NOTICES OF SPECIAL MEETINGS

and

JOINT MANAGEMENT INFORMATION CIRCULAR

of

AGNICO EAGLE MINES LIMITED and KIRKLAND LAKE GOLD LTD.

for the

SPECIAL MEETINGS OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 26, 2021

with respect to a proposed

PLAN OF ARRANGEMENT

involving

AGNICO EAGLE MINES LIMITED and KIRKLAND LAKE GOLD LTD.

OCTOBER 29, 2021

TAKE ACTION AND VOTE TODAY

These materials are important and require your immediate attention. The shareholders of Agnico Eagle Mines Limited (“Agnico”) and Kirkland Lake Gold Ltd. (“Kirkland”) are required to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, tax or other professional advisors.

Shareholders of Agnico that have any questions or require more information with regard to voting their securities may contact the strategic shareholder advisor and proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184 toll free in North America, or at 1-416-304-0211 outside of North America, or by e-mail at assistance@laurelhill.com. Shareholders of Kirkland that have any questions or require more information with regard to voting their securities may contact the strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, at 1-877-659-1824 toll free in North America, at 1-800-155-612 toll free in Australia, or at 1-416-867-2272 outside of North America, or by e-mail at contactus@kingsdaleadvisors.com.

No securities regulatory authority or stock exchange in Canada, the United States, Australia or elsewhere has expressed an opinion about, or passed upon the fairness or merits of, the transactions described in this document, the securities being offered pursuant to such transactions or the adequacy of the information contained in this document and it is an offense to claim otherwise. No securities regulatory authority or stock exchange in Canada, the United States, Australia or elsewhere has approved or registered this document, and this document is not required to be registered with a securities regulatory authority or stock exchange in any such jurisdiction. This document is not a prospectus under the Australian Corporations Act.

LETTER TO AGNICO SHAREHOLDERS

October 29, 2021

Dear Agnico Shareholders,

The board of directors of Agnico Eagle Mines Limited ("Agnico") cordially invites you to attend the special meeting of the holders of common shares of Agnico to be held in a virtual-only format on November 26, 2021 at 10:00 a.m. (Toronto time). At the meeting, you will be asked to consider a resolution regarding the issuance of Agnico common shares in connection with the proposed acquisition of all the outstanding common shares of Kirkland Lake Gold Ltd. ("Kirkland") in a merger of equals.

The merger will establish the new Agnico as a high-quality senior gold producer, with the lowest all-in sustaining cost1, highest EBITDA margin1 and lowest-risk portfolio2 of operating mines, among its Senior Gold Peers (as such terms are defined in the accompanying Joint Management Information Circular of Agnico and Kirkland), as well as industry-leading best practices in key areas of environmental, social and governance matters.

Upon completion of the merger, new Agnico is expected to have approximately US$2.3 billion of available liquidity, significant mineral reserves and an extensive pipeline of development and exploration projects to drive sustainable, low-risk growth.

The merger will create a best-in-class gold mining company operating in one of the world's leading gold regions, the Abitibi-Greenstone Belt of northeastern Ontario and northwestern Quebec, with superior financial and operating metrics. Consolidation within the Abitibi will also provide new Agnico with significant value creation opportunities through synergies and other business improvement initiatives. Additionally, new Agnico will continue to be the only gold producer in Nunavut and will be well positioned internationally with profitable and prospective assets in Australia, Finland and Mexico.

The merger of Agnico and Kirkland combines each company's strengths by bringing together two industry leaders in growing per share value in key metrics such as production, mineral reserves, cash flow and net asset value. Both companies also share a strong history of returning capital to shareholders, with a total of US$1.6 billion being returned through dividend payments and share repurchases since the beginning of 2020 (on a pro forma basis).

The new Agnico will be led by a combined board and management team of experienced mining and business leaders, bringing together the proven cultures, strengths and capabilities of both companies.

Details of the transaction, which will proceed by way of a plan of arrangement, and of the issuance of Agnico common shares in connection with the transaction, are described in more detail in the accompanying Notice of Special Meeting of Shareholders of Agnico and the Joint Management Information Circular.

On behalf of the Agnico board of directors, I would like to express our gratitude for the support our Agnico shareholders have demonstrated with respect to our decision to undertake this transaction. We believe that this opportunity will be transformative for both Agnico and Kirkland shareholders and will result in the creation of one of the highest-quality senior gold producers in the world.

Yours very truly,

(Signed) "Sean Boyd"

Sean Boyd
Vice-Chairman and Chief Executive Officer
Agnico Eagle Mines Limited

The Agnico Board Unanimously Recommends a Vote FOR the Agnico Resolution.

Vote Well in Advance of the Proxy Deadline on 10:00 a.m. (Toronto time) on November 24, 2021.

Questions or Require Voting Assistance? Contact Agnico's strategic shareholder advisor and proxy solicitation agent, Laurel Hill Advisory Group at 1-877-452-7184 (toll free in North America), at 1-416-304-0211 (for collect calls outside of North America), or by e-mail at assistance@laurelhill.com.

_________________________

1. Lowest all-in sustaining cost and highest EBITDA margin are non-GAAP financial performance measures based on data from Bloomberg, equity research reports or public disclosure of the Senior Gold Peers with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Financial comparisons between new Agnico and its Senior Gold Peers are made on the basis of the data presented by Bloomberg, equity research reports or public disclosure which may not be calculated in the same manner as Agnico and Kirkland calculate comparable measures. For further details see the accompanying Joint Management Information Circular of Agnico and Kirkland dated October 29, 2021 (the "Circular") of Agnico and Kirkland, including the headings "Joint Management Information Circular - Non-GAAP Financial Performance Measures", "Joint Management Information Circular - Third Party Data" and "Joint Management Information Circular - Comparative Measures Based on Third Party Data" contained therein.

2. Lowest-risk portfolio is an assessment of risk based on data from The Fraser Institute's "Survey of Mining Companies 2020" (the "Fraser Report") and historical production data for calendar year 2020 included in the public disclosure of the Senior Gold Peers. The risk assessment is determined for new Agnico and each Senior Gold Peer by using the Fraser Report scores for mining jurisdictions across the world and weighting such scores based on each entity's 2020 production in each applicable jurisdiction. For further details see the accompanying Circular, including the headings "Joint Management Information Circular - Third Party Data" and "Joint Management Information Circular - Comparative Measures Based on Third Party Data" contained therein.

LETTER TO KIRKLAND SHAREHOLDERS

October 29, 2021

Dear Kirkland Shareholders,

The board of directors (the "Kirkland Board") of Kirkland Lake Gold Ltd. ("Kirkland") cordially invites you to attend a special meeting (the "Kirkland Meeting") of the holders (the "Kirkland Shareholders") of common shares in the capital of Kirkland (the "Kirkland Shares") to be held in a virtual-only format on November 26, 2021 at 11:00 a.m. (Toronto time).

The Transaction

At the Kirkland Meeting, the Kirkland Shareholders will be asked to consider a resolution (the "Arrangement Resolution") regarding an arrangement of Kirkland whereby all of the issued and outstanding Kirkland Shares will be acquired by Agnico Eagle Mines Limited ("Agnico") for common shares of Agnico (the "Agnico Shares") in a merger of equals for consideration per Kirkland Share equal to 0.7935 of an Agnico Share.

This merger of equals represents a unique opportunity to combine two companies with leading track records in the gold industry for generating per share value and to create a high-quality senior gold producer. Following completion of the merger, the combined company (the "Combined Company") will have the industry's lowest all-in sustaining cost1, highest EBITDA margin1, most favourable risk profile2 and industry-leading best practices in key areas of environmental, social and governance ("ESG") matters. Upon closing of the merger, the Combined Company will have approximately US$2.3 billion of available liquidity, significant mineral reserves and an extensive pipeline of development and exploration projects to drive sustainable, low-risk growth. In addition, in a market that increasingly rewards scale and trading liquidity, the combination of Kirkland and Agnico will create the world's third largest gold producer with an implied market capitalization of approximately US$26.0 billion and a market position that appeals to the largest possible base of investors globally.

The merger will establish a best-in-class gold mining company operating in one of the world's leading gold regions, the Abitibi-Greenstone Belts of northeastern Ontario and northwestern Quebec (the "Abitibi") as well as in Nunavut, Canada, in the Kittila region in Finland, in the Bendigo region of Victoria, Australia and in northern Mexico, with industry leading financial metrics and profitability. Consolidation within the Abitibi will also provide the Combined Company with significant enhanced value creation opportunities through identified synergies and other business improvement initiatives in the region.

The two companies' superior track records for growing per share value in such areas as production, mineral reserves, cash flow and net asset value, are complemented by the strong shared commitment to returning capital to shareholders. Since the beginning of 2020, the two companies have returned a total of US$1.6 billion to shareholders through dividend payments and share repurchases (on a pro forma basis).

Kirkland and Agnico are already among the lowest greenhouse gas emitters in the industry and the Combined Company will be positioned to become a leader in ESG initiatives. Through the sharing of established competencies and the ability join forces on innovation, the Combined Company will have the scale to be a more effective collaborator with Senior Gold Peers, key suppliers, governments and communities.

The Combined Company will be led by a combined board and management team of experienced mining and business leaders, bringing together the proven cultures, strengths and capabilities of both companies.

Details of the transaction, which will proceed by way of a plan of arrangement, and of the issuance of Agnico Shares in connection with the transaction, are described in more detail in the accompanying Notice of Special Meeting of Shareholders of Kirkland and the accompanying joint management information circular of Kirkland and Agnico dated October 29, 2021 (the "Circular"). The Circular includes additional information to assist you in considering how to vote on the proposed Arrangement Resolution, including risk factors relating to the completion of the transaction. You should carefully review and consider all of the information in the Circular. If you require assistance, consult your financial, legal, tax or other professional advisor.

Recommendation of the Kirkland Board

The Kirkland Board, having undertaken a thorough review of, and having carefully considered the terms of the merger, and after consulting with its financial and legal advisors, including having received and taken into account the fairness opinions received from BMO Capital Markets, Maxit Capital and CIBC Capital Markets, the unanimous recommendation of the special committee of the Kirkland Board and such other matters as it considered necessary and relevant, including the factors set out in the Circular under the heading "The Arrangement - Reasons for the Arrangement" and "The Arrangement - Additional Kirkland Reasons", has unanimously determined that the merger is in the best interests of Kirkland.

Accordingly, the Kirkland Board has unanimously concluded that the transaction is in the best interests of Kirkland and recommends that you vote FOR the Arrangement Resolution.

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF KIRKLAND SHARES YOU OWN.

Whether or not you expect to attend the Kirkland Meeting, we encourage you to take the time to complete, sign, date and return the enclosed form of proxy or voting instruction form, as applicable, in accordance with the instructions set out therein so that your Kirkland Shares can be voted at the Kirkland Meeting. See "Information Concerning the Kirkland Meeting" of the Circular for more information.

Proxies must be submitted (in accordance with the instructions set out on the form of proxy) no later than 11:00 a.m. (Toronto time) on November 24, 2021, or on the day other than a Saturday, Sunday or statutory or civic holiday which is at least 48 hours prior to any adjourned or postponed Kirkland Meeting. A completed voting instruction form should be deposited in accordance with the instructions printed on the form. The deadline for depositing proxies may be waived or extended by the Chair of the Kirkland Meeting at their discretion, without notice.

If you have any questions or need additional information, you should consult your financial, legal, tax or other professional advisor, or contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, at 1-877-659-1824 toll free in North America, at 1-800-155-612 toll free in Australia, or at 1-416-867-2272 outside of North America, or by e-mail at contactus@kingsdaleadvisors.com.

On behalf of the Kirkland Board, I would like to express our gratitude for the support our Kirkland Shareholders have demonstrated with respect to our decision to undertake this transaction. We believe that this opportunity will be transformative for both Kirkland and Agnico shareholders and will result in the creation of one of the highest-quality senior gold producers in the world.

Yours very truly,

(Signed) "Tony Makuch"

Tony Makuch
President and Chief Executive Officer
Kirkland Lake Gold Ltd.

_________________________

1. Lowest all-in sustaining cost and highest EBITDA margin are non-GAAP financial performance measures based on data from Bloomberg, equity research reports or public disclosure of the Senior Gold Peers with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Financial comparisons between the Combined Company and its Senior Gold Peers are made on the basis of the data presented by Bloomberg, equity research reports or public disclosure which may not be calculated in the same manner as Agnico and Kirkland calculate comparable measures. For further details see the Circular, including the headings "Joint Management Information Circular - Non-GAAP Financial Performance Measures", "Joint Management Information Circular - Third Party Data" and "Joint Management Information Circular - Comparative Measures Based on Third Party Data" contained therein.

2. Most favourable risk profile is an assessment of risk based on data from The Fraser Institute's "Survey of Mining Companies 2020" (the "Fraser Report") and historical production data for calendar year 2020 included in the public disclosure of the Senior Gold Peers. The risk assessment is determined for the Combined Company and each Senior Gold Peer by using the Fraser Report scores for mining jurisdictions across the world and weighting such scores based on each entity's 2020 production in each applicable jurisdiction. For further details see the accompanying Circular, including the headings "Joint Management Information Circular - Third Party Data" and "Joint Management Information Circular - Comparative Measures Based on Third Party Data" contained therein.

AGNICO EAGLE MINES LIMITED

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF AGNICO

NOTICE IS HEREBY GIVEN that a special meeting (the "Agnico Meeting") of the holders (the "Agnico Shareholders") of common shares (the "Agnico Shares") of Agnico Eagle Mines Limited ("Agnico") will be held in a virtual-only format, which will be conducted via live webcast available online using the TSX Trust virtual shareholder meeting platform at https://virtual-meetings.tsxtrust.com/1233 on November 26, 2021 at 10:00 a.m. (Toronto time), subject to any adjournment(s) or postponement(s) thereof, for the following purposes:

1. to consider, and if deemed advisable, to pass, with or without variation, an ordinary resolution (the "Agnico Resolution"), the full text of which is set forth in Appendix A to the accompanying joint management information circular (the "Circular") of Agnico and Kirkland Lake Gold Ltd. ("Kirkland") dated October 29, 2021, approving the issuance by Agnico of such number of Agnico Shares as may be required to be issued pursuant to or in connection with the plan of arrangement under section 182 of the Business Corporations Act (Ontario) involving, among others, Kirkland and Agnico (the "Arrangement"), in accordance with the terms of the merger agreement dated September 28, 2021 between Agnico and Kirkland (as amended, supplemented or otherwise modified from time to time, the "Merger Agreement"), as more particularly described in the Circular; and

2. to transact such other business, including amendments to the foregoing, as may properly be brought before the Agnico Meeting and any adjournment or postponement thereof.

The board of directors of Agnico (the "Agnico Board") unanimously recommends that Agnico Shareholders vote FOR the Agnico Resolution. It is a condition to the completion of the Arrangement that the Agnico Resolution be approved at the Agnico Meeting. If the Agnico Resolution is not approved by the Agnico Shareholders the Arrangement cannot be completed.

Each Agnico Share entitled to be voted in respect of the Agnico Resolution will entitle the holder to one vote at the Agnico Meeting. The Agnico Resolution must be approved by at least a simple majority of the votes cast by Agnico Shareholders present (virtually) or represented by proxy and entitled to vote at the Agnico Meeting.

The Merger Agreement and the amending agreement to the Merger Agreement dated October 27, 2021 between Agnico and Kirkland have been filed under Agnico's and Kirkland's respective issuer profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov. This Notice of Special Meeting of Shareholders of Agnico is accompanied by the Circular which contains additional information relating to matters to be dealt with at the Agnico Meeting.

The Agnico Board has set the close of business on October 13, 2021 as the record date (the "Agnico Record Date") for determining the Agnico Shareholders who are entitled to receive notice of and vote at the Agnico Meeting. Only persons shown on the register of Agnico Shareholders at the close of business on the Agnico Record Date, or their duly appointed proxyholders, will be entitled to receive notice of the Agnico Meeting and vote on the Agnico Resolution.

In light of the ongoing impact of COVID-19 and the associated public health measures, Agnico will be conducting a virtual-only Agnico Meeting via live webcast at https://virtual-meetings.tsxtrust.com/1233. Agnico Shareholders will not be able to attend the Agnico Meeting in person. At the Agnico Meeting, registered Agnico Shareholders ("Registered Agnico Shareholders") and their duly appointed proxyholders will be able to participate, ask questions and vote in "real time" through an online portal at https://virtual-meetings.tsxtrust.com/1233. All Agnico Shareholders who wish to attend the Agnico Meeting must carefully follow the procedures set out in the Circular in order to vote and ask questions through the live webcast. Non-registered beneficial Agnico Shareholders ("Non-Registered Agnico Shareholders"), unless they have been duly appointed as proxyholders in accordance with the procedures set out in the Circular, will be able to listen to the live webcast of the Agnico Meeting, but will not be able to ask questions or vote during the Agnico Meeting. Agnico believes that a virtual meeting gives all Agnico Shareholders an equal opportunity to participate regardless of their geographic location or the particular constraints, circumstances or risks that they may be facing as a result of COVID-19. Agnico Shareholders are strongly encouraged to submit their completed form of proxy (in the case of Registered Agnico Shareholders) or voting instruction form (in the case of Non-Registered Agnico Shareholders), or alternatively, to vote over the Internet or by other means, in each case, well in advance of the Agnico Meeting and in accordance with the enclosed instructions so that as many Agnico Shares as possible are represented at the Agnico Meeting.

As an Agnico Shareholder, it is important that you read this Notice of Special Meeting of Shareholders of Agnico and accompanying Circular carefully and then vote your Agnico Shares. Proxies to be used or acted upon at the Agnico Meeting must be completed and deposited with Agnico's transfer agent, Computershare Trust Company of Canada ("Computershare"), in accordance with the instructions thereon. To be effective, a duly completed proxy must be received by Computershare by 10:00 a.m. (Toronto time) on November 24, 2021 (or by 10:00 a.m. (Toronto time) on the day other than a Saturday, Sunday or statutory or civic holiday which is at least 48 hours prior to any adjourned or postponed Agnico Meeting). Agnico Shareholders may vote online, by telephone or by mail following the instructions found in the enclosed form of proxy or voting instruction form. Late proxies may be accepted or rejected by the chair of the Agnico Meeting in his or her discretion. The time limit for the deposit of proxies may be waived or extended by the chair of the Agnico Meeting, at the chair's discretion, with or without notice. The chair is under no obligation to accept or reject any particular late proxy. Non-Registered Agnico Shareholders holding Agnico Shares through an intermediary or broker may have an earlier deadline by which the intermediary or broker must receive voting instructions. Non-Registered Agnico Shareholders that hold Agnico Shares through an intermediary or broker and receive these materials through such intermediary or broker should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by such intermediary or broker.

Agnico Shareholders that have any questions or need additional information regarding the voting of their Agnico Shares should consult their financial, legal, tax or other professional advisor, or contact Agnico's strategic shareholder advisor and proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184 (toll free in North America), at 1-416-304-0211 (for collect calls outside of North America), or by e-mail at assistance@laurelhill.com.

Your vote is very important, regardless of the number of Agnico Shares that you own. Whether or not you expect to attend the Agnico Meeting, we encourage you to vote your form of proxy or voting instruction form, as applicable, as promptly as possible to ensure that your vote will be counted at the Agnico Meeting.

THE AGNICO BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT AGNICO SHAREHOLDERS VOTE FOR THE AGNICO RESOLUTION

DATED at Toronto, Ontario, this 29th day of October, 2021.

BY ORDER OF THE BOARD OF DIRECTORS OF AGNICO EAGLE MINES LIMITED (signed) "Christopher Vollmershausen"

Christopher Vollmershausen Senior Vice President, Legal, General Counsel & Corporate Secretary

KIRKLAND LAKE GOLD LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF KIRKLAND

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "Interim Order") of the Ontario Superior Court of Justice (Commercial List) (the "Court") dated October 29, 2021, a special meeting (the "Kirkland Meeting") of the holders (the "Kirkland Shareholders") of common shares (the "Kirkland Shares") of Kirkland Lake Gold Ltd. ("Kirkland") will be held in a virtual-only format, which will be conducted via live webcast available online using the TSX Trust virtual shareholder meeting platform at https://virtual- meetings.tsxtrust.com/1231 on November 26, 2021 at 11:00 a.m. (Toronto time), subject to any adjournment(s) or postponement(s) thereof, for the following purposes:

1. to consider, pursuant to the Interim Order, and if deemed advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution"), the full text of which is set forth in Appendix B to the accompanying joint management information circular (the "Circular") of Agnico Eagle Mines Limited ("Agnico") and Kirkland dated October 29, 2021, approving a statutory plan of arrangement (the "Arrangement") under section 182 of the Business Corporations Act (Ontario) (the "OBCA") involving, among others, Agnico and Kirkland, in accordance with the terms of the merger agreement dated September 28, 2021 between Agnico and Kirkland (as amended, supplemented or otherwise modified from time to time, the "Merger Agreement"), as more particularly described in the Circular; and

2. to transact such other business, including amendments to the foregoing, as may properly be brought before the Kirkland Meeting and any adjournment or postponement thereof.

The board of directors of Kirkland (the "Kirkland Board") unanimously recommends that Kirkland Shareholders vote FOR the Arrangement Resolution. It is a condition to the completion of the Arrangement that the Arrangement Resolution be approved at the Kirkland Meeting. If the Arrangement Resolution is not approved by the Kirkland Shareholders the Arrangement cannot be completed.

Each Kirkland Share entitled to be voted in respect of the Arrangement Resolution will entitle the holder to one vote at the Kirkland Meeting. The Arrangement Resolution must be approved by at least two-thirds of the votes cast by Kirkland Shareholders present (virtually) or represented by proxy and entitled to vote at the Kirkland Meeting.

The Merger Agreement and the amending agreement to the Merger Agreement dated October 27, 2021 between Agnico and Kirkland have been filed under Agnico's and Kirkland's respective issuer profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov. This Notice of Special Meeting of Shareholders of Kirkland is accompanied by the Circular which contains additional information relating to matters to be dealt with at the Kirkland Meeting.

The Kirkland Board has set the close of business on October 13, 2021 as the record date (the "Kirkland Record Date") for determining the Kirkland Shareholders who are entitled to receive notice of and vote at the Kirkland Meeting. Only persons shown on the register of Kirkland Shareholders at the close of business on the Kirkland Record Date, or their duly appointed proxyholders, will be entitled to receive notice of the Kirkland Meeting and vote on the Arrangement Resolution.

In light of the ongoing impact of COVID-19 and the associated public health measures, Kirkland will be conducting a virtual-only Kirkland Meeting via live webcast at https://virtual-meetings.tsxtrust.com/1231, as authorized by, and in accordance with, the Interim Order. Kirkland Shareholders will not be able to attend the Kirkland Meeting in person. At the Kirkland Meeting, registered Kirkland Shareholders ("Registered Kirkland Shareholders") and their duly appointed proxyholders will be able to participate, ask questions and vote in "real time" through an online portal at https://virtual-meetings.tsxtrust.com/1231.

All Kirkland Shareholders who wish to attend the Kirkland Meeting must carefully follow the procedures set out in the Circular in order to vote and ask questions through the live webcast. Non-registered beneficial Kirkland Shareholders ("Non-Registered Kirkland Shareholders"), unless they have been duly appointed as proxyholders in accordance with the procedures set out in the Circular, and holders of Kirkland CHESS Depositary Interests (as defined in the Settlement Operating Rules of the Australian Securities Exchange) ("Kirkland CDIs") will be able to listen to the live webcast of the Kirkland Meeting, but will not be able to ask questions or vote during the Kirkland Meeting. Kirkland believes that a virtual meeting gives all Kirkland Shareholders an equal opportunity to participate regardless of their geographic location or the particular constraints, circumstances or risks that they may be facing as a result of COVID-19. Kirkland Shareholders and holders of Kirkland CDIs are strongly encouraged to submit their completed form of proxy (in the case of Registered Kirkland Shareholders) or voting instruction form (in the case of Non-Registered Kirkland Shareholders (other than Kirkland CDI holders)) or the Kirkland CDI voting instruction form ("CDI VIF") received from Computershare Investor Services Pty Limited ("Computershare Australia") (in the case of holders of Kirkland CDIs), or alternatively, to vote over the Internet or by other means, in each case well in advance of the Kirkland Meeting and in accordance with the enclosed instructions, so that as many Kirkland Shares as possible are represented at the Kirkland Meeting.

As a Kirkland Shareholder, it is important that you read this Notice of Special Meeting of Shareholders of Kirkland and accompanying Circular carefully and then vote your Kirkland Shares. Proxies to be used or acted upon at the Kirkland Meeting must be completed and deposited with Kirkland's transfer agent, TSX Trust Company ("TSX Trust"), in accordance with the instructions thereon. To be effective, a duly completed proxy must be received by TSX Trust by 11:00 a.m. (Toronto time) on November 24, 2021 (or by 11:00 a.m. (Toronto time) on the day other than a Saturday, Sunday or statutory or civic holiday which is at least 48 hours prior to any adjourned or postponed Kirkland Meeting). Kirkland Shareholders may vote online, by telephone or by mail following the instructions found in the enclosed form of proxy or voting instruction form. Late proxies may be accepted or rejected by the chair of the Kirkland Meeting in his or her discretion. The chair is under no obligation to accept or reject any particular late proxy. The time limit for deposit of proxies may be waived or extended by the chair of the Kirkland Meeting, at the chair's discretion, with or without notice. Non-Registered Kirkland Shareholders (other than holders of Kirkland CDIs) holding Kirkland Shares through an intermediary or broker may have an earlier deadline by which the intermediary or broker must receive voting instructions. Non-Registered Kirkland Shareholders (other than holders of Kirkland CDIs) that hold Kirkland Shares through an intermediary or broker and receive these materials through such intermediary or broker should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by such intermediary or broker.

Holders of Kirkland CDIs that receive a CDI VIF from Computershare Australia are requested to complete and return the CDI VIF in accordance with the instructions provided by Computershare Australia. If you do not complete and return the form in accordance with such instructions, you may lose your right to instruct the Registered Kirkland Shareholder on how to vote at the Kirkland Meeting on your behalf.

Pursuant to the Interim Order, Registered Kirkland Shareholders entitled to vote at the Kirkland Meeting have a right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid an amount equal to the fair value of their Kirkland Shares as of the close of business on the day before the Arrangement Resolution was approved, provided that they have complied with the dissent procedures set forth in section 185 of the OBCA, as modified by the plan of arrangement (the "Plan of Arrangement", a copy of which is attached in Appendix E to the Circular) and the Interim Order. A Registered Kirkland Shareholder wishing to exercise rights of dissent with respect to the Arrangement Resolution must send to Kirkland a written objection to the Arrangement Resolution, which written objection must be received by Kirkland, at Suite 2800, 200 Bay Street, Toronto, Ontario, Canada, M5J 2J1, Attention: Jennifer Wagner, Executive Vice President, Corporate Affairs and Sustainability, with a copy to Kirkland's counsel, Cassels Brock & Blackwell LLP, 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada M5H 3C2, Attention: Lara Jackson and John Picone, not later than 4:00 p.m. (Toronto time) on November 24, 2021 (or the day that is two business days immediately preceding the date that any adjourned or postponed Kirkland Meeting is reconvened or held, as the case may be), and must otherwise strictly comply with the dissent procedures prescribed by the OBCA, as modified by the Plan of Arrangement and the Interim Order. A Kirkland Shareholder's right to dissent is more particularly described in the Circular. A copy of the Interim Order and the text of section 185 of the OBCA are set forth in Appendix C and Appendix M, respectively, to the Circular.

Failure to strictly comply with the requirements set forth in section 185 of the OBCA, as modified by the Plan of Arrangement and the Interim Order, may result in the loss of any right to dissent. Non-Registered Kirkland Shareholders who wish to dissent should be aware that only Registered Kirkland Shareholders entitled to vote at the Kirkland Meeting are entitled to dissent in respect of the Arrangement Resolution. Registered Kirkland Shareholders may only dissent with respect to all of their Kirkland Shares held on behalf of any one such beneficial holder and registered in the name of such dissenting Kirkland Shareholder. Accordingly, a Non-Registered Kirkland Shareholder desiring to exercise the right to dissent must make arrangements for the Kirkland Shares beneficially owned by such Non-Registered Kirkland Shareholder to be registered in such Non- Registered Kirkland Shareholder's name prior to the time the written objection to the Arrangement Resolution is required to be received by Kirkland or, alternatively, make arrangements for the registered holder of such Kirkland Shares to dissent on the Non-Registered Kirkland Shareholder's behalf. It is strongly suggested that any Kirkland Shareholder wishing to dissent seek independent legal advice, as the failure to strictly comply with the provisions of section 185 of the OBCA, as modified by the Plan of Arrangement and the Interim Order, may prejudice such Kirkland Shareholder's right to dissent.

Kirkland Shareholders that have any questions or need additional information regarding the voting of their Kirkland Shares should consult their financial, legal, tax or other professional advisor, or contact Kirkland's strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, at 1-877-659-1824 toll free in North America, at 1-800-155-612 toll free in Australia, or at 1-416-867- 2272 outside of North America, or by e-mail at contactus@kingsdaleadvisors.com.

Your vote is very important, regardless of the number of Kirkland Shares that you own. Whether or not you expect to attend the Kirkland Meeting, we encourage you to vote your form of proxy or voting instruction form, as applicable, as promptly as possible to ensure that your vote will be counted at the Kirkland Meeting.

THE KIRKLAND BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT KIRKLAND SHAREHOLDERS VOTE FOR THE ARRANGEMENT RESOLUTION

DATED at Toronto, Ontario, this 29th day of October, 2021.

BY ORDER OF THE BOARD OF DIRECTORS
OF KIRKLAND LAKE GOLD LTD.

(signed) "Jeffrey Parr"

Jeffrey Parr
Chairman of the Board

SPECIAL MEETING OF KIRKLAND SHAREHOLDERS CDI VOTING PROCESS

The common shares (the "Kirkland Shares") of Kirkland Lake Gold Ltd. ("Kirkland") are listed on the Australian Securities Exchange (the "ASX") in the form of Kirkland CHESS Depositary Interests as defined in the Settlement Operating Rules of the ASX ("Kirkland CDIs"), being a unit of beneficial ownership in a Kirkland Share that is registered in the name of CHESS Depositary Nominees Pty Ltd. ("CDN"), a wholly-owned subsidiary of ASX Limited. Kirkland would like to remind Kirkland CDI holders of the particular requirements and restrictions that their votes will be subject to. Each Kirkland CDI is a unit of beneficial ownership of one Kirkland Share. Kirkland CDI holders do not actually own direct legal title to their Kirkland Shares, which are held for and on behalf of Kirkland CDI holders by CDN. This structure exists because Kirkland is a Canadian company with a right to have its securities traded on the ASX by way of Kirkland CDIs.

This arrangement impacts how Kirkland CDI holders can record their votes for the matters to be tabled at the Kirkland Meeting. As Kirkland CDIs represent beneficial ownership of Kirkland Shares, which are registered in the name of Kirkland CDI holders by CDN, Kirkland CDI holders need to provide confirmation of their voting intentions to CDN before the Kirkland Meeting. CDN will then exercise the votes on behalf of Kirkland CDI holders. If a Kirkland CDI holder wishes to vote, they must register their vote with CDN by using the Kirkland CDI Voting Instruction Form ("CDI VIF") provided by Computershare Investor Services Pty Limited ("Computershare Australia").

Kirkland CDI holders who have questions about the information contained in this Circular or require assistance with voting can contact Kirkland's strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, for assistance by telephone at 1-877-659-1824 (toll-free in North America), at 1-800-155-612 (toll-free in Australia), or call collect at 1-416-867-2272 (outside North America), or by email at contactus@kingsdaleadvisors.com. To have a Kirkland CDI vote counted, Kirkland CDI holders must return their completed CDI VIF to Computershare Australia by no later than 11:00 a.m. (Toronto time) on November 23, 2021. This deadline has been set to allow sufficient time to collate the votes of Kirkland CDI holders and submit them to Kirkland's transfer agent, TSX Trust Company, not later than 11:00 a.m. (Toronto time) on November 24, 2021 (or by 11:00 a.m. (Toronto time) on the day other than a Saturday, Sunday or statutory or civic holiday which is at least 48 hours prior to any adjourned or postponed Kirkland Meeting).

Kirkland encourages Kirkland CDI holders to lodge their votes ahead of the Kirkland Meeting in the manner specified above.

DATED at Toronto, Ontario, this 29th day of October, 2021.

BY ORDER OF THE BOARD OF DIRECTORS OF KIRKLAND LAKE GOLD LTD. (signed) "Jeffrey Parr"

Jeffrey Parr Chairman of the Board

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APPENDICES

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JOINT MANAGEMENT INFORMATION CIRCULAR

Introduction

This joint management information circular (the "Circular") is furnished in connection with the solicitation of proxies by and on behalf of the management of Agnico Eagle Mines Limited ("Agnico") and Kirkland Lake Gold Ltd. ("Kirkland") for use at the special meeting of Agnico Shareholders to be held at 10:00 a.m. (Toronto time) on November 26, 2021 (the "Agnico Meeting") and the special meeting of Kirkland Shareholders to be held at 11:00 a.m. (Toronto time) on November 26, 2021 (the "Kirkland Meeting"), respectively, and any adjournment(s) or postponement(s) thereof. Capitalized terms used but not otherwise defined in this Circular have the meanings ascribed thereto under "Glossary of Terms" in this Circular.

The Agnico Meeting will be accessible online at https://virtual-meetings.tsxtrust.com/1233 starting at 10:00 a.m. (Toronto time) on November 26, 2021. The Kirkland Meeting will be accessible online at https://virtual-meetings.tsxtrust.com/1231 starting at 11:00 a.m. (Toronto time) on November 26, 2021. Each of Agnico and Kirkland is holding the Agnico Meeting and the Kirkland Meeting, respectively, as a completely virtual meeting, which will be conducted via live webcast, where all shareholders regardless of geographic location will have an equal opportunity to participate at the meeting online. Shareholders will not be able to attend the Agnico Meeting or the Kirkland Meeting in person. For more information on how to attend and participate in the Agnico Meeting or the Kirkland Meeting online, please see the Notice of Special Meeting of Shareholders of Agnico and the Notice of Special Meeting of Shareholders of Kirkland, respectively. See also "Information Concerning the Agnico Meeting" and "Information Concerning the Kirkland Meeting".

No Person has been authorized to give any information or make any representation in connection with the Arrangement and the issuance of Agnico Shares in connection with the Arrangement, or any other matters to be considered at the Agnico Meeting or the Kirkland Meeting, as applicable, or discussed in or incorporated by reference in this Circular other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by Agnico or Kirkland and should not be relied upon in making a decision as to how to vote on the resolutions to be considered at the Agnico Meeting or Kirkland Meeting, as applicable. For greater certainty, to the extent that any information contained or provided on Agnico's or Kirkland's websites or by Agnico's or Kirkland's strategic shareholder advisors and proxy solicitation agents is inconsistent with this Circular, you should rely on the information provided in this Circular.

Information contained on Agnico's or Kirkland's websites is not and is not deemed to be a part of this Circular or incorporated by reference herein and should not be relied upon in making a decision as to how to vote on the resolutions to be considered at the Agnico Meeting or Kirkland Meeting, as applicable.

This document is important and requires your immediate attention. If you have any questions or require assistance, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor.

Information Contained in this Circular

Descriptions in this Circular of the terms of the Interim Order, Plan of Arrangement, CIBC Capital Markets Fairness Opinion, BMO Capital Markets Fairness Opinion, Maxit Capital Fairness Opinion, TD Securities Fairness Opinion and BofA Securities Fairness Opinion, attached to this Circular as Appendices C, E, F, G, H, I and J, respectively, and the Merger Agreement and the form of Support and Voting Agreements, which have been filed under Agnico's and Kirkland's respective issuer profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov, are summaries of the terms of those documents and are qualified in their entirety by reference to the full text of each of these documents. You are urged to carefully read the full text of these documents. In the event of any inconsistency between the summary of any provision of these documents contained in this Circular and the actual text of the document, the text of the applicable document shall govern.

All capitalized terms used in this Circular but not otherwise defined herein have the meanings set forth under "Glossary of Terms". Information contained in this Circular is given as at October 29, 2021 unless otherwise specifically stated and except that information in documents incorporated by reference is given as of the dates noted therein.

This Circular does not constitute an offer to sell, or a solicitation of an offer to purchase any securities or the solicitation of a proxy, in any jurisdiction, to or from any Person to whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this Circular nor any distribution of the securities referred to in this Circular will, under any circumstances, imply or represent that there has been no change in the information set forth herein since the currency date of such information as set out in this Circular.

Information contained in this Circular should not be construed as legal, tax or financial advice and Agnico Shareholders and Kirkland Shareholders are urged to consult with their own professional advisors in considering the relevant legal, tax, financial or other matters contained in this Circular.

THIS CIRCULAR AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND THE PLAN OF ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTIONS OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

Information Concerning Agnico

Except as otherwise indicated, the information concerning Agnico contained in this Circular has been provided by Agnico and should be read together with, and is qualified by, the documents of Agnico incorporated by reference herein. Although Kirkland has no knowledge that any statements contained herein taken from or based on such information provided by Agnico are untrue or incomplete, neither Kirkland nor any of its officers or directors assumes any responsibility for the completeness or accuracy of such information, nor any failure by Agnico or any of its affiliates or representatives to disclose facts or events which may have occurred or may affect the completeness or accuracy of any such information but which are unknown to Kirkland. In accordance with the Merger Agreement, Agnico provided all necessary information concerning Agnico that is required by law to be included in this Circular and ensured that such information does not contain any Misrepresentations.

Information Concerning Kirkland

Except as otherwise indicated, the information concerning Kirkland contained in this Circular has been provided by Kirkland and should be read together with, and is qualified by, the documents of Kirkland incorporated by reference herein. Although Agnico has no knowledge that any statements contained herein taken from or based on such information provided by Kirkland are untrue or incomplete, neither Agnico nor any of its officers or directors assumes any responsibility for the completeness or accuracy of such information, nor any failure by Kirkland or any of its affiliates or representatives to disclose facts or events which may have occurred or may affect the completeness or accuracy of any such information but which are unknown to Agnico. In accordance with the Merger Agreement, Kirkland provided all necessary information concerning Kirkland that is required by law to be included in this Circular and ensured that such information does not contain any Misrepresentations.

Solicitation of Proxies

To encourage your vote participation, you may be contacted by directors, officers, employees, consultants or agents of Agnico or Kirkland, as applicable, by telephone, email, Internet, facsimile, in person or by other means of communication, or by the strategic shareholder advisor and proxy solicitation agent, Laurel Hill, in respect of Agnico Shareholders, or Kingsdale Advisors, in respect of Kirkland Shareholders, which have been engaged by Agnico and Kirkland, respectively, in connection with the Circular. The total cost of soliciting proxies and mailing the Agnico Meeting Materials to Agnico Shareholders will be borne by Agnico. In connection with communicating to Agnico Shareholders in respect of the Arrangement, Laurel Hill is expected to receive an estimated fee of at least C$250,000 for services provided, plus an amount per call to retail holders of Agnico Shares as well as the reimbursement of its reasonable out-of-pocket expenses. The total cost of soliciting proxies and mailing the Kirkland Meeting Materials to Kirkland Shareholders and holders of Kirkland CDIs will be borne by Kirkland. In connection with communicating to Kirkland Shareholders and holders of Kirkland CDIs in respect of the Arrangement, Kingsdale Advisors is expected to receive an estimated fee of at least C$350,000 for services provided, plus an amount per call to retail holders of Kirkland Shares as well as the reimbursement of its reasonable out-of-pocket expenses.

Agnico and Kirkland may use Broadridge's QuickVote™ service to assist eligible Non-Registered Agnico Shareholders and Non-Registered Kirkland Shareholders with voting their Agnico Shares and Kirkland Shares, respectively. Non-Registered Agnico Shareholders may be contacted by Laurel Hill and Non-Registered Kirkland Shareholders may be contacted by Kingsdale Advisors to conveniently obtain voting instructions directly over the telephone.

Agnico and Kirkland will not be relying on the notice-and-access delivery procedures outlined in NI 54-101 to distribute copies of proxy-related materials in connection with the Agnico Meeting or the Kirkland Meeting. Agnico and Kirkland will pay for an Intermediary to deliver copies of proxy-related materials in connection with the Agnico Meeting and the Kirkland Meeting, respectively, to "objecting beneficial owners".

Enforcement in Canada

Certain of the directors and officers of Agnico and Kirkland as well as certain experts referenced in this Circular and the documents incorporated by reference herein reside outside of Canada. It may not be possible for shareholders of Agnico or Kirkland to effect service of process within Canada upon such Persons. Shareholders are advised that it may not be possible to enforce judgments obtained in Canada against any Person that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada.

Scientific and Technical Information

All mineral reserves and mineral resources for Agnico and Kirkland have been estimated in accordance with the standards of the CIM and NI 43-101. All mineral resources are reported exclusive of mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimation of "measured" and "inferred" mineral resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable mineral reserves. The estimation of "inferred" mineral resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of mineral resources. It cannot be assumed that all or any part of a "measured", "indicated" or "inferred" mineral resource will ever be upgraded to a higher category or converted into a mineral "reserve". Under Canadian rules, estimates of "inferred mineral resources" may not form the basis of feasibility studies, pre-feasibility studies or other economic studies, except in prescribed cases, such as in a preliminary economic assessment under certain circumstances. Investors are cautioned not to assume that any part or all of a "measured", "indicated" or "inferred" mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred mineral resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred mineral resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to enable them to be categorized as mineral reserves. The mineral resources in this Circular were reported using CIM Standards.

Additional information about each of Kirkland's material mineral projects including information regarding data verification, key assumptions, parameters and methods used to estimate mineral reserves and mineral resources and the risks that could materially affect the development of the mineral reserves and mineral resources can be found in the Kirkland AIF (other than the information with respect to Detour Lake which is included in "Appendix L - Information Concerning Kirkland") filed on SEDAR and EDGAR and in the following technical reports filed on SEDAR in respect of Kirkland's material mineral properties: Detour Lake Operation, Ontario, Canada NI 43-101 Technical Report with an effective date of July 26, 2021 (amended and restated technical report filed on October 19, 2021); Macassa Property, Ontario, Canada, Updated NI 43-101 Technical Report with an effective date of December 31, 2018 (amended and restated technical report filed on July 19, 2019); and Updated NI 43-101 Technical Report, Fosterville Gold Mine in the State of Victoria, Australia, prepared for Kirkland Lake Gold Ltd. with an effective date of December 31, 2018 (filed on April 1, 2019). Additional information about each of Agnico's material mineral projects including information regarding data verification, key assumptions, parameters and methods used to estimate mineral reserves and mineral resources and the risks that could materially affect the development of the mineral reserves and mineral resources can be found in the Agnico AIF filed on SEDAR and EDGAR and in the following technical reports filed on SEDAR in respect of Agnico's material mineral properties: 2005 LaRonde Mineral Resource & Mineral Reserve Estimate Agnico-Eagle Mines Ltd. LaRonde Division with an effective date of February 23, 2005 (filed on March 23, 2005); NI 43-101 Technical Report, Canadian Malartic Mine, Québec, Canada with an effective date of December 31, 2020 (filed on March 25, 2021); Technical Report on the December 31, 2009, Mineral Resource and Mineral Reserve Estimate and the Suuri Extension Project, Kittila Mine, Finland with an effective date of December 31, 2009 (filed on March 4, 2010); Technical Report on the Mineral Resources and Mineral Reserves at Meadowbank Gold Complex including the Amaruq Satellite Mine Development, Nunavut, Canada as at December 31, 2017 with an effective date of February 14, 2018 (filed on March 22, 2018); and the Updated Technical Report on the Meliadine Gold Project, Nunavut, Canada with an effective date of February 11, 2015 (filed on March 12, 2015).

The current technical reports for each of the material mineral properties of Agnico and Kirkland are available under each of Agnico's and Kirkland's respective issuer profiles on SEDAR at www.sedar.com.

Information for United States Shareholders

THE SECURITIES TO BE ISSUED PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR OR THE FAIRNESS OR MERITS OF THE PLAN OF ARRANGEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The offer and sale of the Consideration Shares issuable to Kirkland Shareholders and Kirkland CDI holders in exchange for their Kirkland Shares and Kirkland CDIs, respectively, and the offer and sale of the Agnico Replacement Options issuable in exchange for Kirkland Options, in each case pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or any U.S. state Securities Laws, and such securities will be issued in reliance upon the Section 3(a)(10) Exemption and exemptions from applicable U.S. state Securities Laws. The Section 3(a)(10) Exemption exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration under the U.S. Securities Act where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the substantive and procedural fairness of the terms and conditions of such issuance and exchange at which all Persons to whom it is proposed to issue the securities have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered.

The Final Order, if granted, will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act, pursuant to the Section 3(a)(10) Exemption, with respect to the issuance of the Consideration Shares issuable to Kirkland Shareholders and Kirkland CDI holders in exchange for their Kirkland Shares and Kirkland CDIs, respectively, and the issuance of Agnico Replacement Options to holders of Kirkland Options in exchange for their Kirkland Options, pursuant to the Arrangement upon completion of the Arrangement. The Court has been informed of this effect of the Final Order.

The solicitation of proxies for the Agnico Meeting and the Kirkland Meeting by means of this Circular is not subject to the requirements of section 14(a) of the U.S. Exchange Act, based upon exemptions from the SEC's proxy solicitation rules applicable to "foreign private issuers" (as such term is defined in Rule 3b-4 under the U.S. Exchange Act). Accordingly, the solicitation of proxies and transactions contemplated in this Circular are being made in the United States in accordance with Canadian corporate Laws and Canadian Securities Laws, and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Agnico Shareholders and Kirkland Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

The Consideration Shares received by Kirkland Shareholders and Kirkland CDI holders, as applicable, pursuant to the Arrangement (which, for avoidance of doubt, does not include the Agnico Shares issuable upon exercise of the Agnico Replacement Options) will be freely tradable under the U.S. Securities Act after the completion of the Arrangement, except by Persons who are "affiliates" (as defined in Rule 144 of the U.S. Securities Act) of Agnico following completion of the Arrangement or who were affiliates of Agnico within 90 days prior to the completion of the Arrangement. The Consideration Shares issued to Kirkland Shareholders and Kirkland CDI holders who are such affiliates (or former affiliates) of Agnico may be subject to the registration requirements of the U.S. Securities Act, absent an exemption or exclusion therefrom, such as the exemptions contained in Rule 144 or Rule 904 of Regulation S. See "Securities Law Matters - United States Securities Law Considerations". Persons who may be deemed to be "affiliates" of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Typically, persons who are directors, executive officers or 10% or greater shareholders of an issuer are considered to be its "affiliates".

The exemption from the registration requirements of the U.S. Securities Act provided by the Section 3(a)(10) Exemption does not exempt the issuance of securities upon the exercise of securities that were previously issued pursuant to the Section 3(a)(10) Exemption or were issued pursuant to another exemption from registration under the U.S. Securities Act. Therefore, the Agnico Shares issuable upon exercise of the Agnico Replacement Options to be issued pursuant to the Arrangement may not be issued in reliance upon the Section 3(a)(10) Exemption and the Agnico Replacement Options may be exercised only pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state Securities Laws. Prior to the issuance of any Agnico Shares pursuant to any such exercise, Agnico may require evidence (which may include an opinion of counsel) reasonably satisfactory to Agnico to the effect that the issuance of such Agnico Shares does not require registration under the U.S. Securities Act or applicable U.S. state Securities Laws.

The Agnico Shares issued upon exercise of the Agnico Replacement Options by holders in the United States or who are U.S. Persons will be "restricted securities", as such term is defined in Rule 144 under the U.S. Securities Act, and may not be resold unless such securities are registered under the U.S. Securities Act and all applicable U.S. state Securities Laws or unless an exemption from such registration requirements is available.

Information concerning the properties and operations of each of Agnico and Kirkland have been prepared in accordance with the requirements of Canadian Securities Laws, which differ from the requirements of U.S. Securities Laws. Mineral reserve and mineral resource estimates included or incorporated by reference in this Circular have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum definitions and classification system (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ from the requirements of the SEC that are applicable to domestic U.S. reporting companies. Any mineral reserves and mineral resources reported by each of Agnico and Kirkland in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information concerning descriptions of mineralization and mineral resources contained herein may not be comparable to information made public by U.S. companies subject to the current reporting and disclosure requirements of the SEC.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. These amendments became effective February 25, 2019 (the "SEC Modernization Rules") and, following a transition period, the SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that are included in SEC Industry Guide 7. Following the transition period, as a "foreign private issuer" (as such term is defined in Rule 3b-4 under the U.S. Exchange Act) that files its annual report on Form 40-F with the SEC pursuant to the U.S.-Canada Multijurisdictional Disclosure System ("MJDS"), Agnico is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If Agnico ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then Agnico will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101 and the CIM Standards.

The historical financial statements of Agnico and Kirkland included or incorporated by reference in this Circular and the pro forma financial statements have been prepared in U.S. dollars, in each case in accordance with IFRS as issued by the International Accounting Standards Board. Agnico's and Kirkland's financial statements are audited in accordance with the standards of the PCAOB. Auditors of financial statements for Agnico and Kirkland are required to be independent in accordance with U.S. federal securities laws and the applicable rules and regulations of the SEC and the PCAOB. Thus, such financial statements are not directly comparable to financial statements of United States companies which are prepared in accordance with United States GAAP. This Circular does not include an explanation of the principal differences between, or any reconciliation of, IFRS and United States GAAP. Investors should consult with their own professional advisors for an understanding of the differences between IFRS and United States GAAP, and of how those differences might affect the financial information presented herein.

Kirkland Shareholders and holders of Kirkland CDIs subject to United States federal taxation should be aware that the Arrangement and the acquisition, ownership and disposition of Consideration Shares may have material tax consequences in the United States, including, without limitation, the possibility that the Arrangement is a taxable transaction, in whole or in part, for United States federal income tax purposes. See "Income Tax Considerations - Certain United States Federal Income Tax Considerations". Kirkland Shareholders and holders of Kirkland CDIs should consult their own tax advisors to determine the particular tax consequences to them of participating in the Arrangement and the ownership and disposition of Agnico Shares acquired pursuant to the Arrangement.

The enforcement by Agnico Shareholders, Kirkland Shareholders and holders of Kirkland CDIs of civil liabilities under U.S. Securities Laws may be affected adversely by the fact that Agnico and Kirkland are organized under the Laws of Ontario, Canada, being a jurisdiction outside the United States, that some or all of the officers and directors of Agnico and Kirkland, respectively, are residents of countries other than the United States, that some or all of the experts named in this Circular and the documents incorporated by reference herein are residents of countries other than the United States and that all or a substantial portion of the assets of Agnico, Kirkland and such Persons are located outside the United States. As a result, it may be difficult or impossible for Agnico Shareholders, Kirkland Shareholders and holders of Kirkland CDIs in the United States to effect service of process within the United States upon Agnico, Kirkland, their respective directors or officers or such experts, or to realize, against them, upon judgments of courts of the United States predicated upon civil liabilities under the federal securities Laws of the United States or "blue sky" Laws of any state within the United States. In addition, Agnico Shareholders, Kirkland Shareholders and holders of Kirkland CDIs in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such Persons predicated upon civil liabilities under the federal Securities Laws of the United States or "blue sky" Laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such Persons predicated upon civil liabilities under the federal Securities Laws of the United States or "blue sky" Laws of any state within the United States.

Information for Australian Shareholders

THE CONSIDERATION SHARES ISSUABLE TO KIRKLAND SHAREHOLDERS IN AUSTRALIA PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY ASIC. NEITHER ASIC NOR THE ASX TAKES ANY RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS CIRCULAR OR THE FAIRNESS OR MERITS OF THE PLAN OF ARRANGEMENT.

Not a Prospectus

This Circular is not, and is not required to be, a prospectus under the Australian Corporations Act. It has been prepared to address requirements of the Laws of the relevant provinces and territories of Canada and its content may not be the same, or presented in the same manner, as information in a prospectus. It has been issued under the ASIC Relief or Requirements. It has been provided to ASIC and the ASX, but is not required to be registered with ASIC or approved by the ASX.

Not Australian Shares

Similar to Kirkland and the Kirkland Shares, Agnico is not an Australian company and the Agnico Shares are not shares in an Australian company. Consequently, Agnico is only regulated under the Australian Corporations Act to a limited extent as a foreign company. Agnico is subject to the Laws of the Canadian Province of Ontario, and is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, Northwest Territories, Yukon and Nunavut. Accordingly, rights of Agnico Shareholders in Australia will be determined predominantly under the Laws of the relevant Canadian provinces and territories.

No ASX Listing

Unlike the Kirkland Shares, the Agnico Shares are not, and after completion of the Arrangement will not be, listed on the ASX.

Rights and Entitlements of Kirkland CDIs

Kirkland CDI holders will receive Agnico Shares at the Effective Time. Details of the settlement timetable for the Kirkland CDIs are in the process of being confirmed with the ASX. It is anticipated that after the necessary shareholder and court approvals are obtained and closing of the Arrangement is ready to be initiated, trading in Kirkland CDIs will go into voluntary suspension for a period of approximately three trading days while closing of the Arrangement occurs. During that time, the ability to transmute Kirkland CDIs into the underlying Kirkland Shares, and vice versa, is expected to be restricted. Following the Arrangement, the Agnico Shares will not be listed on the ASX.

JORC Code Warning

Similar to Kirkland, Agnico is not, and after completion of the Arrangement will not be, required to report on minerals exploration results, mineral resources and ore reserves in accordance with the JORC Code. As noted above, mineral reserve and mineral resource estimates included or incorporated by reference in this Circular have been prepared in accordance with NI 43-101 and the CIM Standards. The CIM Standards are closely related to the JORC Code in their key definitions. The Agnico mineral reserve and mineral resource estimates can therefore be quoted as "qualifying foreign estimates" according to ASX Listing Rules. The most recent disclosure of Agnico's mineral resources can be found under Agnico's issuer profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov, in the document titled "Annual Information Form for the year ended December 31, 2020" released on March 26, 2021. The qualifying foreign estimates have not been reported in accordance with the JORC Code. A competent Person has not done sufficient work to classify the qualifying foreign estimates as mineral resources or ore reserves in accordance with the JORC Code. It is uncertain whether following evaluation and/or further exploration work, the qualifying foreign estimates would be able to be reported as mineral resources or ore reserves in accordance with the JORC Code.

As noted above, CIM definitions are substantially similar to the JORC Code corresponding definitions. It is not expected that estimates prepared in accordance with NI 43-101 and the CIM Standards would be materially different to estimates prepared in accordance with the JORC Code. However, unlike the JORC Code, NI 43-101 would permit publication of technical reports containing a preliminary economic assessment where economic analysis is substantially or entirely based on inferred mineral resources.

General Advice Warning

This Circular does not constitute financial product advice and has been prepared without reference to individual investment objectives, financial situation, taxation position or particular needs of any Agnico Shareholder or Kirkland Shareholder or any other Person. Neither Agnico nor Kirkland holds an Australian financial service licence. It is important that you read this Circular, and consider your particular investment needs, objectives and financial circumstances, before making any decision, including a decision on whether or not to vote in favour of the Arrangement. This Circular should not be relied upon as the sole basis for any such decision.

Presentation of Financial Information

The financial statements and other financial information of Agnico and Kirkland included or incorporated by reference in this Circular may have some differences compared to financial statements of Australian companies which are prepared in accordance with AASB and audited in accordance with Australian Auditing Standards. This Circular does not include an explanation of the principal differences between, or any reconciliation of, IFRS and AASB. Some additional disclosures required by AASB may not be included in the financial statements and other financial information included or incorporated by reference in this Circular. Investors should consult with their own professional advisors for an understanding of the differences between IFRS and AASB, and of how those differences might affect the financial information presented herein.

Australian Tax

Kirkland Shareholders who are Australian Holders should be aware that the Arrangement and disposal of the Kirkland Shares or Kirkland CDIs and the ownership and future disposition of Agnico Shares may have tax consequences in Australia, including, without limitation, the possibility that the disposal of Kirkland Shares and/or Kirkland CDIs pursuant to the Arrangement is a taxable transaction, in whole or in part, for Australian income tax purposes. See "Income Tax Considerations - Certain Australian Income Tax Considerations". Kirkland Shareholders who are Australian Holders or otherwise potentially within the scope of Australian tax should consult their own professional tax advisors to determine the particular Australian tax consequences to them (including Australian income tax, goods and services tax and stamp duty) of participating in the Arrangement and the acquisition, ownership and future disposition of Agnico Shares acquired pursuant to the Arrangement.

Enforcement Warning

The enforcement by Agnico Shareholders and Kirkland Shareholders of any applicable Laws of Australia, including Laws as to misleading conduct, or the common law including Laws relating to negligence, may be affected adversely by the fact that Agnico and Kirkland are organized under the Laws of Ontario, Canada, being a jurisdiction outside Australia, that some or all of the officers and directors of Agnico and Kirkland, respectively, are residents of countries other than Australia, that some or all of the experts named in this Circular and the documents incorporated by reference herein are residents of countries other than Australia and that some or all of the assets of Agnico, Kirkland and such Persons are located outside Australia. As a result, it may be difficult for Agnico Shareholders and Kirkland Shareholders in Australia to take action in Australian federal or state courts and under Australian Law against Agnico, Kirkland and such Persons. In addition, Agnico Shareholders and Kirkland Shareholders in Australia cannot be assured that the courts of Canada would enforce judgements of Australian courts obtained in actions under the Laws of Australia against such Persons.

Privacy and Personal Information

Agnico, Kirkland and their respective agents will need to collect personal information from Kirkland Shareholders to implement the Arrangement. The personal information may include the names, contact details and details of shareholdings of Kirkland Shareholders, as well as their representatives or proxies appointed for the purposes of the Kirkland Meeting.

Kirkland Shareholders in Australia who are individuals, and other individuals in Australia in respect of whom personal information is collected, have certain rights to access the personal information collected about them and may contact Computershare Australia if they wish to exercise those rights. The information may be disclosed to print and mail service providers, and to Agnico, Kirkland and their respective advisors and agents to the extent necessary to effect the Arrangement, and to registries and other agents and advisors of Agnico to administer its share register and for all other related or incidental purposes. If this information outlined above is not collected, Agnico and Kirkland may be hindered in, or prevented from, conducting the Kirkland Meeting or implementing the Arrangement effectively, or at all. Kirkland Shareholders in Australia who appoint an individual as their proxy, body corporate representative or attorney to vote at the Kirkland Meeting should inform that individual of the matters outlined above.

Information for Shareholders not Resident in Canada

Agnico and Kirkland are corporations organized under the laws of the Province of Ontario. The solicitation of proxies involves securities of a Canadian issuer and is being effected in accordance with applicable corporate and securities Laws in Canada. Agnico Shareholders and Kirkland Shareholders should be aware that the requirements applicable to Agnico and Kirkland under Canadian Laws may differ from requirements under corporate and securities Laws relating to corporations in other jurisdictions.

The enforcement of civil liabilities under the securities Laws of other jurisdictions outside Canada may be affected adversely by the fact that Agnico and Kirkland are organized under the laws of the Province of Ontario, the majority of their assets are located in Canada and the majority of their directors and executive officers are residents of Canada. You may not be able to sue Agnico, Kirkland and/or their directors or officers in a Canadian court for violations of foreign securities laws. It may be difficult to compel Agnico and Kirkland to subject themselves to a judgment of a court outside Canada.

Kirkland Shareholders who are foreign taxpayers should be aware that the Arrangement described in this Circular may have tax consequences both in Canada and such foreign jurisdictions in which they are resident. This Circular does not contain a summary of the non-Canadian federal income, non-U.S. federal income and non-Australian income tax considerations of the Arrangement for Kirkland Shareholders who are subject to income tax outside of Canada, the United States or Australia. Such Kirkland Shareholders should consult their own tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements in such jurisdictions.

Pro Forma Financial Statements

The unaudited pro forma consolidated financial statements included in this Circular give effect to the Arrangement and certain related adjustments described in the notes accompanying those financial statements. The unaudited pro forma consolidated balance sheet gives effect to the Arrangement as if it had closed on June 30, 2021. The unaudited pro forma consolidated statements of income for the year ended December 31, 2020 and the six months ended June 30, 2021 gives effect to the Arrangement as if it had closed on January 1, 2020. The unaudited pro forma consolidated financial statements are based on the respective historical audited consolidated financial statements of Agnico and Kirkland for the year ended December 31, 2020 and the respective historical unaudited consolidated financial statements of Agnico and Kirkland as at and for the six months ended June 30, 2021. Pro forma financial information presented in this Circular has been derived from the unaudited pro forma consolidated financial statements of Agnico included elsewhere in this Circular. The pro forma financial information presented in this Circular should be read in conjunction with the historical consolidated financial statements of both Agnico and Kirkland for the year ended December 31, 2020 and as at and for the six months ended June 30, 2021. See "Appendix N - Pro Forma Financial Statements".

The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and do not necessarily reflect what the Combined Company's financial condition would have been had the Arrangement occurred on the dates indicated. They also may not be useful in predicting the future financial condition and results of the operations of the Combined Company. The actual financial position and results of operations of the Combined Company may differ significantly from the pro forma amounts reflected in the unaudited pro forma consolidated financial statements due to a variety of factors.

The unaudited pro forma information and adjustments, including the allocation of the estimated Purchase Price (as defined in the unaudited pro forma consolidated financial statements), are based upon preliminary estimates of fair values of assets acquired and liabilities assumed, current available information and certain assumptions that Agnico and Kirkland believe are reasonable in the circumstances, as described in the notes to the unaudited pro forma consolidated financial statements. The actual adjustments to the consolidated financial statements of Agnico upon the completion of the Arrangement will depend on a number of factors, including, among others, the actual expenses of the Arrangement and other additional information that becomes available after the date of this Circular. As a result, it is expected that actual adjustments will differ from the pro forma adjustments, and the differences may be material. See "Joint Management Information Circular - Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors".

Non-GAAP Financial Performance Measures

Certain financial performance measures referenced in this Circular, namely EBITDA margin and all-in sustaining costs per ounce of gold, are not prescribed by IFRS. These non-GAAP financial performance measures are used because Agnico and Kirkland used the information to analyze the combined business performance and financial position of the Combined Company. These non-GAAP financial performance measures are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. These non-GAAP financial performance measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. See the Agnico Annual MD&A, the Agnico Q3 Interim MD&A, the Kirkland Annual MD&A and the Kirkland Q2 Interim MD&A for more information, including a reconciliation of non-GAAP financial performance measures to most directly comparable IFRS measures.

In order to provide a relative comparison of the Combined Company to its Senior Gold Peers, certain financial comparisons between the Combined Company and its Senior Gold Peers are made on the basis of data and figures presented by Bloomberg, equity research reports or public disclosure of the Senior Gold Peers, which contain non-GAAP financial performance measures. These non-GAAP financial performance measure comparisons, namely "lowest all-in sustaining cost" and "highest EBITDA margin" are based solely on the data and figures presented by Bloomberg, equity research reports or public disclosure of the Senior Gold Peers, and are intended to provide additional information only and do not have any standardized meaning under IFRS. See "Third Party Data" below for further information.

EBITDA Margin

EBITDA is a non-GAAP financial performance measure, which excludes the following from net income: (i) income tax expense; (ii) finance costs; (iii) finance income; and (iv) depreciation. Agnico and Kirkland believe that EBITDA is a valuable indicator of their ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Agnico and Kirkland use EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA differently.

EBITDA Margin is calculated by dividing EBITDA by revenue. Agnico and Kirkland use EBITDA margin because they believe that this non-GAAP financial performance measure is an important indicator of recurring operations, as it excludes items that may not be indicative of, or are unrelated to, their core operating results, and provides a measure of profitability. EBITDA margin is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies.

All-in Sustaining Cost

The World Gold Council ("WGC") is a non-regulatory market development organization for the gold industry. Although the WGC is not a mining industry regulatory organization, it has worked closely with its member companies to develop relevant non-GAAP financial performance measures. Agnico and Kirkland follow the guidance on all-in sustaining costs released by the WGC in November 2018 and June 2013, respectively. Adoption of the all-in sustaining costs metric is voluntary and, notwithstanding Agnico's and Kirkland's adoption of the WGC's guidance, all-in sustaining costs per ounce of gold produced and per ounce of gold sold reported by Agnico and Kirkland, respectively, may not be comparable to data reported by other gold producers. Agnico and Kirkland believes that this measure provides helpful information about operating performance. However, this non-GAAP financial performance measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS. All-in sustaining costs per ounce is used to show the full cost of gold production from current operations. Agnico calculates all-in sustaining costs per ounce of gold produced on a by-product basis as the aggregate of total cash costs per ounce on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock option expense), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced. The all-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as the all-in sustaining costs per ounce of gold produced on a by-product basis, except that the total cash costs per ounce on a co-product basis is used, meaning no adjustment is made for by-product metal revenues. Kirkland calculates all-in sustaining costs per ounce of gold sold as the sum of operating costs, royalty expenses, sustaining capital, corporate expenses (including general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income), lease payments related to sustaining assets and reclamation cost accretion and depreciation related to current operations, and then dividing by the number of ounces of gold sold. Agnico's and Kirkland's methodology for calculating all-in sustaining costs per ounce may differ from the methodology used by other gold producers that disclose all-in sustaining costs per ounce.

Third Party Data

Certain comparisons of the Combined Company to its Senior Gold Peers (such as all-in sustaining cost per ounce, EBITDA margin and portfolio risk) are based on data obtained from Bloomberg, The Fraser Institute, equity research reports or public disclosure of the Senior Gold Peers, obtained as of September 27, 2021 (unless otherwise stated). Bloomberg is a software, data and media company which delivers business and market news, data and analysis. The Fraser Institute is a Canadian think-tank that produces research on a number of topics, including energy, natural resources and the environment. An equity research report is a document prepared by a research analyst at a financial institution that provides a recommendation on whether an investor should buy, hold, or sell shares of a public company and often includes target price, investment thesis, valuation, and risks assessment and are available from numerous sources, including Bloomberg. Information publicly disclosed by the Senior Gold Peers includes continuous disclosure documents filed by the Senior Gold Peers on SEDAR and EDGAR, and such documents include statements of mineral reserves and mineral resources, historical production figures and cost and production guidance. Neither Bloomberg nor The Fraser Institute has any affiliation to Agnico or Kirkland.

Where figures for the Combined Company are compared to its Senior Gold Peers, the data from Bloomberg, The Fraser Institute, equity research reports or public disclosure, as applicable, has been used to ensure consistency in the compared measures across the Combined Company and the comparison group. Neither Agnico nor Kirkland has the ability to verify the Bloomberg, The Fraser Institute, equity research reports or public disclosure figures and the non-GAAP financial performance measures used may not correspond to the non-GAAP financial performance measures calculated by Agnico, Kirkland or any of the Senior Gold Peers.

Comparative Measures Based on Third Party Data

"Highest EBITDA margin" is a non-GAAP financial performance measure based on estimates of this figure obtained from the most recent equity research reports prepared in respect of Agnico, Kirkland and the Senior Gold Peers obtained as of September 27, 2021. This term has no standardized meaning under IFRS, and therefore may not be comparable to similar measures presented by other companies. Financial comparisons between the Combined Company and its Senior Gold Peers are made on the basis of the data presented in the equity research reports which may not be calculated in the same manner as Agnico and Kirkland calculate comparable measures. See "Joint Management Information Circular - Non-GAAP Financial Performance Measures - EBITDA Margin" above for an explanation of why we have used these measures.

"Lowest all-in sustaining cost" is a non-GAAP financial performance measure based on the most recent 2021 guidance for each of Agnico, Kirkland and the Senior Gold Peers as of September 27, 2021, sourced from each entity's public disclosure. This term has no standardized meaning under IFRS, and therefore may not be comparable to similar measures presented by other companies. Financial comparisons between the Combined Company and its Senior Gold Peers are made on the basis of the data presented by each entity in its public disclosure which may not be calculated in the same manner. See "Joint Management Information Circular - Non-GAAP Financial Performance Measures - All-in Sustaining Cost" above for an explanation of why we have used this measure.

"Lowest-risk portfolio" is an assessment of risk based on data from The Fraser Institute's "Survey of Mining Companies 2020" (the "Fraser Report") and historical production data for calendar year 2020 included in the public disclosure of Agnico, Kirkland and each Senior Gold Peer. The risk assessment is determined for the Combined Company and each Senior Gold Peer by using the Fraser Report scores for mining jurisdictions across the world and weighting such scores based on each entity's 2020 production in each of the applicable jurisdictions.

Currency Exchange Rates

In this Circular, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in United States dollars and references to "dollars", "US$" or "$" are to United States dollars, references to "C$" are to Canadian dollars and references to "A$" are to Australian dollars.

The following table sets forth the high and low daily exchange rates for one U.S. dollar expressed in Canadian dollars for each period indicated, the average of the daily exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the daily exchange rates provided by the Bank of Canada:

	Nine Months Ended September 30		Six Months Ended June 30		Year Ended December 31
	2021	2020	2021	2020	2020	2019
Rate at end of period	1.2741	1.3339	1.2394	1.3628	1.2732	1.2988
Average rate during period	1.2513	1.3541	1.2470	1.3651	1.3415	1.3269
High	1.2856	1.4496	1.2828	1.4496	1.4496	1.3600
Low	1.2040	1.2970	1.2040	1.2970	1.2718	1.2988

On September 27, 2021, the Business Day immediately prior to the announcement that Agnico and Kirkland had entered into the Merger Agreement, the average daily exchange rate as reported by the Bank of Canada was $1.00 = C$1.2637 or C$1.00 = $0.7913. On October 28, 2021, the average daily exchange rate as reported by the Bank of Canada was $1.00 = C$1.2349 or C$1.00 = $0.8098.

The following table sets forth the high and low daily exchange rates for one U.S. dollar expressed in Australian dollars for each period indicated, the average of the daily exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the daily exchange rates provided by the Reserve Bank of Australia:

	Nine Months Ended September 30		Six Months Ended June 30		Year Ended December 31
	2021	2020	2021	2020	2020	2019
Rate at end of period	1.3877	1.4069	1.3301	1.4571	1.2984	1.4273
Average rate during period	1.3184	1.4809	1.2961	1.5237	1.4533	1.4391
High	1.4019	1.7950	1.3333	1.7950	1.7950	1.4908
Low	1.2547	1.3492	1.2547	1.4280	1.2984	1.3759

On September 27, 2021, the Business Day immediately prior to the announcement that Agnico and Kirkland had entered into the Merger Agreement, the daily exchange rate as reported by the Reserve Bank of Australia was $1.00 = A$1.3729 or A$1.00 = $0.7284. On October 28, 2021, the daily exchange rate as reported by the Reserve Bank of Australia was $1.00 = A$1.3316 or A$1.00 = $0.7510.

Cautionary Statement Regarding Forward-Looking Statements

This Circular contains forward-looking statements and forward-looking information within the meaning of applicable Canadian and U.S. securities legislation and which are based on the currently available competitive, financial and economic data and operating plans of management of Agnico and Kirkland as of the date hereof unless otherwise stated. Forward-looking statements are provided for the purpose of presenting information about Agnico's and Kirkland's current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. Although Agnico and Kirkland believe that expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of any of the words "expect", "anticipate", "continue", "estimate", "forecast", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "seek", "potential" or the negative of such terms and similar expressions. More particularly and without limitation, this Circular contains forward-looking statements and information concerning: the Agnico Meeting and Kirkland Meeting; the solicitation of proxies by the Parties and their respective strategic shareholder advisors and proxy solicitation agents; the reasons for, and anticipated benefits of, the Arrangement to the parties thereto and their respective securityholders, including corporate, operational, financial, scale and other synergies and the timing thereof; the structure, steps, timing and effects of the Arrangement; the Combined Company's future plans, market and growth profile, operating margins, operating costs and overall strategy and performance; estimates of future gold production; estimates regarding future cost reductions, synergies, including pre-tax synergies and optimization benefits and expectations of improved efficiencies, financial flexibility, future innovation and integration opportunities; comparisons of the Combined Company to the Senior Gold Peers; expectations regarding the Combined Company's environmental, social and governance initiatives; expectations regarding future balance sheet strength of the Combined Company; expectations regarding the development of the Combined Company's development assets and ability to fund growth projects; the anticipated mineral resources and mineral reserves of the Combined Company; the receipt and timing of the Final Order and the Effective Date of the Arrangement; the satisfaction of conditions for listing the Consideration Shares and the Agnico Shares issuable upon exercise or settlement of the Agnico Replacement Options, Kirkland RSUs and Kirkland PSUs on the TSX and the NYSE and the timing thereof; expectations regarding the value, nature, process and timing of delivery of the Consideration Shares to Kirkland Shareholders and holders of Kirkland CDIs following the Effective Time; the anticipated number of Agnico Shares to be issued in connection with the Arrangement, including the Agnico Shares to be issued upon exercise or settlement of the Agnico Replacement Options, Kirkland RSUs and Kirkland PSUs; the consequences to Kirkland, Agnico and the holders of Kirkland Shares, Kirkland CDIs and Agnico Shares if the Arrangement is not completed; the anticipated timing of the voluntary suspension in trading of Kirkland CDIs on the ASX; the availability of the Section 3(a)(10) Exemption for the issuance of the Consideration Shares and Agnico Replacement Options, as applicable; the expectation that Kirkland will cease to be a reporting issuer following completion of the Arrangement and the delisting of the Kirkland Shares and Kirkland CDIs from the TSX, the NYSE and the ASX following completion of the Arrangement; the treatment of the Kirkland Equity Awards held by directors and officers of Kirkland; the consideration and compensation, if any, to be paid to the directors and officers of Kirkland following completion of the Arrangement; the exercise of Dissent Rights by Kirkland Shareholders with regards to the Arrangement; the timing, receipt and conditions of required regulatory, Court and shareholder approvals for the Arrangement, including but not limited to the receipt of FIRB Approval, the Kirkland Shareholder Approval and the Agnico Shareholder Approval; the ability of Agnico and Kirkland to satisfy the other conditions to the Arrangement; the anticipated expenses of the Arrangement; the composition of the shareholders, board of directors and management team of the Combined Company; the governance and management structure of the Combined Company; the corporate and capital structure of the Combined Company; the anticipated capitalization of the Combined Company on a consolidated basis following completion of the Arrangement; the anticipated dividend policy and capital allocation practices of the Combined Company following completion of the Arrangement; the expected operations and capital expenditure plans for the Combined Company following completion of the Arrangement; anticipated Tax treatment of the Arrangement on Kirkland Shareholders and holders of Kirkland CDIs; the future commodity prices, the estimation of mineral reserves and mineral resources at Detour Lake, the realization of mineral reserve estimates at Detour Lake, the timing and amount of estimated future production at Detour Lake, operating and capital costs at Detour Lake, capital expenditures at Detour Lake, conclusions of economic evaluations relating to Detour Lake, costs and timing of the development of new deposits at Detour Lake, future exploration, development and production activities at Detour Lake, permitting and certification time lines at Detour Lake and other events or conditions that may occur in the future.

Furthermore, the combined and/or pro forma information set forth in this Circular should not be interpreted as indicative of the financial position or other results of operations had Agnico and Kirkland operated as a combined entity as at or for the periods presented, and such information does not purport to project the Combined Company's results of operations for any future period. As such, undue reliance should not be placed on such combined and/or pro forma information.

In respect of the forward-looking statements and forward-looking information concerning the anticipated benefits of the Arrangement, the anticipated timing for completion of the Arrangement and the Detour Lake operations, each of Agnico and Kirkland, as applicable, has provided such in reliance on certain assumptions that it believes are reasonable at this time, including assumptions as to the ability of the Parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, stock exchange, Court and shareholder approvals, including but not limited to the receipt of FIRB Approval, the Kirkland Shareholder Approval, the Agnico Shareholder Approval and the Final Order; the ability of the Parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement and the completion of the Arrangement on expected terms; the ability to successfully integrate Agnico and Kirkland in a timely manner following completion of the Arrangement; customer demand for the Combined Company's products following completion of the Arrangement; the ability of the Combined Company to maintain and grow its mineral resource and mineral reserve base through the development of growth projects and other development assets; the sufficiency of budgeted capital expenditures in carrying out planned operations and activities; the availability and cost of labour and services; the success of the Combined Company's future operations; future operating costs; the impact of the Arrangement and the dedication of substantial resources from the Parties to pursuing the Arrangement on the Parties' ability to maintain their current business relationships (including with current and prospective employees, customers, distributors, suppliers and partners) and their current and future operations, financial condition and prospects; the impact of COVID-19 on the businesses of Agnico and Kirkland, the economy in general and commodity prices; no unforeseen changes in the legislative and operating framework for the business of Agnico and Kirkland, as applicable; and other expectations and assumptions concerning the Arrangement and the operations and capital expenditure plans for the Combined Company. The anticipated dates provided may change for a number of reasons, including unforeseen delays in the ability to secure the necessary regulatory, stock exchange, Court or shareholder approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Arrangement. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this Circular, and Agnico and Kirkland can give no assurances that they will prove to be correct.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Risks and uncertainties inherent in the nature of the Arrangement include, among other things: the failure of Agnico and Kirkland to receive, in a timely manner and on satisfactory terms, the necessary regulatory, stock exchange, Court and shareholder approvals, including FIRB Approval, the Kirkland Shareholder Approval, the Agnico Shareholder Approval and the Final Order; the significant transaction costs or unknown liabilities to otherwise satisfy the conditions to the completion of the Arrangement, in a timely manner, or at all; and the failure to realize the anticipated benefits of the Arrangement in the expected timeframes, or at all. Failure to obtain the regulatory, stock exchange, Court and shareholder approvals, or the failure of the Parties to otherwise satisfy the conditions to or complete the Arrangement, may result in the Arrangement not being completed on the proposed terms, or at all. In addition, if the Arrangement is not completed, and the Parties continue as an independent entity, there are risks that the announcement of the Arrangement and the dedication of substantial resources of the Parties to pursuing the Arrangement, and the diversion of management in the course of pursuing the Arrangement, may adversely impact each Party's current business relationships (including with current and prospective employees, customers, distributors, suppliers and partners) and its current and future operations, financial condition and prospects. The failure to complete the Arrangement for any reason could also materially negatively impact the trading price of the Parties' securities. Furthermore, the failure of a Party to comply with the terms of the Merger Agreement may, in certain circumstances, result in a Party being required to pay the Termination Amount to the other Party, the result of which will or could have a material adverse effect on such paying Party's financial position and results of operations and its ability to fund growth prospects and current operations. Risks and uncertainties inherent in the nature of the Detour Lake operations include, among other things, the price of gold; impacts of infectious diseases, including but not limited to COVID-19; exploration, development and operating risks; health, safety and environmental risks and hazards; uncertainty in the estimation of mineral reserves and mineral resources; replacement of depleted mineral reserves; uncertainty relating to mineral resources; risks related to production estimates and cost estimates; risks relating to government regulation; risks related to community relations; risks relating to first nations and aboriginal heritage; risks relating to non-governmental organizations; the availability of infrastructure, energy and other commodities; nature and climactic conditions; timing and costs associated with the design, procurement and construction of the various capital projects, permitting; risks related to insurance and uninsured risks; the prevalence of competition within the mining industry; availability of sufficient power and water for operations; risks associated with the mineral tenure regime in which the Detour Lake operation is located; risks associated with title to the mining claims and leases; risks associated with recovery and dilution; and labour and employment matters.

Shareholders are cautioned that the foregoing list of factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of the Parties are included in reports filed by Agnico and Kirkland, as applicable, with the securities commissions or similar authorities in Canada and the United States (which are available under Agnico's and Kirkland's respective issuer profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov), including Agnico's and Kirkland's respective annual information form for the year ended December 31, 2020 and audited consolidated financial statements and related management discussion and analysis for the financial year ended December 31, 2020, Agnico's unaudited condensed consolidated interim financial statements and related management discussion and analysis for the period ended September 30, 2021 and Kirkland's unaudited condensed consolidated interim financial statements and related management discussion and analysis for the period ended June 30, 2021, each of which is incorporated by reference in this Circular.

The forward-looking statements and forward-looking information contained in this Circular and the documents incorporated by referenced herein are made as of the date of such documents. Agnico and Kirkland are under no obligation (and Agnico and Kirkland expressly disclaim any such obligation) to update or alter any forward-looking statements or forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by Law. Because of the risks, uncertainties and assumptions contained herein, investors should not place undue reliance on the forward-looking statements or forward-looking information and investors are recommended to carefully consider the matters discussed under "Risk Factors" and in the documents incorporated by reference in each of "Appendix K - Information Concerning Agnico" and "Appendix L - Information Concerning Kirkland". The foregoing statements expressly qualify any forward-looking statements or forward-looking information contained herein.

AGNICO SHAREHOLDERS - QUESTIONS AND ANSWERS

This Circular is furnished in connection with the solicitation of proxies by or on behalf of management of Agnico for use at the Agnico Meeting, to be held at 10:00 a.m. (Toronto time) on November 26, 2021 via live webcast available online using the TSX Trust virtual shareholder meeting platform at https://virtual-meetings.tsxtrust.com/1233 for the purposes indicated in the Notice of Special Meeting of Shareholders of Agnico. Capitalized terms used but not otherwise defined in this "Agnico Shareholders - Questions and Answers" section have the meanings ascribed thereto under "Glossary of Terms" in this Circular.

Your vote is important. The following are key questions that you as an Agnico Shareholder may have regarding the proposed Arrangement involving Agnico, Kirkland and the Kirkland Shareholders, to be considered at the Agnico Meeting. The information contained below is of a summary nature and therefore is not complete and is qualified in its entirety by the more detailed information contained elsewhere in, or incorporated by reference in, this Circular, including the Appendices hereto, all of which are important and should be reviewed carefully. You are urged to carefully read the remainder of this Circular as the information in this section does not provide all of the information that might be important to you with respect to the Arrangement. Additional important information is also contained in the Appendices to, and the documents incorporated by reference into, this Circular.

Questions Relating to the Arrangement

Q. What is the proposed transaction?

A. On September 28, 2021, Agnico and Kirkland entered into the Merger Agreement pursuant to which the Parties agreed to undertake the Arrangement. The Arrangement is a "merger-of-equals" between Agnico and Kirkland to be effected by way of an acquisition by Agnico of all of the issued and outstanding Kirkland Shares (other than Kirkland Shares held by Dissenting Shareholders, if any) in exchange for Agnico Shares by way of a court-approved plan of arrangement under section 182 of the OBCA. Under the Arrangement, each Kirkland Shareholder (other than any Dissenting Shareholders) will receive 0.7935 of an Agnico Share for each Kirkland Share or Kirkland CDI held. If the Arrangement is completed, Kirkland will become a wholly-owned Subsidiary of Agnico.

Q. What are the reasons for the proposed transaction?

A. In making their respective recommendations, the Agnico Board and the Kirkland Board reviewed and considered a number of factors relating to the Arrangement, including those listed below, with the benefit of advice from their respective senior management teams and financial and legal advisors, and, in the case of the Kirkland Board, the recommendation of the Kirkland Special Committee. The following is a summary of the principal reasons for the respective recommendations of the Agnico Board and the Kirkland Board:

  Creating a World-Leading Senior Gold Producer. The Arrangement will create the Combined Company, which will be a high-quality senior gold producer with the lowest all-in sustaining cost per ounce of gold, highest EBITDA margin and lowest-risk portfolio of operating mines among its Senior Gold Peers. The Combined Company is expected to produce approximately 3.4 million of ounces of gold in 2021 on a pro forma basis.

  Enhances Position in one of the Most Prolific and Prospective Gold Regions in the World. The Combined Company is expected to be Canada's leading gold producer, with anticipated production in the country of approximately 2.5 million ounces of gold in 2021, or approximately 75% of 3.4 million ounces of total expected gold production, on a pro forma basis. The combined portfolio will be anchored by high-quality gold production in Ontario, Quebec and Nunavut in Canada, as well as at the Fosterville Mine in Victoria, Australia, Kittila in the Lapland region of Northern Finland and Pinos Altos and La India in Northern Mexico.

  Unique Synergies to Drive Significant Value Creation.

    The combination of Agnico and Kirkland creates a unique opportunity to unlock significant operational, development and strategic synergies along the Abitibi-Kirkland Lake corridor and to leverage sector-leading technical expertise to create additional value across the portfolio.

    The Combined Company is expected to generate over $0.8 billion and $2 billion in pre-tax synergies and optimization benefits over the next five and ten years, respectively, including:

      approximately $145 million over five years and $320 million over 10 years in corporate synergies, including head office general and administrative expenses, offices, payroll, legal and other;

      approximately $130 million per year, $440 million over five years and $1.1 billion over 10 years in operational synergies, including procurement, warehousing, logistics, processing, centralized control, data management and accelerated innovation and other; and

      approximately $240 million over five years and $590 million over 10 years in strategic optimization, including optimizing and consolidating infrastructure, project improvement (for example, Upper Beaver, Upper Canada and Amalgamated Kirkland) and sharing of best practices.

    While substantially unquantified, the Arrangement also offers significant potential for more efficient sharing of established competencies developed individually by Kirkland and Agnico, as well as significant opportunity to successfully innovate as operations are modernized.

  Maintain a Strong Leadership Team with a Proven Track-Record. The Combined Company will benefit from the combination of two strong management teams with proven track-records of growing per share value in key metrics such as production, mineral reserves, cash flow and net asset value.

  Unparalleled Track Record of Growing Mineral Reserves and Mineral Resources. The Arrangement will combine the only two companies among the Senior Gold Peers to have grown mineral reserves and production per share over the last 10 years through consistent investment in exploration and value-added acquisitions.

  Industry-Leading ESG with Ability to make Long-Term ESG Investments. The Combined Company is positioned to be a leader in ESG initiatives, with one of the lowest greenhouse gas emission rates per ounce, and will have an enhanced ability, through the sharing of established competencies, joined forces on innovation and scale, to be a more effective collaborator with key suppliers, government and communities, and to become net zero by 2050 or sooner.

  Enhances and Adds Flexibility to an Attractive Minesite and Project Pipeline. The Arrangement will combine a robust pipeline of growth projects and exploration opportunities. These projects are located in existing mining camps and are expected to drive manageable, relatively low-risk, high-return production growth over the next decade and more. For example, there is an opportunity to develop Agnico's Kirkland Lake area greenfield development assets, with the benefit of Kirkland's established infrastructure at the Macassa Mine and the Holt Complex.

  Provides the Financial Strength to Increase Capital Distributions to Shareholders While Investing in Growth Projects. The increased financial strength of the Combined Company is expected to provide enhanced financial flexibility to fund both the robust pipeline of growth projects and to build on a proven track record of growing sustainable capital returns to shareholders while also maintaining a strong investment-grade balance sheet.

  Comprehensive Arm's Length Negotiations. The terms of the Merger Agreement and the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of Agnico's and Kirkland's respective legal counsel and financial advisors.

  Stakeholder Analysis. The terms of the Merger Agreement treat all stakeholders of Agnico and Kirkland, respectively, equitably and fairly.

  Shareholder and Court Approval. The Arrangement is subject to the following shareholder and court approvals, which protect Agnico Shareholders and Kirkland Shareholders:

    the Arrangement Resolution requires approval of at least two-thirds of the votes cast by Kirkland Shareholders present (virtually) or represented by proxy and entitled to vote at the Kirkland Meeting;

    the Agnico Resolution requires the approval of at least a simple majority of the votes cast by Agnico Shareholders present (virtually) or represented by proxy and entitled to vote at the Agnico Meeting; and

    the Arrangement is subject to a determination of the Court that the Arrangement is fair and reasonable, both procedurally and substantively, to Kirkland Shareholders and other affected Persons.

  Regulatory Approvals. The likelihood that the transaction will receive the Key Regulatory Approvals under applicable Laws, based on the advice of the Parties' legal and other advisors in connection with such Key Regulatory Approvals.

  Ability to Close. Each of Agnico and Kirkland believes that the Parties are committed to completing the Arrangement, has a proven track record of completing deals, and anticipates that the Parties will be able to complete the Arrangement, in accordance with the terms of the Merger Agreement, within a reasonable time and in any event prior to the Outside Date.

  Superior Proposals. The Merger Agreement permits the Agnico Board and the Kirkland Board, in the exercise of their respective fiduciary duties, to respond, prior to the Agnico Meeting and the Kirkland Meeting, to certain unsolicited acquisition proposals that are more favourable, from a financial point of view, to Agnico Shareholders or Kirkland Shareholders, as the case may be, than the Arrangement.

  Support of Directors and Officers. Directors and officers of Agnico and Kirkland have entered into the Agnico Support and Voting Agreements and the Kirkland Support and Voting Agreements with Kirkland and Agnico, respectively, pursuant to which, and subject to the terms thereof, they have agreed, among other things, to vote their Agnico Shares in favour of the Agnico Resolution and to vote their Kirkland Shares in favour of the Arrangement Resolution, as applicable.

See "The Arrangement - Reasons for the Arrangement" for further information.

Q. Has the Agnico Board unanimously approved the Arrangement?

A. Yes, the Agnico Board, having undertaken a thorough review of, and having carefully considered the terms of the Arrangement and the Merger Agreement, and after consulting with its financial and legal advisors, including having received and taken into account the Agnico Fairness Opinions and such other matters as it considered necessary and relevant, including the factors set out below under the headings "The Arrangement - Reasons for the Arrangement" and "The Arrangement - Additional Agnico Reasons", has unanimously determined that the Arrangement is in the best interests of Agnico. Accordingly, the Agnico Board has unanimously approved the Arrangement and the entering into by Agnico of the Merger Agreement and unanimously recommends that the Agnico Shareholders vote FOR the Agnico Resolution.

Q. Does the Agnico Board recommend that I vote FOR the Agnico Resolution?

A. Yes, the Agnico Board unanimously recommends that the Agnico Shareholders vote FOR the Agnico Resolution.

Q. Who has agreed to support the Arrangement?

A. Kirkland has entered into Agnico Support and Voting Agreements with certain directors and officers of Agnico, pursuant to which the Agnico Supporting Shareholders have agreed, among other things and subject to the terms and conditions of the Agnico Support and Voting Agreements, to vote their Agnico Shares in favour of the Agnico Resolution to approve the issuance of Agnico Shares in connection with the Arrangement. As at the Agnico Record Date, the Agnico Supporting Shareholders collectively beneficially owned or exercised control or direction over 588,412 Agnico Shares, representing approximately 0.24% of the issued and outstanding Agnico Shares.

Q. What percentage of the outstanding Combined Company will Agnico Shareholders and Kirkland Shareholders own, respectively, following completion of the Arrangement?

A. Former Agnico Shareholders and Former Kirkland Shareholders are expected to own approximately 54% and 46% of the Agnico Shares in the Combined Company, respectively, immediately after completion of the Arrangement (on a non-diluted basis), in each case based on the number of Agnico Shares and Kirkland Shares issued and outstanding as of September 27, 2021.

Q. If the Arrangement is completed, how many Agnico Shares will be issued to Former Kirkland Shareholders at the Effective Time in connection with the Arrangement?

A. The Agnico Resolution approves the issuance of up to 212,358,086 Agnico Shares to Kirkland Shareholders (including Agnico Shares issuable to holders of Agnico Replacement Options, Kirkland RSUs and Kirkland PSUs upon the exercise, vesting, redemption or settlement, as applicable, thereof) pursuant to the Plan of Arrangement, which represents 87% of the number of Agnico Shares issued and outstanding as of September 27, 2021. No Agnico Shares will be issued, or are issuable, to the holders of the Kirkland DSUs in connection with the Arrangement. See "Information Concerning the Combined Company Following the Arrangement - Description of Capital Structure".

The TSX will generally not require further Agnico Shareholder approval for the issuance of up to an additional 53,089,522 Agnico Shares, such number being 25% of the number of Agnico Shares approved for issuance pursuant to the Agnico Resolution.

Q. What is required for the Arrangement to become effective?

A. The obligations of Agnico and Kirkland to consummate the Arrangement and the other transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver of a number of conditions, including, among others: (i) approval of the Arrangement Resolution by the required vote of Kirkland Shareholders at the Kirkland Meeting in accordance with the Interim Order; (ii) approval of the Agnico Resolution by the required vote of Agnico Shareholders at the Agnico Meeting in accordance with Law; (iii) the Final Order having been obtained on terms consistent with the Merger Agreement, and not having been set aside or modified in a manner unacceptable to either Agnico or Kirkland, each acting reasonably; (iv) conditional approval or authorization of the listing of the Agnico Shares to be issued in connection with the Arrangement on the TSX and the NYSE, subject only to customary listing conditions, as applicable; (v) receipt of the FIRB Approval; (vi) no Law being in effect that makes the completion of the Arrangement illegal or otherwise prohibits or enjoins the Parties from the completing the Arrangement; (vii) the Agnico Shares and the Agnico Replacement Options to be issued in connection with the Arrangement being exempt from the registration requirements of the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption; and (viii) the Parties having taken all actions required by the Merger Agreement to give effect to the governance matters set out in the Merger Agreement, with effect as of the Effective Time.

On October 4, 2021, the Commissioner issued an ARC to Agnico in respect of the Arrangement. Receipt of the ARC constitutes the Competition Act Approval.

Agnico has applied to list the Consideration Shares to be issued in connection with the Arrangement (including Agnico Shares to be issued on the exercise of the Agnico Replacement Options and the vesting of the other Kirkland Equity Awards following completion of the Arrangement) on the TSX and the NYSE and has received conditional approval from the TSX. Final approval of the TSX is conditional on the satisfaction by Agnico of customary conditions to listing imposed by the TSX. Agnico anticipates receiving all required authorizations from the NYSE prior to the closing of the Arrangement.

In order to become effective, the Agnico Resolution must be approved by an affirmative vote of at least a simple majority (50% +1) of the votes cast on the Agnico Resolution by Agnico Shareholders present (virtually) or represented by proxy and entitled to vote at the Agnico Meeting.

Q. When do you expect the Arrangement to be completed?

A. If approved, the Arrangement will become effective on the Effective Date, which Agnico and Kirkland currently expect to occur in December 2021 or during the first quarter of 2022. However, completion of the Arrangement is subject to a number of conditions and it is possible that factors outside of the control of Agnico and/or Kirkland could result in the Arrangement being completed at a later time or not at all.

Q. How will I know when all required approvals have been obtained?

A. Agnico and Kirkland will issue a press release once all the necessary approvals have been received and conditions to the completion of the Arrangement have been satisfied or waived, other than conditions that, by their terms, cannot be satisfied until the Effective Time.

Q. What will be the relationship between Agnico and Kirkland after completion of the Arrangement?

A. If the Arrangement is completed, Agnico will acquire all of the Kirkland Shares and Kirkland will become a wholly-owned Subsidiary of Agnico. Former Agnico Shareholders and Former Kirkland Shareholders are expected to own approximately 54% and 46% of the Agnico Shares in the Combined Company, respectively, immediately after completion of the Arrangement (on a non-diluted basis), in each case based on the number of Agnico Shares and Kirkland Shares issued and outstanding as of September 27, 2021.

Q. Where will the shares of the Combined Company be listed?

A. The Agnico Shares are currently listed and posted for trading on the TSX and the NYSE under the symbol "AEM". It is anticipated that, after completion of the Arrangement, the Combined Company will continue to trade on the TSX and the NYSE under the trading symbol "AEM". Agnico has applied to list the Consideration Shares to be issued in connection with the Arrangement (including Agnico Shares to be issued on the exercise of the Agnico Replacement Options and the vesting of the other Kirkland Equity Awards following completion of the Arrangement) on the TSX and the NYSE and has received conditional approval from the TSX. Final approval of the TSX is conditional on the satisfaction by Agnico of customary conditions to listing imposed by the TSX. Agnico anticipates receiving all required authorizations from the NYSE prior to the closing of the Arrangement.

 Unlike the Kirkland Shares, the Agnico Shares are not, and after completion of the Arrangement will not be, listed on the ASX.

Q. Who will be the directors and officers of the Combined Company following completion of the Arrangement?

A. Following completion of the Arrangement, the Combined Company Board will consist of 13 directors, comprised of seven directors from Agnico and six directors from Kirkland. The key senior management team of the Combined Company is expected to include: (1) Sean Boyd as Executive Chair of the Combined Company Board; (2) Tony Makuch as Chief Executive Officer of the Combined Company; (3) Ammar Al-Joundi as President of the Combined Company; (4) Jeffrey Parr as Vice-Chair of the Combined Company Board; and (5) Jamie Sokalsky as Lead Director of the Combined Company Board. Additional information with respect to the senior management of the Combined Company will be determined prior to the Effective Date.

Q. Why am I being asked to approve the Agnico Resolution?

A. Pursuant to the TSX Company Manual, a listed company is generally required to obtain the approval of its shareholders by ordinary resolution passed by at least a simple majority of the votes cast by shareholders present in person or represented by proxy and entitled to vote in connection with an acquisition transaction where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction. Agnico has reserved approximately 212 million Agnico Shares for issuance in connection with the Arrangement (based on the number of Kirkland Shares issued and outstanding on September 27, 2021), representing approximately 87% of the issued and outstanding Agnico Shares on a non-diluted basis as of such date.

Q. What will happen if the Agnico Resolution is not approved or the Arrangement is not completed for any reason?

A. If the Agnico Resolution is not approved or the Arrangement is not completed for any reason, the Merger Agreement may be terminated and Agnico will continue to operate independently. In certain circumstances, Agnico will be required to pay to Kirkland the Termination Amount in connection with such termination, or Kirkland will be required to pay to Agnico the Termination Amount in connection with such termination. In addition, in certain circumstances, each of Agnico and Kirkland may be required to pay the other Party an expense reimbursement of $20 million. If the Arrangement is not completed or its completion is materially delayed and/or the Merger Agreement is terminated, for any reason, the market price of Agnico Shares may be materially adversely affected and Agnico's business, financial condition or results of operations could also be subject to various material adverse consequences, including that Agnico would remain liable for costs relating to the Arrangement. See "The Merger Agreement - Termination of the Merger Agreement" and "Risk Factors".

Q. Are there any risks I should consider in connection with the Arrangement?

A. Yes. There are a number of risk factors relating to Agnico's and Kirkland's business and operations, the Arrangement and the Combined Company's business and operations following completion of the Arrangement, all of which should be carefully considered by Agnico Shareholders in evaluating whether to approve the Agnico Resolution. In addition to the risk factors described under the heading "Risk Factors" in the Agnico AIF and under the heading "Risk Factors" in the Kirkland AIF, which are specifically incorporated by reference into this Circular, see "Risk Factors" for a non-exhaustive list of certain additional and supplemental risk factors relating to the Arrangement and the business and operations of the Combined Company following completion of the Arrangement which Agnico Shareholders should carefully consider before making a decision regarding approving the Agnico Resolution.

Questions Relating to the Agnico Meeting

Q. Why did I receive this Circular?

A. You received this Circular because you are an Agnico Shareholder and Agnico Shareholders will be asked at the Agnico Meeting to approve the Agnico Resolution.

Q. How and when is the Agnico Meeting being held?

A. In light of the ongoing impact of COVID-19 and the associated public health measures, Agnico will be holding the Agnico Meeting in a virtual-only format, which will be conducted via live webcast available online using the TSX Trust virtual shareholder meeting platform at https://virtual-meetings.tsxtrust.com/1233 on November 26, 2021 at 10:00 a.m. (Toronto time), subject to any adjournment or postponement thereof. Agnico Shareholders will not be able to attend the Agnico Meeting in person but will have an equal opportunity to participate in the Agnico Meeting regardless of geographic location.

Q. How do I attend the Agnico Meeting?

A. To attend the Agnico Meeting, Agnico Shareholders will need to go to the following website in their web browser on their smartphone, tablet or computer: https://virtual-meetings.tsxtrust.com/1233. Agnico Shareholders will need the latest versions of Google Chrome, Apple Safari, Microsoft Edge or Mozilla Firefox web browsers in order to access the Agnico Meeting. Agnico Shareholders should not use Internet Explorer. To ensure that their web browser is compatible and Internet connection is working properly, Agnico Shareholders should login to the Agnico Meeting at least 15 minutes before the start of the Agnico Meeting.

After logging in to the Agnico Meeting at https://virtual-meetings.tsxtrust.com/1233, Registered Agnico Shareholders or duly appointed proxyholders, if they have received a form of proxy or email, respectively, from Computershare with a control number, are to click "I have a control number" and enter the 15-digit control number on their form of proxy or four-letter control number on their email, as applicable, and the following case sensitive password: "agnico2021". Agnico Shareholders who do not have a control number are to select "I am a Guest" and fill in the required information.

See "Information Concerning the Agnico Meeting - Virtual Agnico Meeting" and the Virtual Meeting Guide provided to you by TSX Trust for additional information on how to navigate the virtual meeting platform, including how to vote and ask questions at, the Agnico Meeting.

Registered Agnico Shareholders and duly appointed proxyholders (including Non-Registered Agnico Shareholders who have appointed themselves as proxyholder) will be able to attend the Agnico Meeting, ask questions and vote at the Agnico Meeting in real time. Non-Registered Agnico Shareholders must carefully follow the procedures set out in this Circular in order to vote and ask questions through the live webcast. Guests, including Non-Registered Agnico Shareholders who have not been duly appointed as proxyholders and Kirkland CDI holders, can log into the Agnico Meeting as a guest. Guests may listen to the Agnico Meeting but will not be entitled to vote or ask questions during the Agnico Meeting.

If you have questions regarding the Agnico Meeting or require assistance in accessing the Agnico Meeting website, you may contact tsxtvgminfo@tsx.com. If you attend the Agnico Meeting, you must remain connected to the Internet at all times during the Agnico Meeting in order to vote when balloting commences. It is your responsibility to ensure Internet connectivity for the duration of the Agnico Meeting.

Q. Am I entitled to vote?

A. You are entitled to vote if you were a holder of Agnico Shares as of the close of business on October 13, 2021, the Agnico Record Date. Each holder of Agnico Shares as of the Agnico Record Date is entitled to one vote per Agnico Share held on all matters to come before the Agnico Meeting.

Q. What am I voting on?

A. If you are a holder of Agnico Shares, you will be voting on the Agnico Resolution to approve the issuance of Agnico Shares in connection with the Arrangement, pursuant to the requirements of the TSX. If the Agnico Resolution is not approved by the requisite vote of Agnico Shareholders at the Agnico Meeting, the Arrangement will not be completed.

Q. What constitutes quorum for the Agnico Meeting?

A. Quorum for the Agnico Meeting is two individuals present in person (virtually), each being an Agnico Shareholder or a duly appointed proxyholder entitled to vote at the Agnico Meeting, holding or representing, in the aggregate, at least 25% of the issued and outstanding Agnico Shares entitled to vote at the Agnico Meeting.

Q. How many Agnico Shares are entitled to be voted?

A. As of the Agnico Record Date, there were 244,865,927 Agnico Shares outstanding. Each Agnico Shareholder as of the Agnico Record Date is entitled to one vote per Agnico Share held on all matters to come before the Agnico Meeting.

Q. Does any Agnico Shareholder beneficially own 10% or more of the Agnico Shares?

A. No. As of the Agnico Record Date, to the knowledge of the directors and executive officers of Agnico, there is no Person that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of Agnico carrying 10% or more of the voting rights attached to any class of voting securities of Agnico.

Q. What if I acquire ownership of Agnico Shares after the Agnico Record Date?

A. You will not be entitled to vote Agnico Shares acquired after the Agnico Record Date on the Agnico Resolution. Only Persons owning Agnico Shares as of the Agnico Record Date are entitled to vote their Agnico Shares on the Agnico Resolution.

Q. What if amendments are made to these matters or if other business matters are brought before the Agnico Meeting?

A. If you attend the Agnico Meeting and are eligible to vote, you may vote on the business matters as you choose.

If you have completed and returned a proxy form, the Persons named in the proxy form will have discretionary authority to vote on amendments or variations to the matters identified in the Notice of Special Meeting of Shareholders of Agnico or other matters that may properly come before the Agnico Meeting, or any adjournment or postponement thereof. At the date of this Circular, management of Agnico is not aware of any such amendments, variations or other matters which are expected to come before the Agnico Meeting. However, if any other matter properly comes before the Agnico Meeting, the accompanying applicable proxy will be voted on such matter in accordance with the best judgment of the Person voting the proxy, including with respect to any amendments or variations to the matters identified in this Circular.

Q. Am I a Registered Agnico Shareholder?

A. You are a Registered Agnico Shareholder if you have certificate(s) or DRS Statement(s) representing Agnico Shares issued in your name and appear as a registered Agnico Shareholder on the books of Agnico.

Q.  Am I a Non-Registered Agnico Shareholder (also commonly referred to as a beneficial shareholder)?

A. You are a Non-Registered Agnico Shareholder if your Agnico Shares are registered in the name of an Intermediary. If you are not sure whether you are a Registered Agnico Shareholder or a Non-Registered Agnico Shareholder, please contact Agnico's strategic shareholder advisor and proxy solicitation agent, Laurel Hill, by telephone at 1-877-452-7184 (toll free in North America), at 1-416-304-0211 (for collect calls outside of North America), or by email at assistance@laurelhill.com.

Q. How do I vote if I am a Registered Agnico Shareholder?

A. As a Registered Agnico Shareholder, you may either vote by proxy or vote by live Internet webcast by following the steps below.

 Registered Agnico Shareholders - Voting by Proxy

Voting by proxy is the easiest way for Registered Agnico Shareholders to cast their vote. Registered Agnico Shareholders can vote by proxy in any of the following ways:

By Telephone:

Call 1-866-732-8683 (toll-free in North America) or 1-312-588-4290 (outside North America). You will need your 15-digit control number, which can be found on your form of proxy. Please note that you cannot appoint anyone other than the directors and officers named on your form of proxy as your proxyholder if you vote by telephone.

By Internet:	Go to www.investorvote.com and follow the instructions on the screen. You will need your 15-digit control number, which can be found on your form of proxy.

By Fax:	Complete, sign and date your form of proxy and fax a copy of it to Computershare at 1-866-249-7775 (toll free within North America) or 1-416-263-9524 (outside North America).

By Mail:	Complete, sign and date your form of proxy and return it to Computershare, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, ON, M5J 2Y1 in the envelope provided.

Agnico's named proxyholders are Sean Boyd, Vice-Chairman and Chief Executive Officer of Agnico or, failing him, Chris Vollmershausen, Senior Vice President, Legal, General Counsel & Corporate Secretary of Agnico or, failing him, Ammar Al-Joundi, President of Agnico. An Agnico Shareholder that wishes to appoint another Person or entity (who need not be an Agnico Shareholder) to represent such Agnico Shareholder at the Agnico Meeting may either insert the Person or entity's name in the blank space provided in the form of proxy or complete another proper form of proxy, submit the form of proxy and register such proxyholder with Computershare after submitting the form of proxy.

In order for a duly appointed proxyholder to represent an Agnico Shareholder at the Agnico Meeting, the Agnico Shareholder must register the proxyholder with Computershare once the Agnico Shareholder has submitted its form of proxy. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a unique control number, which is necessary in order for the proxyholder to participate in the Agnico Meeting. To register a duly appointed proxyholder, an Agnico Shareholder must go to https://www.computershare.com/AgnicoEagle by no later than 10:00 a.m. (Toronto time) on November 24, 2021 (or by 10:00 a.m. (Toronto time) on the day other than a Saturday, Sunday or statutory or civic holiday which is at least 48 hours prior to any adjourned or postponed Agnico Meeting) and provide Computershare with its proxyholder's contact information, so that Computershare may provide the proxyholder with a four-letter control number via email. If you appoint and register a non-management proxyholder, please ensure that they attend the Agnico Meeting for your vote to count.

Registered Agnico Shareholders - Voting by Live Internet Webcast

Only Registered Agnico Shareholders and duly appointed proxyholders will have the ability to view a live webcast of the Agnico Meeting, ask the Agnico Board questions and submit votes in real time at the Agnico Meeting.

A Registered Agnico Shareholder may attend and vote at the Agnico Meeting during the live webcast as follows:

(i) Log into https://virtual-meetings.tsxtrust.com/1233 at least 15 minutes before the start of the Agnico Meeting and ensure your web browser and Internet connection are working properly. Agnico Shareholders will need the latest version of Google Chrome, Apple Safari, Microsoft Edge or Mozilla Firefox web browsers in order to access the Agnico Meeting. Agnico Shareholders should not use Internet Explorer. Registered Agnico Shareholders should allow ample time to check into the Agnico Meeting and to complete the related procedures.

(ii) Click on "I have a control number" and enter the 15-digit control number on the accompanying form of proxy.

(iii) Enter the password (case sensitive): "agnico2021".

(iv) Follow the instructions to access the Agnico Meeting and vote when prompted.

During the Agnico Meeting, Registered Agnico Shareholders and duly appointed proxyholders must ensure they are connected to the Internet at all times in order to vote when polling is commenced on the resolutions put before the Agnico Meeting. It is their responsibility to ensure Internet connectivity.

See "Information Concerning the Agnico Meeting" in this Circular.

Q. How do I vote if I am a Non-Registered Agnico Shareholder?

A. As a Non-Registered Agnico Shareholder, you may either vote by submitting voting instructions or vote by live Internet webcast by following the steps below.

Non-Registered Agnico Shareholders - Submitting Voting Instructions

If you are a Non-Registered Agnico Shareholder, your Intermediary will send you your proxy-related materials and a voting instruction form that allows you to vote on the Internet, by telephone or by mail. To vote, you should follow the instructions provided on your voting instruction form. Your Intermediary is required to ask for your voting instructions before the Agnico Meeting. Without specific instructions, your Intermediary is prohibited from voting your Agnico Shares at the Agnico Meeting. Agnico does not know for whose benefit the Agnico Shares registered in the name of CDS & Co., or another Intermediary, are held. Please contact your Intermediary if you do not receive a voting instruction form. Alternatively, you may receive from your Intermediary a pre-authorized form of proxy indicating the number of Agnico Shares to be voted, which you should complete, sign, date and return as directed on the form. Each Intermediary has its own procedures which should be carefully followed by Non-Registered Agnico Shareholders to ensure that their Agnico Shares are voted by their Intermediary on their behalf at the Agnico Meeting.

The majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy. If you are a Non-Registered Agnico Shareholder - holding your Agnico Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other Intermediary - you are requested to complete and return the voting instruction form in accordance with the instructions set out therein. Broadridge tabulates the results of all instructions received and provides appropriate instructions regarding the voting of Agnico Shares to be represented at the Agnico Meeting or any adjournment or postponement thereof. Agnico may utilize Broadridge's QuickVote™ service to assist eligible Non-Registered Agnico Shareholders that are "non-objecting beneficial owners" with voting their Agnico Shares over the telephone.

Non-Registered Agnico Shareholders - Voting by Live Internet Webcast

A Non-Registered Agnico Shareholder can only vote its Agnico Shares at the Agnico Meeting if: (a) it has previously appointed itself as the proxyholder for its Agnico Shares by printing its name in the space provided on the voting instruction form and submitting it as directed on the form; and (b) by no later than 10:00 a.m. (Toronto time) on November 24, 2021 (or by 10:00 a.m. (Toronto time) on the day other than a Saturday, Sunday or statutory or civic holiday which is at least 48 hours prior to any adjourned or postponed Agnico Meeting), it has gone to https://www.computershare.com/AgnicoEagle to register with Computershare and obtain a control number for the Agnico Meeting. This control number will allow a Non-Registered Agnico Shareholder to log in to the live webcast and vote at the Agnico Meeting. Without a control number, Non-Registered Agnico Shareholders will not be able to ask questions or vote at the Agnico Meeting.

A Non-Registered Agnico Shareholder may also appoint someone else as its proxyholder for its Agnico Shares by printing their name in the space provided on the voting instruction form and submitting it as directed on the form. If the Non-Registered Agnico Shareholder's proxyholder intends to attend and participate at the Agnico Meeting, after the voting instruction form has been submitted, the Non-Registered Agnico Shareholder must go to https://www.computershare.com/AgnicoEagle by no later than 10:00 a.m. (Toronto time) on November 24, 2021 (or by 10:00 a.m. (Toronto time) on the day other than a Saturday, Sunday or statutory or civic holiday which is at least 48 hours prior to any adjourned or postponed Agnico Meeting) to register so that Computershare may provide the proxyholder with a control number via email. Without a control number, a proxyholder may attend the Agnico Meeting as a guest but will not be able to ask questions or vote at the Agnico Meeting. Guests, including Non-Registered Agnico Shareholders who have not duly appointed themselves as proxyholder, can attend the Agnico Meeting by logging into the Agnico Meeting at https://virtual-meetings.tsxtrust.com/1233, selecting "I am a Guest" and filling in the required information.

Voting instructions must be received in sufficient time to allow the voting instruction form to be forwarded by the Non-Registered Agnico Shareholder's Intermediary to Computershare before 10:00 a.m. (Toronto time) on November 24, 2021. If a Non-Registered Agnico Shareholder plans to participate in the Agnico Meeting (or to have its proxyholder participate in the Agnico Meeting), such Agnico Shareholder or its proxyholder will not be entitled to vote or ask questions online unless the proper documentation is completed and received by the Agnico Shareholder's Intermediary well in advance of the Agnico Meeting to allow them to forward the necessary information to Computershare before 10:00 a.m. (Toronto time) on November 24, 2021. Non-Registered Agnico Shareholders should contact their respective Intermediaries well in advance of the Agnico Meeting and follow their instructions if they want to participate in the Agnico Meeting.

See "Information Concerning the Agnico Meeting" in this Circular.

Q. How do I vote if I am both a Registered Agnico Shareholder and a Non-Registered Agnico Shareholder?

A. Should you hold some shares as a Registered Agnico Shareholder and others as a Non-Registered Agnico Shareholder, you will have to use both voting methods described above.

Q. Who is soliciting my proxy?

A. The management of Agnico is soliciting your proxy.

The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, email, Internet, fax transmission or other electronic means of communication or in person by the directors, officers, employees and representatives of Agnico. The total cost of soliciting proxies and mailing the materials in connection with the Agnico Meeting will be borne by Agnico. In addition, Agnico has retained Laurel Hill to assist it in connection with communicating to Agnico Shareholders in respect of the Arrangement.

Q. Who votes my Agnico Shares and how will they be voted if I return a proxy form?

A. The accompanying form of proxy, when properly signed, confers authority on the Persons named in it as proxies with respect to any amendments or variations to the matters identified in the Notice of Special Meeting of Shareholders of Agnico or other matters that may properly come before the Agnico Meeting, or any adjournment or postponement thereof. Notwithstanding the foregoing, the Persons named in the accompanying form of proxy will vote or withhold from voting the Agnico Shares in respect of which they are appointed in accordance with the direction of the Agnico Shareholder appointing them and if the Agnico Shareholder specifies a choice with respect to any matter to be voted upon, such Agnico Shareholders' Agnico Shares will be voted accordingly. If you sign and return your form of proxy without designating a proxyholder and do not give voting instructions or specify that you want your Agnico Shares withheld from voting, the Agnico representatives named in the form of proxy will vote your Agnico Shares FOR the Agnico Resolution.

IN THE ABSENCE OF ANY SUCH INSTRUCTION, AGNICO SHARES REPRESENTED BY PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED FOR THE AGNICO RESOLUTION.

Q. Can I appoint someone other than those named in the enclosed proxy forms to vote my Agnico Shares?

A. Yes, you have the right to appoint another Person of your choice. An Agnico Shareholder that wishes to appoint another Person or entity (who need not be an Agnico Shareholder) to represent such Agnico Shareholder at the Agnico Meeting may either insert the Person or entity's name in the blank space provided in the form of proxy or complete another proper form of proxy, submit the form of proxy and register such proxyholder with Computershare after submitting the form of proxy.

 See "Information Concerning the Agnico Meeting - Appointment and Revocation of Proxies" in this Circular.

Q.  What if my Agnico Shares are registered in more than one name or in the name of a company?

A. If your Agnico Shares are registered in more than one name, all registered Persons must sign the proxy form. If your Agnico Shares are registered in a company's name or any name other than your own, you may be required to provide documents proving your authorization to sign the proxy form for that company or name. For any questions about the proper supporting documents, contact Agnico's transfer agent, Computershare, before submitting your proxy form.

Q. Can I revoke a proxy or voting instruction?

A. Yes. An Agnico Shareholder who has voted by proxy may revoke it any time prior to the Agnico Meeting. To revoke a proxy, a Registered Agnico Shareholder may: (a) deliver a written notice to Agnico's registered office at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7, Attention: Senior Vice President, Legal, General Counsel & Corporate Secretary, or to the offices of Computershare at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, facsimile: 1-866-249-7775, at any time up to and including the close of business on the last Business Day preceding the day of the Agnico Meeting, or any adjournment or postponement thereof; (b) vote again on the Internet or by phone at any time up to 10:00 a.m. (Toronto time) on November 24, 2021 (or by 10:00 a.m. (Toronto time) on the day other than a Saturday, Sunday or statutory or civic holiday which is at least 48 hours prior to any adjourned or postponed Agnico Meeting); or (c) complete a form of proxy that is dated later than the form of proxy being changed, and mailing it or faxing it as instructed on the form of proxy so that it is received before 10:00 a.m. (Toronto time) on November 24, 2021 (or by 10:00 a.m. (Toronto time) on the day other than a Saturday, Sunday or statutory or civic holiday which is at least 48 hours prior to any adjourned or postponed Agnico Meeting). If you log in to the Agnico Meeting, you will not be revoking any previously submitted proxies. However, if you vote on a ballot at the Agnico Meeting you will be revoking any and all previously submitted proxies. If you DO NOT wish to revoke your previously submitted proxies, do not vote at the Agnico Meeting. In addition, the proxy may be revoked by any other method permitted by Law. The written notice of revocation may be executed by the Agnico Shareholder or by an attorney who has the Agnico Shareholder's written authorization. If the Agnico Shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney.

Only Registered Agnico Shareholders have the right to directly revoke a proxy. Non-Registered Agnico Shareholders that wish to change their vote must arrange for their respective Intermediaries to revoke the proxy on their behalf in accordance with any requirements of the Intermediaries.

See "Information Concerning the Agnico Meeting" in this Circular.

Q. Are Kirkland Shareholders required to approve the Arrangement?

A. Yes. Completion of the Arrangement is also conditional upon approval by Kirkland Shareholders of the Arrangement Resolution at the Kirkland Meeting which is scheduled to be held at 11:00 a.m. on November 26, 2021.

 In order to be effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of at least two-thirds of the votes cast by Kirkland Shareholders present (virtually) or represented by proxy and entitled to vote at the Kirkland Meeting. If the Arrangement Resolution is not approved by the requisite vote of the Kirkland Shareholders at the Kirkland Meeting, the Arrangement will not be completed. Kirkland Shareholders will not be asked to vote on any of the matters to be considered and voted upon at the Agnico Meeting.

Q. Should I send in my proxy now?

A. Yes. Once you have carefully read and considered the information in this Circular, you should complete and submit the enclosed voting instruction form or form of proxy. You are encouraged to vote well in advance of the proxy cut-off time at 10:00 a.m. (Toronto time) on November 24, 2021 to ensure your Agnico Shares are voted at the Agnico Meeting. If the Agnico Meeting is adjourned or postponed, your proxy must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the adjourned or postponed Agnico Meeting. The time limit for deposit of proxies may be waived or extended by the chair of the Agnico Meeting at his or her discretion, with or without notice. The chair is under no obligation to accept or reject any particular late proxy.

Q. Who is responsible for counting and tabulating the votes by proxy?

A. Votes by proxy will be counted and tabulated by Computershare.

Q. What if I have other questions?

A. If you have any questions regarding the Agnico Meeting, please contact Agnico's strategic shareholder advisor and proxy solicitation agent, Laurel Hill, by telephone at 1-877-452-7184 (toll- free in North America), at 1-416-304-0211 (for collect calls outside of North America), or by email at assistance@laurelhill.com.

KIRKLAND SHAREHOLDERS - QUESTIONS AND ANSWERS

This Circular is furnished in connection with the solicitation of proxies by or on behalf of management of Kirkland for use at the Kirkland Meeting, to be held at 11:00 a.m. (Toronto time) on November 26, 2021 via live webcast available online using the TSX Trust virtual shareholder meeting platform at https://virtual-meetings.tsxtrust.com/1231 for the purposes indicated in the Notice of Special Meeting of Shareholders of Kirkland. Capitalized terms used but not otherwise defined in this "Kirkland Shareholders - Questions and Answers" section have the meanings ascribed thereto under "Glossary of Terms" in this Circular.

Your vote is important. The following are key questions that you as a Kirkland Shareholder may have regarding the proposed Arrangement involving Agnico, Kirkland and the Kirkland Shareholders, to be considered at the Kirkland Meeting. The information contained below is of a summary nature and therefore is not complete and is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference in this Circular, including the Appendices hereto, all of which are important and should be reviewed carefully. You are urged to carefully read the remainder of this Circular as the information in this section does not provide all of the information that might be important to you with respect to the Arrangement. Additional important information is also contained in the Appendices to, and the documents incorporated by reference into, this Circular.

Questions Relating to the Arrangement

Q. What is the proposed transaction?

A. On September 28, 2021, Kirkland and Agnico entered into the Merger Agreement pursuant to which the Parties agreed to undertake the Arrangement. The Arrangement is a "merger-of-equals" between Kirkland and Agnico to be effected by way of an acquisition by Agnico of all of the issued and outstanding Kirkland Shares (other than Kirkland Shares held by Dissenting Shareholders, if any) in exchange for shares of Agnico by way of a court-approved plan of arrangement under section 182 of the OBCA. Under the Arrangement, each Kirkland Shareholder (other than any Dissenting Shareholders) will receive 0.7935 of an Agnico Share for each Kirkland Share or Kirkland CDI held. If the Arrangement is completed, Kirkland will become a wholly-owned Subsidiary of Agnico.

Q. What are the reasons for the proposed transaction?

A. In making their respective recommendations, the Agnico Board and the Kirkland Board have reviewed and considered a number of factors relating to the Arrangement, including those listed below, with the benefit of advice from their respective senior management teams and financial and legal advisors, and, in the case of the Kirkland Board, the recommendation of the Kirkland Special Committee. The following is a summary of the principal reasons for the respective recommendations of the Agnico Board and the Kirkland Board:

  Creating a World-Leading Senior Gold Producer. The Arrangement will create the Combined Company, which will be a high-quality senior gold producer with the lowest all-in sustaining cost per ounce of gold, highest EBITDA margin and lowest-risk portfolio of operating mines among its Senior Gold Peers. The Combined Company is expected to produce approximately 3.4 million of ounces of gold in 2021 on a pro forma basis.

  Enhances Position in one of the Most Prolific and Prospective Gold Regions in the World. The Combined Company is expected to be Canada's leading gold producer, with anticipated production in the country of approximately 2.5 million ounces of gold in 2021, or approximately 75% of 3.4 million ounces of total expected gold production, on a pro forma basis. The combined portfolio will be anchored by high-quality gold production in Ontario, Quebec and Nunavut in Canada, as well as at the Fosterville Mine in Victoria, Australia, Kittila in the Lapland region of Northern Finland and Pinos Altos and La India in Northern Mexico.

  Unique Synergies to Drive Significant Value Creation.

    The combination of Agnico and Kirkland creates a unique opportunity to unlock significant operational, development and strategic synergies along the Abitibi-Kirkland Lake corridor and to leverage sector-leading technical expertise to create additional value across the portfolio.

    The Combined Company is expected to generate over $0.8 billion and $2 billion in pre-tax synergies and optimization benefits over the next five and ten years, respectively, including:

      approximately $145 million over five years and $320 million over 10 years in corporate synergies, including head office general and administrative expenses, offices, payroll, legal and other;

      approximately $130 million per year, $440 million over five years and $1.1 billion over 10 years in operational synergies, including procurement, warehousing, logistics, processing, centralized control, data management and accelerated innovation and other; and

      approximately $240 million over five years and $590 million over 10 years in strategic optimization, including optimizing and consolidating infrastructure, project improvement (for example, Upper Beaver, Upper Canada and Amalgamated Kirkland) and sharing of best practices.

    While substantially unquantified, the Arrangement also offers significant potential for more efficient sharing of established competencies developed individually by Kirkland and Agnico, as well as significant opportunity to successfully innovate as operations are modernized.

  Maintain a Strong Leadership Team with a Proven Track-Record. The Combined Company will benefit from the combination of two strong management teams with proven track-records of growing per share value in key metrics such as production, mineral reserves, cash flow and net asset value.

  Unparalleled Track Record of Growing Mineral Reserves and Mineral Resources. The Arrangement will combine the only two companies among the Senior Gold Peers to have grown mineral reserves and production per share over the last 10 years through consistent investment in exploration and value-added acquisitions.

  Industry-Leading ESG with Ability to make Long-Term ESG Investments. The Combined Company is positioned to be a leader in ESG initiatives, with one of the lowest greenhouse gas emission rates per ounce, and will have an enhanced ability, through the sharing of established competencies, joined forces on innovation and scale, to be a more effective collaborator with key suppliers, government and communities, and to become net zero by 2050 or sooner.

  Enhances and Adds Flexibility to an Attractive Minesite and Project Pipeline. The Arrangement will combine a robust pipeline of growth projects and exploration opportunities. These projects are located in existing mining camps and are expected to drive manageable, relatively low-risk, high-return production growth over the next decade and more. For example, there is an opportunity to develop Agnico's Kirkland Lake area greenfield development assets, with the benefit of Kirkland's established infrastructure at the Macassa Mine and the Holt Complex.

  Provides the Financial Strength to Increase Capital Distributions to Shareholders While Investing in Growth Projects. The increased financial strength of the Combined Company is expected to provide enhanced financial flexibility to fund both the robust pipeline of growth projects and to build on a proven track record of growing sustainable capital returns to shareholders while also maintaining a strong investment-grade balance sheet.

  Comprehensive Arm's Length Negotiations. The terms of the Merger Agreement and the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of Agnico's and Kirkland's respective legal counsel and financial advisors.

  Stakeholder Analysis. The terms of the Merger Agreement treat all stakeholders of Agnico and Kirkland, respectively, equitably and fairly.

  Shareholder and Court Approval. The Arrangement is subject to the following shareholder and court approvals, which protect Agnico Shareholders and Kirkland Shareholders:

    the Arrangement Resolution requires approval of at least two-thirds of the votes cast by Kirkland Shareholders present (virtually) or represented by proxy and entitled to vote at the Kirkland Meeting;

    the Agnico Resolution requires the approval of at least a simple majority of the votes cast by Agnico Shareholders present (virtually) or represented by proxy and entitled to vote at the Agnico Meeting; and

    the Arrangement is subject to a determination of the Court that the Arrangement is fair and reasonable, both procedurally and substantively, to Kirkland Shareholders and other affected Persons.

  Regulatory Approvals. The likelihood that the transaction will receive the Key Regulatory Approvals under applicable Laws, based on the advice of the Parties' legal and other advisors in connection with such Key Regulatory Approvals.

  Ability to Close. Each of Agnico and Kirkland believes that the Parties are committed to completing the Arrangement, has a proven track record of completing deals, and anticipates that the Parties will be able to complete the Arrangement, in accordance with the terms of the Merger Agreement, within a reasonable time and in any event prior to the Outside Date.

  Superior Proposals. The Merger Agreement permits the Agnico Board and the Kirkland Board, in the exercise of their respective fiduciary duties, to respond, prior to the Agnico Meeting and the Kirkland Meeting, to certain unsolicited acquisition proposals that are more favourable, from a financial point of view, to Agnico Shareholders or Kirkland Shareholders, as the case may be, than the Arrangement.

  Support of Directors and Officers. Directors and officers of Agnico and Kirkland have entered into the Agnico Support and Voting Agreements and the Kirkland Support and Voting Agreements with Kirkland and Agnico, respectively, pursuant to which, and subject to the terms thereof, they have agreed, among other things, to vote their Agnico Shares in favour of the Agnico Resolution and to vote their Kirkland Shares in favour of the Arrangement Resolution, as applicable.

See "The Arrangement - Reasons for the Arrangement" for further information.

Q. Has the Kirkland Board unanimously approved the Arrangement?

A. Yes, the Kirkland Board, having undertaken a thorough review of, and having carefully considered the terms of the Arrangement and the Merger Agreement, and after consulting with its financial and legal advisors, including having received and taken into account the Kirkland Fairness Opinions, the unanimous recommendation of the Kirkland Special Committee and such other matters as it considered necessary and relevant, including the factors set out below under the headings "The Arrangement - Reasons for the Arrangement" and "The Arrangement - Additional Kirkland Reasons", unanimously determined that the Arrangement is in the best interests of Kirkland and that the Consideration is fair to the Kirkland Shareholders and authorized Kirkland to enter into the Merger Agreement and all related agreements. Accordingly, the Kirkland Board has unanimously approved the Arrangement and the entering into by Kirkland of the Merger Agreement and unanimously recommends that the Kirkland Shareholders vote FOR the Arrangement Resolution.

Q. Does the Kirkland Board recommend that I vote FOR the Arrangement Resolution?

A. Yes, the Kirkland Board unanimously recommends that the Kirkland Shareholders vote FOR the Arrangement Resolution.

Q. Who has agreed to support the Arrangement?

A. Agnico has entered into Kirkland Support and Voting Agreements with certain directors and officers of Kirkland, pursuant to which the Kirkland Supporting Shareholders have agreed, among other things and subject to the terms and conditions of the Kirkland Support and Voting Agreements, to vote their Kirkland Shares in favour of the Arrangement Resolution. As at the Kirkland Record Date, the Kirkland Supporting Shareholders collectively beneficially owned or exercised control or direction over 139,626 Kirkland Shares, representing approximately 0.05% of the issued and outstanding Kirkland Shares.

Q. What percentage of the outstanding Combined Company will Agnico Shareholders and Kirkland Shareholders own, respectively, following completion of the Arrangement?

A. Former Agnico Shareholders and Former Kirkland Shareholders are expected to own approximately 54% and 46% of the Agnico Shares in the Combined Company, respectively, immediately after completion of the Arrangement (on a non-diluted basis), in each case based on the number of Agnico Shares and Kirkland Shares issued and outstanding as of September 27, 2021.

Q. What is required for the Arrangement to become effective?

A. The obligations of Kirkland and Agnico to consummate the Arrangement and the other transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver of a number of conditions, including, among others: (i) approval of the Arrangement Resolution by the required vote of Kirkland Shares at the Kirkland Meeting in accordance with the Interim Order; (ii) approval of the Agnico Resolution by the required vote of Agnico Shareholders at the Agnico Meeting in accordance with Law; (iii) the Final Order having been obtained on terms consistent with the Merger Agreement, and not having been set aside or modified in a manner unacceptable to either Agnico or Kirkland, each acting reasonably; (iv) conditional approval or authorization of the listing of the Agnico Shares to be issued in connection with the Arrangement on the TSX and the NYSE, subject only to customary listing conditions, as applicable; (v) receipt of the FIRB Approval; (vi) no Law being in effect that makes the completion of the Arrangement illegal or otherwise prohibits or enjoins the Parties from the completing the Arrangement; (vii) the Agnico Shares and the Agnico Replacement Options to be issued in connection with the Arrangement being exempt from the registration requirements of the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption; and (viii) the Parties having taken all actions required by the Merger Agreement to give effect to the governance matters set out in the Merger Agreement, with effect as of the Effective Time.

On October 4, 2021, the Commissioner issued an ARC to Agnico in respect of the Arrangement. Receipt of the ARC constitutes the Competition Act Approval.

Agnico has applied to list the Consideration Shares to be issued in connection with the Arrangement (including Agnico Shares to be issued on the exercise of the Agnico Replacement Options and the vesting of the other Kirkland Equity Awards following completion of the Arrangement) on the TSX and the NYSE and has received conditional approval from the TSX. Final approval of the TSX is conditional on the satisfaction by Agnico of customary conditions to listing imposed by the TSX. Agnico anticipates receiving all required authorizations from the NYSE prior to the closing of the Arrangement.

In order to become effective, the Arrangement Resolution must be approved by an affirmative vote of at least two-thirds of the votes cast on the Arrangement Resolution by Kirkland Shareholders present (virtually) or represented by proxy and entitled to vote at the Kirkland Meeting.

Q. When do you expect the Arrangement to be completed?

A. If approved, the Arrangement will become effective on the Effective Date, which Agnico and Kirkland currently expect to occur in December 2021 or during the first quarter of 2022. However, completion of the Arrangement is subject to a number of conditions and it is possible that factors outside of the control of Agnico and/or Kirkland could result in the Arrangement being completed at a later time or not at all.

Q. How will I know when all required approvals have been obtained?

A. Agnico and Kirkland will issue a press release once all the necessary approvals have been received and conditions to the completion of the Arrangement have been satisfied or waived, other than conditions that, by their terms, cannot be satisfied until the Effective Time.

Q. What will be the relationship between Agnico and Kirkland after completion of the Arrangement?

A. If the Arrangement is completed, Agnico will acquire all of the Kirkland Shares and Kirkland will become a wholly-owned Subsidiary of Agnico. Former Kirkland Shareholders and Former Agnico Shareholders are expected to own approximately 46% and 54% of the Agnico Shares in the Combined Company, respectively, immediately after completion of the Arrangement (on a non-diluted basis), in each case based on the number of Agnico Shares and Kirkland Shares issued and outstanding as of September 27, 2021.

Q. Where will the shares of the Combined Company be listed?

A. The Agnico Shares are currently listed and posted for trading on the TSX and the NYSE under the symbol "AEM". It is anticipated that, after completion of the Arrangement, the Combined Company will continue to trade on the TSX and the NYSE under the trading symbol "AEM". Agnico has applied to list the Consideration Shares to be issued in connection with the Arrangement (including Agnico Shares to be issued on the exercise of the Agnico Replacement Options and the vesting of the other Kirkland Equity Awards following completion of the Arrangement) on the TSX and the NYSE and has received conditional approval from the TSX. Final approval of the TSX is conditional on the satisfaction by Agnico of customary conditions to listing imposed by the TSX. Agnico anticipates receiving all required authorizations from the NYSE prior to the closing of the Arrangement.

 Unlike the Kirkland Shares, the Agnico Shares are not, and after completion of the Arrangement will not be, listed on the ASX.

Q. Who will be the directors and officers of the Combined Company following completion of the Arrangement?

A. Following completion of the Arrangement, the Combined Company Board will consist of 13 directors, comprised of seven directors from Agnico and six directors from Kirkland. The key senior management team of the Combined Company is expected to include: (1) Sean Boyd as Executive Chair of the Combined Company Board; (2) Tony Makuch as Chief Executive Officer of the Combined Company; (3) Ammar Al-Joundi as President of the Combined Company; (4) Jeffrey Parr as Vice-Chair of the Combined Company Board; and (5) Jamie Sokalsky as Lead Director of the Combined Company Board. Additional information with respect to the senior management of the Combined Company will be determined prior to the Effective Date.

Q. Why am I being asked to approve the Arrangement Resolution?

A. Subject to any order of the Court, the OBCA requires a corporation that wishes to undergo a court-approved arrangement to obtain, among other consents and approvals, the approval of its shareholders by special resolution passed by at least two-thirds of the votes cast by shareholders present or represented by proxy and entitled to vote on such matter. The Arrangement is a "merger-of-equals" between Agnico and Kirkland to be effected by way of an acquisition by Agnico of all of the issued and outstanding Kirkland Shares (other than Kirkland Shares held by Dissenting Shareholders, if any) in exchange for shares of Agnico by way of a court-approved plan of arrangement under section 182 of the OBCA involving, among others, Agnico and Kirkland.

Q. What will happen if the Arrangement Resolution is not approved or the Arrangement is not completed for any reason?

A. If the Arrangement Resolution is not approved or the Arrangement is not completed for any reason, the Merger Agreement may be terminated and Kirkland will continue to operate independently. In certain circumstances, Kirkland will be required to pay to Agnico the Termination Amount in connection with such termination, or Agnico will be required to pay to Kirkland the Termination Amount in connection with such termination. In addition, in certain circumstances, each of Agnico and Kirkland will be required to pay the other Party an expense reimbursement of $20 million. If the Arrangement is not completed or its completion is materially delayed and/or the Merger Agreement is terminated, for any reason, the market price of Kirkland Shares may be materially adversely affected and Kirkland's business, financial condition or results of operations could also be subject to various material adverse consequences, including that Kirkland would remain liable for costs relating to the Arrangement. See "The Merger Agreement - Termination of the Merger Agreement" and "Risk Factors".

Q. What are the Canadian federal income tax consequences of the Arrangement?

A. The exchange of a Kirkland Share for an Agnico Share under the Arrangement will generally occur on a tax-deferred basis for Canadian federal income tax purposes.

For a summary of certain of the material Canadian federal income tax consequences of the Arrangement, Kirkland Shareholders should review the discussion under "Income Tax Considerations - Certain Canadian Federal Income Tax Considerations". Such discussion is not intended to be legal, business or tax advice and Kirkland Shareholders are urged to consult their own tax advisors as to the tax consequences of the Arrangement to them with respect to their particular circumstances.

Q. What are the U.S. federal income tax consequences of the Arrangement?

A. Agnico and Kirkland intend to treat the Arrangement as a tax-deferred "reorganization" within the meaning of section 368 of the U.S. Tax Code. If the Arrangement qualifies as a reorganization, gain or loss generally would not be recognized by U.S. Holders for U.S. federal income tax purposes on their receipt of Agnico Shares in exchange for Kirkland Shares pursuant to the Arrangement. However, neither Agnico nor Kirkland has sought or obtained (or will seek or obtain) either a ruling from the IRS or an opinion of counsel regarding the tax consequences of the Arrangement.

The foregoing is subject in its entirety to the discussion of certain of the material U.S. federal income tax consequences of the Arrangement applicable to U.S. Holders and Non-U.S. Holders, see "Income Tax Considerations - Certain United States Federal Income Tax Considerations". Such summary is not intended to be legal, business or tax advice and Kirkland Shareholders are urged to consult their own tax advisors as to the tax consequences of the Arrangement to them with respect to their particular circumstances.

Q. What are the Australian income tax consequences of the Arrangement for Australian Holders?

A. Subject to each Australian Holder's particular circumstances (including their specific tax profile), the disposal of Kirkland Shares or Kirkland CDIs pursuant to the Arrangement will generally result in a "CGT event" happening for Australian Holders for Australian income tax (including CGT) purposes. However, Australian Holders may be eligible to choose roll-over relief in certain circumstances as discussed in this Circular.

For a summary of certain of the material Australian federal income tax consequences of the Arrangement applicable to Australian Holders, see "Income Tax Considerations - Certain Australian Income Tax Considerations". Such summary is not intended to be legal, business or tax advice and Kirkland Shareholders are urged to consult their own tax advisors as to the tax consequences of the Arrangement to them with respect to their particular circumstances.

Q. Are there any risks I should consider in connection with the Arrangement?

A. Yes. There are a number of risk factors relating to Kirkland's and Agnico's business and operations, the Arrangement and the Combined Company's business and operations following completion of the Arrangement, all of which should be carefully considered by Kirkland Shareholders in evaluating whether to approve the Arrangement Resolution. In addition to the risk factors described under the heading "Risk Factors" in the Kirkland AIF and under the heading "Risk Factors" in the Agnico AIF, which are specifically incorporated by reference into this Circular, see "Risk Factors" for a non-exhaustive list of certain additional and supplemental risk factors relating to the Arrangement and the business and operations of the Combined Company following completion of the Arrangement which Kirkland Shareholders should carefully consider before making a decision regarding approving the Arrangement Resolution.

Q. When will I receive the Consideration payable to me under the Arrangement for my Kirkland Shares?

A. You will receive the Consideration due to you under the Arrangement as soon as practicable after the Effective Date. In order for a Registered Kirkland Shareholder (other than Dissenting Shareholders) to receive the Consideration Shares they are entitled to receive pursuant to the Arrangement, such Registered Kirkland Shareholder must deposit the certificate(s) or DRS Statement(s) representing his, her or its Kirkland Shares with the Depositary (at the address specified on the last page of the Letter of Transmittal). The Letter of Transmittal, properly completed and duly executed, together with all other documents and instruments referred to in the Letter of Transmittal or as reasonably required by the Depositary, must accompany all certificate(s) or DRS Statement(s) for Kirkland Shares deposited for payment pursuant to the Arrangement. The exchange of Kirkland Shares for the Consideration Shares in respect of any Non-Registered Kirkland Shareholder (other than a holder of Kirkland CDIs) is expected to be made with the Non-Registered Kirkland Shareholder's Intermediary account through the procedures in place for such purposes between CDS or DTC and such Intermediary, as applicable, with no further action required by the Non-Registered Kirkland Shareholder. To prevent a delay in receiving the Consideration due under the Arrangement, Registered Kirkland Shareholders should consider re-registering their Kirkland Shares with an Intermediary prior to the Effective Date. For each Registered Kirkland Shareholder, accompanying this Circular is a Letter of Transmittal. The Letter of Transmittal will also be available under Kirkland's issuer profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

 Holders of Kirkland CDIs will not be provided with, and will not need to submit, a Letter of Transmittal. At the Effective Time, Kirkland CDI holders will cease to own Kirkland CDIs and will receive the applicable Consideration for each Kirkland CDI held. Holders of Kirkland CDIs should contact Computershare Australia if they have any questions regarding this process.

Q. Are Kirkland Shareholders entitled to Dissent Rights?

A. Yes. Under the Interim Order, Registered Kirkland Shareholders entitled to vote at the Kirkland Meeting are entitled to exercise Dissent Rights with respect to the Arrangement Resolution in the manner provided in section 185 of the OBCA, as modified by the Plan of Arrangement and the Interim Order. Any Registered Kirkland Shareholder who exercises Dissent Rights in compliance with section 185 of the OBCA, as modified by the Plan of Arrangement and the Interim Order, will be entitled, in the event that the Arrangement becomes effective, to be paid by Kirkland the fair value of the Kirkland Shares held by such Dissenting Shareholder determined as at the close of business on the day before the Arrangement Resolution is adopted.

Non-Registered Kirkland Shareholders who wish to dissent should be aware that only Registered Kirkland Shareholders entitled to vote at the Kirkland Meeting are entitled to Dissent Rights. Accordingly, a Non-Registered Kirkland Shareholder desiring to exercise Dissent Rights must make arrangements for the Kirkland Shares beneficially owned by such Non-Registered Kirkland Shareholder to be registered in such Non-Registered Kirkland Shareholder's name prior to the time the written objection to the Arrangement Resolution is required to be received by Kirkland or, alternatively, make arrangements for the registered holder of such Kirkland Shares to exercise Dissent Rights on the Non-Registered Kirkland Shareholder's behalf.

A Kirkland Shareholder's right to dissent is more particularly described in the Circular. A copy of the Interim Order and the text of section 185 of the OBCA are set forth in Appendix C and Appendix M, respectively, to the Circular. It is recommended that any Registered Kirkland Shareholder wishing to avail themselves of the Dissent Rights seek legal advice, as failure to comply with the provisions of section 185 of the OBCA, as so modified by the Plan of Arrangement and the Interim Order, and to adhere to the procedures established therein, may result in the loss of all rights thereunder. See "Dissenting Shareholder Rights".

Questions Relating to the Kirkland Meeting

Q. Why did I receive this Circular?

A. You received this Circular because you and the other Kirkland Shareholders and Kirkland CDI holders will be asked at the Kirkland Meeting to approve, by a special resolution, the Arrangement involving Kirkland and Agnico under section 182 of the OBCA, pursuant to which Agnico will acquire all of the issued and outstanding Kirkland Shares.

Q. How and when is the Kirkland Meeting being held?

A. In light of the ongoing impact of COVID-19 and the associated public health measures, Kirkland will be holding the Kirkland Meeting in a virtual-only format, which will be conducted via live webcast available online using the TSX Trust virtual shareholder meeting platform at https://virtual-meetings.tsxtrust.com/1231 on November 26, 2021 at 11:00 a.m. (Toronto time), subject to any adjournment or postponement thereof. Kirkland Shareholders will not be able to attend the Kirkland Meeting in person but will have an equal opportunity to participate in the Kirkland Meeting regardless of geographic location.

Q. How do I attend the Kirkland Meeting?

A. To attend the Kirkland Meeting, Kirkland Shareholders will need to go to the following website in their web browser on their smartphone, tablet or computer: https://virtual-meetings.tsxtrust.com/1231. Kirkland Shareholders will need the latest versions of Google Chrome, Apple Safari, Microsoft Edge or Mozilla Firefox web browsers in order to access the Kirkland Meeting. Kirkland Shareholders should not use Internet Explorer. To ensure that their web browser is compatible and Internet connection is working properly, Kirkland Shareholders should login to the Kirkland Meeting at least 15 minutes before the start of the Kirkland Meeting.

After logging in to the Kirkland Meeting at https://virtual-meetings.tsxtrust.com/1231, Registered Kirkland Shareholders or duly appointed proxyholders, if they have received a form of proxy or email, respectively, from TSX Trust with a control number, are to click "I have a control number" and enter the 12-digit control number on their form of proxy or email, as applicable, and the following case sensitive password: "kirkland2021". Kirkland Shareholders who do not have a control number are to select "I am a Guest" and fill in the required information. Kirkland CDI holders who wish to log into and listen to the Kirkland Meeting are to follow the above steps, select "I am a Guest" and fill in the required information. Kirkland CDI holders are not entitled to vote or ask questions during the Kirkland Meeting and may only attend the Kirkland Meeting as guests.

See "Information Concerning the Kirkland Meeting - Virtual Kirkland Meeting" and the Virtual Meeting Guide provided to you by TSX Trust for additional information on how to navigate the virtual meeting platform, including how to vote and ask question at, the Kirkland Meeting.

Registered Kirkland Shareholders and duly appointed proxyholders (including Non-Registered Kirkland Shareholders who have appointed themselves as proxyholder) will be able to attend the Kirkland Meeting, ask questions and vote at the Kirkland Meeting in real time. Kirkland CDI holders are not able to appoint themselves as a proxyholder and may only attend the Kirkland Meeting as guests. Non-Registered Kirkland Shareholders must carefully follow the procedures set out in this Circular in order to vote and ask questions through the live webcast. Guests, including Non-Registered Kirkland Shareholders who have not been duly appointed as proxyholders and Kirkland CDI holders, can log into the Kirkland Meeting as a guest. Guests may listen to the Kirkland Meeting but will not be entitled to vote or ask questions during the Kirkland Meeting.

If you have questions regarding the Kirkland Meeting portal or require assistance in accessing the Kirkland Meeting website, you may contact tsxtvgminfo@tsx.com. If you attend the Kirkland Meeting, you must remain connected to the Internet at all times during the Kirkland Meeting in order to vote when balloting commences. It is your responsibility to ensure Internet connectivity for the duration of the Kirkland Meeting.

Q. Am I entitled to vote?

A. You are entitled to vote if you were a holder of Kirkland Shares or Kirkland CDIs as of the close of business on October 13, 2021, the Kirkland Record Date. Each holder of Kirkland Shares as of the Kirkland Record Date is entitled to one vote per Kirkland Share held on all matters to come before the Kirkland Meeting.

Q. What am I voting on?

A. If you are a holder of Kirkland Shares or Kirkland CDIs, you will be voting on the Arrangement Resolution to approve a proposed plan of arrangement under the OBCA involving, among others, Kirkland and Agnico pursuant to which Agnico will acquire all of the issued and outstanding Kirkland Shares in exchange for the Consideration. If the Arrangement Resolution is not approved by the requisite vote of Kirkland Shareholders at the Kirkland Meeting, the Arrangement will not be completed.

Q. What constitutes quorum for the Kirkland Meeting?

A. Quorum for the Kirkland Meeting consists of two Persons present in person (virtually), each being a Kirkland Shareholder entitled to vote at the Kirkland Meeting, or a duly appointed proxy or proxyholder for an absent shareholder so entitled, holding or representing, in the aggregate not less than 10% of the issued Kirkland Shares enjoying voting rights at the Kirkland Meeting.

Q. How many Kirkland Shares are entitled to be voted?

A. As of the Kirkland Record Date, there were 263,696,770 Kirkland Shares outstanding. Each Kirkland Shareholder as of the Kirkland Record Date is entitled to one vote per Kirkland Share held on all matters to come before the Kirkland Meeting.

Q. Does any Kirkland Shareholder beneficially own 10% or more of the Kirkland Shares?

A. No. As at the Kirkland Record Date, to the knowledge of the directors and executive officers of Kirkland, there is no Person that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of Kirkland carrying 10% or more of the voting rights attached to any class of voting securities of Kirkland.

Q. What if I acquire ownership of Kirkland Shares after the Kirkland Record Date?

A. You will not be entitled to vote Kirkland Shares or Kirkland CDIs acquired after the Kirkland Record Date on the Arrangement Resolution. Only Persons owning Kirkland Shares or Kirkland CDIs as of the Kirkland Record Date are entitled to vote their Kirkland Shares or Kirkland CDIs on the Arrangement Resolution.

Q. What if amendments are made to these matters or if other business matters are brought before the Kirkland Meeting?

A. If you attend the Kirkland Meeting and are eligible to vote, you may vote on the business matters as you choose.

If you have completed and returned a proxy form, the Persons named in the proxy form will have discretionary authority to vote on amendments or variations to the matters identified in the Notice of Special Meeting of Shareholders of Kirkland or other matters that may properly come before the Kirkland Meeting, or any adjournment or postponement thereof. At the date of this Circular, management of Kirkland is not aware of any such amendments, variations or other matters expected to come before the Kirkland Meeting. However, if any other matter properly comes before the Kirkland Meeting, the accompanying applicable proxy will be voted on such matter in accordance with the best judgment of the Person voting the proxy, including with respect to any amendments or variations to the matters identified in this Circular.

Q. Am I a Registered Kirkland Shareholder?

A. You are a Registered Kirkland Shareholder if you have certificate(s) or DRS Statement(s) representing Kirkland Shares issued in your name and appear as a registered Kirkland Shareholder on the books of Kirkland.

Q.  Am I a Non-Registered Kirkland Shareholder (also commonly referred to as a beneficial shareholder)?

A. You are a Non-Registered Kirkland Shareholder if your Kirkland Shares are registered in the name of an Intermediary. If you are not sure whether you are a Registered Kirkland Shareholder or a Non-Registered Kirkland Shareholder, please contact Kirkland's strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors by telephone at 1-877-659-1824 (toll free in North America), at 1-800-155-612 (toll free in Australia) or at 1-416-867-2272 (collect calls outside of North America), or by email at contactus@kingsdaleadvisors.com.

Q. How do I vote if I am a Registered Kirkland Shareholder?

A. As a Registered Kirkland Shareholder, you may either vote by proxy or vote by live Internet webcast by following the steps below.

 Registered Kirkland Shareholders - Voting by Proxy

Voting by proxy is the easiest way for Registered Kirkland Shareholders to cast their vote. Registered Kirkland Shareholders can vote by proxy in any of the following ways:

By Internet:	Go to www.voteproxyonline.com and follow the instructions on the screen. You will need your 12-digit control number, which can be found on your form of proxy.

By Fax:	Complete, sign and date your form of proxy and fax a copy of it to TSX Trust at 416-595-9593.

By Mail:	Complete, sign and date your form of proxy and return it to TSX Trust, at 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4Y1, Attention: Proxy Department, in the envelope provided.

Kirkland's named proxyholders are Anthony Makuch, President and Chief Executive Officer of Kirkland or, failing him, Jennifer Wagner, Executive Vice President, Corporate Affairs and Sustainability of Kirkland. A Kirkland Shareholder that wishes to appoint another Person or entity (who need not be a Kirkland Shareholder) to represent such Kirkland Shareholder at the Kirkland Meeting may either insert the Person or entity's name in the blank space provided in the form of proxy or complete another proper form of proxy, submit the form of proxy and register such proxyholder with TSX Trust after submitting the form of proxy.

In order for a duly appointed proxyholder to represent a Kirkland Shareholder at the Kirkland Meeting, the Kirkland Shareholder must register the proxyholder with TSX Trust once the Kirkland Shareholder has submitted its form of proxy. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a control number that is required for them to vote at the Kirkland Meeting. To register a duly appointed proxyholder, a Kirkland Shareholder must complete and return the "Request For Control Number Form", which can be found at https://tsxtrust.com/resource/en/75, to TSX Trust by emailing tsxtrustproxyvoting@tmx.com, by no later than 11:00 a.m. (Toronto time) on November 24, 2021 (or by 11:00 a.m. (Toronto time) on the day other than a Saturday, Sunday or statutory or civic holiday which is at least 48 hours prior to any adjourned or postponed Kirkland Meeting), so that TSX Trust may provide the proxyholder with a control number via email. If you appoint and register a non-management proxyholder, please ensure that they attend the Kirkland Meeting for your vote to count.

Registered Kirkland Shareholders - Voting by Live Internet Webcast

Only Registered Kirkland Shareholders and duly appointed proxyholders will have the ability to view a live webcast of the Kirkland Meeting, ask the Kirkland Board questions and submit votes in real time at the Kirkland Meeting.

A Registered Kirkland Shareholder may attend and vote at the Kirkland Meeting during the live webcast as follows:

(i) Log into https://virtual-meetings.tsxtrust.com/1231 at least 15 minutes before the start of the Kirkland Meeting and ensure your web browser and Internet connection are working properly. Kirkland Shareholders will need the latest version of Google Chrome, Apple Safari, Microsoft Edge or Mozilla Firefox web browsers in order to access the Kirkland Meeting. Kirkland Shareholders should not use Internet Explorer. Registered Kirkland Shareholders should allow ample time to check into the Kirkland Meeting and to complete the related procedures.

(ii) Click on "I have a control number" and enter the 12-digit control number on the accompanying form of proxy.

(iii) Enter the password (case sensitive): "kirkland2021".

(iv) Follow the instructions to access the Kirkland Meeting and vote when prompted.

During the Kirkland Meeting, Registered Kirkland Shareholders and duly appointed proxyholders must ensure they are connected to the Internet at all times in order to vote when polling is commenced on the resolutions put before the Kirkland Meeting. It is their responsibility to ensure Internet connectivity.

See "Information Concerning the Kirkland Meeting" in this Circular.

Q. How do I vote if I am a Non-Registered Kirkland Shareholder (other than a Kirkland CDI holder)?

A. As a Non-Registered Kirkland Shareholder (other than a Kirkland CDI holder), you may either vote by submitting voting instructions or vote by live Internet webcast by following the steps below. Kirkland CDI holders should refer to the question "How do I vote if I am a Kirkland CDI holder?" below.

Non-Registered Kirkland Shareholders - Submitting Voting Instructions

If you are a Non-Registered Kirkland Shareholder, your Intermediary will send you your proxy-related materials and a voting instruction form that allows you to vote on the Internet, by telephone or by mail. To vote, you should follow the instructions provided on your voting instruction form. Your Intermediary is required to ask for your voting instructions before the Kirkland Meeting. Without specific instructions, your Intermediary is prohibited from voting your Kirkland Shares at the Kirkland Meeting. Kirkland does not know for whose benefit the Kirkland Shares registered in the name of CDS & Co., or another Intermediary, are held. Please contact your Intermediary if you do not receive a voting instruction form. Alternatively, you may receive from your Intermediary a pre-authorized form of proxy indicating the number of Kirkland Shares to be voted, which you should complete, sign, date and return as directed on the form. Each Intermediary has its own procedures which should be carefully followed by Non-Registered Kirkland Shareholders to ensure that their Kirkland Shares are voted by their Intermediary on their behalf at the Kirkland Meeting.

The majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy. If you are a Non-Registered Kirkland Shareholder - holding your Kirkland Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other Intermediary - you are requested to complete and return the voting instruction form in accordance with the instructions set out therein. Broadridge tabulates the results of all instructions received and provides appropriate instructions regarding the voting of Kirkland Shares to be represented at the Kirkland Meeting or any adjournment or postponement thereof. Kirkland may utilize Broadridge's QuickVote™ service to assist eligible Non-Registered Kirkland Shareholders that are "non-objecting beneficial owners" with voting their Kirkland Shares over the telephone.

Non-Registered Kirkland Shareholders - Voting by Live Internet Webcast

A Non-Registered Kirkland Shareholder can only vote its Kirkland Shares at the Kirkland Meeting if: (a) it has previously appointed itself as the proxyholder for its Kirkland Shares by printing its name in the space provided on the voting instruction form and submitting it as directed on the form; and (b) by no later than 11:00 a.m. (Toronto time) on November 24, 2021 (or by 11:00 a.m. (Toronto time) on the day other than a Saturday, Sunday or statutory or civic holiday which is at least 48 hours prior to any adjourned or postponed Kirkland Meeting), it has completed and returned the "Request For Control Number Form", which can be found at https://tsxtrust.com/resource/en/75, to TSX Trust by emailing tsxtrustproxyvoting@tmx.com, so that TSX Trust may provide the proxyholder with a control number via email. This control number will allow a Non-Registered Kirkland Shareholder to log in to the live webcast and vote at the Kirkland Meeting. Without a control number, Non-Registered Kirkland Shareholders will not be able to ask questions or vote at the Kirkland Meeting.

A Non-Registered Kirkland Shareholder may also appoint someone else as its proxyholder for its Kirkland Shares by printing their name in the space provided on the voting instruction form and submitting it as directed on the form. If the Kirkland Shareholder's proxyholder intends to attend and participate at the Kirkland Meeting, after the voting instruction form has been submitted, the Non-Registered Kirkland Shareholder must complete and return the "Request For Control Number Form", which can be found at https://tsxtrust.com/resource/en/75, to TSX Trust by emailing tsxtrustproxyvoting@tmx.com by no later than 11:00 a.m. (Toronto time) on November 24, 2021 (or by 11:00 a.m. (Toronto time) on the day other than a Saturday, Sunday or statutory or civic holiday which is at least 48 hours prior to any adjourned or postponed Kirkland Meeting), so that TSX Trust may provide the proxyholder with a control number via email. Without a control number, a proxyholder may attend the Kirkland Meeting as a guest but will not be able to ask questions or vote at the Kirkland Meeting. Guests, including Non-Registered Kirkland Shareholders who have not duly appointed themselves as proxyholder and Kirkland CDI holders, can attend the Kirkland Meeting by logging in to the Kirkland Meeting at https://virtual-meetings.tsxtrust.com/1231 selecting "I am a Guest" and filling in the required information.

Voting instructions must be received in sufficient time to allow the voting instruction form to be forwarded by the Non-Registered Kirkland Shareholder's Intermediary to TSX Trust before 11:00 a.m. (Toronto time) on November 24, 2021. If a Non-Registered Kirkland Shareholder plans to participate in the Kirkland Meeting (or to have its proxyholder participate in the Kirkland Meeting), such Kirkland Shareholder or its proxyholder will not be entitled to vote or ask questions online unless the proper documentation is completed and received by the Kirkland Shareholder's Intermediary well in advance of the Kirkland Meeting to allow them to forward the necessary information to TSX Trust before 11:00 a.m. (Toronto time) on November 24, 2021. Non-Registered Kirkland Shareholders should contact their respective Intermediaries well in advance of the Kirkland Meeting and follow their instructions if they want to participate in the Kirkland Meeting.

See "Information Concerning the Kirkland Meeting" in this Circular.

Q. How do I vote if I am both a Registered Kirkland Shareholder and a Non-Registered Kirkland Shareholder?

A. Should you hold some shares as a Registered Kirkland Shareholder and others as a Non-Registered Kirkland Shareholder, you will have to use both voting methods described above. If you are a Kirkland CDI holder, you will have to direct the votes attaching to those Kirkland CDIs using the method described immediately below.

Q. How do I vote if I am a Kirkland CDI holder?

A. A Kirkland CDI is a CHESS depositary interest representing an uncertificated unit of beneficial ownership of an underlying Kirkland Share, which is registered in the name of CDN.

As the holders of Kirkland CDIs are not the legal owners of the underlying Kirkland Shares, CDN is entitled to vote at the Kirkland Meeting at the instruction of the holders of the Kirkland CDIs. As a result, holders of Kirkland CDIs can expect to receive a CDI VIF, together with the other Kirkland Meeting Materials from Computershare Australia. These CDI VIFs are to be completed and returned to Computershare Australia in accordance with the instructions contained therein. CDN is required to follow the voting instructions properly received from holders of Kirkland CDIs.

If you hold your interest in Kirkland CDIs through an Intermediary, you will need to follow the instructions of your Intermediary.

Q. Who is soliciting my proxy?

A. The management of Kirkland is soliciting your proxy.

The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, email, Internet, fax transmission or other electronic means of communication or in person by the directors, officers, employees and representatives of Kirkland. The total cost of soliciting proxies and mailing the materials in connection with the Kirkland Meeting will be borne by Kirkland. In addition, Kirkland has retained Kingsdale Advisors to assist it in connection with communicating to Kirkland Shareholders in respect of the Arrangement.

Q. Who votes my Kirkland Shares and how will they be voted if I return a proxy form?

A. The accompanying form of proxy, when properly signed, confers authority on the Persons named in it as proxies with respect to any amendments or variations to the matters identified in the Notice of Special Meeting of Shareholders of Kirkland or other matters that may properly come before the Kirkland Meeting, or any adjournment or postponement thereof. Notwithstanding the foregoing, the Persons named in the accompanying form of proxy will vote or withhold from voting the Kirkland Shares in respect of which they are appointed in accordance with the direction of the Kirkland Shareholder appointing them and if the Kirkland Shareholder specifies a choice with respect to any matter to be voted upon, such Kirkland Shareholders' Kirkland Shares will be voted accordingly. If you sign and return your form of proxy without designating a proxyholder and do not give voting instructions or specify that you want your Kirkland Shares withheld from voting, the Kirkland representatives named in the form of proxy will vote your Kirkland Shares FOR the Arrangement Resolution.

IN THE ABSENCE OF ANY SUCH INSTRUCTION, KIRKLAND SHARES REPRESENTED BY PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED FOR THE ARRANGEMENT RESOLUTION.

Q. Can I appoint someone other than those named in the enclosed proxy forms to vote my Kirkland Shares?

A. Yes, you have the right to appoint another Person of your choice. A Kirkland Shareholder that wishes to appoint another Person or entity (who need not be a Kirkland Shareholder) to represent such Kirkland Shareholder at the Kirkland Meeting may either insert the Person or entity's name in the blank space provided in the form of proxy or complete another proper form of proxy, submit the form of proxy and register such proxyholder with TSX Trust after submitting the form of proxy.

See "Information Concerning the Kirkland Meeting - Appointment and Revocation of Proxies" in this Circular.

Q.  What if my Kirkland Shares are registered in more than one name or in the name of a company?

A. If your Kirkland Shares are registered in more than one name, all registered Persons must sign the proxy form. If your Kirkland Shares are registered in a company's name or any name other than your own, you may be required to provide documents proving your authorization to sign the proxy form for that company or name. For any questions about the proper supporting documents, contact Kirkland's transfer agent, TSX Trust Company before submitting your proxy form.

Q. Can I revoke a proxy or voting instruction?

A. Yes. A Kirkland Shareholder who has voted by proxy may revoke it any time prior to the Kirkland Meeting. To revoke a proxy, a Registered Kirkland Shareholder may: (a) deliver a written notice which is either delivered to the offices of TSX Trust, at 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4Y1, Attention: Proxy Department, at any time up to and including the close of business on the last Business Day preceding the day of the Kirkland Meeting, or any adjournment or postponement thereof; (b) vote again on the Internet or by phone at any time up to 11:00 a.m. (Toronto time) on November 24, 2021 (or by 11:00 a.m. (Toronto time) on the day other than a Saturday, Sunday or statutory or civic holiday which is at least 48 hours prior to any adjourned or postponed Kirkland Meeting); or (c) complete a form of proxy that is dated later than the form of proxy being changed, and mailing it or faxing it as instructed on the form of proxy so that it is received before 11:00 a.m. (Toronto time) on November 24, 2021 (or by 11:00 a.m. (Toronto time) on the day other than a Saturday, Sunday or statutory or civic holiday which is at least 48 hours prior to any adjourned or postponed Kirkland Meeting). If you log in to the Kirkland Meeting using a TSX Trust control number, you will not be revoking any previously submitted proxies. However, if you vote on a ballot at the Kirkland Meeting you will be revoking any and all previously submitted proxies. If you DO NOT wish to revoke your previously submitted proxies, do not vote at the Kirkland Meeting. In addition, the proxy may be revoked by any other method permitted by Law. The written notice of revocation may be executed by the Kirkland Shareholder or by an attorney who has the Kirkland Shareholder's written authorization. If the Kirkland Shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney.

Only Registered Kirkland Shareholders have the right to directly revoke a proxy. Non-Registered Kirkland Shareholders (other than Kirkland CDI holders) that wish to change their vote must arrange for their respective Intermediaries to revoke the proxy on their behalf in accordance with any requirements of the Intermediaries. Holders of Kirkland CDIs that wish to change their vote must arrange for CDN to revoke the proxy on their behalf in accordance with any requirements of CDN.

See "Information Concerning the Kirkland Meeting" in this Circular.

Q. Are Agnico Shareholders required to approve the Arrangement?

A. Yes. Completion of the Arrangement is also conditional upon approval by Agnico Shareholders of the Agnico Resolution at the Agnico Meeting which is scheduled to be held at 10:00 a.m. on November 26, 2021.

 In order to be effective, the Agnico Resolution must be approved, with or without variation, by the affirmative vote of at least a simple majority of the votes cast by Agnico Shareholders present (virtually) or represented by proxy and entitled to vote at the Agnico Meeting. If the Agnico Resolution is not approved by the requisite vote of the Agnico Shareholders at the Agnico Meeting, the Arrangement will not be completed. Agnico Shareholders will not be asked to vote on any of the matters to be considered and voted upon at the Kirkland Meeting.

Q. Should I send in my proxy now?

A. Yes. Once you have carefully read and considered the information in this Circular, you should complete and submit the enclosed voting instruction form or form of proxy. You are encouraged to vote well in advance of the proxy cut-off time at 11:00 a.m. (Toronto time) on November 24, 2021 to ensure your Kirkland Shares are voted at the Kirkland Meeting. If the Kirkland Meeting is adjourned or postponed, your proxy must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the adjourned or postponed Kirkland Meeting. The time limit for deposit of proxies may be waived or extended by the chair of the Kirkland Meeting at his or her discretion, with or without notice. The chair is under no obligation to accept or reject any particular late proxy.

Q. Who is responsible for counting and tabulating the votes by proxy?

A. Votes by proxy are counted and tabulated by Kirkland's transfer agent, TSX Trust.

Q. What if I have other questions?

A.  If you have any questions about this Circular or the matters described in this Circular, please contact your professional advisor. If you would like additional copies, without charge, of this Circular, have any questions regarding the Kirkland Meeting or require assistance with voting your proxy, please contact Kirkland's strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors by telephone at 1-877-659-1824 (toll-free in North America), at 1-800-155-612 (toll free in Australia) or at 1-416-867-2272 (collect calls outside of North America), or by email at contactus@kingsdaleadvisors.com.

SUMMARY

The following is a summary of certain information contained or incorporated by reference in this Circular, including its Appendices. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Circular, the attached Appendices and in the documents incorporated by reference, all of which are important and should be reviewed carefully. Capitalized terms used in this summary without definition have the meanings ascribed to them in the "Glossary of Terms". Shareholders are urged to read this Circular, the attached Appendices and the documents incorporated by reference carefully and in their entirety.

The Arrangement

On September 28, 2021, Agnico and Kirkland entered into the Merger Agreement pursuant to which Agnico agreed to acquire all of the issued and outstanding Kirkland Shares. The Arrangement will be effected by way of a court-approved Plan of Arrangement under the OBCA involving, among others, Kirkland and Agnico, pursuant to the terms of the Merger Agreement, the Interim Order and the Final Order. If completed, the Arrangement will result in Agnico acquiring all of the issued and outstanding Kirkland Shares on the Effective Date, and Kirkland will become a wholly-owned subsidiary of Agnico and Agnico will continue the operations of Agnico and Kirkland on a combined basis.

Pursuant to the Plan of Arrangement, at the Effective Time, Kirkland Shareholders (other than Dissenting Shareholders) will receive 0.7935 of an Agnico Share for each Kirkland Share or Kirkland CDI held at the Effective Time. Former Agnico Shareholders and Former Kirkland Shareholders are expected to own approximately 54% and 46% of the Agnico Shares in the Combined Company, respectively, immediately after completion of the Arrangement (on a non-diluted basis), in each case based on the number of Agnico Shares and Kirkland Shares issued and outstanding as of September 27, 2021.

The board of directors of the Combined Company (the "Combined Company Board") will consist of 13 directors, comprised of seven directors from Agnico and six directors from Kirkland. The key senior management team and directors will include: (1) Sean Boyd as Executive Chair of the Combined Company Board; (2) Tony Makuch as Chief Executive Officer of the Combined Company; (3) Ammar Al-Joundi as President of the Combined Company; (4) Jeffrey Parr as Vice-Chair of the Combined Company Board; and (5) Jamie Sokalsky as Lead Director of the Combined Company Board. Additional information with respect to the senior management of the Combined Company will be determined prior to the Effective Date. See "The Arrangement" and "Information Concerning the Combined Company Following the Arrangement".

Background to the Arrangement

The Merger Agreement is the result of an arm's length negotiation between Agnico and Kirkland and their respective legal and financial advisors. The background to the Arrangement is set forth in this Circular. See "The Arrangement - Background to the Arrangement".

Recommendation of the Agnico Board

The Agnico Board, having undertaken a thorough review of, and having carefully considered the terms of the Arrangement and the Merger Agreement, and after consulting with its financial and legal advisors, including having received and taken into account the Agnico Fairness Opinions and such other matters as it considered necessary and relevant, has unanimously determined that the Arrangement is in the best interests of Agnico and authorized Agnico to enter into the Merger Agreement and all related agreements.

Accordingly, the Agnico Board has unanimously approved the Arrangement and the entering into by Agnico of the Merger Agreement and unanimously recommends that the Agnico Shareholders vote FOR the Agnico Resolution. See "The Arrangement - Recommendation of the Agnico Board".

Recommendation of the Kirkland Special Committee

The Kirkland Special Committee, having undertaken a thorough review of, and having carefully considered the terms of the Arrangement and the Merger Agreement, and after consulting with management of Kirkland and its independent financial and legal advisors, including having received and taken into account the CIBC Capital Markets Fairness Opinion and such other matters as it considered necessary and relevant, unanimously recommended to the Kirkland Board that the Kirkland Board determine that the Arrangement is in the best interest of Kirkland and that the Consideration is fair to the Kirkland Shareholders and that the Kirkland Board authorize Kirkland to enter into the Merger Agreement and all related agreements and recommend that Kirkland Shareholders vote in favour of the Arrangement Resolution.

Recommendation of the Kirkland Board

The Kirkland Board, having undertaken a thorough review of, and having carefully considered the terms of the Arrangement and the Merger Agreement, and after consulting with its financial and legal advisors, including having received and taken into account the Kirkland Fairness Opinions, the unanimous recommendation of the Kirkland Special Committee and such other matters as it considered necessary and relevant, has unanimously determined that the Arrangement is in the best interests of Kirkland and that the Consideration is fair to the Kirkland Shareholders and authorized Kirkland to enter into the Merger Agreement and all related agreements.

Accordingly, the Kirkland Board has unanimously approved the Arrangement and the entering into by Kirkland of the Merger Agreement and unanimously recommends that the Kirkland Shareholders vote FOR the Arrangement Resolution. See "The Arrangement - Recommendation of the Kirkland Board".

Reasons for the Arrangement

In making their respective recommendations, the Agnico Board and the Kirkland Board have reviewed and considered a number of factors relating to the Arrangement, including those listed below, with the benefit of advice from their respective senior management teams and financial and legal advisors, and, in the case of the Kirkland Board, the recommendation of the Kirkland Special Committee. The following is a summary of the principal reasons for the respective recommendations of the Agnico Board and the Kirkland Board:

  Creating a World-Leading Senior Gold Producer. The Arrangement will create the Combined Company, which will be a high-quality senior gold producer with the lowest all-in sustaining cost per ounce of gold, highest EBITDA margin and lowest-risk portfolio of operating mines among its Senior Gold Peers. The Combined Company is expected to produce approximately 3.4 million of ounces of gold in 2021 on a pro forma basis.

  Enhances Position in one of the Most Prolific and Prospective Gold Regions in the World. The Combined Company is expected to be Canada's leading gold producer, with anticipated production in the country of approximately 2.5 million ounces of gold in 2021, or approximately 75% of 3.4 million ounces of total expected gold production, on a pro forma basis. The combined portfolio will be anchored by high-quality gold production in Ontario, Quebec and Nunavut in Canada, as well as at the Fosterville Mine in Victoria, Australia, Kittila in the Lapland region of Northern Finland and Pinos Altos and La India in Northern Mexico.

  Unique Synergies to Drive Significant Value Creation.

    The combination of Agnico and Kirkland creates a unique opportunity to unlock significant operational, development and strategic synergies along the Abitibi-Kirkland Lake corridor and to leverage sector-leading technical expertise to create additional value across the portfolio.

  The Combined Company is expected to generate over $0.8 billion and $2 billion in pre-tax synergies and optimization benefits over the next five and ten years, respectively, including:

    approximately $145 million over five years and $320 million over 10 years in corporate synergies, including head office general and administrative expenses, offices, payroll, legal and other;

    approximately $130 million per year, $440 million over five years and $1.1 billion over 10 years in operational synergies, including procurement, warehousing, logistics, processing, centralized control, data management and accelerated innovation and other; and

    approximately $240 million over five years and $590 million over 10 years in strategic optimization, including optimizing and consolidating infrastructure, project improvement (for example, Upper Beaver, Upper Canada and Amalgamated Kirkland) and sharing of best practices.

  While substantially unquantified, the Arrangement also offers significant potential for more efficient sharing of established competencies developed individually by Kirkland and Agnico, as well as significant opportunity to successfully innovate as operations are modernized.

  Maintain a Strong Leadership Team with a Proven Track-Record. The Combined Company will benefit from the combination of two strong management teams with proven track-records of growing per share value in key metrics such as production, mineral reserves, cash flow and net asset value.

  Unparalleled Track Record of Growing Mineral Reserves and Mineral Resources. The Arrangement will combine the only two companies among the Senior Gold Peers to have grown mineral reserves and production per share over the last 10 years through consistent investment in exploration and value-added acquisitions.

  Industry-Leading ESG with Ability to make Long-Term ESG Investments. The Combined Company is positioned to be a leader in ESG initiatives, with one of the lowest greenhouse gas emission rates per ounce, and will have an enhanced ability, through the sharing of established competencies, joined forces on innovation and scale, to be a more effective collaborator with key suppliers, government and communities, and to become net zero by 2050 or sooner.

  Enhances and Adds Flexibility to an Attractive Minesite and Project Pipeline. The Arrangement will combine a robust pipeline of growth projects and exploration opportunities. These projects are located in existing mining camps and are expected to drive manageable, relatively low-risk, high-return production growth over the next decade and more. For example, there is an opportunity to develop Agnico's Kirkland Lake area greenfield development assets with the benefit of Kirkland's established infrastructure at the Macassa Mine and the Holt Complex.

  Provides the Financial Strength to Increase Capital Distributions to Shareholders While Investing in Growth Projects. The increased financial strength of the Combined Company is expected to provide enhanced financial flexibility to fund both the robust pipeline of growth projects and to build on a proven track record of growing sustainable capital returns to shareholders while also maintaining a strong investment-grade balance sheet.

  Comprehensive Arm's Length Negotiations. The terms of the Merger Agreement and the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of Agnico's and Kirkland's respective legal counsel and financial advisors.

  Stakeholder Analysis. The terms of the Merger Agreement treat all stakeholders of Agnico and Kirkland, respectively, equitably and fairly.

  Shareholder and Court Approval. The Arrangement is subject to the following shareholder and court approvals, which protect Agnico Shareholders and Kirkland Shareholders:

  the Arrangement Resolution requires approval of at least two-thirds of the votes cast by Kirkland Shareholders present (virtually) or represented by proxy and entitled to vote at the Kirkland Meeting;

  the Agnico Resolution requires the approval of at least a simple majority of the votes cast by Agnico Shareholders present (virtually) or represented by proxy and entitled to vote at the Agnico Meeting; and

  the Arrangement is subject to a determination of the Court that the Arrangement is fair and reasonable, both procedurally and substantively, to Kirkland Shareholders and other affected Persons.

  Regulatory Approvals. The likelihood that the transaction will receive the Key Regulatory Approvals under applicable Laws, based on the advice of the Parties' legal and other advisors in connection with such Key Regulatory Approvals.

  Ability to Close. Each of Agnico and Kirkland believes that the Parties are committed to completing the Arrangement, has a proven track record of completing deals, and anticipates that the Parties will be able to complete the Arrangement, in accordance with the terms of the Merger Agreement, within a reasonable time and in any event prior to the Outside Date.

  Superior Proposals. The Merger Agreement permits the Agnico Board and the Kirkland Board, in the exercise of their respective fiduciary duties, to respond, prior to the Agnico Meeting and the Kirkland Meeting, to certain unsolicited acquisition proposals that are more favourable, from a financial point of view, to Agnico Shareholders or Kirkland Shareholders, as the case may be, than the Arrangement.

  Support of Directors and Officers. Directors and officers of Agnico and Kirkland have entered into the Agnico Support and Voting Agreements and the Kirkland Support and Voting Agreements with Kirkland and Agnico, respectively, pursuant to which, and subject to the terms thereof, they have agreed, among other things, to vote their Agnico Shares in favour of the Agnico Resolution and to vote their Kirkland Shares in favour of the Arrangement Resolution, as applicable.

Additional Agnico Considerations

In addition to the factors listed above, the Agnico Board also considered and relied upon the following factors in making its recommendation to Agnico Shareholders:

  Participation in Future Growth. Agnico Shareholders will participate in future increases in the value of the Combined Company and the opportunities associated with the Combined Company's assets and properties. Following completion of the Arrangement, Agnico Shareholders prior to the combination are expected to own approximately 54% of the common shares of the Combined Company on a non-diluted basis, based on the number of securities of Kirkland and Agnico issued and outstanding as of September 27, 2021.

  TD Securities Fairness Opinion. The TD Securities Fairness Opinion provided to the Agnico Board to the effect that, as of September 27, 2021 and based upon the assumptions, limitations and qualifications set out therein, the Consideration to be paid by Agnico to the Kirkland Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Agnico.

  BofA Securities Fairness Opinion. The BofA Securities Fairness Opinion provided to the Agnico Board to the effect that, as of September 27, 2021 and based upon the assumptions, limitations and qualifications set out therein, the Exchange Ratio provided for in the Arrangement is fair, from a financial point of view, to Agnico.

  Advice from Trinity Advisors. Agnico engaged Trinity Advisors to provide financial advice in connection with the Arrangement and the Agnico Board relied on such advice in its assessment of the Arrangement.

  Review by Agnico Board. The terms of the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of Agnico's legal counsel, and in the judgment of the Agnico Board relying on financial, legal and other advisors and discussions with management and their review of the Agnico Fairness Opinions, the Exchange Ratio and the Consideration to be paid to the Kirkland Shareholders is fair from a financial point of view to Agnico.

  Other Factors. The Agnico Board also considered the Arrangement with reference to the financial condition and results of operations of Agnico, as well as its prospects, strategic alternatives and competitive position, including the risks involved in achieving those prospects and following those alternatives in light of current market conditions and Agnico's financial position.

In coming to its determinations and recommendations with respect to the Arrangement, the Agnico Board also considered a number of potential risks and potential negative factors, which the Agnico Board concluded were outweighed by the positive substantive and procedural factors of the Arrangement described above, including the following:

  the risks to Agnico if the Arrangement is not completed, including the costs to Agnico in pursuing the Arrangement, the significant attention required of management to implement the Arrangement, restrictions on the conduct of Agnico's business prior to completion of the Arrangement, and the potential impact on Agnico's current business operations and relationships (including with current and prospective employees, customers, distributors, suppliers and partners);

  the risks associated with obtaining the Key Regulatory Approvals, including the potential impact on Agnico's current business operations and relationships (including with current and prospective employees, customers, distributors, suppliers and partners) given the length of time that may be required to obtain the Key Regulatory Approvals;

  conditions to Kirkland's obligation to complete the Arrangement and the right of Kirkland to terminate the Merger Agreement under certain circumstances; and

  the limitations contained in the Merger Agreement on Agnico's ability to solicit interest from third parties and the fact that if the Merger Agreement is terminated under certain circumstances, Agnico must pay the Termination Amount to Kirkland.

Due to the wide variety of factors and information considered in connection with its evaluation of the Arrangement, the Agnico Board did not find it practicable to, and therefore did not, quantify or otherwise attempt to assign any relative weight to each specific factor or item of information considered in reaching its conclusions and recommendation. In addition, individual members of the Agnico Board may have given different weight to various factors or items of information. See "The Arrangement - Reasons for the Arrangement" and "The Arrangement - Additional Agnico Reasons".

Additional Kirkland Considerations

In addition to the factors listed above, the Kirkland Board also considered and relied upon the following factors in making its recommendation to Kirkland Shareholders:

  Participation in Future Growth. Kirkland Shareholders will receive Agnico Shares pursuant to the Arrangement and thereby will have the opportunity to participate in future increases in the value of the Combined Company and the opportunities associated with the Combined Company's assets and properties. Following completion of the Arrangement, Former Kirkland Shareholders are expected to own approximately 46% of the common shares of the Combined Company on a non-diluted basis, based on the number of securities of Kirkland and Agnico issued and outstanding as of September 27, 2021.

  CIBC Capital Markets Fairness Opinion. The CIBC Capital Markets Fairness Opinion provided to the Kirkland Special Committee to the effect that, as of September 27, 2021 and based upon the assumptions, limitations and qualifications set out therein, the Exchange Ratio is fair, from a financial point of view, to the Kirkland Shareholders. None of the fees payable to CIBC Capital Markets are contingent on completion of the Arrangement.

  BMO Capital Markets Fairness Opinion. The BMO Capital Markets Fairness Opinion provided to the Kirkland Board to the effect that, as of September 27, 2021 and based upon the assumptions, limitations and qualifications set out therein, the Exchange Ratio pursuant to the Arrangement is fair from a financial point of view to the Kirkland Shareholders.

  Maxit Capital Fairness Opinion. The Maxit Capital Fairness Opinion provided to the Kirkland Board to the effect that, as of September 27, 2021 and based upon the assumptions, limitations and qualifications set out therein, the Exchange Ratio is fair, from a financial point of view, to the Kirkland Shareholders.

  Role of Special Committee. The Arrangement was reviewed and evaluated by the Kirkland Special Committee, comprised of members of the Kirkland Board who are independent of Agnico and of management of Kirkland. In addition, the terms of the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of its separate legal counsel and financial advisor. Following consultation with its legal and financial advisor and receipt of the CIBC Capital Markets Fairness Opinion, the Kirkland Special Committee unanimously recommended to the Kirkland Board that the Kirkland Board: (a) determine that the Arrangement is in the best interests of Kirkland and the Consideration is fair to the Kirkland Shareholders; and (b) approve the Merger Agreement and recommend that Kirkland Shareholders vote in favour of the Arrangement Resolution.

  Strategic Alternative Process. The Kirkland Board has periodically reviewed a range of strategic alternatives for creating shareholder value, and in the ordinary course of business Kirkland has had regular engagement with several industry peers in that regard, including other potential transactions. During the summer of 2021, Kirkland and its financial advisors provided due diligence access in connection with a potential change of control transaction with two of the most logical prospective counterparties, did not receive any compelling offers and determined that the Arrangement was the best way to maximize value for Kirkland Shareholders over the long term in light of the significant synergies expected to be realized by the Combined Company. See "The Arrangement - Background to the Arrangement". The Kirkland Board reviewed and considered a number of factors relating to the Arrangement with the benefit of input from the Kirkland Special Committee and advice from Kirkland's senior management, BMO Capital Markets, CIBC Capital Markets, Maxit Capital and Kirkland's legal advisors. The opportunity to combine the Agnico and Kirkland businesses to create a new world-class gold producer was a compelling one that affords multiple opportunities to create sustained, long-term value for Kirkland Shareholders.

  Tax Deferred Roll-Over. The exchange of Kirkland Shares for Agnico Shares pursuant to the Arrangement will generally be a tax-deferred transaction for Canadian federal income tax purposes for Kirkland Shareholders who are resident in Canada and who do not elect to report a capital gain or loss on their Canadian federal income tax return in respect of the Arrangement, subject to the assumptions, qualifications and discussion under the heading "Income Tax Considerations - Certain Canadian Federal Income Tax Considerations". The exchange of Kirkland Shares for Agnico Shares pursuant to the Arrangement is also intended to qualify for tax-deferred treatment for U.S. federal income tax purposes for certain U.S. Holders of Kirkland Shares, subject to the assumptions, qualifications and discussion under the heading "Income Tax Considerations - Certain United States Federal Income Tax Considerations". While the exchange of Kirkland Shares for Agnico Shares pursuant to the Arrangement will generally result in a "CGT event" for Australian income tax purposes for Australian Holders, certain Australian Holders may be eligible to choose roll-over relief in certain circumstances, as discussed under the heading "Income Tax Considerations - Certain Australian Income Tax Considerations".

  Dissent Rights. Any Registered Kirkland Shareholders entitled to vote at the Kirkland Meeting may exercise Dissent Rights and receive fair value for their Kirkland Shares as determined by a Court, subject to strict compliance with all requirements applicable to the exercise of Dissent Rights.

  Other Factors. The Kirkland Board also considered the Arrangement with reference to the financial condition and results of operations of Kirkland, as well as its prospects, strategic alternatives and competitive position, including the risks involved in achieving those prospects and following those alternatives in light of current market conditions and Kirkland's financial position.

In coming to its determinations and recommendations with respect to the Arrangement, the Kirkland Board also considered a number of potential risks and potential negative factors, which the Kirkland Board concluded were outweighed by the positive substantive and procedural factors of the Arrangement described above, including the following:

  the risks to Kirkland if the Arrangement is not completed, including the costs to Kirkland in pursuing the Arrangement, the significant attention required of management to implement the Arrangement, restrictions on the conduct of Kirkland's business prior to completion of the Arrangement, and the potential impact on Kirkland's current business operations and relationships (including with current and prospective employees, customers, distributors, suppliers and partners);

  the risks associated with obtaining the Key Regulatory Approvals, including the potential impact on Kirkland's current business operations and relationships (including with current and prospective employees, customers, distributors, suppliers and partners) given the length of time that may be required to obtain the Key Regulatory Approvals;

  conditions to Agnico's obligation to complete the Arrangement and the right of Agnico to terminate the Merger Agreement under certain circumstances; and

  the limitations contained in the Merger Agreement on Kirkland's ability to solicit additional interest from third parties, as well as the fact that if the Merger Agreement is terminated under certain circumstances, Kirkland must pay the Termination Amount to Agnico.

Due to the wide variety of factors and information considered in connection with its evaluation of the Arrangement, the Kirkland Board did not find it practicable to, and therefore did not, quantify or otherwise attempt to assign any relative weight to each specific factor or item of information considered in reaching its conclusions and recommendation. In addition, individual members of the Kirkland Board may have given different weight to various factors or items of information. See "The Arrangement - Reasons for the Arrangement" and "The Arrangement - Additional Kirkland Reasons".

Kirkland Fairness Opinions

CIBC Capital Markets Fairness Opinion

CIBC Capital Markets was retained by the Kirkland Special Committee to act as its financial advisor in connection with the Arrangement. The engagement includes providing the Kirkland Special Committee with financial advisory services related to the Arrangement, including providing an opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the Kirkland Shareholders.

At a meeting of the Kirkland Special Committee held on September 27, 2021, CIBC Capital Markets orally delivered its opinion to the Kirkland Special Committee, which was subsequently confirmed in writing, to the effect that, as at the date thereof and based upon the assumptions, limitations and qualifications set out therein, the Exchange Ratio is fair, from a financial point of view, to the Kirkland Shareholders. The full text of the CIBC Capital Markets Fairness Opinion, setting out, among other things, the scope of review, assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the CIBC Capital Markets Fairness Opinion, is attached as Appendix F to this Circular. The summary of the CIBC Capital Markets Fairness Opinion in this Circular is qualified in its entirety by reference to the full text contained therein.

Pursuant to the terms of its engagement letter with CIBC Capital Markets dated August 30, 2021, Kirkland agreed to pay CIBC Capital Markets a fixed engagement fee and a fixed fee for rendering the CIBC Capital Markets Fairness Opinion (which is not contingent on the conclusions reached in the CIBC Capital Markets Fairness Opinion or the completion of the Arrangement). Kirkland has also agreed to reimburse CIBC Capital Markets for its reasonable out-of-pocket expenses incurred in connection with its services and to indemnify CIBC Capital Markets against certain liabilities that might arise out of its engagement. The payment of expenses is not dependent on the completion of the Arrangement.

BMO Capital Markets Fairness Opinion

BMO Capital Markets was retained by Kirkland to act as one of its financial advisors in connection with the Arrangement. The engagement includes providing Kirkland with financial advisory and investment banking services related to the Arrangement, including providing an opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the Kirkland Shareholders.

At a meeting of the Kirkland Board held on September 27, 2021, BMO Capital Markets orally delivered its opinion to the Kirkland Board, which was subsequently confirmed in writing, to the effect that, as at the date thereof and based upon the assumptions, limitations and qualifications set out therein, the Exchange Ratio pursuant to the Arrangement is fair from a financial point of view to the Kirkland Shareholders. The full text of the BMO Capital Markets Fairness Opinion, setting out, among other things, the scope of review, assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the BMO Capital Markets Fairness Opinion, is attached as Appendix G to this Circular. The summary of the BMO Capital Markets Fairness Opinion in this Circular is qualified in its entirety by reference to the full text contained therein.

Pursuant to the terms of its engagement letter with BMO Capital Markets dated effective March 26, 2021, Kirkland agreed to pay BMO Capital Markets a fixed fee for rendering the BMO Capital Markets Fairness Opinion (which is not contingent on the conclusions reached in the BMO Capital Markets Fairness Opinion or the completion of the Arrangement) and an additional fee that is contingent on completion of the Arrangement. Kirkland has also agreed to reimburse BMO Capital Markets for its reasonable out-of-pocket expenses incurred in connection with its services and to indemnify BMO Capital Markets against certain liabilities that might arise out of its engagement. The payment of expenses is not dependent on the completion of the Arrangement.

Maxit Capital Fairness Opinion

Maxit Capital was retained by Kirkland to act as one of its financial advisors in connection with the Arrangement. The engagement includes providing Kirkland with financial advisory services related to the Arrangement, including providing an opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the Kirkland Shareholders.

At a meeting of the Kirkland Board held on September 27, 2021, Maxit Capital orally delivered its opinion to the Kirkland Board, which was subsequently confirmed in writing, to the effect that, as at the date thereof and based upon the assumptions, limitations and qualifications set out therein, the Exchange Ratio is fair, from a financial point of view, to the Kirkland Shareholders. The full text of the Maxit Capital Fairness Opinion, setting out, among other things, the scope of review, assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Maxit Capital Fairness Opinion, is attached as Appendix H to this Circular. The summary of the Maxit Capital Fairness Opinion in this Circular is qualified in its entirety by reference to the full text contained therein.

Pursuant to the terms of its engagement letter with Maxit Capital dated September 27, 2021, Kirkland agreed to pay Maxit Capital a fixed fee for rendering the Maxit Capital Fairness Opinion (which is not contingent on the substance of or conclusions reached in the Maxit Capital Fairness Opinion or the completion of the Arrangement) and an additional fee that is contingent on completion of the Arrangement. Kirkland has also agreed to reimburse Maxit Capital for its reasonable out-of-pocket expenses incurred in connection with its services and to indemnify Maxit Capital against certain liabilities that might arise out of its engagement. The payment of expenses is not dependent on the completion of the Arrangement.

The Kirkland Fairness Opinions are not recommendations to any Kirkland Shareholder as to how to vote or act on any matter relating to the Arrangement or a recommendation to the Kirkland Board or the Kirkland Special Committee, as applicable, to enter into the Merger Agreement. The Kirkland Fairness Opinions do not address any other aspect of the Arrangement and no opinion or view was expressed as to the relative merits of the Arrangement in comparison to other strategies or transactions that might be available to Kirkland or in which Kirkland might engage or as to the underlying business decision of Kirkland to proceed with or effect the Arrangement. The CIBC Capital Markets Fairness Opinion is only one factor that was taken into consideration by the Kirkland Special Committee in making its unanimous recommendation to the Kirkland Board that the Kirkland Board determine that the Arrangement is in the best interest of Kirkland and that the Consideration is fair to the Kirkland Shareholders, that the Kirkland Board authorize Kirkland to enter into the Merger Agreement and all related agreements and recommend that Kirkland Shareholders vote in favour of the Arrangement Resolution. The BMO Capital Markets Fairness Opinion is only one factor that was taken into consideration by the Kirkland Board in approving the terms of the Merger Agreement and all related agreements and making its unanimous determination that the Arrangement is in the best interests of Kirkland and that the Consideration is fair to the Kirkland Shareholders and to recommend that the Kirkland Shareholders vote in favour of the Arrangement Resolution. The Maxit Capital Fairness Opinion is only one factor that was taken into consideration by the Kirkland Board in approving the terms of the Merger Agreement and all related agreements and making its unanimous determination that the Arrangement is in the best interests of Kirkland and that the Consideration is fair to the Kirkland Shareholders and to recommend that the Kirkland Shareholders vote in favour of the Arrangement Resolution. See "The Arrangement - Reasons for the Arrangement" and "The Arrangement - Additional Kirkland Reasons".

The Kirkland Board urges Kirkland Shareholders to review the Kirkland Fairness Opinions carefully and in their entirety.

See "The Arrangement - Kirkland Fairness Opinions", Appendix F, Appendix G and Appendix H of this Circular.

Agnico Fairness Opinions

TD Securities Fairness Opinion

TD Securities was retained by Agnico to act as one of its financial advisors in connection with the Arrangement. The engagement includes providing Agnico with financial advisory services related to the Arrangement, including providing an opinion as to the fairness, from a financial point of view, to Agnico, of the Consideration to be paid by Agnico to the Kirkland Shareholders pursuant to the Arrangement.

At a meeting of the Agnico Board held on September 27, 2021, TD Securities orally delivered its opinion to the Agnico Board, which was subsequently confirmed in writing, that as at the date thereof and based upon the assumptions, limitations and qualifications set out therein, the Consideration to be paid by Agnico to the Kirkland Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Agnico. The full text of the TD Securities Fairness Opinion, setting out, among other things, the scope of review, assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the TD Securities Fairness Opinion, is attached as Appendix I to this Circular. The summary of the TD Securities Fairness Opinion in this Circular is qualified in its entirety by reference to the full text contained therein.

Pursuant to the terms of its engagement letter with TD Securities dated effective June 28, 2021, Agnico agreed to pay TD Securities fees for its services as a financial advisor, including a fixed fee for rendering the TD Securities Fairness Opinion (which is not contingent on the substance of or conclusions reached in the TD Securities Fairness Opinion or the completion of the Arrangement), a fixed fee upon the public announcement of the Arrangement and a fee that is contingent on completion of the Arrangement. Agnico has also agreed to reimburse TD Securities for its reasonable out-of-pocket expenses incurred in connection with its services and to indemnify TD Securities against certain liabilities that might arise out of its engagement. The payment of expenses is not dependent on the completion of the Arrangement.

For more information, see the section below entitled "The Arrangement - Agnico Fairness Opinions - TD Securities Fairness Opinion".

BofA Securities Fairness Opinion

In connection with the Arrangement, BofA Securities, a financial advisor to Agnico, delivered an oral opinion to the Agnico Board on September 27, 2021 as to the fairness, from a financial point of view and as of the date of the opinion, to Agnico of the Exchange Ratio provided for in the Arrangement, which was confirmed by delivery of a written opinion dated September 27, 2021. The full text of the BofA Securities Fairness Opinion, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Appendix J to this Circular and is incorporated by reference herein in its entirety. BofA Securities provided its opinion to the Agnico Board (in its capacity as such) for the benefit and use of the Agnico Board in connection with and for purposes of its evaluation of the fairness of the Exchange Ratio from a financial point of view. The BofA Securities Fairness Opinion does not address any other aspect of the Arrangement and no opinion or view was expressed as to the relative merits of the Arrangement in comparison to other strategies or transactions that might be available to Agnico or in which Agnico might engage or as to the underlying business decision of Agnico to proceed with or effect the Arrangement. The BofA Securities Fairness Opinion does not address any other aspect of the Arrangement and does not constitute a recommendation to any securityholder as to how to vote or act in connection with the Arrangement or any other matter.

Pursuant to the terms of its engagement letter with Agnico, BofA Securities will receive a fee for its services in connection with the Arrangement, portions of which were payable upon delivery of its opinion and announcement of the Arrangement, and a significant portion of which is contingent upon the consummation of the Arrangement. In addition, Agnico agreed to reimburse BofA Securities for its reasonable expenses incurred in connection with BofA Securities' engagement and to indemnify BofA Securities, its affiliates and each of their respective directors, officers, employees, agents and each other person controlling BofA Securities or any of its affiliates against specified liabilities.

For more information, see the section below entitled "The Arrangement - Agnico Fairness Opinions - BofA Securities Fairness Opinion".

The Agnico Fairness Opinions are not recommendations to any Agnico Shareholder as to how to vote or act on any matter relating to the Arrangement. The Agnico Fairness Opinions do not address any other aspect of the Arrangement and no opinion or view was expressed as to the relative merits of the Arrangement in comparison to other strategies or transactions that might be available to Agnico or in which Agnico might engage or as to the underlying business decision of Agnico to proceed with or effect the Arrangement. The Agnico Fairness Opinions are only one factor that was taken into consideration by the Agnico Board in approving the terms of the Merger Agreement and the Plan of Arrangement and making its determination to recommend that the Agnico Shareholders vote in favour of the Agnico Resolution. See "The Arrangement - Reasons for the Arrangement" and "The Arrangement - Additional Agnico Reasons".

The Agnico Board urges Agnico Shareholders to review the Agnico Fairness Opinions carefully and in their entirety.

See "The Arrangement - Agnico Fairness Opinions", Appendix I and Appendix J of this Circular.

Support and Voting Agreements

Kirkland has entered into Agnico Support and Voting Agreements with certain directors and officers of Agnico, pursuant to which the Agnico Supporting Shareholders have agreed, among other things and subject to the terms and conditions of the Agnico Support and Voting Agreements, to vote their Agnico Shares in favour of the Agnico Resolution.

Agnico has entered into Kirkland Support and Voting Agreements with certain officers and directors of Kirkland, pursuant to which the Kirkland Supporting Shareholders have agreed, among other things and subject to the terms and conditions of the Kirkland Support and Voting Agreements, to vote their Kirkland Shares in favour of the Arrangement Resolution to approve the Arrangement.

See "The Arrangement - Support and Voting Agreements".

Procedure for the Arrangement to Become Effective

The Arrangement will be implemented by way of a court-approved plan of arrangement under section 182 of the OBCA pursuant to the terms and subject to the conditions set out in the Merger Agreement and the Plan of Arrangement. The following procedural steps must be taken in order for the Arrangement to become effective:

  the Agnico Resolution must be approved by the Agnico Shareholders at the Agnico Meeting in accordance with Law;

  the Arrangement Resolution must be approved by the Kirkland Shareholders at the Kirkland Meeting in the manner set forth in the Interim Order;

  the Court must grant the Final Order approving the Arrangement;

  all conditions precedent to the Arrangement, as set forth in the Merger Agreement, including receipt of the FIRB Approval, must be satisfied or waived by the appropriate Party; and

  the Final Order, the Articles of Arrangement and related documents, in the form prescribed by the OBCA, must be filed with the Director.

There is no assurance that the conditions set out in the Merger Agreement will be satisfied or waived on a timely basis or at all. See "The Merger Agreement - Conditions to Closing". On October 4, 2021, the Commissioner issued an ARC to Agnico in respect of the Arrangement. Receipt of the ARC constitutes the Competition Act Approval.

Treatment of Kirkland Equity Awards

The following is a description of the treatment of Kirkland Equity Awards outstanding immediately prior to the Effective Time (whether vested or unvested) in connection with the Arrangement.

Each Kirkland Option will be exchanged for an Agnico Replacement Option exercisable to purchase from Agnico that number of Agnico Shares as is equal to: (A) the number of Kirkland Shares subject to the Kirkland Option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to the nearest whole number. The exercise price per Agnico Share subject to any such Agnico Replacement Option will be an amount equal to the quotient of (X) the exercise price per Kirkland Share under the exchanged Kirkland Option immediately prior to the Effective Time, divided by (Y) the Exchange Ratio, provided that, if necessary, such exercise price will be adjusted such that the In-the-Money Amount of the Agnico Replacement Option does not exceed the In-the-Money Amount of the exchanged Kirkland Option. The terms and conditions of the Agnico Replacement Options will be the same as the Kirkland Option it was exchanged for and will be governed by the terms of the applicable Kirkland Legacy Option Plan.

Each Kirkland RSU and Kirkland PSU will remain outstanding in accordance with the terms of the Kirkland LTIP and, upon vesting, each holder will receive, in cash or shares in accordance with the terms of the Kirkland LTIP, a payment equal to the Market Price on the date of vesting of such number of Agnico Shares as is equal to: (A) the number of Kirkland Shares subject to such Kirkland RSUs or the Kirkland PSUs, as applicable, immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to the nearest whole number, provided that, in respect of the Kirkland PSUs, the "payout factor" (as provided for under the Kirkland LTIP) will be adjusted by the Kirkland Board consistent with the terms of the Kirkland LTIP and will be not less than the payout factor that would otherwise have applied to such Kirkland PSUs under the Kirkland LTIP as of the close of markets on September 24, 2021.

Each Kirkland DSU that is held by a Continuing Kirkland Director will remain outstanding in accordance with the terms of the Kirkland DSU Plan and, upon redemption or settlement, the holder thereof will receive a payment equal to the Market Value on the date of redemption or settlement of such number of Agnico Shares as is equal to: (A) the number of Kirkland Shares subject to such Continuing Kirkland DSUs immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to the nearest whole number. Each Kirkland DSU that is held by a director that is not a Continuing Kirkland Director will be exchanged for a cash payment equal to the Fair Market Value of the Kirkland Shares immediately prior to the Effective Time (less any withholding or deduction on account of Taxes).

See "The Arrangement - Arrangement Mechanics" and "Appendix E - Plan of Arrangement".

Effective Date of the Arrangement

If the Agnico Shareholder Approval and the Kirkland Shareholder Approval are obtained, the Final Order is obtained approving the Arrangement, the FIRB Approval is obtained and all other conditions to the Merger Agreement are satisfied or waived, the Arrangement will become effective at 12:01 a.m. (Toronto time) on the Effective Date. It is currently expected that the Effective Date will occur in December 2021 or during the first quarter of 2022. See "The Arrangement - Timing for Completion of the Arrangement".

Procedure for Exchange of Kirkland Shares for Agnico Shares and Letter of Transmittal

For each Registered Kirkland Shareholder, accompanying this Circular is a Letter of Transmittal. Kirkland has enclosed an envelope with the Kirkland Meeting Materials in order to assist Kirkland Shareholders with returning Letters of Transmittal and related documents to the Depositary. Holders of Kirkland CDIs will not be provided with, and will not need to submit, a Letter of Transmittal. The Letter of Transmittal will also be available under Kirkland's issuer profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional copies of the Letter of Transmittal will also be available by contacting the Depositary by telephone at 1-514-982-7555 or toll free in North America at 1-800-564-6253 or by email at: corporateactions@computershare.com.

In order for a Registered Kirkland Shareholder (other than Dissenting Shareholders) to receive the Consideration Shares they are entitled to receive pursuant to the Arrangement, such Registered Kirkland Shareholder must deposit the certificate(s) or DRS Statement(s) representing his, her or its Kirkland Shares with the Depositary (at the address specified on the last page of the Letter of Transmittal). The Letter of Transmittal, properly completed and duly executed, together with all other documents and instruments referred to in the Letter of Transmittal or as reasonably required by the Depositary, must accompany all certificate(s) or DRS Statement(s) for Kirkland Shares deposited for payment pursuant to the Arrangement.

Only Registered Kirkland Shareholders are required to submit a Letter of Transmittal. The exchange of Kirkland Shares for the Consideration Shares in respect of any Non-Registered Kirkland Shareholder (other than a holder of Kirkland CDIs) is expected to be made with the Non-Registered Kirkland Shareholder's Intermediary account through the procedures in place for such purposes between CDS or DTC and such Intermediary, as applicable, with no further action required by the Non-Registered Kirkland Shareholder. Any Non-Registered Kirkland Shareholder whose Kirkland Shares are registered in the name of an Intermediary should contact that Intermediary if they have any questions regarding this process and to arrange for such Intermediary to complete the necessary steps to ensure that they receive the Consideration in respect of their Kirkland Shares.

See "The Arrangement - Procedure for Exchange of Kirkland Shares for Agnico Shares and Letter of Transmittal".

Procedure for Exchange of Kirkland CDIs for Agnico Shares

Holders of Kirkland CDIs are entitled to participate in the Plan of Arrangement. If the Arrangement Resolution is approved and implemented, holders of Kirkland CDIs will receive Consideration Shares at the Effective Time regardless of whether or not such holder provided an instruction to vote for or against the Arrangement. Following the Arrangement, the Agnico Shares will not be listed on the ASX.

Holders of Kirkland CDIs will not be provided with, and will not need to submit, a Letter of Transmittal. At the Effective Time, Kirkland CDI holders will cease to own Kirkland CDIs and will receive the applicable Consideration Shares for each Kirkland CDI held. See "The Arrangement - Procedure for Exchange of Kirkland CDIs for Agnico Shares" and "Securities Law Matters - Australian Securities Law Considerations". Holders of Kirkland CDIs should contact Computershare Australia if they have any questions regarding this process.

Cancellation of Rights

If any former Kirkland Shareholder fails to deliver to the Depositary the certificate(s) or DRS Statement(s), as applicable, representing the Kirkland Shares held by such Kirkland Shareholder, the Letter of Transmittal and any other certificates, documents or instruments required to be delivered to the Depositary under the Plan of Arrangement in order for such former Kirkland Shareholder to receive the Consideration which such former holder is entitled to receive pursuant to the Plan of Arrangement on or before the third anniversary of the Effective Date, then on the third anniversary of the Effective Date: (i) such former Kirkland Shareholder will be deemed to have donated and forfeited to Agnico or its successors, all such Consideration held by the Depositary in trust for such former holder to which such former holder is entitled; (ii) any certificates, DRS Statement(s) or other documentation representing Kirkland Shares formerly held by such former Kirkland Shareholder shall cease to represent a claim or any interest of any nature whatsoever and will be deemed to have been surrendered to Agnico and will be cancelled; (iii) any payment made by way of cheque and any other right or claim to payment under the Plan of Arrangement that remains outstanding will cease to represent a claim or any interest of any nature whatsoever and will be deemed to have been surrendered to Agnico and shall be paid over by the Depositary to Agnico or as directed by Agnico; and (iv) the Consideration Shares which such former Kirkland Shareholder was entitled to receive shall be automatically transferred to Agnico and the DRS Statement(s), documents or other instruments representing such Consideration Shares and shall be delivered by the Depositary to Agnico for cancellation and the interest of the former Kirkland Shareholder in such Consideration Shares shall be terminated.

See "The Arrangement - Cancellation of Rights".

No Fractional Shares

No fractional Agnico Shares will be issued to Kirkland Shareholders (including holders of Kirkland CDIs) under the Plan of Arrangement. Where the aggregate number of Agnico Shares to be issued to a Kirkland Shareholder pursuant to the Arrangement would result in a fraction of an Agnico Share being issuable, the number of Agnico Shares to be received by such Kirkland Shareholder shall be rounded down to the nearest whole Agnico Share without any compensation therefor. See "The Arrangement - No Fractional Shares".

Shareholder Approvals

Agnico Shareholder Approval

At the Agnico Meeting, Agnico Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, the Agnico Resolution authorizing the issuance of Agnico Shares in connection with the Arrangement, the full text of which is set out in Appendix A. In order to become effective, the Agnico Resolution must be approved by an affirmative vote of at least a simple majority of the votes cast on such resolution by Agnico Shareholders present (virtually) or represented by proxy and entitled to vote at the Agnico Meeting.

Kirkland Shareholder Approval

At the Kirkland Meeting, Kirkland Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, the Arrangement Resolution authorizing the Arrangement, the full text of which is set out in Appendix B. In order to become effective, the Arrangement Resolution must be approved by an affirmative vote of at least two-thirds of the votes cast on the Arrangement Resolution by Kirkland Shareholders present (virtually) or represented by proxy and entitled to vote at the Kirkland Meeting.

Court Approval of the Arrangement

The Arrangement requires approval by the Court under section 182 of the OBCA. Prior to mailing this Circular, Kirkland obtained the Interim Order providing for the calling and holding of the Kirkland Meeting and other procedural matters and filed the Notice of Application for Final Order to approve the Arrangement. Copies of the Interim Order and the Notice of Application for Final Order are attached as Appendix C and Appendix D, respectively, to this Circular.

The Court hearing in respect of the Final Order is expected to take place at 9:30 a.m. (Toronto time) on December 1, 2021, subject to the Kirkland Shareholder Approval and the Agnico Shareholder Approval. Due to the measures currently being implemented by the Court in response to the COVID-19 pandemic, the application will be heard by way of videoconference via Zoom. At the hearing of the application for the Final Order, the Court will consider, among other things, the procedural and substantive fairness of the terms and conditions of the Arrangement and the rights and interests of every Person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

Under the terms of the Interim Order, each Kirkland Shareholder, Kirkland CDI holder, directors of Kirkland, the auditor of Kirkland and other interested Persons with leave of the Court, will have the right to appear and make submissions at the application for the Final Order. Any Person desiring to appear at the hearing of the application for the Final Order is required to indicate his, her or its intention to appear by filing with the Court and serving Kirkland, as applicable, at the addresses set out below, on or before 4:00 p.m. (Toronto time) on November 29, 2021, a Notice of Appearance, including his, her or its address for service, together with all materials on which he, she or it intends to rely at the application. The Notice of Appearance and supporting materials must be delivered, within the time specified, to Kirkland at the following address: Cassels Brock & Blackwell LLP, 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada M5H 3C2, Attention: Lara Jackson and John Picone.

The Final Order, if granted, will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act, pursuant to the Section 3(a)(10) Exemption, with respect to the issuance of the Consideration Shares issuable to Kirkland Shareholders and Kirkland CDI holders in exchange for their Kirkland Shares and Kirkland CDIs, respectively, and the issuance of Agnico Replacement Options to holders of Kirkland Options in exchange for their Kirkland Options, pursuant to the Arrangement upon completion of the Arrangement. The Court has been informed of this effect of the Final Order.

See "The Arrangement - Court Approval of the Arrangement".

Key Regulatory Matters

To the best of the knowledge of the Parties, other than those which have already been made or received, including the Competition Act Approval, there are no filings, consents, waiting periods or approvals required to be made with, applicable to, or required to be received from any Governmental Entity prior to the Effective Date in connection with the Arrangement, except for the FIRB Approval and the Court's granting of the Final Order, which are each conditions to the completion of the Arrangement. If any additional filings or consents are required, such filings or consents will be sought but these additional requirements could delay the Effective Date or prevent the completion of the Arrangement.

On October 4, 2021, the Commissioner issued an ARC to Agnico in respect of the Arrangement. Receipt of the ARC constitutes the Competition Act Approval.

Stock Exchange Listings Approval and Delisting Matters

The Agnico Shares are listed and posted for trading on each of the TSX and the NYSE under the symbol "AEM".

It is a mutual condition to the completion of the Arrangement that the TSX and the NYSE will have conditionally approved or authorized the listing of the Consideration Shares to be issued pursuant to the Arrangement, subject only to customary listing conditions. Agnico has applied to list the Consideration Shares to be issued in connection with the Arrangement (including Agnico Shares to be issued on the exercise of the Agnico Replacement Options and the vesting of the other Kirkland Equity Awards following completion of the Arrangement) on the TSX and the NYSE and has received conditional approval from the TSX. Final approval of the TSX is conditional on the satisfaction by Agnico of customary conditions to listing imposed by the TSX. Agnico anticipates receiving all required authorizations from the NYSE prior to the closing of the Arrangement.

It is anticipated that, following completion of the Arrangement, the Agnico Shares will continue to be listed and posted for trading on the TSX and the NYSE under the trading symbol "AEM". Unlike the Kirkland Shares, the Agnico Shares are not, and after completion of the Arrangement will not be, listed on the ASX. It is expected that the Kirkland Shares and Kirkland CDIs, as applicable, will be delisted from the TSX, the NYSE and the ASX after the Effective Date. Subject to applicable Laws, Agnico will, as promptly as possible following completion of the Arrangement, apply to the applicable securities commissions or similar authorities in Canada to have Kirkland cease to be a reporting issuer.

Merger Agreement

The following is a summary of certain terms of the Merger Agreement and the Amending Agreement and is qualified in its entirety by the full text of the Merger Agreement and the Amending Agreement, which have been filed under Agnico's and Kirkland's respective issuer profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov, and to the more detailed summary contained elsewhere in this Circular. See "The Merger Agreement".

Covenants, Representations and Warranties

The Merger Agreement contains usual and customary covenants and representations and warranties for an agreement of this type, which are summarized in the main body of this Circular. See "The Merger Agreement - Covenants" and "The Merger Agreement - Representations and Warranties".

Conditions to the Arrangement

The obligations of Kirkland and Agnico to complete the Arrangement are subject to the satisfaction or waiver of certain conditions set out in the Merger Agreement which are summarized in the main body of this Circular. These conditions include, among others, the receipt of the Kirkland Shareholder Approval and the Agnico Shareholder Approval, Key Regulatory Approvals and Court approval. See "The Merger Agreement - Conditions to Closing".

Non-Solicitation Provisions

In the Merger Agreement, each of Agnico and Kirkland are subject to reciprocal "non-solicitation" restrictions. Subject to certain limitations, the board of directors of the Receiving Party may, following the expiration of a five Business Day match period to the other party (where the other party does not "match" the Superior Proposal pursuant to the provisions of the Merger Agreement), withdraw or change its recommendations in respect of the Arrangement in response to a Superior Proposal and/or may enter into a Permitted Acquisition Agreement. However, notwithstanding any such change in recommendation and/or the entering into of a Permitted Acquisition Agreement, unless the other party has terminated the Merger Agreement as a result, the Receiving Party must cause the Agnico Meeting or the Kirkland Meeting, as applicable, to occur and the Agnico Resolution or the Arrangement Resolution, as applicable, to be voted upon by the shareholders of the Receiving Party and the Receiving Party may not submit to a vote of its shareholders any Acquisition Proposal other than the Agnico Resolution or the Arrangement Resolution, as applicable, prior to the termination of the Merger Agreement in accordance with its terms. See "The Merger Agreement - Covenants - Covenants Regarding Non-Solicitation and Acquisition Proposals".

Termination of Merger Agreement

Kirkland and Agnico may mutually agree in writing to terminate the Merger Agreement and abandon the Arrangement at any time prior to the Effective Date. In addition, each of Kirkland and Agnico may terminate the Merger Agreement and abandon the Arrangement at any time prior to the Effective Date if certain specified events occur. See "The Merger Agreement - Termination of the Merger Agreement".

Termination Amounts and Expense Reimbursement

The Merger Agreement provides for a reciprocal termination fee of $450 million payable by a party in certain circumstances if the Merger Agreement is terminated, including if: (1) a party's board of directors withdraws or changes its recommendations in respect of the Arrangement, such party enters into a Permitted Acquisition Agreement and/or such party wilfully breaches or breaches in any material respect its non-solicit obligations and following this the other party terminates the Merger Agreement as a result prior to the approval of the applicable resolution in respect of the Arrangement by the first mentioned party's applicable shareholders; or (2) there is an Acquisition Proposal made (or the public intention in respect of an Acquisition Proposal is disclosed) in respect of a party (that has not been withdrawn within at least 10 Business Days prior to such party's shareholders' meeting), the Merger Agreement is terminated due to such party's shareholders not approving the applicable resolution in respect of the Arrangement or due to such party's wilful breach, intentional breach or fraud of its representations, warranties or covenants that cause a condition to the Arrangement to not be satisfied and such party consummates, agrees to or enters into an Acquisition Proposal within 12 months of the date the Merger Agreement is terminated and subsequently consummates, at any time, such Acquisition Proposal.

The Merger Agreement provides for a reciprocal expense reimbursement of $20 million payable by a party if the Merger Agreement is terminated due to such party not obtaining the required approval by its applicable shareholders in respect of the Arrangement or due to a breach of a representation, warranty or covenant that causes a condition in favour of the other party not to be satisfied. See "The Merger Agreement - Termination of the Merger Agreement".

Interests of Certain Persons in the Arrangement

The directors, officers and other related parties of Agnico and Kirkland may have interests in the Arrangement that are, or may be, different from, or in addition to, the interests of other Agnico Shareholders and Kirkland Shareholders and that may present them with actual or potential conflicts of interest in connection with the Arrangement. The Agnico Board and the Kirkland Board were aware of these interests and considered them, among other matters, when recommending approval of the Arrangement by Agnico Shareholders and Kirkland Shareholders, respectively.

All of the benefits received, or to be received, by directors, officers or employees of Agnico and Kirkland, respectively, as a result of the Arrangement are, and will be, solely in connection with their services as directors, officers or employees of Agnico and Kirkland. No benefit has been, or will be, conferred for the purpose of increasing the value of consideration payable to any such Person for Kirkland Shares held by such Persons and no consideration is, or will be, conditional on the Person supporting the Arrangement.

No director, officer or employee of Kirkland or Agnico is entitled to any change of control or other payment solely as a consequence of the Arrangement.

See "Securities Law Matters - Interests of Certain Persons in the Arrangement".

Information Concerning the Agnico Meeting

The Agnico Meeting will be held on November 26, 2021, subject to any adjournment or postponement thereof, in a virtual-only format via live webcast available online using the TSX Trust virtual shareholder meeting platform at https://virtual-meetings.tsxtrust.com/1233, password "agnico2021" (case sensitive) at 10:00 a.m. (Toronto time). As set out in the Notice of Special Meeting of Shareholders of Agnico, at the Agnico Meeting, Agnico Shareholders will be asked to consider and vote on the Agnico Resolution.

The Agnico Board has fixed the close of business on October 13, 2021 as the Agnico Record Date for the determination of the Registered Agnico Shareholders that will be entitled to notice of the Agnico Meeting, and any adjournment or postponement thereof, and that will be entitled to vote at the Agnico Meeting.

See "Information Concerning the Agnico Meeting".

Information Concerning the Kirkland Meeting

The Kirkland Meeting will be held on November 26, 2021, subject to any adjournment or postponement thereof, in a virtual-only format via live webcast available online using the TSX Trust virtual shareholder meeting platform at https://virtual-meetings.tsxtrust.com/1231, password "kirkland2021" (case sensitive) at 11:00 a.m. (Toronto time). As set out in the Notice of Special Meeting of Shareholders of Kirkland, Kirkland Shareholders will be asked to consider and vote on the Arrangement Resolution.

The Kirkland Board has fixed, and the Interim Order provides for, the close of business on October 13, 2021 as the Kirkland Record Date for the determination of the Registered Kirkland Shareholders that will be entitled to notice of the Kirkland Meeting, and any adjournment or postponement thereof, and that will be entitled to vote at the Kirkland Meeting.

See "Information Concerning the Kirkland Meeting".

Dissenting Shareholder Rights

Only Registered Kirkland Shareholders entitled to vote at the Kirkland Meeting are entitled to exercise Dissent Rights with respect to the Arrangement Resolution in the manner provided in section 185 of the OBCA, as modified by the Plan of Arrangement and the Interim Order. Any Registered Kirkland Shareholder who exercises Dissent Right from the Arrangement Resolution in compliance with section 185 of the OBCA, as modified by the Plan of Arrangement and the Interim Order, will be entitled, in the event that the Arrangement becomes effective, to be paid by Kirkland the fair value of the Kirkland Shares held by such Dissenting Shareholder determined as at the close of business on the day before the Arrangement Resolution is adopted. The Dissent Rights with respect to the Arrangement must be strictly complied with in order for Registered Kirkland Shareholders to receive the fair value of Kirkland Shares held.

A Registered Kirkland Shareholder entitled to vote at the Kirkland Meeting who wishes to exercise their Dissent Rights is required to deliver a written objection to the Arrangement Resolution to Kirkland not later than 4:00 p.m. (Toronto time) on the day that is two Business Days immediately preceding the Kirkland Meeting (or any adjournment or postponement thereof). Such notice must be delivered to Kirkland at Suite 2800, 200 Bay Street, Toronto, Ontario, Canada M5J 2J1, Attention: Jennifer Wagner, Executive Vice President, Corporate Affairs and Sustainability, with a copy to Cassels Brock & Blackwell LLP, 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada M5H 3C2, Attention: Lara Jackson and John Picone, and must otherwise strictly comply with the dissent procedures described in this Circular.

Failure to strictly comply with the requirements set forth in section 185 of the OBCA, as modified by the Plan of Arrangement and the Interim Order, may result in the loss of any right to dissent. See "Dissenting Shareholder Rights".

Information Concerning Agnico

Agnico is a senior Canadian gold mining company that has produced precious metals since 1957. Its operating mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States, Sweden and Colombia. The Agnico Shares trade on the TSX and the NYSE under the trading symbol "AEM". For further details concerning Agnico, see "Information Concerning Agnico" and "Appendix K - Information Concerning Agnico".

Information Concerning Kirkland

Kirkland is a senior gold mining, development and exploration company with a diversified portfolio of assets located in the stable mining jurisdictions of Canada and Australia. The Kirkland Shares trade on the TSX and the NYSE under the trading symbol "KL" and via Kirkland CDIs on the ASX under the trading symbol "KLA". For further details regarding Kirkland, see also "Information Concerning Kirkland" and "Appendix L - Information Concerning Kirkland".

Information Concerning the Combined Company Following the Arrangement

General

The Arrangement will result in a strategic business combination of Agnico and Kirkland, pursuant to which Agnico will acquire all of the issued and outstanding Kirkland Shares in exchange for the issuance of Agnico Shares. Former Agnico Shareholders and Former Kirkland Shareholders are expected to own approximately 54% and 46% of the Agnico Shares in the Combined Company, respectively, immediately after completion of the Arrangement (on a non-diluted basis), in each case based on the number of Agnico Shares and Kirkland Shares issued and outstanding as of September 27, 2021.

Description of the Business

The Combined Company will be a senior Canadian gold mining company with operating mines located in Canada, Australia, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States, Sweden and Colombia.

Corporate Structure

Following completion of the Arrangement, the Combined Company will continue to be a corporation existing under the OBCA and the Former Kirkland Shareholders (other than Dissenting Shareholders) will be shareholders of the Combined Company. After the Effective Date, Kirkland and its Subsidiaries will be direct or indirect wholly-owned Subsidiaries of the Combined Company.

Description of Capital Structure

Agnico's authorized capital consists of an unlimited number of shares of one class designated as common shares. Following completion of the Arrangement, the authorized capital of the Combined Company and the rights and restrictions of the Agnico Shares will remain unchanged. As of October 28, 2021, there were 244,866,327 Agnico Shares issued and outstanding. Assuming the Arrangement is completed in accordance with the Plan of Arrangement, and assuming that the number of issued and outstanding Kirkland Shares and Agnico Shares does not change, it is expected that approximately 211,415,964 additional Agnico Shares will be issued upon the exchange of the Kirkland Shares, resulting in a total of  approximately 456,282,291 Agnico Shares issued and outstanding immediately upon completion of the Arrangement. All Agnico Shares rank equally as to voting rights, participation in a distribution of assets on a liquidation, dissolution or winding-up and the entitlement to dividends.

Dividend Policy and Capital Allocation

Both Agnico and Kirkland currently pay dividends and expect to maintain their existing dividend policies and payments until the Arrangement is completed. Agnico and Kirkland have agreed that until the completion of the Arrangement, each will set the record and payment dates for its respective quarterly dividend payments in the ordinary course consistent with past practice. Following completion of the Arrangement, it is currently anticipated that the Combined Company will target a stable and growing dividend that reflects its anticipated strengthened cash and financial position, and will also consider establishing a formal dividend policy to provide more certainty as to the metrics and other factors to be considered by the Combined Company Board in determining the amount of a dividend. Subject to market conditions and Combined Company Board approval, it is expected that the Combined Company will maintain a dividend payment on a per share basis at least equal to the current Agnico level and may, in light of the Combined Company's anticipated strengthened cash and financial position, increase returns to shareholders through share buybacks and dividend increases. See "Information Concerning the Combined Company Following the Arrangement - Dividend Policy and Capital Allocation".

Directors and Officers of the Combined Company

The Combined Company Board will consist of 13 members, comprised of seven directors of Agnico and six directors of Kirkland. The Combined Company Board will include Sean Boyd, currently Vice-Chairman and Chief Executive Officer of Agnico, as Executive Chair, Jeffrey Parr, currently Chairman of the Kirkland Board, as Vice-Chair and Jamie Sokalsky, currently a director on the Agnico Board, as Lead Director. The remainder of the Combined Company Board will be comprised of Leona Aglukkaq, Martine Celej, Robert Gemmell, Deborah McCombe and J. Merfyn Roberts, each a current director of Agnico, and Jonathan Gill, Peter Grosskopf, Arnold Klassen, Elizabeth Lewis-Gray and Tony Makuch, each a current director of Kirkland.

Management of the Combined Company will be led by Sean Boyd, currently Vice-Chairman and Chief Executive Officer of Agnico, as Executive Chair, Tony Makuch, currently Chief Executive Officer of Kirkland, as Chief Executive Officer and Ammar Al-Joundi, currently President of Agnico, as President. Additional senior management will be selected from the respective Agnico and Kirkland teams and determined prior to the completion of the Arrangement. See "Information Concerning the Combined Company Following the Arrangement".

Risk Factors

Agnico Shareholders who vote in favour of the Agnico Resolution and Kirkland Shareholders who vote in favour of the Arrangement Resolution will be voting in favour of combining the businesses of Agnico and Kirkland, and, in the case of Kirkland Shareholders, to invest in Agnico Shares and in the case of Agnico Shareholders, to invest in the business of Kirkland. There are certain risk factors associated with the Arrangement that should be carefully considered by Agnico Shareholders and Kirkland Shareholders, including the fact that the Arrangement may not be completed, if among other things, the Agnico Resolution is not approved at the Agnico Meeting, the Arrangement Resolution is not approved at the Kirkland Meeting or if any other conditions precedent to the completion of the Arrangement are not satisfied or waived, as applicable. Readers are cautioned that such risk factors are not exhaustive and additional risks and uncertainties, including those currently unknown or considered immaterial to Agnico and Kirkland, may also adversely affect Agnico or Kirkland prior to the Arrangement or following completion of the Arrangement. These risk factors should be considered in conjunction with the other information included in this Circular, including the documents incorporated by reference herein, and documents filed by Agnico and Kirkland pursuant to applicable Laws from time to time.

See "Risk Factors", "Appendix K - Information Concerning Agnico - Risk Factors" and "Appendix L - Information Concerning Kirkland - Risk Factors".

Certain Income Tax Consequences of the Arrangement

Kirkland Shareholders and holders of Kirkland CDIs should consult with and rely upon their own tax advisors about the federal, provincial, state, local and foreign tax consequences applicable to them in each relevant jurisdiction (including without limitation Canada, the United States and Australia) in connection with the Arrangement.

For a discussion of certain of the material Canadian federal income tax consequences of the Arrangement, see "Income Tax Considerations - Certain Canadian Federal Income Tax Considerations". For a discussion of certain of the material United States federal income tax consequences of the Arrangement applicable to U.S. Holders and Non-U.S. Holders, see "Income Tax Considerations - Certain United States Federal Income Tax Considerations". For a summary of certain of the material Australian federal income tax consequences of the Arrangement applicable to Australian Holders, see "Income Tax Considerations - Certain Australian Income Tax Considerations". Such summaries are of a general nature only and are not intended to be, and should not be construed as, legal, business or tax advice to any particular Kirkland Shareholder or holder of Kirkland CDIs. Such summaries are not exhaustive of all possible Canadian federal income tax considerations, United States federal income tax considerations or Australian income tax considerations. Kirkland Shareholders and holders of Kirkland CDIs are urged to consult their own tax advisors as to the tax consequences of the Arrangement to them with respect to their particular circumstances.

THE ARRANGEMENT

On September 28, 2021, Agnico and Kirkland entered into the Merger Agreement pursuant to which Agnico agreed to acquire all of the issued and outstanding Kirkland Shares. The Arrangement will be effected by way of a court-approved Plan of Arrangement under the OBCA involving, among others, Kirkland and Agnico, pursuant to the terms of the Merger Agreement, the Interim Order and the Final Order. Subject to receipt of the Kirkland Shareholder Approval, the Agnico Shareholder Approval, the Final Order and the satisfaction or waiver of certain other conditions, Agnico will acquire all of the issued and outstanding Kirkland Shares on the Effective Date. The Parties intend to rely upon the Section 3(a)(10) Exemption with respect to the issuance of the Consideration Shares and the Agnico Replacement Options pursuant to the Arrangement.

If completed, the Arrangement will result in Agnico acquiring all of the issued and outstanding Kirkland Shares on the Effective Date, and Kirkland will become a wholly-owned subsidiary of Agnico and Agnico will continue the operations of Agnico and Kirkland on a combined basis. Pursuant to the Plan of Arrangement, at the Effective Time, Kirkland Shareholders (other than Dissenting Shareholders) will receive 0.7935 of an Agnico Share for each Kirkland Share or Kirkland CDI held at the Effective Time.

Former Agnico Shareholders and Former Kirkland Shareholders are expected to own approximately 54% and 46% of the Agnico Shares in the Combined Company, respectively, immediately following completion of the Arrangement (on a non-diluted basis), in each case based on the number of Agnico Shares and Kirkland Shares issued and outstanding as of September 27, 2021. For further information regarding Agnico following completion of the Arrangement, see "Information Concerning the Combined Company Following the Arrangement".

Background to the Arrangement

The Merger Agreement is the result of arm's length negotiations among representatives of Kirkland and Agnico and their respective legal and financial advisors, as more fully described herein. The following is a summary of the principal events leading up to the execution of the Merger Agreement and public announcement of the Arrangement.

The Kirkland Board regularly reviews its overall corporate strategy and long-term strategic plan with the goal of enhancing shareholder value, including assessing the relative merits of continuing as an independent enterprise, potential acquisitions and various combinations of Kirkland, its assets or its mines and projects. In order to facilitate this review, the Kirkland Board occasionally engages external financial advisors to assist with its review and analysis of Kirkland's various strategic alternatives.

In the ordinary course of business Kirkland has had regular engagement with several industry peers for the purpose of seeking opportunities for collaboration, joint business development opportunities, asset acquisitions and, in some circumstances, evaluation of more transformational strategic alternatives, including the potential for corporate-level combinations, all with a view to enhancing shareholder value. In certain circumstances, confidentiality agreements were executed as a prerequisite to engaging in strategic discussions and the sharing of information.

On June 4, 2019, Tony Makuch, President and Chief Executive Officer of Kirkland, and Sean Boyd, Chief Executive Officer of Agnico, met informally to discuss the possibility of a potential "merger of equals" between Kirkland and Agnico. On June 24, 2019, Kirkland and Agnico entered into a mutual confidentiality and standstill agreement with a two-year term, to enable the provision of non-public information and facilitate further discussions.

Throughout the remainder of 2019 and the beginning of 2020, Mr. Makuch and Mr. Boyd had numerous discussions concerning a potential transaction that escalated to a more advanced stage in the summer of 2020.

During the summer of 2020, as part of a general review of strategic initiatives, the Kirkland Board received a presentation from representatives of Kirkland's senior management regarding various opportunities for internal and external growth, which included an analysis of potential transactions and strategic options available to Kirkland, including a potential merger of equals transaction with Agnico. On July 29, 2020, the Kirkland Board received an initial presentation from Maxit Capital regarding a potential business combination with Agnico.

During the period from the end of August 2020 and continuing into the first part of September 2020, Mr. Makuch and representatives of Kirkland's senior management met in person with Mr. Boyd and representatives of Agnico's senior management on two occasions, including a full-day off-site meeting, to discuss a potential merger of equals transaction, including strategy and timing and key areas of diligence and evaluation, including matters pertaining to operations, exploration, synergies, finance, environmental, First Nations Groups, regulatory and legal. During this period, the Kirkland Board met with Kirkland's senior management and received an update with respect to the discussions held with Agnico.

On September 12, 2020, Agnico delivered a non-binding proposal to Kirkland with respect to a proposed transaction including the concept of an at-market exchange ratio that implied, observing then current share prices, approximately 0.64 of an Agnico Share for each Kirkland Share and Agnico requested for the Parties to enter into exclusive negotiations until January 30, 2021.

On September 16, 2020, the Kirkland Board met with Kirkland's senior management to consider the proposal received from Agnico. Following the deliberations, the Kirkland Board determined that Kirkland's senior management should continue to engage in discussions with Agnico, but on a non-exclusive basis. The Kirkland Board also considered whether a special committee of independent directors of the Kirkland Board should be formed to assist in evaluating and negotiating any proposal with respect to a potential change of control transaction.

At the direction of the Kirkland Board, on September 25, 2020, Mr. Makuch contacted Mr. Boyd and conveyed Kirkland's unwillingness to enter into exclusive negotiations with Agnico at such time. Further, there was a discussion of the significant complications to due diligence, including that travel restrictions imposed in response to the COVID-19 pandemic made site visits impossible during the fall of 2020. Mr. Makuch and Mr. Boyd agreed that the merits of a business combination continued to be compelling and to maintain CEO-level dialogue and seek an opportunity to re-engage in the future. At the end of September 2020, the Parties ceased active due diligence activities.

On January 12, 2021, at the request of Kirkland's senior management, the Kirkland Board received a presentation from BMO Capital Markets regarding capital markets perspectives and external strategic alternatives, including potential merger of equal transactions, potential acquisitions and competitive positioning within a consolidating gold sector.

On April 16, 2021, Mr. Makuch and certain members of Kirkland's senior management met with BMO Capital Markets to again review various suitable merger of equal counterparties and updates on potential strategic interest in Kirkland. The materials discussed during this meeting were presented to the Kirkland Board during its first quarter 2021 board meeting held on May 5, 2021.

On June 7, 2021, Mr. Boyd and Mr. Makuch met in person to discuss Kirkland's interest in re-engaging in discussions regarding a potential merger of equals transaction.

On June 11, 2021 Jason Neal, Executive Vice President of Kirkland and Ammar Al-Joundi, President of Agnico, met in person to discuss the merits of re-starting discussions between the Parties.

On June 18, 2021, Mr. Makuch, Mr. Neal and Jennifer Wagner, Executive Vice President, Corporate Affairs and Sustainability of Kirkland met with Mr. Boyd, Mr. Al-Joundi and Chris Vollmershausen, Senior Vice President, Legal, General Counsel & Corporate Secretary of Agnico to discuss a potential transaction. Consistent with prior discussions, Agnico's senior management proposed the concept of an at-market exchange ratio that implied, observing then current share prices, approximately 0.62 of an Agnico Share for each Kirkland Share. The Parties agreed on the need for thorough reciprocal due diligence, including site visits to be completed by the end of the summer to accommodate, if deemed appropriate, a target announcement date of August 30, 2021. During the meeting, it was discussed that Mr. Boyd would serve as Executive Chair of the Combined Company, Mr. Makuch would serve as Chief Executive Officer of the Combined Company and that the Combined Company Board would be comprised of both Agnico directors and Kirkland directors, to reflect a merger of equals transaction.

On June 22, 2021, Kirkland and Agnico agreed to extend the term of the original mutual confidentiality and standstill agreement dated June 24, 2019 by an additional year until June 24, 2022. Following the extension of the Confidentiality Agreement, Kirkland and Agnico resumed reciprocal legal, financial and technical due diligence. During the remainder of the summer of 2021, the Parties continued to engage in discussions and to continue ongoing due diligence reviews.

On June 27, 2021, the Kirkland Board met with Kirkland's senior management and, at the request of the Kirkland Board, received a presentation from BMO Capital Markets regarding a potential transaction with Agnico. Cassels was consulted to discuss the circumstances in which a special committee of the Kirkland Board would be required or advisable and the fiduciary duties of directors in the context of potential change of control or merger transactions. After discussions and having considered the advice of Cassels, on July 5, 2021 the Kirkland Board ratified the formation of the Kirkland Special Committee comprised of Peter Grosskopf, Jon Gill and Jeffrey Parr (each an independent director), with Mr. Grosskopf serving as Chairperson, to assist in evaluating and negotiating a proposed transaction. The Kirkland Board also approved a broad mandate for the Kirkland Special Committee that included responsibility for, among other things, reviewing and considering any proposal relating to a proposed transaction with Agnico, supervising and managing a process for evaluating the proposed transaction and making recommendations to the Kirkland Board in respect of the proposed transaction. In carrying out its responsibilities, the Kirkland Special Committee was authorized to, among other things, retain financial, legal and other advisors if required or considered to be appropriate in the circumstances.

On the morning of June 29, 2021, Mr. Makuch and Mr. Boyd had a call to discuss the potential transaction and later that day Kirkland received a further proposal from Agnico reconfirming its interest in pursuing a potential at-market merger of equals transaction. The proposal included an updated term sheet and a request for the Parties to enter into exclusive negotiations until September 30, 2021.

On June 30, 2021, the Kirkland Special Committee met with members of Kirkland's senior management and Cassels to receive an update from management regarding the recent discussions with Agnico. The Kirkland Special Committee directed management to continue to engage in discussions with Agnico but on a non-exclusive basis. Concurrently, representatives of Kirkland's senior management together with its financial and legal advisors continued to explore and evaluate a number of other strategic options that were potentially available to Kirkland.

On July 5, 2021, each of Agnico and Kirkland provided access to its virtual data room to the other as well as to their respective advisors, and extensive due diligence continued to advance. Between July 6 and July 7, 2021, Mr. Makuch, Natasha Vaz, Chief Operating Officer, Eric Kallio, SVP Exploration and Mr. Gill of Kirkland, completed a site visit to the Agnico properties located in Nunavut and on July 6, 2021, Kirkland's senior management received a management presentation from Agnico's senior management regarding its Nunavut properties. On July 12, 2021, representatives of Kirkland's senior management presented to representatives of Agnico's senior management and financial advisors and reviewed, among other things, Kirkland's assets, life of mine plans, optimization plans and exploration plans. On July 13, 2021, representatives of Agnico's senior management presented to representatives of Kirkland's senior management and financial advisors and reviewed, among other things, Agnico's assets, life of mine plans, public information with respect to the Canadian Malartic mine, optimization plans and exploration plans, other than its Nunavut properties which had been discussed in the prior weeks' presentation. During reciprocal management presentations, initial questions around areas for synergy were discussed in the context of stand-alone business plans.

Between July 14 and July 15, 2021, members of Agnico's senior management completed a site visit at Kirkland's Detour Lake mine and Macassa Mine located in Ontario. Between July 20 and July 21, 2021, Mr. Makuch, Mr. Kallio and Mr. Gill completed a site visit at Agnico's LaRonde property and Goldex property located in Quebec and an aerial tour of all of Agnico's properties in the region, including the Canadian Malartic mine. Between July 29 and July 30, 2021, members of Agnico's senior management completed a site visit at Kirkland's Fosterville Mine in Australia. Between August 15 and 17, 2021, Mr. Makuch, Mr. Kallio and Mr. Gill completed a site visit to Agnico's Kittila property located in Finland. Between August 18 and August 19, 2021, Mr. Kallio and Mr. Gill completed a site visit of Agnico's Pinos Altos and La India properties located in Mexico. During this period, the senior management of Kirkland and Agnico continued to work on the evaluation of potential synergies that could arise from a merger of the two companies.

While the site visits and due diligence unfolded in July and August, members of each Party's senior management, together with their corporate development, finance, procurement, sustainability, tax and investor relations teams, met on an ongoing basis to discuss the proposed transaction, including potential synergies of the Combined Company.

On July 16, 2021, Mr. Neal was contacted by a senior member of the management team of a precious metals company ("Party 1") requesting a meeting of the principals of the parties to discuss a potential acquisition of Kirkland.

On July 19, 2021, the Kirkland Special Committee met with members of Kirkland's senior management to receive an update with respect to the ongoing due diligence of Agnico and to discuss the meeting request received from Party 1.

On July 20, 2021, Cassels delivered a memorandum to the Kirkland Board setting out the obligations of the Kirkland Board and the Kirkland Special Committee in the context of change of control or merger transactions, including the appropriate process to follow upon receipt of an offer from a third party and their legal and fiduciary duties. The directors were provided with an opportunity to ask questions and received responses from Cassels. Following this meeting, the Special Committee gave instructions to Kirkland's senior management regarding the process for evaluating potential offers and conducting negotiations.

On July 22, 2021, Mr. Makuch and Mr. Neal met in person with their respective counterparts at Party 1 to discuss a potential acquisition of Kirkland.

On July 25, 2021, Kirkland received a non-binding and conditional proposal from Party 1 stating its interest in acquiring Kirkland for primarily share consideration. The proposal suggested the establishment of a due diligence process involving the mutual exchange of confidential information between the parties. Included with Party 1's proposal was a draft confidentiality and standstill agreement and non-binding term sheet.

On July 26, 2021, the Kirkland Board met with members of Kirkland's senior management and representatives of Cassels, BMO Capital Markets and Maxit Capital to consider the proposal received from Party 1. At this meeting, BMO Capital Markets and Maxit Capital advised the Kirkland Board that the premium offered in the proposal from Party 1 was capped at an amount that was low relative to comparable precedent change of control transactions. Following discussions, the Kirkland Board directed management to respond to and advise Party 1 that the financial terms of the indicative proposal were not sufficiently compelling to induce Kirkland to engage in substantive negotiations regarding a sale of the company. In light of the proposal from Party 1 and the continued discussions with Agnico, the Kirkland Board also discussed the advisability of engaging independent legal and financial advisors for the Kirkland Special Committee to support a more robust process for evaluating potential transactions. On July 28, 2021, the Kirkland Special Committee engaged Fasken as its legal advisors.

On July 28, 2021, the Kirkland Board met with members of Kirkland's senior management to receive an update on the status of ongoing discussions with Agnico and Party 1. Following the meeting of the Kirkland Board, Mr. Makuch and Mr. Neal held discussions with representatives of Party 1 and communicated the Kirkland Board's determination that Party 1 would need to provide an updated proposal containing more compelling financial terms in order for Kirkland to pursue further discussions with Party 1 regarding a potential transaction.

On July 29, 2021, Kirkland received an updated non-binding and conditional proposal from Party 1 reaffirming its interest in pursuing a potential acquisition of Kirkland with only modestly improved terms. The proposal noted that the improved financial terms were contingent upon the results of its due diligence review corroborating Kirkland's internal view on valuation and Party 1's review of synergy potential. Later that day the Kirkland Special Committee met with representatives of Fasken to discuss the updated proposal from Party 1 and consider whether it would be appropriate to expand the scope of the mandate of the Kirkland Special Committee. Following this meeting, the mandate of the Kirkland Special Committee was expanded to include the evaluation of any proposed transaction and the consideration of alternatives to any proposed transaction, including seeking alternative transactions or continuing Kirkland as a standalone entity.

On July 30, 2021, the Kirkland Special Committee met with representatives of Fasken to discuss the updated proposal from Party 1 and the appropriate process for future meetings between Kirkland's senior management and Agnico, Party 1 or other interested parties. The Kirkland Special Committee also discussed the importance of advancing discussions with Agnico and Party 1 in tandem along similar timelines to ensure that Kirkland would be in a position to make an actionable decision on potential offers.

On August 1, 2021, the Kirkland Special Committee met with members of Kirkland's senior management and representatives of Cassels, Fasken, BMO Capital Markets and Maxit Capital to consider Party 1's revised proposal. Following the Kirkland Special Committee meeting and on the instructions of the Kirkland Special Committee, Kirkland management responded to Party 1 reiterating that the financial terms of the revised indicative proposal received from Party 1 on July 29, 2021 continued to be insufficient to constitute a basis for substantive negotiations. Representatives of Kirkland's senior management indicated that they would be willing to continue to engage in discussions with Party 1 on a non-exclusive basis and provide Party 1 with access to full due diligence materials, management presentations and site visits, subject to entering into a satisfactory confidentiality and standstill agreement, in order to see if Party 1 could present a more compelling offer, including the removal of conditionality and potential to include cash consideration.

On August 4, 2021, the Kirkland Special Committee met with representatives of Fasken to discuss the status of Kirkland management's discussions with Agnico and Party 1 and, after having considered the advice of Fasken, determined the appropriate process for evaluating potential offers and strategic alternatives and conducting any negotiations. At this meeting, the Kirkland Special Committee also discussed engaging an independent financial advisor for the Kirkland Special Committee and exploring the possibility of contacting other potential interested parties.

On August 5, 2021, Kirkland received a letter from Party 1 advising of Party 1's continued interest and desire to finalize a term sheet and confidentiality and standstill agreement and to complete due diligence on an expedited basis. Later in the day, the Kirkland Special Committee met with members of Kirkland's senior management as well as representatives from Cassels, Fasken, BMO Capital Markets and Maxit Capital to discuss the latest communication from Party 1 and the ongoing discussions with Agnico. The Kirkland Special Committee received a joint presentation from BMO Capital Markets and Maxit Capital that set out the various strategic alternatives that had been identified including, among others: (i) the continuation of Kirkland as a standalone entity; (ii) a potential merger of equals transaction involving Agnico; (iii) a potential transaction involving the acquisition of Kirkland by Party 1; and (iv) pursuing a limited market check or formal auction process. The Kirkland Special Committee discussed and considered the various alternatives and directed Kirkland's management to assess its internal valuation model, while simultaneously progressing discussions with Agnico and Party 1.

In addition, the Kirkland Special Committee, supported by advice of a financial advisor of Kirkland, was supportive of contacting one additional potential counterparty ("Party 2") to gauge its interest in pursuing a potential acquisition of Kirkland. Maxit Capital was authorized to contact Party 2 on behalf of Kirkland.

On August 6, 2021, Mr. Makuch and Mr. Boyd had a telephone call to discuss the status of negotiations. Mr. Makuch communicated the need to extend the timeline for the potential combination of Agnico and Kirkland in light of the incoming strategic interest that had been received and the need for the Kirkland Board to consider alternatives in parallel to the process with Agnico. Mr. Boyd communicated that Agnico remained committed to the transaction with Kirkland and accordingly the due diligence and joint synergy work being completed by both Parties continued.

On August 9, 2021, Mr. Boyd met in person with the Kirkland Board at Kirkland's offices to discuss the merits of the proposed transaction with Agnico.

On August 10, 2021, Mr. Makuch had a telephone call with the Chief Executive Officer of Party 2 regarding a potential acquisition of Kirkland. Mr. Makuch indicated that time was of the essence. The Chief Executive Officer of Party 2 expressed an interest in entering into a confidentiality agreement with Kirkland to facilitate the exchange of confidential information and completion of due diligence. Following this call, on August 12, 2021, the Kirkland Special Committee met with Kirkland's senior management to receive an update on the initial discussions with Party 2 and directed them to send a confidentiality and standstill agreement to Party 2 in order to facilitate access to due diligence materials.

On August 15, 2021, the Kirkland Special Committee engaged CIBC Capital Markets as its financial advisor (with a formal engagement letter signed on August 30, 2021).

On August 19 and August 20, 2021, Kirkland entered into confidentiality and standstill agreements with Party 1 and Party 2, respectively, and began providing confidential financial, technical and legal due diligence to Party 1 and Party 2. Between August 19 and September 28, 2021, Party 1 was provided with access to Kirkland's virtual data room, received a presentation from Kirkland's senior management on all of Kirkland's operating mines and completed site visits to the operating mines in Ontario. During this period, Kirkland was provided with access to Party 1's virtual data room, received a presentation from Party 1's senior management and completed a site visit to one of Party 1's key operating mines. Between August 20 and September 28, 2021, Party 2 was provided with access to Kirkland's virtual data room, received a presentation from Kirkland's senior management and completed site visits to Kirkland's operating mines in Ontario.

On August 20, 2021, the Kirkland Special Committee met with representatives of Fasken and CIBC Capital Markets to discuss the status of discussions with Agnico, Party 1 and Party 2. Following this in camera session, members of Kirkland's senior management and representatives of Cassels, BMO Capital Markets and Maxit Capital were invited to join the meeting of the Kirkland Special Committee to discuss the merits of the standalone option as well as a potential transaction with Agnico, Party 1 or Party 2.

On August 24, 2021, Kirkland's senior management and Agnico's senior management met in person to review ongoing individual and joint work on potential synergies associated with the merger of equals transaction.

On August 30, 2021 and September 2, 2021, Kirkland provided the market with an update on exploration results for the Fosterville Mine and a material mineral resource update for the Detour Lake mine, respectively.

On the morning of September 8, 2021, the Kirkland Special Committee met with representatives of CIBC Capital Markets and Fasken to receive and consider CIBC Capital Market's initial views on the internal financial model prepared by Kirkland's management and the financial model prepared by Agnico.

Early in the evening on September 8, 2021, the Kirkland Special Committee met with the remaining members of the Kirkland Board, Kirkland's senior management and representatives from Cassels, Fasken, BMO Capital Markets, Maxit Capital and CIBC Capital Markets. Management provided a presentation of its updated internal financial model to support consideration of the standalone option. The Kirkland Special Committee also received a joint presentation from BMO Capital Markets and Maxit Capital with respect to the various strategic alternatives and potential negotiating strategies. Following the presentation, the Kirkland Special Committee met in camera with the other independent members of the Kirkland Board followed by an in camera meeting with only the members of the Kirkland Special Committee present.

On September 11, 2021, representatives of Party 1 had a discussion with Mr. Makuch and Mr. Neal and advised that Party 1 had determined to discontinue discussions regarding a potential acquisition of Kirkland as, following completion of detailed due diligence and assessment of synergy potential, Party 1 was unable to provide an acquisition proposal. It was noted that the Kirkland Share price had materially outperformed the share price of Party 1 since the initial expression of interest. The representatives of Party 1 indicated that they remained interested in pursuing discussions regarding potential asset-level transactions that would involve Party 1 becoming the operator of the Detour Lake mine. Following this call, the Kirkland Special Committee met with members of Kirkland's senior management and representatives from Cassels, Fasken, BMO Capital Markets, Maxit Capital and CIBC Capital Markets to receive an update from management on the discussions with Party 1. The Kirkland Special Committee determined that the potential asset-level transaction with Party 1 was not a compelling alternative as a standalone transaction and instructed Kirkland senior management to continue to pursue a merger of equals transaction with Agnico, and in parallel continue to provide Party 2 with access to information.

On September 12, 2021, Mr. Makuch, Mr. Grosskopf and Mr. Parr met with Mr. Boyd to discuss the potential merger and the Parties reaffirmed their mutual interest in pursuing a proposed merger of equals transaction. Mr. Makuch proposed, and Mr. Boyd subsequently agreed, to proceed with negotiating a transaction on the basis that the Kirkland Shareholders would own 45% of the combined company on completion of the proposed transaction. Based on then current share prices, this implied an exchange ratio of approximately 0.76 of an Agnico Share for each Kirkland Share, which represented an 8% premium to a 10-day VWAP and a 4% premium based on the previous trading day closing prices.

On September 13, 2021, Kirkland received a draft exclusivity agreement from Agnico including a request for the Parties to enter into exclusive negotiations until October 8, 2021 with a view to negotiating and finalizing the merger documentation.

On the morning of September 15, 2021, the Kirkland Special Committee met with representatives of CIBC Capital Markets and Fasken to receive a presentation from CIBC Capital Markets regarding, among other things, a preliminary analysis of the relative values of the Parties and an overview of the potential synergies.

Early in the evening of September 15, 2021, the Kirkland Board met with members of Kirkland's senior management and representatives of Cassels, Fasken, BMO Capital Markets, Maxit Capital and CIBC Capital Markets to discuss the exclusivity agreement received from Agnico. The Kirkland Board received presentations from BMO Capital Markets and Maxit Capital regarding the financial and strategic merits of a potential transaction with Agnico as compared to other available or reasonably foreseeable alternatives and received a presentation from Cassels regarding the draft exclusivity agreement. The financial advisors advised that given the passage of time since the commencement of Party 2's due diligence and based on financial analyses of Party 2 and given that Party 2 had not provided an indicative proposal or indicated any intention to provide such a proposal, it was unlikely that Party 2 would make an offer to acquire Kirkland that would be viewed as compelling relative to a merger with Agnico given the unique and meaningful synergies only available in a transaction with Agnico. The Kirkland Board approved the entering into of the exclusivity agreement, with an exclusivity period expiring on October 1, 2021. On September 16, 2021, Kirkland and Agnico entered into the Exclusivity Agreement.

On September 17, 2021, Kirkland received a term sheet from Party 1 regarding potential asset-level transactions that would include a 50/50 joint-venture ownership structure of the Detour Lake mine, with Party 1 as operator. In light of the terms of the Exclusivity Agreement, representatives of Kirkland responded to Party 1 and advised that Kirkland was not interested in pursuing discussions at that time.

On September 17, 2021, Agnico delivered an initial draft of the Merger Agreement to Kirkland for its review and comment.

On September 22 and September 25, 2021, the Kirkland Special Committee met with members of Kirkland's senior management as well as representatives from Cassels, Fasken, BMO Capital Markets, Maxit Capital and CIBC Capital Markets to discuss the draft Merger Agreement and ancillary agreements. Cassels and Fasken provided an overview of the key terms and issues identified in reviewing the initial drafts of the transaction documents. The Kirkland Special Committee and Kirkland's senior management discussed and considered the appropriate exchange ratio in the context of current trading activity and Kirkland's relative outperformance. Following discussions, the Kirkland Special Committee provided instructions on certain key issues and Kirkland delivered revised drafts of the Merger Agreement to Agnico.

On September 24 and September 26, 2021, representatives of Kirkland's senior management and representatives of Cassels and Fasken met with representatives of Agnico's senior management and representatives of Davies to discuss key issues relating to the Merger Agreement.

Between September 24 and September 26, 2021, Mr. Makuch and Mr. Boyd discussed the exchange ratio in the context of current trading activity and, at the direction of the Special Committee, Mr. Makuch proposed an increased exchange ratio whereby Kirkland Shareholders would own 46% of the combined company on completion of the proposed transaction.

On the morning of September 27, 2021, Mr. Makuch and Mr. Boyd had a telephone call to discuss the status of negotiations and the increased exchange ratio. Following the close of markets on September 27, 2021, Mr. Boyd confirmed Agnico's agreement to an increased exchange ratio such that Kirkland Shareholders would own 46% of the combined company on completion of the proposed transaction, implying an exchange ratio 0.7935 of an Agnico Share for each Kirkland Share.

Early in the evening of September 27, 2021, the Kirkland Special Committee met with the full Kirkland Board and Kirkland's senior management, together with representatives of Cassels, Fasken, BMO Capital Markets, Maxit Capital and CIBC Capital Markets, to review and consider the terms of the Merger Agreement. Representatives of Kirkland's senior management, Cassels and Fasken reported on the most recent revisions that had been made to the draft Merger Agreement and the ancillary agreements and the Kirkland Special Committee was provided with the opportunity to ask questions of Kirkland's senior management and of the legal and financial advisors. The Kirkland Special Committee received a presentation from CIBC Capital Markets regarding, among other things, an analysis of the relative values of the Parties and an overview of the potential synergies. Following the presentation, the remainder of the Kirkland Board, Kirkland's senior management and representatives of Cassels, BMO Capital Markets and Maxit Capital were excused from the meeting and the Kirkland Special Committee authorized representatives of Kirkland's senior management to continue to negotiate with Agnico with a view to finalizing the terms of the Arrangement and the Merger Agreement and resolved to reconvene following the resolution of certain final outstanding points.

Later in the evening of September 27, 2021, the Kirkland Special Committee met with the full Kirkland Board and Kirkland's senior management, together with representatives of Cassels, Fasken, BMO Capital Markets, Maxit Capital and CIBC Capital Markets, to discuss the final outstanding points in the Merger Agreement. Cassels and Fasken reported on the most recent revisions that had been made to the draft Merger Agreement, following which CIBC Capital Markets provided its oral fairness opinion, which was subsequently confirmed by delivery of a written opinion, that, as of September 27, 2021, and subject to the assumptions, limitations, and qualifications set out therein, the Exchange Ratio is fair, from a financial point of view, to the Kirkland Shareholders. After discussion and consideration, including a review of the transaction terms, the CIBC Capital Markets Fairness Opinion and other relevant matters, the Kirkland Special Committee unanimously determined that the Arrangement and the entering into of the Merger Agreement are in the best interests of Kirkland and that the Consideration is fair to the Kirkland Shareholders and recommended to the Kirkland Board that the Kirkland Board approve the Arrangement and the entering into of the Merger Agreement and ancillary agreements, and recommend that Kirkland Shareholders vote in favour of the Arrangement.

Following the meeting of the Kirkland Special Committee, the Kirkland Board met to receive the report of the Kirkland Special Committee and to receive advice from its financial and legal advisors. Cassels reviewed the terms of the Merger Agreement and ancillary agreements to be entered into in connection with the Arrangement, and the Kirkland Board was provided with the opportunity to ask questions of Kirkland's senior management and of its legal and financial advisors. The Kirkland Board received oral fairness opinions from BMO Capital Markets and Maxit Capital, which were subsequently confirmed by delivery of written opinions, that, as of September 27, 2021, and subject to the assumptions, limitations, and qualifications set out therein, the Exchange Ratio is fair, from a financial point of view, to the Kirkland Shareholders. After a discussion and taking into consideration the unanimous recommendation of the Kirkland Special Committee, its own assessment of the transaction and the interests of Kirkland Shareholders, the BMO Fairness Opinion and the Maxit Capital Fairness Opinion and other relevant matters, the Kirkland Board unanimously determined that the Arrangement and the entering into of the Merger Agreement are in the best interests of Kirkland and that the Consideration is fair to the Kirkland Shareholders, unanimously approved Kirkland entering into the Merger Agreement and the ancillary agreements and unanimously resolved to recommend that Kirkland Shareholders vote in favour of the Arrangement.

Throughout the evening of September 27, 2021 and the morning of September 28, 2021, Kirkland and Agnico, assisted by their respective legal and financial advisors, finalized the terms of the Merger Agreement and other transaction documents. Kirkland and Agnico executed the Merger Agreement early in the morning on September 28, 2021 and jointly announced the Arrangement prior to markets opening on September 28, 2021.

Recommendation of the Agnico Board

The Agnico Board, having undertaken a thorough review of, and having carefully considered the terms of the Arrangement and the Merger Agreement, and after consulting with its financial and legal advisors, including having received and taken into account the Agnico Fairness Opinions and such other matters as it considered necessary and relevant, including the factors set out below under the headings "Reasons for the Arrangement" and "Additional Agnico Reasons", has unanimously determined that the Arrangement is in the best interests of Agnico and has authorized Agnico to enter into the Merger Agreement and all related agreements.

Accordingly, the Agnico Board has unanimously approved the Arrangement and the entering into by Agnico of the Merger Agreement and unanimously recommends that the Agnico Shareholders vote FOR the Agnico Resolution.

Recommendation of the Kirkland Special Committee

The Kirkland Special Committee, having undertaken a thorough review of, and having carefully considered the terms of the Arrangement and the Merger Agreement, and after consulting with management of Kirkland and its independent financial and legal advisors, including having received and taken into account the CIBC Capital Markets Fairness Opinion and such other matters as it considered necessary and relevant, including the factors set out below under the headings "Reasons for the Arrangement" and "Additional Kirkland Reasons", unanimously recommended to the Kirkland Board that the Kirkland Board determine that the Arrangement is in the best interest of Kirkland and that the Consideration is fair to the Kirkland Shareholders and that the Kirkland Board authorize Kirkland to enter into the Merger Agreement and all related agreements and recommend that Kirkland Shareholders vote in favour of the Arrangement Resolution.

Recommendation of the Kirkland Board

The Kirkland Board, having undertaken a thorough review of, and having carefully considered the terms of the Arrangement and the Merger Agreement, and after consulting with its financial and legal advisors, including having received and taken into account the Kirkland Fairness Opinions, the unanimous recommendation of the Kirkland Special Committee and such other matters as it considered necessary and relevant, including the factors set out below under the headings "Reasons for the Arrangement" and "Additional Kirkland Reasons", has unanimously determined that the Arrangement is in the best interests of Kirkland and that the Consideration is fair to the Kirkland Shareholders and authorized Kirkland to enter into the Merger Agreement and all related agreements.

Accordingly, the Kirkland Board has unanimously approved the Arrangement and the entering into by Kirkland of the Merger Agreement and unanimously recommends that the Kirkland Shareholders vote FOR the Arrangement Resolution.

Reasons for the Arrangement

In making their respective recommendations, the Agnico Board and the Kirkland Board have reviewed and considered a number of factors relating to the Arrangement, including those listed below, with the benefit of advice from their respective senior management teams and financial and legal advisors, and, in the case of the Kirkland Board, the recommendation of the Kirkland Special Committee. The following is a summary of the principal reasons for the respective recommendations of the Agnico Board and the Kirkland Board:

  Creating a World-Leading Senior Gold Producer. The Arrangement will create the Combined Company, which will be a high-quality senior gold producer with the lowest all-in sustaining cost per ounce of gold, highest EBITDA margin and lowest-risk portfolio of operating mines among its Senior Gold Peers. The Combined Company is expected to produce approximately 3.4 million of ounces of gold in 2021 on a pro forma basis.

  Enhances Position in one of the Most Prolific and Prospective Gold Regions in the World. The Combined Company is expected to be Canada's leading gold producer, with anticipated production in the country of approximately 2.5 million ounces of gold in 2021, or approximately 75% of 3.4 million ounces of total expected gold production, on a pro forma basis. The combined portfolio will be anchored by high-quality gold production in Ontario, Quebec and Nunavut in Canada, as well as at the Fosterville Mine in Victoria, Australia, Kittila in the Lapland region of Northern Finland and Pinos Altos and La India in Northern Mexico.

  Unique Synergies to Drive Significant Value Creation.

    The combination of Agnico and Kirkland creates a unique opportunity to unlock significant operational, development and strategic synergies along the Abitibi-Kirkland Lake corridor and to leverage sector-leading technical expertise to create additional value across the portfolio.

    The Combined Company is expected to generate over $0.8 billion and $2 billion in pre-tax synergies and optimization benefits over the next five and ten years, respectively, including:

      approximately $145 million over five years and $320 million over 10 years in corporate synergies, including head office general and administrative expenses, offices, payroll, legal and other;

      approximately $130 million per year, $440 million over five years and $1.1 billion over 10 years in operational synergies, including procurement, warehousing, logistics, processing, centralized control, data management and accelerated innovation and other; and

      approximately $240 million over five years and $590 million over 10 years in strategic optimization, including optimizing and consolidating infrastructure, project improvement (for example, Upper Beaver, Upper Canada and Amalgamated Kirkland) and sharing of best practices.

    While substantially unquantified, the Arrangement also offers significant potential for more efficient sharing of established competencies developed individually by Kirkland and Agnico, as well as significant opportunity to successfully innovate as operations are modernized.

  Maintain a Strong Leadership Team with a Proven Track-Record. The Combined Company will benefit from the combination of two strong management teams with proven track-records of growing per share value in key metrics such as production, mineral reserves, cash flow and net asset value.

  Unparalleled Track Record of Growing Mineral Reserves and Mineral Resources. The Arrangement will combine the only two companies among the Senior Gold Peers to have grown mineral reserves and production per share over the last 10 years through consistent investment in exploration and value-added acquisitions.

  Industry-Leading ESG with Ability to make Long-Term ESG Investments. The Combined Company is positioned to be a leader in ESG initiatives, with one of the lowest greenhouse gas emission rates per ounce, and will have an enhanced ability, through the sharing of established competencies, joined forces on innovation and scale, to be a more effective collaborator with key suppliers, government and communities, and to become net zero by 2050 or sooner.

  Enhances and Adds Flexibility to an Attractive Minesite and Project Pipeline. The Arrangement will combine a robust pipeline of growth projects and exploration opportunities. These projects are located in existing mining camps and are expected to drive manageable, relatively low-risk, high-return production growth over the next decade and more. For example, there is an opportunity to develop Agnico's Kirkland Lake area greenfield development assets, with the benefit of Kirkland's established infrastructure at the Macassa Mine and the Holt Complex.

  Provides the Financial Strength to Increase Capital Distributions to Shareholders While Investing in Growth Projects. The increased financial strength of the Combined Company is expected to provide enhanced financial flexibility to fund both the robust pipeline of growth projects and to build on a proven track record of growing sustainable capital returns to shareholders while also maintaining a strong investment-grade balance sheet.

  Comprehensive Arm's Length Negotiations. The terms of the Merger Agreement and the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of Agnico's and Kirkland's respective legal counsel and financial advisors.

  Stakeholder Analysis. The terms of the Merger Agreement treat all stakeholders of Agnico and Kirkland, respectively, equitably and fairly.

  Shareholder and Court Approval. The Arrangement is subject to the following shareholder and court approvals, which protect Agnico Shareholders and Kirkland Shareholders:

    the Arrangement Resolution requires approval of at least two-thirds of the votes cast by Kirkland Shareholders present (virtually) or represented by proxy and entitled to vote at the Kirkland Meeting;

    the Agnico Resolution requires the approval of at least a simple majority of the votes cast by Agnico Shareholders present (virtually) or represented by proxy and entitled to vote at the Agnico Meeting; and

    the Arrangement is subject to a determination of the Court that the Arrangement is fair and reasonable, both procedurally and substantively, to Kirkland Shareholders and other affected Persons.

  Regulatory Approvals. The likelihood that the transaction will receive the Key Regulatory Approvals under applicable Laws, based on the advice of the Parties' legal and other advisors in connection with such Key Regulatory Approvals.

  Ability to Close. Each of Agnico and Kirkland believes that the Parties are committed to completing the Arrangement, has a proven track record of completing deals, and anticipates that the Parties will be able to complete the Arrangement, in accordance with the terms of the Merger Agreement, within a reasonable time and in any event prior to the Outside Date.

  Superior Proposals. The Merger Agreement permits the Agnico Board and the Kirkland Board, in the exercise of their respective fiduciary duties, to respond, prior to the Agnico Meeting and the Kirkland Meeting, to certain unsolicited acquisition proposals that are more favourable, from a financial point of view, to Agnico Shareholders or Kirkland Shareholders, as the case may be, than the Arrangement.

  Support of Directors and Officers. Directors and officers of Agnico and Kirkland have entered into the Agnico Support and Voting Agreements and the Kirkland Support and Voting Agreements with Kirkland and Agnico, respectively, pursuant to which, and subject to the terms thereof, they have agreed, among other things, to vote their Agnico Shares in favour of the Agnico Resolution and to vote their Kirkland Shares in favour of the Arrangement Resolution, as applicable.

See "Information Concerning the Combined Company Following the Arrangement" for further information concerning Agnico following completion of the Arrangement.

Additional Agnico Reasons

In addition to the factors listed above in "Reasons for the Arrangement", the Agnico Board also considered and relied upon the following factors in making its recommendation to Agnico Shareholders:

  Participation in Future Growth. Agnico Shareholders will participate in future increases in the value of the Combined Company and the opportunities associated with the Combined Company's assets and properties. Following completion of the Arrangement, Agnico Shareholders prior to the combination are expected to own approximately 54% of the common shares of the Combined Company on a non-diluted basis, based on the number of securities of Kirkland and Agnico issued and outstanding as of September 27, 2021.

  TD Securities Fairness Opinion. The TD Securities Fairness Opinion provided to the Agnico Board to the effect that, as of September 27, 2021 and based upon the assumptions, limitations and qualifications set out therein, the Consideration to be paid by Agnico to the Kirkland Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Agnico.

  BofA Securities Fairness Opinion. The BofA Securities Fairness Opinion provided to the Agnico Board to the effect that, as of September 27, 2021 and based upon the assumptions, limitations and qualifications set out therein, the Exchange Ratio provided for in the Arrangement is fair from a financial point of view to Agnico.

  Advice from Trinity Advisors. Agnico engaged Trinity Advisors to provide financial advice in connection with the Arrangement and the Agnico Board relied on such advice in its assessment of the Arrangement.

  Review by Agnico Board. The terms of the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of Agnico's legal counsel, and in the judgment of the Agnico Board relying on financial, legal and other advisors and discussions with management and their review of the Agnico Fairness Opinions, the Exchange Ratio and the Consideration to be paid to the Kirkland Shareholders is fair from a financial point of view to Agnico.

  Other Factors. The Agnico Board also considered the Arrangement with reference to the financial condition and results of operations of Agnico, as well as its prospects, strategic alternatives and competitive position, including the risks involved in achieving those prospects and following those alternatives in light of current market conditions and Agnico's financial position.

In coming to its determinations and recommendations with respect to the Arrangement, the Agnico Board also considered a number of potential risks and potential negative factors, which the Agnico Board concluded were outweighed by the positive substantive and procedural factors of the Arrangement described above, including the following:

  the risks to Agnico if the Arrangement is not completed, including the costs to Agnico in pursuing the Arrangement, the significant attention required of management to implement the Arrangement, restrictions on the conduct of Agnico's business prior to completion of the Arrangement, and the potential impact on Agnico's current business operations and relationships (including with current and prospective employees, customers, distributors, suppliers and partners);

  the risks associated with obtaining the Key Regulatory Approvals, including the potential impact on Agnico's current business operations and relationships (including with current and prospective employees, customers, distributors, suppliers and partners) given the length of time that may be required to obtain the Key Regulatory Approvals;

  conditions to Kirkland's obligation to complete the Arrangement and the right of Kirkland to terminate the Merger Agreement under certain circumstances; and

  the limitations contained in the Merger Agreement on Agnico's ability to solicit interest from third parties and the fact that if the Merger Agreement is terminated under certain circumstances, Agnico must pay the Termination Amount to Kirkland.

Due to the wide variety of factors and information considered in connection with its evaluation of the Arrangement, the Agnico Board did not find it practicable to, and therefore did not, quantify or otherwise attempt to assign any relative weight to each specific factor or item of information considered in reaching its conclusions and recommendation. In addition, individual members of the Agnico Board may have given different weight to various factors or items of information.

The Agnico Board's reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See "Joint Management Information Circular - Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors".

Additional Kirkland Reasons

In addition to the factors listed above in "Reasons for the Arrangement", the Kirkland Board also considered and relied upon the following factors in making its recommendation to Kirkland Shareholders:

  Participation in Future Growth. Kirkland Shareholders will receive Agnico Shares pursuant to the Arrangement and thereby will have the opportunity to participate in future increases in the value of the Combined Company and the opportunities associated with the Combined Company's assets and properties. Following completion of the Arrangement, Former Kirkland Shareholders are expected to own approximately 46% of the common shares of the Combined Company on a non-diluted basis, based on the number of securities of Kirkland and Agnico issued and outstanding as of September 27, 2021.

  CIBC Capital Markets Fairness Opinion. The CIBC Capital Markets Fairness Opinion provided to the Kirkland Special Committee to the effect that, as of September 27, 2021 and based upon the assumptions, limitations and qualifications set out therein, the Exchange Ratio is fair, from a financial point of view, to the Kirkland Shareholders. None of the fees payable to CIBC Capital Markets are contingent on completion of the Arrangement.

  BMO Capital Markets Fairness Opinion. The BMO Capital Markets Fairness Opinion provided to the Kirkland Board to the effect that, as of September 27, 2021 and based upon the assumptions, limitations and qualifications set out therein, the Exchange Ratio pursuant to the Arrangement is fair from a financial point of view to the Kirkland Shareholders.

  Maxit Capital Fairness Opinion. The Maxit Capital Fairness Opinion provided to the Kirkland Board to the effect that, as of September 27, 2021 and based upon the assumptions, limitations and qualifications set out therein, the Exchange Ratio is fair, from a financial point of view, to the Kirkland Shareholders.

  Role of Special Committee. The Arrangement was reviewed and evaluated by the Kirkland Special Committee, comprised of members of the Kirkland Board who are independent of Agnico and of management of Kirkland. In addition, the terms of the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of its separate legal counsel and financial advisor. Following consultation with its legal and financial advisor and receipt of the CIBC Capital Markets Fairness Opinion, the Kirkland Special Committee unanimously recommended to the Kirkland Board that the Kirkland Board: (a) determine that the Arrangement is in the best interests of Kirkland and the Consideration is fair to the Kirkland Shareholders; and (b) approve the Merger Agreement and recommend that Kirkland Shareholders vote in favour of the Arrangement Resolution.

  Strategic Alternative Process. The Kirkland Board has periodically reviewed a range of strategic alternatives for creating shareholder value, and in the ordinary course of business Kirkland has had regular engagement with several industry peers in that regard, including other potential transactions. During the summer of 2021, Kirkland and its financial advisors provided due diligence access in connection with a potential change of control transaction with two of the most logical prospective counterparties, did not receive any compelling offers and determined that the Arrangement was the best way to maximize value for Kirkland Shareholders over the long term in light of the significant synergies expected to be realized by the Combined Company. See "The Arrangement - Background to the Arrangement". The Kirkland Board reviewed and considered a number of factors relating to the Arrangement with the benefit of input from the Kirkland Special Committee and advice from Kirkland's senior management, BMO Capital Markets, CIBC Capital Markets, Maxit Capital and Kirkland's legal advisors. The opportunity to combine the Agnico and Kirkland businesses to create a new world-class gold producer was a compelling one that affords multiple opportunities to create sustained, long-term value for Kirkland Shareholders.

  Tax Deferred Roll-Over. The exchange of Kirkland Shares for Agnico Shares pursuant to the Arrangement will generally be a tax-deferred transaction for Canadian federal income tax purposes for Kirkland Shareholders who are resident in Canada and who do not elect to report a capital gain or loss on their Canadian federal income tax return in respect of the Arrangement, subject to the assumptions, qualifications and discussion under the heading "Income Tax Considerations - Certain Canadian Federal Income Tax Considerations". The exchange of Kirkland Shares for Agnico Shares pursuant to the Arrangement is also intended to qualify for tax-deferred treatment for U.S. federal income tax purposes for certain U.S. Holders of Kirkland Shares, subject to the assumptions, qualifications and discussion under the heading "Income Tax Considerations - Certain United States Federal Income Tax Considerations". While the exchange of Kirkland Shares for Agnico Shares pursuant to the Arrangement will generally result in a "CGT event" for Australian income tax purposes for Australian Holders, certain Australian Holders may be eligible to choose roll-over relief in certain circumstances, as discussed under the heading "Income Tax Considerations - Certain Australian Income Tax Considerations".

  Dissent Rights. Any Registered Kirkland Shareholders entitled to vote at the Kirkland Meeting may exercise Dissent Rights and receive fair value for their Kirkland Shares as determined by a Court, subject to strict compliance with all requirements applicable to the exercise of Dissent Rights.

  Other Factors. The Kirkland Board also considered the Arrangement with reference to the financial condition and results of operations of Kirkland, as well as its prospects, strategic alternatives and competitive position, including the risks involved in achieving those prospects and following those alternatives in light of current market conditions and Kirkland's financial position.

In coming to its determinations and recommendations with respect to the Arrangement, the Kirkland Board also considered a number of potential risks and potential negative factors, which the Kirkland Board concluded were outweighed by the positive substantive and procedural factors of the Arrangement described above, including the following:

  the risks to Kirkland if the Arrangement is not completed, including the costs to Kirkland in pursuing the Arrangement, the significant attention required of management to implement the Arrangement, restrictions on the conduct of Kirkland's business prior to completion of the Arrangement, and the potential impact on Kirkland's current business operations and relationships (including with current and prospective employees, customers, distributors, suppliers and partners);

  the risks associated with obtaining the Key Regulatory Approvals, including the potential impact on Kirkland's current business operations and relationships (including with current and prospective employees, customers, distributors, suppliers and partners) given the length of time that may be required to obtain the Key Regulatory Approvals;

  conditions to Agnico's obligation to complete the Arrangement and the right of Agnico to terminate the Merger Agreement under certain circumstances; and

  the limitations contained in the Merger Agreement on Kirkland's ability to solicit additional interest from third parties, as well as the fact that if the Merger Agreement is terminated under certain circumstances, Kirkland must pay the Termination Amount to Agnico.

Due to the wide variety of factors and information considered in connection with its evaluation of the Arrangement, the Kirkland Board did not find it practicable to, and therefore did not, quantify or otherwise attempt to assign any relative weight to each specific factor or item of information considered in reaching its conclusions and recommendation. In addition, individual members of the Kirkland Board may have given different weight to various factors or items of information.

The Kirkland Board's reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See "Joint Management Information Circular - Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors".

Kirkland Fairness Opinions

CIBC Capital Markets Fairness Opinion

CIBC Capital Markets was retained by the Kirkland Special Committee to act as its financial advisor in connection with the Arrangement. The engagement includes providing the Kirkland Special Committee with financial advisory services related to the Arrangement, including providing an opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the Kirkland Shareholders.

At a meeting of the Kirkland Special Committee held on September 27, 2021, CIBC Capital Markets orally delivered its opinion to the Kirkland Special Committee, which was subsequently confirmed in writing, to the effect that, as at the date thereof and based upon the assumptions, limitations and qualifications set out therein, the Exchange Ratio is fair, from a financial point of view, to the Kirkland Shareholders. The full text of the CIBC Capital Markets Fairness Opinion, setting out, among other things, the scope of review, assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the CIBC Capital Markets Fairness Opinion, is attached as Appendix F to this Circular. This summary of the CIBC Capital Markets Fairness Opinion is qualified in its entirety by reference to the full text of the opinion.

Pursuant to the terms of its engagement letter with CIBC Capital Markets dated August 30, 2021, Kirkland agreed to pay CIBC Capital Markets a fixed engagement fee and a fixed fee for rendering the CIBC Capital Markets Fairness Opinion (which is not contingent on the conclusions reached in the CIBC Capital Markets Fairness Opinion or the completion of the Arrangement). Kirkland has also agreed to reimburse CIBC Capital Markets for its reasonable out-of-pocket expenses incurred in connection with its services and to indemnify CIBC Capital Markets against certain liabilities that might arise out of its engagement. The payment of expenses is not dependent on the completion of the Arrangement.

The CIBC Capital Markets Fairness Opinion was prepared at the request of and for the information and assistance of the Kirkland Special Committee in connection with its consideration of the Arrangement. The CIBC Capital Markets Fairness Opinion is not a recommendation to any Kirkland Shareholder as to how to vote on the Arrangement Resolution or act on any matter relating to the Arrangement or a recommendation to the Kirkland Special Committee to enter into the Merger Agreement. The CIBC Capital Markets Fairness Opinion does not address any other aspect of the Arrangement and no opinion or view was expressed as to the relative merits of the Arrangement in comparison to other strategies or transactions that might be available to Kirkland or in which Kirkland might engage or as to the underlying business decision of Kirkland to proceed with or effect the Arrangement. The CIBC Capital Markets Fairness Opinion is only one factor that was taken into consideration by the Kirkland Special Committee in making its unanimous recommendation to the Kirkland Board that the Kirkland Board determine that the Arrangement is in the best interest of Kirkland and that the Consideration is fair to the Kirkland Shareholders, that the Kirkland Board authorize Kirkland to enter into the Merger Agreement and all related agreements and recommend that Kirkland Shareholders vote in favour of the Arrangement Resolution. See "The Arrangement - Reasons for the Arrangement". Neither CIBC Capital Markets nor any of its affiliates is an insider, associate or affiliate (as such terms are defined in applicable Canadian Securities Laws) of Agnico or Kirkland or any of their respective associates or affiliates.

The Kirkland Special Committee and the Kirkland Board urges Kirkland Shareholders to review the CIBC Capital Markets Fairness Opinion carefully and in its entirety. See Appendix F of this Circular.

BMO Capital Markets Fairness Opinion

BMO Capital Markets was retained by Kirkland to act as one of its financial advisors in connection with the Arrangement. The engagement includes providing Kirkland with financial advisory and investment banking services related to the Arrangement, including providing an opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the Kirkland Shareholders.

At a meeting of the Kirkland Board held on September 27, 2021, BMO Capital Markets orally delivered its opinion to the Kirkland Board, which was subsequently confirmed in writing, to the effect that, as at the date thereof and based upon the assumptions, limitations and qualifications set out therein, the Exchange Ratio pursuant to the Arrangement is fair from a financial point of view to the Kirkland Shareholders. The full text of the BMO Capital Markets Fairness Opinion, setting out, among other things, the scope of review, assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the BMO Capital Markets Fairness Opinion, is attached as Appendix G to this Circular. This summary of the BMO Capital Markets Fairness Opinion is qualified in its entirety by reference to the full text of the opinion.

Pursuant to the terms of its engagement letter with BMO Capital Markets dated effective March 26, 2021, Kirkland agreed to pay BMO Capital Markets a fixed fee for rendering the BMO Capital Markets Fairness Opinion (which is not contingent on the conclusions reached in the BMO Capital Markets Fairness Opinion or the completion of the Arrangement) and an additional fee that is contingent on completion of the Arrangement. Kirkland has also agreed to reimburse BMO Capital Markets for its reasonable out-of-pocket expenses incurred in connection with its services and to indemnify BMO Capital Markets against certain liabilities that might arise out of its engagement. The payment of expenses is not dependent on the completion of the Arrangement.

The BMO Capital Markets Fairness Opinion was prepared at the request of and for the information and assistance of the Kirkland Board in connection with its consideration of the Arrangement. The BMO Capital Markets Fairness Opinion is not a recommendation to any Kirkland Shareholder as to how to vote on the Arrangement Resolution or act on any matter relating to the Arrangement or a recommendation to the Kirkland Board to enter into the Merger Agreement. The BMO Capital Markets Fairness Opinion does not address any other aspect of the Arrangement and no opinion or view was expressed as to the relative merits of the Arrangement in comparison to other strategies or transactions that might be available to Kirkland or in which Kirkland might engage or as to the underlying business decision of Kirkland to proceed with or effect the Arrangement. The BMO Capital Markets Fairness Opinion is only one factor that was taken into consideration by the Kirkland Board in approving the terms of the Merger Agreement and all related agreements and making its unanimous determination that the Arrangement is in the best interests of Kirkland and that the Consideration is fair to the Kirkland Shareholders and to recommend that the Kirkland Shareholders vote in favour of the Arrangement Resolution. See "The Arrangement - Reasons for the Arrangement". Neither BMO Capital Markets nor any of its affiliates is an insider, associate or affiliate (as such terms are defined in applicable Canadian Securities Laws) of Agnico or Kirkland or any of their respective associates or affiliates.

The Kirkland Board urges Kirkland Shareholders to review the BMO Capital Markets Fairness Opinion carefully and in its entirety. See Appendix G of this Circular.

Maxit Capital Fairness Opinion

Maxit Capital was retained by Kirkland to act as one of its financial advisors in connection with the Arrangement. The engagement includes providing Kirkland with financial advisory services related to the Arrangement, including providing an opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the Kirkland Shareholders.

At a meeting of the Kirkland Board held on September 27, 2021, Maxit Capital orally delivered its opinion to the Kirkland Board, which was subsequently confirmed in writing, to the effect that, as at the date thereof and based upon the assumptions, limitations and qualifications set out therein, the Exchange Ratio is fair, from a financial point of view, to the Kirkland Shareholders. The full text of the Maxit Capital Fairness Opinion, setting out, among other things, the scope of review, assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Maxit Capital Fairness Opinion, is attached as Appendix H to this Circular. This summary of the Maxit Capital Fairness Opinion is qualified in its entirety by reference to the full text of the opinion.

Pursuant to the terms of its engagement letter with Maxit Capital dated September 27, 2021, Kirkland agreed to pay Maxit Capital a fixed fee for rendering the Maxit Capital Fairness Opinion (which is not contingent on the conclusions reached in the Maxit Capital Fairness Opinion or the completion of the Arrangement) and an additional fee that is contingent on completion of the Arrangement. Kirkland has also agreed to reimburse Maxit Capital for its reasonable out-of-pocket expenses incurred in connection with its services and to indemnify Maxit Capital against certain liabilities that might arise out of its engagement. The payment of expenses is not dependent on the completion of the Arrangement.

The Maxit Capital Fairness Opinion was prepared at the request of and for the information and assistance of the Kirkland Board in connection with its consideration of the Arrangement. The Maxit Capital Fairness Opinion is not a recommendation to any Kirkland Shareholder as to how to vote on the Arrangement Resolution or act on any matter relating to the Arrangement or a recommendation to the Kirkland Board to enter into the Merger Agreement. The Maxit Capital Fairness Opinion does not address any other aspect of the Arrangement and no opinion or view was expressed as to the relative merits of the Arrangement in comparison to other strategies or transactions that might be available to Kirkland or in which Kirkland might engage or as to the underlying business decision of Kirkland to proceed with or effect the Arrangement. The Maxit Capital Fairness Opinion is only one factor that was taken into consideration by the Kirkland Board in approving the terms of the Merger Agreement and all related agreements and making its unanimous determination that the Arrangement is in the best interests of Kirkland and that the Consideration is fair to the Kirkland Shareholders and to recommend that the Kirkland Shareholders vote in favour of the Arrangement Resolution. See "The Arrangement - Reasons for the Arrangement" and "The Arrangement - Additional Kirkland Reasons". Neither Maxit Capital nor any of its affiliates is an insider, associate or affiliate (as such terms are defined in applicable Canadian Securities Laws) of Agnico or Kirkland or any of their respective associates or affiliates.

The Kirkland Board urges Kirkland Shareholders to review the Maxit Capital Fairness Opinion carefully and in its entirety. See Appendix H of this Circular.

Agnico Fairness Opinions

TD Securities Fairness Opinion

TD Securities was retained by Agnico to act as one of its financial advisors in connection with the Arrangement. The engagement includes providing Agnico with financial advisory services related to the Arrangement, including providing an opinion as to the fairness, from a financial point of view, to Agnico, of the Consideration to be paid by Agnico to the Kirkland Shareholders pursuant to the Arrangement.

At a meeting of the Agnico Board held on September 27, 2021, TD Securities orally delivered its opinion to the Agnico Board, which was subsequently confirmed in writing, that, as at the date thereof and based upon the assumptions, limitations and qualifications set out therein, the Consideration to be paid by Agnico to the Kirkland Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Agnico. The full text of the TD Securities Fairness Opinion, setting out, among other things, the scope of review, assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the TD Securities Fairness Opinion, is attached as Appendix I to this Circular. This summary of the TD Securities Fairness Opinion is qualified in its entirety by reference to the full text of the opinion and Agnico Shareholders are urged to read the TD Securities Fairness Opinion in its entirety.

Pursuant to the terms of its engagement letter with TD Securities dated effective June 28, 2021, Agnico agreed to pay TD Securities fees for its services as a financial advisor, including a fixed fee for rendering the TD Securities Fairness Opinion (which is not contingent on the substance of or conclusions reached in the TD Securities Fairness Opinion or the completion of the Arrangement), a fixed fee upon the public announcement of the Arrangement and a fee that is contingent on completion of the Arrangement. Agnico has also agreed to reimburse TD Securities for its reasonable out-of-pocket expenses incurred in connection with its services and to indemnify TD Securities against certain liabilities that might arise out of its engagement. The payment of expenses is not dependent on the completion of the Arrangement.

The TD Securities Fairness Opinion was prepared at the request of and for the information and assistance of the Agnico Board in connection with its consideration of the Arrangement. The TD Securities Fairness Opinion is not a recommendation to any Agnico Shareholder as to how to vote on the Agnico Resolution or act on any matter relating to the Arrangement. The TD Securities Fairness Opinion does not address any other aspect of the Arrangement and no opinion or view was expressed as to the relative merits of the Arrangement in comparison to other strategies or transactions that might be available to Agnico or in which Agnico might engage or as to the underlying business decision of Agnico to proceed with or effect the Arrangement. The TD Securities Fairness Opinion is only one factor that was taken into consideration by the Agnico Board in approving the terms of the Merger Agreement and the Plan of Arrangement and making its unanimous determination that the Arrangement is in the best interests of Agnico and to recommend that the Agnico Shareholders vote in favour of the Agnico Resolution. See "The Arrangement - Reasons for the Arrangement" and "The Arrangement - Additional Agnico Reasons". Neither TD Securities nor any of it affiliates is an insider, associate or affiliate (as such terms are defined in applicable Canadian Securities Laws) of Agnico or Kirkland or any of their respective associates or affiliates.

The Agnico Board urges Agnico Shareholders to review the TD Securities Fairness Opinion carefully and in its entirety. See Appendix I of this Circular.

BofA Securities Fairness Opinion

Agnico has retained BofA Securities to act as a financial advisor to Agnico in connection with the Arrangement. BofA Securities is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Agnico selected BofA Securities to act as a financial advisor to Agnico in connection with the Arrangement on the basis of BofA Securities' experience in transactions similar to the Arrangement, its reputation in the investment community and its familiarity with Agnico and its business.

On September 27, 2021, at a meeting of the Agnico Board held to evaluate the Arrangement, BofA Securities delivered to the Agnico Board an oral opinion, which was confirmed by delivery of a written opinion dated September 27, 2021, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its opinion, the Exchange Ratio provided for in the Arrangement is fair, from a financial point of view, to Agnico.

The full text of the BofA Securities Fairness Opinion to the Agnico Board, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Appendix J of this Circular and is incorporated by reference herein in its entirety. The following summary of the BofA Securities Fairness Opinion is qualified in its entirety by reference to the full text of the opinion. BofA Securities delivered the BofA Securities Fairness Opinion to the Agnico Board for the benefit and use of the Agnico Board (in its capacity as such) in connection with and for purposes of its evaluation of the fairness of the Exchange Ratio from a financial point of view. The BofA Securities Fairness Opinion does not address any other aspect of the Arrangement and no opinion or view was expressed as to the relative merits of the Arrangement in comparison to other strategies or transactions that might be available to Agnico or in which Agnico might engage or as to the underlying business decision of Agnico to proceed with or effect the Arrangement. The BofA Securities Fairness Opinion does not address any other aspect of the Arrangement and does not constitute a recommendation to any securityholder as to how to vote or act in connection with the Arrangement or any other matter.

In connection with rendering the BofA Securities Fairness Opinion, BofA Securities, among other things:

  reviewed certain publicly available business and financial information relating to Agnico and Kirkland;

  reviewed certain internal financial and operating information with respect to the business, operations and prospects of Kirkland furnished to or discussed with BofA Securities by the management of Kirkland, including certain financial forecasts relating to Kirkland prepared by the management of Kirkland, referred to herein as the Kirkland management forecasts;

  reviewed an alternative version of the Kirkland management forecasts incorporating certain adjustments thereto made by the management of Agnico, referred to herein as the adjusted Kirkland management forecasts, and discussed with the management of Agnico its assessments as to the relative likelihood of achieving the future financial results reflected in the Kirkland management forecasts and the adjusted Kirkland management forecasts;

  reviewed certain internal financial and operating information with respect to the business, operations and prospects of Agnico furnished to or discussed with BofA Securities by the management of Agnico, including certain financial forecasts relating to Agnico prepared by the management of Agnico, referred to herein as the Agnico management forecasts;

  reviewed certain estimates as to the amount and timing of cost savings, inclusive of the costs to achieve such cost savings, anticipated by the management of Agnico to result from the Arrangement, referred to herein as the synergies;

  discussed the past and current business, operations, financial condition and prospects of Kirkland with members of senior managements of Agnico and Kirkland, and discussed the past and current business, operations, financial condition and prospects of Agnico with members of senior management of Agnico;

  reviewed the potential pro forma financial impact of the Arrangement on the future financial performance of Agnico;

  reviewed the trading histories for Agnico Shares and Kirkland Shares and a comparison of such trading histories with each other and with the trading histories of other companies BofA Securities deemed relevant;

  compared certain financial and stock market information of Agnico and Kirkland with similar information of other companies BofA Securities deemed relevant;

  compared certain financial terms of the Arrangement to financial terms, to the extent publicly available, of other transactions BofA Securities deemed relevant;

  reviewed the relative financial contributions of Agnico and Kirkland to the future financial performance of the Combined Company on a pro forma basis;

  reviewed a draft, dated September 27, 2021, of the Merger Agreement; and

  performed such other analyses and studies and considered such other information and factors as BofA Securities deemed appropriate.

In arriving at its opinion, BofA Securities assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the management of Agnico that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Kirkland management forecasts, BofA Securities was advised by Agnico, and assumed, that they were reasonably prepared on bases reflecting the best then currently available estimates and good faith judgments of the management of Kirkland as to the future financial performance of Kirkland. With respect to the adjusted Kirkland management forecasts, the Agnico management forecasts and the synergies, BofA Securities assumed, at the direction of Agnico, that they were reasonably prepared on bases reflecting the best then currently available estimates and good faith judgments of the management of Agnico as to the future financial performance of Kirkland and Agnico and the other matters covered thereby and, based on the assessments of the management of Agnico as to the relative likelihood of achieving the future financial results reflected in the Kirkland management forecasts and the adjusted Kirkland management forecasts, BofA Securities relied, at the direction of Agnico, on the adjusted Kirkland management forecasts for purposes of its opinion. BofA Securities relied, at the direction of Agnico, on the assessments of the management of Agnico as to Agnico's ability to achieve the synergies and was advised by Agnico, and assumed, that the synergies will be realized substantially in the amounts and at the times projected. BofA Securities has not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Agnico, Kirkland or any other entity, nor has BofA Securities made any physical inspection of the properties or assets of Agnico, Kirkland or any other entity and BofA Securities assumed, with the consent of Agnico, that there were no material undisclosed liabilities of or relating to Agnico or Kirkland for which appropriate reserves or other provisions had not been made. BofA Securities has not evaluated the solvency or fair value of Agnico or Kirkland under any state, provincial, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Securities assumed, at the direction of Agnico, that the Arrangement would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Arrangement, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Agnico, Kirkland or the contemplated benefits of the Arrangement. BofA Securities also assumed, at the direction of Agnico, that the final executed Merger Agreement would not differ in any material respect from the draft Merger Agreement reviewed by BofA Securities.

BofA Securities expressed no view or opinion as to any terms or other aspects or implications of the Arrangement (other than the Exchange Ratio to the extent expressly specified in the BofA Securities Fairness Opinion), including, without limitation, the form or structure of the Arrangement or any terms, aspects or implications of any other arrangements, agreements or understandings that are or may be entered into in connection with or related to the Arrangement or otherwise. The BofA Securities Fairness Opinion was limited to the fairness, from a financial point of view, to Agnico of the Exchange Ratio provided for in the Arrangement and no opinion or view was expressed with respect to any consideration received in connection with the Arrangement by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Arrangement, or class of such persons, relative to the Exchange Ratio or otherwise. Furthermore, no opinion or view was expressed as to the relative merits of the Arrangement in comparison to other strategies or transactions that might be available to Agnico or in which Agnico might engage or as to the underlying business decision of Agnico to proceed with or effect the Arrangement. BofA Securities did not express any opinion as to what the value of Agnico Shares actually would be when issued or the prices at which Agnico Shares or Kirkland Shares would trade at any time, including following announcement or consummation of the Arrangement. BofA Securities also expressed no view or opinion with respect to, and relied, at the direction of Agnico, upon, the assessments of representatives of Agnico regarding, legal, regulatory, accounting, tax and similar matters relating to Agnico, Kirkland and the Arrangement as to which BofA Securities understood that Agnico obtained such advice as it deemed necessary from qualified professionals. In addition, BofA Securities expressed no opinion or recommendation as to how any securityholder should vote or act in connection with the Arrangement or any other matter. Except as described above, Agnico imposed no other limitations on the investigations made or procedures followed by BofA Securities in rendering the BofA Securities Fairness Opinion.

The BofA Securities Fairness Opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Securities as of, the date of the BofA Securities Fairness Opinion. It should be understood that subsequent developments may affect the BofA Securities Fairness Opinion, and BofA Securities does not have any obligation to update, revise or reaffirm its opinion. The issuance of the BofA Securities Fairness Opinion was approved by a fairness opinion review committee of BofA Securities.

The type and amount of consideration payable in the Arrangement was determined through negotiations between Agnico and Kirkland, rather than by any financial advisor, and was approved by the Agnico Board. The decision to enter into the Merger Agreement was solely that of the Agnico Board. As described above, the BofA Securities Fairness Opinion was only one of many factors considered by the Agnico Board in its evaluation of the proposed Arrangement and should not be viewed as determinative of the views of the Agnico Board or Agnico management with respect to the Arrangement or the Exchange Ratio.

BofA Securities will receive a fee for its services in connection with the Arrangement, portions of which were payable upon delivery of its opinion and announcement of the Arrangement, and a significant portion of which is contingent upon the consummation of the Arrangement. In addition, Agnico agreed to reimburse BofA Securities for its reasonable expenses incurred in connection with BofA Securities' engagement and to indemnify BofA Securities, its affiliates and each of their respective directors, officers, employees, agents and each other person controlling BofA Securities or any of its affiliates against specified liabilities.

BofA Securities and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Securities and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in the equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Agnico, Kirkland and certain of their respective affiliates.

BofA Securities and its affiliates in the past have provided, currently are providing, and in the future may provide investment banking, commercial banking and other financial services to Agnico and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including: (i) having acted or acting as a lender under certain letters of credit, credit facilities and other credit arrangements of Agnico and/or certain of its affiliates; (ii) having provided or providing certain commodity, derivatives, foreign exchange and other trading services to Agnico and/or certain of its affiliates; and (iii) having provided or providing certain treasury management products and services to Agnico and/or certain of its affiliates. In addition, BofA Securities and/or certain of its affiliates have maintained, currently are maintaining, and in the future may maintain, commercial (including vendor and/or customer) relationships with Agnico and/or certain of its affiliates. From September 1, 2019 through August 31, 2021, BofA Securities and its affiliates derived aggregate revenues from Agnico and certain of its affiliates of less than $1 million for investment and corporate banking services.

In addition, BofA Securities and its affiliates in the past have provided, currently are providing, and in the future may provide investment banking, commercial banking and other financial services to Kirkland and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services. From September 1, 2019 through August 31, 2021, BofA Securities and its affiliates derived aggregate revenues from Kirkland and certain of its affiliates of less than $1 million for investment and corporate banking services.

The Agnico Board urges Agnico Shareholders to review the BofA Securities Fairness Opinion carefully and in its entirety. See Appendix J of this Circular.

Support and Voting Agreements

Kirkland has entered into Agnico Support and Voting Agreements with certain directors and officers of Agnico, pursuant to which the Agnico Supporting Shareholders have agreed, among other things and subject to the terms and conditions of the Agnico Support and Voting Agreements, to vote their Agnico Shares in favour of the Agnico Resolution to approve the issuance of Agnico Shares in connection with the Arrangement. As at the Agnico Record Date, the Agnico Supporting Shareholders collectively beneficially owned or exercised control or direction over 588,412 Agnico Shares, representing approximately 0.24% of the issued and outstanding Agnico Shares.

The Agnico Support and Voting Agreements establish, among other things, the agreement of the Agnico Supporting Shareholders party thereto to: (i) not solicit, initiate, knowingly encourage or otherwise facilitate, engage or participate in, and cease and cause to be terminated, any negotiations or any discussions that constitute or could reasonably be expected to constitute or lead to, an Acquisition Proposal in respect of Agnico; (ii) vote their Agnico Shares (a) in favour of the approval of the Agnico Resolution and the transactions contemplated by the Merger Agreement (and any actions reasonably required for the consummation of the transactions contemplated in the Merger Agreement and all matters related thereto), and (b) against any Acquisition Proposal and/or any transaction or matter that could reasonably be expected to delay, prevent, frustrate or interfere with, the completion of the Arrangement or any transaction or matter related to the Arrangement or contemplated by the Merger Agreement; and (iii) not, without the prior written consent of Kirkland, sell, transfer, assign, pledge, hypothecate, encumber, grant a security interest in, gift or otherwise dispose of their Agnico Shares or enter into any agreement, arrangement or understanding in connection with any of the foregoing, other than pursuant to the Arrangement or any other transactions contemplated by the Merger Agreement or with respect to the sale of a portion of Agnico Shares issued upon vesting and exercise or settlement of the Agnico Equity Awards solely in order to satisfy any tax liabilities that arise in connection therewith.

The Agnico Support and Voting Agreements shall automatically terminate and be of no further force or effect upon the earliest to occur of: (i) the written agreement of Kirkland and the Agnico Supporting Shareholders party thereto; (ii) the Effective Time; and (iii) the Outside Date (as extended or amended by Agnico and/or Kirkland in accordance with the terms of the Merger Agreement). The Agnico Support and Voting Agreements may also be terminated by: (x) Kirkland if (A) any of the representations and warranties of the Agnico Supporting Shareholder contained therein is not true and correct in all material respects or (B) the Agnico Supporting Shareholder has not complied with its covenants to Kirkland contained therein in all material respects; (y) the Agnico Supporting Shareholder if (A) any of the representations and warranties of Kirkland contained therein is not true and correct in all material respects or (B) Kirkland has not complied with its covenants to the Agnico Supporting Shareholder contained therein in all material respects; or (z) either party in the event of an Agnico Change in Recommendation.

Agnico has entered into Kirkland Support and Voting Agreements with certain directors and officers of Kirkland, pursuant to which the Kirkland Supporting Shareholders have agreed, among other things and subject to the terms and conditions of the Kirkland Support and Voting Agreements, to vote their Kirkland Shares in favour of the Arrangement Resolution to approve the Arrangement. As at the Kirkland Record Date, the Kirkland Supporting Shareholders collectively beneficially owned or exercised control or direction over 139,626 Kirkland Shares, representing approximately 0.05% of the issued and outstanding Kirkland Shares.

The Kirkland Support and Voting Agreements establish, among other things, the agreement of the Kirkland Supporting Shareholders party thereto to: (i) not solicit, initiate, knowingly encourage or otherwise facilitate, engage or participate in, and cease and cause to be terminated, any negotiations or any discussions that constitute or could reasonably be expected to constitute or lead to, an Acquisition Proposal in respect of Kirkland; (ii) vote their Kirkland Shares (a) in favour of the approval of the Arrangement Resolution and the transactions contemplated by the Merger Agreement (and any actions reasonably required for the consummation of the transactions contemplated in the Merger Agreement and all matters related thereto), and (b) against any Acquisition Proposal and/or any transaction or matter that could reasonably be expected to delay, prevent, frustrate or interfere with, the completion of the Arrangement or any transaction or matter related to the Arrangement or contemplated by the Merger Agreement; and (iii) not, without the prior written consent of Agnico, sell, transfer, assign, pledge, hypothecate, encumber, grant a security interest in, gift or otherwise dispose of their Kirkland Shares or enter into any agreement, arrangement or understanding in connection with any of the foregoing, other than pursuant to the Arrangement or any other transactions contemplated by the Merger Agreement or with respect to the sale of a portion of Kirkland Shares issued upon vesting and exercise or settlement of the Kirkland Equity Awards solely in order to satisfy any tax liabilities that arise in connection therewith.

The Kirkland Support and Voting Agreements shall automatically terminate and be of no further force or effect upon the earliest to occur of: (i) the written agreement of Agnico and the Kirkland Supporting Shareholders party thereto; (ii) the Effective Time; and (iii) the Outside Date (as extended or amended by Agnico and/or Kirkland in accordance with the terms of the Merger Agreement). The Kirkland Support and Voting Agreements may also be terminated by: (x) Agnico if (A) any of the representations and warranties of the Kirkland Supporting Shareholder contained therein is not true and correct in all material respects or (B) the Kirkland Supporting Shareholder has not complied with its covenants to Agnico contained therein in all material respects; (y) the Kirkland Supporting Shareholder if (A) any of the representations and warranties of Agnico under the agreement is not true and correct in all material respects or (B) Agnico has not complied with its covenants to the Kirkland Supporting Shareholder contained therein in all material respects; or (z) either party in the event of a Kirkland Change in Recommendation.

The Agnico Supporting Shareholders and the Kirkland Supporting Shareholders are bound under the Agnico Support and Voting Agreements and Kirkland Support and Voting Agreements, respectively, solely in their capacity as holders of the subject securities and not in their capacity as directors, officers or employees of Agnico or Kirkland, respectively. Nothing in the Agnico Support and Voting Agreements and the Kirkland Support and Voting Agreements prevent the Agnico Supporting Shareholders or the Kirkland Supporting Shareholders, respectively, from taking in good faith any action necessary to discharge their fiduciary duties and other legal obligations in their capacity as a director or officer of Agnico or Kirkland, respectively and such actions shall not be a violation of their respective Support and Voting Agreement.

The foregoing is a summary of the material terms of the Support and Voting Agreements and is subject to, and qualified in its entirety by, the full text of the Support and Voting Agreements, the forms of which have been filed under Agnico's and Kirkland's their respective issuer profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Arrangement Mechanics

The following description of the Plan of Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as Appendix E to this Circular.

The purpose of the Arrangement is to effect the combination of the businesses of Agnico and Kirkland. Pursuant to the Merger Agreement, Agnico and Kirkland have agreed to complete the Arrangement pursuant to which, among other things, Agnico will acquire all of the issued and outstanding Kirkland Shares. Upon completion of the Arrangement, Kirkland will become a wholly-owned Subsidiary of Agnico.

If the Agnico Resolution is approved at the Agnico Meeting, the Arrangement Resolution is approved at the Kirkland Meeting, the Final Order approving the Arrangement is issued by the Court and the applicable conditions to completion of the Arrangement are satisfied or waived, the Arrangement will take effect commencing and effective as at the Effective Time, which is expected to be at 12:01 a.m. (Toronto time) on the Effective Date, which is expected occur in December 2021 or during the first quarter of 2022. Commencing and effective as at the Effective Time, each of the events set out below shall occur and shall be deemed to occur sequentially in the following order without any further authorization, act or formality on the part of any Person, unless stated otherwise:

1. each Kirkland Share held by a Dissenting Shareholder shall be, and shall be deemed to be, transferred by the holder thereof, free and clear of all Liens, to Kirkland for a debt claim against Kirkland (to be settled by Kirkland with its own available funds on hand and not funds directly or indirectly provided by Agnico or any Affiliate of Agnico) for the amount therefor determined under the Plan of Arrangement, and: (i) the name of such Dissenting Shareholder will be removed from the register of the Kirkland Shareholders maintained by or on behalf of Kirkland and such Kirkland Share will be cancelled and cease to be outstanding; and (ii) such Dissenting Shareholder will cease to be the holder of such Kirkland Share or to have any rights as a Kirkland Shareholder other than the right to be paid the fair value for such Kirkland Share as set out in the Plan of Arrangement;

2. each Kirkland Share outstanding immediately prior to the Effective Time (other than any Kirkland Share held by a Dissenting Shareholder and any Kirkland Shares held by Agnico or any of its Affiliates) shall be, and shall be deemed to be transferred by the holder thereof, free and clear of all Liens, to Agnico and, in consideration therefor, Agnico shall issue the Consideration for each Kirkland Share, subject to the Plan of Arrangement, and:

(i) the holders of such Kirkland Shares shall cease to be the holders of such Kirkland Shares and to have any rights as holders of such Kirkland Shares, other than the right to be paid the Consideration by Agnico in accordance with the Plan of Arrangement;

(ii) such holders' names shall be removed from the register of the Kirkland Shareholders maintained by or on behalf of Kirkland; and

(iii) Agnico shall be, and shall be deemed to be, the transferee of such Kirkland Shares, free and clear of all Liens, and shall be entered in the register of the Kirkland Shareholders maintained by or on behalf of Kirkland as the holder of such Kirkland Shares;

3. simultaneously with the steps set out in item 2 (above):

(i) each Kirkland Option (whether vested or unvested) outstanding immediately prior to the Effective Time shall be transferred by the holder thereof to Agnico in exchange for an Agnico Replacement Option exercisable to purchase from Agnico the number of Agnico Shares equal to the product of (A) the number of Kirkland Shares subject to the Kirkland Option immediately before the Effective Time, and (B) the Exchange Ratio, provided that if the foregoing would result in the issuance of a fraction of an Agnico Share on any particular exercise of Agnico Replacement Options, then the number of Agnico Shares otherwise issued shall be rounded down to the nearest whole number of Agnico Shares. The exercise price per Agnico Share subject to any such Agnico Replacement Option shall be an amount equal to the quotient of (X) the exercise price per Kirkland Share under the exchanged Kirkland Option immediately prior to the Effective Time divided by (Y) the Exchange Ratio (provided that the aggregate exercise price payable on any particular exercise of Agnico Replacement Options shall be rounded up to the nearest whole cent). It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the aforesaid exchange of options. Accordingly, and notwithstanding the foregoing, if required, the exercise price of an Agnico Replacement Option will be adjusted such that the In-The-Money Amount of the Agnico Replacement Option immediately after the exchange does not exceed the In-The-Money Amount of the Kirkland Option immediately before the exchange. All terms and conditions of an Agnico Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Kirkland Option for which it was exchanged, and shall be governed by the terms of the applicable Kirkland Legacy Option Plan and any document evidencing a Kirkland Option shall thereafter evidence and be deemed to evidence such Agnico Replacement Option;

(ii) each Kirkland RSU (whether vested or unvested) outstanding immediately prior to the Effective Time held by a holder shall remain outstanding in accordance with the terms of the Kirkland LTIP and, upon vesting of such Kirkland RSUs following the Effective Time, such Kirkland RSUs shall entitle the holder thereof to receive, pursuant to its terms in cash or shares in accordance with the terms of the Kirkland LTIP, a payment equal to the Market Price on the date of vesting of such number of Agnico Shares as is equal to (A) the number of Kirkland Shares subject to the Kirkland RSUs immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to the nearest whole number;

(iii) each Kirkland PSU (whether vested or unvested) outstanding immediately prior to the Effective Time held by a holder shall remain outstanding in accordance with the terms of the Kirkland LTIP and, upon vesting of such Kirkland PSUs following the Effective Time, such Kirkland PSUs shall entitle the holder thereof to receive, pursuant to its terms in cash or shares in accordance with the terms of the Kirkland LTIP, a payment equal to the Market Price on the date of vesting of such number of Agnico Shares as is equal to (A) the number of Kirkland Shares subject to the Kirkland PSUs immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to the nearest whole number, provided that the "payout factor" (as provided for under the Kirkland LTIP) following the Effective Time shall be adjusted by the Kirkland Board consistent with the terms of the Kirkland LTIP and shall be not less than the payout factor that would otherwise have applied to such Kirkland PSUs under the Kirkland LTIP as of the close of markets on September 24, 2021;

(iv) each Continuing Kirkland DSU (whether vested or unvested) outstanding immediately prior to the Effective Time held by a Continuing Kirkland Director shall remain outstanding in accordance with the terms of the Kirkland DSU Plan and, upon the redemption or settlement of such Continuing Kirkland DSUs following the Effective Time, such Continuing Kirkland DSUs shall entitle the Continuing Kirkland Director to receive, pursuant to the terms of the Kirkland DSU Plan, a cash payment equal to the Market Value on the date of redemption or settlement of such number of Agnico Shares as is equal to (A) the number of Kirkland Shares subject to the Continuing Kirkland DSUs immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to the nearest whole number; and

(v) each Kirkland DSU (whether vested or unvested), other than a Continuing Kirkland DSU, outstanding immediately prior to the Effective Time held by a holder shall be, and shall be deemed to be, transferred by such holder to Kirkland in exchange for a cash payment from Kirkland equal to the Fair Market Value immediately prior to the Effective Time (less any withholding or deduction on account of Taxes) and each such Kirkland DSU shall be immediately cancelled and (A) the holders of such Kirkland DSUs shall cease to be holders thereof and to have any rights as holders of such Kirkland DSUs, other than the right to receive the cash payment to which they are entitled, (B) such holders' names shall be removed from the register of Kirkland DSUs maintained by or on behalf of Kirkland, and (C) all agreements relating to the Kirkland DSUs (but excluding the Kirkland DSU Plan) shall be terminated and shall be of no further force and effect.

All Agnico Shares issued pursuant to the Arrangement will be, and will be deemed to be, validly issued and outstanding as fully paid and non-assessable shares.

Timing for Completion of the Arrangement

Subject to the provisions of the Merger Agreement, the Arrangement will become effective as of the Effective Time on the Effective Date, being the date on which all of the conditions to completion of the Arrangement as set out in the Merger Agreement (excluding any conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or waiver of those conditions) have been satisfied or waived in accordance with the Merger Agreement, all documents agreed to be delivered thereunder have been delivered to the satisfaction of the recipient, acting reasonably, and the Certificate of Arrangement having been issued by the Director.

If the Agnico Meeting and the Kirkland Meeting are held as scheduled and are not adjourned and/or postponed, the Agnico Shareholder Approval is obtained and the Kirkland Shareholder Approval is obtained, it is expected that Kirkland will apply for the Final Order approving the Arrangement on December 1, 2021. If the Final Order is obtained in a form and substance satisfactory to Agnico and Kirkland, and all other conditions set forth in the Merger Agreement are satisfied or waived by the applicable Party, Agnico and Kirkland expect the Effective Date to occur in December 2021 or during the first quarter of 2022 following the receipt of all required Regulatory Approvals and consents; however, it is not possible at this time to state with certainty when the Effective Date will occur as completion of the Arrangement may be delayed beyond this time if the conditions to completion of the Arrangement cannot be met on a timely basis.

Although Agnico's and Kirkland's objective is to have the Effective Date occur as soon as possible after the Agnico Meeting and the Kirkland Meeting, the Effective Date could be delayed for a number of reasons, including, but not limited to, an objection before the Court at the hearing of the application for the Final Order or any delay in obtaining any required Regulatory Approvals that remain outstanding, including the FIRB Approval. Agnico or Kirkland may determine not to complete the Arrangement without prior notice to or action on the part of Agnico Shareholders or Kirkland Shareholders. See "The Merger Agreement - Termination of the Merger Agreement".

Procedure for Exchange of Kirkland Shares for Agnico Shares and Letter of Transmittal

Agnico and Kirkland have appointed Computershare Investor Services Inc. to act as Depositary to handle the exchange of the Kirkland Shares for the Consideration. On the day immediately prior to the Effective Date, prior to the filing by Kirkland of the Articles of Arrangement with the Director, Agnico shall deposit in escrow with the Depositary sufficient Consideration Shares to satisfy the aggregate Consideration payable to Registered Kirkland Shareholders (other than Dissenting Shareholders) under the Arrangement and in accordance with the Plan of Arrangement, which Consideration Shares will be held by the Depositary as agent and nominee for such Registered Kirkland Shareholders for delivery to such Registered Kirkland Shareholders in accordance with the Plan of Arrangement.

For each Registered Kirkland Shareholder, accompanying this Circular is a Letter of Transmittal. Kirkland has enclosed an envelope with the Kirkland Meeting Materials in order to assist Kirkland Shareholders with returning Letters of Transmittal and related documents to the Depositary. Holders of Kirkland CDIs will not be provided with, and will not need to submit, a Letter of Transmittal. The Letter of Transmittal will also be available under Kirkland's issuer profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional copies of the Letter of Transmittal will also be available by contacting the Depositary by telephone at 1-514-982-7555 or toll free in North America at 1-800-564-6253 or by email at: corporateactions@computershare.com.

In order for a Registered Kirkland Shareholder (other than Dissenting Shareholders) to receive the Consideration Shares they are entitled to receive pursuant to the Arrangement, such Registered Kirkland Shareholder must deposit the certificate(s) or DRS Statement(s) representing his, her or its Kirkland Shares with the Depositary (at the address specified on the last page of the Letter of Transmittal). The Letter of Transmittal, properly completed and duly executed, together with all other documents and instruments referred to in the Letter of Transmittal or as reasonably required by the Depositary, must accompany all certificate(s) or DRS Statement(s) for Kirkland Shares deposited for payment pursuant to the Arrangement. Registered Kirkland Shareholders who do not have their certificate(s) representing their Kirkland Shares should refer to "The Arrangement - Lost Certificates" below.

The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully. In all cases, delivery of the Consideration Shares that a Registered Kirkland Shareholder is entitled to receive pursuant to the Arrangement will be made only after timely receipt by the Depositary of a duly completed and signed Letter of Transmittal, together with certificate(s) or DRS Statement(s) representing such Kirkland Shares and such other documents and instruments referred to in the Letter of Transmittal or as the Depositary may reasonably require. The Depositary will deliver the Consideration Shares that a Registered Kirkland Shareholder is entitled to received pursuant to the Arrangement in accordance with the instructions in the duly completed and signed Letter of Transmittal. Agnico reserves the right, if it so elects in its absolute discretion, to instruct the Depositary to waive any irregularity contained in any Letter of Transmittal received by the Depositary. As soon as practicable following the later of the Effective Date and the deposit of certificate(s) or DRS Statement(s) representing the Kirkland Shares, including the delivery of the duly completed and signed Letter of Transmittal and other corresponding documents required from the Kirkland Shareholder, the Depositary will deliver the Consideration Shares that a Registered Kirkland Shareholder is entitled to receive in accordance with the Plan of Arrangement and the instructions set forth in the Letter of Transmittal.

Only Registered Kirkland Shareholders are required to submit a Letter of Transmittal. The exchange of Kirkland Shares for the Consideration Shares in respect of any Non-Registered Kirkland Shareholder (other than a holder of Kirkland CDIs) is expected to be made with the Non-Registered Kirkland Shareholder's Intermediary account through the procedures in place for such purposes between CDS or DTC and such Intermediary, as applicable, with no further action required by the Non-Registered Kirkland Shareholder. Any Non-Registered Kirkland Shareholder whose Kirkland Shares are registered in the name of an Intermediary should contact that Intermediary if they have any questions regarding this process and to arrange for such Intermediary to complete the necessary steps to ensure that they receive the Consideration in respect of their Kirkland Shares.

The method used to deliver a Letter of Transmittal, any accompanying certificate(s) or DRS Statement(s) representing Kirkland Shares and any other accompanying documents or instruments, if any, is at the option and risk of the relevant Kirkland Shareholder. Delivery will be deemed effective only when such documents are actually received by the Depositary at the address set out in the Letter of Transmittal. Kirkland recommends that the necessary documentation be hand delivered to the Depositary and a receipt therefor be obtained; otherwise, the use of registered mail with return receipt requested, properly insured, is recommended.

Under no circumstances will interest accrue on the Consideration Shares that a Kirkland Shareholder is entitled to receive upon depositing certificate(s) or DRS Statement(s) representing Kirkland Shares pursuant to the Plan of Arrangement, or former holders of Kirkland Equity Awards, regardless of any delay in making such delivery.

From and after the Effective Time, each certificate or DRS Statement that immediately prior to the Effective Time represented one or more Kirkland Shares will be deemed to represent only the right to receive in exchange therefore the Consideration Shares the holder of such certificate or DRS Statement, as applicable, is entitled to received in accordance with the Plan of Arrangement, less any amounts withheld pursuant to the Plan of Arrangement.

Agnico applied to ASIC seeking the ASIC Relief or Requirements, which was obtained on October 27, 2021. See "Securities Law Matters - Australian Securities Law Considerations".

Procedure for Exchange of Kirkland CDIs for Agnico Shares

Holders of Kirkland CDIs are entitled to participate in the Plan of Arrangement. If the Arrangement Resolution is approved and implemented, holders of Kirkland CDIs will receive Consideration Shares at the Effective Time regardless of whether or not such holder provided an instruction to vote for or against the Arrangement. Following the Arrangement, the Agnico Shares will not be listed on the ASX.

Holders of Kirkland CDIs will not be provided with, and will not need to submit, a Letter of Transmittal. At the Effective Time, Kirkland CDI holders will cease to own Kirkland CDIs and will receive the applicable Consideration Shares for each Kirkland CDI held. Holders of Kirkland CDIs should contact Computershare Australia if they have any questions regarding this process.

Agnico applied to ASIC seeking the ASIC Relief or Requirements, which was obtained on October 27, 2021. See "Securities Law Matters - Australian Securities Law Considerations".

Cancellation of Rights

If any former Kirkland Shareholder fails to deliver to the Depositary the certificate(s) or DRS Statement(s), as applicable, representing the Kirkland Shares held by such Kirkland Shareholder, the Letter of Transmittal and any other certificates, documents or instruments required to be delivered to the Depositary under the Plan of Arrangement in order for such former Kirkland Shareholder to receive the Consideration which such former holder is entitled to receive pursuant to the Plan of Arrangement on or before the third anniversary of the Effective Date, then on the third anniversary of the Effective Date: (i) such former Kirkland Shareholder will be deemed to have donated and forfeited to Agnico or its successors, all such Consideration held by the Depositary in trust for such former holder to which such former holder is entitled; (ii) any certificate(s), DRS Statement(s) or other documentation representing Kirkland Shares formerly held by such former Kirkland Shareholder shall cease to represent a claim or any interest of any nature whatsoever and will be deemed to have been surrendered to Agnico and will be cancelled; (iii) any payment made by way of cheque and any other right or claim to payment under the Plan of Arrangement that remains outstanding will cease to represent a claim or any interest of any nature whatsoever and will be deemed to have been surrendered to Agnico and shall be paid over by the Depositary to Agnico or as directed by Agnico; and (iv) the Consideration Shares which such former Kirkland Shareholder was entitled to receive shall be automatically transferred to Agnico and the DRS Statement(s), documents or other instruments representing such Consideration Shares and shall be delivered by the Depositary to Agnico for cancellation and the interest of the former Kirkland Shareholder in such Consideration Shares shall be terminated.

None of the Parties, or any of their respective successors, will be liable to any Person in respect of any Consideration (including any consideration previously held by the Depositary in trust for any such Former Kirkland Shareholder) which is forfeited to Agnico or Kirkland or delivered to any public official pursuant to any applicable abandoned property, escheat or similar Law.

Accordingly, former Kirkland Shareholders who deposit with the Depositary any certificate(s) or DRS Statement(s) representing the Kirkland Shares held by such Kirkland Shareholder after the third anniversary of the Effective Date will not receive the Consideration or any other consideration in exchange therefore and will not own any interest in Kirkland, Agnico or the Combined Company and will not be paid any compensation.

No Fractional Shares

No fractional Agnico Shares will be issued to Kirkland Shareholders (including holders of Kirkland CDIs) under the Plan of Arrangement. Where the aggregate number of Agnico Shares to be issued to a Kirkland Shareholder pursuant to the Arrangement would result in a fraction of an Agnico Share being issuable, the number of Agnico Shares to be received by such Kirkland Shareholder shall be rounded down to the nearest whole Agnico Share without any compensation therefor.

Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Kirkland Shares in respect of which the holder was entitled to receive the Consideration Shares pursuant to the Arrangement is lost, stolen or destroyed, then, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall, upon receipt by the Depositary of a duly completed and executed Letter of Transmittal and any other documents the Depositary requires, deliver in exchange for such lost, stolen or destroyed certificate the Consideration to which such holder is entitled to receive in respect of the Kirkland Shares represented by such lost, stolen or destroyed certificate, pursuant to the Plan of Arrangement deliverable in accordance with such shareholder's duly completed and executed Letter of Transmittal. When authorizing such delivery or payment in exchange for any lost, stolen or destroyed certificate the holder to whom such Consideration is to be delivered will, as a condition precedent to the delivery of such Consideration Shares, give a bond satisfactory to Agnico and the Depositary, each acting reasonably, in such sum as Agnico may direct, against any claim that may be made against Agnico, Kirkland or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

Mail Service Interruptions

Notwithstanding the provisions of the Arrangement, the Circular and the Letter of Transmittal, DRS Statement(s) representing the Consideration Shares and any certificate(s) or DRS Statement(s) representing Kirkland Shares to be returned, if applicable, will not be mailed if Agnico determines that delivery thereof by mail may be delayed.

Persons entitled to DRS Statement(s), cheques and other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the Letter of Transmittal related thereto was deposited until such time as Agnico has determined that delivery by mail will no longer be delayed.

Notwithstanding the foregoing section, DRS Statement(s), cheques and other relevant documents not mailed for the foregoing reason will be conclusively delivered on the first day upon which they are available for delivery at the office of the Depositary at which the Kirkland Shares were deposited.

Withholding Rights

Agnico, Kirkland, the Depositary and any other Person that makes a payment under the Plan of Arrangement, as applicable, will be entitled to deduct or withhold (or cause to be deducted or withheld) from any amounts payable or otherwise deliverable to any Person pursuant to the Plan of Arrangement and from all dividends, distributions or other amounts otherwise payable to any former Kirkland Shareholders or holders of Kirkland Equity Awards, such amounts any of them are or may be required, entitled or permitted to deduct or withhold with respect to such amounts under the Tax Act, or any other provisions of any Laws. To the extent that any such amounts are so deducted or withheld, such amounts shall be treated for all purposes under the Plan of Arrangement as having been paid to the Person in respect of which such deduction or withholding was made, provided that such amounts are actually remitted to the appropriate Governmental Entity. Each of Agnico, Kirkland, the Depositary or any other Person that makes a payment under the Plan of Arrangement, as applicable, is authorized to sell or otherwise dispose, on behalf of a Person, such portion of any Consideration Shares or other security otherwise deliverable to such Person under the Plan of Arrangement, as is necessary to provide sufficient funds (after deducting commissions payable and other costs and expenses) to Agnico, Kirkland, the Depositary or such other Person, as the case may be, to enable it to comply with such deduction or withholding requirement and Agnico, Kirkland, the Depositary or such other Person, as applicable, shall notify such Person of such sale or other disposition and remit the applicable portion of the net proceeds of such sale or other disposition to the appropriate Governmental Entity and, if applicable, any portion of such net proceeds from such sale or other disposition that is not required to be so remitted shall be paid to such Person.

Treatment of Dividends

No dividends or other distributions declared or made after the Effective Time with respect to the Agnico Shares with a record date after the Effective Date will be delivered to the holder of any unsurrendered certificate(s) or DRS Statement(s) which, immediately prior to the Effective Time, represented outstanding Kirkland Shares, unless and until the holder surrenders such certificate(s) or DRS Statement(s) in exchange for the Consideration deliverable therefor pursuant to the terms of the Plan of Arrangement. Subject to applicable Law and the Plan of Arrangement, at the time of such surrender, there shall, in addition to the delivery of Consideration to which such Kirkland Shareholder is entitled pursuant to the Plan of Arrangement, be delivered to such holder, without interest, a cheque for the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Agnico Shares.

Adjustment of Consideration

If between the date of the Merger Agreement and the Effective Time: (a) Agnico declares or pays any dividend or other distribution on the Agnico Shares with a record date on or prior to the Effective Date, other than Agnico Permitted Dividends; (b) Kirkland pays any dividend or other distribution on the Kirkland Shares with a record date on or prior to the Effective Date, other than Kirkland Permitted Dividends; (c) Agnico changes the number of Agnico Shares issued and outstanding as a result of a reclassification, stock split (including a reverse stock split), recapitalization, subdivision, or other similar transaction; (d) Kirkland changes the number of Kirkland Shares issued and outstanding as a result of a reclassification, stock split (including a reverse stock split), recapitalization, subdivision, or other similar transaction, then, in each case, the Exchange Ratio, and any other dependent items set out in the Plan of Arrangement or in the Merger Agreement will be adjusted in the circumstances to eliminate the effects of such event and to provide to Agnico and Kirkland and their respective shareholders the same economic effect contemplated by the Merger Agreement and the Arrangement prior to the occurrence of such event.

In addition, if at the Effective Time, Agnico's or Kirkland's respective capitalization representations and warranties in the Merger Agreement are not true in any non-de minimis respect relating to the number of fully-diluted shares outstanding in respect of each Party, then in either case, to provide each Party and their respective shareholders the same economic effect as contemplated in the Merger Agreement and the Arrangement but for such representations and warranties not being true, and to reflect the same good faith mutual intent of the Parties as of the date of the Merger Agreement, the Parties have agreed that the Exchange Ratio and any other dependent item set out in the Merger Agreement, will be adjusted to eliminate the effects, and to the extent, of such representations and warranties being untrue.

Return of Kirkland Shares

If the Arrangement is not completed, any certificate(s) or DRS Statement(s) representing deposited Kirkland Shares will be returned to the depositing Kirkland Shareholder upon written notice to the Depositary from Agnico and Kirkland by returning the certificate(s) or DRS Statement(s) representing deposited Kirkland Shares (and any other relevant documents) by first class insured mail in the name of and to the address specified by the Kirkland Shareholder in the Letter of Transmittal or, if such name and address is not so specified, in such name and to such address as shown on the register of Kirkland Shares maintained by TSX Trust on behalf of Kirkland.

Expenses

Except as otherwise provided in the Merger Agreement, all out-of-pocket third party transaction expenses incurred in connection with the Merger Agreement and the transaction contemplated thereby, will be paid by the party incurring such expenses.

The estimated fees, costs and expenses to be incurred by Agnico with respect to the Arrangement and related matters including, without limitation, financial advisors' fees, filing fees, special committee, legal, accounting and other administrative and professional fees, proxy solicitation and public relations fees, the costs of preparing, printing and mailing this Circular and other related documents and run-off insurance, but excluding payments made by Agnico pursuant to the Arrangement, are anticipated to be approximately $40 million, based on certain assumptions.

The estimated fees, costs and expenses to be incurred by Kirkland with respect to the Arrangement and related matters including, without limitation, financial advisors' fees, filing fees, special committee, legal, accounting and other administrative and professional fees, proxy solicitation and public relations fees, the costs of preparing, printing and mailing this Circular and other related documents and run-off insurance, but excluding payments made by Kirkland pursuant to the Arrangement, are anticipated to be approximately $45 million, based on certain assumptions.

Shareholder Approvals

Agnico Shareholder Approval

Each Agnico Shareholder of record at the close of business on the Agnico Record Date will be entitled to vote on the Agnico Resolution. At the Agnico Meeting, Agnico Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, the Agnico Resolution authorizing the issuance of Agnico Shares in connection with the Arrangement, the full text of which is set out in Appendix A. The Agnico Resolution is required pursuant to section 611 of the TSX Company Manual, as the number of Agnico Shares to be issued to Kirkland Shareholders pursuant to the Arrangement exceeds 25% of the number of Agnico Shares issued and outstanding. In order to become effective, the Agnico Resolution must be approved by an affirmative vote of at least a simple majority of the votes cast on such resolution by Agnico Shareholders present (virtually) or represented by proxy and entitled to vote at the Agnico Meeting.

Should Agnico Shareholders fail to approve the Agnico Resolution by the requisite majority, the Arrangement will not be completed.

It is the intention of the Persons named in the instrument of proxy enclosed with the Agnico Meeting Materials, if not expressly directed to the contrary in such instrument of proxy, to vote such proxy in favour of the Agnico Resolution.

Kirkland Shareholder Approval

At the Kirkland Meeting, pursuant to the Interim Order, Kirkland Shareholders will be asked to approve the Arrangement Resolution. Each Kirkland Shareholder of record at the close of business on the Kirkland Record Date shall be entitled to vote on the Arrangement Resolution.

At the Kirkland Meeting, Kirkland Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, the Arrangement Resolution authorizing the Arrangement, the full text of which is set out in Appendix B. In order to become effective, the Arrangement Resolution must be approved by an affirmative vote of at least two-thirds of the votes cast on the Arrangement Resolution by Kirkland Shareholders present (virtually) or represented by proxy and entitled to vote at the Kirkland Meeting.

Should Kirkland Shareholders fail to approve the Arrangement Resolution by the requisite majority, the Arrangement will not be completed.

It is the intention of the Persons named in the instrument of proxy enclosed with the Kirkland Meeting Materials, if not expressly directed to the contrary in such instrument of proxy, to vote such proxy in favour of the Arrangement Resolution.

Court Approval of the Arrangement

The Arrangement requires approval by the Court under section 182 of the OBCA. Prior to mailing this Circular, Kirkland obtained the Interim Order providing for the calling and holding of the Kirkland Meeting and other procedural matters and filed the Notice of Application for Final Order to approve the Arrangement. Copies of the Interim Order and the Notice of Application for Final Order are attached as Appendix C and Appendix D, respectively, to this Circular.

The Court hearing in respect of the Final Order is expected to take place at 9:30 a.m. (Toronto time) on December 1, 2021, subject to the Kirkland Shareholder Approval and the Agnico Shareholder Approval. Due to the measures currently being implemented by the Court in response to the COVID-19 pandemic, the application will be heard by way of videoconference via Zoom. Persons wishing to participate, be represented or present evidence or argument at the hearing may do so, subject to filing a Notice of Appearance as set out in the Notice of Application for Final Order and satisfying certain other requirements as set out in the Interim Order. Zoom videoconference details will be provided to such persons in advance of the hearing.

Under the terms of the Interim Order, each Kirkland Shareholder, Kirkland CDI holder, directors of Kirkland, the auditor of Kirkland and other interested Persons with leave of the Court, will have the right to appear and make submissions at the application for the Final Order. Any Person desiring to appear at the hearing of the application for the Final Order is required to indicate his, her or its intention to appear by filing with the Court and serving Kirkland, as applicable, at the addresses set out below, on or before 4:00 p.m. (Toronto time) on November 29, 2021, a Notice of Appearance, including his, her or its address for service, together with all materials on which he, she or it intends to rely at the application. The Notice of Appearance and supporting materials must be delivered, within the time specified, to Kirkland at the following address: Cassels Brock & Blackwell LLP, 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada M5H 3C2, Attention: Lara Jackson and John Picone.

Subject to the Court ordering otherwise, only those Persons who file a Notice of Appearance as set out in the Notice of Application for Final Order and satisfy certain other requirements as set out in the Interim Order will be provided with notice of the materials to be filed with the Court and the opportunity to make submissions in support or opposition of the Final Order. In the event that the hearing is postponed, adjourned or rescheduled, then subject to further order of the Court only those Persons having previously served a Notice of Appearance in compliance with the Interim Order will be given notice of the postponement, adjournment or rescheduled date. A copy of the Notice of Application for Final Order which includes the relief sought in the Final Order is attached as Appendix D to this Circular.

Kirkland Shareholders, Kirkland CDI holders, directors of Kirkland, the auditor of Kirkland or other interested Persons with leave of the Court who wish to participate in or be represented at the Court hearing for the Final Order should consult their legal advisors as to the necessary requirements.

At the hearing of the application for the Final Order, the Court will consider, among other things, the procedural and substantive fairness of the terms and conditions of the Arrangement and the rights and interests of every Person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

The Section 3(a)(10) Exemption provides an exemption from the registration requirements of the U.S. Securities Act for the issuance of securities issued in exchange for one or more bona fide outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the substantive and procedural fairness of the terms and conditions of the issuance and exchange at which all Persons to whom the securities will be issued have the right to appear and have received timely notice thereof.

The Final Order, if granted, will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act, pursuant to the Section 3(a)(10) Exemption, with respect to the issuance of the Consideration Shares issuable to Kirkland Shareholders and Kirkland CDI holders in exchange for their Kirkland Shares and Kirkland CDIs, respectively, and the issuance of Agnico Replacement Options to holders of Kirkland Options in exchange for their Kirkland Options, pursuant to the Arrangement upon completion of the Arrangement. The Court has been informed of this effect of the Final Order.

Assuming the Final Order is granted and the other conditions to Closing contained in the Merger Agreement are satisfied or waived to the extent legally permissible, then Articles of Arrangement will be filed with the Director to give effect to the Arrangement. See "The Arrangement - Timing for Completion of the Arrangement".

Key Regulatory Matters

To the best of the knowledge of the Parties, other than those which have already been made or received, including the Competition Act Approval, there are no filings, consents, waiting periods or approvals required to be made with, applicable to, or required to be received from any Governmental Entity prior to the Effective Date in connection with the Arrangement, except for the FIRB Approval and the Court's granting of the Final Order, which are each conditions to the completion of the Arrangement. It is also a condition to the completion of the Arrangement that the TSX and the NYSE will have conditionally approved or authorized the listing of the Consideration Shares to be issued pursuant to the Arrangement. Agnico has applied to list the Consideration Shares to be issued in connection with the Arrangement (including Agnico Shares to be issued on the exercise of the Agnico Replacement Options and the vesting of the other Kirkland Equity Awards following completion of the Arrangement) on the TSX and the NYSE and has received conditional approval from the TSX. Final approval of the TSX is conditional on the satisfaction by Agnico of customary conditions to listing imposed by the TSX. Agnico anticipates receiving all required authorizations from the NYSE prior to the Closing of the Arrangement. See "The Arrangement - Stock Exchange Listing Approval and Delisting Matters". If any additional filings or consents are required, such filings or consents will be sought but these additional requirements could delay the Effective Date or prevent the completion of the Arrangement.

Competition Act Approval

Part IX of the Competition Act (Canada) ("Competition Act") and the regulations promulgated thereunder, as amended, require that the parties to certain classes of transactions provide prescribed information to the Commissioner of Competition ("Commissioner") where the applicable thresholds set out in sections 109 and 110 of the Competition Act are exceeded and no exemption applies ("Notifiable Transactions").

Subject to certain limited exemptions, a Notifiable Transaction cannot be completed until the parties to the transaction have each submitted prescribed information to the Commissioner (a "Notification") and the applicable waiting period has expired, or been waived or terminated by the Commissioner. The waiting period expires 30 days after the day on which the parties to the Notifiable Transaction have submitted their respective prescribed information unless the Commissioner notifies the parties that additional information is required (a "Supplementary Information Request"). If the Commissioner provides the parties with a Supplementary Information Request, the Notifiable Transaction cannot be completed until 30 days after compliance with such Supplementary Information Request. Where a transaction is not completed within one year of the filing of a Notification or such longer period as the Commissioner may specify, Part IX of the Competition Act applies as if no notice were given or information supplied.

Alternatively, or in addition to filing a Notification, the parties to a Notifiable Transaction may apply to the Commissioner for an advance ruling certificate under subsection 102(1) of the Competition Act (an "ARC") confirming that the Commissioner is satisfied that he or she does not have sufficient grounds on which to apply to the Competition Tribunal for an order under section 92 of the Competition Act to prohibit the completion of the transaction or, as an alternative to an ARC, for a waiver of the requirement to file a Notification and written confirmation that the Commissioner does not, at that time, intend to make an application to the Competition Tribunal under section 92 of the Competition Act in respect of the transaction (a "No Action Letter").

Whether or not a merger is subject to notification under Part IX of the Competition Act, if no ARC has been issued in respect of the merger, the Commissioner can apply to the Competition Tribunal for an order under section 92 of the Competition Act at any time before the merger has been completed or, if completed, within one year after it was substantially completed. On application by the Commissioner under section 92 of the Competition Act, the Competition Tribunal may, where it finds that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the merger not proceed, prohibit conduct necessary to ensure that the merger does not prevent or lessen competition substantially or, if completed, order its dissolution or the disposition of designated assets or shares; in addition to, or in lieu thereof, with the consent of the Person against whom the order is directed and the Commissioner, the Competition Tribunal may order a Person to take any other action.

The Arrangement is a Notifiable Transaction for the purposes of the Competition Act. Pursuant to the Merger Agreement, on September 28, 2021, Agnico submitted a request that the Commissioner issue an ARC or a No Action Letter in respect of the transactions contemplated by the Arrangement.

It is a condition to the completion of the Arrangement in favour of each of Kirkland and Agnico that: (a) Competition Act Approval has been made, given or obtained and is in force and has not been rescinded or modified in any way to prevent or otherwise make illegal the consummation of the Arrangement; and (b) no Law (including an order of the Competition Tribunal) is in effect that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins Kirkland or Agnico from consummating the Arrangement. "Competition Act Approval" means the occurrence of one or more of the following: (a) the issuance of an ARC; (b) the applicable waiting period, including any extension of such waiting period, under section 123 of the Competition Act shall have expired or been terminated; or (c) the obligation to provide pre-merger notification in accordance with Part IX of the Competition Act shall have been waived in accordance with paragraph 113(c) of the Competition Act and, in the case of (b) or (c), the Commissioner of Competition shall have issued a No Action Letter.

On October 4, 2021, the Commissioner issued an ARC to Agnico in respect of the Arrangement. Receipt of the ARC constitutes the Competition Act Approval.

FIRB Approval

Certain transactions involving "foreign persons" with respect to Australian assets or companies require prior approval from the Treasurer. Australian foreign investment proposals are regulated under the FATA. FIRB is a non-statutory body established to advise the Government of Australia on foreign investment policy and its administration. The FATA empowers the Treasurer to prohibit certain acquisitions if he or she is satisfied that the acquisition would be "contrary to the national interest".

Due to the operation of the tracing provisions in the FATA, the Arrangement will constitute a "significant action" under FATA, as it is an indirect acquisition of Kirkland Subsidiaries formed in Australia ("Australian Kirkland Subsidiaries") by a "foreign person" and the monetary threshold has been met. The consideration attributable to the securities in the Australian Kirkland Subsidiaries (which has been apportioned on the basis of relative EBIT (earnings before interest and tax)) exceeds the monetary threshold (being A$1,216 million).

In addition, under the FATA, an entity is an "Australian Land Corporation" if more than 50% the value of its total assets is Australian land, which includes mining tenements and assets affixed to the land. Certain Australian Kirkland Subsidiaries are "Australian Land Corporations" as their interest in Australian land is greater than 50% of their total assets. Under the FATA, it is a "significant action" and "notifiable action" to acquire an interest of 5% or more in an unlisted land entity, or 10% or more in a listed land entity, valued above the relevant monetary threshold. Accordingly, given the value of the Australian Kirkland Subsidiaries, the Arrangement also constitutes a "significant action" and a "notifiable action".

As a "significant action" and a "notifiable action", the Treasurer has the power to call in, block or make a divestment order in relation to the Australian interests, unless a notice of no objection is obtained. As the Arrangement is a notifiable action, seeking such notice of no objection is mandatory.

Agnico has submitted an application to FIRB for the Arrangement and have requested FIRB Approval on behalf of all Agnico Shareholders. Any Agnico Shareholder wishing to opt-out of this streamlined process and individually apply for approval from FIRB may do so by notifying Agnico as soon as possible.

The Treasurer generally has 30 days from the date of notification and payment of the application fee to make a decision (that is order that a transaction or acquisition be blocked or notify that the Australian Government does not object to the transaction) and a further 10 days to notify the applicant of their decision. During the 30 day initial decision period, the Treasurer may also extend the decision period by up to an additional 90 days or the applicant may consent to an extension and such extensions are routinely made.

Each Agnico Shareholder that wishes to opt-out of the streamlined FIRB Approval process is urged to consult such Agnico Shareholder's professional advisors to determine any requirements associated with completing an individual application to FIRB.

Stock Exchange Listing Approval and Delisting Matters

Agnico is a reporting issuer under Canadian Securities Laws in each of the provinces and territories of Canada and is a foreign private issuer under U.S. Securities Laws. The Agnico Shares are listed and posted for trading on each of the TSX and the NYSE under the symbol "AEM".

The closing price of the Agnico Shares on September 27, 2021, the last full trading day on the TSX and the NYSE before the public announcement of the proposed Arrangement was C$63.81 and $50.55, respectively. The closing price of the Agnico Shares on October 28, 2021, the last full trading day on the TSX and the NYSE before the date of this Circular was C$68.34 and $55.39, respectively.

Kirkland is a reporting issuer under Canadian Securities Laws in each of the provinces of Canada, other than Quebec, and is a foreign private issuer under U.S. Securities Laws. The Kirkland Shares are listed and posted for trading on each of the TSX and the NYSE under the symbol "KL", and via Kirkland CDIs on the ASX under the symbol "KLA".

The closing price of the Kirkland Shares on September 27, 2021, the last full trading day on the TSX and the NYSE before the public announcement of the proposed Arrangement was C$55.70 and $44.09, respectively, and the closing price of the Kirkland CDIs on September 28, 2021, the last full trading day on the ASX before the public announcement of the proposed Arrangement, was A$60.00. The closing price of the Kirkland Shares on October 28, 2021, the last full trading day on the TSX and the NYSE before the date of this Circular was C$54.23 and $43.94, respectively, and the closing price of the Kirkland CDIs on October 28, 2021, the last full trading day on the ASX before the date of this Circular was A$59.70.

It is a mutual condition to the completion of the Arrangement that the TSX and the NYSE will have conditionally approved or authorized the listing of the Consideration Shares to be issued pursuant to the Arrangement, subject only to customary listing conditions. Agnico has applied to list the Consideration Shares to be issued in connection with the Arrangement (including Agnico Shares to be issued on the exercise of the Agnico Replacement Options and the vesting of the other Kirkland Equity Awards following completion of the Arrangement) on the TSX and the NYSE and has received conditional approval from the TSX. Final approval of the TSX is conditional on the satisfaction by Agnico of customary conditions to listing imposed by the TSX. Agnico anticipates receiving all required authorizations from the NYSE prior to the closing of the Arrangement.

Details of the settlement timetable for the Kirkland CDIs are in the process of being confirmed with the ASX. It is anticipated that after the necessary shareholder and court approvals are obtained and closing of the Arrangement is ready to be initiated, trading in Kirkland CDIs will go into voluntary suspension for a period of approximately three trading days while closing of the Arrangement occurs. During that time, the ability to transmute Kirkland CDIs into the underlying Kirkland Shares, and vice versa, is expected to be restricted.

It is anticipated that, following completion of the Arrangement, the Agnico Shares will continue to be listed and posted for trading on the TSX and the NYSE under the symbol "AEM". Unlike the Kirkland Shares, the Agnico Shares are not, and after completion of the Arrangement will not be, listed on the ASX. It is expected that the Kirkland Shares and Kirkland CDIs, as applicable, will be de-listed from the TSX, the NYSE and the ASX after the Effective Date. Subject to applicable Laws, Agnico will, as promptly as possible following completion of the Arrangement, apply to the applicable securities commissions or similar authorities in Canada to have Kirkland cease to be a reporting issuer.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement, as amended by the Amending Agreement, and the Plan of Arrangement and is subject to, and qualified in its entirety by, the full text of the Merger Agreement and the Amending Agreement, which have been filed under Agnico's and Kirkland's respective issuer profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov, and by the Plan of Arrangement, which is attached to this Circular as Appendix E. Shareholders are urged to read the Merger Agreement, the Amending Agreement and the Plan of Arrangement in their entirety.

On September 28, 2021, Agnico and Kirkland entered into the Merger Agreement pursuant to which Agnico agreed to acquire, through the Arrangement, all of the issued and outstanding Kirkland Shares from Kirkland Shareholders for consideration per Kirkland Share equal to 0.7935 of an Agnico Share. On October 27, 2021, Agnico and Kirkland entered into the Amending Agreement, which amended certain terms contained in the Merger Agreement.

The Arrangement is being effected pursuant to the Merger Agreement which provides for the implementation of the Plan of Arrangement on the Effective Date. The Merger Agreement contains covenants and representations and warranties of and from each of Agnico and Kirkland and various conditions precedent, both mutual and in favour of Agnico and Kirkland individually.

Conditions to Closing

Mutual Conditions Precedent

The completion of the Arrangement is subject to satisfaction of the following conditions precedent which may only be waived with the mutual consent of Agnico and Kirkland:

  Agnico Shareholder Approval. The Agnico Shareholder Approval shall have been obtained at the Agnico Meeting in accordance with Law.

  Kirkland Shareholder Approval. The Kirkland Shareholder Approval shall have been obtained at the Kirkland Meeting in accordance with the Interim Order.

  Interim and Final Order. The Interim Order and the Final Order shall have each been obtained on terms consistent with the Merger Agreement and not been set aside or modified in a manner unacceptable to either Agnico or Kirkland, each acting reasonably, on appeal or otherwise.

  Key Regulatory Approvals. The Key Regulatory Approvals shall have been made, given or obtained and shall be in force and not have been rescinded or modified in any way to prevent or otherwise make illegal the consummation of the Arrangement.

  Illegality. No Law shall be in effect that makes the completion of the Arrangement illegal or otherwise prohibits or enjoins Agnico or Kirkland from completing the Arrangement.

  Listing of Consideration Shares. The Consideration Shares to be issued pursuant to the Arrangement shall have been conditionally approved or authorized for listing on the TSX and the NYSE (subject only to customary listing conditions).

  Exempt from U.S. Securities Act. The Consideration Shares and Agnico Replacement Options to be issued pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to section 3(a)(10) thereunder.

  Governance Matters. The Parties shall have taken all actions required to be taken by them pursuant to section 2.12 of the Merger Agreement and to give effect to the governance matters set out in Schedule F of the Merger Agreement with effect as of and from the Effective Time.

Other than the Key Regulatory Approvals, no third party or other consents are a specific condition precedent to the completion of the Arrangement.

Conditions in Favour of Agnico

The obligation of Agnico to complete the Arrangement is subject to satisfaction of the following conditions, any of which may be waived, in whole or in part, by Agnico in its sole discretion:

  Representations and Warranties. The representations and warranties of Kirkland: in respect of (i) organization and qualification, corporate authorization, execution and binding obligation and non-contravention of constating documents shall be true and correct in all respects as of the date of the Merger Agreement and as of the Effective Time as if made at and as of such time; (ii) capitalization, subsidiaries and brokers shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of the Merger Agreement and true and correct (except for de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted under the Merger Agreement) as of the Effective Time, as if made at and as of such time; and (iii) all other representations and warranties of Kirkland set forth in the Merger Agreement shall be true and correct in all respects (disregarding any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the date of the Merger Agreement and as of the Effective Time, as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of the Merger Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (iii) where the failure to be so true and correct in all respects, individually and in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect in respect of Kirkland, and Kirkland shall have delivered a certificate confirming same to Agnico, executed by two senior officers of Kirkland (in each case on Kirkland's behalf and without personal liability) addressed to Agnico and dated the Effective Date.

  Performance of Covenants. Kirkland shall have fulfilled or complied in all material respects with each of the covenants of Kirkland contained in the Merger Agreement to be fulfilled or complied with by it on or prior to the Effective Time, or which have not been waived by Agnico, and Kirkland shall have delivered a certificate confirming same to Agnico, executed by two senior officers of Kirkland (in each case on Kirkland's behalf and without personal liability) addressed to Agnico and dated the Effective Date.

  No Proceedings. There shall not be pending or threatened in writing any proceeding by any Governmental Entity or any other Person that the Agnico Board has determined in good faith, in consultation with its outside legal advisors, is reasonably likely to result in an imposition of material limitations on the ability of Agnico to complete the Arrangement or acquire or hold, or exercise full rights of ownership of, any Kirkland Shares.

  No Material Adverse Effect. Since the date of the Merger Agreement, there shall not have occurred a Material Adverse Effect in respect of Kirkland and Kirkland shall have delivered a certificate confirming the same to Agnico, executed by two senior officers of Kirkland (in each case on Kirkland's behalf and without personal liability) addressed to Agnico and dated the Effective Date.

  Dissent Rights. Kirkland Shareholders shall have not validly exercised Dissent Rights in connection with the Arrangement with respect to more than 5% of the issued and outstanding Kirkland Shares.

  Kirkland Support and Voting Agreements. Agnico shall have received all of the Kirkland Support and Voting Agreements executed by the Kirkland Supporting Shareholders.

Conditions in Favour of Kirkland

The obligation of Kirkland to complete the Arrangement is subject to satisfaction of the following conditions, any of which may be waived, in whole or in part, by Kirkland in its sole discretion:

  Representations and Warranties. The representations and warranties of Agnico in respect of: (i) organization and qualification, corporate authorization, execution and binding obligation and non-contravention of constating documents shall be true and correct in all respects as of the date of the Merger Agreement and as of the Effective Time, as if made at and as of such time; (ii) capitalization, subsidiaries and brokers shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of the Merger Agreement and true and correct (except for de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted under the Merger Agreement) as of the Effective Time, as if made at and as of such time; and (iii) all other representations and warranties of Agnico set forth in the Merger Agreement shall be true and correct in all respects (disregarding any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the date of the Merger Agreement and as of the Effective Time, as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of the Merger Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (iii) where the failure to be so true and correct in all respects, individually and in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect in respect of Agnico, and Agnico shall have delivered a certificate confirming same to Kirkland, executed by two senior officers of Agnico (in each case on Agnico's behalf and without personal liability) addressed to Kirkland and dated the Effective Date.

  Performance of Covenants. Agnico shall have fulfilled or complied in all material respects with each of its covenants contained in the Merger Agreement to be fulfilled or complied with by it on or prior to the Effective Time, or which have not been waived by Kirkland, and Agnico shall have delivered a certificate confirming same to Kirkland, executed by two senior officers of Agnico (in each case on Agnico's behalf and without personal liability) addressed to Kirkland and dated the Effective Date.

  No Material Adverse Effect. Since the date of the Merger Agreement, there shall not have occurred a Material Adverse Effect in respect of Agnico and Agnico shall have delivered a certificate confirming same to Kirkland, executed by two senior officers of Agnico (in each case on Agnico's behalf and without personal liability) addressed to Kirkland and dated the Effective Date.

  Payment of Consideration. Agnico shall have complied with its obligation to, on the day immediately prior to the Effective Date and prior to the filing by Kirkland of the Articles of Arrangement with the Director, deposit in escrow pending the Effective Time with the Depositary (the terms and conditions of such escrow to be satisfactory to the Parties, acting reasonably) sufficient Consideration Shares (and any treasury directions addressed to Agnico's transfer agent as may be necessary) to satisfy the aggregate Consideration to be paid to the Kirkland Shareholders (other than Dissenting Shareholders) under the Arrangement and in accordance with the Plan of Arrangement and the Depositary having confirmed to Kirkland receipt from or on behalf of Agnico of the same.

  Agnico Support and Voting Agreements. Kirkland shall have received all of the Agnico Support and Voting Agreements executed by the Agnico Supporting Shareholders.

Effective Date of the Arrangement

If the Agnico Shareholder Approval and the Kirkland Shareholder Approval are obtained, the Final Order is obtained approving the Arrangement, the Key Regulatory Approvals are made, given or obtained and are in full force and effect, and all other conditions to the Merger Agreement are satisfied or waived, the Arrangement will become effective at 12:01 a.m. (Toronto time) on the Effective Date. It is currently expected that the Effective Date will occur in December 2021 or during the first quarter of 2022.

Outside Date

The Outside Date of March 31, 2022 is subject to the unilateral right of either Agnico or Kirkland to postpone the Outside Date on one or more occasions (by at least five days and not more than 15 days, as specified by the postponing Party) up to a maximum of 60 days if one or more of the Key Regulatory Approvals have not been obtained and none of such remaining Key Regulatory Approvals has been denied by a non-appealable decision of a Governmental Entity by providing notice of such postponement to the other Party no later than 5:00 p.m. on the date that is not less than five Business Days prior to the Outside Date (as such Outside Date may have been postponed pursuant to the Merger Agreement) or such later date as may be agreed to in writing by the Parties, provided that neither Agnico nor Kirkland is permitted to unilaterally postpone the Outside Date (as such Outside Date may have been previously postponed) if: (i) the failure to obtain a Key Regulatory Approval is primarily the result of such Party's wilful breach of its obligations under the Merger Agreement with respect to obtaining such Key Regulatory Approval; or (ii) in the aggregate, such postponements would exceed 60 days from the original Outside Date.

Representations and Warranties

The Merger Agreement contains certain representations and warranties made by each Party to the other Party, in each case of a nature customary for transactions of this type. The representations and warranties were made solely for the purposes of the Merger Agreement and, in some cases, are subject to important qualifications, limitations and exceptions agreed to by the Parties in connection with negotiating the Merger Agreement. Accordingly, Shareholders should not rely on the representations and warranties as characterizations of the actual state of facts, since they are also modified in important part by each of the Agnico Disclosure Letter and the Kirkland Disclosure Letter delivered in connection with the Merger Agreement. The Agnico Disclosure Letter and the Kirkland Disclosure Letter contain information that has been included in the respective Party's general prior public disclosures, as well as potential additional non-public information. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the public record.

The representations and warranties of each of Kirkland and Agnico relate to the following matters: organization and qualification; corporate authorization; execution and binding obligation; governmental authorization; non-contravention; capitalization; shareholder and similar agreements; subsidiaries; securities laws and stock exchange matters; U.S. Securities Law matters; financial statements; disclosure controls and internal control over financial reporting; auditors; no undisclosed liabilities; absence of certain changes or events; transactions with directors, officers and employees; compliance with laws; authorizations; material contracts; property; First Nations claims; intellectual property; litigation; environmental matters; mineral reserves and mineral resources; employees and collective agreements; employee plans; insurance; taxes; no defaults; restriction on business activities; books and records; anti-terrorism laws; anti-corruption practices legislation; anti-money laundering; no allegations; opinion of financial advisors; brokers; board approval; and available funds.

In addition to the foregoing representations and warranties, Kirkland has provided an additional representation and warranty to Agnico with respect to collateral benefits and Agnico has provided additional representations and warranties to Kirkland with respect to: Canadian Malartic; the issuance of Consideration Shares and Agnico Replacement Options; ownership of Kirkland Shares; Investment Canada Act; and Australian corporate law.

Covenants

General Conduct of Business and Covenants Relating to the Arrangement

The Merger Agreement contains customary negative and affirmative covenants of Kirkland and Agnico. Pursuant to the Merger Agreement, each of Kirkland and Agnico has covenanted, among other things, to use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations under the Merger Agreement to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all Laws to complete the Arrangement, including using commercially reasonable efforts to, among other things, obtain all necessary Authorizations as are required to be obtained under Law, effect all necessary notifications required by Governmental Entities relating to the Arrangement, maintain or obtain all consents required under any material Contracts, carry out the terms of the Interim Order and Final Order, and not take any action inconsistent with the Merger Agreement. Agnico has also covenanted to use commercially reasonable efforts to, prior to the completion of the Arrangement, obtain conditional approval or authorization of the listing and posting for trading on the TSX and the NYSE of the Consideration Shares, subject only to satisfaction of the customary listing conditions of the TSX and the NYSE, as applicable.

The Merger Agreement also contains customary covenants of each of Kirkland and Agnico pertaining to, among other things: (i) the conduct of their respective businesses, including with respect to, among other things, corporate matters, dispositions and acquisitions, capital expenditures and indebtedness, employment and compensation arrangements, maintenance of insurance policies and taxes; (ii) efforts to obtain all Regulatory Approvals, including the Key Regulatory Approvals; (iii) access to information and confidentiality; (iv) public communications; (v) Pre-Arrangement Reorganizations; (vi) tax matters; (vii) director and officer insurance and indemnification; (viii) delisting of the Kirkland Shares; and (ix) governance matters. Shareholders should refer to the Merger Agreement for details regarding the additional positive and negative covenants given by Kirkland and Agnico in relation to the conduct of their respective businesses prior to the Effective Time.

Covenants Regarding Non-Solicitation and Acquisition Proposals

Non-Solicitation

Except as expressly provided in the Merger Agreement, each Party has agreed to not, and to cause each of its Subsidiaries to not, directly or indirectly, through any Representative or otherwise, and to not authorize or permit any such Person to:

  solicit, initiate, knowingly encourage or facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any information, properties, facilities, books or records of a Party or any of its Subsidiaries) any inquiry, proposal, expression of interest or offer that constitutes or that could reasonably be expected to constitute or lead to, an Acquisition Proposal in respect of such Party;

  enter into, engage in, continue or otherwise participate in any discussions or negotiations with any Person regarding, or furnish any information to any Person (other than the other Party) in connection with any inquiry, proposal, expression or offer that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal in respect of such Party, or otherwise knowingly encourage, facilitate, cooperate with, assist or participate in, any effort or attempt of any other Person to do or seek to do any of the foregoing;

  make a Kirkland Change in Recommendation or Agnico Change in Recommendation, as applicable;

  accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal or any inquiry, proposal, expression or inquiry that could reasonably be expected to constitute or lead to an Acquisition Proposal; provided that publicly taking no position or a neutral position with respect to a publicly announced or otherwise publicly disclosed Acquisition Proposal (i) for a period of no more than five Business Days following the formal announcement or public disclosure of such Acquisition Proposal or (ii) in the event that the Kirkland Meeting or Agnico Meeting is scheduled to occur within the five Business Day period set out in (i), prior to the third Business Day prior to the date of the applicable meeting, will not be considered to be in violation of this covenant if the Kirkland Board or Agnico Board, as applicable, has rejected such Acquisition Proposal and affirmed the Kirkland Board Recommendation or Agnico Board Recommendation, as applicable, before the end of the periods set out in (i) or (ii), as applicable; or

  accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement, undertaking, understanding or Contract in respect of an Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted by, and in accordance with, the Merger Agreement).

Each Party has agreed to, and to cause its Subsidiaries and Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiation or other activities (including through any Representatives on its behalf), if any, commenced prior to the date of the Exclusivity Agreement with any Person (other than the other Party) with respect to any inquiry, proposal, expression or offer that constitutes or could reasonably be expected to constitute or lead to, an Acquisition Proposal in respect of such Party, and, in connection therewith, such Party has agreed to:

  immediately discontinue access to and disclosure of all information, if any, to any such Person, including any data room and any information, properties, facilities, books and records of such Party or any of its Subsidiaries; and

  promptly, and in any event no later than 5:00 p.m. on the day immediately following public announcement of the Merger Agreement, request, and exercise all rights it or any of its Subsidiaries has to require: (A) the return or destruction of all copies of any information regarding such Party or any of its Subsidiaries provided to any Person other than the other Party in connection with any Acquisition Proposal or any inquiry, proposal, expression or offer that constitutes or could reasonably be expected to constitute or lead to, an Acquisition Proposal; and (B) the destruction of all material including or incorporating or otherwise reflecting such information regarding such Party or any of its Subsidiaries, to the extent that such information has not previously been returned or destroyed, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights.

Each Party has represented and warranted to the other Party that, since January 1, 2019, it has not waived any confidentiality, standstill or similar agreement or restriction to which such Party or any of its Subsidiaries is a party, except to permit submissions of expressions of interest prior to the date of the Exclusivity Agreement.

Each Party has covenanted and agreed: (i) to take all necessary action to enforce each confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which such Party or any of its Subsidiaries is a party or may, after the date of the Merger Agreement, become party in accordance with the Merger Agreement; and (ii) neither it, nor any of its Subsidiaries or their respective Representatives will, without the prior written consent of the other Party (which may be withheld, conditioned or delayed in the other Party's sole and absolute discretion), release any Person from, or waive, terminate, amend, suspend, modify or otherwise forbear in the enforcement of such Person's obligations respecting such Party or any of its Subsidiaries, or enter into or participate in any discussions, negotiations or agreements with any Person concerning the foregoing with respect to such Person's obligations respecting such Party or any of its Subsidiaries, under any confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which such Party or any of its Subsidiaries is a party; provided that the automatic termination or release of any standstill restrictions of any such agreements as a result of the entering into and announcement of the Merger Agreement shall not be a violation of this covenant.

Notification of Acquisition Proposals

Each Party has agreed that if it or any of its Subsidiaries or any of their respective Representatives, receives or otherwise becomes aware of any inquiry, proposal, expression or offer that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, information relating to such Party or any of its Subsidiaries in connection with any inquiry, proposal, expression or offer that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal, including information, access, or disclosure relating to any properties, facilities, books or records or other documents of such Party or any of its Subsidiaries, such Party:

  may: (i) communicate with any Person solely for the purposes of clarifying the terms of any such inquiry, proposal, expression or offer made by such Person; (ii) advise any Person of the restrictions of the Merger Agreement; and (iii) advise any Person making such inquiry, proposal, expression or offer that the Kirkland Board or Agnico Board, as applicable, has determined that such inquiry, proposal or offer does not constitute, or is not reasonably expected to constitute or lead to, a Superior Proposal;

  shall promptly (at first orally and then as soon as practicable thereafter in writing), and in any event within 24 hours of the receipt thereof, notify the other Party of such Acquisition Proposal, inquiry, proposal, expression, offer or request, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and copies of all agreements, documents, material or substantive correspondence and other materials received in respect thereof, from or on behalf of any such Person; and

  shall keep the other Party fully informed on a current basis (including promptly upon request of the other Party) of the status of discussions and negotiations with respect to such Acquisition Proposal, inquiry, proposal, expression, offer or request (to the extent such Party is permitted to enter into such discussions or negotiations in accordance with the Merger Agreement), including by: (i) identifying all material changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, expression, offer or request; and (ii) providing copies of all material or substantive correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence sent or communicated to such Party by or on behalf of any Person making any such Acquisition Proposal, inquiry, proposal, expression, offer or request.

Responding to an Acquisition Proposal

Notwithstanding a Party's covenants regarding non-solicitation described above, but subject to compliance with the other provisions of Article 5 of the Merger Agreement, if at any time prior to obtaining, in the case of Agnico, the Agnico Shareholder Approval, and in the case of Kirkland, the Kirkland Shareholder Approval, such Party receives a bona fide written Acquisition Proposal that did not result from a breach of the non-solicitation covenants under the Merger Agreement or the Exclusivity Agreement, such Party and its Representatives may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of information, properties, facilities, books or records of such Party or its Subsidiaries, if and only if:

  the board of directors of such Party first determines in good faith, after consultation with its financial advisors and its outside legal advisors, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal;

  the Person making such Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with such Party or its Subsidiaries;

  such Party has been, and continues to be at the time of taking any action permitted under the Merger Agreement, in compliance with its obligations under the non-solicitation covenants of the Merger Agreement and the Exclusivity Agreement; and

  prior to providing any such copies, access, or disclosure or engaging or participating in any discussions or negotiations with such Person: (i) such Party promptly delivers a written notice to the other Party stating its intention to participate in such discussions or negotiations and to provide such copies, access or disclosure, which notice shall include confirmation of the determination by such Party's board of directors that such Acquisition Proposal constitutes or could reasonably be expected to constitute a Superior Proposal; (ii) such Party enters into an Acceptable Confidentiality Agreement with such Person and a true, complete and final executed copy of such agreement is provided to the other Party; and (iii) any such copies, access or disclosure provided to such Person shall have already been (or shall simultaneously be) provided to the other Party.

The Merger Agreement does not prohibit a Party or its board of directors from making any disclosure to its security holders if its board of directors, acting in good faith and upon the advice of outside legal advisors, first determines that such disclosure is required by Law or an order of a court of competent jurisdiction; provided that: (i) such Party shall provide the other Party and its external legal counsel with a reasonable opportunity to review and comment on the form and content of any such disclosure and shall give reasonable consideration to such comments; and (ii) notwithstanding the foregoing, such Party's board of directors shall not be permitted to make an Agnico Change in Recommendation or Kirkland Change in Recommendation, as applicable, other than as permitted by the Merger Agreement.

Superior Proposals and Right to Match

The Parties have agreed that if a Party receives an Acquisition Proposal that constitutes a Superior Proposal (the "Receiving Party") prior, in the case of Agnico being the Receiving Party, to obtaining the Agnico Shareholder Approval, or in the case of Kirkland being the Receiving Party, to obtaining the Kirkland Shareholder Approval, the Receiving Party may make an Agnico Change in Recommendation or Kirkland Change in Recommendation, as applicable, and/or approve, accept or enter into a Permitted Acquisition Agreement with respect to such Superior Proposal, if and only if prior to such recommendation and/or approval, acceptance or entering into of the Permitted Acquisition Agreement:

  the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purposes or similar restriction;

  the Receiving Party has been, and continues to be at the time of taking any action permitted under the Merger Agreement, in compliance with its non-solicitation obligations under the Merger Agreement and the Exclusivity Agreement;

  the Receiving Party has delivered to the other Party a written notice which shall include: (i) confirmation of the determination by such Party's board of directors that such Acquisition Proposal constitutes a Superior Proposal; (ii) a confirmation of the determination by such Party's board of directors of the value and financial terms that the board of directors, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Superior Proposal; (iii) confirmation of the intention of such Party's board of directors to enter into a Permitted Acquisition Agreement; and (iv) a copy of the Permitted Acquisition Agreement for the Superior Proposal and all supporting materials (including any financing documents supplied to a Receiving Party in connection therewith) (collectively, the "Superior Proposal Notice");

  at least five Business Days (the "Matching Period") have elapsed from the date the other Party received the Superior Proposal Notice;

  during any Matching Period, the other Party had the opportunity (but not the obligation), in accordance with the Merger Agreement, to offer to amend the Merger Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal; and

  if the other Party has offered to amend the Merger Agreement and the Arrangement under the Merger Agreement, the Receiving Party's board of directors has determined in good faith, in consultation with its financial advisors and outside legal advisors, that: (i) such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Arrangement as proposed to be amended by the other Party under the Merger Agreement; and (ii) that the failure by the Receiving Party's board of directors to take such action would be inconsistent with its fiduciary duties.

The Parties have agreed that, notwithstanding the occurrence of an Agnico Change in Recommendation or Kirkland Change in Recommendation, as applicable, or the entering into of any Permitted Acquisition Agreement, each in accordance with the terms of the Merger Agreement, the Receiving Party shall cause the Agnico Meeting or the Kirkland Meeting, as applicable, to occur and the Agnico Resolution or the Arrangement Resolution, as applicable, to be voted upon by the shareholders of the Receiving Party thereat in accordance with the Merger Agreement, and the Receiving Party shall not submit to a vote of its shareholders any Acquisition Proposal other than the Agnico Resolution or the Arrangement Resolution, as applicable, prior to the termination of the Merger Agreement in accordance with its terms. In addition, each Party has agreed that any Permitted Acquisition Agreement entered into in accordance with the Merger Agreement shall in all instances satisfy each of the criteria of a Permitted Acquisition Agreement and such Party shall not amend, waive or otherwise vary any of the provisions of such Permitted Acquisition Agreement in a manner which would be inconsistent with each of the criteria of a Permitted Acquisition Agreement.

The Parties have agreed that, during the Matching Period, or such longer period as the Receiving Party may approve in writing for such purpose: (i) the Receiving Party's board of directors shall review any offer made by the other Party under the Merger Agreement to amend the terms of the Merger Agreement and the Arrangement in good faith, after consultation with its financial advisors and its outside legal advisors, in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (ii) the Receiving Party shall negotiate, and cause its Representatives to negotiate, in good faith with the other Party to make such amendments to the terms of the Merger Agreement and the Arrangement as would enable the other Party to proceed with the transactions contemplated by the Merger Agreement on such amended terms. If the Receiving Party's board of directors, after consultation with its financial advisors and its outside legal advisors, determines that such Acquisition Proposal would cease to be a Superior Proposal, the Receiving Party shall promptly so advise the other Party, and the Parties shall amend the Merger Agreement and the Plan of Arrangement to reflect such offer made by the other Party, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

Each successive amendment to any Acquisition Proposal that results in an increase in, or a modification to, the consideration (or value of such consideration) to be received by the Receiving Party or its shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of the Merger Agreement, and the other Party shall be afforded an additional five Business Day Matching Period from the date on which such Party received the Superior Proposal Notice.

The Receiving Party's board of directors shall promptly reaffirm the Agnico Board Recommendation or Kirkland Board Recommendation, as applicable, by press release after any Acquisition Proposal which is determined to not be a Superior Proposal is publicly announced or the Receiving Party determines that a proposed amendment to the terms of the Merger Agreement as contemplated under the Merger Agreement would result in an Acquisition Proposal no longer being a Superior Proposal. The Receiving Party shall provide the other Party and its external legal counsel with a reasonable opportunity to review the form and content of any such press release and shall give reasonable consideration to such amendments to such press release requested by the other Party and its external legal counsel.

If the Receiving Party provides a Superior Proposal Notice to the other Party on a date that is less than 10 Business Days before the Agnico Meeting or Kirkland Meeting, as applicable, the other Party shall be entitled to require the Receiving Party to, and the Receiving Party shall upon such request, proceed with or adjourn or postpone such Agnico Meeting or Kirkland Meeting, as applicable, in accordance with the terms of the Merger Agreement to a date specified by the other Party that is not more than 15 Business Days after the scheduled date of the Agnico Meeting or Kirkland Meeting, as applicable; provided that in no event shall such adjourned or postponed meeting be held on a date that is less than five Business Days prior to the Outside Date.

Notwithstanding anything in the Merger Agreement to the contrary, neither Party shall be permitted to accept, approve or enter into an agreement providing for, or implementing, a Superior Proposal unless such agreement constitutes a Permitted Acquisition Agreement and such Party has complied with the non-solicitation covenants contained in Article 5 of the Merger Agreement and the Exclusivity Agreement.

Termination of the Merger Agreement

Termination by Either Party

The Merger Agreement may be terminated prior to the Effective Time by the mutual written agreement of the Parties, or by either Kirkland or Agnico if:

  Failure to Obtain Kirkland Shareholder Approval. The Kirkland Shareholder Approval is not obtained at the Kirkland Meeting in accordance with the Interim Order; provided that a Party may not terminate the Merger Agreement if the failure to obtain the Kirkland Shareholder Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Merger Agreement;

  Failure to Obtain Agnico Shareholder Approval. The Agnico Shareholder Approval is not obtained at the Agnico Meeting in accordance with Law; provided that a Party may not terminate the Merger Agreement if the failure to obtain the Agnico Shareholder Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Merger Agreement;

  Occurrence of Outside Date. The Effective Time does not occur on or prior to the Outside Date; provided that a Party may not terminate the Merger Agreement if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants under the Merger Agreement; or

  Illegality. After the date of the Merger Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the completion of the Arrangement illegal or otherwise prohibits or enjoins the Parties from completing the Arrangement, and such Law has, if applicable, become final and non-appealable; provided that the enactment, making, enforcement or amendment of such Law was not caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants under the Merger Agreement.

Termination by Kirkland

The Merger Agreement may be terminated prior to the Effective Time by Kirkland if:

  Breach of Representation or Warranty or Failure to Perform Covenants by Agnico. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of Agnico under the Merger Agreement occurs that would cause any condition relating to Agnico's representations, warranties or covenants not to be satisfied, and such breach or failure is incapable of being cured, or is not cured in accordance with the Merger Agreement, on or prior to the Outside Date; provided that Kirkland is not then in breach of the Merger Agreement so as to cause any mutual conditions or any condition relating to Kirkland's representations, warranties or covenants not to be satisfied; or

  Agnico Change in Recommendation. Prior to obtaining the Agnico Shareholder Approval: (i) the Agnico Board makes an Agnico Change in Recommendation; (ii) Agnico or any of its Subsidiaries accepts, approves, executes or enters into a Permitted Acquisition Agreement; or (iii) Agnico wilfully breaches or breaches in any material respect the non-solicitation covenants contained in the Merger Agreement.

Termination by Agnico

The Merger Agreement may be terminated prior to the Effective Time by Agnico if:

  Breach of Representation or Warranty or Failure to Perform Covenants by Kirkland. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of Kirkland under the Merger Agreement occurs that would cause any condition relating to Kirkland's representations, warranties or covenants not to be satisfied, and such breach or failure is incapable of being cured, or is not cured in accordance with the Merger Agreement, on or prior to the Outside Date; provided that Agnico is not then in breach of the Merger Agreement so as to cause any mutual conditions or any condition relating to Agnico's representations, warranties or covenants not to be satisfied;

  Kirkland Change in Recommendation. Prior to obtaining the Kirkland Shareholder Approval: (i) the Kirkland Board makes a Kirkland Change in Recommendation; (ii) Kirkland or any of its Subsidiaries accepts, approves, executes or enters into a Permitted Acquisition Agreement; or (iii) Kirkland wilfully breaches or breaches in any material respect the non-solicitation covenants contained in the Merger Agreement; or

  Dissent Rights. The condition of the Merger Agreement relating to Kirkland Shareholders not having validly exercised Dissent Rights in connection with the Arrangement with respect to more than 5% of the issued and outstanding Kirkland Shares is not capable of being satisfied by the Outside Date.

Termination Event and Termination Amount

The Merger Agreement provides that if an Agnico Termination Amount Event or a Kirkland Termination Amount Event occurs, Agnico or Kirkland, as applicable, shall pay, as proceeds of the other's rights under the Merger Agreement, the Termination Amount in the amount of $450,000,000 to the other Party.

A "Kirkland Termination Amount Event" means the termination of the Merger Agreement:

  by Agnico upon the occurrence of the circumstances described in the paragraph "Kirkland Change in Recommendation" under the heading "Termination of the Merger Agreement - Termination by Agnico" above; or

  by Agnico, upon the occurrence of the circumstances described in the paragraph "Breach of Representation or Warranty or Failure to Perform Covenants by Kirkland" under the heading "Termination of the Merger Agreement - Termination by Agnico" above, but only in the event of a termination due to a wilful or intentional breach or fraud by Kirkland, or by Agnico or Kirkland upon the occurrence of the circumstances described in the paragraph "Failure to Obtain Kirkland Shareholder Approval" under the heading "Termination of the Merger Agreement - Termination by Either Party" above, in each case, if:

(A) prior to such termination, any Acquisition Proposal in respect of Kirkland is publicly announced or otherwise publicly disclosed by any Person (other than Agnico or any of its Affiliates) or any Person (other than Agnico or any of its Affiliates) shall have publicly announced or otherwise publicly disclosed an intention to make an Acquisition Proposal in respect of Kirkland and such Acquisition Proposal or intent to make an Acquisition Proposal is not withdrawn at least 10 Business Days prior to the Kirkland Meeting; and

(B) either (1) prior to such termination Kirkland or any of its Subsidiaries has accepted, approved or entered into a Permitted Acquisition Agreement (whether or not such Acquisition Proposal is later consummated) or (2) within 12 months following the date of such termination: (I) any Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) is consummated; or (II) Kirkland or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, accepts, approves or enters into a Contract in respect of any Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) and such Acquisition Proposal is later consummated whether or not within such 12 month period.

An "Agnico Termination Amount Event" means the termination of the Merger Agreement:

  by Kirkland upon the occurrence of the circumstances described in the paragraph "Agnico Change in Recommendation" under the heading "Termination of the Merger Agreement - Termination by Kirkland" above; or

  by Kirkland, upon the occurrence of the circumstances described in the paragraph "Breach of Representation or Warranty or Failure to Perform Covenants by Agnico" under the heading "Termination of the Merger Agreement - Termination by Kirkland" above, but only in the event of a termination due to a wilful or intentional breach or fraud by Agnico, or by Agnico or Kirkland upon the occurrence of the circumstances described in the paragraph "Failure to Obtain Agnico Shareholder Approval" under the heading "Termination of the Merger Agreement - Termination by Either Party" above, in each case, if:

(A) prior to such termination, any Acquisition Proposal in respect of Agnico is publicly announced or otherwise publicly disclosed by any Person (other than Kirkland or any of its Affiliates) or any Person (other than Kirkland or any of its Affiliates) shall have publicly announced or otherwise publicly disclosed an intention to make an Acquisition Proposal in respect of Agnico and such Acquisition Proposal or intent to make an Acquisition Proposal is not withdrawn at least 10 Business Days prior to the Agnico Meeting; and

(B) either (1) prior to such termination Agnico or any of its Subsidiaries has accepted, approved or entered into a Permitted Acquisition Agreement (whether or not such Acquisition Proposal is later consummated) or (2) within 12 months following the date of such termination: (I) any Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) is consummated; or (II) Agnico or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, accepts, approves or enters into a Contract in respect of any Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) and such Acquisition Proposal is later consummated whether or not within such 12 month period.

For purposes of the Kirkland Termination Amount Event and the Agnico Termination Amount Event referred to above, the term "Acquisition Proposal" has the meaning assigned to that term in the Merger Agreement, except that references to "20% or more" are deemed to be references to "50% or more".

Termination Expense Reimbursement

If the Merger Agreement is terminated by either Agnico or Kirkland upon the occurrence of the circumstances described in the paragraph "Failure to Obtain Kirkland Shareholder Approval" under the heading "Termination of the Merger Agreement - Termination by Either Party" above or by Agnico upon the occurrence of the circumstances described in the paragraph "Breach of Representation or Warranty or Failure to Perform Covenants by Kirkland" under the heading "Termination of the Merger Agreement - Termination by Agnico" above, then Kirkland shall pay (or cause to be paid) to Agnico (or as Agnico may direct) an expense reimbursement payment of $20,000,000, provided that in no event shall Kirkland be required to pay, in aggregate, an amount in excess of the Termination Amount.

If the Merger Agreement is terminated by either Agnico or Kirkland upon the occurrence of the circumstances described in the paragraph "Failure to Obtain Agnico Shareholder Approval" under the heading "Termination of the Merger Agreement - Termination by Either Party" above or by Kirkland upon the occurrence of the circumstances described in the paragraph "Breach of Representation or Warranty or Failure to Perform Covenants by Agnico" under "Termination of the Merger Agreement - Termination by Kirkland" above, then Agnico shall pay (or cause to be paid) to Kirkland (or as Kirkland may direct) an expense reimbursement payment of $20,000,000, provided that in no event shall Agnico be required to pay, in aggregate, an amount in excess of the Termination Amount.

Amendments

The Merger Agreement and, subject to the provisions of the Interim Order, the Final Order and the Plan of Arrangement, the Plan of Arrangement, may, at any time and from time to time before or after the holding of the Agnico Meeting and/or the Kirkland Meeting, but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Agnico Shareholders, the Kirkland Shareholders or the holders of Kirkland Equity Awards, and any such amendment may, subject to the Interim Order, the Final Order, the Plan of Arrangement and Law, as applicable, without limitation:

  change the time for performance of any of the obligations or acts of the Parties;

  waive or modify, in whole or in part, any representation or warranty contained in the Merger Agreement or in any document delivered pursuant thereto;

  waive or modify, in whole or in part, any of the covenants contained in the Merger Agreement and waive or modify performance of any of the obligations of the Parties; and/or waive or modify, in whole or in part, any mutual conditions contained in the Merger Agreement.

In addition, pursuant to the Plan of Arrangement:

  Agnico and Kirkland may amend, modify and/or supplement the Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement is: (i) set out in writing; (ii) approved by Agnico and Kirkland, each acting reasonably; (iii) filed with the Court and, if made following the Kirkland Meeting, approved by the Court; and (iv) communicated to Kirkland Shareholders if and as required by the Court;

  any amendment, modification and/or supplement to the Plan of Arrangement, if approved by Agnico and Kirkland, each acting reasonably, may be proposed by Agnico or Kirkland at any time prior to the Kirkland Meeting, with or without any other prior notice or communication, and, if so proposed and accepted by the Persons voting at the Kirkland Meeting (other than as may be required under the Interim Order), shall become part of the Plan of Arrangement for all purposes;

  any amendment, modification and/or supplement to the Plan of Arrangement that is approved or directed by the Court following the Kirkland Meeting shall be effective only if: (i) it is consented to in writing by the Parties, each acting reasonably; and (ii) if required by the Court, it is consented to by some or all of the Kirkland Shareholders voting in the manner directed by the Court; and

  any amendment, modification and/or supplement to the Plan of Arrangement may be made following the Effective Date unilaterally by Agnico provided that it concerns a matter which, in the reasonable opinion of Agnico, is of an administrative nature required to better give effect to the implementation of the Plan of Arrangement and is not adverse to the economic interest of any former holder of Kirkland Shares or Kirkland Equity Awards.

Notwithstanding anything in the Plan of Arrangement or the Merger Agreement, Agnico and Kirkland are entitled at any time prior to or following the Kirkland Meeting or the Agnico Meeting to modify the Plan of Arrangement with respect to any Pre-Arrangement Reorganization effected in accordance with the terms of the Merger Agreement without any prior notice or communication or approval of the Court, the Kirkland Shareholders, the Agnico Shareholders or the holders of the Kirkland Equity Awards, provided such modifications are not adverse to the financial or economic interests of the Kirkland Shareholders, the Agnico Shareholders or the holders of the Kirkland Equity Awards entitled to receive the applicable consideration under the Plan of Arrangement.

The Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Merger Agreement. Upon the termination of the Plan of Arrangement pursuant to the Merger Agreement, no Party shall have any liability or further obligation to any other Party or Person thereunder other than as set out in the Merger Agreement.

SECURITIES LAW MATTERS

Interests of Certain Persons in the Arrangement

The directors, officers and other related parties of Agnico and Kirkland may have interests in the Arrangement that are, or may be, different from, or in addition to, the interests of other Agnico Shareholders and Kirkland Shareholders and that may present them with actual or potential conflicts of interest in connection with the Arrangement. Other than the interests and benefits described below, none of the directors or officers of Agnico and Kirkland or, to the knowledge of the directors and officers of Agnico and Kirkland, any of their respective associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon in connection with the Arrangement or that would materially affect the Arrangement. The Agnico Board and the Kirkland Board were aware of these interests and considered them, among other matters, when recommending approval of the Arrangement by Agnico Shareholders and Kirkland Shareholders, respectively.

All of the benefits received, or to be received, by directors, officers or employees of Agnico and Kirkland, respectively, as a result of the Arrangement are, and will be, solely in connection with their services as directors, officers or employees of Agnico and Kirkland. No benefit has been, or will be, conferred for the purpose of increasing the value of consideration payable to any such Person for Kirkland Shares held by such Persons and no consideration is, or will be, conditional on the Person supporting the Arrangement.

Treatment of Kirkland Equity Awards

Other than as described herein, all Kirkland Shares and Kirkland Equity Awards held by members of the Kirkland Board and Kirkland officers and their associates and affiliates will be treated in the same fashion under the Arrangement as those held by other holders of Kirkland Shares and Kirkland Equity Awards. See "The Arrangement - Arrangement Mechanics" for how the Kirkland Shares and the Kirkland Equity Awards will be affected by the Arrangement.

Kirkland Options

As of the Kirkland Record Date, none of the members of the Kirkland Board or officers of Kirkland held Kirkland Options.

Kirkland RSUs

As of the Kirkland Record Date, members of the Kirkland Board and officers of Kirkland set out below held 206,451 Kirkland RSUs. If the Arrangement is consummated, each Kirkland RSU (whether vested or unvested) outstanding immediately prior to the Effective Time held by a holder shall remain outstanding in accordance with the terms of the Kirkland LTIP and, upon vesting of such Kirkland RSUs following the Effective Time, such Kirkland RSUs shall entitle the holder thereof to receive, pursuant to its terms in cash or shares in accordance with the terms of the Kirkland LTIP, a payment equal to the Market Price on the date of vesting of such number of Agnico Shares as is equal to: (a) the number of Kirkland Shares subject to the Kirkland RSUs immediately prior to the Effective Time, multiplied by (b) the Exchange Ratio, rounded down to the nearest whole number.

Kirkland PSUs

As of the Kirkland Record Date, members of the Kirkland Board and officers of Kirkland set out below held 206,451 Kirkland PSUs. If the Arrangement is consummated, each Kirkland PSU (whether vested or unvested) outstanding immediately prior to the Effective Time held by a holder shall remain outstanding in accordance with the terms of the Kirkland LTIP and, upon vesting of such Kirkland PSUs following the Effective Time, such Kirkland PSUs shall entitle the holder thereof to receive, pursuant to its terms in cash or shares in accordance with the terms of the Kirkland LTIP, a payment equal to the Market Price on the date of vesting of such number of Agnico Shares as is equal to: (a) the number of Kirkland Shares subject to the Kirkland PSUs immediately prior to the Effective Time, multiplied by (b) the Exchange Ratio, rounded down to the nearest whole number, provided that the "payout factor" (as provided for under the Kirkland LTIP) following the Effective Time shall be adjusted by the Kirkland Board consistent with the terms of the Kirkland LTIP and shall be not less than the payout factor that would otherwise have applied to such Kirkland PSUs under the Kirkland LTIP as of the close of markets on September 24, 2021.

Kirkland DSUs

As of the Kirkland Record Date, members of the Kirkland Board held 138,306 Kirkland DSUs. If the Arrangement is consummated: (i) each Continuing Kirkland DSU (whether vested or unvested) outstanding immediately prior to the Effective Time held by a Continuing Kirkland Director shall remain outstanding in accordance with the terms of the Kirkland DSU Plan and, upon the redemption or settlement of such Continuing Kirkland DSUs following the Effective Time, such Continuing Kirkland DSUs shall entitle the Continuing Kirkland Director to receive, pursuant to the terms of the Kirkland DSU Plan, a cash payment equal to the Market Value on the date of redemption or settlement of such number of Agnico Shares as is equal to (A) the number of Kirkland Shares subject to the Continuing Kirkland DSUs immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to the nearest whole number; and (ii) each Kirkland DSU (whether vested or unvested), other than a Continuing Kirkland DSU, outstanding immediately prior to the Effective Time held by a holder shall be, and shall be deemed to be, transferred by such holder to Kirkland in exchange for a cash payment from Kirkland equal to the Fair Market Value immediately prior to the Effective Time (less any withholding or deduction on account of Taxes) and each such Kirkland DSU shall be immediately cancelled and (A) the holders of such Kirkland DSUs shall cease to be holders thereof and to have any rights as holders of such Kirkland DSUs, other than the right to receive the cash payment to which they are entitled, (B) such holders' names shall be removed from the register of Kirkland DSUs maintained by or on behalf of Kirkland, and (C) all agreements relating to the Kirkland DSUs (but excluding the Kirkland DSU Plan) shall be terminated and shall be of no further force and effect.

Completion of the Arrangement will not, other than as described herein, result in a payment or vesting of the Kirkland RSUs and Kirkland PSUs held by Kirkland officers unless, within 12 months of the Effective Date, a Triggering Event (as such term is defined in the Kirkland LTIP) occurs, which includes, without limitation, the termination of employment of such Kirkland officer without cause, the removal of such Kirkland officer as an officer of Kirkland or any of its Affiliates or any material adverse change imposed by Kirkland or any of its Affiliates to the duties, powers, rights, discretion, prestige, salary, benefits, or perquisite of the Kirkland officer as they existed prior the Effective Date, or with respect to financial entitlements, any material adverse change imposed by Kirkland or any of tis Affiliates to the conditions under and manner in which they were payable to the Kirkland officer prior to the Effective Date. Upon the occurrence of a Triggering Event within 12 months of the Effective Date, the Kirkland RSUs and Kirkland PSU held by such Kirkland officer will immediately vest and settle in accordance with the provisions of the Kirkland LTIP, as modified by the Plan of Arrangement.

Consideration

The following table sets out the names and positions of the members of the Kirkland Board and officers of Kirkland as of the Kirkland Record Date, the number of Kirkland Shares and Kirkland Equity Awards owned, or over which control or direction was exercised, by each such member of the Kirkland Board or officer of Kirkland and, where known after reasonable inquiry, by their respective associates or affiliates and the consideration to be received for such Kirkland Shares or Kirkland Equity Awards pursuant to the Arrangement.

As set out above, no consideration is expected to be received by the holders of Kirkland RSUs, Kirkland PSUs or Kirkland DSUs that will become officers, employees or directors, as applicable, of Agnico at the Effective Time. For those Kirkland officers for whom a "Triggering Event" occurs within 12 months of the Effective Date, the Kirkland RSUs and Kirkland PSUs will vest and settle in accordance with the provisions of the Kirkland LTIP, as modified by the Plan of Arrangement, on the occurrence of the Triggering Event. The members of the Kirkland Board who will not be continuing with Agnico after the Effective Date will be entitled to a cash payment in respect of the cancellation of their Kirkland DSUs following the Effective Date.

Name and Position	Kirkland Shares (and % of outstanding) (1)	(a) Consideration received from Kirkland Shares (C$)(2)	Equity Awards			(b) Cash received from Kirkland Equity Awards (C$)(3)	(a) + (b) Total Consideration from Kirkland Shares and Kirkland Equity Awards (C$)
			Number of Kirkland RSUs	Number of Kirkland PSUs	Number of Kirkland DSUs
Jeffrey Parr Chair	19,790	1,071,193.97	-	-	38,993	-	1,071,193.97
Jonathan Gill Director	-	-	-	-	29,167	-	-
Peter Grosskopf Director	10,000	541,293.01	-	-	4,061	-	541,293.01
Ingrid Hibbard Director	17,183	930,055.31	-	-	4,061	222,505.39	1,152,560.70
Arnold Klassen Director	15,000	811,905.41	-	-	23,946	-	811,905.41
Elizabeth Lewis-Gray Director	940	50,820.83	-	-	4,043	-	50,820.83
Barry Olson Director	5,650	305,811.79	-	-	34,035	1,864,804.44	2,170,616.23
Anthony Makuch President and Chief Executive Officer	64,843 (0.0246%)	3,509,843.47	84,612	84,612	-	-	3,509,843.47
David Soares Chief Financial Officer	-	-	22,102	22,102	-	-	-
Natasha Vaz Chief Operating Officer	-	-	16,108	16,108	-	-	-
Jennifer Wagner Executive Vice President Corporate Affairs and Sustainability	-	-	18,687	18,687	-	-	-
Jason Neal Executive Vice President	4,000	216,517.20	12,615	12,615	-	-	216,517.20
Darin Smith Senior Vice President Corporate Development	1,500	81,176.90	8,954	8,954	-	-	81,176.90
John Landmark Senior Vice President Corporate Affairs - (Australia)	-	-	10,473	10,473	-	-	-
Mark Utting Senior Vice President Investor Relations	-	-	10,646	10,646	-	-	-
Meri Verli Senior Vice President Business Operations Management Systems	-	-	6,899	6,899	-	-	-
Eric Kallio Senior Vice President Exploration	-	-	15,355	15,355	-	-	-

Notes:

(1)

Based on 263,696,770 Kirkland Shares issued and outstanding as of the Kirkland Record Date. Unless otherwise indicated, the holdings of the applicable director or officer of Kirkland are less than or equal to 0.01% of the issued and outstanding Kirkland Shares.

(2)	The value of each Kirkland Share has been calculated using the five-day VWAP of the Agnico Shares on the TSX as of October 13, 2021, multiplied by the Exchange Ratio.
(3)

The value of Kirkland DSUs held by those members of the Kirkland Board which are not Continuing Kirkland Directors was calculated by using the five-day VWAP of the Kirkland Shares on the TSX as of October 13, 2021, multiplied by the Exchange Ratio. As the Kirkland DSUs held by a Continuing Kirkland Director shall continue under the same terms as prior to the Effective Time, none of the members of the Kirkland Board who are Continuing Kirkland Directors will receive cash upon closing of the Arrangement from such Kirkland DSUs. As the Kirkland RSUs and Kirkland PSUs shall continue under the same terms as prior to the Effective Time, none of the members of the Kirkland Board or officers of Kirkland will receive cash upon closing of the Arrangement from Kirkland RSUs or Kirkland PSUs.

In addition, as a result of the Arrangement, certain members of Kirkland Senior Management may receive additional benefits as described below under the headings "Termination and Change of Control Benefits".

Termination and Change of Control Benefits

No director, officer or employee of Kirkland or Agnico is entitled to any change of control or other payment solely as a consequence of the Arrangement.

The employment agreements (the "Employment Agreements") of certain of Kirkland's executive officers contain "double trigger" change of control provisions. These Employment Agreements provide that each executive officer is entitled to a change of control payment in the event of a "change of control" (as defined in each Employment Agreement) which is followed by the termination of such executive officer's employment either without cause or if such executive resigns following a "Triggering Event" (a material adverse change to the executive's duties, powers, rights, title, or salary, as they existed immediately prior to a change of control, which occurs without the executive's written agreement) within 12 months of the completion of the change of control transaction. Completion of the Arrangement constitutes a "change of control" pursuant to the Employment Agreements.

Pursuant to the terms of the Employment Agreements, upon a "change of control" of Kirkland followed by a termination or resignation of the executive officer, such officer is entitled to: (i) unpaid salary up to the date of termination; (ii) their annual short term bonus pro-rated to reflect service in the year of determination; (iii) two times their base salary; (iv) two times their annual target bonus; (v) accrued but unused vacation pay; (vi) the vesting of any outstanding Kirkland RSU or Kirkland PSU grants held by the executive officer; (vii) the continuation of coverage under Kirkland's health and medical plans for a period of two years; and (viii) the continued participation in any pension, registered retirement savings plan matching, disability and life insurance benefits and other additional perquisites as Kirkland has in effect for a period of 24 months following termination.

The following table sets out the severance payable to certain members of Kirkland Senior Management as of the Kirkland Record Date pursuant the employment agreement with each respective individual, in the event the applicable individual is terminated, or such individual is subject to a "Triggering Event", within 12 months following a "change of control".

Executive	Pro-Rated Short Term Bonus (C$)(1)	Severance: 2x Base Salary (C$)	Severance: 2x Target Bonus (C$)	Value of Kirkland RSUs and Kirkland PSUs (C$)(2)	Estimated Accrued Vacation (C$)(3)	2x Annual Cost of Kirkland Benefits (C$)	2x Annual Pension Entitlement (C$)(4)	Total (C$)
Anthony Makuch Chief Executive Officer	1,469,178	3,000,000	3,750,000	4,579,945	135,616	74,000	1,023,930	14,032,669
David Soares Chief Financial Officer	528,904	1,350,000	1,350,000	1,196,301	33,930	64,000	354,016	4,877,151
Natasha Vaz Chief Operating Officer	528,904	1,350,000	1,350,000	871,867	61,027	64,000	328,062	4,533,860
Jennifer Wagner Executive Vice President Corporate Affairs and Sustainability	528,904	1,350,000	1,350,000	1,011,505	61,027	64,000	339,233	4,704,669

Executive	Pro-Rated Short Term Bonus (C$)(1)	Severance: 2x Base Salary (C$)	Severance: 2x Target Bonus (C$)	Value of Kirkland RSUs and Kirkland PSUs (C$)(2)	Estimated Accrued Vacation (C$)(3)	2x Annual Cost of Kirkland Benefits (C$)	2x Annual Pension Entitlement (C$)(4)	Total (C$)
Jason Neal Executive Vice President	579,836	1,480,000	1,480,000	682,840	41,718	64,000	337,814	4,666,208
Total	3,635,726	8,530,000	9,280,000	8,342,458	333,318	330,000	2,383,055	32,834,557

Notes:

(1)	Represents value of short term incentive bonus payable at target for the year ended December 31, 2021, pro-rated to October 13, 2021.
(2)

The value of Kirkland RSUs and Kirkland PSUs were calculated by using the five-day VWAP of the Agnico Shares on the TSX as of October 13, 2021, based on the number of Kirkland RSUs and Kirkland PSUs held by the members of Kirkland Senior Management listed above on October 13, 2021, multiplied by the Exchange Ratio. For the purposes of estimating the payout of Kirkland PSUs, a payout factor of 100% was applied to the vesting of Kirkland PSUs. The actual performance of the Kirkland PSUs held by the Kirkland Senior Management would be determined in accordance with the performance of the Kirkland Shares up to the Effective Date in accordance with the Kirkland LTIP. Pursuant to the Kirkland LTIP the payout factor of the Kirkland PSUs can range from 0% to 200%.

(3)	Includes accrued vacation to October 13, 2021 less any vacation taken.
(4)

The amount included in this column reflects two times the yearly contribution under the Kirkland executive retirement plan for each member of Kirkland Senior Management listed above, taking into account each member's base salary, target bonus and the value of each member's Kirkland RSUs and Kirkland PSUs (assuming a payout factor of 100% for each Kirkland PSU), as well as each member's pro-rated 2021 bonus. Actual amounts paid on a termination or triggering event would differ depending on the actual payout factor of the Kirkland PSUs calculated in accordance with the Kirkland LTIP.

Continuing Insurance Coverage and Indemnification for Directors and Officers of Kirkland

The Merger Agreement provides that, prior to the Effective Date, Kirkland shall purchase customary "tail" policies of directors' and officers' liability insurance providing protection no less favourable in the aggregate than the protection provided by the policies maintained by Kirkland and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date. The Merger Agreement also provides that Agnico shall, or shall cause Kirkland and its Subsidiaries, to maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date; provided that the cost of such policies shall not exceed 300% of the current annual aggregate premium for the directors' and officers' insurance policies currently maintained by Kirkland or its Subsidiaries. These obligations will survive the completion of the Arrangement and will continue in full force and effect.

Pursuant to the Merger Agreement, Agnico agreed that it will cause Kirkland and its Subsidiaries to honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of Kirkland and its Subsidiaries under the articles or other constating documents of Kirkland and/or its Subsidiaries or under any agreement or contract of any indemnified person with Kirkland or with any of its Subsidiaries. Agnico has acknowledged that such rights shall survive the completion of the Arrangement, and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date.

Combined Company Appointments

Management of the Combined Company will be led by Sean Boyd, currently Vice-Chairman and Chief Executive Officer of Agnico, as Executive Chair, Tony Makuch, currently Chief Executive Officer of Kirkland, as Chief Executive Officer and Ammar Al-Joundi, currently President of Agnico, as President. Additional senior management will be selected from the respective Agnico and Kirkland teams and determined prior to the completion of the Arrangement. In connection with the Arrangement, Agnico may enter into new employment arrangements with one or more members of Kirkland senior management, which could include increased responsibilities and/or enhanced employment benefits. As of the date hereof, no agreements, arrangements or understandings with respect to any such new employment arrangements have been reached with any member of Kirkland senior management.

The Combined Company Board will consist of 13 members, comprised of seven directors of Agnico and six directors of Kirkland. The Combined Company Board will include Sean Boyd, currently Vice-Chairman and Chief Executive Officer of Agnico, as Executive Chair, Jeffrey Parr, currently Chairman of the Kirkland Board, as Vice-Chair and Jamie Sokalsky, currently a director on the Agnico Board, as Lead Director. The remainder of the Combined Company Board will be comprised of Leona Aglukkaq, Martine Celej, Robert Gemmell, Deborah McCombe and J. Merfyn Roberts, each a current director of Agnico, and Jonathan Gill, Peter Grosskopf, Arnold Klassen, Elizabeth Lewis-Gray and Tony Makuch, each a current director of Kirkland.

Intentions of Directors and Senior Management

As of the Kirkland Record Date, the members of the Kirkland Board and officers who entered into Kirkland Support and Voting Agreements beneficially owned, directly or indirectly, or exercised control or direction over, collectively 139,626 Kirkland Shares representing approximately 0.05% of the issued and outstanding Kirkland Shares on a non-diluted basis. Pursuant to the Kirkland Support and Voting Agreements, each member of the Kirkland Board and Kirkland Senior Management has agreed, among other things, to vote his or her Kirkland Shares in favour of the Arrangement Resolution. See "The Arrangement - Support and Voting Agreements". All members of the Kirkland Board and Kirkland Senior Management will be receiving the same Consideration for their Kirkland Shares under the Arrangement as all other Kirkland Shareholders.

As of the Agnico Record Date, the members of the Agnico Board and officers who entered into Agnico Support and Voting Agreements beneficially owned, directly or indirectly, or exercised control or direction over, collectively 588,412 Agnico Shares representing approximately 0.24% of the issued and outstanding Agnico Shares on a non-diluted basis. Pursuant to the Agnico Support and Voting Agreements, each member of the Agnico Board and Agnico Senior Management has agreed, among other things, to vote his or her Agnico Shares in favour of the Agnico Resolution. See "The Arrangement - Support and Voting Agreements".

Multilateral Instrument 61-101

Agnico and Kirkland are subject to MI 61-101. MI 61-101 is intended to regulate certain transactions to ensure fair and equal treatment among securityholders, generally requiring enhanced disclosure, approval by a majority of securityholders excluding "interested parties" or "related parties" (as such terms are defined in MI 61-101), independent valuations and, in certain instances, approval and oversight of the transaction by a special committee of independent directors. The protections of MI 61-101 generally apply to "business combinations" (as such term is defined in MI 61-101) that terminate the interests of securityholders without their consent and related party transactions in circumstances where a related party is entitled to consideration for security that is not identical in amount and form to the entitlement of shareholders generally or is entitled to a "collateral benefit" (as such term is defined in MI 61-101). If the transaction were a "business combination", MI 61-101 would require that, in addition to the approval of the transaction by at least two-thirds of the votes cast by all shareholders present or represented by proxy at a shareholders meeting, the transaction would also require the approval of a simple majority of the votes cast by shareholders, excluding votes cast in respect of shares held by "related parties" who receive a "collateral benefit" as a consequence of the transaction.

A "collateral benefit" includes any benefit that a "related party" of Kirkland is entitled to receive as a consequence of the Arrangement, including without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities or other enhancement in benefits related to services as an employee, director or consultant of Kirkland. MI 61-101 excludes from the meaning of "collateral benefit" a payment per security that is identical in amount and form to the entitlement of the general body of holders in Canada or securities of the same class, as well as certain benefits to a related party that is received solely in connection with the related party's service as an employee, director or consultant of the issuer, of an affiliated entity of the issuer or of a successor to the business of the issuer where: (a) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the transactions; (b) the benefit is not, by its terms, conditional on the related party supporting the transaction in any manner; (c) full particulars of the benefit are disclosed in the disclosure document for the transaction; and (d) either (i) the related party and his or her associated entities beneficially owns, or exercises control or direction over, less than 1% of each class of the outstanding securities of the issuer, or (ii) the related party discloses to an independent committee of the issuer the amount of the consideration that he or she expects to be beneficially entitled to receive, under the terms of the transaction, in exchange for the equity securities he or she beneficially owns and the independent committee acting in good faith determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value of the consideration the related party will receive pursuant to the terms of the transaction for the equity securities it beneficially owns, and the independent committee's determination is disclosed in the disclosure document for the transaction.

In connection with the Arrangement, Kirkland's outstanding incentive awards will be treated as set forth under "Securities Law Matters - Interests of Certain Persons in the Arrangement" in this Circular, and certain officers of Kirkland are entitled to certain rights upon and/or following a change in control followed by a termination or resignation as set forth under "Securities Law Matters - Interests of Certain Persons in the Arrangement - Termination and Change of Control Benefits" in this Circular. Kirkland has considered whether these entitlements may constitute a "collateral benefit" for purposes of MI 61-101 such that the Arrangement would therefore constitute a "business combination" under MI 61-101. Kirkland has determined that none of these entitlements is a "collateral benefit" for the purposes of MI 61-101 as, among other things, each Kirkland recipient thereof beneficially owns, or exercises control or direction over, less than 1% of Kirkland's outstanding equity securities and the full particulars of the entitlements have been disclosed herein. Kirkland has also determined that no related party of Kirkland is entitled to consideration for its Kirkland Shares that is not identical in amount and form to the entitlement of Kirkland Shareholders generally. Accordingly, the Arrangement is not considered to be a "business combination" in respect of Kirkland, and as a result, no "minority approval" is required for the Arrangement Resolution. In addition, since the Arrangement does not constitute a business combination, no formal valuation of Kirkland is required for the Arrangement under MI 61-101.

To the knowledge of the directors and executive officers of Kirkland, as at the date hereof, no Persons or companies beneficially own or exercise control or direction over, directly or indirectly, 10% or more of the voting rights attached to all of the issued and outstanding Kirkland Shares. Accordingly, no determination is required to be made by the Kirkland Board as to whether such Kirkland Shareholders will receive any benefits or payments that fall within the definition of "collateral benefit" for the purposes of MI 61-101.

Other Canadian Securities Law Considerations

The Agnico Shares to be issued to Kirkland Shareholders pursuant to the Arrangement, will be issued in reliance on exemptions from the prospectus and registration requirements of Canadian Securities Laws, will generally be "freely tradeable" and the resale of such Agnico Shares will be exempt from the prospectus requirements (and not subject to any "restricted period" or "hold period") under Canadian Securities Laws if the following conditions are met: (a) the trade is not a "control distribution" (as defined under Canadian Securities Laws); (b) no unusual effort is made to prepare the market or to create a demand for the Agnico Shares; (c) no extraordinary commission or consideration is paid to a Person or company in respect of the trade; and (d) if the selling shareholder is an insider or an officer of Agnico, the selling shareholder has no reasonable grounds to believe that Agnico is in default of applicable securities legislation. Kirkland Shareholders are urged to consult their legal advisors to determine the applicability to them of the resale restrictions prescribed by Canadian Securities Laws applicable to trades in Agnico Shares issued pursuant to the Arrangement.

United States Securities Law Considerations

The following discussion is only a general overview of certain requirements of U.S. Securities Laws that may be applicable to the Consideration Shares and Agnico Replacement Options issuable upon completion of the Arrangement. All holders of such securities are urged to consult with their own counsel to ensure compliance with U.S. Securities Laws.

Further information applicable to U.S. securityholders is disclosed under the heading "Joint Management Information Circular - Information for United States Shareholders".

The following discussion does not address the Canadian Securities Laws that will apply to the issue of Consideration Shares and Agnico Replacement Options or the resale of any such securities, within Canada by Kirkland Shareholders and Kirkland Option holders in the United States. Kirkland Shareholders and Kirkland Option holders in the United States reselling any such securities in Canada must comply with Canadian Securities Laws, as outlined elsewhere in this Circular.

The offer and sale of the Consideration Shares issuable to Kirkland Shareholders and Kirkland CDI holders in exchange for their Kirkland Shares and Kirkland CDIs, respectively, and the offer and sale of the Agnico Replacement Options issuable in exchange for Kirkland Options, in each case pursuant to the Arrangement, have not been and will not be registered under the U.S. Securities Act or applicable U.S. state Securities Laws, and such securities will be issued in reliance upon the Section 3(a)(10) Exemption and exemptions from applicable U.S. state Securities Laws. The Section 3(a)(10) Exemption exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration under the U.S. Securities Act where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the substantive and procedural fairness of the terms and conditions of such issuance and exchange at which all Persons to whom it is proposed to issue the securities have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the procedural and substantive fairness of the terms and conditions of the Arrangement will be considered. All persons to whom it is proposed to issue the securities are entitled to appear and be heard at this hearing, provided that they satisfy the applicable conditions set forth in the Interim Order. The Court granted the Interim Order on October 29, 2021 and, subject to the approval of the Arrangement by Kirkland Shareholders, a hearing on the Arrangement is expected to be held on or about December 1, 2021 by the Court. Accordingly, the Final Order, if granted, will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act, pursuant to the Section 3(a)(10) Exemption, with respect to the issuance of the Consideration Shares to Kirkland Shareholders and Kirkland CDI holders in exchange for their Kirkland Shares and Kirkland CDIs, respectively, and the issuance of the Agnico Replacement Options to holders of Kirkland Options in exchange for their Kirkland Options, in each case pursuant to the Arrangement upon completion of the Arrangement. The Court has been informed of this effect of the Final Order.

The Consideration Shares to be received by Kirkland Shareholders and Kirkland CDI holders, respectively, pursuant to the Arrangement upon completion of the Arrangement (which, for avoidance of doubt, does not include the Agnico Shares issuable upon exercise of the Agnico Replacement Options), may be resold without restriction under the U.S. Securities Act, except by Persons who are "affiliates" (as defined in Rule 144 of the U.S. Securities Act) of Agnico after the completion of the Arrangement or who were affiliates of Agnico within 90 days prior to the completion of the Arrangement. Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Typically, persons who are executive officers, directors or 10% or greater shareholders of an issuer are considered to be its "affiliates". Consideration Shares received by such affiliates or former affiliates of Agnico will be subject to certain restrictions on resale imposed by the U.S. Securities Act, such that they may not resell such securities in the absence of registration under the U.S. Securities Act or an exemption from such registration, if available, such as the exemption provided by Rule 144 under the U.S. Securities Act or the safe harbor provided by Rule 904 of Regulation S under the U.S. Securities Act.

The exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof does not exempt the issuance of securities upon the exercise of securities that were previously issued pursuant to the Section 3(a)(10) Exemption or were issued pursuant to another exemption from registration under the U.S. Securities Act. Therefore, the Agnico Shares issuable upon exercise of the Agnico Replacement Options to be issued pursuant to the Arrangement may not be issued in reliance upon the Section 3(a)(10) Exemption and the Agnico Replacement Options may be exercised only pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state Securities Laws. Prior to the issuance of Agnico Shares pursuant to any such exercise, Agnico may require evidence (which may include an opinion of counsel) reasonably satisfactory to Agnico to the effect that the issuance of such Agnico Shares does not require registration under the U.S. Securities Act or applicable U.S. state Securities Laws.

The Agnico Shares issued upon exercise of the Agnico Replacement Options by holders in the United States or who are U.S. Persons will be "restricted securities", as such term is defined in Rule 144 under the U.S. Securities Act, and may not be resold unless such securities are registered under the U.S. Securities Act and all applicable U.S. state Securities Laws or unless an exemption from such registration requirements is available.

Australian Securities Law Considerations

Not a Prospectus

This Circular is not, and is not required to be, a prospectus under the Australian Corporations Act. It has been prepared to address requirements of the Laws of the relevant provinces and territories of Canada and its content may not be the same, or presented in the same manner, as information in a prospectus. It has been issued under the ASIC Relief or Requirements. It has been provided to ASIC and ASX, but is not required to be registered with ASIC or approved by ASX.

Pursuant to the Merger Agreement, the Parties agreed to use commercially reasonable efforts to obtain ASIC relief from the requirements of Chapter 6D.2 and 6D.3 of the Australian Corporations Act in order to distribute the Circular to Australian Shareholders in respect of Kirkland Shares listed on the ASX, including relief from compliance with the prospectus and secondary share sale requirements of Part 6D.2 and Part 6D.3 of the Australian Corporations Act in connection with the proposed distribution of Consideration Shares to Australian Shareholders pursuant to the Plan of Arrangement. On September 28, 2021, Agnico submitted an application to ASIC seeking such ASIC relief which was obtained on October 27, 2021.

The Parties agreed in the Merger Agreement that if such relief was denied or unduly delayed in the opinion of Agnico, acting reasonably, the Parties may at Agnico's option either:

  issue to a nominee appointed by Agnico such Consideration Shares to which Australian Shareholders would otherwise be entitled and procure that, as soon as reasonably practicable after the Effective Time, the nominee sells or procures the sale of all of the Consideration Shares issued to the nominee in the normal course of trading on the TSX and/or the NYSE and remits to Agnico or, at Agnico's direction, the Depositary, the proceeds of sale (after deducting any applicable Taxes) for further payment to each Australian Shareholder pro rata on the basis of each such shareholder's entitlement to the Consideration Shares in full satisfaction of such Australian Shareholder's entitlement to the relevant Consideration Shares; or

  lodge the Circular (together with any appropriate supplement) as a prospectus under the Australian Corporations Act. In such event, the Parties will cause the Circular (together with any appropriate supplement) to be sent to the Kirkland Shareholders and the Agnico Shareholders, respectively, after expiry of the exposure period for that prospectus, and, in each case, Kirkland agreed to use commercially reasonable efforts to cooperate and assist Agnico on a timely basis with the preparation of any supplement or amendment to this Circular in connection with either of the foregoing, if requested by Agnico, and (if applicable and reasonable to do so in the circumstances) consent in writing to the lodgement of the Circular (or any appropriate supplement hereto and any other documents required to be filed) with ASIC as a prospectus.

In addition, the Plan of Arrangement provides that notwithstanding any other provision of the Plan of Arrangement, if it appears to Agnico that it would be contrary to Law to issue Consideration Shares pursuant to the Arrangement to any Kirkland Shareholder that is not a resident in Canada or the United States, respectively, the Consideration Shares that otherwise would be issued to that Person may be issued by Agnico to the Depositary or another nominee appointed by Agnico acting as agent for that Person. The Consideration Shares so issued to the Depositary or such nominee, as applicable, will be sold on behalf of that Person as soon as practicable after the Effective Date in the normal course of trading on the TSX and/or the NYSE, on such dates and at such prices as the Depositary or the nominee, as applicable, determines in its sole discretion as agent for such Person. Each such Person shall be entitled to receive a pro rata share of the proceeds of sale (after withholding or deducting any applicable Taxes) of such Consideration Shares on the basis of each such Person's Consideration Shares held by the Depositary or nominee on behalf of such Person and in full satisfaction of such Person's Consideration Shares held by the Depositary or nominee on behalf of such Person. The net proceeds of such sale will be remitted to such Person in the same manner as any other cash payments to be delivered to Kirkland Shareholders pursuant to the Plan of Arrangement.

Not Australian Shares

Similar to Kirkland and the Kirkland Shares, Agnico is not an Australian company and the Agnico Shares are not shares in an Australian company. Consequently, Agnico is only regulated under the Australian Corporations Act to a limited extent as a foreign company. Agnico is subject to the Laws of the Canadian Province of Ontario, and is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, Northwest Territories, Yukon and Nunavut. Accordingly, rights of Agnico Shareholders in Australia will be determined predominantly under the Laws of the relevant Canadian provinces and territories.

No ASX Listing

Unlike the Kirkland Shares, the Agnico Shares are not, and after completion of the Arrangement will not be, listed on the ASX.

Rights and Entitlements of Kirkland CDIs

Kirkland CDI holders will receive Agnico Shares at the Effective Time. Details of the settlement timetable for the Kirkland CDIs are in the process of being confirmed with the ASX. It is anticipated that after the necessary shareholder and court approvals are obtained and closing of the Arrangement is ready to be initiated, trading in Kirkland CDIs will go into voluntary suspension for a period of approximately three trading days while closing of the Arrangement occurs. During that time, the ability to transmute Kirkland CDIs into the underlying Kirkland Shares, and vice versa, is expected to be restricted. Following the Arrangement, the Agnico Shares will not be listed on the ASX.

Enforcement Warning

The enforcement by Agnico Shareholders and Kirkland Shareholders of any applicable Laws of Australia, including Laws as to misleading conduct, or the common law including Laws relating to negligence, may be affected adversely by the fact that Agnico and Kirkland are organized under the Laws of Ontario, Canada, being a jurisdiction outside Australia, that some or all of the officers and directors of Agnico and Kirkland, respectively, are residents of countries other than Australia, that some or all of the experts named in this Circular and the documents incorporated by reference herein are residents of countries other than Australia and that some or all of the assets of Agnico, Kirkland and such Persons are located outside Australia. As a result, it may be difficult for Agnico Shareholders and Kirkland Shareholders in Australia to take action in Australian federal or state courts and under Australian Law against Agnico, Kirkland and such Persons. In addition, Agnico Shareholders and Kirkland Shareholders in Australia cannot be assured that the courts of Canada would enforce judgements of Australian courts obtained in actions under the Laws of Australia against such Persons.

See "Joint Management Information Circular - Information for Australian Shareholders" for further information relevant to Australian Shareholders of Kirkland.

INFORMATION CONCERNING THE AGNICO MEETING

The Agnico Meeting will be held on November 26, 2021, subject to any adjournment or postponement thereof, in a virtual-only format via live webcast available online using the TSX Trust virtual shareholder meeting platform at https://virtual-meetings.tsxtrust.com/1233, password "agnico2021" (case sensitive) at 10:00 a.m. (Toronto time) for the purposes set forth in the accompanying Notice of Special Meeting of Shareholders of Agnico.

The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, email, Internet, fax transmission or other electronic means of communication or in person by the directors, officers, employees and representatives of Agnico. The total cost of soliciting proxies and mailing the materials in connection with the Agnico Meeting will be borne by Agnico. In addition, Agnico has retained Laurel Hill to assist it in connection with communicating to Agnico Shareholders in respect of the Arrangement. In connection with these services, Laurel Hill is expected to receive an estimated fee of at least C$250,000 for services provided, plus an amount per call to retail holders of Agnico Shares as well as the reimbursement of its reasonable out-of-pocket expenses.

Officers and directors of Agnico, collectively holding approximately 0.24% of the total Agnico Shares, as at the Agnico Record Date, have entered into Agnico Support and Voting Agreements with Kirkland pursuant to which each such individual has agreed to, among other things, support the Arrangement and vote all Agnico Shares beneficially owned by them in favour of the Agnico Resolution, subject to the terms and conditions of such agreements.

Purpose of the Agnico Meeting

This Circular is furnished in connection with the solicitation of proxies by the management of Agnico for use at the Agnico Meeting. As set out in the Notice of Special Meeting of Shareholders of Agnico, at the Agnico Meeting, Agnico Shareholders will be asked to consider and vote on the Agnico Resolution.

Agnico Shareholder approval is required in connection with the Arrangement pursuant to the rules and regulations of the TSX. In connection with the Arrangement, Agnico has reserved for issuance, approximately 212 million Agnico Shares for issuance to Kirkland Shareholders (based on the number of Kirkland Shares outstanding on September 27, 2021), representing approximately 87% of the Agnico Shares on a non-diluted basis as of such date. Pursuant to section 611(c) of the TSX Company Manual, a listed company is generally required to obtain shareholder approval in connection with an acquisition transaction where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction.

The Agnico Resolution approves the issuance of up to 212,358,086 Agnico Shares in connection with the acquisition of all of the Kirkland Shares, such number of Agnico Shares consisting of: (i) up to 211,415,964 Agnico Shares issuable to Kirkland Shareholders pursuant to the Plan of Arrangement; and (ii) up to 942,122 Agnico Shares issuable upon the exercise of Agnico Replacement Options to be issued in exchange for Kirkland Options and upon the exercise, settlement or redemption of the Kirkland RSUs and Kirkland PSUs following the Arrangement. The figures above include a 1% buffer to account for clerical and administrative matters. No Agnico Shares will be issued, or are issuable, to the holders of the Kirkland DSUs in connection with the Arrangement.

The TSX will generally not require further Agnico Shareholder approval for the issuance of up to an additional 53,089,522 Agnico Shares, such number being 25% of the number of Agnico Shares approved for issuance pursuant to the Agnico Resolution.

Former Agnico Shareholders and Former Kirkland Shareholders are expected to own approximately 54% and 46% of the Agnico Shares in the Combined Company, respectively, immediately after completion of the Arrangement (on a non-diluted basis), in each case based on the number of Agnico Shares and Kirkland Shares issued and outstanding as of September 27, 2021. The completion of the Arrangement will not result in a material impact on control or direction over Agnico.

As a result, at the Agnico Meeting, Agnico Shareholders will be asked to consider and vote upon the Agnico Resolution and such other business as may properly come before the Agnico Meeting.

In order for the Arrangement to be completed, Agnico Shareholders must approve the Agnico Resolution. To pass, the Agnico Resolution must be approved by at least a simple majority of the votes cast by Agnico Shareholders present (virtually) or represented by proxy and entitled to vote at the Agnico Meeting.

Virtual Agnico Meeting

Given the ongoing uncertainty relating to the COVID-19 pandemic, its public health impact and the associated restrictions on and the risk in attending large group gatherings, Agnico has made arrangements to enable Registered Agnico Shareholders and duly appointed proxyholders to attend and vote at the Agnico Meeting, which will be conducted via live webcast available online using the TSX Trust virtual shareholder meeting platform at: https://virtual-meetings.tsxtrust.com/1233. Agnico Shareholders will not need, nor be able, to attend the Agnico Meeting in person but will have an equal opportunity to participate in the Agnico Meeting regardless of geographic location.

Registered Agnico Shareholders and duly appointed proxyholders (including Non-Registered Agnico Shareholders who have appointed themselves as proxyholder) will be able to attend the Agnico Meeting, ask questions and vote at the Agnico Meeting in real time.

Non-Registered Agnico Shareholders must carefully follow the procedures set out in this Circular in order to vote and ask questions through the live webcast. Guests, including Non-Registered Agnico Shareholders who have not been duly appointed as proxyholders, can log into the Agnico Meeting as a guest. Guests may listen to the Agnico Meeting but will not be entitled to vote or ask questions during the Agnico Meeting.

If you appoint someone to be your proxy, other than the individual(s) named on the form of proxy or voting instruction form, you will need to take the additional step of registering with Computershare before the proxy cut-off time by going to https://www.computershare.com/AgnicoEagle after submitting your form of proxy or voting information form. Non-Registered Agnico Shareholders should carefully follow the instructions they have received from their Intermediary (as further explained below) and contact their Intermediary promptly if they need assistance.

Please note that only Registered Agnico Shareholders and proxyholders (including Non-Registered Agnico Shareholders who have duly appointed themselves as proxyholder) are permitted to vote at the Agnico Meeting.

Non-Registered Agnico Shareholders wishing to attend the Agnico Meeting and indirectly vote their Agnico Shares as their own proxyholder must appoint themselves as a proxyholder, in accordance with the instructions set out below. Failure to register with Computershare in advance of the proxy cut-off time will result in the Non-Registered Agnico Shareholder not receiving a control number to participate in the Agnico Meeting and only being able to attend as a guest. Guests will not be permitted to vote or ask questions at the Agnico Meeting.

Attending the Agnico Meeting Electronically

To attend the Agnico Meeting, Agnico Shareholders will need to go to the following website in their web browser on their smartphone, tablet or computer: https://virtual-meetings.tsxtrust.com/1233. Agnico Shareholders will need the latest versions of Google Chrome, Apple Safari, Microsoft Edge or Mozilla Firefox web browsers in order to access the Agnico Meeting. Agnico Shareholders should not use Internet Explorer. To ensure that their web browser is compatible and Internet connection is working properly, Agnico Shareholders should login to the Agnico Meeting at least 15 minutes before the start of the Agnico Meeting.

After logging in to the Agnico Meeting at https://virtual-meetings.tsxtrust.com/1233, Registered Agnico Shareholders or duly appointed proxyholders, if they have received a form of proxy or email, respectively, from Computershare with a control number, are to click "I have a control number" and enter the 15-digit control number on their form of proxy or four-letter control number on their email, as applicable, and the following case sensitive password: "agnico2021". Agnico Shareholders who do not have a control number are to select "I am a Guest" and fill in the required information.

Navigation

When successfully logging in online at https://virtual-meetings.tsxtrust.com/1233, a screen will be displayed. You will be able to view the Agnico information being provided, ask questions and watch the webcast.

If you would like to watch the webcast, press the play icon. If you are viewing the Agnico Meeting on a computer, the webcast will appear automatically once the Agnico Meeting has started.

Voting

Once the voting is announced, click the voting icon on the left hand side of the screen. To vote, simply select the voting direction from the options shown on the screen and click "SUBMIT". A confirmation message will appear to show that your vote has been received.

If you have additional control numbers to vote, click "I HAVE ADDITIONAL CONTROL NUMBERS" at the top of the screen to enter the additional credential. To change your vote, simply click "REFRESH VOTING RESOLUTIONS".

Voting will remain open until voting on the ballot is closed.

Questions

Registered Agnico Shareholders and duly appointed proxyholders (including Non-Registered Agnico Shareholders who have appointed themselves as proxyholder) attending the Agnico Meeting may ask questions during the Agnico Meeting. Messages can be submitted at any time during the Q&A session up until the chair of the Agnico Meeting closes the session.

If you would like to ask a question, select "ASK A QUESTION" icon to the left of your screen. Type a message in the chat box in the messaging screen. Once you are happy with your message click the "ASK NOW" button. Questions sent via TSX Trust virtual shareholder meeting platform will be moderated before being sent to the chair of the Agnico Meeting.

Difficulties Accessing the Virtual Agnico Meeting

If you have questions regarding the Agnico Meeting portal or require assistance accessing the Agnico Meeting website, you may contact tsxtvgminfo@tmx.com. If you attend the Agnico Meeting, you must remain connected to the Internet at all times during the Agnico Meeting in order to vote when balloting commences. It is your responsibility to ensure Internet connectivity for the duration of the Agnico Meeting. Note that if you lose connectivity once the Agnico Meeting has commenced, there may be insufficient time to resolve your issue before voting is completed. Therefore, even if you currently plan to attend the Agnico Meeting and vote during the live webcast, you should consider voting your Agnico Shares in advance or by proxy so that your vote will be counted in the event you experience any technical difficulties or are otherwise unable to access the Agnico Meeting.

In the event of technical malfunction or other significant problem that disrupts the Agnico Meeting, the chair of the Agnico Meeting may adjourn, recess, or expedite the Agnico Meeting, or take such other action as the chair of the Agnico Meeting determines is appropriate, considering the circumstances.

Please also refer to the Virtual Meeting Guide provided to you by TSX Trust with the Agnico Meeting Materials for further information.

Appointment and Revocation of Proxies

Agnico's named proxyholders are Sean Boyd, Vice-Chairman and Chief Executive Officer of Agnico or, failing him, Chris Vollmershausen, Senior Vice President, Legal, General Counsel & Corporate Secretary of Agnico or, failing him, Ammar Al-Joundi, President of Agnico. An Agnico Shareholder that wishes to appoint another Person or entity (who need not be an Agnico Shareholder) to represent such Agnico Shareholder at the Agnico Meeting may either insert the Person or entity's name in the blank space provided in the form of proxy or complete another proper form of proxy, submit the form of proxy and register such proxyholder with Computershare after submitting the form of proxy. In order for a duly appointed proxyholder to represent an Agnico Shareholder at the Agnico Meeting, the Agnico Shareholder must register the proxyholder with Computershare once the Agnico Shareholder has submitted its form of proxy. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a unique control number, which is necessary in order for the proxyholder to participate in the Agnico Meeting. To register a duly appointed proxyholder, an Agnico Shareholder must go to https://www.computershare.com/AgnicoEagle by no later than 10:00 a.m. (Toronto time) on November 24, 2021 (or by 10:00 a.m. (Toronto time) on the day other than a Saturday, Sunday or statutory or civic holiday which is at least 48 hours prior to any adjourned or postponed Agnico Meeting) and provide Computershare with its proxyholder's contact information, so that Computershare may provide the proxyholder with a control number via email. If you appoint and register a non-management proxyholder, please ensure that they attend the Agnico Meeting for your vote to count.

The proxy must be in writing and signed by the Agnico Shareholder or by the Agnico Shareholder's attorney, duly authorized in writing or, if the Agnico Shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney. A proxy will only be valid if it is duly completed, signed, dated and received at the office of Agnico's transfer agent, Computershare, Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, facsimile: 1-866-249-7775, by 10:00 a.m. (Toronto time) on November 24, 2021 (or by 10:00 a.m. (Toronto time) on the day other than a Saturday, Sunday or statutory or civic holiday which is at least 48 hours prior to any adjourned or postponed Agnico Meeting).

A Registered Agnico Shareholder who has voted by proxy may revoke it any time prior to the Agnico Meeting. To revoke a proxy, a Registered Agnico Shareholder may: (a) deliver a written notice to Agnico's registered office at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7, Attention: Senior Vice President, Legal, General Counsel & Corporate Secretary, or to the offices of Computershare at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, facsimile: 1-866-249-7775, at any time up to and including the close of business on the last Business Day preceding the day of the Agnico Meeting, or any adjournment or postponement thereof; (b) vote again on the Internet or by phone at any time up to 10:00 a.m. (Toronto time) on November 24, 2021 (or by 10:00 a.m. (Toronto time) on the day other than a Saturday, Sunday or statutory or civic holiday which is at least 48 hours prior to any adjourned or postponed Agnico Meeting); or (c) complete a form of proxy that is dated later than the form of proxy being changed, and mailing it or faxing it as instructed on the form of proxy so that it is received before 10:00 a.m. (Toronto time) on November 24, 2021 (or by 10:00 a.m. (Toronto time) on the day other than a Saturday, Sunday or statutory or civic holiday which is at least 48 hours prior to any adjourned or postponed Agnico Meeting). If you log in to the Agnico Meeting, you will not be revoking any previously submitted proxies. However, if you vote on a ballot at the Agnico Meeting you will be revoking any and all previously submitted proxies. If you DO NOT wish to revoke your previously submitted proxies, do not vote at the Agnico Meeting. In addition, the proxy may be revoked by any other method permitted by Law. The written notice of revocation may be executed by the Agnico Shareholder or by an attorney who has the Agnico Shareholder's written authorization. If the Agnico Shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney. Only Registered Agnico Shareholders have the right to directly revoke a proxy. Non-Registered Agnico Shareholders that wish to change their vote must arrange for their respective Intermediaries to revoke the proxy on their behalf in accordance with any requirements of the Intermediaries.

If you have questions, you may contact Agnico's strategic shareholder advisor and proxy solicitation agent, Laurel Hill, by telephone at 1-877-452-7184 (toll free in North America), at 1-416-304-0211 (for collect calls outside of North America), or by email at assistance@laurelhill.com.

Voting of Proxies and Exercise of Discretion

The accompanying form of proxy, when properly signed, confers authority on the Persons named in it as proxies with respect to any amendments or variations to the matters identified in the Notice of Special Meeting of Shareholders of Agnico or other matters that may properly come before the Agnico Meeting, or any adjournment or postponement thereof. Notwithstanding the foregoing, the Persons named in the accompanying form of proxy will vote or withhold from voting the Agnico Shares in respect of which they are appointed in accordance with the direction of the Agnico Shareholder appointing them and if the Agnico Shareholder specifies a choice with respect to any matter to be voted upon, such Agnico Shareholders' Agnico Shares will be voted accordingly. If you sign and return your form of proxy without designating a proxyholder and do not give voting instructions or specify that you want your Agnico Shares withheld from voting, the Agnico representatives named in the form of proxy will vote your Agnico Shares FOR the Agnico Resolution.

IN THE ABSENCE OF ANY SUCH INSTRUCTION, AGNICO SHARES REPRESENTED BY PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED FOR THE AGNICO RESOLUTION.

Voting by Registered Agnico Shareholders

Voting by Proxy

Voting by proxy is the easiest way for Registered Agnico Shareholders to cast their vote. Registered Agnico Shareholders can vote by proxy in any of the following ways:

By Telephone:

Call 1-866-732-8683 (toll-free in North America) or 1-312-588-4290 (outside North America). You will need your 15-digit control number, which can be found on your form of proxy. Please note that you cannot appoint anyone other than the directors and officers named on your form of proxy as your proxyholder if you vote by telephone.

By Internet:	Go to www.investorvote.com and follow the instructions on the screen. You will need your 15-digit control number, which can be found on your form of proxy.

By Fax:	Complete, sign and date your form of proxy and fax a copy of it to Computershare at 1-866-249-7775 (toll free within North America) or 1-416-263-9524 (outside North America).

By Mail:	Complete, sign and date your form of proxy and return it to Computershare, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, ON, M5J 2Y1 in the envelope provided.

In order for a duly appointed proxyholder to represent an Agnico Shareholder at the Agnico Meeting, the Agnico Shareholder must register the proxyholder with Computershare once the Agnico Shareholder has submitted its form of proxy. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a unique control number, which is necessary in order for the proxyholder to participate in the Agnico Meeting. To register a duly appointed proxyholder, an Agnico Shareholder must go to https://www.computershare.com/AgnicoEagle by no later than 10:00 a.m. (Toronto time) on November 24, 2021 (or by 10:00 a.m. (Toronto time) on the day other than a Saturday, Sunday or statutory or civic holiday which is at least 48 hours prior to any adjourned or postponed Agnico Meeting) and provide Computershare with its proxyholder's contact information, so that Computershare may provide the proxyholder with a four-letter control number via email. If you appoint and register a non-management proxyholder, please ensure that they attend the Agnico Meeting for your vote to count.

If you have questions, you may contact Agnico's strategic shareholder advisor and proxy solicitation agent, Laurel Hill, by telephone at 1-877-452-7184 (toll free in North America), at 1-416-304-0211 (for collect calls outside of North America), or by email at assistance@laurelhill.com.

Voting by Live Internet Webcast

Only Registered Agnico Shareholders or their duly appointed proxyholders will have the ability to view a live webcast of the Agnico Meeting, ask the Agnico Board questions and submit votes in real time at the Agnico Meeting.

A Registered Agnico Shareholder may attend and vote at the Agnico Meeting during the live webcast as follows:

(i) Log into https://virtual-meetings.tsxtrust.com/1233 at least 15 minutes before the start of the Agnico Meeting and ensure your web browser and Internet connection are working properly. Agnico Shareholders will need the latest version of Google Chrome, Apple Safari, Microsoft Edge or Mozilla Firefox web browsers in order to access the Agnico Meeting. Agnico Shareholders should not use Internet Explorer. Registered Agnico Shareholders should allow ample time to check into the Agnico Meeting and to complete the related procedures.

(ii) Click on "I have a control number" and enter the 15-digit control number on the accompanying form of proxy.

(iii) Enter the password (case sensitive): "agnico2021".

(iv) Follow the instructions to access the Agnico Meeting and vote when prompted.

During the Agnico Meeting, Registered Agnico Shareholders and duly appointed proxyholders must ensure they are connected to the Internet at all times in order to vote when polling is commenced on the resolutions put before the Agnico Meeting. It is their responsibility to ensure Internet connectivity. Non-Registered Agnico Shareholders must follow the procedures outlined below to participate in the Agnico Meeting.

Voting by Non-Registered Agnico Shareholders (other than holders in the United States)

The information set forth in this section is of significant importance to many Agnico Shareholders, as a substantial number of Agnico Shareholders do not hold Agnico Shares in their own name. Non-Registered Agnico Shareholders should note that only proxies deposited by Agnico Shareholders whose names appear in the records of Agnico as a Registered Agnico Shareholders or duly appointed proxyholder can be recognized and acted upon at the Agnico Meeting or any adjournment or postponement thereof.

If Agnico Shares are listed in an account statement provided to an Agnico Shareholder by a broker or other Intermediary then, in almost all cases, those Agnico Shares will not be registered in the Agnico Shareholder's name on Agnico's share register. Those Agnico Shares will more likely be registered under the name of the Agnico Shareholder's Intermediary or an agent of that Intermediary. In Canada, the vast majority of such Agnico Shares are registered under the name of "CDS & Co.", the registration name of CDS, which acts as nominee for many Canadian brokerage firms. Agnico Shares held by Intermediaries can only be voted (for or against resolutions) upon the instructions of the Non-Registered Agnico Shareholders. Without specific instructions, the Intermediaries are prohibited from voting Agnico Shares for their clients. Agnico does not know for whose benefit the Agnico Shares registered in the name of CDS & Co., or another Intermediary, are held.

National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") of the Canadian Securities Administrators requires Intermediaries to seek voting instructions from Non-Registered Agnico Shareholders in advance of shareholder meetings. In accordance with the requirements of NI 54-101, Agnico has distributed copies of the Agnico Notice of Meeting, this Circular and the form of proxy to the Intermediaries and clearing agencies for onward distribution to Non-Registered Agnico Shareholders. Intermediaries are required to forward these materials to Non-Registered Agnico Shareholders unless the Non-Registered Agnico Shareholder has waived the right to receive them. Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Agnico Shareholders in order to ensure that their Agnico Shares are voted at the Agnico Meeting or any adjournment or postponement thereof. Often, the form of proxy supplied to a Non-Registered Agnico Shareholder by its Intermediary is identical to the form of proxy provided to Registered Agnico Shareholders; however, its purpose is limited to instructing the Registered Agnico Shareholder on how to vote on behalf of the Non-Registered Agnico Shareholder.

Voting by Submitting Voting Instructions

If you are a Non-Registered Agnico Shareholder, your Intermediary will send you your proxy-related materials and a voting instruction form that allows you to vote on the Internet, by telephone or by mail. To vote, you should follow the instructions provided on your voting instruction form. Your Intermediary is required to ask for your voting instructions before the Agnico Meeting. Please contact your Intermediary if you do not receive a voting instruction form. Alternatively, you may receive from your Intermediary a pre-authorized form of proxy indicating the number of Agnico Shares to be voted, which you should complete, sign, date and return as directed on the form. Each Intermediary has its own procedures which should be carefully followed by Non-Registered Agnico Shareholders to ensure that their Agnico Shares are voted by their Intermediary on their behalf at the Agnico Meeting. Agnico intends to reimburse Intermediaries for the delivery of the meeting materials to Non-Registered Agnico Shareholders that have objected to their Intermediary disclosing certain ownership information about themselves to Agnico (objecting beneficial owners).

The majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy. If you are a Non-Registered Agnico Shareholder - holding your Agnico Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other Intermediary - you are requested to complete and return the voting instruction form in accordance with the instructions set out therein. Broadridge tabulates the results of all instructions received and provides appropriate instructions regarding the voting of Agnico Shares to be represented at the Agnico Meeting or any adjournment or postponement thereof. Agnico may utilize Broadridge's QuickVote™ service to assist eligible Non-Registered Agnico Shareholders that are "non-objecting beneficial owners" with voting their Agnico Shares over the telephone.

If you have questions, you may contact Agnico's strategic shareholder advisor and proxy solicitation agent, Laurel Hill, by telephone at 1-877-452-7184 (toll free in North America), at 1-416-304-0211 (for collect calls outside of North America), or by email at assistance@laurelhill.com.

Voting by Live Internet Webcast

A Non-Registered Agnico Shareholder can only vote its Agnico Shares at the Agnico Meeting if: (a) it has previously appointed itself as the proxyholder for its Agnico Shares by printing its name in the space provided on the voting instruction form and submitting it as directed on the form; and (b) by no later than 10:00 a.m. (Toronto time) on November 24, 2021 (or by 10:00 a.m. (Toronto time) on the day other than a Saturday, Sunday or statutory or civic holiday which is at least 48 hours prior to any adjourned or postponed Agnico Meeting), it has gone to https://www.computershare.com/AgnicoEagle to register with Computershare and obtain a control number for the Agnico Meeting. This control number will allow a Non-Registered Agnico Shareholder to log in to the live webcast and vote at the Agnico Meeting. Without a control number, Non-Registered Agnico Shareholders will not be able to ask questions or vote at the Agnico Meeting.

A Non-Registered Agnico Shareholder may also appoint someone else as its proxyholder for its Agnico Shares by printing their name in the space provided on the voting instruction form and submitting it as directed on the form. If the Non-Registered Agnico Shareholder's proxyholder intends to attend and participate at the Agnico Meeting, after the voting instruction form has been submitted, the Non-Registered Agnico Shareholder must go to https://www.computershare.com/AgnicoEagle by no later than 10:00 a.m. (Toronto time) on November 24, 2021 (or by 10:00 a.m. (Toronto time) on the day other than a Saturday, Sunday or statutory or civic holiday which is at least 48 hours prior to any adjourned or postponed Agnico Meeting) to register so that Computershare may provide the proxyholder with a control number via email. Without a control number, a proxyholder may attend the Agnico Meeting as a guest but will not be able to ask questions or vote at the Agnico Meeting.

Voting instructions must be received in sufficient time to allow the voting instruction form to be forwarded by the Non-Registered Agnico Shareholder's Intermediary to Computershare before 10:00 a.m. (Toronto time) on November 24, 2021. If a Non-Registered Agnico Shareholder plans to participate in the Agnico Meeting (or to have its proxyholder participate in the Agnico Meeting), such Agnico Shareholder or its proxyholder will not be entitled to vote or ask questions online unless the proper documentation is completed and received by the Agnico Shareholder's Intermediary well in advance of the Agnico Meeting to allow them to forward the necessary information to Computershare before 10:00 a.m. (Toronto time) on November 24, 2021. Non-Registered Agnico Shareholders should contact their respective Intermediaries well in advance of the Agnico Meeting and follow their instructions if they want to participate in the Agnico Meeting. Guests, including Non-Registered Agnico Shareholders who have not duly appointed themselves as proxyholder, can attend the Agnico Meeting by logging into the Agnico Meeting at https://virtual-meetings.tsxtrust.com/1233, selecting "I am a Guest" and filling in the required information.

Voting by Non-Registered Agnico Shareholders located in the United States

Non-Registered Agnico Shareholders located in the United States must provide Computershare with a duly completed legal proxy if they wish to vote at the Agnico Meeting or appoint a third party as their proxyholder. Non-Registered Agnico Shareholders located in the United States are to follow the instructions of their Intermediary included with their form of proxy or voting instruction form, or contact their Intermediary, to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from the Intermediary, Non-Registered Agnico Shareholders located in the United States must then submit such legal proxy to Computershare. Requests for registration from Non-Registered Agnico Shareholders located in the United States that wish to vote at the Agnico Meeting or, if permitted, appoint a third party as their proxyholder must be sent by email to uslegalproxy@computershare.com or by courier to Computershare, at Proxy Department, 8th Floor, 100 University Avenue, Toronto, ON, M5J 2Y1 and must be labeled "Legal Proxy" and received not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Agnico Meeting or any adjournment or postponement thereof.

Attending the Agnico Meeting as a Guest

Only Agnico Shareholders of record at the close of business on October 13, 2021 and other permitted attendees may attend the Agnico Meeting. Attending the Agnico Meeting allows Registered Agnico Shareholders and duly appointed proxyholders, including Non-Registered Agnico Shareholders who have duly appointed themselves or a third party proxyholder, to participate, ask questions and vote at the Agnico Meeting. If a Non-Registered Agnico Shareholder appoints a third party proxyholder to represent them at the Agnico Meeting, the Non-Registered Agnico Shareholder will only be able to attend the Agnico Meeting as a guest. Guests, including Non-Registered Agnico Shareholders who have not duly appointed themselves a proxyholder, can log into the Agnico Meeting as set out below. Guests will be able to listen to the Agnico Meeting, but will not be able to ask questions or vote.

A guest may attend the Agnico Meeting during the live webcast as follows:

(i) Log into https://virtual-meetings.tsxtrust.com/1233 at least 15 minutes before the start of the Agnico Meeting and ensure your web browser and Internet connection are working properly. Users will need the latest versions of Google Chrome, Apple Safari, Microsoft Edge or Mozilla Firefox web browsers in order to access the Agnico Meeting. Agnico Shareholders should not use Internet Explorer. Guests should allow ample time to check into the Agnico Meeting and to complete the related procedures.

(ii) Click "I am a Guest" and fill in the required information.

If you have questions, you may contact Agnico's strategic shareholder advisor and proxy solicitation agent, Laurel Hill, by telephone at 1-877-452-7184 (toll free in North America), at 1-416-304-0211 (for collect calls outside of North America), or by email at assistance@laurelhill.com.

Agnico Record Date

The Agnico Board has fixed the close of business on October 13, 2021 as the Agnico Record Date for the determination of the Agnico Shareholders that will be entitled to notice of the Agnico Meeting, and any adjournment or postponement thereof, and that will be entitled to vote at the Agnico Meeting.

Quorum

Under Agnico's by-laws, the quorum for the Agnico Meeting is two individuals present in person, each being a shareholder or a proxyholder entitled to vote at the Agnico Meeting, holding or representing, in the aggregate, at least 25% of the issued Agnico Shares enjoying voting rights at the Agnico Meeting.

Agnico Shares and Principal Holders Thereof

Agnico is authorized to issue an unlimited number of Agnico Shares, of which 244,865,927 Agnico Shares were issued and outstanding as of October 13, 2021. Registered Agnico Shareholders are entitled to receive notice of, and to attend and vote at, all meetings of the Agnico Shareholders, and each Agnico Share confers the right to one vote in person (virtually) or by proxy at all meetings of the Agnico Shareholders.

Only Agnico Shareholders of record on October 13, 2021 are entitled to vote or to have their Agnico Shares voted at the Agnico Meeting.

As at October 13, 2021, to the knowledge of the directors and executive officers of Agnico, there is no Person that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of Agnico carrying 10% or more of the voting rights attached to any class of voting securities of Agnico.

Other Business

As of the date of this Circular, the management of Agnico knows of no amendment, variation or other matter to come before the Agnico Meeting, other than the matters referred to in the Agnico Notice of Meeting. However, if any other matter properly comes before the Agnico Meeting, the accompanying applicable proxy will be voted on such matter in accordance with the best judgment of the Person voting the proxy, including with respect to any amendments or variations to the matters identified in this Circular.

INFORMATION CONCERNING THE KIRKLAND MEETING

The Kirkland Meeting will be held on November 26, 2021, subject to any adjournment or postponement thereof, in a virtual-only format via live webcast available online using the TSX Trust virtual shareholder meeting platform at https://virtual-meetings.tsxtrust.com/1231, password "kirkland2021" (case sensitive) at 11:00 a.m. (Toronto time) for the purposes set forth in the accompanying Notice of Special Meeting of Shareholders of Kirkland.

The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, email, Internet, fax transmission or other electronic means of communication or in person by the directors, officers, employees and representatives of Kirkland. The total cost of soliciting proxies and mailing the materials in connection with the Kirkland Meeting will be borne by Kirkland. In addition, Kirkland has retained Kingsdale Advisors to assist it in connection with communicating to Kirkland Shareholders in respect of the Arrangement. In connection with these services, Kingsdale Advisors is expected to receive an estimated fee of at least C$350,000 for services provided, plus an amount per call to retail holders of Kirkland Shares as well as the reimbursement of its reasonable out-of-pocket expenses.

Officers and directors of Kirkland, collectively holding approximately 0.05% of the total Kirkland Shares, as at the Kirkland Record Date, have entered into Kirkland Support and Voting Agreements with Agnico pursuant to which each such individual has agreed to, among other things, support the Arrangement and vote all Kirkland Shares beneficially owned by them in favour of the Arrangement Resolution, subject to the terms and conditions of such agreements.

Purpose of the Kirkland Meeting

This Circular is furnished in connection with the solicitation of proxies by the management of Kirkland for use at the Kirkland Meeting. As set out in the Notice of Special Meeting of Shareholders of Kirkland, Kirkland Shareholders will be asked to consider and vote on the Arrangement Resolution.

Pursuant to the Arrangement, Agnico will acquire all of the issued and outstanding Kirkland Shares. As consideration under the Arrangement, Kirkland Shareholders (other than Dissenting Shareholders) will receive 0.7935 of an Agnico Share for each Kirkland Share or Kirkland CDI held. Former Agnico Shareholders and Former Kirkland Shareholders are expected to own approximately 54% and 46% of the Agnico Shares in the Combined Company, respectively, immediately after completion of the Arrangement (on a non-diluted basis), in each case based on the number of Agnico Shares and Kirkland Shares issued and outstanding as of September 27, 2021. Upon completion of the Arrangement, Kirkland will become a wholly-owned Subsidiary of Agnico.

In order for the Arrangement to be completed, Kirkland Shareholders must approve the Arrangement Resolution. The Arrangement Resolution will require the affirmative vote of not less than two-thirds of the votes cast by Kirkland Shareholders present (virtually) or represented by proxy and entitled to vote at the Kirkland Meeting.

Virtual Kirkland Meeting

Given the ongoing uncertainty relating to the COVID-19 pandemic, its public health impact and the associated restrictions on and the risk in attending large group gatherings, Kirkland has made arrangements to enable Registered Kirkland Shareholders and duly appointed proxyholders to attend and vote at the Kirkland Meeting, which will be conducted via live webcast available online using the TSX Trust virtual shareholder meeting platform at: https://virtual-meetings.tsxtrust.com/1231. Kirkland Shareholders will not need, nor be able, to attend the Kirkland Meeting in person but will have an equal opportunity to participate in the Kirkland Meeting regardless of geographic location.

Registered Kirkland Shareholders and duly appointed proxyholders (including Non-Registered Kirkland Shareholders who have appointed themselves as proxyholder) will be able to attend the Kirkland Meeting, ask questions and vote at the Kirkland Meeting in real time. Kirkland CDI holders are not able to appoint themselves as a proxyholder and may only attend the Kirkland Meeting as guests.

Non-Registered Kirkland Shareholders must carefully follow the procedures set out in this Circular in order to vote and ask questions through the live webcast. Guests, including Non-Registered Kirkland Shareholders who have not been duly appointed as proxyholders and Kirkland CDI holders, can log into the Kirkland Meeting as a guest. Guests may listen to the Kirkland Meeting but will not be entitled to vote or ask questions during the Kirkland Meeting.

If you appoint someone to be your proxy, other than the individual(s) named on the form of proxy or voting instruction form, you or your proxy will need to take the additional step of registering with TSX Trust before the proxy cut-off time, by completing and returning the "Request For Control Number Form", which can be found at http://tsxtrust.com/resource/en/75, to TSX Trust by emailing tsxtrustproxyvoting@tmx.com, after submitting your voting information form. Non-Registered Kirkland Shareholders (other than Kirkland CDI holders) should carefully follow the instructions they have received from their Intermediary (as further explained below) and contact their Intermediary promptly if they need assistance.

Please note that only Registered Kirkland Shareholders and proxyholders (including Non-Registered Kirkland Shareholders who have duly appointed themselves as proxyholder) are permitted to vote at the Kirkland Meeting. Kirkland CDI holders are not able to appoint themselves as a proxyholder and may only attend the Kirkland Meeting as guests. Non-Registered Kirkland Shareholders wishing to attend the Kirkland Meeting and indirectly vote their Kirkland Shares as their own proxyholder must appoint themselves as a proxyholder, in accordance with the instructions set out below. Failure to register with the TSX Trust in advance of the proxy cut-off time will result in the Non-Registered Kirkland Shareholder not receiving a control number to participate in the Kirkland Meeting and only being able to attend as a guest. Guests will not be permitted to vote or ask questions at the Kirkland Meeting.

Attending the Kirkland Meeting Electronically

To attend the Kirkland Meeting, Kirkland Shareholders will need to go to the following website in their web browser on their smartphone, tablet or computer: https://virtual-meetings.tsxtrust.com/1231. Kirkland Shareholders will need the latest versions of Google Chrome, Apple Safari, Microsoft Edge or Mozilla Firefox web browsers in order to access the Kirkland Meeting. Kirkland Shareholders should not use Internet Explorer. To ensure that their web browser is compatible and Internet connection is working properly, Kirkland Shareholders should login to the Kirkland Meeting at least 15 minutes before the start of the Kirkland Meeting.

After logging in to the Kirkland Meeting at https://virtual-meetings.tsxtrust.com/1231, Registered Kirkland Shareholders or duly appointed proxyholders, if they have received a form of proxy or email, respectively, from TSX Trust with a control number, are to click "I have a control number" and enter the 12-digit control number on their form of proxy or email, as applicable, and the following case sensitive password: "kirkland2021". Kirkland Shareholders who do not have a control number are to select "I am a Guest" and fill in the required information. Kirkland CDI holders who wish to log into and listen to the Kirkland Meeting are to follow the above steps, select "I am a Guest" and fill in the required information. Kirkland CDI holders are not entitled to vote or ask questions during the Kirkland Meeting and may only attend the Kirkland Meeting as guests.

Navigation

When successfully logging in online at https://virtual-meetings.tsxtrust.com/1231, a screen will be displayed. You will be able to view the Kirkland information being provided, ask questions and watch the webcast.

If you would like to watch the webcast, press the play icon. If you are viewing the Kirkland Meeting on a computer, the webcast will appear automatically once the Kirkland Meeting has started.

Voting

Once the voting is announced, click the voting icon on the left hand side of the screen. To vote, simply select the voting direction from the options shown on the screen and click "SUBMIT". A confirmation message will appear to show that your vote has been received.

If you have additional control numbers to vote, click "I HAVE ADDITIONAL CONTROL NUMBERS" at the top of the screen to enter the additional credential. To change your vote, simply click "REFRESH VOTING RESOLUTIONS".

Voting will remain open until voting on the ballot is closed.

Questions

Registered Kirkland Shareholders and duly appointed proxyholders (including Non-Registered Kirkland Shareholders who have appointed themselves as proxyholder) attending the Kirkland Meeting may ask questions during the Kirkland Meeting. Kirkland CDI holders are not able to appoint themselves as a proxyholder and therefore may not ask questions during the Kirkland Meeting. Messages can be submitted at any time during the Q&A session up until the chair of the Kirkland Meeting closes the session.

If you would like to ask a question, select "ASK A QUESTION" icon to the left of your screen. Type a message in the chat box in the messaging screen. Once you are happy with your message click the "ASK NOW" button. Questions sent via TSX Trust virtual shareholder meeting platform will be moderated before being sent to the chair of the Kirkland Meeting.

Difficulties Accessing the Virtual Kirkland Meeting

If you have questions regarding the Kirkland Meeting portal or require assistance accessing the Kirkland Meeting website, you may contact tsxtvgminfo@tmx.com. If you attend the Kirkland Meeting, you must remain connected to the Internet at all times during the Kirkland Meeting in order to vote when balloting commences. It is your responsibility to ensure Internet connectivity for the duration of the Kirkland Meeting. Note that if you lose connectivity once the Kirkland Meeting has commenced, there may be insufficient time to resolve your issue before voting is completed. Therefore, even if you currently plan to attend the Kirkland Meeting and vote during the live webcast, you should consider voting your Kirkland Shares in advance or by proxy so that your vote will be counted in the event you experience any technical difficulties or are otherwise unable to access the Kirkland Meeting.

In the event of technical malfunction or other significant problem that disrupts the Kirkland Meeting, the chair of the Kirkland Meeting may adjourn, recess, or expedite the Kirkland Meeting, or take such other action as the chair of the Kirkland Meeting determines is appropriate, considering the circumstances.

Please also refer to the Virtual Meeting Guide provided to you by TSX Trust with the Kirkland Meeting Materials for further information.

Appointment and Revocation of Proxies

Kirkland's named proxyholders are Anthony Makuch, President and Chief Executive Officer of Kirkland or, failing him, Jennifer Wagner, Executive Vice President, Corporate Affairs and Sustainability of Kirkland. A Kirkland Shareholder that wishes to appoint another Person or entity (who need not be a Kirkland Shareholder) to represent such Kirkland Shareholder at the Kirkland Meeting may either insert the Person or entity's name in the blank space provided in the form of proxy or complete another proper form of proxy, submit the form of proxy and register such proxyholder with TSX Trust after submitting the form of proxy. Registering the third-party proxyholder with TSX Trust is an additional step to be completed after the Kirkland Shareholder has submitted their form of proxy. Failure to register the proxyholder will result in the proxyholder not receiving a control number that is required for them to vote at the Kirkland Meeting and, consequently, only being able to attend the Kirkland Meeting as a guest. To register a proxyholder, a Kirkland Shareholder MUST complete and return the "Request For Control Number Form" which can be found at https://tsxtrust.com/resource/en/75, to TSX Trust by emailing tsxtrustproxyvoting@tmx.com, by no later than 11:00 a.m. (Toronto time) on November 24, 2021 (or by 11:00 a.m. (Toronto time) on the day other than a Saturday, Sunday or statutory or civic holiday which is at least 48 hours prior to any adjourned or postponed Kirkland Meeting), so that TSX Trust may provide the proxyholder with a control number via email. If you appoint and register a non-management proxyholder, please ensure that they attend the Kirkland Meeting for your vote to count.

The proxy must be in writing and signed by the Kirkland Shareholder or by the Kirkland Shareholder's attorney, duly authorized in writing or, if the Kirkland Shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney. A proxy will only be valid if it is duly completed, signed, dated and received by TSX Trust in accordance with the instructions thereon by 11:00 a.m. (Toronto time) on November 24, 2021 (or by 11:00 a.m. (Toronto time) on the day other than a Saturday, Sunday or statutory or civic holiday which is at least 48 hours prior to any adjourned or postponed Kirkland Meeting).

A Kirkland Shareholder who has voted by proxy may revoke it any time prior to the Kirkland Meeting. To revoke a proxy, a Registered Kirkland Shareholder may: (a) deliver a written notice which is either delivered to the offices of TSX Trust, at 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4Y1, Attention: Proxy Department, at any time up to and including the close of business on the last Business Day preceding the day of the Kirkland Meeting, or any adjournment or postponement thereof; (b) vote again on the Internet or by phone at any time up to 11:00 a.m. (Toronto time) on November 24, 2021 (or by 11:00 a.m. (Toronto time) on the day other than a Saturday, Sunday or statutory or civic holiday which is at least 48 hours prior to any adjourned or postponed Kirkland Meeting); or (c) complete a form of proxy that is dated later than the form of proxy being changed, and mailing it or faxing it as instructed on the form of proxy so that it is received before 11:00 a.m. (Toronto time) on November 24, 2021 (or by 11:00 a.m. (Toronto time) on the day other than a Saturday, Sunday or statutory or civic holiday which is at least 48 hours prior to any adjourned or postponed Kirkland Meeting). If you log in to the Kirkland Meeting using a TSX Trust control number, you will not be revoking any previously submitted proxies. However, if you vote on a ballot at the Kirkland Meeting you will be revoking any and all previously submitted proxies. If you DO NOT wish to revoke your previously submitted proxies, do not vote at the Kirkland Meeting. In addition, the proxy may be revoked by any other method permitted by Law. The written notice of revocation may be executed by the Kirkland Shareholder or by an attorney who has the Kirkland Shareholder's written authorization. If the Kirkland Shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney. Only Registered Kirkland Shareholders have the right to directly revoke a proxy. Non-Registered Kirkland Shareholders (other than Kirkland CDI holders) that wish to change their vote must arrange for their respective Intermediaries to revoke the proxy on their behalf in accordance with any requirements of the Intermediaries. Holders of Kirkland CDIs that wish to change their vote must arrange for CDN to revoke the proxy on their behalf in accordance with any requirements of CDN.

If you have questions, you may contact Kirkland's strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by mail at Kingsdale, The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2, by toll-free telephone in North America at 1-877-659-1824 or collect call outside of North America at 1-416-867-2272, or by email at contactus@kingsdaleadvisors.com.

Voting of Proxies and Exercise of Discretion

The accompanying form of proxy, when properly signed, confers authority on the Persons named in it as proxies with respect to any amendments or variations to the matters identified in the Notice of Special Meeting of Shareholders of Kirkland or other matters that may properly come before the Kirkland Meeting, or any adjournment or postponement thereof. Notwithstanding the foregoing, the Persons named in the accompanying form of proxy will vote or withhold from voting the Kirkland Shares in respect of which they are appointed in accordance with the direction of the Kirkland Shareholder appointing them and if the Kirkland Shareholder specifies a choice with respect to any matter to be voted upon, such Kirkland Shareholders' Kirkland Shares will be voted accordingly. If you sign and return your form of proxy without designating a proxyholder and do not give voting instructions or specify that you want your Kirkland Shares withheld from voting, the Kirkland representatives named in the form of proxy will vote your Kirkland Shares FOR the Arrangement Resolution.

IN THE ABSENCE OF ANY SUCH INSTRUCTION, KIRKLAND SHARES REPRESENTED BY PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED FOR THE ARRANGEMENT RESOLUTION.

Voting by Registered Kirkland Shareholders

Voting by Proxy

Voting by proxy is the easiest way for Registered Kirkland Shareholders to cast their vote. Registered Kirkland Shareholders can vote by proxy in any of the following ways:

By Internet:	Go to www.voteproxyonline.com and follow the instructions on the screen. You will need your 12-digit control number, which can be found on your form of proxy.

By Fax:	Complete, sign and date your form of proxy and fax a copy of it to TSX Trust at 416-595-9593.

By Mail:	Complete, sign and date your form of proxy and return it to TSX Trust, at 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4Y1, Attention: Proxy Department, in the envelope provided.

In order for a duly appointed proxyholder to represent a Kirkland Shareholder at the Kirkland Meeting, the Kirkland Shareholder must register the proxyholder with TSX Trust once the Kirkland Shareholder has submitted its form of proxy. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a control number that is required for them to vote at the Kirkland Meeting. To register a duly appointed proxyholder, a Kirkland Shareholder must complete and return the "Request For Control Number Form", which can be found at https://tsxtrust.com/resource/en/75, to TSX Trust by emailing tsxtrustproxyvoting@tmx.com, by no later than 11:00 a.m. (Toronto time) on November 24, 2021 (or by 11:00 a.m. (Toronto time) on the day other than a Saturday, Sunday or statutory or civic holiday which is at least 48 hours prior to any adjourned or postponed Kirkland Meeting), so that TSX Trust may provide the proxyholder with a control number via email. If you appoint and register a non-management proxyholder, please ensure that they attend the Kirkland Meeting for your vote to count.

If you have questions, you may contact Kirkland's strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by mail at Kingsdale, The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2, by toll-free telephone in North America at 1-877-659-1824 or collect call outside of North America at 1-416-867-2272, or by email at contactus@kingsdaleadvisors.com.

Voting by Live Internet Webcast

Only Registered Kirkland Shareholders and duly appointed proxyholders will have the ability to view a live webcast of the Kirkland Meeting, ask the Kirkland Board questions and submit votes in real time at the Kirkland Meeting.

A Registered Kirkland Shareholder may attend and vote at the Kirkland Meeting during the live webcast as follows:

(i) Log into https://virtual-meetings.tsxtrust.com/1231 at least 15 minutes before the start of the Kirkland Meeting and ensure your web browser and Internet connection are working properly. Kirkland Shareholders will need the latest version of Google Chrome, Apple Safari, Microsoft Edge or Mozilla Firefox web browsers in order to access the Kirkland Meeting. Kirkland Shareholders should not use Internet Explorer. Registered Kirkland Shareholders should allow ample time to check into the Kirkland Meeting and to complete the related procedures.

(ii) Click on "I have a control number" and enter the 12-digit control number on the accompanying form of proxy.

(iii) Enter the password (case sensitive): "kirkland2021".

(iv) Follow the instructions to access the Kirkland Meeting and vote when prompted.

During the Kirkland Meeting, Registered Kirkland Shareholders and duly appointed proxyholders must ensure they are connected to the Internet at all times in order to vote when polling is commenced on the resolutions put before the Kirkland Meeting. It is their responsibility to ensure Internet connectivity. Non-Registered Kirkland Shareholders must follow the procedures outlined below to participate in the Kirkland Meeting. Non-Registered Kirkland Shareholders who fail to comply with the procedures outlined below may nonetheless listen to the live webcast of the Kirkland Meeting by going to the same URL as above, clicking on "I am a Guest" and completing the online form.

Voting by Non-Registered Kirkland Shareholders (other than holders of Kirkland CDIs or holders in the United States)

The information set forth in this section is of significant importance to many Kirkland Shareholders, as a substantial number of Kirkland Shareholders do not hold Kirkland Shares in their own name. Non-Registered Kirkland Shareholders should note that only proxies deposited by Kirkland Shareholders whose names appear in the records of Kirkland as Registered Kirkland Shareholders or duly appointed proxyholders can be recognized and acted upon at the Kirkland Meeting or any adjournment or postponement thereof.

If Kirkland Shares are listed in an account statement provided to a Kirkland Shareholder by a broker or other Intermediary then, in almost all cases, those Kirkland Shares will not be registered in the Kirkland Shareholder's name on Kirkland's share register. Those Kirkland Shares will more likely be registered under the name of the Kirkland Shareholder's Intermediary or an agent of that Intermediary. In Canada, the vast majority of such Kirkland Shares are registered under the name of "CDS & Co.", the registration name of CDS, which acts as nominee for many Canadian brokerage firms. Kirkland Shares held by Intermediaries can only be voted (for or against resolutions) upon the instructions of the Non-Registered Kirkland Shareholders. Without specific instructions, the Intermediaries are prohibited from voting Kirkland Shares for their clients. Kirkland does not know for whose benefit the Kirkland Shares registered in the name of CDS & Co., or another Intermediary, are held.

NI 54-101 of the Canadian Securities Administrators requires Intermediaries to seek voting instructions from Non-Registered Kirkland Shareholders in advance of shareholder meetings. In accordance with the requirements of NI 54-101, Kirkland has distributed copies of the Kirkland Notice of Meeting, this Circular and the form of proxy to the Intermediaries and clearing agencies for onward distribution to Non-Registered Kirkland Shareholders. Intermediaries are required to forward these materials to Non-Registered Kirkland Shareholders unless the Non-Registered Kirkland Shareholder has waived the right to receive them. Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Kirkland Shareholders in order to ensure that their Kirkland Shares are voted at the Kirkland Meeting or any adjournment or postponement thereof. Often, the form of proxy supplied to a Non-Registered Kirkland Shareholder by its Intermediary is identical to the form of proxy provided to Registered Kirkland Shareholders; however, its purpose is limited to instructing the Registered Kirkland Shareholder on how to vote on behalf of the Non-Registered Kirkland Shareholder.

Voting by Submitting Voting Instructions

If you are a Non-Registered Kirkland Shareholder (other than a Kirkland CDI holder), your Intermediary will send you your proxy-related materials and a voting instruction form that allows you to vote on the Internet, by telephone or by mail. To vote, you should follow the instructions provided on your voting instruction form. Your Intermediary is required to ask for your voting instructions before the Kirkland Meeting. Please contact your Intermediary if you do not receive a voting instruction form. Alternatively, you may receive from your Intermediary a pre-authorized form of proxy indicating the number of Kirkland Shares to be voted, which you should complete, sign, date and return as directed on the form. Each Intermediary has its own procedures which should be carefully followed by Non-Registered Kirkland Shareholders to ensure that their Kirkland Shares are voted by their Intermediary on their behalf at the Kirkland Meeting. Kirkland intends to reimburse Intermediaries for the delivery of the meeting materials to Non-Registered Kirkland Shareholders that have objected to their Intermediary disclosing certain ownership information about themselves to Kirkland (objecting beneficial owners).

The majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy. If you are a Non-Registered Kirkland Shareholder (other than a Kirkland CDI holder) - holding your Kirkland Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other Intermediary - you are requested to complete and return the voting instruction form in accordance with the instructions set out therein. Broadridge tabulates the results of all instructions received and provides appropriate instructions regarding the voting of Kirkland Shares to be represented at the Kirkland Meeting or any adjournment or postponement thereof. Kirkland may utilize Broadridge's QuickVote™ service to eligible assist Non-Registered Kirkland Shareholders that are "non-objecting beneficial owners" with voting their Kirkland Shares over the telephone.

If you have questions, you may contact Kirkland's strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by mail at Kingsdale, The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2, by toll-free telephone in North America at 1-877-659-1824 or collect call outside of North America at 1-416-867-2272, or by email at contactus@kingsdaleadvisors.com.

Voting by Live Internet Webcast

A Non-Registered Kirkland Shareholder (other than a Kirkland CDI holder) can only vote its Kirkland Shares at the Kirkland Meeting if: (a) it has previously appointed itself as the proxyholder for its Kirkland Shares by printing its name in the space provided on the voting instruction form and submitting it as directed on the form; and (b) by no later than 11:00 a.m. (Toronto time) on November 24, 2021 (or by 11:00 a.m. (Toronto time) on the day other than a Saturday, Sunday or statutory or civic holiday which is at least 48 hours prior to any adjourned or postponed Kirkland Meeting), it has completed and returned the "Request For Control Number Form", which can be found at https://tsxtrust.com/resource/en/75, to TSX Trust by emailing tsxtrustproxyvoting@tmx.com, so that TSX Trust may provide the proxyholder with a control number via email. This control number will allow a Non-Registered Kirkland Shareholder to log in to the live webcast and vote at the Kirkland Meeting. Without a control number, Non-Registered Kirkland Shareholders will not be able to ask questions or vote at the Kirkland Meeting.

A Non-Registered Kirkland Shareholder may also appoint someone else as its proxyholder for its Kirkland Shares by printing their name in the space provided on the voting instruction form and submitting it as directed on the form. If the Kirkland Shareholder's proxyholder intends to attend and participate at the Kirkland Meeting, after the voting instruction form has been submitted, the Non-Registered Kirkland Shareholder must complete and return the "Request For Control Number Form", which can be found at https://tsxtrust.com/resource/en/75, to TSX Trust by emailing tsxtrustproxyvoting@tmx.com by no later than 11:00 a.m. (Toronto time) on November 24, 2021 (or by 11:00 a.m. (Toronto time) on the day other than a Saturday, Sunday or statutory or civic holiday which is at least 48 hours prior to any adjourned or postponed Kirkland Meeting), so that TSX Trust may provide the proxyholder with a control number via email. Without a control number, a proxyholder may attend the Kirkland Meeting as a guest but will not be able to ask questions or vote at the Kirkland Meeting. Guests, including Non-Registered Kirkland Shareholders who have not duly appointed themselves a proxyholder and Kirkland CDI holders, can attend the Kirkland Meeting by logging in to the Kirkland Meeting at https://virtual-meetings.tsxtrust.com/1231, selecting "I am a Guest" and filling in the required information.

Voting instructions must be received in sufficient time to allow the voting instruction form to be forwarded by the Non-Registered Kirkland Shareholder's Intermediary to TSX Trust before 11:00 a.m. (Toronto time) on November 24, 2021. If a Non-Registered Kirkland Shareholder plans to participate in the Kirkland Meeting (or to have its proxyholder participate in the Kirkland Meeting), such Kirkland Shareholder or its proxyholder will not be entitled to vote or ask questions online unless the proper documentation is completed and received by the Kirkland Shareholder's Intermediary well in advance of the Kirkland Meeting to allow them to forward the necessary information to TSX Trust before 11:00 a.m. (Toronto time) on November 24, 2021. Non-Registered Kirkland Shareholders should contact their respective Intermediaries well in advance of the Kirkland Meeting and follow their instructions if they want to participate in the Kirkland Meeting.

Voting by Kirkland CDI holders

A Kirkland CDI is a CHESS depositary interest representing an uncertificated unit of beneficial ownership of an underlying Kirkland Share, which are registered in the name of CDN.

As the holders of Kirkland CDIs are not the legal owners of the underlying Kirkland Shares, CDN is entitled to vote at the Kirkland Meeting at the instruction of the holders of the Kirkland CDIs.

As a result, holders of Kirkland CDIs can expect to receive a CDI VIF, together with the other Kirkland Meeting Materials from Computershare Australia. These CDI VIFs are to be completed and returned to Computershare Australia in accordance with the instructions contained therein. CDN is required to follow the voting instructions properly received from holders of Kirkland CDIs.

If you hold your interest in Kirkland CDIs through an Intermediary, you will need to follow the instructions of your Intermediary.

To obtain a copy of CDN's Financial Services Guide, go to www.asx.com.au/cdis. Phone +61 2 9338 0000 (overseas) or +02 9227 0885 (within Australia) if you would like a copy sent to you by mail.

Kirkland CDI holders can contact Kirkland's strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, for assistance by telephone at 1-877-659-1824 (toll-free in North America), at 1-800-155-612 (toll-free in Australia), or call collect at 1-416-867-2272 (outside North America), or by email at contactus@kingsdaleadvisors.com.

Voting by Non-Registered Kirkland Shareholders (other than holders of Kirkland CDIs) located in the United States

Non-Registered Kirkland Shareholders located in the United States must provide TSX Trust with a duly completed legal proxy if they wish to vote at the Kirkland Meeting or appoint a third party as their proxyholder. Non-Registered Kirkland Shareholders located in the United States are to follow the instructions of their Intermediary included with their form of proxy or voting instruction form, or contact their Intermediary, to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from the Intermediary, Non-Registered Kirkland Shareholders located in the United States must then submit such legal proxy to TSX Trust. Requests for registration from Non-Registered Kirkland Shareholders located in the United States that wish to vote at the Kirkland Meeting or, if permitted, appoint a third party as their proxyholder must be sent by email to tsxtrustproxyvoting@tmx.com or by courier to TSX Trust, at 100 Adelaide St. W, Suite 301, Toronto, Ontario, M5H 4H1, Attn: Proxy Department and must be labeled "Legal Proxy" and received not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Kirkland Meeting or any adjournment or postponement thereof.

Attending the Kirkland Meeting as a Guest

Only Kirkland Shareholders of record at the close of business on October 13, 2021 and other permitted attendees may attend the Kirkland Meeting. Attending the Kirkland Meeting allows Registered Kirkland Shareholders and duly appointed proxyholders, including Non-Registered Kirkland Shareholders who have duly appointed themselves or a third party proxyholder, to participate, ask questions and vote at the Kirkland Meeting. Kirkland CDI holders are not able to appoint themselves as a proxyholder. If a Non-Registered Kirkland Shareholder appoints a third party proxyholder (or, in the case of a Kirkland CDI holder, CDN) to represent them at the Kirkland Meeting, the Non-Registered Kirkland Shareholder will only be able to attend the Kirkland Meeting as a guest. Guests, including Non-Registered Kirkland Shareholders who have not duly appointed themselves a proxyholder and Kirkland CDI holders, can log into the Kirkland Meeting as set out below. Guests will be able to listen to the Kirkland Meeting, but will not be able to ask questions or vote.

A guest may attend the Kirkland Meeting during the live webcast as follows:

(i) Log into https://virtual-meetings.tsxtrust.com/1231 at least 15 minutes before the start of the Kirkland Meeting and ensure your web browser and Internet connection are working properly. Users will need the latest versions of Google Chrome, Apple Safari, Microsoft Edge or Mozilla Firefox web browsers in order to access the Kirkland Meeting. Kirkland Shareholders should not use Internet Explorer. Guests should allow ample time to check into the Kirkland Meeting and to complete the related procedures.

(ii) Click "I am a Guest" and fill in the required information.

Kirkland Record Date

The Kirkland Board has fixed, and the Interim Order provides for, the close of business on October 13, 2021 as the Kirkland Record Date for the determination of the Kirkland Shareholders that will be entitled to notice of the Kirkland Meeting, and any adjournment or postponement thereof, and that will be entitled to vote at the Kirkland Meeting.

Quorum

Under Kirkland's by-laws and the Interim Order, the quorum for the Kirkland Meeting is two persons present in person (virtually), each being a shareholder entitled to vote at the Kirkland Meeting, or a duly appointed proxy or proxyholder for an absent shareholder so entitled, holding or representing, in the aggregate, not less than 10% of the issued Kirkland Shares enjoying voting rights at the Kirkland Meeting. Pursuant to the Interim Order, Kirkland Shareholders who participate in and/or vote at the Kirkland Meeting virtually are deemed to be present at the Kirkland Meeting for all purposes, including quorum.

Kirkland Shares and Principal Holders Thereof

Kirkland is authorized to issue an unlimited number of Kirkland Shares and an unlimited number of Kirkland Preferred Shares, of which 263,696,770 Kirkland Shares were issued and outstanding as of October 13, 2021. Registered Kirkland Shareholders are entitled to receive notice of, and to attend and vote at, all meetings of the Kirkland Shareholders, and each Kirkland Share confers the right to one vote in person (virtually) or by proxy at all meetings of the Kirkland Shareholders.

Only Kirkland Shareholders of record on October 13, 2021 are entitled to vote or to have their Kirkland Shares voted at the Kirkland Meeting.

As at October 13, 2021, to the knowledge of the directors and executive officers of Kirkland, there is no Person that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of Kirkland carrying 10% or more of the voting rights attached to any class of voting securities of Kirkland.

Other Business

As of the date of this Circular, the management of Kirkland knows of no amendment, variation or other matter to come before the Kirkland Meeting, other than the matters referred to in the Kirkland Notice of Meeting. However, if any other matter properly comes before the Kirkland Meeting, the accompanying applicable proxy will be voted on such matter in accordance with the best judgment of the Person voting the proxy, including with respect to any amendments or variations to the matters identified in this Circular.

DISSENTING SHAREHOLDER RIGHTS

Only Registered Kirkland Shareholders entitled to vote at the Kirkland Meeting are entitled to exercise Dissent Rights with respect to the Arrangement Resolution in the manner provided in section 185 of the OBCA, as modified by the Plan of Arrangement and the Interim Order. Any Registered Kirkland Shareholder who exercises Dissent Right from the Arrangement Resolution in compliance with section 185 of the OBCA, as modified by the Plan of Arrangement and the Interim Order, will be entitled, in the event that the Arrangement becomes effective, to be paid by Kirkland the fair value of the Kirkland Shares held by such Dissenting Shareholder determined as at the close of business on the day before the Arrangement Resolution is adopted. Registered Kirkland Shareholders who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their Kirkland Shares as determined under the applicable provisions of the OBCA (as modified by the Plan of Arrangement and the Interim Order) will be more than or equal to the Consideration offered under the Arrangement and that the proceeds of disposition received by a Dissenting Shareholder may be treated in a different, and potentially adverse, manner under Canadian federal, United States federal and Australian income tax Laws than had such shareholder exchanged their Kirkland Shares for Consideration Shares pursuant to the Arrangement and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Arrangement, is not an opinion as to, and does not otherwise address, "fair value" under section 185 of the OBCA.

The following is a summary of the provisions of the OBCA, as modified by the Plan of Arrangement and the Interim Order, relating to the Dissent Rights in respect of the Arrangement Resolution. Such summary is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of its Kirkland Shares, and is qualified in its entirety by the reference to the text of the Interim Order, a copy of which is attached to this Circular as Appendix C, the text of the Plan of Arrangement, a copy of which is attached to this Circular as Appendix E and the text of section 185 of the OBCA, which is attached to this Circular as Appendix M. Pursuant to the Interim Order, Dissenting Shareholders are given rights analogous to rights of dissenting shareholders under the OBCA, as modified by the Plan of Arrangement and the Interim Order. A Dissenting Shareholder who intends to exercise Dissent Rights should carefully consider and comply with the provisions of section 185 of the OBCA, as modified by the Plan of Arrangement and the Interim Order. It is recommended that any Registered Kirkland Shareholder wishing to avail themselves of the Dissent Rights seek legal advice, as failure to comply with the provisions of that section, as so modified by the Plan of Arrangement and the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

In addition to any other restrictions under section 185 of the OBCA, as modified by the Plan of Arrangement and the Interim Order, none of the following Persons shall be entitled to exercise Dissent Rights: (i) any holder of Kirkland Equity Awards; (ii) any Person (including any beneficial owner of Kirkland Shares) who is not a Registered Kirkland Shareholder; and (iii) any Kirkland Shareholder who votes or has instructed a proxyholder to vote its Kirkland Shares in favour of the Arrangement Resolution. A Non-Registered Kirkland Shareholder desiring to exercise Dissent Rights must make arrangements for the Kirkland Shares beneficially owned by such Non-Registered Kirkland Shareholder to be registered in such Non-Registered Kirkland Shareholder's name prior to the time the written objection to the Arrangement Resolution is required to be received by Kirkland or, alternatively, make arrangements for the registered holder of such Kirkland Shares to exercise Dissent Rights on the Non-Registered Kirkland Shareholder's behalf.

Notwithstanding section 185(6) of the OBCA (pursuant to which a written objection may be provided at or prior to the Kirkland Meeting), a Registered Kirkland Shareholder entitled to vote at the Kirkland Meeting who wishes to exercise their Dissent Rights is required to deliver a written objection (a "Dissent Notice") to the Arrangement Resolution to Kirkland not later than 4:00 p.m. (Toronto time) on the day that is two Business Days immediately preceding the Kirkland Meeting (or any adjournment or postponement thereof). Such notice must be delivered to Kirkland at Suite 2800, 200 Bay Street, Toronto, Ontario, Canada M5J 2J1, Attention: Jennifer Wagner, Executive Vice President, Corporate Affairs and Sustainability, with a copy to Cassels Brock & Blackwell LLP, 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada M5H 3C2, Attention: Lara Jackson and John Picone, and must otherwise strictly comply with the dissent procedures described in this Circular. Failure to properly exercise Dissent Rights may result in the loss or unavailability of the right to dissent.

Only Registered Kirkland Shareholders entitled to vote at the Kirkland Meeting may dissent. In many cases, Kirkland Shares beneficially owned by a Non-Registered Kirkland Shareholder are registered either: (a) in the name of an Intermediary, or (b) in the name of a clearing agency (such as CDS) of which the Intermediary is a participant. Accordingly, a Non-Registered Kirkland Shareholder will not be entitled to exercise its Dissent Rights directly (unless the Kirkland Shares are re-registered in the Non-Registered Kirkland Shareholder's name). A Non-Registered Kirkland Shareholder who wishes to exercise Dissent Rights should immediately contact the Intermediary with whom the Non-Registered Kirkland Shareholder deals in respect of its Kirkland Shares and either: (i) instruct the Intermediary to exercise Dissent Rights on the Non-Registered Kirkland Shareholder's behalf (which, if the Kirkland Shares are registered in the name of CDS or other clearing agency, may require that such Kirkland Shares first be re-registered in the name of the Intermediary); or (ii) instruct the Intermediary to re-register such Kirkland Shares in the name of the Non-Registered Kirkland Shareholder, in which case the Non-Registered Kirkland Shareholder would be able to exercise Dissent Rights directly.

The filing of a Dissent Notice does not deprive a Registered Kirkland Shareholder of the right to vote at the Kirkland Meeting. However, pursuant to the Interim Order, no Kirkland Shareholder who has voted in favour of the Arrangement Resolution or holder of Kirkland Equity Awards is entitled to dissent with respect to the Arrangement. Therefore, the Registered Kirkland Shareholder who has submitted a Dissent Notice and who votes in favour of the Arrangement Resolution will no longer be considered a Dissenting Shareholders with respect to all Kirkland Shares owned by such Person. Pursuant to section 185 of the OBCA and the Interim Order, a Registered Kirkland Shareholder may not exercise Dissent Rights in respect of only a portion of such holder's Kirkland Shares, but may dissent only with respect to all of the Kirkland Shares held by such holder.

A vote against the Arrangement Resolution, an abstention from voting, or a proxy submitted instructing a proxyholder to vote against the Arrangement Resolution does not constitute a Dissent Notice, but a Registered Kirkland Shareholder need not vote its Kirkland Shares against the Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote in favour of the Arrangement Resolution does not constitute a Dissent Notice. However, any proxy granted by a Registered Kirkland Shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Arrangement Resolution, should be validly revoked in order to prevent the proxyholder from voting such Kirkland Shares in favour of the Arrangement and thereby causing the Registered Kirkland Shareholder to forfeit his or her Dissent Rights.

Kirkland is required, within 10 days of the Arrangement Resolution being approved by Kirkland Shareholders, to notify each Dissenting Shareholder (unless such Kirkland Shareholder voted for the Arrangement Resolution or has withdrawn its objection) that the Arrangement Resolution has been approved. Each such Dissenting Shareholder must, within 20 days after receipt of such notice (or, if such Kirkland Shareholder does not receive such notice, within 20 days after learning of the approval of the Arrangement Resolution), send to Kirkland a written notice (a "payment demand") containing such Dissenting Shareholder's name and address, the number and Kirkland Shares in respect of which the Dissenting Shareholder dissented, and a demand for payment of the fair value of such Kirkland Shares and, within 30 days after sending such written notice, send to Kirkland at Suite 2800, 200 Bay Street, Toronto, Ontario, Canada M5J 2J1, Attention: Jennifer Wagner, Executive Vice President, Corporate Affairs and Sustainability, with a copy to its counsel, at Cassels Brock & Blackwell LLP, 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada M5H 3C2, Attention: Lara Jackson and John Picone, the certificate(s) representing the Kirkland Shares in respect of which such Dissenting Shareholder dissented.

A Registered Kirkland Shareholder who fails to send to Kirkland, within the appropriate time frame, a Dissent Notice, a payment demand or the certificate(s) representing the Kirkland Shares in respect of which the Dissenting Shareholder dissents forfeits the right to make a claim under section 185 of the OBCA as modified by the Plan of Arrangement and the Interim Order. Kirkland or the transfer agent of Kirkland will endorse on the certificate(s) representing the Kirkland Shares received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return such certificate(s) to the Dissenting Shareholder.

On sending a payment demand to Kirkland, a Dissenting Shareholder ceases to have any rights as a Kirkland Shareholder other than the right to be paid the fair value of such holder's Kirkland Shares which fair value, notwithstanding anything to the contrary contained in Part XIV of the OBCA, will be determined as of the close of business on the day before the Arrangement Resolution is adopted, except where: (a) the Dissenting Shareholder withdraws the payment demand before Kirkland makes an offer to the Dissenting Shareholder pursuant to the OBCA; (b) Kirkland fails to make an offer as hereinafter described and the Dissenting Shareholder withdraws the payment demand; or (c) the proposal contemplated in the Arrangement Resolution does not proceed, in which case the Dissenting Shareholder's rights as a Kirkland Shareholder will be reinstated as of the date the Dissenting Shareholder sent the payment demand.

Dissenting Shareholders who duly exercise their Dissent Rights are deemed to have transferred all Kirkland Shares held by them and in respect of which Dissent Rights have been validly exercised, to Kirkland, free and clear of all Liens, and if such Dissenting Shareholders:

(a) are ultimately entitled to be paid fair value for their Kirkland Shares: (i) shall be deemed not to have participated in the Arrangement; (ii) shall be entitled to be paid the fair value of such Kirkland Shares by Kirkland, which fair value, notwithstanding anything to the contrary contained in Part XIV of the OBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted; and (iii) shall not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement if such Dissenting Shareholders had not exercised their Dissent Rights in respect of such Kirkland Shares; or

(b) are ultimately not entitled, for any reason, to be paid fair value for their Kirkland Shares, such Dissenting Shareholders shall be deemed to have participated in the Arrangement on the same terms as a non‐Dissenting Shareholder and shall be entitled to receive only the Consideration that such Dissenting Shareholder would have received pursuant to the Plan of Arrangement if such Dissenting Shareholder had not exercised their Dissent Rights.

From and after the Effective Time, in no case is Agnico, Kirkland or any other Person required to recognize a Dissenting Shareholder as a holder of Kirkland Shares or as a holder of any securities of any of Agnico, Kirkland or any of their respective Subsidiaries and the names of the Dissenting Shareholders are to be removed from the central register of Kirkland Shareholders as to those Kirkland Shares. In addition to any other restrictions in the Interim Order and under section 185 of the OBCA, none of the following will be entitled to exercise Dissent Rights: (i) any holder of Kirkland Equity Awards; (ii) any Person (including any beneficial owner of Kirkland Shares) who is not a Registered Kirkland Shareholder; and (iii) any Kirkland Shareholder who votes or has instructed a proxyholder to vote its Kirkland Shares in favour of the Arrangement Resolution.

Kirkland is required to send, not later than the seventh day after the later of: (a) the Effective Date; or (b) the day the payment demand from a Dissenting Shareholder, to each Dissenting Shareholder whose payment demand has been received, a written offer to pay (an "offer to pay") for such Dissenting Shareholder's Kirkland Shares in an amount that Kirkland considers to be the fair value thereof, accompanied by a statement showing the manner in which the fair value was determined. Every offer to pay, as between shares of the same class, must be on the same terms.

Kirkland must pay for the Kirkland Shares of a Dissenting Shareholder within 10 days after an offer to pay made as described above has been accepted by a Dissenting Shareholder, but any such offer to pay lapses if Kirkland does not receive an acceptance thereof within 30 days after such offer to pay has been made.

If Kirkland fails to make an offer to pay or if a Dissenting Shareholder fails to accept an offer to pay, Kirkland may, within 50 days after the Effective Date or within such further period as the Court may allow, apply to the Court to fix the fair value of the Kirkland Shares of such Dissenting Shareholder. There is no obligation of Kirkland to apply to a court. If Kirkland fails to make such an application, a Dissenting Shareholder may apply to the Court for the same purposes within a further period of 20 days or within such further period as the Court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

Upon an application to the Court, all Dissenting Shareholders whose Kirkland Shares have not been purchased by Kirkland will be joined as parties and be bound by the decision of the Court, and Kirkland will be required to notify each Dissenting Shareholder of the date, place and consequences of the application and of such Dissenting Shareholder's right to appear and be heard in Person or by counsel. Upon any such application to the Court, the Court may determine whether any Person is a Dissenting Shareholder who should be joined as a party, and the Court will then fix a fair value for the Kirkland Shares of all Dissenting Shareholders. The final order of the Court will be rendered against Kirkland in favour of each Dissenting Shareholder and for the amount of the Dissenting Shareholder's Kirkland Shares as fixed by the Court. The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each such Dissenting Shareholder from the Effective Date until the date of payment.

Under the OBCA, the Court may make any order in respect of the Arrangement it thinks fit, including a Final Order that amends the Dissent Rights as provided for in the Plan of Arrangement and the Interim Order. In any case, it is not anticipated that additional Kirkland Shareholder approval would be sought for any such variation.

Registered Kirkland Shareholders who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their Kirkland Shares as determined under the applicable provisions of the OBCA (as modified by the Plan of Arrangement and the Interim Order) will be more than or equal to the Consideration offered under the Arrangement. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Shareholder's Kirkland Shares. Furthermore, Registered Kirkland Shareholders who are considering exercising Dissent Rights should be aware of the consequences under Canadian federal, United States federal and Australian income tax Laws of exercising Dissent Right. Accordingly, Registered Kirkland Shareholders should consult their own tax advisors for advice with respect to the tax consequences to them in respect of any such exercise of Dissent Rights.

INFORMATION CONCERNING AGNICO

Agnico is a senior Canadian gold mining company that has produced precious metals since 1957. Its operating mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States, Sweden and Colombia.

Agnico is a corporation organized under the OBCA. Agnico's head and registered office is located at Suite 400, 145 King Street East, Toronto, Ontario, Canada M5C 2Y7. Agnico's principal place of business in the United States is located at 1675 E. Prater Way, Suite 102, Sparks, Nevada 89434. Following the Arrangement, Agnico's head and registered office will continue to be located at Suite 400, 145 King Street East, Toronto, Ontario, Canada M5C 2Y7.

Agnico is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, Northwest Territories, Yukon and Nunavut, and the Agnico Shares trade on the TSX and the NYSE under the trading symbol "AEM".

For further information regarding Agnico, the development of its business and its business activities, see the Agnico AIF, which is incorporated by reference in this Circular. See also "Appendix K - Information Concerning Agnico" for additional information regarding Agnico.

INFORMATION CONCERNING KIRKLAND

Kirkland is a senior gold mining, development and exploration company with a diversified portfolio of assets located in the stable mining jurisdictions of Canada and Australia.

Kirkland is a corporation organized under the OBCA. Kirkland's head and registered office is located at 2800 - 200 Bay Street, Toronto, Ontario, Canada M5J 2J1. Following the Arrangement, Kirkland's head and registered office is expected to be Agnico's current head office at Suite 400, 145 King Street East, Toronto, Ontario, Canada M5C 2Y7.

Kirkland is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, and the Kirkland Shares trade on the TSX and the NYSE under the trading symbol "KL" and via Kirkland CDIs on the ASX under the trading symbol "KLA".

For further information regarding Kirkland, the development of its business and its business activities, see the Kirkland AIF, which is incorporated by reference in this Circular. See also "Appendix L - Information Concerning Kirkland" for further additional regarding Kirkland.

INFORMATION CONCERNING THE COMBINED COMPANY FOLLOWING THE ARRANGEMENT

Notice to Reader

The following information about the Combined Company following completion of the Arrangement should be read in conjunction with documents incorporated by reference in this Circular and the information concerning Agnico and Kirkland, as applicable, appearing elsewhere in this Circular. See "Appendix K - Information Concerning Agnico" and "Appendix L - Information Concerning Kirkland". Information included in this section under the headings "Selected Pro Forma Financial Information" and "Pro Forma Capitalization" pertaining to Agnico and Kirkland, as applicable, has been furnished by Agnico and Kirkland, respectively. With respect to such information, the Agnico Board has relied exclusively upon Kirkland, without independent verification by Agnico, and the Kirkland Board has relied exclusively upon Agnico, without independent verification by Kirkland. For further information regarding Agnico or Kirkland, please refer to the filings under their respective issuer profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

See "Joint Management Information Circular - Cautionary Statement Regarding Forward-Looking Statements" and "Appendix N - Pro Forma Financial Statements".

General

The Arrangement will result in a strategic business combination of Agnico and Kirkland, pursuant to which Agnico will acquire all of the issued and outstanding Kirkland Shares in exchange for the issuance of Agnico Shares. Pursuant to the Arrangement, Kirkland Shareholders (other than Dissenting Shareholders) will exchange each Kirkland Share for 0.7935 of an Agnico Share.

Former Agnico Shareholders and Former Kirkland Shareholders are expected to own approximately 54% and 46% of the Agnico Shares in the Combined Company, respectively, immediately after completion of the Arrangement (on a non-diluted basis), in each case based on the number of Agnico Shares and Kirkland Shares issued and outstanding as of September 27, 2021.

Following completion of the Arrangement, the Combined Company's head and registered office will be located at Suite 400, 145 King Street East, Toronto, Ontario, Canada M5C 2Y7, which is Agnico's current head and registered office.

The Combined Company will continue to be a corporation existing under the OBCA. It is anticipated that, after completion of the Arrangement, the Combined Company will continue to be a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, Northwest Territories, Yukon and Nunavut and will continue to trade on the TSX and the NYSE under the trading symbol "AEM".

Description of the Business

The Combined Company will be a senior Canadian gold mining company with operating mines located in Canada, Australia, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States, Sweden and Colombia.

Set out below is a list of certain of the Combined Company's operating mines, all of which will be 100% owned, directly or indirectly, by the Combined Company, upon completion of the Arrangement, unless otherwise indicated:

Former Agnico mines:

  LaRonde Complex (Québec, Canada)
  Canadian Malartic mine (50% owned) (Québec, Canada)
  Goldex mine (Québec, Canada)
  Meadowbank Complex (Nunavut, Canada)
  Meliadine mine (Nunavut, Canada)

  Hope Bay mine (Nunavut, Canada)
  Kittila mine (Finland)
  Pinos Altos mine (Chihuahua, Mexico)
  La India mine (Sonora, Mexico)

Former Kirkland mines:

  Macassa mine complex (Ontario, Canada)
  Fosterville gold mine (Victoria, Australia)
  Detour Lake mine (Ontario, Canada)

Certain of the mines set out above are not currently considered by Agnico to be properties material to it for purposes of NI 43-101. Agnico and Kirkland expect that certain of the mines set out above will not be properties material to the Combined Company.

Corporate Structure

Following completion of the Arrangement, the Combined Company will continue to be a corporation existing under the OBCA and is expected to have the following corporate structure, which sets out each of the significant Subsidiaries and certain other entities of the Combined Company, together with the jurisdiction of organization of the Combined Company and each such Subsidiary or entity (all of which will be directly or indirectly wholly-owned by the Combined Company following completion of the Arrangement, unless otherwise indicated):

Description of Capital Structure

The authorized share capital of the Combined Company following completion of the Arrangement will continue to be as described in "Appendix K - Information Concerning Agnico - Description of Capital Structure" and the rights and restrictions of the Agnico Shares will remain unchanged.

As of October 28, 2021, there were 244,866,327 Agnico Shares issued and outstanding. Assuming the Arrangement is completed in accordance with the Plan of Arrangement, and assuming that the number of Kirkland Shares and Agnico Shares issued and outstanding does not change, it is expected that approximately 211,415,964 Agnico Shares will be issued upon the exchange of the Kirkland Shares, resulting in a total of approximately 456,282,291 Agnico Shares issued and outstanding immediately upon completion of the Arrangement. Former Agnico Shareholders and Former Kirkland Shareholders are expected to own approximately 54% and 46% of the Agnico Shares in the Combined Company immediately after completion of the Arrangement, respectively, each on a non-diluted basis (assuming no additional Agnico Shares are issued by Agnico prior to the Effective Date on conversion or in settlement of Agnico Options, no Kirkland Shares are issued by Kirkland prior to the Effective Date in settlement of Kirkland RSUs, Kirkland PSUs, Kirkland DSUs and no Kirkland Options and no Dissent Rights are exercised in respect of the Arrangement Resolution).

As of October 28, 2021, there were 116,003 Kirkland Options issued and outstanding. On completion of the Arrangement, and assuming that the number of Kirkland Options, does not change, it is expected that an aggregate of 92,048 Agnico Shares will be issuable upon the exercise of the Agnico Replacement Options. As of October 28, 2021, there were 339,708 Kirkland PSUs and 352,437 Kirkland RSUs issued and outstanding. On completion of the Arrangement, and assuming that the number of Kirkland PSUs and Kirkland RSUs does not change, it is expected that the total number of Agnico Shares that will be issuable upon vesting thereof will be 818,774 Agnico Shares (assuming a 200% payout factor on the Kirkland PSUs). No Agnico Shares will be issued, or are issuable, to the holders of the Kirkland DSUs in connection with the Arrangement.

Kirkland CDI holders will receive Agnico Shares at the Effective Time. Following the Arrangement, the Agnico Shares will not be listed on the ASX. The section below describes the key differences between Kirkland CDIs and Agnico Shares.

Agnico Shares are common shares in the share capital of Agnico. Share certificates are evidence of legal title to Agnico Shares and should be kept in safe custody; loss, defacement or destruction will necessitate a process of issuing a replacement certificate which may entail cost, time and appropriate indemnification and/or insurance. Agnico Shares are listed on the TSX and the NYSE only. Accordingly, investors who wish to trade Agnico Shares on the open market must do so on the TSX or the NYSE (Agnico Shares cannot be traded on the ASX). Such trades must be undertaken through a broker entitled to trade on the TSX or the NYSE. Not all Australian brokers are able to trade securities on the TSX or the NYSE. Agnico Shares are listed and traded on the TSX in Canadian dollars and on the NYSE in U.S. dollars The Australian dollar value of Agnico Shares will therefore depend on the prevailing A$:C$ or A$:US$ exchange rate from time to time.

A CDI is a financial product quoted on the ASX. CDIs represent an interest in the underlying security of the foreign company that is held on trust for the CDI holder by a depositary nominee. This allows investors to trade interests in foreign securities by trading the relevant CDIs on the ASX. Each Kirkland CDI currently represents one Kirkland Share and confers a beneficial interest in that Kirkland Share. Kirkland Shares represented by Kirkland CDIs are held by CDN, a wholly owned Subsidiary of the ASX, on behalf of the holders of Kirkland CDIs. Following completion of the Arrangement, Kirkland CDI holders will be issued consideration in the form of Agnico Shares quoted on the TSX.

See "Joint Management Information Circular - Information for Australian Shareholders".

Dividend Policy and Capital Allocation

Other than pursuant to the TSX's policies, the OBCA and Agnico's bank credit facility, which contains a covenant that restricts Agnico's ability to declare or pay dividends if certain events of default under such bank credit facility have occurred and are continuing, there will be no restriction in the Combined Company's articles or elsewhere which would prevent the Combined Company from paying dividends subsequent to the completion of the Arrangement. See "Appendix K - Information Concerning Agnico - Dividend Policy and History".

Both Agnico and Kirkland currently pay dividends and expect to maintain their existing dividend policies and payments until the Arrangement is completed. Agnico and Kirkland have agreed that until the completion of the Arrangement, each will set the record and payment dates for its respective quarterly dividend payments in the ordinary course consistent with past practice. Following completion of the Arrangement, it is currently anticipated that the Combined Company will target a stable and growing dividend that reflects its anticipated strengthened cash and financial position, and will also consider establishing a formal dividend policy to provide more certainty as to the metrics and other factors to be considered by the Combined Company Board in determining the amount of a dividend. Subject to market conditions and Combined Company Board approval, it is expected that the Combined Company will maintain a dividend payment on a per share basis at least equal to the current Agnico level and may, in light of the Combined Company's anticipated strengthened cash and financial position, increase returns to shareholders through share buybacks and dividend increases.

The amount of future dividends and the declaration and payment thereof will be based upon a number of factors, including the Combined Company's financial position, results of operations, cash flow, capital requirements and restrictions under its credit facilities, as well as broader market and economic conditions, and will be in compliance with Law. The Combined Company Board will retain the power to amend the Combined Company's dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, there can be no assurance that dividends of the Combined Company following completion of the Arrangement will be equal or similar to the amount historically paid on the Agnico Shares or the Kirkland Shares and that the Combined Company Board will not decide to change its dividend policy in the future. For additional information, see "Risk Factors - The amount of any dividends to be paid by the Combined Company following the Arrangement are not guaranteed".

Agnico and Kirkland have similar capital allocation policies in relation to their equity capital. The key principles of these policies have regard to maintaining sufficient capital to meet operational capital requirements and investment needs, while seeking to deliver superior returns to shareholders, including by way of dividends and share repurchase programs. It is expected that following completion of the Arrangement, subject to approval by the Combined Company Board, the Combined Company will continue to apply these key principles.

Directors and Officers of the Combined Company

Board of Directors

The Combined Company Board will consist of 13 members, comprised of seven directors of Agnico and six directors of Kirkland. The Combined Company Board will include Sean Boyd, currently Vice-Chairman and Chief Executive Officer of Agnico, as Executive Chair, Jeffrey Parr, currently Chairman of the Kirkland Board, as Vice-Chair and Jamie Sokalsky, currently a director on the Agnico Board, as Lead Director. The remainder of the Combined Company Board will be comprised of Leona Aglukkaq, Martine Celej, Robert Gemmell, Deborah McCombe and J. Merfyn Roberts, each a current director of Agnico, and Jonathan Gill, Peter Grosskopf, Arnold Klassen, Elizabeth Lewis-Gray and Tony Makuch, each a current director of Kirkland.

Information about the members of the Combined Company Board who are currently directors of Agnico is set out in the Agnico AIF and Agnico AGM Circular, each of which is incorporated by reference in this Circular. Information about the members of the Combined Company Board who are currently directors of Kirkland is set out in the Kirkland AIF and Kirkland AGM Circular, each of which is incorporated by reference in this Circular. See "Appendix K - Information Concerning Agnico" and "Appendix L - Information Concerning Kirkland".

The members of the Combined Company Board will hold office until the first annual meeting of Agnico Shareholders after the completion of the Arrangement, or until their respective successors have been duly elected or appointed.

Officers and Management

Management of the Combined Company will be led by Sean Boyd, currently Vice-Chairman and Chief Executive Officer of Agnico, as Executive Chair, Tony Makuch, currently Chief Executive Officer of Kirkland, as Chief Executive Officer and Ammar Al-Joundi, currently President of Agnico, as President. Additional senior management will be selected from the respective Agnico and Kirkland teams and determined prior to the completion of the Arrangement.

For additional information regarding the current officers of Agnico and Kirkland, please refer, as applicable to the Agnico AIF and Agnico AGM Circular and the Kirkland AIF and Kirkland AGM Circular, respectively, each of which is incorporated by reference in this Circular. See "Appendix K - Information Concerning Agnico" and "Appendix L - Information Concerning Kirkland".

Pro Forma Capitalization

The following table sets out the consolidated cash and cash equivalents and the consolidated capitalization of the Combined Company as at June 30, 2021 on a pro forma basis, giving effect to the Arrangement (as if it had closed on June 30, 2021) and certain related adjustments. The following table should be read together with the unaudited pro forma consolidated financial statements included in "Appendix N - Pro Forma Financial Statements", the respective historical consolidated financial statements of Agnico and Kirkland and the related management's discussion and analysis.

As at June 30, 2021 (in millions of United States dollars)	Agnico (actual)	Combined Company (pro forma)
Cash and cash equivalents	$278	$856
Long-term debt(1)	$1,687	$1,712
Equity
Common Shares	$5,794	$16,380
Stock options	185	185
Contributed surplus	37	37
Deficit	(209)	(314)
Other reserves	57	57
Total equity	$5,864	$16,345
Total capitalization(2)	$7,551	$18,057

Notes

(1) Long-term debt includes long-term debt, the current portion of long-term debt and lease obligations. Refer to note 12 in Agnico's interim consolidated financial statements as at and for the six month period ended June 30, 2021 for more information regarding Agnico's long-term debt.

(2) Total capitalization is long-term debt plus total equity.

See "Joint Management Information Circular - Cautionary Statement Regarding Forward-Looking Statements", "Information in this Circular - Pro Forma Financial Statements", "Risk Factors" and "Appendix N - Pro Forma Financial Statements".

Selected Pro Forma Financial Information

Certain selected unaudited pro forma financial information is set forth in the following tables. Such information should be read in conjunction with the unaudited pro forma consolidated financial information of Agnico and Kirkland after giving effect to the Arrangement for the year ended December 31, 2020 and as at and for the six months ended June 30, 2021, included in "Appendix N - Pro Forma Financial Statements".

Adjustments have been made to prepare the unaudited pro forma consolidated financial information of Agnico and Kirkland, which adjustments are based on certain assumptions. Both the adjustments and the assumptions made in respect thereof are described in the notes to the unaudited pro forma consolidated financial information set forth in "Appendix N - Pro Forma Financial Statements".

The unaudited pro forma consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the unaudited pro forma consolidated financial statements set forth in "Appendix N - Pro Forma Financial Statements", or of the results expected in future periods.

Pro Forma Consolidated Statement of Income

(in millions of United States dollars)	Six months ended June 30, 2021	Year ended December 31, 2020
Revenue from mining operations	$3,115	$5,598
Production (Expenses)	$1,210	$2,182
Operating Margin(1)	$1,905	$3,416
All other expenses	$1,236	$2,313
Net income for the period	$669	$1,103
Per Combined Company share:
Pro Forma Basic earnings per share	$1.48	$2.45
Pro Forma Diluted earnings per share	$1.47	$2.44

Note:

(1)  Operating Margin is not a recognized measure under IFRS. This measure is calculated by excluding the following from net income as recorded in the consolidated pro forma financial statements: (i) income and mining taxes expense; (ii) other expenses; (iii) foreign currency translation (gain) loss; (iv) gain on derivative financial instruments; (v) environmental remediation; (vi) finance costs; (vii) general and administrative; (viii) amortization of property, plant and mine development; (ix) exploration and corporate development. The following table sets out a reconciliation of net income to Operating Margin for the six months ended June 30, 2021 and the year ended December 31, 2020:

(in millions of United States dollars)	Six months ended June 30, 2021	Year ended December 31, 2020
Net income for the period	$669	$1,103
Income and mining taxes expense	328	534
Other expenses	22	125
Foreign currency translation (gain) loss	(9)	81
Environmental Remediation	-	61
Gain on derivative financial instruments	(3)	(102)
Finance costs	46	97
General and administrative	109	177
Amortization of property, plant, and mine development	662	1,212
Exploration and corporate development	81	128
Operating Margin	$1,905	$3,416

Pro Forma Consolidated Balance Sheet

(in millions of United States dollars)	As at June 30, 2021
Total current assets	$2,161
Property, plant and mine development	$21,216
All other assets	$1,292

(in millions of United States dollars)	As at June 30, 2021
Total assets	$24,669
Total current liabilities	$1,026
Total long-term debt	$1,441
All other Liabilities	$5,857
Total liabilities	$8,324
Total equity	$16,345

Principal Holders of Agnico Shares Upon Completion of the Arrangement

To the knowledge of the directors and executive officers of Agnico and Kirkland, as of the date hereof, it is not anticipated that any securityholder will own of record or beneficially own, directly or indirectly, or exercise control or direction over voting securities carrying more than 10% of the voting rights attached to the Agnico Shares following completion of the Arrangement.

Auditor, Transfer Agent and Registrar

Following the Arrangement, the auditor of the Combined Company will be Ernst & Young LLP, located in Toronto, Ontario, which is the current auditor of Agnico. Following the Arrangement, the registrar and transfer agent for the Combined Company will be Computershare, located in Toronto, Ontario, which is the current registrar and transfer agent of Agnico.

Material Contracts

Other than as disclosed in this Circular or in the documents incorporated by reference herein with respect to Agnico and Kirkland, there are no contracts to which the Combined Company will be a party to following completion of the Arrangement that can reasonably be regarded as material to a potential investor, other than contracts entered into by Agnico and Kirkland in the ordinary course of business. For a description of the material contracts of Agnico and Kirkland, please refer to the Agnico AIF and the Kirkland AIF, each of which is incorporated by reference in this Circular. See "Appendix K - Information Concerning Agnico" and "Appendix L - Information Concerning Kirkland".

Risk Factors

The business and operations of the Combined Company following completion of the Arrangement will continue to be subject to the risks currently faced by Agnico and Kirkland, as well as certain risks unique to the Combined Company following completion of the Arrangement.

Readers should carefully consider the risk factors described under the heading "Risk Factors" in the Agnico AIF, which is incorporated by reference in "Appendix K - Information Concerning Agnico" in this Circular, the risk factors described under the heading "Risk Factors" in the Kirkland AIF, which is incorporated by reference in "Appendix L - Information Concerning Kirkland" in this Circular, as well as the risk factors set forth under "Risk Factors" in this Circular. If any of the identified risks were to materialize, the Combined Company's business, financial position, results and/or future operations may be materially affected.

Shareholders should also carefully consider all of the information disclosed in this Circular and the documents incorporated by reference.

The risk factors that are identified in this Circular and the documents incorporated by reference are not exhaustive and other factors may arise in the future that are currently not foreseen that may present additional risks in the future.

RISK FACTORS

Agnico Shareholders who vote in favour of the Agnico Resolution and Kirkland Shareholders who vote in favour of the Arrangement Resolution will be voting in favour of combining the businesses of Agnico and Kirkland, and, in the case of Kirkland Shareholders, to invest in Agnico Shares, and in the case of Agnico Shareholders, to invest in the business of Kirkland. There are certain risk factors associated with the Arrangement that should be carefully considered by Agnico Shareholders and Kirkland Shareholders, including the fact that the Arrangement may not be completed, if among other things, the Agnico Resolution is not approved at the Agnico Meeting, the Arrangement Resolution is not approved at the Kirkland Meeting or if any other conditions precedent to the completion of the Arrangement are not satisfied or waived, as applicable. Readers are cautioned that such risk factors are not exhaustive and additional risks and uncertainties, including those currently unknown or considered immaterial to Agnico and Kirkland, may also adversely affect Agnico or Kirkland prior to the Arrangement or following completion of the Arrangement. These risk factors should be considered in conjunction with the other information included in this Circular, including the documents incorporated by reference herein, and documents filed by Agnico and Kirkland pursuant to applicable Laws from time to time.

Risk Factors Relating to the Arrangement

The completion of the Arrangement is subject to the satisfaction or waiver of several conditions precedent

The completion of the Arrangement is subject to a number of conditions precedent, some of which are outside of the control of the Parties, including receipt of the Agnico Shareholder Approval and the Kirkland Shareholder Approval, the Final Order, the FIRB Approval and the Stock Exchange Approvals, there not having occurred a Material Adverse Effect in respect of either Agnico or Kirkland, as applicable, Kirkland Shareholders not having validly exercised Dissent Rights with respect to more than 5% of the issued and outstanding Kirkland Shares, and the satisfaction of certain other customary closing conditions. There can be no certainty, nor can the Parties provide any assurance, that all conditions precedent to the Arrangement will be satisfied or waived, nor can there be any certainty of the timing of their satisfaction or waiver. If, for any reason, the Arrangement is not completed or its completion is materially delayed and/or the Merger Agreement is terminated, the market price of the Agnico Shares and the Kirkland Shares may be materially adversely affected. See "The Merger Agreement - Conditions to Closing".

The FIRB Approval, which is necessary to complete the Arrangement, may not be obtained or may only be obtained after substantial delay

The Parties have not yet obtained the FIRB Approval, which is required to complete the Arrangement. If the FIRB Approval is not obtained or any Law comes into effect which makes the consummation of the Arrangement illegal, the Arrangement will not be completed. In addition, a substantial delay in obtaining the FIRB Approval could result in the Arrangement not being completed. In particular, if the Merger Agreement is not completed by March 31, 2022 (subject to an extension of up to a maximum of 60 days if required to obtain the FIRB Approval), either Party may terminate the Merger Agreement, in which case the Arrangement will not be completed. See "The Arrangement - Key Regulatory Matters".

The Arrangement is subject to receipt of the Agnico Shareholder Approval and the Kirkland Shareholder Approval

The Arrangement requires that the Agnico Resolution be approved by at least a simple majority of votes cast by Agnico Shareholders present (virtually) or represented by proxy and entitled to vote at the Agnico Meeting and the Arrangement Resolution be approved not less than two-thirds of the votes cast by Kirkland Shareholders present (virtually) or represented by proxy and entitled to vote at the Kirkland Meeting.

There can be no certainty, nor can the Parties provide any assurance, that the Agnico Shareholder Approval and the Kirkland Shareholder Approval will be obtained. If such approvals are not obtained and the Arrangement is not completed, the market price of the Agnico Shares and the Kirkland Shares may decline to the extent that the current market price reflects a market assumption that the Arrangement will be completed. If the Arrangement is not completed and the Kirkland Board decides to seek another merger or business combination, there can be no assurance that it will be able to find a party willing to agree to an equivalent or more attractive price than the price to be paid pursuant to the Arrangement.

The Merger Agreement may be terminated in certain circumstances

The Merger Agreement may be terminated by Agnico or Kirkland in certain circumstances, in which case the Arrangement will not be completed. Accordingly, there is no certainty, nor can the Parties provide any assurance, that the Merger Agreement will not be terminated by Agnico or Kirkland prior to the completion of the Arrangement. The failure to complete the Arrangement could materially negatively impact the market price of the Agnico Shares and the Kirkland Shares. Moreover, if the Merger Agreement is terminated and the Kirkland Board decides to seek another merger or business combination, there can be no assurance that it will be able to find a party willing to agree to an equivalent or more attractive price than the price to be paid pursuant to the Arrangement.

The failure to complete the Arrangement could negatively impact the Parties and have a Material Adverse Effect on the current and future operations, financial condition and prospects of the Parties

If the Arrangement is not completed for any reason, there are risks that the announcement of the Arrangement and the dedication of substantial resources of the Parties to the completion thereof could have a negative impact on Agnico's and Kirkland's current business relationships (including with current and prospective employees, customers, distributors, suppliers and partners) and could have a Material Adverse Effect on the current and future business, operations, results of operations, financial condition and prospects of Agnico and/or Kirkland. In addition, failure to complete the Arrangement for any reason could materially negatively impact the market price of the Agnico Shares and/or the Kirkland Shares.

The market value of the Consideration Shares to be issued in connection with the Arrangement may vary between the date of the Merger Agreement and completion of the Arrangement

Pursuant to the Arrangement, each Kirkland Shareholder will be entitled to receive 0.7935 of an Agnico Share for each Kirkland Share or Kirkland CDI held, subject to adjustment for fractional shares. Because the Exchange Ratio under the Arrangement is fixed and will not be adjusted to reflect any changes in the market value of Agnico Shares or the Kirkland Shares, the market value represented by the Exchange Ratio may vary. The market values of the Agnico Shares and the Kirkland Shares at the Effective Time may vary from the values at the date of this Circular. If the market price of the Agnico Shares declines, the value of the consideration received by Kirkland Shareholders at the Effective Time will decline as well. Variations may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Agnico, market assessments of the likelihood the Arrangement will be consummated, regulatory considerations, general market and economic conditions, changes in the prices of gold and other factors over which neither Agnico nor Kirkland has control.

The Parties will incur significant costs and, in certain circumstances, may be required to pay the Termination Amount

Certain costs relating to the Arrangement, such as legal, accounting, tax, brokerage and financial advisory fees, must be paid by the Parties even if the Arrangement is not completed. In addition, if the Arrangement is not completed for certain reasons, either Agnico or Kirkland may be required to pay the Termination Amount to the other Party, the result of which could have an adverse effect on such Party's cash resources.

The Termination Amount may discourage third parties from attempting to acquire a Party

If the Arrangement is not completed for certain reasons, Agnico or Kirkland may be required to pay a Termination Amount to the other Party, which may discourage other parties from making an Acquisition Proposal, even if such Acquisition Proposal could provide greater value to Agnico Shareholders or Kirkland Shareholders, as applicable, than the Arrangement. Even if the Merger Agreement is terminated without payment of the Termination Amount, a Party may, in the future, be required to pay the Termination Amount in certain circumstances. Accordingly, if the Arrangement is not consummated and the Merger Agreement is terminated, a Party may not be able to consummate another Acquisition Proposal that could provide greater value than what is provided for under the Arrangement without paying the Termination Amount. In addition, payment of such amount may have an adverse effect on the cash resources of Agnico or Kirkland, as applicable. See "The Merger Agreement - Termination of the Merger Agreement - Termination Event and Termination Amount".

The Merger Agreement contains provisions that restrict the ability of the Parties and their boards to pursue alternatives to the Arrangement

Under the Merger Agreement, Agnico and Kirkland are restricted, subject to certain exceptions, from soliciting, initiating, knowingly encouraging or facilitating, discussing or negotiating, or furnishing information with regard to, any Acquisition Proposal or any inquiry, proposal or offer relating to any Acquisition Proposal from any person. If the board of directors of a Party (after consultation with its financial advisors and legal counsel) determines that such proposal is more favourable to its shareholders, from a financial point of view, than the Arrangement, and such Party's board of directors recommends such proposal to its shareholders or if such Party enters into a Permitted Acquisition Agreement, the other Party would be entitled to terminate the Merger Agreement and receive the Termination Amount (or could require such Party to proceed with its Meeting and still remain entitled to the Termination Amount if such Party's shareholders do not approve the Arrangement). See "The Merger Agreement - Covenants - Covenants Regarding Non-Solicitation and Acquisition Proposals".

The Arrangement may divert the attention of management of the Parties, impact the Parties' ability to attract or retain key personnel or impact the Parties' third party business relationships

The Arrangement could cause the attention of management of Agnico and Kirkland to be diverted from the day-to-day operations. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could have an adverse effect on the current and future business, operations, results of operations, financial condition and prospects of Agnico and Kirkland. Because the completion of the Arrangement is subject to uncertainty, officers and employees of Agnico and Kirkland may experience uncertainty about their future roles, which may adversely affect Agnico's and Kirkland's ability to attract or retain key management and personnel in the period until the completion or termination of the Arrangement.

In addition, third parties with which Agnico or Kirkland currently have business relationships or may have business relationships in the future, including industry partners, customers and suppliers, may experience uncertainty associated with the Arrangement, including with respect to current or future relationships with Agnico or Kirkland. Such uncertainty could have a material and adverse effect on the current and future business, operations, results of operations, financial condition and prospects of Agnico and Kirkland.

The exercise of Dissent Rights may impact cash resources or result in the Arrangement not being completed

Registered Kirkland Shareholders entitled to vote at the Kirkland Meeting have the right to exercise certain dissent and appraisal rights and demand payment of the fair value of their Kirkland Shares in cash in connection with the Arrangement in accordance with the OBCA, as modified and supplemented by the Plan of Arrangement and the Interim Order. If Kirkland Shareholders dissent in respect of a significant number of Kirkland Shares, a substantial aggregate cash payment may be required to be made by Kirkland that could have an adverse effect on Kirkland's cash resources if the Arrangement is completed. If, as of the Effective Date, the aggregate number of Kirkland Shares in respect of which Kirkland Shareholders have validly exercised Dissent Rights exceeds 5% of the Kirkland Shares then outstanding, Agnico is entitled, in its discretion, not to complete the Arrangement. See "Dissenting Shareholder Rights".

Agnico and Kirkland may be the targets of legal claims, securities class actions, derivative lawsuits and other claims, which may delay or prevent the Arrangement from being completed

Agnico and Kirkland may be the target of securities class actions and derivative lawsuits which could result in substantial costs and may delay or prevent the Arrangement from being completed. Third parties may also attempt to bring claims against Agnico and Kirkland seeking to restrain the Arrangement or seeking monetary compensation or other remedies. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Arrangement, then that injunction may delay or prevent the Arrangement from being completed.

The Arrangement may be delayed and business affected due to outbreaks of communicable diseases, including COVID-19

The continued and prolonged effects of the global outbreak of COVID-19 may delay or prevent the completion of the Arrangement. Among other things, Governmental Entities in certain jurisdictions have from time to time since the onset of the pandemic and may again order the mandatory closure of all nonessential workplaces, which may disrupt the ability of Agnico and Kirkland to close the Arrangement in the timing contemplated, including potential delays in respect of the Kirkland Meeting, Agnico Meeting, Final Order and the receipt of FIRB Approval, each of which is required to complete the Arrangement. In addition, the impacts of COVID-19, among other things, have and may affect the ability of Agnico and Kirkland to operate at one or more of their respective mines for an indeterminate period of time, may affect the health or safety of employees or contractors, may impede access to essential services, contractors and supplies, may lead to heightened regulatory scrutiny by Governmental Entities, may lead to restrictions on transferability of currency, may cause business continuity issues and may result in failures of various local administration, logistics and critical infrastructure. Such effects and disruptions to business continuity as a result of the effects of COVID-19 may impact the ability to consummate the Arrangement or the timing thereof and may have an adverse effect on Agnico, Kirkland and the Combined Company's financial position and results of operations. The full extent of the impact of COVID-19 on the contemplated timing and completion of the Arrangement and on the respective operations of Agnico, Kirkland and the Combined Company will depend on future developments, which are uncertain and cannot be predicted at this time.

Tax consequences of the Arrangement may differ from anticipated treatment, including, that if the Arrangement does not qualify as a "reorganization" under the U.S. Tax Code, some Shareholders may be required to pay substantial U.S. federal income taxes

There can be no assurance that the CRA, the IRS, ATO or other applicable taxing authorities will agree with the interpretation of the Canadian federal, U.S. federal and Australian income tax consequences of the Arrangement, as applicable, as set forth in this Circular. Furthermore, there can be no assurance that applicable Canadian, U.S. and Australian income tax laws, regulations or tax treaties will not change (legislatively, judicially or otherwise) or be interpreted in a manner, or that applicable taxing authorities will not take an administrative position, that is adverse to Agnico, Kirkland or their respective shareholders following completion of the Arrangement.

Although Agnico and Kirkland intend that the Arrangement will qualify as a "reorganization" within the meaning of section 368 of the U.S. Tax Code, it is possible that the IRS may assert that the Arrangement fails (in whole or in part) to qualify as such. If the IRS were to be successful in any such contention, or if for any other reason the Arrangement were to fail to qualify as a "reorganization," U.S. Holders of Kirkland Shares would generally recognize a gain or loss with respect to all such U.S. Holder's Kirkland Shares, based on the difference between: (i) such U.S. Holder's tax basis in such shares; and (ii) the fair market value of the Agnico Shares received. See "Income Tax Considerations - Certain United States Federal Income Tax Considerations".

The Combined Company will be subject to tax in various counties

The Combined Company will have operations in various countries and be subject to differing tax laws and rates, including stamp duty imposed on direct or indirect transfers of real property interests under Australian law. Taxation authorities may disagree with how Agnico or Kirkland calculate or have in the past calculated their income or other amounts for tax purposes. The tax treatment of the Combined Company is subject to changes in tax laws, regulations and treaties, or the interpretation thereof, including tax policy initiatives and reforms under consideration related to the Organisation for Economic Co-operation and Development's (OECD) Base Erosion and Profit Shifting (BEPS) Project. Any such events or changes could adversely affect the Combined Company, its share price or the dividends that may be paid to its shareholders following completion of the Arrangement.

Agnico and Kirkland directors, officers and employees may have interests in the Arrangement that are different from those of Agnico Shareholders and Kirkland Shareholders

Certain of the directors and executive officers of Agnico and Kirkland negotiated the terms of the Merger Agreement, and the Agnico Board has unanimously recommended that Agnico Shareholders vote in favour of the Agnico Resolution and the Kirkland Board has unanimously recommended that Kirkland Shareholders vote in favour of the Arrangement Resolution. These directors and executive officers may have interests in the Arrangement that are different from, or in addition to, those of Agnico Shareholders and Kirkland Shareholders generally. These interests include, but are not limited to, the continued employment of certain executive officers of Agnico and Kirkland by the Combined Company and the continued service of certain directors of Agnico and Kirkland as directors of the Combined Company. Agnico Shareholders and Kirkland Shareholders should be aware of these interests when they consider their respective board of directors' unanimous recommendations. The Agnico Board and the Kirkland Board were each aware of, and considered, these interests when they determined the advisability of the Merger Agreement and unanimously recommended that Agnico Shareholders and Kirkland Shareholders approve the Agnico Resolution and the Arrangement Resolution, respectively.

The Merger Agreement contains certain restrictions on the ability of Agnico and Kirkland to conduct its business

Under the Merger Agreement, each of Agnico and Kirkland must generally conduct its business in the Ordinary Course and, prior to the completion of the Arrangement or the termination of the Merger Agreement, Agnico and Kirkland are subject to certain covenants which restrict it from taking certain actions without the prior consent of the other Party and which require it to take certain other actions. In either case, such covenants may delay or prevent Agnico and Kirkland from pursuing business opportunities that may arise or preclude actions that would otherwise be advisable if Agnico and Kirkland were to remain standalone entities. See "The Merger Agreement - Covenants - General Conduct of Business and Covenants Relating to the Arrangement".

The Agnico Fairness Opinions and the Kirkland Fairness Opinions do not reflect changes in circumstances that may have occurred or that may occur between the date of the Merger Agreement and the completion of the Arrangement

Neither the Agnico Board, the Kirkland Board nor the Kirkland Special Committee has obtained updated opinions from their respective financial advisors as of the date of this Circular, nor do any of them expect to receive updated, revised or reaffirmed opinions prior to the completion of the Arrangement. Changes in the operations and prospects of Agnico and Kirkland, general market and economic conditions and other factors that may be beyond the control of the Parties, and on which the Agnico Fairness Opinions and the Kirkland Fairness Opinions were based, may significantly alter the value of Agnico and Kirkland or the market price of the Agnico Shares and the Kirkland Shares by the time the Arrangement is completed. The Agnico Fairness Opinions and the Kirkland Fairness Opinions do not speak as of the time the Arrangement will be completed or as of any date other than the date of such opinions. Because the financial advisors will not be updating the Agnico Fairness Opinions and the Kirkland Fairness Opinions, such opinions will not address the fairness of the Consideration or the Exchange Ratio, from a financial point of view, at the time the Arrangement is completed. Each of the Agnico Board Recommendation and the Kirkland Board Recommendation, however, is made as of the date of this Circular. See "The Arrangement - Agnico Fairness Opinions" and "The Arrangement - Kirkland Fairness Opinions".

Risk Factors Relating to the Combined Company

The anticipated benefits of the Arrangement may not be realized

Achieving the benefits of the Arrangement depends in part on the ability of the Combined Company to effectively capitalize on its scale, to realize the anticipated capital and operating synergies, to profitably sequence the growth prospects of its asset base and to maximize the potential of its improved growth opportunities and capital funding opportunities as a result of combining the businesses and operations of Agnico and Kirkland.

The ability to realize the benefits of the Arrangement will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on Agnico's ability to realize the anticipated growth opportunities and synergies from integrating Kirkland's business following completion of the Arrangement. This integration will require the dedication of management effort, time and resources which may divert management's focus and resources from other strategic opportunities available to the Combined Company following completion of the Arrangement, and from operational matters during this process. There can be no assurance that management will be able to integrate the operations of each of the businesses successfully. Many operational and strategic decisions and certain staffing decisions with respect to integration have not yet been made. These decisions and the integration of the two companies may present challenges to management, including the integration of systems and personnel of the two companies which may be geographically separated, unanticipated liabilities, and unanticipated costs. It is possible that the integration process could result in the loss of key employees, the disruption of the respective ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of management to maintain relationships with customers, distributors, suppliers and partners or to achieve the anticipated benefits of the Arrangement. The performance of the Combined Company's operations after completion of the Arrangement could be adversely affected if the Combined Company cannot retain key employees to assist in the integration and operation of the Combined Company, and any inability of management to successfully integrate the operations could have a material adverse effect on the business, financial condition and results of operations of the Combined Company.

Significant demands will be placed on the Combined Company following completion of the Arrangement and Agnico and Kirkland cannot provide any assurance that their systems, procedures and controls will be adequate to support the expansion of operations and associated complexity following and resulting from the Arrangement

As a result of the pursuit and completion of the Arrangement, significant demands will be placed on the managerial, operational and financial personnel and systems of Agnico and Kirkland. Agnico and Kirkland cannot provide any assurance that their systems, procedures and controls will be adequate to support the expansion of operations and associated complexity following and resulting from the Arrangement. The future operating results of the Combined Company following completion of the Arrangement may be affected by the ability of its officers and key employees to manage changing business conditions, to integrate the acquisition of Kirkland and to execute on the Combined Company's business strategy.

Following the Arrangement, the trading price of the Agnico Shares cannot be guaranteed, may be volatile and could be less than, on an adjusted basis, the current trading prices of Agnico and Kirkland due to various market-related and other factors

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Securities of companies in the mining industry have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include global economic developments and market perceptions of the mining industry. There can be no assurance that continuing fluctuations in price will not occur. The market price per Agnico Share is also likely to be affected by changes in the Combined Company's financial condition or results of operations. Other factors unrelated to the performance of the Combined Company that may have an effect on the price of Agnico Shares include the following: (i) changes in the market price of the commodities that the Combined Company will sell and purchase; (ii) current events affecting the economic situation in Canada, the United States, Australia and internationally; (iii) trends in the global mining industries; (iv) regulatory and/or government actions, rulings or policies; (v) changes in financial estimates and recommendations by securities analysts or rating agencies; (vi) acquisitions and financings completed by the Combined Company; (vii) the economics of current and future projects and operations of the Combined Company; (viii) quarterly variations in operating results; (ix) the operating and share price performance of other companies, including those that investors may deem comparable; (x) the issuance of additional equity securities of the Combined Company, as applicable, or the perception that such issuance may occur; and (xi) purchases or sales of blocks of Agnico Shares.

The issuance of Agnico Shares and a resulting "market overhang" could adversely affect the market price of the Agnico Shares following completion of the Arrangement

On completion of the Arrangement, additional Agnico Shares will be issued and available for trading in the public market. The increase in the number of Agnico Shares may lead to sales of such shares or the perception that such sales may occur (commonly referred to as "market overhang"), either of which may adversely affect the market for, and the market price of, the Agnico Shares.

The issuance of Agnico Shares in connection with the Arrangement will result in the dilution of ownership and voting interests of current Agnico Shareholders

As a result of the issuance of Agnico Shares in connection with the Arrangement, the ownership and voting interests of Former Agnico Shareholders will be diluted, relative to current proportional ownership and voting interests.

There are risks related to Agnico's and Kirkland's international activities

A material portion of the business of the Parties is located outside of North America, with operating mines located in Australia, Finland and Mexico and exploration and development activities in each of these countries as well as in Sweden and Colombia. The Arrangement may give rise to actions being taken by certain foreign Governmental Entities in these nations or by other counterparties to contracts in respect of such operations, whereby such Governmental Entities or other counterparties could assert rights of expropriation, nationalization, renegotiation or nullification of existing licenses, permits, leases, concessions and contracts. There can be no assurance that these foreign Governmental Entities or other counterparties will not take the steps noted above in respect of the Parties' current operations in such nations and, if any such steps are taken, there can be no assurance that sufficient remedies will be available to recoup the investments that have been made to date in such areas. Under the Merger Agreement, the Parties have agreed to complete the Arrangement, notwithstanding the occurrence of any of the events listed above, unless such event would result in a Material Adverse Effect in respect of Agnico or Kirkland. The occurrence of any such events in respect of the current operations of either Agnico or Kirkland in such foreign nations could, following completion of the Arrangement, have an adverse effect on the Combined Company's business and results of operations as currently contemplated and could adversely affect the ability of the Combined Company to achieve the anticipated benefits of the Arrangement.

Further, following completion of the Arrangement, certain of the international operations of the Combined Company may be adversely affected by political or economic developments or social instability, which will not be within the Combined Company's control, including, among other things, the risks of war, terrorism, abduction, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, taxation policies, economic sanctions, fluctuating exchange rates and currency controls. The occurrence of any such events could have a Material Adverse Effect on the Combined Company's business and results of operations as currently contemplated.

The Agnico Board and the Kirkland Board considered financial projections prepared by each other's management teams in connection with the Arrangement. Actual performance of Kirkland and Agnico may differ materially from these projections

The Agnico Board, the Kirkland Board and the Kirkland Special Committee considered, among other things, certain projections, prepared by their respective management teams, with respect to each of Agnico (the "Agnico Projections") and Kirkland (the "Kirkland Projections", together with the Agnico Projections, the "Projections"). All Projections are based on assumptions and information available at the time the Projections were prepared. Agnico and Kirkland do not know whether the assumptions made will be realized. Such information can be adversely affected by known or unknown risks and uncertainties, many of which are beyond Kirkland's and Agnico's control. Further, financial forecasts of this type are based on estimates and assumptions that are inherently subject to risks and other factors such as company performance, industry performance, legal and regulatory developments, general business, economic, regulatory, market and financial conditions, as well as changes to the business, financial condition or results of operations of Kirkland and Agnico, including the factors described in this "Risk Factors" section and under "Joint Management Information Circular - Cautionary Statement Regarding Forward-Looking Statements", which factors and changes may impact such forecasts or the underlying assumptions. As a result of these contingencies, there can be no assurance that the Projections will be realized or that actual results will not be significantly higher or lower than projected. In view of these uncertainties, the Projections should not be regarded as an indication that Agnico, the Agnico Board, Kirkland, the Kirkland Board, the Kirkland Special Committee or any of their advisors or any other recipient of this information considered, or now considers, it to be an assurance of the achievement of future results.

The Projections were prepared by the Agnico and Kirkland management teams for internal use and to, among other things, assist Agnico and Kirkland in evaluating the Arrangement. The Projections were not prepared with a view toward public disclosure or toward compliance with IFRS, published guidelines of applicable securities regulatory authorities or the guidelines established by the Chartered Professional Accountants for preparation and presentation of prospective financial information. Neither Ernst & Young LLP, Agnico's independent registered public accounting firm, KPMG LLP, Kirkland's independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the Projections.

The unaudited pro forma consolidated financial information of the Combined Company is presented for illustrative purposes only and may not reflect the Combined Company's financial condition or results of operations following the Arrangement

The unaudited pro forma consolidated financial information contained in this Circular is presented for illustrative purposes only as of its respective dates and may not reflect the financial condition or results of operations of the Combined Company following the Arrangement for several reasons. The unaudited pro forma consolidated financial information has been derived from the respective historical financial statements of Agnico and Kirkland. The information upon which these adjustments and assumptions have been made is preliminary and these kinds of adjustments and assumptions are difficult to make with complete accuracy. Moreover, the unaudited pro forma consolidated financial information does not include, among other things, estimated cost or synergies, adjustments related to restructuring or integration activities, future acquisitions or disposals not yet known or probable, or impacts of Arrangement-related change in control provisions that are currently not factually supportable and/or probable of occurring. Therefore, the unaudited pro forma consolidated financial information is presented for informational purposes only and is not necessarily indicative of what the Combined Company's actual financial condition or results of operations would have been had the Arrangement been completed on the date indicated. Accordingly, the business, assets, results of operations and financial condition of the Combined Company may differ significantly from those indicated in the unaudited pro forma consolidated financial information. See "Information Concerning the Combined Company Following the Arrangement" section in this Circular and the unaudited pro forma consolidated financial statements of Agnico attached as Appendix N to this Circular.

The amount of any dividends to be paid by the Combined Company following the Arrangement are not guaranteed

There can be no assurance that following completion of the Arrangement the dividends of the Combined Company will be equal or similar to or progressively grow to an amount greater than the amount historically paid on Agnico Shares or Kirkland Shares. While it is currently anticipated that the Combined Company will target a stable and growing dividend that reflects its anticipated strengthened cash and financial position, the Combined Company Board will retain the power to amend the Combined Company's dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. The amount of future dividends and the declaration and payment thereof will be based upon a variety of factors and conditions, including the Combined Company Board's approval, the Combined Company's financial position, results of operations, cash flow, capital requirements and restrictions under its credit facilities, as well as broader market and economic conditions, and shall be in compliance with Law. Shareholders should also be aware that they have no contractual or other legal right to dividends that have not been declared.

The Consideration Shares will not be listed for trading on the ASX

The Agnico Shares are not listed on the ASX and no application has been made to ASX for a Foreign Exempt Listing, nor do the Parties have any intention to make such an application. At the completion of the Arrangement, Kirkland Shareholders in Australia will receive Agnico Shares tradeable on the TSX and the NYSE and will need to use a broker or other Intermediary licensed to trade on those exchanges in order to trade their Agnico Shares. While those Australian shareholders would still be able to trade their Agnico Shares on the TSX and the NYSE, it may be less convenient to trade their shares and may involve increased costs.

Risks Relating to the Businesses of Agnico and Kirkland

The businesses of Agnico and Kirkland are subject to significant risks. See the risk factors set out in the documents incorporated by reference in "Appendix K - Information Concerning Agnico" and "Appendix L - Information Concerning Kirkland". While each of Agnico and Kirkland has completed due diligence investigations, including reviewing technical, environmental, legal, tax accounting, financial and other matters, on the other Party, certain risks either may not have been uncovered or are not known at this time. Such risks may have an adverse impact on Agnico and the combined assets of Agnico and Kirkland following the Arrangement and may have a negative impact on the value of the shares of the Combined Company, including the Consideration Shares.

INCOME TAX CONSIDERATIONS

Certain Canadian Federal Income Tax Considerations

The following summary describes the principal Canadian federal income tax considerations in respect of the Arrangement that are generally applicable as of the date hereof to a beneficial owner of Kirkland Shares who, for purposes of the Tax Act and at all relevant times: (i) deals at arm's length with Kirkland and Agnico; (ii) is not affiliated with Kirkland or Agnico; (iii) holds its Kirkland Shares, and will hold its Agnico shares as, capital property; and (iv) is not a "foreign affiliate" as defined in the Tax Act, of a taxpayer resident in Canada (each such beneficial owner in this section, a "Holder"). Generally, the Kirkland Shares and Agnico Shares will be considered capital property to a Holder for purposes of the Tax Act unless the Holder uses or holds Shares in the course of carrying on a business or acquired such Shares in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary does not discuss any tax consequences applicable to holders of Kirkland Options (including holders who acquired Kirkland Shares pursuant to the exercise of Kirkland Options), nor does this summary apply to holders of an equity based employment compensation plan or arrangement, including the Kirkland RSUs, Kirkland PSUs and Kirkland DSUs.

This summary is based on the facts set out in this Circular, the current provisions of the Tax Act in force as of the date hereof, the regulations thereunder, and an understanding of the current published administrative practices and assessing policies of the Canada Revenue Agency ("CRA") made publicly available in writing prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that the Proposed Amendments will be enacted in the form proposed. No assurance can be given that the Proposed Amendments will be enacted in the form proposed, or at all. Except for the Proposed Amendments, this summary does not otherwise take into account or anticipate any other changes in Law, whether by judicial, governmental or legislative decision or action or changes in administrative policies or practices, nor does this summary take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed below.

Generally, for purposes of the Tax Act, all amounts relating to Shares must be computed in Canadian dollars based on exchange rates determined in accordance with the Tax Act.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not, and should not be construed as, legal, business or tax advice to any particular Holder and no representation with respect to the tax consequences to any particular Holder is made. Accordingly, all Holders and other Shareholders should consult with and rely upon their own tax advisors regarding the Canadian federal income tax consequences of the Arrangement applicable to their particular circumstances, and any other consequences under Canadian federal, provincial, local and foreign tax laws.

Holders Resident in Canada

The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and any applicable income tax treaty, and at all relevant times is, or is deemed to be, resident in Canada (a "Resident Holder").

This summary is not applicable to a Resident Holder: (i) that is a "financial institution" (as defined for purposes of the "mark-to-market rules"); (ii) that is a "specified financial institution"; (iii) an interest in which is a "tax shelter investment"; (iv) whose "functional currency" is the currency of a country other than Canada; (v) that has entered into or will enter into a "synthetic disposition agreement" or a "derivative forward agreement" with respect to Shares; or (vi) that receives dividends on the Shares under or as part of a "dividend rental arrangement". Each phrase in quotations has the meaning attributed to such phrase for purposes of the Tax Act. Such Resident Holders should consult their own tax advisors.

This summary does not address the possible application of the "foreign affiliate dumping" rules that may be applicable to a Resident Holder that is a corporation resident in Canada (for the purposes of the Tax Act) and is or becomes, or does not deal at arm's length (for purposes of the Tax Act) with a corporation that is or becomes, as part of a transaction or event or series of transactions or events or series of transaction or events that includes the Arrangement, controlled by a non-resident person or a group of non-resident persons not dealing with each other at arm's length (for purposes of the Tax Act) for purposes of the rules in section 212.3 of the Tax Act.

Certain Resident Holders whose Shares might not otherwise qualify as capital property may, in certain circumstances, be eligible to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Shares, and every other "Canadian security" (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years, deemed to be capital property. Resident Holders should consult their own tax advisors as to whether such subsection 39(4) election is available or advisable in their particular circumstances.

Exchange of Kirkland Shares for Agnico Shares

A Resident Holder, other than a Resident Dissenter (as defined below), who disposes of Kirkland Shares to Agnico in exchange for Agnico Shares under the Arrangement will generally be deemed to have disposed of such Kirkland Shares in a tax-deferred share-for-share exchange pursuant to section 85.1 of the Tax Act, unless such Resident Holder chooses to recognize a capital gain (or a capital loss) as described in the immediately following paragraph. Where a Resident Holder does not choose to recognize a capital gain (or capital loss) on the exchange, the Resident Holder will be deemed to have disposed of the Resident Holder's Kirkland Shares for proceeds of disposition equal to the adjusted cost base (as defined in the Tax Act) of the Kirkland Shares to such Resident Holder, determined immediately before the exchange, and the Resident Holder will be deemed to have acquired the Agnico Shares at an aggregate cost equal to such adjusted cost base of the Kirkland Shares. The cost of such Agnico Shares will be averaged with the adjusted cost base of any other Agnico Shares held by the Resident Holder as capital property for the purpose of determining the adjusted cost base of each Agnico Share held by the Resident Holder as capital property.

A Resident Holder may choose to recognize a capital gain (or a capital loss) on the exchange of Kirkland Shares for Agnico Shares under the Arrangement by including all or part of such capital gain (or capital loss) in respect of the exchange in computing the Resident Holder's income for the taxation year in which the exchange occurs. In such circumstances, the Resident Holder will realize a capital gain (or a capital loss) equal to the amount, if any, by which the fair market value of the Agnico Shares received exceeds (or is less than) the aggregate adjusted cost base (as defined in the Tax Act) of the Kirkland Shares to the Resident Holder, determined immediately before the exchange and any reasonable costs of disposition. A general description of the taxation of capital gains and capital losses is set out below under "Holders Resident in Canada - Taxation of Capital Gains and Capital Losses". The cost to a Resident Holder of the Agnico Shares acquired on the exchange in these circumstances will equal the fair market value of those shares at the time of the exchange. This cost will generally be averaged with the adjusted cost base of any other Agnico Shares held by the Resident Holder as capital property for the purpose of determining the adjusted cost of each Agnico Share held by the Resident Holder as capital property.

Taxation of Dividends on Agnico Shares

A Resident Holder who is an individual will be required to include in income any dividends received or deemed to be received on Agnico Shares, and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by Agnico as "eligible dividends" as defined in, and in accordance with, the Tax Act. There may be limitations on Agnico's ability to designate dividends on the Agnico Shares as "eligible dividends".

A Resident Holder that is a corporation will be required to include in income any dividends received or deemed to be received on Agnico Shares, and generally will be entitled to deduct an equivalent amount in computing its taxable income to the extent and under the circumstances provided in the Tax Act. In certain circumstances, subsection 55(2) of the Tax Act will treat a dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own particular circumstances.

A Resident Holder that is a "private corporation" or a "subject corporation" (as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax on dividends received or deemed to be received on Agnico Shares to the extent that such dividends are deductible in computing such Resident Holder's taxable income.

Disposition of Agnico Shares

Generally, a Resident Holder that disposes or is deemed to dispose of an Agnico Share in a taxation year will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Agnico Share, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the Resident Holder the Agnico Share immediately before the disposition. A general description of the taxation of capital gains and capital losses is set out below under "Holders Resident in Canada - Taxation of Capital Gains and Capital Losses".

Taxation of Capital Gains and Capital Losses

Generally, a Resident Holder will be required to include in computing income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain") realized in that year. A Resident Holder must deduct one-half of the amount of any capital loss (an "allowable capital loss") realized in a taxation year from taxable capital gains realized by the Resident Holder in that taxation year (subject to and in accordance with rules contained in the Tax Act). Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized on the disposition of a Share by a Resident Holder that is a corporation may, to the extent and under the circumstances specified by the Tax Act, be reduced by the amount of dividends previously received or deemed to have been received by the corporation on such Share (or on a share for which such Share has been substituted or exchanged). Similar rules may apply where Shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Additional Refundable Tax

A Resident Holder that is, throughout the relevant taxation year, a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on "aggregate investment income" (as defined in the Tax Act), which includes taxable capital gains and interest.

Minimum Tax

A capital gain or dividend realized or received by a Resident Holder who is an individual (including certain trusts) may give rise to liability for alternative minimum tax under the Tax Act.

Dissenting Resident Holders

A Resident Holder who validly exercises Dissent Rights in respect of the Arrangement (a "Resident Dissenter") and transfers such Resident Dissenter's Kirkland Shares to Kirkland under the Arrangement and is entitled to be paid the fair value of such Kirkland Shares by Kirkland will be deemed to receive a taxable dividend equal to the amount, if any, by which such payment (other than any portion of the payment that is interest awarded by the Court) exceeds the paid-up capital (as computed for the purpose of the Tax Act) of the Resident Dissenter's Kirkland Shares immediately before their transfer to Kirkland. The tax consequences described above under "Holders Resident in Canada - Taxation of Dividends on Agnico Shares" will generally apply with respect to any deemed dividend realized by a Resident Dissenter in respect of Kirkland Shares.

In addition, a Resident Dissenter will be considered to have disposed of such Kirkland Shares for proceeds of disposition equal to the amount paid to such Resident Dissenter (other than any portion of the payment that is interest), less the amount of any deemed dividend arising on the transfer as described above. The Resident Dissenter will realize a capital gain (or a capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to such Resident Dissenter of the Kirkland Shares immediately before their transfer to Kirkland. The Resident Dissenter will be required to include any resulting taxable capital gain in income, or be entitled to deduct any resulting allowable capital loss, generally in accordance with the tax treatment described above under "Taxation of Capital Gains and Capital Losses".

A Resident Dissenter will also be required to include in computing its income any interest awarded to the Resident Dissenter by a court in connection with the Arrangement and in the case of a Resident Dissenter that is a "Canadian-controlled private corporation"(as defined in the Tax Act) throughout the relevant taxation year may be liable to pay an additional tax on "aggregate investment income" as described above under "Holders Resident in Canada - Additional Refundable Tax".

Eligibility for Investment

Provided that the Agnico Shares are listed on a "designated stock exchange" for purposes of the Tax Act (which currently includes the TSX and the NYSE) or Agnico qualifies as a "public corporation" (as defined in the Tax Act), the Agnico Shares will be "qualified investments" under the Tax Act for a trust governed by a registered retirement savings plan ("RRSP"), registered retirement income fund ("RRIF"), registered education savings plan ("RESP"), registered disability savings plan ("RDSP"), deferred profit sharing plan and tax-free savings account ("TFSA"), each as defined in the Tax Act.

Notwithstanding the foregoing, if the Agnico Shares are a "prohibited investment" for a particular RRSP, RRIF, RESP, RDSP, TFSA for purposes of the Tax Act, the annuitant under the RRSP or RRIF, the subscriber under the RESP, or the holder of the RDSP or TFSA, as the case may be, will be subject to a penalty tax under the Tax Act. The Agnico Shares will not be a "prohibited investment" for these purposes unless the annuitant, subscriber or holder, as applicable: (i) does not deal at arm's length with Agnico for purposes of the Tax Act; or (ii) has a "significant interest", as defined in the Tax Act for this purpose, in Agnico. In addition, the Agnico Shares will generally not be a "prohibited investment" for such trust if the Agnico Shares are "excluded property" (as defined in the Tax Act) for purposes of the prohibited investment rules.

Annuitants under a RRSP or RRIF, subscribers under a RESP, and holders of a RDSP or TFSA should consult their own tax advisors as to whether the Agnico Shares will be a prohibited investment for such RRSP, RRIF, RESP, RDSP or TFSA in their particular circumstances, including with respect to whether the Agnico Shares would be "excluded property" for purposes of the prohibited investment rule.

Holders Not Resident in Canada

The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, is neither resident nor deemed to be resident in Canada, and does not use or hold, and is not deemed to use or hold, Shares in connection with carrying on a business in Canada (a "Non-Resident Holder"). This part of the summary is not applicable to Non-Resident Holders that are insurers carrying on an insurance business in Canada and elsewhere or that are "authorized foreign banks" (as defined in the Tax Act).

Exchange of Kirkland Shares for Agnico Shares

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Kirkland Shares under the Arrangement unless the Kirkland Shares are "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention. A general description of "taxable Canadian property" is set out below under "Holders Not Resident In Canada - Taxable Canadian Property".

Disposition of Agnico Shares

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of Agnico Shares unless the Agnico Shares are "taxable Canadian property" (as defined in the Tax Act) at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention. A general description of "taxable Canadian property" is set out below under "Holders not Resident in Canada - Taxable Canadian Property".

Taxable Canadian Property

Generally, a Share will not be taxable Canadian property to a Non-Resident Holder at a particular time provided that the Share is listed on a "designated stock exchange" (which currently includes the TSX, the NYSE and the ASX) unless, at any time during the 60-month period that ends at that time: (a) one or any combination of (i) the Non-Resident Holder, (ii) Persons with whom the Non-Resident Holder does not deal at arm's length, and (iii) partnerships in which the Non-Resident Holder or any Person described in (ii) holds a membership interest directly or indirectly through one or more partnerships, or (iv) any combination of (i) to (iii), owned 25% or more of any class or series of shares of Kirkland or Agnico, as the case may be, and (b) more than 50% of the fair market value of the Kirkland Shares or Agnico Shares, as the case may be, was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource properties" (as defined in the Tax Act), "timber resource properties" (as defined in the Tax Act), or any options in respect of, or interests in such properties, whether or not such property or properties exists.

Where a Non-Resident Holder acquires Agnico Shares pursuant to the Arrangement in exchange for Kirkland Shares that are, or deemed to be, at the time of exchange, taxable Canadian property to the Non-Resident Holder, the Agnico Shares will generally be deemed to be taxable Canadian property for the 60 month period following the exchange.

Notwithstanding the foregoing, in certain other circumstances a Share could be deemed to be taxable Canadian property for purposes of the Tax Act. Non-Resident Holders should consult their own tax advisors in this regard.

Taxation of Dividends on Agnico Shares

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder on Agnico Shares will be subject to Canadian non-resident withholding tax at a rate of 25%. This rate may be reduced in the case of a Non-Resident Holder that is entitled to claim full benefits under an applicable income tax treaty or convention. For example, under the Canada-United States Income Tax Convention (1980) (the "Canada-U.S. Treaty") the rate of withholding is generally reduced to 15% in respect of a dividend paid to the beneficial owner of the dividend that is resident in the United Sates for the purposes of the Canada-U.S. Treaty and qualified to claim full benefits under the Canada-U.S. Treaty.

Dissenting Non-Resident Holders

A Non-Resident Holder who validly exercises Dissent Rights in respect of the Arrangement (a "Non-Resident Dissenter") and transfers Kirkland Shares to Kirkland under the Arrangement and is entitled to be paid the fair value of such Kirkland Shares by Kirkland will be deemed to receive a dividend equal to the amount, if any by which such payment (other than any portion of the payment that is interest, if any awarded by the Court) exceeds the paid-up capital (computed for the purposes of the Tax Act) of the Non-Resident Dissenter's Kirkland Shares immediately before the transfer. Any such dividend deemed to be received on a Kirkland Share will be subject to withholding tax under the Tax Act as described above under "Holders Not Resident in Canada - Taxation of Dividends on Agnico Shares".

Non-Resident Dissenters will also be considered to have disposed of such Kirkland Shares for proceeds of disposition equal to the amount paid to such Non-Resident Dissenter (other than any portion of the payment that is interest), less the amount of any deemed dividend. A Non-Resident Dissenter will generally not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of Kirkland Shares pursuant to the exercise of Dissent Rights unless such Kirkland Shares constitute, or are deemed to constitute, taxable Canadian property to the Non-Resident Dissenter and the Non-Resident Dissenter is not entitled to relief under an applicable income tax treaty or convention. See the discussion above under "Holders Not Resident in Canada - Taxable Canadian Property" for the circumstances in which Kirkland Shares may constitute taxable Canadian property.

Generally, an amount paid in respect of interest awarded by the court to a Non-Resident Dissenter will not be subject to Canadian income or withholding tax under the Tax Act.

Certain United States Federal Income Tax Considerations

The following discussion summarizes certain United States federal income tax considerations generally applicable to U.S. Holders and Non-U.S. Holders (each as defined below) relating to the Arrangement and to the ownership and disposition of Agnico Shares received pursuant to the Arrangement. This summary is based upon the U.S. Tax Code, the U.S. Treasury Regulations, judicial authorities, the Canada-U.S. Treaty, published positions of the IRS, and other applicable authorities, all as in effect on the date hereof. Any of the authorities on which this summary is based could be subject to differing interpretations and could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis. This summary is not applicable to a holder of Kirkland Options, Kirkland RSUs, Kirkland PSUs, and Kirkland DSUs with respect to such Kirkland Options, Kirkland RSUs, Kirkland PSUs and Kirkland DSUs. Holders of Kirkland Options, Kirkland RSUs, Kirkland PSUs, and Kirkland DSUs are urged to consult their own tax advisors.

There can be no assurance that the IRS will not challenge any of the tax considerations described in this summary, and neither Kirkland nor Agnico has obtained, or intends to obtain, a ruling from the IRS or an opinion from legal counsel with respect to the United States federal income tax considerations discussed herein. This summary addresses only certain considerations arising under United States federal income tax law, and it does not address any other federal tax considerations (such as the alternative minimum tax, the unearned income Medicare tax on investment income, and estate or gift taxation) or any tax considerations arising under the laws of any state, locality or non-United States taxing jurisdiction.

This summary does not address the United States federal income tax consequences of transactions effected prior or subsequent to, or concurrently with the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), including, without limitation, the following:

  any conversion into Kirkland Shares, Agnico Shares or cash of any notes, debentures or other debt instruments;

  any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving restricted share units, deferred share units, or any rights to acquire Kirkland Shares or Agnico Shares, including the Kirkland Options, Kirkland RSUs, Kirkland PSUs and Kirkland DSUs; and

  any transaction, other than the Arrangement, in which Kirkland Shares, Agnico Shares or cash are acquired.

This summary is of a general nature only and does not address all of the United States federal income tax considerations that may be relevant to a U.S. Holder or Non-U.S. Holder in light of such U.S. Holder's or Non-U.S. Holder's circumstances. In particular, this discussion applies only to a U.S. Holder or Non-U.S. Holder that holds Kirkland Shares and Agnico Shares, as applicable, as "capital assets" (generally, property held for investment purposes), and does not address the special tax rules that may apply to special classes of taxpayers, such as:

  brokers or dealers in securities;

  Persons that hold Kirkland Shares and Agnico Shares as part of a hedging or integrated financial transaction or a straddle;

  U.S. Holders whose functional currency is not the United States dollar;

  United States expatriates or former long-term residents of the United States;

  Persons that are owners of an interest in a partnership or other pass-through entity that is a holder of Kirkland Shares and Agnico Shares;

  partnerships, S corporations or other pass-through entities;

  regulated investment companies;

  real estate investment trusts;

  qualified retirement plans, individual retirement accounts and other tax-deferred accounts;

  financial institutions;

  insurance companies;

  traders that have elected a mark-to-market method of accounting;

  tax-exempt organizations (including private foundations);

  any Person who owns or has owned, directly, indirectly, or by attribution, 10% or more of the total combined voting power of all classes of stock entitled to vote or value of Kirkland;

  any Person who will own immediately following the Arrangement, directly, indirectly, or by attribution, 5% or more of the total combined voting power or value of the stock of Agnico;

  Non-U.S. Holders that are or previously were engaged in the conduct of a trade or business in the United States;

  Non-U.S. Holders who are individuals present in the United States for 183 days or more in the taxable year of the Arrangement and who satisfy certain other conditions;

  Non-U.S. Holders who are controlled foreign corporations;

  Non-U.S. Holders who are passive foreign investment companies;

  Non-U.S. Holders which are corporations organized outside the U.S., any state thereof or the District of Columbia that are nonetheless treated as U.S. taxpayers for U.S. federal income tax purposes;

  U.S. Holders that are subject to taxing jurisdictions other than, or in addition, to, the United States;

  U.S. Holders subject to special tax accounting rules;

  Corporations that accumulate earnings to avoid U.S. federal income tax; and

  Persons who received their Kirkland Shares upon the exercise of Kirkland Options or otherwise as compensation.

For purposes of this summary, a "U.S. Holder" means a beneficial owner of Kirkland Shares or Agnico Shares, as the case may be, who is, for United States federal income tax purposes:

  an individual who is a citizen or resident of the United States;

  a corporation (or other entity that is classified as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;

  an estate the income of which is subject to United States federal income taxation regardless of its source; or

  a trust (i) that has validly elected to be treated as a U.S. Person for U.S. federal income tax purposes or (ii) the administration over which a United States court can exercise primary supervision and all of the substantial decisions of which one or more U.S. Persons have the authority to control.

For purposes of this summary, a "Non-U.S. Holder" means any Person who is a beneficial owner of Kirkland Shares or Agnico Shares, as the case may be, and who is not a U.S. Holder or a partnership or other entity or arrangement that is classified as a partnership for United States federal income tax purposes. If a partnership (or other entity or arrangement classified as a partnership for United States federal income tax purposes) holds Kirkland Shares, the tax treatment of a partner of such partnership generally will depend upon the status of such partner and the activities of the partnership. Partners of partnerships holding Kirkland Shares should consult their own tax advisors regarding the specific tax consequences of the Arrangement and of the ownership and disposition of Agnico Shares.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Shareholder. This summary is not exhaustive of all United States federal income tax considerations. Consequently, beneficial owners of Kirkland Shares are urged to consult their own tax advisors to determine the particular tax effects to them of the Arrangement and any other consequences to them in connection with the Arrangement under United States federal, state, local, and non-United States tax laws, having regard to their particular circumstances.

U.S. Holders

Exchange of Kirkland Shares for the Agnico Shares Pursuant to the Arrangement

Agnico and Kirkland intend to treat the Arrangement as a tax-deferred "reorganization" within the meaning of section 368 of the U.S. Tax Code. However, neither Agnico nor Kirkland has sought or obtained (or will seek or obtain) either a ruling from the IRS or an opinion of legal counsel regarding the tax consequences of the transactions described herein. Accordingly, there can be no assurance that the IRS will not challenge the treatment of the Arrangement as a reorganization or that a U.S. court would uphold the status of the Arrangement as a reorganization in the event of an IRS challenge. U.S. Holders are urged to consult their own tax advisors regarding the proper tax reporting of the Arrangement.

Assuming that the exchange of Kirkland Shares pursuant to the Arrangement qualifies as a reorganization within the meaning of section 368 of the U.S. Tax Code and that a U.S. Holder of Kirkland Shares receives the Consideration in exchange for Kirkland Shares, and subject to the discussion below under "Certain United States Federal Income Tax Considerations  - U.S. Holders - Passive Foreign Investment Company Considerations", the following consequences for a U.S. Holder of Kirkland Shares will result:

  no gain or loss will be recognized by the U.S. Holder;

  the aggregate tax basis of the Agnico Shares that a U.S. Holder of Kirkland Shares receives in exchange for its Kirkland Shares, will be the same as the aggregate tax basis of its Kirkland Shares exchanged;

  the holding period for Agnico Shares received in the Arrangement will include the U.S. Holder's holding period for the Kirkland Shares surrendered pursuant to the Arrangement; and

  certain U.S. Holders may be required to report certain information to the IRS on their U.S. federal income tax returns for the tax year in which the Arrangement occurs, and to retain certain records related to the Arrangement.

Exercise of Dissent Rights Pursuant to the Arrangement

A U.S. Holder of Kirkland Shares who exercises Dissent Rights in the Arrangement and is paid cash in exchange for all of its Kirkland Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (i) the United States dollar value of cash received by such U.S. Holder in exchange for Kirkland Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (ii) the tax basis of such U.S. Holder in such Kirkland Shares surrendered. Subject to the discussion below under "Certain United States Federal Income Tax Considerations - U.S. Holders - Passive Foreign Investment Company Considerations", such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the Kirkland Shares for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the U.S. Tax Code.

Distributions on Agnico Shares

Subject to the discussion below under "Certain United States Federal Income Tax Considerations - U.S. Holders - Passive Foreign Investment Company Considerations", the gross amount of any distribution on Agnico Shares (without reduction for any Canadian income tax withheld from such distribution) generally will be subject to United States federal income tax as dividend income to the extent paid out of Agnico's current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that a distribution exceeds the amount of Agnico's current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in the U.S. Holder's adjusted tax basis in Agnico Shares held by such U.S. Holder (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of Agnico Shares), and any amount that exceeds the U.S. Holder's adjusted tax basis will be treated as capital gain recognized on a sale, exchange, or other taxable disposition of Agnico Shares (as discussed below).

Dividends received by individuals and other non-corporate U.S. Holders on Agnico Shares generally will be subject to tax at preferential rates applicable to long-term capital gains, provided that (i) such holders meet certain holding period and other requirements, (ii) Agnico is not treated as a PFIC for the taxable year in which the dividend is paid or for the preceding taxable year, and (iii) either (x) Agnico is eligible for the benefits of a comprehensive income tax treaty with the United States or (y) the Agnico Shares are readily tradable on an established securities market in the United States. Agnico believes that it is eligible for such treaty benefits, and U.S. Treasury guidance indicates that the Agnico Shares will be readily tradable on an established securities market in the United States, although there can be no assurance that the Agnico Shares will be so tradable in future years. Dividends on Agnico Shares will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other United States corporations. U.S. Holders are urged to consult their own tax advisors regarding the application of the relevant rules to their particular circumstances.

Any tax withheld on dividend distributions paid by Agnico to a U.S. Holder generally will be treated as a foreign income tax eligible for credit against a U.S. Holder's United States federal income tax liability (or, at a U.S. Holder's election, may, in certain circumstances, be deducted in computing taxable income). Dividends paid on Agnico Shares will be treated as foreign-source income, and generally will be treated as "passive category income" for United States foreign tax credit purposes. Complex limitations apply to the amount of non-United States taxes that may be claimed as a credit by United States taxpayers. U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Taxable Disposition of Agnico Shares

Subject to the discussion below under "Certain United States Federal Income Tax Considerations - U.S. Holders - Passive Foreign Investment Company Considerations", a U.S. Holder who sells or otherwise disposes of Agnico Shares received pursuant to the Arrangement in a taxable disposition will recognize a gain or loss equal to the difference, if any, between the United States dollar value of the amount realized on such sale or other taxable disposition and the U.S. Holder's adjusted tax basis in such Agnico Shares. Any such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held (or is treated as having held) the Agnico Shares for more than one year at the time of the sale or other taxable disposition. For non-corporate U.S. Holders, long-term capital gains recognized in connection with a sale or other taxable disposition of Agnico Shares generally will be taxed at preferential capital gain rates. The deductibility of capital losses is subject to limitations under the U.S. Tax Code. Any such gain or loss generally will be treated as United States-source income for United States foreign tax credit purposes.

Receipt of Foreign Currency

The gross amount of any payment in a currency other than United States dollars will be included by each U.S. Holder in income in a United States dollar amount calculated by reference to the exchange rate in effect on the day such U.S. Holder actually or constructively receives the payment in accordance with its regular method of accounting for United States federal income tax purposes, regardless of whether the payment is in fact converted into United States dollars at that time. If the foreign currency is converted into United States dollars on the date of the payment, the U.S. Holder should not recognize any foreign currency gain or loss with respect to the receipt of foreign currency. If, instead, the foreign currency is converted at a later date, any currency gain or loss resulting from the conversion of the foreign currency will be treated as United States-source ordinary income or loss. U.S. Holders are urged to consult their own tax advisors regarding the United States federal income tax consequences of receiving, owning, and disposing of foreign currency.

Passive Foreign Investment Company Considerations

The tax consequences of the Arrangement to a particular U.S. Holder will depend on whether Kirkland was a passive foreign investment company (a "PFIC") during any taxable year in which the U.S. Holder owned Kirkland Shares, and, if so, whether Agnico is a PFIC in the taxable year that includes the Arrangement. In general, a non-United States corporation is a PFIC for any taxable year in which either (i) 75% or more of the non-United States corporation's gross income is passive income, or (ii) 50% or more of the average quarterly value of the non-United States corporation's assets produce or are held for the production of passive income. Passive income includes, for example, dividends, interest, certain rents and royalties, and the excess of gains over losses from certain commodities transactions, including transactions involving gold and other precious metals. Net gains from commodities transactions generally are treated as passive income, unless such gains are active business gains from the sale of commodities and substantially all of the corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business. For purposes of determining whether a non-United States corporation is a PFIC, such non-United States corporation will be treated as holding its proportionate share of the assets and receiving directly its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25 percent (by value) of the stock.

PFIC Status of Kirkland

If Kirkland were a PFIC during any taxable year in which a U.S. Holder holds or held Kirkland Shares, and if Agnico were not a PFIC in the taxable year that includes the Arrangement, then the U.S. Holder might be required to recognize gain, if any, on the exchange of Kirkland Shares for the Consideration pursuant to the Arrangement, whether or not the Arrangement qualifies as a reorganization under section 368(a) of the U.S. Tax Code. If gain were required to be recognized, then, in general, the amount of United States federal income tax on gain recognized by a U.S. Holder upon the consummation of the Arrangement would be increased by an interest charge to compensate for tax deferral, and the amount of income tax, before the imposition of the interest charge, would be calculated as if such gain was earned ratably over the period the U.S. Holder held its Kirkland Shares, and would be subject to United States federal income tax at the highest rate applicable to ordinary income for the relevant taxable years, regardless of the tax rate otherwise applicable to the U.S. Holder, subject to certain exceptions. If, however, Kirkland were a PFIC during any taxable year in which a U.S. Holder holds or held Kirkland Shares, and Agnico were a PFIC for its taxable year that includes the day following the consummation of the Arrangement, then a U.S. Holder should not be subject to the adverse consequences described above, based on proposed U.S. Treasury Regulations under section 1291(f) of the U.S. Tax Code.

Moreover, if Kirkland were a PFIC during any taxable year in which a U.S. Holder that exercises Dissent Rights holds or held Kirkland Shares, then, in general, the amount of United States federal income tax on the gain recognized by such U.S. Holder upon the consummation of the Arrangement would be increased by an interest charge to compensate for tax deferral, and the amount of income tax, before the imposition of the interest charge, would be calculated as if such gain was earned ratably over the period such U.S. Holder held its Kirkland Shares, and would be subject to United States federal income tax at the highest rate applicable to ordinary income for the relevant taxable years, regardless of the tax rate otherwise applicable to such U.S. Holder, subject to certain exceptions.

Different rules generally would apply to any U.S. Holder that has made a "qualified electing fund" election or "mark-to-market" election, if available, with respect to its Kirkland Shares.

Kirkland does not believe that it was a PFIC for the taxable year ended December 31, 2020 and, based on the nature of its current assets, income, and activities, Kirkland does not expect to be a PFIC for the taxable year ending December 31, 2021. No opinion of legal counsel or ruling from the IRS concerning the status of Kirkland under the PFIC rules has been obtained or is currently planned to be requested. However, the determination of PFIC status for any year is fact-specific, based on the types of income earned and the types and values of assets from time to time, all of which are subject to change. Moreover, the PFIC determination depends upon the application of complex U.S. federal income tax rules that are subject to differing interpretations. As a result, there can be no assurance that Kirkland was not and will not be a PFIC for any taxable year during which a U.S. Holder holds or has held Kirkland Shares. U.S. Holders are urged to consult their own tax advisors with respect to Kirkland's status under the PFIC rules and the potential application of the PFIC rules to their particular situation.

PFIC Status of Agnico

If Agnico is classified as a PFIC for any taxable year during which a U.S. Holder holds Agnico Shares received pursuant to the Arrangement, then gain recognized by such U.S. Holder upon the sale or other taxable disposition of the Agnico Shares would be allocated ratably over the U.S. Holder's holding period for the Agnico Shares. The amounts allocated to the taxable year of the sale or other taxable disposition and to any year before Agnico became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder during a taxable year on its Agnico Shares were to exceed 125% of the average of the annual distributions on the Agnico Shares received during the preceding three years or the U.S. Holder's holding period, whichever is shorter, such "excess distribution" would be subject to taxation in the same manner as gain, described immediately above. Certain elections (such as a mark-to-market election) might be available to U.S. Holders to mitigate some of the adverse tax consequences resulting from PFIC treatment.

Agnico does not believe that it was a PFIC for the taxable year ending December 31, 2020, and, based on the nature of its current assets, income and activities. Agnico does not expect to be a PFIC for the taxable year ending December 31, 2021. No opinion of legal counsel or ruling from the IRS concerning the status of Agnico under the PFIC rules has been obtained or is currently planned to be requested. However, the determination of PFIC status for any year is fact-specific, based on the types of income earned and the types and values of assets from time to time, all of which are subject to change. Moreover, the PFIC determination depends upon the application of complex U.S. federal income tax rules that are subject to differing interpretations. As a result, there can be no assurance that Agnico will not be a PFIC for the current or future taxable years. If Agnico is classified as a PFIC in any year during which a U.S. Holder holds Agnico Shares, Agnico generally will continue to be treated as a PFIC as to such U.S. Holder in all succeeding years, whether or not Agnico is classified as a PFIC in such succeeding years under the income or asset tests described above.

Subject to certain exceptions, a U.S. Holder who owns Agnico Shares during any taxable year in which Agnico is a PFIC must disclose certain information with respect to such holder's ownership interest by filing IRS Form 8621.

U.S. Holders are urged to consult their own tax advisors regarding the consequences of the Arrangement and of the ownership and disposition of Agnico Shares under the PFIC rules, including the potential availability of a mark-to-market election, and the applicability of annual filing requirements.

Non-U.S. Holders

Exchange of Kirkland Shares for the Agnico Shares and Exercise of Dissent Rights Pursuant to the Arrangement

In general, a Non-U.S. Holder will not be subject to United States federal income tax on any gain realized upon the exchange of Kirkland Shares for the Consideration pursuant to the Arrangement or upon the receipt of cash from Kirkland as a result of such Non-U.S. Holder's exercise of Dissent Rights.

Ownership and Disposition of Agnico Shares Received Pursuant to the Arrangement

In general, a Non-U.S. Holder will not be subject to United States federal income tax on distributions from Agnico or upon any gain realized upon the sale or other disposition of Agnico Shares.

Backup Withholding and Information Reporting

U.S. Holders of Kirkland Shares may be subject to information reporting and may be subject to backup withholding on any cash payments made in connection with the Arrangement. Payments of distributions on, or the proceeds from a sale or other taxable disposition of, Agnico Shares paid within the United States may be subject to information reporting and may be subject to backup withholding. Payments of distributions on, or the proceeds from the sale or other taxable disposition of, Agnico Shares to or through a foreign office of a broker generally will not be subject to backup withholding, although information reporting may apply to those payments in certain circumstances.

Backup withholding generally will not apply, however, to a U.S. Holder who furnishes an IRS Form W-9 (or substitute form) listing a correct taxpayer identification number and certifying that such holder is not subject to backup withholding or who otherwise establishes an exemption from backup withholding. Non-U.S. Holders generally will not be subject to United States information reporting or backup withholding. However, such holders may be required to certify non-United States status (generally, on an applicable IRS Form W-8) in connection with payments received in the United States or through certain United States-related financial intermediaries.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder under the backup withholding rules may be credited against the holder's U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

Certain U.S. Holders must report information relating to an interest in "specified foreign financial assets," including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000, subject to certain exceptions (including an exception for shares held in accounts maintained with certain financial institutions). Penalties may be imposed for the failure to disclose such information. U.S. Holders are urged to consult their own tax advisors regarding the effect, if any, of these reporting requirements on their ownership and disposition of Agnico Shares received pursuant to the Arrangement.

Certain Australian Income Tax Considerations

The following is a general overview of certain material Australian income tax implications for:

  Kirkland Shareholders who: (i) are tax resident of, and only of, Australia for Australian income tax purposes; (ii) do not hold their Kirkland Shares and/or Kirkland CDIs as part of a permanent establishment outside of Australia for Australian income tax purposes; (iii) hold their Kirkland Shares and/or Kirkland CDIs directly and solely on capital account for Australian income tax purposes; and (iv) are not relevant foreign residents for the purposes of foreign resident CGT withholding ("Australian Holders"); and

  Kirkland Shareholders who: (i) are not tax resident of Australia for Australian income tax purposes; (ii) do not hold their Kirkland Shares and/or Kirkland CDIs as part of a permanent establishment in Australia for Australian income tax purposes; and (iii) hold their Kirkland Shares and/or Kirkland CDIs directly and solely on capital account for Australian income tax purposes ("Non-Australian Holders").

This overview does not consider the tax implications arising in respect of any Kirkland Shareholders who: (i) are engaged in a business of trading or investment; (ii) acquired their Kirkland Shares and/or Kirkland CDIs as part of a profit making undertaking or scheme; (iii) hold their Kirkland Shares or Kirkland CDIs on revenue account or as trading stock; (iv) are banks, insurance companies, superannuation funds, tax exempt entities; (v) are Persons who acquired their shares in respect of their employment with Kirkland (or an associated company); (vi) are subject to the "taxation of financial arrangements" rules in Division 230 of the Income Tax Assessment Act 1997 (Cth) ("Australian Tax Act"); (vii) are temporary residents for Australian income tax purposes; or (viii) are subject to the Controlled Foreign Company rules contained in Part X of the Income Tax Assessment Act 1936 (Cth).

This overview is confined to Australian income tax issues and is only one of the matters a Kirkland Shareholder needs to consider when making a decision about his, her or its investments. Both Australian Holders and Non-Australian Holders may be subject to tax outside Australia in relation to the holding or disposal of Kirkland Shares, Kirkland CDIs and Agnico Shares. Each Kirkland Shareholder should consider taking advice from a licensed advisor before making a decision about his, her or its investments.

This overview is based on the current provisions of the income tax laws of Australia and the current published administrative policies of the ATO. This summary does not take into account or anticipate any changes in Law (unless otherwise expressly stated), whether by legislative, governmental or judicial decision or action, or any changes in the administrative policies of the ATO. Unless otherwise defined or the context otherwise requires, terms used in this overview have the same meaning as the term has under the current income tax laws of Australia.

This overview is of a general nature only and is not, and is not intended to be, legal or tax advice or representations to any particular Kirkland Shareholder. This summary is not exhaustive of all Australian tax considerations or applicable to all Kirkland Shareholders or Agnico Shareholders. Accordingly, Kirkland Shareholders should consult their own tax advisors for advice with respect to the tax consequences to them of the Arrangement, and of holding and disposing of Agnico Shares, having regard to their own particular circumstances.

Disposal of Kirkland Shares and/or Kirkland CDIs by Australian Holders

This section "Disposal of Kirkland Shares and/or Kirkland CDIs by Australian Holders" does not apply to a disposal by an Australian Holder who exercises their Dissent Rights. Instead, see "Dissenting Australian Holders" below.

Capital Gains or Losses

The disposal of Kirkland Shares or Kirkland CDIs by Australian Holders pursuant to the Arrangement will result in a capital gains tax ("CGT") event ("CGT event") happening for Australian Holders for Australian income tax purposes. However, Australian Holders may be eligible to choose roll-over relief in respect of that CGT event in certain circumstances (see "Potential Roll-Over on Disposal of Kirkland Shares and/or Kirkland CDIs" below). That CGT event will happen on the Effective Date. Australian Holders will prima facie derive a capital gain for Australian income tax purposes as a result of that CGT event happening to the extent that the capital proceeds received for Australian income tax purposes (the market value of the Agnico Shares at the Effective Date) exceeds the cost base for Australian income tax purposes of their Kirkland Shares and/or Kirkland CDIs (as is relevant). Conversely, Australian Holders will incur a capital loss as a result of that CGT event happening to the extent that the market value of those capital proceeds is less than the reduced cost base for Australian income tax purposes of their Kirkland Shares or Kirkland CDIs.

The cost base of the Kirkland Shares or Kirkland CDIs held by each Australian Holder for Australian income tax purposes will generally include the consideration paid to acquire those assets plus certain related costs of acquisition, including any incidental costs of acquisition such as brokerage fees and duty. The reduced cost base of those assets for Australian income tax purposes is determined similarly, though there are some limitations on including certain related costs. The cost base and reduced cost base of the Kirkland Shares or Kirkland CDIs may be impacted by previous arrangements under which those assets were acquired, such as any previous roll-over chosen for Australian income tax purposes, and certain corporate transactions, such as any capital reductions.

Each Australian Holder should seek specific tax advice to confirm the cost base or reduced cost base of their Kirkland Shares and/or Kirkland CDIs (and therefore whether a capital gain or capital loss arises on the relevant CGT event happening).

Potential Roll-Over on Disposal of Kirkland Shares and/or Kirkland CDIs

Australian Holders who make a capital gain as a result of the CGT event happening on the disposal of their Kirkland Shares or Kirkland CDIs pursuant to the Arrangement may be eligible to choose to obtain a roll-over in respect of that capital gain pursuant to Subdivision 124-M of the Australian Tax Act, subject to the specific criteria for the roll-over being satisfied.

In this regard, the receipt by an Australian Holder who holds Kirkland CDIs of Agnico Shares should not preclude qualification by that Australian Holder from choosing the roll-over. This is on the basis that the Kirkland CDIs are interests in foreign shares.

If an Australian Holder is eligible and chooses to apply the roll-over to the CGT event happening on the disposal of their Kirkland Shares or Kirkland CDIs, any capital gain arising from that CGT event would be disregarded for Australian income tax purposes, and accordingly such capital gain would not be included in calculating the taxable income of the Australian Holder.

Where an Australian Holder is eligible and chooses the roll-over, the cost base and acquisition date(s) of the Australian Holder's interest in the Kirkland Shares or Kirkland CDIs disposed of to acquire the Agnico Shares would generally, subject to certain exceptions, transfer to the new Agnico Shares acquired (that is, the cost base of the Kirkland Shares or Kirkland CDIs will become the cost base of the Agnico Shares acquired). This will be relevant for any future disposal of the Agnico Shares acquired pursuant to the Arrangement by such Australian Holder.

To choose the roll-over, an Australian Holder must make a choice before lodging their Australian income tax return for the income year in which the CGT event happens (although the ATO may allow a longer time in certain circumstances). The way in which an Australian Holder prepares their Australian income tax return is evidence of making the choice (that is, by not including the disregarded capital gain in calculating their taxable income). There is no need for the Australian Holder to lodge a notice with the ATO evidencing the choice of the roll-over to the extent an Australian Holder is eligible to apply the roll-over.

Whilst it is intended that an Australian Holder would be eligible to choose the roll-over in respect of the CGT event related to the disposal of their Kirkland Shares or Kirkland CDIs pursuant to the Arrangement, there can be no assurance that this will be the case. Each Australian Holder should seek specific tax advice on the availability of the roll-over in their specific circumstances.

An Australian Holder who makes a capital loss as a result of the CGT event happening on the disposal of their Kirkland Shares and/or Kirkland CDIs cannot choose to apply the roll-over (that is, the Australian Holder cannot elect to disregard any capital loss they incur as a result of the Arrangement).

Position Where Roll-Over is Not Chosen or is Not Available

To the extent any capital gain that arises to an Australian Holder from the CGT event related to the disposal of their Kirkland Shares or Kirkland CDIs pursuant to the Arrangement is not disregarded by the roll-over discussed above (such as a result of either that Australian Holder not making the choice to apply the roll-over or the roll-over not being otherwise available) (see "Potential Roll-Over on Disposal of Kirkland Shares and/or Kirkland CDIs"), then subject to: (i) any eligible recoupment of any current and/or prior year capital losses to offset some or all of that capital gain (and any other capital gains arising to the Australian Holder in the same income year); and (ii) the application of any other applicable CGT discount (as discussed below), concession or exemption, that capital gain will be included in calculating the taxable income of the Australian Holder.

An Australian Holder who is an individual, complying superannuation entity or trustee of a trust may be entitled to a CGT discount where the Kirkland Shares or Kirkland CDIs have been held by that Australian Holder for at least 12 months (excluding the days of acquisition and disposal) at the time of the CGT event. Subject to certain exceptions, the CGT discount for individuals and trusts is 50%, and for complying superannuation entities is 33⅓%. There is no CGT discount for Australian Holders who are companies (or treated like companies for Australian income tax purposes). However in broad terms, where an Australian Holder is a company that has held a direct voting percentage of 10% or more in Kirkland throughout a 12-month period during the two years before the time the CGT event happens may in certain circumstances be able to reduce the capital gain by the applicable "active foreign business asset percentage". Further advice should be sought if reliance is to be placed on this particular tax concession.

Further, the Agnico Shares acquired by that Australian Holder will be taken to have been acquired for Australian income tax purposes for an amount equal to the market value on the Effective Date of the Kirkland Shares or Kirkland CDIs disposed of to acquire those Agnico Shares. This will be relevant for determining any future capital gain or capital loss arising in respect of the Agnico Shares acquired pursuant to the Arrangement.

To the extent that a capital loss arises to an Australian Holder, such capital loss may generally be applied to reduce other capital gains arising in the same income year or, in certain circumstances and subject to satisfaction of the relevant rules, may be carried forward to reduce future capital gains derived by the Australian Holder.

Australian Holders should not be subject to foreign resident CGT withholding tax of 12.5% in respect of the Consideration.

Distributions Received in Relation to Agnico Shares

Distributions received by an Australian Holder in relation to their Agnico Shares that are dividends for Australian income tax purposes will be included in calculating the taxable income of those Australian Holders for Australian income tax purposes. The amount included in respect of those dividends in calculating the taxable income will be increased by any foreign withholding taxes withheld from those dividends.

A distribution will generally be treated as a dividend for Australian income tax purposes unless the distribution has been debited to a share capital account of Agnico recognised as such for Australian income tax purposes (subject to the application of relevant anti-avoidance provisions).

Where a dividend is subject to any foreign withholding tax, that tax may be creditable as a foreign income tax offset ("FITO") against the Australian Holder's Australian income tax liability. However, the amount of the FITO will generally be limited to the greater of A$1,000 and the Australian tax payable on the Australian Holder's assessable foreign income (after reduction by any allowable deductions) for the income year.

However, in broad terms, if the Australian Holder is a company (or an entity treated like a company for Australian tax purposes) and it holds a relevant participation interest of at least 10% in Agnico at the time the relevant distribution of the dividend is made to the Australian Holder, any dividend for Australian income tax purposes received by the Australian Holder in relation to their Agnico Shares may not be subject to income tax in Australia provided that the dividend does not give rise to a tax deduction in a foreign jurisdiction.

Dissenting Australian Holders

In broad terms, an Australian Holder who validly exercises Dissent Rights in respect of the Arrangement (an "Australian Resident Dissenter") and transfers such Australian Resident Dissenter's Kirkland Shares to Kirkland under the Arrangement and is entitled to be paid the fair value of such Kirkland Shares by Kirkland will generally be deemed for Australian income tax purposes to receive:

  A dividend component. Ordinarily, for Australian income tax purposes, the dividend component will be equal to the amount by which such payment (other than any portion of the payment that is interest awarded by the Court) exceeds the amount debited to Kirkland's share capital account. The tax consequences described above under "Distributions Received in Relation to Agnico Shares" will generally apply with respect to any deemed dividend realized by an Australian Resident Dissenter in respect of Kirkland Shares.

  A capital component. Ordinarily, for Australian income tax purposes, the capital component will be equal to the amount debited to Kirkland's share capital account. The Australian Resident Dissenter will be taken to have disposed of their Kirkland Shares for the capital component. The tax consequences described above under "Position Where Roll-Over is Not Chosen or is Not Available" will generally apply with respect to determining the tax consequences of the gain or loss on disposal.

The ATO may determine that a different split between the dividend component and the capital component is more appropriate under the application of certain anti-avoidance rules for Australian income tax purposes. Broadly, the ATO generally prefers that the capital component is calculated based on the average capital per Kirkland Share.

An Australian Resident Dissenter will also be required to include in computing income any interest awarded to the Australian Resident Dissenter by the Court. Where the interest is subject to any foreign withholding tax, that tax may be creditable as a FITO against the Australian Resident Dissenter's Australian income tax liability. However, the amount of the FITO will generally be limited to the greater of A$1,000 and the Australian tax payable on the Australian Resident Dissenter's assessable foreign income (after reduction by any allowable deductions) for the income year.

Australian Resident Dissenters should seek specific tax advice in respect of the exercise of Dissent Rights in their specific circumstances.

Disposal of Agnico Shares Acquired Pursuant to the Arrangement by Australian Holders

A CGT event will happen on the disposal of any Agnico Shares acquired pursuant to the Arrangement by an Australian Holder. In determining whether a capital gain or capital loss arises from such CGT event, the capital proceeds would prima facie be equal to the consideration received by the Australian Holder for that disposal. The cost base (or reduced cost base) will depend on whether the Australian Holder chose roll-over in respect of the Arrangement (see "Disposal of Kirkland Shares and/or Kirkland CDIs by Australian Holders" above).

Where a capital gain arises for the Australian Holder from such CGT event, then subject to: (i) the capital gain being disregarded in whole or part by any roll-over; (ii) any eligible recoupment of any current and/or prior year capital losses against that capital gain (and any other capital gains arising to the Australian Holder in the same income year); and (iii) the application of any other applicable CGT discount (as discussed below), concession or exemption, that capital gain will be included in calculating the taxable income of the Australian Holder. Where the Australian Holder is subject to any foreign income tax on the disposal of the Agnico Shares, some of that tax may be creditable as a FITO against the Australian Holder's Australian income tax liability.

An Australian Holder who is an individual, complying superannuation entity or trustee of a trust may be entitled to a CGT discount where the Agnico Shares have been held by that Australian Holder for at least 12 months (excluding the days of acquisition and disposal) at the time of the CGT event. Subject to certain exceptions, the CGT discount for individuals and trusts is currently 50%, and for complying superannuation entities is currently 33⅓%. There is no CGT discount for Australian Holders who are companies (or treated like companies for Australian income tax purposes). However, in broad terms, where an Australian Holder is a company that has held a direct voting percentage of 10% or more in Agnico throughout a 12-month period during the two years before the time the CGT event happens may in certain circumstances be able to reduce the capital gain by the applicable "active foreign business asset percentage". Further advice should be sought if reliance is to be placed on this particular tax concession.

In that regard, for Australian Holders who are individuals, superannuation funds or trusts and who were eligible to choose and subsequently chose the roll-over on the disposal of their Kirkland Shares or Kirkland CDIs, the 12-month holding period in respect of the Agnico Shares acquired pursuant to the Arrangement for the purposes of eligibility for the CGT discount would be deemed to commence at the date of acquisition of the original Kirkland Shares or Kirkland CDIs which were disposed of pursuant to the Arrangement. Otherwise, the 12-month holding period for the purposes of the CGT discount would commence at the Effective Date.

The Australian government has announced a proposed change to the way the CGT discount will apply to trustees of trusts that are managed investment trusts or attribution managed investment trusts for Australian tax purposes. Under the proposed changes, the CGT discount will not be available to such trusts, but the CGT discount may still be available to eligible beneficiaries of such trusts. The change is proposed to take effect from the income year that commences on or after 3 months after the date that the amending legislation receives Royal Assent.

Non-Australian Holders

A Non-Australian Holder is subject to CGT in Australia on the disposal of Kirkland Shares, Kirkland CDIs or Agnico Shares if the relevant Kirkland Shares, Kirkland CDIs or Agnico Shares are "indirect Australian real property interests" at the time of disposal. Broadly, an interest in a company is an "indirect Australian real property interest" if the following tests are satisfied:

  the company satisfies the principal asset test; and

  the Non-Australian Holder holds a "non-portfolio interest" in the company.

Principal Asset Test - Kirkland

Broadly, Kirkland would satisfy the principal asset test if the market value of Kirkland's direct and indirect interests in relevant Australian land, including leases and mining rights, is more than the market value of its other assets at the Effective Date. Although a detailed analysis is necessary, Kirkland is not expected to satisfy the principal asset test as Kirkland anticipates that less than 50% of the market value of its assets is attributable to direct or indirect interests in relevant Australian land.

Non-Portfolio Interest - Kirkland

Broadly, a Non-Australian Holder will have a non-portfolio interest in Kirkland if, either at the Effective Date or throughout a 12 month period in the two years before the Effective Date, the Non-Australian Holder and its associates directly hold 10% or more of Kirkland (by reference to the paid up share capital, certain voting rights and rights to dividend and capital distributions, including those that the Non-Australian Holder and associates actually hold and those that they are entitled to acquire).

Foreign Resident CGT Withholding Tax

A foreign resident CGT withholding tax of 12.5% applies to transactions involving the disposal of an asset that is an indirect Australian real property interest. Kirkland considers that the principal asset test will not be satisfied, such that the Kirkland Shares and Kirkland CDIs are not expected to be indirect Australian real property interests, foreign resident CGT withholding tax will not be withheld from the Consideration provided to Non-Australian Holders under the Arrangement.

Agnico Shares

A future disposal of Agnico Shares will generally be subject to the same Australian income tax treatment as described above in "Non-Australian Holders", subject to any changes in law. It will be necessary for a Non-Australian Holder to determine the satisfaction of the principal asset test and the non-portfolio interest requirement at the time of any future disposal of the Agnico Shares by a Non-Australian Holder.

Certain Other Tax Considerations

This Circular does not contain a summary of the non-Canadian federal, non-U.S. federal and non-Australian income tax considerations of the Arrangement for Agnico Shareholders or Kirkland Shareholders who are subject to income tax outside of Canada, the United States or Australia. Such shareholders should consult their own tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements in such jurisdictions.

LEGAL MATTERS

Certain legal matters in connection with the Arrangement will be passed upon by Davies Ward Phillips & Vineberg LLP and Gilbert + Tobin, on behalf of Agnico. Certain legal matters in connection with the Arrangement will be passed upon by Cassels Brock & Blackwell LLP and Clayton Utz, on behalf of Kirkland. The partners and associates of these firms beneficially owned, directly or indirectly, less than 1% of the issued and outstanding Agnico Shares and less than 1% of the issued and outstanding Kirkland Shares.

AGNICO DIRECTORS' APPROVAL

The contents of this Circular and the Notice of Special Meeting of Agnico Shareholders and the sending thereof to the Agnico Shareholders entitled to notice of the Agnico Meeting have been approved by the Agnico Board. A copy of the Circular has been sent to: (a) each director of Agnico; (b) each Agnico Shareholder entitled to notice of the Agnico Meeting; and (c) the auditor of Agnico.

DATED this 29th day of October, 2021.

BY ORDER OF THE BOARD OF DIRECTORS OF AGNICO EAGLE MINES LIMITED

(signed) "Christopher Vollmershausen"

Christopher Vollmershausen Senior Vice President, Legal, General Counsel & Corporate Secretary

KIRKLAND DIRECTORS' APPROVAL

The contents of this Circular and the Notice of Special Meeting of Kirkland Shareholders and the sending thereof to the Kirkland Shareholders entitled to notice of the Kirkland Meeting have been approved by the Kirkland Board. A copy of the Circular has been sent to: (a) each director of Kirkland; (b) each Kirkland Shareholder entitled to notice of the Kirkland Meeting; and (c) the auditor of Kirkland.

DATED this 29th day of October, 2021.

BY ORDER OF THE BOARD OF DIRECTORS OF KIRKLAND LAKE GOLD LTD.

(signed) "Jeffrey Parr"

Jeffrey Parr Chairman of the Kirkland Board

CONSENTS

Consent of CIBC World Markets Inc.

To the Special Committee of the Board of Directors of Kirkland Lake Gold Ltd. ("Kirkland"):

We refer to the full text of the written fairness opinion (the "CIBC Capital Markets Fairness Opinion") dated as of September 27, 2021, which we prepared solely for the benefit and use of the Special Committee of the Board of Directors of Kirkland (the "Kirkland Special Committee") in connection with the arrangement involving Kirkland and Agnico Eagle Mines Limited ("Agnico"), as described in the joint management information circular of Kirkland and Agnico dated October 29, 2021 (the "Circular").

We consent to the inclusion of the full text of the CIBC Capital Markets Fairness Opinion as "Appendix F - CIBC Capital Markets Fairness Opinion" to the Circular and references to our firm name and to the CIBC Capital Markets Fairness Opinion in the Circular.

The CIBC Capital Markets Fairness Opinion was given as at September 27, 2021, and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Kirkland Special Committee shall be entitled to rely upon the CIBC Capital Markets Fairness Opinion.

October 29, 2021

(signed) "CIBC World Markets Inc."

CIBC WORLD MARKETS INC.

Consent of BMO Nesbitt Burns Inc.

To the Board of Directors of Kirkland Lake Gold Ltd. ("Kirkland"):

We refer to the full text of the written fairness opinion (the "BMO Capital Markets Fairness Opinion") dated as of September 27, 2021, which we prepared solely for the benefit and use of the Board of Directors of Kirkland in connection with the arrangement involving Kirkland and Agnico Eagle Mines Limited ("Agnico"), as described in the joint management information circular of Kirkland and Agnico dated October 29, 2021 (the "Circular").

We consent to the inclusion of the full text of the BMO Capital Markets Fairness Opinion as "Appendix G - BMO Capital Markets Fairness Opinion" to the Circular and references to our firm name and to the BMO Capital Markets Fairness Opinion in the Circular.

The BMO Capital Markets Fairness Opinion was given as at September 27, 2021, and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Board of Directors of Kirkland shall be entitled to rely upon the BMO Capital Markets Fairness Opinion.

October 29, 2021

(signed) "BMO Nesbitt Burns Inc."

BMO NESBITT BURNS INC.

Consent of Maxit Capital LP

To the Board of Directors of Kirkland Lake Gold Ltd. ("Kirkland"):

We refer to the full text of the written fairness opinion (the "Maxit Capital Fairness Opinion") dated as of September 27, 2021, which we prepared solely for the benefit and use of the Board of Directors of Kirkland in connection with the arrangement involving Kirkland and Agnico Eagle Mines Limited ("Agnico"), as described in the joint management information circular of Kirkland and Agnico dated October 29, 2021 (the "Circular").

We consent to the inclusion of the full text of the Maxit Capital Fairness Opinion as "Appendix H - Maxit Capital Fairness Opinion" to the Circular and references to our firm name and to the Maxit Capital Fairness Opinion in the Circular.

The Maxit Capital Fairness Opinion was given as at September 27, 2021, and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Board of Directors of Kirkland shall be entitled to rely upon the Maxit Capital Fairness Opinion.

October 29, 2021

(signed) "Maxit Capital LP"

MAXIT CAPITAL LP

Consent of TD Securities Inc.

To the Board of Directors of Agnico Eagle Mines Limited ("Agnico"):

We refer to the full text of the written fairness opinion (the "TD Securities Fairness Opinion") dated as of September 27, 2021, which we prepared solely for the benefit and use of the Board of Directors of Agnico in connection with the arrangement involving Agnico and Kirkland Lake Gold Ltd. ("Kirkland"), as described in the joint management information circular of Agnico and Kirkland dated October 29, 2021 (the "Circular").

We consent to the inclusion of the full text of the TD Securities Fairness Opinion as "Appendix I - TD Securities Fairness Opinion" to the Circular and references to our firm name and to the TD Securities Fairness Opinion in the Circular.

The TD Securities Fairness Opinion was given as at September 27, 2021, and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Board of Directors of Agnico shall be entitled to rely upon the TD Securities Fairness Opinion.

October 29, 2021

(signed) "TD Securities Inc."

TD SECURITIES INC.

Consent of Merrill Lynch Canada Inc.

To the Board of Directors of Agnico Eagle Mines Limited ("Agnico"):

We refer to the full text of the written fairness opinion (the "BofA Securities Fairness Opinion") dated as of September 27, 2021, which we prepared solely for the benefit and use of the Board of Directors of Agnico in connection with the arrangement involving Agnico and Kirkland Lake Gold Ltd. ("Kirkland"), as described in the joint management information circular of Agnico and Kirkland dated October 29, 2021 (the "Circular").

We consent to the inclusion of the full text of the BofA Securities Fairness Opinion as "Appendix J - BofA Securities Fairness Opinion" to the Circular and references to our firm name and to the BofA Securities Fairness Opinion in the Circular.

The BofA Securities Fairness Opinion was given as at September 27, 2021, and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Board of Directors of Agnico shall be entitled to rely upon the BofA Securities Fairness Opinion.

October 29, 2021

(signed) "Merrill Lynch Canada Inc."

MERRILL LYNCH CANADA INC.

GLOSSARY OF TERMS

Unless the context otherwise requires, when used in this Circular the following terms shall have the meanings set forth below and grammatical variations of these terms shall have the corresponding meanings:

"AASB" means the accounting standards as issued by the Australian Accounting Standards Board as in effect on the date of this Circular.

"Acceptable Confidentiality Agreement" means a confidentiality and standstill agreement between a Party and a Person other than the other Party that: (a) contains confidentiality and standstill restrictions that are no less restrictive than those set out in the Confidentiality Agreement; (b) includes other customary terms that are no less favorable in the aggregate to such Party (in its capacity as "Disclosing Party" under the Confidentiality Agreement) than those contained in the Confidentiality Agreement; and (c) allows and does not preclude or limit the ability of such Party to disclose such agreement or information relating to such agreement or the negotiations with or information furnished to the other Person party thereto and which does not otherwise conflict with any of the terms of the Merger Agreement (including restricting such Party from complying with Article 5 of the Merger Agreement).

"Acquisition Proposal" means, other than the transactions contemplated by the Merger Agreement and any transaction involving only a Party and one or more of its wholly-owned Subsidiaries or between one or more of such Party's wholly-owned Subsidiaries, any offer, proposal, expression or inquiry (whether written or oral) made on or after the date of the Merger Agreement from any Person or group of Persons "acting jointly or in concert" (within the meaning of NI 62-104) other than a Party or one or more of their Affiliates relating to:

(a) any direct or indirect acquisition, sale, disposition, partnership, alliance or joint venture (or other arrangement having the same economic effect as an acquisition or sale), in a single transaction or a series of related transactions involving: (i) 20% or more of any class of equity or voting securities of a Party (or rights thereto, and including equity swaps or similar arrangements and securities convertible into or exercisable or exchangeable for equity or voting securities); or (ii) assets (including shares of Subsidiaries of a Party) representing 20% or more of the consolidated assets, or contributing 20% or more of the consolidated revenue, of such Party and its Subsidiaries (based on the most recent annual consolidated financial statements of the Party filed as part of the Agnico Public Disclosure or Kirkland Public Disclosure, as applicable);

(b) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction, in a single transaction or a series of related transactions, that, if consummated, would result in such Person or group of Persons beneficially owning, or exercising control or direction over, 20% or more of any class of equity or voting securities (or rights thereto, and including equity swaps or similar arrangements and securities convertible into or exercisable or exchangeable for equity or voting securities) of a Party or any of its Subsidiaries whose assets represent 20% or more of the consolidated assets, or contribute 20% or more of the consolidated revenue, of a Party and its Subsidiaries (based on the most recent annual consolidated financial statements of the Party filed as part of the Agnico Public Disclosure or Kirkland Public Disclosure, as applicable);

(c) any arrangement, merger, amalgamation, consolidation, security exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or similar transaction, in a single transaction or a series of related transactions, involving a Party or any of its Subsidiaries whose assets represent 20% or more of the consolidated assets, or contribute 20% or more of the consolidated revenue, of such Party and its Subsidiaries (based on the most recent annual consolidated financial statements of the Party filed as part of the Agnico Public Disclosure or Kirkland Public Disclosure, as applicable); or

(d) any other similar transaction or series of related transactions involving a Party or any of its Subsidiaries the consummation of which would reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Merger Agreement or the Arrangement.

"Affiliate" or "affiliate" means, in respect of a Person, another Person if one of them is a Subsidiary of the other or each one of them is controlled, directly or indirectly, by the same Person; provided that in no case shall an "affiliate" of Agnico or any of its Subsidiaries include Canadian Malartic Corporation or Canadian Malartic GP.

"Agnico" means Agnico Eagle Mines Limited, a corporation exiting under the OBCA.

"Agnico AGM Circular" has the meaning given to it under the heading "Appendix K - Information Concerning Agnico - Documents Incorporated by Reference".

"Agnico AIF" has the meaning given to it under the heading "Appendix K - Information Concerning Agnico - Documents Incorporated by Reference".

"Agnico Annual Financial Statements" has the meaning given to it under the heading "Appendix K - Information Concerning Agnico - Documents Incorporated by Reference".

"Agnico Annual MD&A" has the meaning given to it under the heading "Appendix K - Information Concerning Agnico - Documents Incorporated by Reference".

"Agnico Board" means the board of directors of Agnico as constituted from time to time.

"Agnico Board Recommendation" means the unanimous determination of the Agnico Board, after consultation with its financial and legal advisors, that the entering into of the Merger Agreement is in the best interests of Agnico and the unanimous recommendation of the Agnico Board to Agnico Shareholders that they vote in favour of the Agnico Resolution.

"Agnico Change in Recommendation" means, prior to obtaining the Agnico Shareholder Approval:

(a) the Agnico Board fails to unanimously (subject to abstentions of any conflicted director) recommend or withdraws, amends, modifies or qualifies the Agnico Board Recommendation in a manner adverse to Kirkland or publicly proposes or states its intention to do any of the foregoing;

(b) the Agnico Board fails to publicly reaffirm (without qualification) the Agnico Board Recommendation within five Business Days after having been requested in writing by Kirkland, acting reasonably, to do so (or in the event that the Agnico Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Agnico Meeting); or

(c) the Agnico Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the date of the Agnico Meeting, if such date is sooner) after such Acquisition Proposal's public announcement.

"Agnico Disclosure Letter" means the disclosure letter dated September 28, 2021 executed by Agnico and delivered to Kirkland in connection with the Merger Agreement.

"Agnico Equity Awards" means the Agnico Options, Agnico PSUs and Agnico RSUs.

"Agnico Fairness Opinions" means, collectively, the TD Securities Fairness Opinion and the BofA Securities Fairness Opinion.

"Agnico Meeting" means the special meeting of the Agnico Shareholders, including any adjournment or postponement thereof in accordance with the terms of the Merger Agreement, to be called and held to consider the Agnico Resolution and for any other purpose as may be set out in this Circular and agreed to in writing by the Parties in accordance with the terms of the Merger Agreement.

"Agnico Meeting Materials" means collectively, the Letter to Agnico Shareholders, Notice of Special Meeting of Shareholders of Agnico, this Circular, the TSX Trust Virtual Meeting Guide and the instrument of proxy enclosed with such Agnico Meeting Materials.

"Agnico Mines" has the meaning given to it under the heading "Appendix K - Information Concerning Agnico - Overview".

"Agnico Option Plan" means the amended and restated stock option plan of Agnico, as described in the Agnico Public Disclosure.

"Agnico Options" means outstanding options to purchase Agnico Shares issued pursuant to the Agnico Option Plan.

"Agnico Permitted Dividends" means quarterly dividends to Agnico Shareholders not in excess of $0.35 per Agnico Share.

"Agnico Projections" has the meaning given to it under the heading "Risk Factors - Risk Factors Relating to the Combined Company".

"Agnico PSU Plan" means the performance share unit plan of Agnico, as described in the Agnico Public Disclosure.

"Agnico PSUs" means the outstanding performance share units issued pursuant to the Agnico PSU Plan.

"Agnico Public Disclosure" means all documents publicly filed under Agnico's issuer profile on SEDAR since January 1, 2019.

"Agnico Q3 Interim Financial Statements" has the meaning given to it under the heading "Appendix K - Information Concerning Agnico - Documents Incorporated by Reference".

"Agnico Q3 Interim MD&A" has the meaning given to it under the heading "Appendix K - Information Concerning Agnico - Documents Incorporated by Reference".

"Agnico Record Date" means the record date for determining the Agnico Shareholders who are entitled to receive notice of and vote at the Agnico Meeting, being the close of business on October 13, 2021.

"Agnico Replacement Options" means the options to purchase Agnico Shares to be issued in exchange for Kirkland Options pursuant to the Plan of Arrangement.

"Agnico Resolution" means the ordinary resolution of the Agnico Shareholders approving the issuance of the Consideration Shares to be considered at the Agnico Meeting, the full text of which is set forth in Appendix A to this Circular.

"Agnico Restricted Share Unit Plan" means the restricted share unit plan of Agnico, as described in the Agnico Public Disclosure.

"Agnico RSUs" means the outstanding restricted share units issued under the Agnico Restricted Share Unit Plan.

"Agnico Senior Management" means the Vice-Chairman and Chief Executive Officer; the President; the Senior Vice President, Finance and Chief Financial Officer; the Senior Vice President, Legal, General Counsel and Corporate Secretary; the Senior Vice President, Exploration; and the Senior Vice President, Corporate Development, Business Strategy and Technical Services.

"Agnico Shareholder Approval" means the approval of the Agnico Resolution by at least a simple majority of the votes cast in respect of the Agnico Resolution by Agnico Shareholders present (virtually) or represented by proxy at the Agnico Meeting and entitled to vote at the Agnico Meeting.

"Agnico Shareholders" means the registered or beneficial holders of the Agnico Shares, as the context requires.

"Agnico Shares" means the common shares in the capital of Agnico as constituted from time to time.

"Agnico Support and Voting Agreements" means each of the support and voting agreements dated September 28, 2021 between Kirkland and the Agnico Supporting Shareholders setting forth the terms and conditions upon which they agree to vote their Agnico Shares in favour of the Agnico Resolution.

"Agnico Supporting Shareholders" means all of the officers and directors of Agnico that are named in the Agnico AIF and remain officers and directors of Agnico at the date of the Merger Agreement, that hold Agnico Shares and who have entered into Agnico Support and Voting Agreements.

"Agnico Termination Amount Event" has the meaning given to it under the heading "The Merger Agreement - Termination of the Merger Agreement - Termination Event and Termination Amount".

"AISC" has the meaning given to it under the heading "Appendix L - Information Concerning Kirkland - Non-GAAP Measures".

"allowable capital loss" has the meaning given to it under the heading "Income Tax Considerations - Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Taxation of Capital Gains and Capital Losses".

"Amending Agreement" means the amending agreement to the Merger Agreement dated October 27, 2021, between Agnico and Kirkland, including all schedules attached thereto and as further amended, supplemented or otherwise modified from time to time in accordance with its terms.

"ARC" has the meaning given to it under the heading "The Arrangement - Key Regulatory Matters - Competition Act Approval".

"Arrangement" means the arrangement of Kirkland under section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of the Merger Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of Agnico and Kirkland, each acting reasonably.

"Arrangement Resolution" means the special resolution of the Kirkland Shareholders approving the Arrangement to be considered at the Kirkland Meeting, the full text of which is set forth in Appendix B to this Circular.

"Articles of Arrangement" means the articles of arrangement of Kirkland in respect of the Arrangement required by the OBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to Agnico and Kirkland, each acting reasonably.

"ASIC" means the Australian Securities and Investments Commission.

"ASIC Relief or Requirements" means any approvals, clearances or relief required from or provided by ASIC, or (in the event that relief is not granted) filings required to be made with ASIC and the expiry of any relevant exposure period following the filing, in order to distribute the Joint Circular to Australian Shareholders in respect of Kirkland Shares listed on the ASX, including, but not limited to, relief from compliance with the prospectus and secondary share sale requirements of Part 6D.2 and Part 6D.3 of the Australian Corporations Act.

"ASPP" has the meaning given to it under the heading "Appendix L - Information Concerning Kirkland - Recent Developments".

"ASX" means the Australian Securities Exchange or ASX Limited, as the context requires.

"ASX Listing Rules" means the Listing Rules of the ASX, as in force or as modified from time to time.

"ATO" means the Commissioner of Taxation of the Commonwealth of Australia or his or her delegates, including the Australian Taxation Office and its employees.

"Australian Corporations Act" means the Corporations Act 2001 (Cth), as in force or as modified (including via any ASIC Relief or Requirements) from time to time.

"Australian Holders" has the meaning given to it under the heading "Income Tax Considerations - Certain Australian Income Tax Considerations".

"Australian Kirkland Subsidiaries" has the meaning given to it under the heading "The Arrangement - Key Regulatory Matters - FIRB Approval".

"Australian Resident Dissenter" has the meaning given to it under the heading "Income Tax Considerations - Certain Australian Income Tax Considerations - Dissenting Australian Holders".

"Australian Securities Laws" means the Australian Corporations Act and the ASX Listing Rules.

"Australian Shareholder" means a Kirkland Shareholder whose address as shown in the shareholder register (or sub-register in the case of Kirkland CDIs) of Kirkland is within Australia or who is acting on behalf of such a Person, unless Agnico determines that it is lawful for such Kirkland Shareholder to receive the Consideration Shares under the Plan of Arrangement under the Laws of Australia.

"Australian Tax Act" has the meaning given to it under the heading "Income Tax Considerations - Certain Australian Income Tax Considerations".

"Authorization" means, with respect to any Person, any order, permit, approval, consent, waiver, relief, licence, notification, registration or similar authorization of or with any Governmental Entity having jurisdiction over the Person.

"BMO Capital Markets" means BMO Nesbitt Burns Inc.

"BMO Capital Markets Fairness Opinion" means the opinion of BMO Capital Markets dated September 27, 2021 provided to the Kirkland Board to the effect that, as of September 27, 2021 and based upon the assumptions, limitations and qualifications set out therein, the Exchange Ratio pursuant to the Arrangement is fair from a financial point of view to the Kirkland Shareholders, attached to this Circular as Appendix G.

"BofA Securities" means Merrill Lynch Canada Inc.

"BofA Securities Fairness Opinion" means the opinion of BofA Securities dated September 27, 2021, attached to this Circular as Appendix J, to the effect that, as of the date thereof, the Exchange Ratio provided for in the Arrangement is fair, from a financial point of view, to Agnico.

"Broadridge" means Broadridge Financial Solutions, Inc.

"Business Day" means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario.

"Canada-U.S. Treaty" has the meaning given to it under the heading "Income Tax Considerations - Certain Canadian Federal Income Tax Considerations - Holders Not Resident in Canada - Taxation of Dividends on Agnico Shares".

"Canadian Securities Authorities" means the Ontario Securities Commission and any other applicable securities commission or securities regulatory authority of a province or territory of Canada.

"Canadian Securities Laws" means the Securities Act and any other applicable Canadian provincial and territorial securities Laws, rules and regulations and published policies thereunder.

"CDI" means a CHESS Depositary Interest (as defined in the Settlement Operating Rules of ASX).

"CDI VIF" has the meaning given to it under the heading "Special Meeting of Kirkland Shareholders CDI Voting Process".

"CDN" means CHESS Depositary Nominees Pty Ltd., a wholly-owned subsidiary of ASX Limited.

"CDS" means CDS Clearing and Depository Services Inc., which acts as nominee for certain Canadian brokerage firms.

"Certificate of Arrangement" means the certificate of arrangement to be issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement.

"CGT" has the meaning given to it under the heading "Income Tax Considerations - Certain Australian Income Tax Considerations - Disposal of Kirkland Shares and/or Kirkland CDIs by Australian Holders - Capital Gains or Losses".

"CGT event" has the meaning given to it under the heading "Income Tax Considerations - Certain Australian Income Tax Considerations - Disposal of Kirkland Shares and/or Kirkland CDIs by Australian Holders - Capital Gains or Losses".

"CHESS" means the Clearing House Electronic Subregister System, which is the electronic system pursuant to which Kirkland CDIs trade on the ASX.

"CIBC Capital Markets" means CIBC World Markets Inc.

"CIBC Capital Markets Fairness Opinion" means the opinion of CIBC Capital Markets dated September 27, 2021 provided to the Kirkland Special Committee to the effect that, as of September 27, 2021 and based upon the assumptions, limitations and qualifications set out therein, the Exchange Ratio is fair, from a financial point of view, to the Kirkland Shareholders, attached to this Circular as Appendix F.

"CIM Standards" has the meaning given to it under the heading "Joint Management Information Circular - Information for United States Shareholders".

"Circular" means this joint management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference into, such management information circular, prepared by the Parties and sent to Agnico Shareholders and Kirkland Shareholders in connection with the Agnico Meeting and the Kirkland Meeting, respectively, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Merger Agreement.

"Closing" means the closing of the Arrangement.

"Combined Company" means Agnico or its successors after completion of the Arrangement.

"Combined Company Board" has the meaning given to it under the heading "Summary - Information Concerning the Company Following the Arrangement".

"Commissioner" has the meaning given to it under the heading "The Arrangement - Key Regulatory Matters - Competition Act Approval".

"Competition Act" has the meaning given to it under the heading "The Arrangement - Key Regulatory Matters - Competition Act Approval".

"Competition Act Approval" has the meaning given to it under the heading "The Arrangement - Key Regulatory Matters - Competition Act Approval".

"Computershare" means Computershare Trust Company of Canada, in its capacity as transfer agent of Agnico.

"Computershare Australia" means Computershare Investor Services Pty Limited (ABN 48 078 279 277).

"Confidentiality Agreement" means the confidentiality agreement dated June 24, 2019 between Agnico and Kirkland, as amended by letter agreement dated June 22, 2021.

"Consideration" means the consideration to be received by each Kirkland Shareholder pursuant to the Plan of Arrangement in respect of each Kirkland Share that is issued and outstanding immediately prior to the Effective Time, consisting of Consideration Shares equal to the Exchange Ratio.

"Consideration Shares" means the Agnico Shares to be issued to the Kirkland Shareholders as the Consideration pursuant to the Arrangement.

"Continuing Kirkland Director" means the directors of Kirkland who were selected by the Parties to be appointed as directors of Agnico as of the Effective Time in accordance with the terms of the Merger Agreement.

"Continuing Kirkland DSU" means any Kirkland DSU held by a Continuing Kirkland Director.

"Contract" means any legally binding agreement, commitment, engagement, contract, franchise, licence, lease, sublease, occupancy agreement, obligation, indenture, mortgage, arrangement or undertaking, obligation or undertaking (written or oral), together with any amendments and modifications thereto, to which any Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or to which any of their respective properties or assets is subject.

"Court" means the Ontario Superior Court of Justice (Commercial List), or other court as applicable.

"COVID-19" means the coronavirus disease 2019 (dubbed COVID-19), caused by the severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) and/or any other virus or disease developing from or arising as a result of SARS-CoV-2 and/or COVID-19.

"CRA" has the meaning given to it under the heading "Income Tax Considerations - Certain Canadian Federal Income Tax Considerations".

"Depositary" means Computershare Investor Services Inc., the depositary under the Arrangement.

"Detour" has the meaning given to it under the heading "Appendix L - Information Concerning Kirkland - Overview".

"Detour Lake" has the meaning given to it under the heading "Appendix L - Information Concerning Kirkland - Overview".

"Detour Lake Report" has the meaning given to it under the heading "Appendix L - Information Concerning Kirkland - Overview".

"Director" means the Director appointed pursuant to section 278 of the OBCA.

"Dissent Notice" has the meaning given to it under the heading "Dissenting Shareholder Rights".

"Dissent Rights" means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

"Dissenting Shareholder" means a Registered Kirkland Shareholder who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of such Kirkland Shares for which Dissent Rights are validly exercised and not withdrawn or deemed to have been withdrawn by such Registered Kirkland Shareholder.

"DRS Statements" means a statement issued by a transfer agent evidencing the securities held by a securityholder in book-based form in lieu of a physical certificate.

"DTC" means The Depositary Trust Company.

"EDGAR" means the Electronic Data Gathering, Analysis and Retrieval system of the SEC.

"Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

"Effective Time" means 12:01 a.m. on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

"Employment Agreements" has the meaning given to it under the heading "Securities Law Matters - Interests of Certain Persons in the Arrangement - Termination and Change of Control Benefits".

"Environmental Laws" means all Laws relating to pollution, protection of the natural environment or the generation, production, use, storage, treatment, transportation, disposal or Release of Regulated Substances, including under common law, and all Authorizations issued pursuant to such Laws.

"Exchange Ratio" means 0.7935 of an Agnico Share for each Kirkland Share, subject to adjustment pursuant to the Merger Agreement and the Plan of Arrangement.

"Exclusivity Agreement" means the letter agreement dated September 16, 2021 between Agnico and Kirkland.

"Fair Market Value" with reference to: (a) a Kirkland Share means the VWAP for such Kirkland Share on the TSX for the five (5) trading days immediately prior to the Effective Date; and (b) an Agnico Share means the amount that is the Fair Market Value of a Kirkland Share multiplied by the Exchange Ratio.

"FATA" means the Foreign Acquisitions and Takeovers Act 1975 (Commonwealth of Australia), including the rules and regulations made under it, as it or they may have been or may from time to time be amended, supplemented, re-enacted or superseded.

"Final Order" means the final order of the Court made pursuant to section 182 of the OBCA in form and substance acceptable to Agnico and Kirkland, each acting reasonably, approving the Arrangement, as such order may be amended, supplemented or varied by the Court (with the consent of both Agnico and Kirkland, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended, supplemented or varied on appeal; provided that any such amendment is acceptable to both Agnico and Kirkland, each acting reasonably.

"FIRB" means the Australian Foreign Investment Review Board.

"FIRB Approval" means that, on or before the Effective Date, any of the following has occurred: (a) written notification by the Treasurer or his or her delegate under the FATA that the Commonwealth Government of Australia has no objection under the Australian Federal Government's foreign investment policy (if applicable) or under the FATA to Agnico acquiring all the Kirkland Shares under the Arrangement; (b) the Treasurer ceases to be entitled to make an order under Division 2 of Part 3 of the FATA in respect of the acquisition by Agnico of all of the Kirkland Shares in accordance with the Arrangement; or (c) the FATA or its associated regulations have been amended so that the acquisition by Agnico of all of the Kirkland Shares ceases to be a "significant action", a "notifiable action" or a "notifiable national security action" as defined in such Law.

"First Nations Group" means any Indian or Indian band (as those terms are defined in the Indian Act (Canada)), First Nations person or people, Métis person or people, Inuit person or people, or aboriginal person or people, native person or people, indigenous person or people, or any person or group asserting or otherwise claiming an aboriginal right (including aboriginal title), treaty right or any other aboriginal or Métis interest, and any person or group representing, or purporting to represent, any of the foregoing.

"FITO" has the meaning given to it under the heading "Income Tax Considerations - Certain Australian Income Tax Considerations - Disposal of Kirkland Shares and/or Kirkland CDIs by Australian Holders - Distributions Received in Relation to Agnico Shares".

"Foreign Exempt Listing" means an entity which has been admitted to the official list of the ASX as an ASX Foreign Exempt Listing.

"Former Agnico Shareholders" means the Agnico Shareholders immediately prior to the Effective Time.

"Former Kirkland Shareholders" means the Kirkland Shareholders immediately prior to the Effective Time.

"forward-looking statements" has the meaning given to it under the heading "Appendix K - Information Concerning Agnico - Forward-Looking Statements".

"Fosterville Mine" has the meaning given to it under the heading "Appendix L - Information Concerning Kirkland - Overview".

"Fosterville Report" means the technical report entitled "Updated NI 43-101 Technical Report, Fosterville Gold Mine in the State of Victoria, Australia, prepared for Kirkland Lake Gold Ltd." dated effective December 31, 2018 and prepared by Troy Fuller, MAIG, and Ion Hann, FAusIMM, each of whom is a "qualified person" pursuant to NI 43-101.

"Fraser Report" has the meaning given to it under the heading "Joint Management Information Circular - Comparative Measures Based on Third Party Data".

"GAAP" means generally accepted accounting principles.

"Governmental Entity" means: (a) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, ministry, agency or instrumentality, domestic or foreign; (b) any subdivision, agent, commission, bureau, board or authority or representative of any of the foregoing; (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation, executive, administrative or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange.

"Holder" has the meaning given to it under the heading "Income Tax Considerations - Certain Canadian Federal Income Tax Considerations".

"Holt Complex" has the meaning given to it under the heading "Appendix L - Information Concerning Kirkland - Overview".

"ID2" has the meaning given to it under the heading "Appendix L - Information Concerning Kirkland - Detour Lake - Mineral Resource Estimate".

"ID3" has the meaning given to it under the heading "Appendix L - Information Concerning Kirkland - Detour Lake - Mineral Resource Estimate".

"IFRS" means International Financial Reporting Standards as issued by the International Accounting Standards Board.

"In-The-Money Amount" means, in respect of a stock option, the amount, if any, by which the aggregate Fair Market Value at that time of the securities subject to the option exceeds the aggregate exercise price of such option.

"Interim Order" means the interim order of the Court made pursuant to section 182 of the OBCA in form and substance acceptable to Agnico and Kirkland, each acting reasonably, providing for, among other things, the calling and holding of the Kirkland Meeting, as such order may be amended, supplemented or varied by the Court with the consent of Agnico and Kirkland, each acting reasonably.

"Intermediary" includes a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary.

"Investment Canada Act" means the Investment Canada Act (Canada), including the rules and regulations made under it, as it or they may have been or may from time to time be amended, supplemented, re-enacted or superseded.

"IRS" means the United States Internal Revenue Service.

"JORC Code" means the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (2012 edition), set out in Appendix 5A of the ASX Listing Rules.

"Key Regulatory Approvals" means the Competition Act Approval and the FIRB Approval.

"Kingsdale Advisors" means Kingsdale Partners LP, strategic shareholder advisor and proxy solicitation agent to Kirkland.

"Kirkland" means Kirkland Lake Gold Ltd., a corporation existing under the OBCA.

"Kirkland AGM Circular" has the meaning given to it under the heading "Appendix L - Information Concerning Kirkland - Documents Incorporated by Reference".

"Kirkland AIF" has the meaning given to it under the heading "Appendix L - Information Concerning Kirkland - Documents Incorporated by Reference".

"Kirkland Annual Financial Statements" has the meaning given to it under the heading "Appendix L - Information Concerning Kirkland - Documents Incorporated by Reference".

"Kirkland Annual MD&A" has the meaning given to it under the heading "Appendix L - Information Concerning Kirkland - Documents Incorporated by Reference".

"Kirkland Board" means the board of directors of Kirkland as constituted from time to time.

"Kirkland Board Recommendation" means the unanimous determination of the Kirkland Board, after consultation with its financial and legal advisors and following the receipt and review of an unanimous recommendation from the Kirkland Special Committee, that the Arrangement is in the best interests of Kirkland and the Consideration is fair to the Kirkland Shareholders and the unanimous recommendation of the Kirkland Board to the Kirkland Shareholders that they vote in favour of the Arrangement Resolution.

"Kirkland CDIs" has the meaning given to it under the heading "Special Meeting of Kirkland Shareholders CDI Voting Process".

"Kirkland Change in Recommendation" means, prior to obtaining the Kirkland Shareholder Approval:

(a) the Kirkland Board fails to unanimously (subject to abstentions of any conflicted director) recommend or withdraws, amends, modifies or qualifies the Kirkland Board Recommendation in a manner adverse to Agnico or publicly proposes or states its intention to do any of the foregoing;

(b) the Kirkland Board fails to publicly reaffirm (without qualification) the Kirkland Board Recommendation within five Business Days after having been requested in writing by Agnico, acting reasonably, to do so (or in the event that the Kirkland Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Kirkland Meeting); or

(c) the Kirkland Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the date of the Kirkland Meeting, if such date is sooner) after such Acquisition Proposal's public announcement.

"Kirkland Disclosure Letter" means the disclosure letter dated September 28, 2021 executed by Kirkland and delivered to Agnico in connection with the Merger Agreement.

"Kirkland DSU Plan" means Kirkland's deferred share unit plan for non-employee directors, as described in the Kirkland Public Disclosure.

"Kirkland DSUs" means the outstanding deferred share units issued pursuant to the Kirkland DSU Plan.

"Kirkland Equity Awards" means the Kirkland Options, Kirkland DSUs, Kirkland PSUs and Kirkland RSUs.

"Kirkland Fairness Opinions" means, collectively, the BMO Capital Markets Fairness Opinion, the CIBC Capital Markets Fairness Opinion and the Maxit Capital Fairness Opinion.

"Kirkland Q2 Interim Financial Statements" has the meaning given to it under the heading "Appendix L - Information Concerning Kirkland - Documents Incorporated by Reference".

"Kirkland Q2 Interim MD&A" has the meaning given to it under the heading "Appendix L - Information Concerning Kirkland - Documents Incorporated by Reference".

"Kirkland Legacy Option Plans" means the omnibus incentive plan of Kirkland Lake Gold Inc. prior to its arrangement with Kirkland on November 30, 2016 and the option plan of St. Andrew Goldfields Ltd., each as described in the Kirkland Public Disclosure.

"Kirkland LTIP" means the long term incentive plan established by Kirkland on January 1, 2017, as amended on December 8, 2017 and May 29, 2020, as described in the Kirkland Public Disclosure.

"Kirkland Meeting" means the special meeting of Kirkland Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Merger Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by the Parties in accordance with the terms of the Merger Agreement.

"Kirkland Meeting Materials" means collectively, the Letter to Kirkland Shareholders, Notice of Special Meeting of Shareholders of Kirkland, Special Meeting of Kirkland Shareholders CDI Voting Process, the Letter of Transmittal, this Circular, the TSX Trust Virtual Meeting Guide and the instrument of proxy enclosed with the Kirkland Meeting Materials.

"Kirkland Options" means the outstanding options to purchase Kirkland Shares granted under or otherwise subject to the Kirkland Legacy Option Plans.

"Kirkland Permitted Dividends" means quarterly dividends to Kirkland Shareholders not in excess of $0.1875 per Kirkland Share.

"Kirkland Preferred Shares" has the meaning given to it under the heading "Appendix L - Information Concerning Kirkland - Description of Capital Structure".

"Kirkland Projections" has the meaning given to it under the heading "Risk Factors - Risk Factors Relating to the Combined Company".

"Kirkland PSUs" means the outstanding performance share units issued pursuant to the Kirkland LTIP.

"Kirkland Public Disclosure" means all documents publicly filed under Kirkland's issuer profile on SEDAR since January 1, 2019.

"Kirkland Record Date" means the record date for determining the Kirkland Shareholders who are entitled to receive notice of and vote at the Kirkland Meeting, being the close of business on October 13, 2021.

"Kirkland RSUs" means the outstanding restricted share units issued pursuant to the Kirkland LTIP.

"Kirkland Senior Management" means the President and Chief Executive Officer; Chief Financial Officer; Chief Operating Officer; Executive Vice President, Corporate Affairs and Sustainability; Senior Vice President, Exploration; Senior Vice President, Corporate Development; and the Executive Vice President.

"Kirkland Shareholder Approval" means the approval of the Arrangement Resolution by at least two-thirds of the votes cast on the Arrangement Resolution by Kirkland Shareholders present (virtually) or represented by proxy and entitled to vote at the Kirkland Meeting.

"Kirkland Shareholders" means the registered or beneficial holders of the Kirkland Shares (including, for the avoidance of doubt, the holders of Kirkland CDIs), as the context requires.

"Kirkland Shares" means common shares in the capital of Kirkland as currently constituted and including, for greater certainty, where applicable, any corresponding Kirkland CDIs.

"Kirkland Special Committee" means the special committee of the Kirkland Board composed of Peter Grosskopf (Chair), Jonathan Gill and Jeffrey Parr.

"Kirkland Support and Voting Agreements" means each of the support and voting agreements dated September 28, 2021 between Agnico and the Kirkland Supporting Shareholders setting forth the terms and conditions upon which they agree to vote their Kirkland Shares in favour of the Arrangement Resolution.

"Kirkland Supporting Shareholders" means all of the officers and directors of Kirkland that are named in the Kirkland AIF and remain officers and directors of Kirkland at the date of the Merger Agreement, that hold Kirkland Shares and who have entered into Kirkland Support and Voting Agreements.

"Kirkland Termination Amount Event" has the meaning given to it under the heading "The Merger Agreement - Termination of the Merger Agreement - Termination Event and Termination Amount".

"Laurel Hill" means The Laurel Hill Advisory Group Company, strategic shareholder advisor and proxy solicitation agent to Agnico.

"Law" or "law" means, with respect to any Person, any and all applicable law (statutory, common or otherwise), statute, constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, notice, judgment, by-law, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise, and which shall include, for greater certainty, Environmental Laws.

"Letter of Transmittal" means the letter of transmittal for use by Registered Kirkland Shareholders in connection with the Arrangement.

"Lien" means any mortgage, pledge, hypothec, assignment, charge, lien, security interest, adverse interest in property, title retention agreement, adverse claim or right, or other third party interest or encumbrance of any kind whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

"Macassa Mine" has the meaning given to it under the heading "Appendix L - Information Concerning Kirkland - Overview".

"Macassa Report" means the technical report entitled "Macassa Property, Ontario, Canada Updated NI 43-101 Technical Report" dated effective December 31, 2018 and prepared by Mariana Pinheiro Harvey, P. Eng., Robert Glober, P. Geo., William Tai, P. Eng. and Ben Hardwood, P. Geo., each of whom is a "qualified person" pursuant to NI 43-101.

"Market Price" at any date in respect of the Agnico Shares shall be, the VWAP of such Agnico Shares on the TSX for the five trading days ending on the last trading date immediately before the date on which the Market Price is determined. In the event that the Agnico Shares are not then listed and posted for trading on the TSX, the Market Price shall be the fair market value of such Agnico Shares as determined by the Agnico Board in its sole discretion.

"Market Value" means the VWAP of the Agnico Shares calculated by dividing the total value by the total volume of the Agnico Shares on the TSX for the five consecutive trading days immediately prior to the date as of which Market Value is determined. If the Agnico Shares are not trading on the TSX, then the Market Value shall be determined in the same manner based on the trading price on such stock exchange or over-the-counter market on which the Agnico Shares are listed and posted for trading as may be selected for such purpose by the Agnico Board. In the event that the Agnico Shares are not listed and posted for trading on any stock exchange or over-the-counter market, the Market Value shall be the fair market value of such Agnico Shares as determined by the Agnico Board in its sole discretion.

"Matching Period" has the meaning given to it under the heading "The Merger Agreement - Covenants - Covenants Regarding Non-Solicitation and Acquisition Proposals - Superior Proposals and Right to Match".

"Material Adverse Effect" means, with respect to any Person, any fact or state of facts, change, event, occurrence, effect or circumstance that, individually or in the aggregate with any other such fact, state of facts, changes, events, occurrences, effects or circumstances, is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, financial condition or liabilities (whether absolute, accrued, contingent or otherwise) of such Person and its Subsidiaries, on a consolidated basis, except any such fact, state of facts, change, event, occurrence, effect or circumstance resulting from or arising in connection with:

(a) any change or development generally affecting the industries, businesses or segments in which such Person and its Subsidiaries operate or carry on their business;

(b) any change or development in currency exchange, interest or inflation rates or in general economic, business, regulatory, political or market conditions or in financial, securities or capital markets in Canada, the United States or Australia or globally;

(c) any climatic or other natural events or conditions, including any hurricane, flood, tornado, earthquake or other natural disaster or man-made disaster, or the commencement or continuation of war, armed hostilities, including the escalation or worsening thereof, or acts of terrorism;

(d) any change (on a current or forward basis) in the price of gold, silver or copper or any other mineral product used or sold by such Person or its Subsidiaries;

(e) any general outbreak of illness, epidemic, pandemic (including COVID-19), or general outbreak of illness, including the worsening thereof;

(f) any adoption, proposal, implementation or change in Law or any interpretation, application or non-application of Law by any Governmental Entity;

(g) any change in IFRS or changes in applicable regulatory accounting requirements generally applicable to the industries in which such Person and its Subsidiaries conducts their business;

(h) any change in the market price, credit rating or trading volume of any securities of such Person; provided, however, that the causes underlying such change may, if not otherwise excluded from the definition of Material Adverse Effect, be considered to determine whether such change constitutes a Material Adverse Effect;

(i) the failure of such Person to meet any internal or published projections, forecasts, guidance or estimates of revenues, earnings, production, cash flow or other financial or reporting metrics for any period ending on or after the date of the Merger Agreement; provided, however, that the causes underlying such failure may, if not otherwise excluded from the definition of Material Adverse Effect, be considered to determine whether such failure constitutes a Material Adverse Effect;

(j) the announcement, execution or implementation of the Merger Agreement or the transactions contemplated hereby; or

(k) any action taken (or omitted to be taken) by such Person or any of its Subsidiaries: (i) pursuant to the Merger Agreement (excluding any obligation to act in the Ordinary Course); or (ii) at the written request of or that is consented to by the other Party in writing, provided, however, that: (A) with respect to clause (a) through to and including clause (f), such matter does not have a materially disproportionate effect on such Person and its Subsidiaries, on a consolidated basis, relative to other comparable entities operating in the industries, businesses or segments in which such Person and/or its Subsidiaries operate; and (B) references in the Merger Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a Material Adverse Effect has occurred.

"material fact" has the meaning set out in the Securities Act; provided, that with respect to any documents filed or furnished by Agnico or Kirkland with or to the SEC, "material fact" includes a fact that is "material", where "material" has the meaning set out in the U.S. Exchange Act.

"Maxit Capital" means Maxit Capital LP.

"Maxit Capital Fairness Opinion" means the opinion of Maxit Capital dated September 27, 2021 provided to the Kirkland Board to the effect that, as of September 27, 2021 and based upon the assumptions, limitations and qualifications set out therein, the Exchange Ratio is fair, from a financial point of view, to the Kirkland Shareholders, attached to this Circular as Appendix H.

"Merger Agreement" means the merger agreement between Agnico and Kirkland dated September 28, 2021, including all schedules attached thereto, as amended by the Amending Agreement, and as further amended, supplemented or otherwise modified from time to time in accordance with its terms.

"MI 61-101" means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

"Misrepresentation" means an untrue statement of a material fact or an omission to state a material fact required or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

"MJDS" has the meaning given to it under the heading "Joint Management Information Circular - Information for United States Shareholders".

"NCIB" has the meaning given to it under the heading "Appendix L - Information Concerning Kirkland - Recent Developments".

"NI 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

"NI 54-101" has the meaning given to it under the heading "Information Concerning the Agnico Meeting - Voting by Non-Registered Agnico Shareholders - Voting By Submitting Voting Instructions".

"NI 62-104" means National Instrument 62-104 - Take-Over Bids and Issuer Bids.

"NN" has the meaning given to it under the heading "Appendix L - Information Concerning Kirkland - Detour Lake - Mineral Resource Estimate".

"No Action Letter" has the meaning given to it under the heading "The Arrangement - Key Regulatory Matters - Competition Act Approval".

"Non-Australian Holders" has the meaning given to it under the heading "Income Tax Considerations - Certain Australian Income Tax Considerations".

"Non-Registered Agnico Shareholders" means a non-registered holder of Agnico Shares.

"Non-Registered Kirkland Shareholders" means a non-registered holder of Kirkland Shares.

"Non-Resident Dissenter" has the meaning given to it under the heading "Income Tax Considerations - Certain Canadian Federal Income Tax Considerations - Holders Not Resident in Canada - Dissenting Non-Resident Holders".

"Non-Resident Holder" has the meaning given to it under the heading "Income Tax Considerations - Certain Canadian Federal Income Tax Considerations - Holders Not Resident in Canada".

"Non-U.S. Holder" has the meaning given to it under the heading "Income Tax Considerations - Certain United States Federal Income Tax Considerations".

"Notice of Appearance" means the notice which must be filed by a Person who wishes to appear, or to be represented, and to present evidence at the hearing in respect of the Final Order as set out in the Interim Order.

"Notice of Application for Final Order" means the notice of application to the Court to obtain the Final Order, a copy of which is attached as Appendix D to this Circular.

"Notifiable Transactions" has the meaning given to it under the heading "The Arrangement - Key Regulatory Matters - Competition Act Approval".

"Notification" has the meaning given to it under the heading "The Arrangement - Key Regulatory Matters - Competition Act Approval".

"NPI" has the meaning given to it under the heading "Appendix L - Information Concerning Kirkland - Detour Lake - Project Description, Location and Access".

"NYSE" means the New York Stock Exchange.

"OBCA" means the Business Corporations Act (Ontario), including the rules and regulations made under it, as it or they may have been or may from time to time be amended, supplemented, re-enacted or superseded.

"offer to pay" has the meaning given to it under the heading "Dissenting Shareholder Rights".

"officer" has the meaning set out in the Securities Act.

"OK" has the meaning given to it under the heading "Appendix L - Information Concerning Kirkland - Detour Lake - Mineral Resource Estimate".

"Old Kirkland Arrangement" has the meaning given to it under the heading "Appendix L - Information Concerning Kirkland - Overview".

"Old Kirkland Lake Gold" has the meaning given to it under the heading "Appendix L - Information Concerning Kirkland - Overview".

"Old Newmarket" has the meaning given to it under the heading "Appendix L - Information Concerning - Kirkland - Overview".

"Ordinary Course" means, with respect to an action taken by a Party or any of its Subsidiaries, that such action is consistent with the past practices of such Party or such Subsidiary, is commercially reasonable in the circumstances in which it is taken, and is taken in the ordinary course of the normal day-to-day operations of the business of such Party or such Subsidiary.

"Outside Date" means March 31, 2022, subject to the right of either Party to postpone the Outside Date in accordance with the Merger Agreement.

"Parties" means Agnico and Kirkland, and "Party" means any one of them.

"payment demand" has the meaning given to it under the heading "Dissenting Shareholder Rights".

"PCAOB" means the Public Company Accounting Oversight Board (United States).

"Permitted Acquisition Agreement" means an agreement, arrangement or understanding entered into by a Party to implement, pursue or support a Superior Proposal, which:

(a) other than in respect of the requirement for such Party to make an Agnico Change in Recommendation or a Kirkland Change in Recommendation, as applicable, as provided in section 5.4(a) of the Merger Agreement, all obligations of Agnico or Kirkland, as applicable, (other than confidentiality and standstill) contained in the agreement, arrangement or understanding are effective only following the satisfaction of a condition precedent that: (i) in the case of an agreement, arrangement or understanding entered into by Agnico, the Agnico Resolution shall have failed to receive the Agnico Shareholder Approval at the Agnico Meeting (including any adjournments or postponements thereof); or (ii) in the case of an agreement, arrangement or understanding entered into by Kirkland, the Arrangement Resolution shall have failed to receive the Kirkland Shareholder Approval at the Kirkland Meeting (including any adjournments or postponements thereof) in accordance with the Interim Order;

(b) other than as required by Law prior to the satisfaction of the applicable condition precedent referred to in clause (a) above, does not require or permit such Party to take any further steps in respect of the Superior Proposal, including any filing or notice to any Governmental Entity, until the applicable condition precedent referred to in clause (a) above has been satisfied;

(c) terminates automatically in accordance with its terms, and is of no further force or effect, immediately upon the failure of the applicable condition precedent referred to in clause (a) above to be satisfied;

(d) does not contain any provisions providing for the payment of any amount or the taking of any other action by such Party as a result of the completion of the transactions contemplated by the Merger Agreement or the failure to satisfy the applicable condition precedent referred to in clause (a) above; and

(e) other than in respect of the ability of such Party to make an Agnico Change in Recommendation or a Kirkland Change in Recommendation, as applicable, upon the entering into of the agreement, arrangement or understanding as provided in section 5.4(a) of the Merger Agreement, such agreement, arrangement or understanding does not by its terms otherwise prevent, delay or inhibit, in any way, such Party from completing the Arrangement in accordance with the terms of the Merger Agreement unless and until such time as the applicable condition precedent referred to in clause (a) above is satisfied.

"Person" includes any individual, partnership, association, body corporate, limited liability company, organization, syndicate, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity) or any other entity, whether or not having legal status.

"PFIC" has the meaning given to it under the heading "Income Tax Considerations - Certain United States Federal Income Tax Considerations - U.S. Holders - Passive Foreign Investment Company Considerations".

"Plan of Arrangement" means the plan of arrangement of Kirkland appended as Appendix E, subject to any amendments or variations thereto made in accordance with the Merger Agreement, the Plan of Arrangement or at the direction of the Court in the Final Order with the prior written consent of Agnico and Kirkland, each acting reasonably.

"Pre-Arrangement Reorganizations" means any reorganizations of the business, operations or assets of Kirkland or its Subsidiaries or such other transactions as Agnico may reasonably request in contemplation of the Arrangement and in accordance with the terms of the Merger Agreement.

"Projections" has the meaning given to it under the heading "Risk Factors - Risk Factors Relating to the Combined Company".

"Proposed Amendments" has the meaning given to it under the heading "Income Tax Considerations - Certain Canadian Federal Income Tax Considerations".

"QA/QC" has the meaning given to it under the heading "Appendix L - Information Concerning Kirkland - Detour Lake - Quality Assurance/Quality Control and Data Verification".

"RC" has the meaning given to it under the heading "Appendix L - Information Concerning Kirkland - Detour Lake - History".

"RCA" means the means the Kirkland Lake Gold Ltd. Retirement Compensation Arrangement Plan Text effective January 1, 2021.

"RDSP" has the meaning given to it under the heading "Income Tax Considerations - Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Eligibility for Investment".

"Receiving Party" has the meaning given to it under the heading "The Merger Agreement - Covenants - Covenants Regarding Non-Solicitation and Acquisition Proposals - Superior Proposals and Right to Match".

"Registered Agnico Shareholders" means the Persons whose names appear on the register of Agnico as the owners of Agnico Shares.

"Registered Kirkland Shareholders" means the Persons whose names appear on the register of Kirkland as the owners of Kirkland Shares.

"Regulated Substance" means any substance that is prohibited, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws.

"Regulation S" means Regulation S promulgated under the U.S. Securities Act.

"Regulatory Approval" means any consent, waiver, permit, exemption, relief, review, order, decision or approval of, or any notification, registration and filing with or withdrawal of any objection or successful conclusion of any litigation brought by, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity pursuant to a written agreement between the Parties and a Governmental Entity to refrain from consummating the Arrangement, in each case required or advisable under Law in connection with the Arrangement, including the Key Regulatory Approvals and the ASIC Relief or Requirements.

"Release" has the meaning prescribed in any applicable Environmental Law and includes any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Regulated Substance, whether accidental or intentional, into the environment.

"Representative" means, with respect to a Person, its Subsidiaries and Affiliates and its and their directors, officers, trustees, employees, consultants, agents and other representatives (including any legal, financial or other advisor).

"Resident Dissenter" has the meaning given to it under the heading "Income Tax Considerations - Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Dissenting Resident Holders".

"Resident Holder" has the meaning given to it under the heading "Income Tax Considerations - Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada".

"RESP" has the meaning given to it under the heading "Income Tax Considerations - Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Eligibility for Investment".

"RQD" has the meaning given to it under the heading "Appendix L - Information Concerning Kirkland - Detour Lake - Drilling".

"RRIF" has the meaning given to it under the heading "Income Tax Considerations - Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Eligibility for Investment".

"RRSP" has the meaning given to it under the heading "Income Tax Considerations - Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Eligibility for Investment".

"SEC" means the United States Securities and Exchange Commission.

"SEC Industry Guide 7" means the mining industry guide entitled "Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations" contained in the Securities Act Industry Guides published by the SEC, as amended.

"SEC Modernization Rules" has the meaning given to it under the heading "Joint Management Information Circular - Information for United States Shareholders".

"Section 3(a)(10) Exemption" means the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereunder.

"Securities Act" means the Securities Act (Ontario), including the rules and regulations made under it, as it or they may have been or may from time to time be amended, supplemented, re-enacted or superseded.

"Securities Laws" means Australian Securities Laws, Canadian Securities Laws and U.S. Securities Laws.

"SEDAR" means the System for Electronic Document Analysis and Retrieval maintained on behalf of the Canadian Securities Authorities.

"Senior Gold Peers" means Barrick Gold Corporation, Kinross Gold Corporation, Newcrest Mining Limited and Newmont Corporation.

"Shareholders" means Agnico Shareholders and/or Kirkland Shareholders, as the context requires.

"Shares" means Agnico Shares and/or Kirkland Shares, as the context requires.

"Stock Exchange Approvals" means the obtaining of conditional approval or authorization of the listing and posting for trading on the TSX and the NYSE of the Consideration Shares, subject only to satisfaction of the customary listing conditions of the TSX and the NYSE, as applicable.

"Subsidiary" or "subsidiary" means a Person that is controlled directly or indirectly by another Person and includes a Subsidiary of that Subsidiary. A Person is considered to "control" another Person if: (A) the first Person beneficially owns or directly or indirectly exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation; (B) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership; or (C) the second Person is a limited partnership, and the general partner of the limited partnership is the first Person.

"Superior Proposal" means any unsolicited bona fide written Acquisition Proposal made after the date of the Merger Agreement from a Person, or group of Persons, who is or are arm's length to the Party subject to the Acquisition Proposal, to acquire not less than all of the outstanding Agnico Shares or Kirkland Shares, as applicable, or all or substantially all of the assets of the Party and its Subsidiaries on a consolidated basis that is subject to the Acquisition Proposal, that:

(a) complies with Securities Laws and did not result from or involve a breach of section 5.1 of the Merger Agreement or section 2 of the Exclusivity Agreement;

(b) is not subject to any financing condition and, after consultation with its financial advisors, in respect of which the board of directors of such Party determines in good faith that the funds or other consideration necessary to complete the Acquisition Proposal are or are reasonably likely to be available to effect payment in full for all of the shares or assets, as the case may be, at the time and on the basis set out in such Acquisition Proposal;

(c) is not subject to any due diligence or access condition;

(d) if it relates to the acquisition of a Party's outstanding common shares, is made available to all holders of such Party's common shares on the same terms and conditions;

(e) the board of directors of such Party has determined in good faith, after receiving the advice of its financial advisors and its outside legal advisors, is reasonably likely to be completed at the time and on the terms proposed, without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the Person or group of Persons making such Acquisition Proposal and their respective Affiliates; and

(f) the board of directors of such Party determines in good faith, after receiving the advice of its financial advisors and its outside legal advisors and after taking into account all the terms and conditions of the Acquisition Proposal and other factors deemed relevant by the board of directors of such Party (including the Person or group of Persons making such Acquisition Proposal and their Affiliates), that: (i) the Acquisition Proposal would, if completed in accordance with its terms (but without assuming away the risk of non-completion), result in a transaction which is more favourable to the shareholders of such Party, from a financial point of view, than the Arrangement, taking into account, among other things, the expected synergies and cost savings arising from, the Arrangement (including after considering any amendments to the terms and conditions of the Arrangement proposed by a Party pursuant to the Merger Agreement); and (ii) the failure to recommend such Acquisition Proposal to the shareholders of such Party would be inconsistent with its fiduciary duties under Law.

"Superior Proposal Notice" has the meaning given to it under the heading "The Merger Agreement - Covenants - Covenants Regarding Non-Solicitation and Acquisition Proposals - Superior Proposal and Right to Match".

"Supplementary Information Request" has the meaning given to it under the heading "The Arrangement - Key Regulatory Matters - Competition Act Approval".

"Support and Voting Agreements" means, collectively, the Agnico Support and Voting Agreements and the Kirkland Support and Voting Agreements.

"Tax Act" means the Income Tax Act (Canada), including the rules and regulations made under it, as it or they may have been or may from time to time be amended, supplemented, re-enacted or superseded.

"taxable capital gain" has the meaning given to it under the heading "Income Tax Considerations - Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Taxation of Capital Gains and Capital Losses".

"Taxes" means: (a) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital gains, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, mining, net worth, indebtedness, surplus, sales, escheat, goods and services, harmonized sales, provincial sales, use, ad valorem, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee or employer health, payroll, workers' compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, countervail, anti-dumping and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (b) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (a) above or this clause (b); (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (d) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor of any party.

"TD Securities" means TD Securities Inc.

"TD Securities Fairness Opinion" means the opinion of TD Securities dated September 27, 2021, attached to this Circular as Appendix I, to the effect that, as of the date thereof, the Consideration to be paid pursuant to the Arrangement by Agnico is fair, from a financial point of view, to Agnico.

"Termination Amount" means $450,000,000.

"TFSA" has the meaning given to it under the heading "Income Tax Considerations - Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Eligibility for Investment".

"Treasurer" means the Treasurer of the Commonwealth of Australia.

"Trinity Advisors" means Trinity Advisors Corporation.

"TSX" means the Toronto Stock Exchange.

"TSX Trust" means TSX Trust Company, in its capacity as transfer agent of Kirkland.

"United States" or "U.S." means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia.

"U.S. Exchange Act" means the Securities Exchange Act of 1934 of the United States of America, including the rules and regulations made under it, as it or they may have been or may from time to time be amended, supplemented, re-enacted or superseded.

"U.S. Holder" has the meaning given to it under the heading "Income Tax Considerations - Certain United States Federal Income Tax Considerations".

"U.S. Securities Act" means the Securities Act of 1933 of the United States of America, including the rules and regulations made under it, as it or they may have been or may from time to time be amended, supplemented, re-enacted or superseded.

"U.S. Securities Laws" means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder.

"U.S. Tax Code" means the Internal Revenue Code of 1986 of the United States of America, including the rules and regulations made under it, as it or they may have been or may from time to time be amended, supplemented, re-enacted or superseded.

"U.S. Treasury Regulations" means the treasury regulations under the U.S. Tax Code.

"VWAP" means volume-weighted average trading price.

"WRSF" has the meaning given to it under the heading "Appendix L - Information Concerning Kirkland - Detour Lake - Mining Operations".

APPENDIX A
AGNICO RESOLUTION

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. Agnico Eagle Mines Limited ("Agnico") is hereby authorized and directed to issue up to 212,358,086 common shares in the capital of Agnico (the "Consideration Shares") in connection with the acquisition of all of the issued and to be issued common shares of Kirkland Lake Gold Ltd. ("Kirkland") pursuant to a plan of arrangement (the "Plan of Arrangement") under section 182 of the Business Corporations Act (Ontario) (the "Arrangement") in accordance with a merger agreement between Agnico and Kirkland dated September 28, 2021, as it has been or may be amended, supplemented or otherwise modified from time to time (the "Merger Agreement"), all as more particularly described and set forth in the joint management information circular dated October 29, 2021, as it may be amended, supplemented or otherwise modified from time to time (the "Circular"), such number of Consideration Shares consisting of: (i) up to 211,415,964 Consideration Shares issuable to shareholders of Kirkland pursuant to the Plan of Arrangement; and (ii) up to 942,122 Consideration Shares issuable upon the exercise of Agnico replacement options to be issued in exchange for Kirkland options and upon the exercise, settlement or redemption of the Kirkland restricted share unit and performance share unit awards to be assumed by Agnico pursuant to the Arrangement, which figures include, in each case, a 1% buffer to account for clerical and administrative matters.

2. The Consideration Shares will be, when issued, validly issued as fully paid and non-assessable common shares in the capital of Agnico and, at or following the effective time of the Arrangement, the registrar and transfer agent of the common shares of Agnico from time to time is hereby authorized and directed upon receipt of a direction from any one director or officer of Agnico to countersign and deliver certificates, or other evidence of issuance, in respect of the Consideration Shares.

3. Notwithstanding that this resolution has been duly passed by the holders of common shares of Agnico (the "Agnico Shareholders") or that the Arrangement has been approved by the Ontario Superior Court of Justice (Commercial List), the directors of Agnico are hereby authorized and empowered, at their discretion, at any time prior to the effective time of the Arrangement and without any further notice to or approval of the Agnico Shareholders, to: (i) amend, supplement or modify the Merger Agreement or the Plan of Arrangement to the extent permitted by the Merger Agreement and the Plan of Arrangement, as applicable; (ii) revoke this resolution, in whole or in part, and not give effect to this resolution; (iii) increase the number of Consideration Shares issuable in connection with the Arrangement, subject to the limitations imposed by the Toronto Stock Exchange; and/or (iv) subject to the terms of the Merger Agreement, not to proceed with the Arrangement and any related transactions.

4. Any one director or officer of Agnico is hereby authorized and directed, for and on behalf and in the name of Agnico, to execute or cause to be executed and to deliver or cause to be delivered, whether under corporate seal of Agnico or otherwise, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of any such document, agreement or instrument or the doing of any such other act or thing.

A-1

APPENDIX B
ARRANGEMENT RESOLUTION

1. The arrangement (as it may be modified, supplemented or amended, the "Arrangement") under section 182 of the Business Corporations Act (Ontario) (the "OBCA") of Kirkland Lake Gold Ltd. (the "Company"), pursuant to the merger agreement between the Company and Agnico Eagle Mines Limited ("Agnico") dated September 28, 2021, as it has been or may be modified, supplemented or amended from time to time in accordance with its terms (the "Merger Agreement"), as more particularly described and set forth in the joint management information circular of the Company and Agnico dated October 29, 2021 (as modified, supplemented or amended from time to time in accordance with the Merger Agreement, the "Circular"), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

2. The plan of arrangement of the Company, as it has been or may be modified, supplemented or amended in accordance with the Merger Agreement and its terms (the "Plan of Arrangement"), the full text of which is set out as Appendix E to the Circular, is hereby authorized, approved and adopted.

3. The: (i) Merger Agreement and all the transactions contemplated therein; (ii) actions of the directors of the Company in approving the Arrangement and the Merger Agreement; and (iii) actions of the directors and officers of the Company in executing and delivering the Merger Agreement and any modifications, supplements or amendments thereto, and causing the performance by the Company of its obligations thereunder, are hereby ratified and approved.

4. The Company is hereby authorized to apply for a final order from the Ontario Superior Court of Justice (Commercial List) (the "Court") to approve the Arrangement on the terms set forth in the Merger Agreement and the Plan of Arrangement.

5. Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the holders of common shares of the Company (the "Company Shareholders") or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered, at their discretion, without further notice to or approval of the Company Shareholders: (i) to amend, modify or supplement the Merger Agreement or the Plan of Arrangement to the extent permitted by their respective terms; and (ii) subject to the terms of the Merger Agreement, not to proceed with the Arrangement and any related transactions.

6. Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to make an application to the Court for an order approving the Arrangement, to execute, under the corporate seal of the Company or otherwise, and to deliver to the Director under the OBCA for filing articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Merger Agreement.

7. Any officer or director of the Company is hereby authorized and directed, for and on behalf of the Company, to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person's opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of any such other document or instrument or the doing of any such other act or thing.

B-1

APPENDIX C

INTERIM ORDER

(see attached)

Court File No. CV-21-00670974-00CL
ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST
THE HONOURABLE	)	FRIDAY, THE 29TH
)
JUSTICE PATTILLO	)	DAY OF OCTOBER, 2021

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT, R.S.O. 1990, c. B.16, AS

AMENDED AND RULES 14.05(2), 14.05(3)(f), AND 14.05(3)(g) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING KIRKLAND LAKE GOLD LTD., ITS SECURITYHOLDERS AND AGNICO EAGLE MINES LIMITED

KIRKLAND LAKE GOLD LTD.

Applicant

ORDER

THIS MOTION made by the Applicant Kirkland Lake Gold Ltd. ("Kirkland") for an interim order for advice and directions pursuant to section 182 of the Business Corporations Act, R.S.O. 1990, c. B.16, as amended, (the "OBCA") was heard via Zoom videoconference call.

ON READING the Notice of Motion, the Notice of Application issued on October 26, 2021 and the affidavit of Jennifer Wagner sworn October 27, 2021 (the "Wagner Affidavit"), including the Plan of Arrangement, which is attached as Appendix E to the draft joint management information circular (the "Circular") of Kirkland and Agnico Eagle Mines Limited ("Agnico"), which is attached as Exhibit "A" to the Wagner Affidavit, and on hearing the submissions of counsel for Kirkland and counsel for Agnico, and nobody appearing on behalf of the Director under the OBCA, despite having been provided with notice,

Definitions

1. THIS COURT ORDERS that all definitions used in this Interim Order shall have the meaning ascribed thereto in the Circular or otherwise as specifically defined herein.

The Meeting

2. THIS COURT ORDERS that Kirkland is permitted to call, hold and conduct a special meeting (the "Kirkland Meeting") of the holders of common shares in the capital of Kirkland (the "Kirkland Shareholders"), to be held in virtual-only format via live webcast online at https://virtual-meetings.tsxtrust.com/1231 (the "Virtual Platform"), as described in the Circular, on November 26, 2021 at 11:00 a.m. (Toronto time), subject to any adjournment or postponement thereof, in order for the Kirkland Shareholders to consider and, if determined advisable, pass a special resolution authorizing, adopting and approving, with or without variation, the Arrangement and the Plan of Arrangement (collectively, the "Arrangement Resolution").

3. THIS COURT ORDERS that the Kirkland Meeting shall be deemed to have taken place at the head office and registered office of Kirkland located at Suite 2800, 200 Bay Street, Toronto, Ontario, M5J 2J1.

4. THIS COURT ORDERS that the Kirkland Meeting shall be called, held and conducted in accordance with the OBCA, the notice of special meeting of Kirkland Shareholders, which accompanies the Circular (the "Notice of Meeting") and the articles and by-laws of Kirkland, subject to what may be provided hereafter and subject to further order of this Court.

5. THIS COURT ORDERS that the right for persons authorized by this Order to attend, speak and/or vote, as applicable, at the Kirkland Meeting shall be satisfied by Kirkland making available the opportunity for such persons to participate in, ask questions and/or vote, as applicable, at the Kirkland Meeting by way of the Virtual Platform, the full particulars of which are set out in the Notice of Meeting and the Circular.

6. THIS COURT ORDERS that all Kirkland Shareholders and duly appointed proxy holders entitled to attend, speak and/or vote, as applicable, at the Kirkland Meeting and who participate by way of the Virtual Platform at the Kirkland Meeting shall be deemed to be present at such Kirkland Meeting, and any votes validly submitted at the Kirkland Meeting by way of the Virtual Platform shall be deemed to have been made in person at the Kirkland Meeting.

7. THIS COURT ORDERS that the record date (the "Record Date") for determination of the Kirkland Shareholders entitled to notice of, and to vote at, the Kirkland Meeting shall be October 13, 2021 and shall not change in respect of any adjournments or postponements of the Kirkland Meeting unless (i) agreed to in writing by Agnico and Kirkland; or (ii) required by this Court or by law.

8. THIS COURT ORDERS that the only persons entitled to attend or speak at the Kirkland Meeting shall be:

(a) registered Kirkland Shareholders as of the Record Date and duly appointed proxyholders;

(b) the officers, directors, auditors and advisors of Kirkland;

(c) representatives and advisors of Agnico;

(d) the Director; and

(e) other persons who may receive the permission of the Chair of the Kirkland Meeting.

9. THIS COURT ORDERS that Kirkland may transact such other business at the Kirkland Meeting as is contemplated in the Circular, or as may otherwise be properly before the Kirkland Meeting.

Quorum

10. THIS COURT ORDERS that the Chair of the Kirkland Meeting shall be determined by Kirkland and that the quorum at the Kirkland Meeting consists of two persons present in person (virtually) or by proxy, each being a Kirkland Shareholder entitled to vote at the Kirkland Meeting, holding or representing, in the aggregate not less than 10% of the issued common shares of Kirkland (the "Kirkland Shares").

Amendments to the Arrangement and Plan of Arrangement

11. THIS COURT ORDERS that Kirkland is authorized to make, subject to the terms of the Merger Agreement, the Plan of Arrangement and paragraph 12, below, such amendments, modifications or supplements to the Arrangement and the Plan of Arrangement as it may determine, and the Arrangement and Plan of Arrangement, as so amended, modified or supplemented shall be the Arrangement and Plan of Arrangement to be submitted to the Kirkland Shareholders at the Kirkland Meeting and shall be the subject of the Arrangement Resolution. Amendments, modifications or supplements may be made following the Kirkland Meeting, but shall be subject to review and, if appropriate, further direction by this Court at the hearing for the final approval of the Arrangement.

12. THIS COURT ORDERS that, if any amendments, modifications or supplements to the Arrangement or Plan of Arrangement made after initial notice is provided as contemplated in paragraph 15 herein, which would, if disclosed, reasonably be expected to affect a Kirkland Shareholder's decision to vote for or against the Arrangement Resolution, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Court, by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as Kirkland and Agnico may jointly determine.

Amendments to the Circular

13. THIS COURT ORDERS that Kirkland is authorized to make such amendments, revisions and/or supplements to the draft Circular as it may determine and the Circular, as so amended, revised and/or supplemented, shall be the Circular to be distributed in accordance with paragraphs 15 and 16.

Adjournments and Postponements

14. THIS COURT ORDERS that Kirkland, if it deems advisable and subject to the terms of the Merger Agreement, is specifically authorized to adjourn or postpone the Kirkland Meeting on one or more occasions, without the necessity of first convening the Kirkland Meeting or first obtaining any vote of the Kirkland Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as Kirkland may determine is appropriate in the circumstances. This provision shall not limit the authority of the Chair of the Kirkland Meeting in respect of adjournments and postponements.

Notice of Meeting

15. THIS COURT ORDERS that, subject to the extent section 262(4) of the OBCA is applicable, in order to effect notice of the Kirkland Meeting, Kirkland shall send the Circular (including the Notice of Application and this Interim Order), the Notice of Meeting, the form of proxy or voting instruction form, as applicable, and the letter of transmittal, along with such amendments or additional documents as Kirkland may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the "Meeting Materials"), as follows:

(a) to the registered Kirkland Shareholders at the close of business on the Record Date, at least twenty-one (21) days prior to the date of the Kirkland Meeting, including the date of sending but excluding the date of the Kirkland Meeting, by one or more of the following methods:

(i) by pre-paid ordinary or first class mail at the addresses of the Kirkland Shareholders as they appear on the books and records of Kirkland, or its registrar and transfer agent, at the close of business on the Record Date and if no address is shown therein, then the last address of the person known to the Corporate Secretary of Kirkland;

(ii) by delivery, in person or by recognized courier service or inter-office mail, to the address specified in (i) above; or

(iii) by facsimile or electronic transmission to any Kirkland Shareholder, who is identified to the satisfaction of Kirkland, who requests such transmission in writing and, if required by Kirkland, who is prepared to pay the charges for such transmission;

(b) to non-registered Kirkland Shareholders (including holders of Kirkland CDIs) by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer; and

(c) to the directors and auditors of Kirkland, and to the Director appointed under the OBCA, by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail or, with the consent of the person, by facsimile or electronic transmission, at least twenty-one (21) days prior to the date of the Kirkland Meeting, including the date of sending but excluding the date of the Kirkland Meeting, and that compliance with this paragraph shall constitute sufficient notice of the Kirkland Meeting.

16. THIS COURT ORDERS that Kirkland is hereby directed to distribute the Circular (including the Notice of Application and this Interim Order) (collectively, the "Court Materials") to the holders of options ("Kirkland Options"), performance share units ("Kirkland PSUs"), restricted share units ("Kirkland RSUs"), and deferred share units ("Kirkland DSUs"), by any method permitted for notice to Kirkland Shareholders as set forth in paragraphs 15(a) or 15(b), above, or by electronic transmission, concurrently with the distribution described in paragraph 15 of this Interim Order. Distribution to such persons shall be to their addresses as they appear on the books and records of Kirkland or its registrar and transfer agent at the close of business on the Record Date.

17. THIS COURT ORDERS that accidental failure or omission by Kirkland to give notice of the Kirkland Meeting or to distribute the Meeting Materials or Court Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Kirkland, or the non-receipt of such notice shall, subject to further order of this Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Kirkland Meeting. If any such failure or omission is brought to the attention of Kirkland, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

18. THIS COURT ORDERS that Kirkland is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials and Court Materials, as Kirkland may determine in accordance with the terms of the Merger Agreement ("Additional Information"), and that notice of such Additional Information may, subject to paragraph 12, above, be distributed by press release, newspaper advertisement, pre-paid ordinary mail, or by the method most reasonably practicable in the circumstances, as Kirkland may determine.

19. THIS COURT ORDERS that distribution of the Meeting Materials and Court Materials pursuant to paragraphs 15 and 16 of this Interim Order shall constitute notice of the Kirkland Meeting and good and sufficient service of the within Application upon the persons described in paragraphs 15 and 16 and that those persons are bound by any orders made on the within Application. Further, no other form of service of the Meeting Materials or the Court Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Kirkland Meeting to such persons or to any other persons, except to the extent required by paragraph 12 above.

Solicitation and Revocation of Proxies

20. THIS COURT ORDERS that Kirkland is authorized to use the letter of transmittal, voting instruction forms, and forms of proxies, substantially in the form of the drafts accompanying the Circular, with such amendments and additional information as Kirkland may determine are necessary or desirable, subject to the terms of the Merger Agreement. Kirkland is authorized, at its expense, to solicit proxies, directly or through its officers, directors or employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. Kirkland may waive generally, in its discretion, the time limits set out in the Circular for the deposit or revocation of proxies by Kirkland Shareholders, if Kirkland deems it advisable to do so.

21. THIS COURT ORDERS that Kirkland Shareholders shall be entitled to revoke their proxies in accordance with section 110(4) of the OBCA (except as the procedures of that section are varied by this paragraph) provided that any instruments in writing delivered pursuant to section 110(4)(a) of the OBCA must be delivered to the offices of TSX Trust, at 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4Y1, Attention: Proxy Department, at any time up to and including the close of business on the last business day preceding the day of the Kirkland Meeting, or any adjournment or postponement thereof. Kirkland Shareholders may also revoke their proxy as described in the Circular, including:

(a) Registered Kirkland Shareholders, or duly appointed proxy holders, may revoke a proxy by:

(i) voting again on the Internet or by phone at any time up to 11:00 a.m. (Toronto time) on November 24, 2021 (or by 11:00 a.m. (Toronto time) on the day other than a Saturday, Sunday or statutory or civic holiday which is at least 48 hours prior to any adjourned or postponed Kirkland Meeting);

(ii) completing a form of proxy that is dated later than the form of proxy being changed, and mailing it or faxing it as instructed on the form of proxy so that it is received before 11:00 a.m. (Toronto time) on November 24, 2021 (or by 11:00 a.m. (Toronto time) on the day other than a Saturday, Sunday or statutory or civic holiday which is at least 48 hours prior to any adjourned or postponed Kirkland Meeting); or

(iii) by voting at the Kirkland Meeting via the Virtual Platform.

(b) Non-Registered Kirkland Shareholders (other than (i) Non-Registered Kirkland Shareholders that have appointed themselves as proxy holders; or (ii) Holders of Kirkland CDIs) that wish to change their vote must arrange for their respective Intermediaries to revoke the proxy on their behalf in accordance with any requirements of the Intermediaries; and

(c) Holders of Kirkland CDIs that wish to change their vote must arrange for CDN to revoke the proxy on their behalf in accordance with any requirements of CDN.

Kirkland Shareholders may also revoke their proxies by any other method permitted by applicable law.

22. THIS COURT ORDERS that the only persons entitled to vote in person or by proxy on the Arrangement Resolution, or on such other business as may be properly brought before the Kirkland Meeting, shall be those Kirkland Shareholders who hold Kirkland Shares as of the close of business on the Record Date. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

23. THIS COURT ORDERS that votes shall be taken at the Kirkland Meeting on the basis of one vote per Kirkland Share. In order for the Plan of Arrangement to be implemented, subject to further Order of this Court, the Arrangement Resolution must be passed, with or without variation, at the Kirkland Meeting by an affirmative vote of at least two-thirds (66 2/3%) of the votes cast in respect of the Arrangement Resolution at the Kirkland Meeting in person or by proxy by the Kirkland Shareholders entitled to vote at the Kirkland Meeting. Such votes shall be sufficient to authorize Kirkland to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Circular without the necessity of any further approval by the Kirkland Shareholders, subject only to final approval of the Arrangement by this Court.

24. THIS COURT ORDERS that in respect of matters properly brought before the Kirkland Meeting pertaining to items of business affecting Kirkland (other than in respect of the Arrangement Resolution), each Kirkland Shareholder is entitled to one vote for each Kirkland Share held.

Dissent Rights

25. THIS COURT ORDERS that each registered Kirkland Shareholder entitled to vote at the Kirkland Meeting shall be entitled to exercise Dissent Rights in connection with the Arrangement Resolution in accordance with section 185 of the OBCA (except as the procedures of that section are varied by this Interim Order and the Plan of Arrangement) provided that, notwithstanding subsection 185(6) of the OBCA, any Kirkland Shareholder who wishes to dissent must, as a condition precedent thereto, provide written objection to the Arrangement Resolution to Kirkland in the form required by section 185 of the OBCA and the Merger Agreement, which written objection must be received by Kirkland at Suite 2800, 200 Bay Street, Toronto, Ontario, Canada M5J 2J1, Attention: Jennifer Wagner, Executive Vice President, Corporate Affairs and Sustainability, with a copy to Cassels Brock & Blackwell LLP, 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada M5H 3C2, Attention: Lara Jackson and John Picone, not later than 4:00 p.m. (Toronto time) on the last business day that is two (2) business days immediately preceding the Kirkland Meeting (or any adjournment or postponement thereof), and must otherwise strictly comply with the requirements of the OBCA. For purposes of these proceedings, the "court" referred to in section 185 of the OBCA means this Court.

26. THIS COURT ORDERS that, consistent with section 185(4) of the OBCA, Kirkland shall be required to offer to pay fair value, as of the close of business on the day prior to approval of the Arrangement Resolution, for Kirkland Shares held by Kirkland Shareholders who duly exercise Dissent Rights, and to pay the amount to which such Kirkland Shareholders may be entitled pursuant to the terms of the Plan of Arrangement.

27. THIS COURT ORDERS that any Kirkland Shareholder who duly exercises such Dissent Rights set out in paragraph 25 above and who:

(i) is ultimately determined by this Court to be entitled to be paid fair value for his, her or its Kirkland Shares, shall be deemed to have transferred those Kirkland Shares as of the Effective Time, without any further act or formality and free and clear of all liens, claims, encumbrances, charges, adverse interests or security interests to Kirkland for cancellation in consideration for a payment of cash from Kirkland equal to such fair value; or

(ii) is for any reason ultimately determined by this Court not to be entitled to be paid fair value for his, her or its Kirkland Shares pursuant to the exercise of the Dissent Right, shall be deemed to have participated in the Arrangement on the same basis and at the same time as any non- dissenting Kirkland Shareholder;

but in no case shall Kirkland, Agnico or any other person be required to recognize such Kirkland Shareholders as holders of Kirkland Shares at or after the date upon which the Arrangement becomes effective and the names of such Kirkland Shareholders shall be deleted from Kirkland's register of Kirkland Shareholders at that time.

Hearing of Application for Approval of the Arrangement

28. THIS COURT ORDERS that upon approval by the Kirkland Shareholders of the Plan of Arrangement in the manner set forth in this Interim Order, Kirkland may apply to this Court for final approval of the Arrangement, at a hearing at which the substantive and procedural fairness of the Arrangement is considered and at which the Kirkland Shareholders have the right to appear, subject to paragraph 31.

29. THIS COURT ORDERS that distribution of the Notice of Application and the Interim Order in the Circular, when sent in accordance with paragraphs 15 and 16 shall constitute good and sufficient service of the Notice of Application and this Interim Order and no other form of service need be effected and no other material need be served unless a Notice of Appearance is served in accordance with paragraph 30.

30. THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on the solicitors for Kirkland, with a copy to counsel for Agnico, as soon as reasonably practicable, and, in any event, by 4:00 p.m. (Toronto time) on the last business day that is two (2) business days immediately before the hearing of this Application at the following addresses:

Cassels Brock & Blackwell LLP		Davies Ward Phillips & Vineberg LLP
Scotia Plaza, Suite 2100		155 Wellington Street West
40 King Street West		Toronto, ON M5V 3J7
Toronto, Ontario M5H 3C2

Lara Jackson		Matthew Milne-Smith
Tel:	416.860.2907	Tel: 416.863.5595
ljackson@cassels.com		mmilne-smith@dwpv.com

John Picone
Tel:	416.640.6041
jpicone@cassels.com

31. THIS COURT ORDERS that, subject to further order of this Court, the only persons entitled to appear and be heard at the hearing of the within application shall be:

(i) Kirkland;

(ii) Agnico;

(iii) the Director; and

(iv) any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order and the Rules of Civil Procedure.

32. THIS COURT ORDERS that any materials to be filed by Kirkland in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Court.

33. THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons who served and filed a Notice of Appearance in accordance with paragraph 30 shall be entitled to be given notice of the adjourned date.

Service and Notice

34. THIS COURT ORDERS that the Applicants and their counsel are at liberty to serve or distribute this Order, any other materials and orders as may be reasonably required in these proceedings, including any notices, or other correspondence, by forwarding true copies thereof by electronic message to Kirkland Shareholders, holders of Kirkland Options, holders of Kirkland PSUs, holders of Kirkland RSUs, holders of Kirkland DSUs, creditors or other interested parties and their advisors. For greater certainty, any such distribution or service shall be deemed to be in satisfaction of a legal or juridical obligation, and notice requirements within the meaning of clause 3(c) of the Electronic Commerce Protection Regulations, Reg. 81000-2-175 (SOR/DORS).

Precedence

35. THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the Kirkland Shares, Kirkland Options, Kirkland PSUs, Kirkland RSUs, Kirkland DSUs, or the articles or by- laws of Kirkland, this Interim Order shall govern.

Extra-Territorial Assistance

36. THIS COURT seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States, Australia or other country to act in aid of and to assist this Court in carrying out the terms of this Interim Order.

Variance

37. THIS COURT ORDERS that Kirkland shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Court may direct.

Enforceability

38. THIS COURT ORDERS that this Interim Order is effective and enforceable once signed without any further need for entry and filing.

(Signature of Judge)

Court File No.: CV-21-00670974-00CL

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING KIRKLAND LAKE GOLD LTD.

Applicant

ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST PROCEEDING COMMENCED AT TORONTO

INTERIM ORDER

CASSELS BROCK & BLACKWELL LLP

2100 Scotia Plaza

40 King Street West

Toronto, ON M5H 3C2

Lara Jackson LSO#: 41858M

Tel : 416.860.2907 ljackson@cassels.com

John M. Picone LSO#: 58406N

Tel: 416.640.6041 jpicone@cassels.com

Stephanie Voudouris LSO#: 65752M

Tel: 416.860.6617 svoudouris@cassels.com

Lawyers for the Applicant

APPENDIX D

NOTICE OF APPLICATION FOR FINAL ORDER

(see attached)

Court File No./N° du dossier du greffe: CV-21-00670974-00CL

Court File No.

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT, R.S.O. 1990, c. B.16, AS AMENDED AND RULES 14.05(2), 14.05(3)(f), AND 14.05(3)(g) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING KIRKLAND LAKE GOLD LTD., ITS SECURITYHOLDERS AND AGNICO EAGLE MINES LIMITED

KIRKLAND LAKE GOLD LTD.

Applicant

NOTICE OF APPLICATION

TO THE RESPONDENTS

A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicant. The claim made by the Applicant appears on the following page.

THIS APPLICATION will come on for a hearing

☐ In writing

☐ In person

☐ By telephone conference

☒ By video conference

at 330 University Avenue, Toronto, before a judge presiding over the Commercial List, on December 1, 2021 at 9:30 a.m. or as soon after that time as the matter can be heard.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the Applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

Electronically issued / Délivré par voie électronique : 26-Oct-2021	Court File No./N° du dossier du greffe: CV-21-00670974-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the Applicant's lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but at least four days before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date	October 26, 2021	Issued by
Local Registrar

		Address of	Superior Court of Justice
		court office:	330 University Avenue, 9th Floor Toronto ON M5G 1R7

TO:	ALL HOLDERS OF COMMON SHARES, OPTIONS, PERFORMANCE SHARE UNITS, RESTRICTED SHARE UNITS, AND DEFERRED SHARE UNITS OF KIRKLAND LAKE GOLD LTD.

AND TO:	THE DIRECTORS OF KIRKLAND LAKE GOLD LTD.

AND TO:	THE AUDITORS OF KIRKLAND LAKE GOLD LTD.

AND TO:	THE DIRECTOR UNDER THE BUSINESS CORPORATIONS ACT (ONTARIO)

AND TO:	DAVIES WARD PHILLIPS & VINEBERG LLP 155 Wellington Street West Toronto ON M5V 3J7

Matthew Milne-Smith LSO#: 44266P
Tel: 416.863.5595 mmilne-smith@dwpv.com

Lawyers for Agnico Eagle Mines Limited

Electronically issued / Délivré par voie électronique : 26-Oct-2021	Court File No./N° du dossier du greffe: CV-21-00670974-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

APPLICATION

1. The applicant makes application for:

(a) an Interim Order for advice and directions pursuant to subsection 182(5) of the Business Corporations Act, R.S.O. 1990, c. B.16, as amended, (the "OBCA") with respect to notice and conduct of a special meeting (the "Kirkland Meeting") of the holders of common shares (the "Kirkland Shares") of Kirkland Lake Gold Ltd. ("Kirkland") and such other matters pertaining to a proposed arrangement (the "Arrangement") under a plan of arrangement (the "Plan of Arrangement") involving Kirkland, its securityholders and the acquirer Agnico Eagle Mines Limited ("Agnico");

(b) a Final Order pursuant to subsections 182(3) and 182(5) of the OBCA approving the Arrangement if it is adopted and approved by the holders of Kirkland Shares (the "Kirkland Shareholders") at the Kirkland Meeting, substantially in the form to be described in the joint management information circular (the "Circular") to be distributed to Kirkland Shareholders;

(c) an order abridging the time for the service and filing of, or dispensing with service of, this Notice of Application and related materials, if necessary; and

(d) such further and other relief as this Court may deem just.

2. The grounds for the application are:

(a) Kirkland is a senior gold mining, development and exploration company with a diversified portfolio of assets located in Canada and Australia with a significant pipeline of high-quality exploration projects;

Electronically issued / Délivré par voie électronique : 26-Oct-2021	Court File No./N° du dossier du greffe: CV-21-00670974-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

(b) Kirkland is a corporation organized under the OBCA. Its head office and registered office are located in Toronto, Ontario;

(c) Kirkland is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. The common shares of Kirkland (the "Kirkland Shares") trade on the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the "NYSE") under the trading symbol "KL" and via CHESS Depositary Interests on the Australian Securities Exchange under the trading symbol "KLA";

(d) Kirkland also has options ("Kirkland Options"), performance share units ("Kirkland PSUs"), restricted share units ("Kirkland RSUs"), and deferred share units ("Kirkland DSUs") outstanding;

(e) Agnico is a senior Canadian gold mining company that has produced precious metals since 1957. Its operating mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States, Sweden and Colombia;

(f) Agnico is a corporation organized under the OBCA. Its head office and registered office are located in Toronto, Ontario;

(g) Agnico is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, Northwest Territories, Yukon and Nunavut. The common shares of Agnico (the "Agnico Shares") trade on the TSX and the NYSE under the trading symbol "AEM";

Electronically issued / Délivré par voie électronique : 26-Oct-2021	Court File No./N° du dossier du greffe: CV-21-00670974-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

(h) on September 28, 2021, Agnico and Kirkland entered into a merger agreement (as amended, supplemented or otherwise modified from time to time, the "Merger Agreement") pursuant to which, subject to the terms and conditions set out therein, they agreed to undertake the Arrangement;

(i) the Arrangement is a "merger-of-equals" between Agnico and Kirkland to be effected by way of an acquisition by Agnico of all of the issued and outstanding Kirkland Shares (other than Kirkland Shares held by dissenting shareholders, if any) in exchange for Agnico Shares by way of a court-approved Plan of Arrangement under section 182 of the OBCA;

(j) under the Arrangement, each Kirkland Shareholder (other than any dissenting Kirkland Shareholders) will receive 0.7935 (the "Exchange Ratio") of an Agnico Share for each Kirkland Share held. If the Arrangement is completed, Kirkland will be a wholly-owned subsidiary of Agnico;

(k) former Agnico Shareholders and former Kirkland Shareholders are expected to own approximately 54% and 46% of the shares of Agnico, respectively, immediately after completion of the Arrangement (on a non-diluted basis);

(l) under the Arrangement, (i) holders of Kirkland Options will be entitled to receive replacement options of Agnico which, once vested in accordance with their terms, will become exercisable for Agnico Shares based on the Exchange Ratio; (ii) each Kirkland RSU and Kirkland PSU will continue on the same terms following completion of the Arrangement, except that such units will entitle the holder to receive pursuant to its terms, in cash or shares, a payment equal to the market price on the date of vesting of such number of Agnico Shares as is equal to the number of Kirkland Shares subject to such units immediately prior to the Arrangement multiplied by the Exchange Ratio and, in the case of the Kirkland PSUs, to reflect that any payments to be made in shares on the redemption or settlement of such units will be calculated by reference to the Agnico Shares subject to such units having a minimum payout factor equal to that in effect as of the close of markets on September 24, 2021; and (iii) each Kirkland DSU held by the Kirkland directors joining the Agnico board of directors will continue on the same terms following completion of the Arrangement, except that any cash payments to be made on the redemption or settlement of such units will be calculated by reference to the Agnico Shares and adjusted by the Exchange Ratio, and each Kirkland DSU held by Kirkland directors not joining the Agnico board of directors will be transferred to Kirkland and cancelled in exchange for a cash payment equal to the fair market value of such unit immediately prior to the Arrangement;

Electronically issued / Délivré par voie électronique : 26-Oct-2021	Court File No./N° du dossier du greffe: CV-21-00670974-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

(m) pursuant to the Merger Agreement (and subject to the approval of this Court and other conditions set out in the Merger Agreement), to be effective, the resolution approving the Arrangement must be approved by at least two-thirds (66 2/3%) of the votes cast by Kirkland Shareholders present (virtually) or represented by proxy and entitled to vote at the Kirkland Meeting;

(n) The Arrangement is an "arrangement" within the meaning of subsection 182(1) of the OBCA;

Electronically issued / Délivré par voie électronique : 26-Oct-2021	Court File No./N° du dossier du greffe: CV-21-00670974-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

(o) the Arrangement is procedurally and substantively fair and reasonable;

(p) all statutory requirements under the OBCA have been or will be fulfilled by the return date of this application;

(q) the directions set out and the approvals required pursuant to the Interim Order will be followed and obtained by the return date of this application;

(r) service in these proceedings on persons outside of Ontario will be effected pursuant to Rule 17.02(n) of the Rules of Civil Procedure and the Interim Order;

(s) the proposed Arrangement is in the best interests of Kirkland, is fair and reasonable and is in the best interests of Kirkland Shareholders and other affected parties and this application is brought in good faith;

(t) this application has a material connection to the Toronto Region in that, among other things, (i) Kirkland is an OBCA corporation, its head office and registered office are located in Toronto and the Kirkland Shares are listed for trading on the TSX; (ii) Agnico is an OBCA corporation, its head office and registered office are located in Toronto and the Agnico Shares are listed for trading on the TSX; and (iii) the auditors for Kirkland and Agnico are located in Toronto;

(u) if made, the Final Order approving, among other things, the procedural and substantive fairness of the terms and conditions of the Arrangement, will constitute the basis for reliance on the exemption available under section 3(a)(10) of the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder and pursuant to similar exemptions under applicable U.S. state securities laws;

Electronically issued / Délivré par voie électronique : 26-Oct-2021	Court File No./N° du dossier du greffe: CV-21-00670974-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

(v) sections 182 and 185 of the OBCA and rules 1.04, 1.05, 3.02, 14.05, 17.02, and 38 of the Rules of Civil Procedure; and

(w) such further and other grounds as counsel may advise and this Court may permit.

3. The following documentary evidence will be used at the hearing of the application:

(a) an affidavit in support of the Interim Order and the Final Order, to be sworn and filed in this proceeding, and the exhibits (including the Circular and the Plan of Arrangement) attached thereto and other materials referenced therein;

(b) supplementary affidavits to be filed in respect of the Kirkland Meeting and compliance with the Interim Order, to be sworn; and

(c) such further and other evidence as counsel may advise and this Court may permit.

October 25, 2021

CASSELS BROCK & BLACKWELL LLP
2100 Scotia Plaza
40 King Street West
Toronto, ON M5H 3C2

Lara Jackson LSO#: 41858M
Tel: 416.860.2907
ljackson@cassels.com

John M. Picone LSO#: 58406N
Tel: 416.640.6041
jpicone@cassels.com

Stephanie Voudouris LSO#: 65752M
Tel: 416.860.6617
svoudouris@cassels.com

Lawyers for the Applicant

Electronically issued / Délivré par voie électronique : 26-Oct-2021	Court File No./N° du dossier du greffe: CV-21-00670974-00CL
Toronto Superior Court of Justice / Cour supérieure de justice	Court File No.

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING KIRKLAND LAKE GOLD LTD.

Applicant

ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST PROCEEDING COMMENCED AT TORONTO

NOTICE OF APPLICATION

CASSELS BROCK & BLACKWELL LLP

2100 Scotia Plaza

40 King Street West

Toronto, ON M5H 3C2

Lara Jackson LSO#: 41858M

Tel: 416.860.2907
ljackson@cassels.com

John M. Picone LSO#: 58406N

Tel: 416.640.6041
jpicone@cassels.com

Stephanie Voudouris LSO#: 65752M

Tel: 416.860.6617
svoudouris@cassels.com

Lawyers for the Applicant

APPENDIX E
PLAN OF ARRANGEMENT

UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT (Ontario)

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not otherwise defined shall have the respective meanings specified in the Merger Agreement and the following terms have the following meanings and grammatical variations of those terms have the corresponding meanings:

"Agnico" means Agnico Eagle Mines Limited and includes its successors and permitted assigns.

"Agnico Replacement Options" means the options to acquire Agnico Shares to be issued in exchange for Kirkland Options pursuant to this Plan of Arrangement.

"Agnico Shares" means the common shares in the capital of Agnico as constituted from time to time.

"Arrangement" means the arrangement of Kirkland under section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the terms of the Merger Agreement and this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of Agnico and Kirkland, each acting reasonably.

"Arrangement Resolution" means the special resolution of the Kirkland Shareholders approving the Arrangement to be considered at the Kirkland Meeting, substantially in the form and content of Schedule B to the Merger Agreement.

"Articles of Arrangement" means the articles of arrangement of Kirkland in respect of the Arrangement required by the OBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to Agnico and Kirkland, each acting reasonably.

"Business Day" means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario.

"CDN" means CHESS Depositary Nominees Pty Limited, the entity that provides depositary services in respect of the Kirkland CDIs.

"Certificate of Arrangement" means the certificate of arrangement to be issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement.

"Consideration" means the consideration to be received by each Kirkland Shareholder pursuant to this Plan of Arrangement in respect of each Kirkland Share that is issued and outstanding immediately prior to the Effective Time, consisting of Consideration Shares equal to the Exchange Ratio.

"Consideration Shares" means the Agnico Shares to be issued to the Kirkland Shareholders pursuant to the Arrangement.

"Continuing Kirkland Director" means the directors of Kirkland who were selected by the Parties to be appointed as directors of Agnico as of the Effective Time pursuant to section 2.12 of the Merger Agreement.

"Continuing Kirkland DSU" means any Kirkland DSU held by a Continuing Kirkland Director.

"Court" means the Ontario Superior Court of Justice (Commercial List), or other court as applicable.

"Depositary" means such Person as Agnico and Kirkland may appoint to act as depositary in relation to the Arrangement.

"Director" means the Director appointed pursuant to section 278 of the OBCA.

"Dissent Rights" has the meaning set out in Section 4.1.

"Dissenting Shareholder" means a registered holder of Kirkland Shares who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of such Kirkland Shares for which Dissent Rights are validly exercised and not withdrawn or deemed to have been withdrawn by such registered holder of Kirkland Shares.

"DRS Advice" has the meaning set out in Section 3.2.

"Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

"Effective Time" means 12:01 a.m. on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

"Exchange Ratio" means 0.7935 of an Agnico Share for each Kirkland Share, subject to adjustment pursuant to section 2.11 of the Merger Agreement and Section 3.4 hereof.

"Fair Market Value" with reference to: (a) a Kirkland Share means the volume weighted average price for such Kirkland Share on the TSX for the five (5) trading days immediately prior to the Effective Date; and (b) an Agnico Share means the amount that is the Fair Market Value of a Kirkland Share multiplied by the Exchange Ratio.

"Final Order" means the final order of the Court made pursuant to section 182 of the OBCA in form and substance acceptable to Agnico and Kirkland, each acting reasonably, approving the Arrangement, as such order may be amended, supplemented or varied by the Court (with the consent of both Agnico and Kirkland, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended, supplemented or varied on appeal; provided that any such amendment is acceptable to both Agnico and Kirkland, each acting reasonably.

"Governmental Entity" means: (a) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, ministry, agency or instrumentality, domestic or foreign; (b) any subdivision, agent, commission, bureau, board or authority or representative of any of the foregoing; (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation, executive, administrative or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange.

"In-The-Money Amount" means, in respect of a stock option, the amount, if any, by which the aggregate Fair Market Value at that time of the securities subject to the option exceeds the aggregate exercise price of such option.

"Interim Order" means the interim order of the Court made pursuant to section 182 of the OBCA in form and substance acceptable to Agnico and Kirkland, each acting reasonably, providing for, among other things, the calling and holding of the Kirkland Meeting, as such order may be amended, supplemented or varied by the Court with the consent of Agnico and Kirkland, each acting reasonably.

"Kirkland" means Kirkland Lake Gold Ltd. and includes its successors and permitted assigns.

"Kirkland CDI" means a Kirkland CHESS Depositary Interest (as defined in the Settlement Operating Rules of ASX), being a unit of beneficial ownership in a Kirkland Share that is registered in the name of CDN.

"Kirkland CDI Holders" means the holders of outstanding Kirkland CDIs.

"Kirkland DSU Plan" means Kirkland's deferred share unit plan for non-employee directors, as described in the Kirkland Public Disclosure.

"Kirkland DSUs" means the outstanding deferred share units issued pursuant to the Kirkland DSU Plan.

"Kirkland Equity Awards" means the Kirkland Options, Kirkland DSUs, Kirkland PSUs and Kirkland RSUs.

"Kirkland Legacy Option Plans" means the omnibus incentive plan of Kirkland Lake Gold Inc. prior to its arrangement with Kirkland on November 30, 2016 and the option plan of St. Andrew Goldfields Ltd., each as described in the Kirkland Public Disclosure.

"Kirkland LTIP" means the long term incentive plan established by Kirkland on January 1, 2017, as amended on December 8, 2017 and May 29, 2020, as described in the Kirkland Public Disclosure.

"Kirkland Meeting" means the special meeting of Kirkland Shareholders, including any adjournment or postponement thereof in accordance with the terms of the Merger Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Joint Circular and agreed to in writing by the Parties in accordance with the terms of the Merger Agreement.

"Kirkland Options" means the outstanding options to purchase Kirkland Shares granted under or otherwise subject to the Kirkland Legacy Option Plans.

"Kirkland PSUs" means the outstanding performance share units issued pursuant to the Kirkland LTIP.

"Kirkland RSUs" means the outstanding restricted share units issued pursuant to the Kirkland LTIP.

"Kirkland Shareholders" means the registered or beneficial holders of the Kirkland Shares (including, for the avoidance of doubt, the Kirkland CDI Holders), as the context requires.

"Kirkland Shares" means common shares in the capital of Kirkland as currently constituted and including, for greater certainty, where applicable, any corresponding Kirkland CDIs.

"Law" or "Laws" means, with respect to any Person, any and all applicable law (statutory, common or otherwise), statute, constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, notice, judgment, by-law, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise, and which shall include, for greater certainty, Environmental Laws.

"Letter of Transmittal" means the letter of transmittal to be delivered by Kirkland to Kirkland Shareholders for use in connection with the Arrangement.

"Lien" means any mortgage, pledge, hypothec, assignment, charge, lien, security interest, adverse interest in property, title retention agreement, adverse claim or right, or other third party interest or encumbrance of any kind whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

"Market Price" at any date in respect of the Agnico Shares shall be, the volume weighted average trading price of such Agnico Shares on the TSX for the five trading days ending on the last trading date immediately before the date on which the Market Price is determined. In the event that the Agnico Shares are not then listed and posted for trading on the TSX, the Market Price shall be the fair market value of such Agnico Shares as determined by the Agnico Board in its sole discretion.

"Market Value" means the volume weighted average trading price of the Agnico Shares calculated by dividing the total value by the total volume of the Agnico Shares on the TSX for the five consecutive trading days immediately prior to the date as of which Market Value is determined. If the Agnico Shares are not trading on the TSX, then the Market Value shall be determined in the same manner based on the trading price on such stock exchange or over-the-counter market on which the Agnico Shares are listed and posted for trading as may be selected for such purpose by the Agnico Board. In the event that the Agnico Shares are not listed and posted for trading on any stock exchange or over-the-counter market, the Market Value shall be the fair market value of such Agnico Shares as determined by the Agnico Board in its sole discretion.

"Merger Agreement" means the merger agreement dated as of September 28, 2021 between Kirkland and Agnico, including all schedules attached thereto, as may be amended, supplemented or otherwise modified from time to time in accordance with its terms.

"NYSE" means the New York Stock Exchange.

"OBCA" means the Business Corporations Act (Ontario).

"Parties" means Agnico and Kirkland, and "Party" means any one of them.

"Person" includes any individual, partnership, association, body corporate, limited liability company, organization, syndicate, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity) or any other entity, whether or not having legal status.

"Tax Act" means the Income Tax Act (Canada).

"TSX" means the Toronto Stock Exchange.

"U.S. Securities Act" means the United States Securities Act of 1933.

"U.S. Tax Code" means the United States Internal Revenue Code of 1986.

"U.S. Treasury Regulations" means the treasury regulations under the U.S. Tax Code.

1.2 Certain Rules of Interpretation

In this Plan of Arrangement, unless otherwise specified:

(a) Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(b) Currency. All references to dollars or to $ are references to United States dollars, unless otherwise specified. In the event that any amounts are required to be converted from a foreign currency to United States dollars or vice versa, such amounts shall be converted using the most recent closing exchange rate of the Bank of Canada available before the relevant calculation date.

(c) Gender and Number. Any words importing gender includes all genders, including the neuter gender. Words importing the singular number only include the plural and vice versa.

(d) Certain Phrases and References, etc.

(i) The words "including", "includes" and "include" mean "including (or includes or include) without limitation," and "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of."

(ii) Unless stated otherwise, "Article" and "Section" followed by a number or letter mean and refer to the specified Article or Section of this Plan of Arrangement.

(e) Statutes. Any reference to a law or statute refers to such law or statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended, supplemented, re-enacted or superseded, unless stated otherwise.

(f) Date for Action and Computation of Time.

(i) If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

(ii) A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

(g) Time References. Time is of the essence in this Plan of Arrangement. References to days means calendar days, unless stated otherwise. References to time are to local time, Toronto, Ontario, unless stated otherwise.

ARTICLE 2
EFFECT OF ARRANGEMENT

2.1 Merger Agreement

This Plan of Arrangement is made pursuant to, and is subject to, the provisions of the Merger Agreement and constitutes an arrangement as referred to in section 182 of the OBCA.

2.2 Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of a Certificate of Arrangement, will become effective, and be binding on the Parties, the Kirkland Shareholders (including Dissenting Shareholders), all holders of Kirkland Equity Awards, the registrar and transfer agent of Kirkland, the Depositary and all other Persons at and after the Effective Time, without any further act or formality required on the part of any Person.

ARTICLE 3
ARRANGEMENT

3.1 Arrangement

At the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order without any further authorization, act or formality, in each case, unless stated otherwise:

(a) each Kirkland Share held by a Dissenting Shareholder shall be, and shall be deemed to be, transferred by the holder thereof, free and clear of all Liens, to Kirkland for a debt claim against Kirkland (to be settled by Kirkland with its own available funds on hand and not funds directly or indirectly provided by Agnico or any Affiliate of Agnico) for the amount therefor determined under Article 4, and: (i) the name of such Dissenting Shareholder shall be removed from the register of the Kirkland Shareholders maintained by or on behalf of Kirkland and such Kirkland Share shall be cancelled and cease to be outstanding; and (ii) such Dissenting Shareholder shall cease to be the holder of such Kirkland Share or to have any rights as a Kirkland Shareholder other than the right to be paid the fair value for such Kirkland Share as set out in Article 4;

(b) each Kirkland Share outstanding immediately prior to the Effective Time (other than any Kirkland Share held by a Dissenting Shareholder and any Kirkland Shares held by Agnico or any of its Affiliates) shall be, and shall be deemed to be transferred by the holder thereof, free and clear of all Liens, to Agnico and, in consideration therefor, Agnico shall issue the Consideration for each Kirkland Share, subject to Section 3.3 and Article 5, and:

(i) the holders of such Kirkland Shares shall cease to be the holders of such Kirkland Shares and to have any rights as holders of such Kirkland Shares, other than the right to be paid the Consideration by Agnico in accordance with this Plan of Arrangement;

(ii) such holders' names shall be removed from the register of the Kirkland Shareholders maintained by or on behalf of Kirkland; and

(iii) Agnico shall be, and shall be deemed to be, the transferee of such Kirkland Shares, free and clear of all Liens, and shall be entered in the register of the Kirkland Shareholders maintained by or on behalf of Kirkland as the holder of such Kirkland Shares;

(c) simultaneously with the steps set out in Section 3.1(b):

(i) each Kirkland Option (whether vested or unvested) outstanding immediately prior to the Effective Time will be transferred by the holder thereof to Agnico in exchange for an Agnico Replacement Option exercisable to purchase from Agnico the number of Agnico Shares equal to the product of (A) the number of Kirkland Shares subject to the Kirkland Option immediately before the Effective Time, and (B) the Exchange Ratio, provided that if the foregoing would result in the issuance of a fraction of an Agnico Share on any particular exercise of Agnico Replacement Options, then the number of Agnico Shares otherwise issued shall be rounded down to the nearest whole number of Agnico Shares. The exercise price per Agnico Share subject to any such Agnico Replacement Option shall be an amount equal to the quotient of (X) the exercise price per Kirkland Share under the exchanged Kirkland Option immediately prior to the Effective Time divided by (Y) the Exchange Ratio (provided that the aggregate exercise price payable on any particular exercise of Agnico Replacement Options shall be rounded up to the nearest whole cent). It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the aforesaid exchange of options. Accordingly, and notwithstanding the foregoing, if required, the exercise price of an Agnico Replacement Option will be adjusted such that the In-The-Money Amount of the Agnico Replacement Option immediately after the exchange does not exceed the In-The-Money Amount of the Kirkland Option immediately before the exchange. All terms and conditions of an Agnico Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Kirkland Option for which it was exchanged, and shall be governed by the terms of the applicable Kirkland Legacy Option Plan and any document evidencing a Kirkland Option shall thereafter evidence and be deemed to evidence such Agnico Replacement Option;

(ii) each Kirkland RSU (whether vested or unvested) outstanding immediately prior to the Effective Time held by a holder shall remain outstanding in accordance with the terms of the Kirkland LTIP and, upon vesting of such Kirkland RSUs following the Effective Time, such Kirkland RSUs shall entitle the holder thereof to receive, pursuant to its terms in cash or shares in accordance with the terms of the Kirkland LTIP, a payment equal to the Market Price on the date of vesting of such number of Agnico Shares as is equal to (A) the number of Kirkland Shares subject to the Kirkland RSUs immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to the nearest whole number;

(iii) each Kirkland PSU (whether vested or unvested) outstanding immediately prior to the Effective Time held by a holder shall remain outstanding in accordance with the terms of the Kirkland LTIP and, upon vesting of such Kirkland PSUs following the Effective Time, such Kirkland PSUs shall entitle the holder thereof to receive, pursuant to its terms in cash or shares in accordance with the terms of the Kirkland LTIP, a payment equal to the Market Price on the date of vesting of such number of Agnico Shares as is equal to (A) the number of Kirkland Shares subject to the Kirkland PSUs immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to the nearest whole number, provided that the "payout factor" (as provided for under the Kirkland LTIP) following the Effective Time shall be adjusted by the Kirkland Board consistent with the terms of the Kirkland LTIP and shall be not less than the payout factor that would otherwise have applied to such Kirkland PSUs under the Kirkland LTIP as of the close of markets on September 24, 2021;

(iv) each Continuing Kirkland DSU (whether vested or unvested) outstanding immediately prior to the Effective Time held by a Continuing Kirkland Director shall remain outstanding in accordance with the terms of the Kirkland DSU Plan and, upon the redemption or settlement of such Continuing Kirkland DSUs following the Effective Time, such Continuing Kirkland DSUs shall entitle the Continuing Kirkland Director to receive, pursuant to the terms of the Kirkland DSU Plan, a payment equal to the Market Value on the date of redemption or settlement of such number of Agnico Shares as is equal to (A) the number of Kirkland Shares subject to the Continuing Kirkland DSUs immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to the nearest whole number; and

(v) each Kirkland DSU (whether vested or unvested), other than a Continuing Kirkland DSU, outstanding immediately prior to the Effective Time held by a holder shall be, and shall be deemed to be, transferred by such holder to Kirkland in exchange for a cash payment from Kirkland equal to the Fair Market Value immediately prior to the Effective Time (less any withholding or deduction on account of Taxes) and each such Kirkland DSU shall be immediately cancelled and (A) the holders of such Kirkland DSUs shall cease to be holders thereof and to have any rights as holders of such Kirkland DSUs, other than the right to receive the consideration to which they are entitled under this Section 3.1(c)(v), (B) such holders' names shall be removed from the register of Kirkland DSUs maintained by or on behalf of Kirkland, and (C) all agreements relating to the Kirkland DSUs (but excluding the Kirkland DSU Plan) shall be terminated and shall be of no further force and effect.

3.2 Post-Effective Time Procedures

Subject to the provisions of Article 5, and upon return of a properly completed Letter of Transmittal by a registered Kirkland Shareholder together with, as applicable, certificates or a direct registration statement (DRS) advice (a "DRS Advice") representing Kirkland Shares and such other documents as the Depositary may reasonably require, Kirkland Shareholders shall be entitled to receive delivery of certificates or a DRS Advice representing the Consideration Shares to which they are entitled pursuant to Section 3.1(b). All calculations and determinations by Agnico, Kirkland or the Depositary, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final and binding.

3.3 No Fractional Shares

(a) No fractional Agnico Shares shall be issued to Kirkland Shareholders. The number of Agnico Shares to be issued to Kirkland Shareholders shall be rounded down to the nearest whole Agnico Share in the event that any Kirkland Shareholder is otherwise entitled to a fractional share representing less than a whole Agnico Share.

(b) All Agnico Shares issued pursuant to this Plan of Arrangement shall be, and shall be deemed to be, validly issued and outstanding as fully paid and non-assessable shares.

3.4 Adjustment of Consideration

The Exchange Ratio, and any other dependent item set out in this Plan of Arrangement, shall be adjusted in the circumstances and in the manner described in section 2.11 of the Merger Agreement, except as may be otherwise agreed by the Parties.

3.5 U.S. Tax Matters

The Arrangement is intended to qualify as a reorganization within the meaning of section 368(a) of the U.S. Tax Code and the U.S. Treasury Regulations promulgated thereunder, and this Plan of Arrangement, is intended to be, and is hereby adopted as a "plan of reorganization" within the meaning of the U.S. Treasury Regulations promulgated under section 368 of the U.S. Tax Code. Each Party agrees to treat the Arrangement as a reorganization within the meaning of section 368(a) of the U.S. Tax Code for all United States federal income tax purposes, to treat the Merger Agreement, together with this Plan of Arrangement, as a "plan of reorganization" within the meaning of the U.S. Treasury Regulations promulgated under section 368 of the U.S. Tax Code, and to not take any position on any Tax Return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by Law.

3.6 U.S. Securities Law Matters

The Parties intend that this Plan of Arrangement be carried out such that, the issuance of the Consideration Shares to Kirkland Shareholders in exchange for the Kirkland Shares and the issuance of the Agnico Replacement Options to holders of Kirkland Options in exchange for such Kirkland Options upon completion of the Arrangement, pursuant to this Plan of Arrangement, qualifies for the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereunder and pursuant to similar exemptions under applicable U.S. state securities laws.

ARTICLE 4
DISSENT RIGHTS

4.1 Dissent Rights

Each registered Kirkland Shareholder may exercise dissent rights ("Dissent Rights") with respect to Kirkland Shares held by such Kirkland Shareholder in connection with the Arrangement pursuant to and in the manner set forth in section 185 of the OBCA, as modified by the Interim Order and this Section 4.1; provided, however, that the written notice setting forth the objection of such registered Kirkland Shareholder to the Arrangement Resolution must be received by Kirkland not later than 4:00 p.m. on the day that is two Business Days immediately preceding the date of the Kirkland Meeting (as it may be adjourned or postponed from time to time). Dissenting Shareholders who duly exercise their Dissent Rights in accordance with this Section 4.1, shall be deemed to have transferred all Kirkland Shares held by them and in respect of which Dissent Rights have been validly exercised, to Kirkland, free and clear of all Liens, as provided in Section 3.1(a) and if they:

(a) are ultimately entitled to be paid fair value for their Kirkland Shares from Kirkland: (i) shall be deemed not to have participated in the transactions in respect of such Kirkland Shares in Article 3 (other than Section 3.1(a)); (ii) shall be entitled to be paid the fair value of such Kirkland Shares by Kirkland (with Kirkland funds and not funds directly or indirectly provided by Agnico or any Affiliate of Agnico), which fair value, notwithstanding anything to the contrary contained in Part XIV of the OBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted; and (iii) shall not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement if such Dissenting Shareholders had not exercised their Dissent Rights in respect of such Kirkland Shares; or

(b) are ultimately not entitled, for any reason, to be paid fair value for their Kirkland Shares, such Dissenting Shareholders shall be deemed to have participated in the Arrangement on the same terms as a non‐dissenting holder of Kirkland Shares and shall be entitled to receive only the Consideration contemplated by Section 3.1(b) that such Dissenting Shareholders would have received pursuant to the Arrangement if such Dissenting Shareholders had not exercised their Dissent Rights.

4.2 Recognition of Dissenting Shareholders

(a) In no circumstances shall the Parties or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of Kirkland Shares in respect of which such Dissent Rights are purported to be exercised.

(b) For greater certainty, in no case shall the Parties or any other Person be required to recognize any Dissenting Shareholder as a holder of Kirkland Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 3.1(a), and the name of such Dissenting Shareholder shall be removed from the register of Kirkland Shareholders maintained by or on behalf of Kirkland as to those Kirkland Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 3.1(a) occurs. In addition to any other restrictions in the Interim Order and under section 185 of the OBCA, for greater certainty, none of the following Persons shall be entitled to exercise Dissent Rights: (i) any holder of Kirkland Equity Awards; (ii) any Person (including any beneficial owner of Kirkland Shares) who is not a registered holder of Kirkland Shares; and (iii) any Kirkland Shareholder who votes or has instructed a proxyholder to vote its Kirkland Shares in favour of the Arrangement Resolution.

ARTICLE 5
DELIVERY OF CONSIDERATION

5.1 Payment of Consideration

(a) Following the receipt of the Final Order and on the day immediately prior to the Effective Date, prior to the filing by Kirkland of the Articles of Arrangement with the Director, Agnico shall deposit in escrow with the Depositary sufficient Consideration Shares (and any treasury directions addressed to Agnico's transfer agent as may be necessary) to satisfy the aggregate Consideration payable to Kirkland Shareholders (other than Dissenting Shareholders) under the Arrangement and in accordance with this Plan of Arrangement, which Consideration Shares shall be held by the Depositary as agent and nominee for such Kirkland Shareholders for delivery to such Kirkland Shareholders in accordance with the provisions of this Article 5.

(b) As soon as practicable after the later of the Effective Date and the surrender to the Depositary for cancellation of a certificate or a DRS Advice that immediately before the Effective Time represented one or more outstanding Kirkland Shares that were transferred under Section 3.1(b), together with a duly completed Letter of Transmittal and such other documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate or DRS Advice shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate or DRS Advice representing the Consideration Shares that such holder thereof is entitled to receive in accordance with Section 3.1(b), less any amounts withheld pursuant to Section 5.5.

(c) After the Effective Time and until surrendered for cancellation as contemplated by this Section 5.1, each certificate or DRS Advice that immediately prior to the Effective Time represented one or more Kirkland Shares (other than any Kirkland Share held by a Dissenting Shareholder and Kirkland Shares held by Agnico or any of its Affiliates) shall be deemed at all times to represent only the right to receive in exchange therefor a certificate or a DRS Advice representing Consideration Shares, less any amounts withheld pursuant to Section 5.5.

5.2 Lost Certificates

In the event any certificate that immediately prior to the Effective Time represented one or more outstanding Kirkland Shares that were exchanged in accordance with Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the Consideration to which such holder is entitled to receive in accordance with Section 3.1. When authorizing such delivery in exchange for such lost, stolen or destroyed certificate, the holder to whom such Consideration is to be delivered shall, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to Agnico and the Depositary, each acting reasonably, in such amount as Agnico may direct, or otherwise indemnify Agnico, Kirkland and the Depositary in a manner satisfactory to Agnico, Kirkland and the Depositary, each acting reasonably, against any claim that may be made against a Party or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3 Extinction of Rights

If (a) any former Kirkland Shareholder fails to deliver to the Depositary the certificates, documents or instruments required to be delivered to the Depositary under Section 5.1 or Section 5.2 in order for such former Kirkland Shareholder to receive the Consideration which such former holder is entitled to receive pursuant to Section 3.1, or (b) any payment made by way of cheque by the Depositary pursuant to this Plan of Arrangement has not been deposited or has been returned to the Depositary or otherwise remains unclaimed, in each case, on or before the third anniversary of the Effective Date, then on the third anniversary of the Effective Date (i) such former Kirkland Shareholder will be deemed to have donated and forfeited to Agnico or its successors, all such Consideration held by the Depositary in trust for such former holder to which such former holder is entitled, (ii) any certificate, DRS Advice or other documentation representing Kirkland Shares formerly held by such former holder shall cease to represent a claim or any interest of any nature whatsoever and will be deemed to have been surrendered to Agnico and will be cancelled, (iii) any payment made by way of cheque and any other right or claim to payment hereunder that remains outstanding will cease to represent a claim or any interest of any nature whatsoever and will be deemed to have been surrendered to Agnico and shall be paid over by the Depositary to Agnico or as directed by Agnico, and (iv) the Consideration Shares which such former Kirkland Shareholder was entitled to receive shall be automatically transferred to Agnico and the certificates, documents or other instruments representing such Consideration Shares shall be delivered by the Depositary to Agnico for cancellation and the interest of such former Kirkland Shareholder in such Consideration Shares shall be terminated. None of the Parties, or any of their respective successors, will be liable to any Person in respect of any Consideration (including any consideration previously held by the Depositary in trust for any such former holder) which is forfeited to Agnico or Kirkland or delivered to any public official pursuant to any applicable abandoned property, escheat or similar Law.

5.4 Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Agnico Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Kirkland Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2, as applicable. Subject to Law and Sections 5.3 and 5.5, at the time of such compliance, there shall, in addition to the delivery of the Consideration to which such holder is entitled pursuant to the Plan of Arrangement, be delivered to such holder, without interest, a cheque for the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Agnico Shares.

5.5 Withholding Rights

(a) Agnico, Kirkland, the Depositary and any other Person that makes a payment under this Plan of Arrangement, as applicable, shall be entitled to deduct or withhold (or cause to be deducted or withheld) from any amounts payable or otherwise deliverable to any Person pursuant to this Plan of Arrangement, including Kirkland Shareholders exercising Dissent Rights, and from all dividends, distributions or other amounts otherwise payable to any former Kirkland Shareholders or holders of Kirkland Equity Awards, such Taxes or other amounts as Agnico, Kirkland, the Depositary or such other Persons are or may be required, entitled or permitted to deduct or withhold with respect to such payment under the Tax Act, or any other provisions of any Laws. To the extent that Taxes or other amounts are so deducted or withheld, such deducted or withheld Taxes or other amounts shall be treated for all purposes under this Plan of Arrangement as having been paid to the Person in respect of which such deduction or withholding was made, provided that such deducted or withheld Taxes or other amounts are actually remitted to the appropriate Governmental Entity.

(b) Each of Agnico, Kirkland, the Depositary or any other Person that makes a payment under this Plan of Arrangement, as applicable, is hereby authorized to sell or otherwise dispose, on behalf of a Person, such portion of any Consideration Shares or other security otherwise deliverable to such Person under this Plan of Arrangement, as is necessary to provide sufficient funds (after deducting commissions payable and other costs and expenses) to Agnico, Kirkland, the Depositary or such other Person, as the case may be, to enable it to comply with any deduction or withholding permitted or required under Section 5.5(a), and Agnico, Kirkland, the Depositary or such other Person, as applicable, shall notify such Person and remit the applicable portion of the net proceeds of such sale to the appropriate Governmental Entity and, if applicable, any portion of such net proceeds that is not required to be so remitted shall be paid to such Person. None of Agnico, Kirkland, the Depositary or any other Person will be liable for any loss arising out of any sale under this Section 5.5.

5.6 No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

5.7 Illegality of Delivery of Consideration Shares

Notwithstanding any other provision of this Plan of Arrangement, if it appears to Agnico that it would be contrary to Law to issue Consideration Shares pursuant to the Arrangement to any Kirkland Shareholder that is not a resident in Canada or the United States, respectively, the Consideration Shares that otherwise would be issued to that Person may be issued by Agnico to the Depositary or another nominee appointed by Agnico acting as agent for that Person. The Consideration Shares so issued to the Depositary or such nominee, as applicable, will be sold on behalf of that Person as soon as practicable after the Effective Date in the normal course of trading on the TSX and/or the NYSE, on such dates and at such prices as the Depositary or the nominee, as applicable, determines in its sole discretion as agent for such Person. Each such Person shall be entitled to receive a pro rata share of the proceeds of sale (after withholding or deducting any applicable Taxes) of such Consideration Shares on the basis of each such Person's Consideration Shares held by the Depositary or nominee on behalf of such Person and in full satisfaction of such Person's Consideration Shares held by the Depositary or nominee on behalf of such Person. The net proceeds of such sale will be remitted to such Person in the same manner as any other cash payments pursuant to this Article 5. None of Agnico, Kirkland, the Depositary or any other Person will be liable for any loss arising out of or in connection with any such sales. For all tax purposes, such Person shall be treated as receiving such Consideration Shares on the Effective Date and then selling such Consideration Shares on the TSX and/or NYSE after the Effective Date.

5.8 Interest

 Under no circumstances shall interest accrue or be paid by Agnico, Kirkland, the Depositary or any other Person to Persons depositing certificates or DRS Advices pursuant to this Plan of Arrangement in respect of Kirkland Shares, or former holders of Kirkland Equity Awards, regardless of any delay in making any payment contemplated hereunder.

ARTICLE 6
AMENDMENTS

6.1 Amendments to Plan of Arrangement

(a) Agnico and Kirkland may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by Agnico and Kirkland, each acting reasonably, (iii) filed with the Court and, if made following the Kirkland Meeting, approved by the Court, and (iv) communicated to Kirkland Shareholders if and as required by the Court.

(b) Any amendment, modification and/or supplement to this Plan of Arrangement, if approved by Agnico and Kirkland, each acting reasonably, may be proposed by Agnico or Kirkland at any time prior to the Kirkland Meeting, with or without any other prior notice or communication, and, if so proposed and accepted by the Persons voting at the Kirkland Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification and/or supplement to this Plan of Arrangement that is approved or directed by the Court following the Kirkland Meeting shall be effective only if (i) it is consented to in writing by the Parties, each acting reasonably, and (ii) if required by the Court, it is consented to by some or all of the Kirkland Shareholders voting in the manner directed by the Court.

(d) Any amendment, modification and/or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Agnico provided that it concerns a matter which, in the reasonable opinion of Agnico, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of Kirkland Shares or Kirkland Equity Awards.

(e) Notwithstanding anything in this Plan of Arrangement or the Merger Agreement, Agnico and Kirkland shall be entitled at any time prior to or following the Kirkland Meeting or the Agnico Meeting to modify this Plan of Arrangement with respect to any Pre-Arrangement Reorganization effected in accordance with the terms of the Merger Agreement without any prior notice or communication or approval of the Court, the Kirkland Shareholders, the Agnico Shareholders or the holders of the Kirkland Equity Awards, provided such modifications are not adverse to the financial or economic interests of the Kirkland Shareholders, the Agnico Shareholders or the holders of the Kirkland Equity Awards entitled to receive the applicable consideration under Section 3.1.

ARTICLE 7
TERMINATION

7.1 Termination

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Merger Agreement. Upon the termination of this Plan of Arrangement pursuant to section 7.2 of the Merger Agreement, no Party shall have any liability or further obligation to any other Party or Person hereunder other than as set out in the Merger Agreement.

ARTICLE 8
FURTHER ASSURANCES

8.1 Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of Agnico and Kirkland will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

8.2 Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Kirkland Shares and Kirkland Equity Awards issued or outstanding prior to the Effective Time, (b) the rights and obligations of the Kirkland Shareholders, holders of Kirkland Equity Awards, Kirkland, Agnico, the Depositary and any registrar or transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Kirkland Shares and Kirkland Equity Awards shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

APPENDIX F

CIBC CAPITAL MARKETS FAIRNESS OPINION

(see attached)

CIBC World Markets Inc. 161 Bay Street, 7th Floor Toronto ON MHJ 2S8

September 27, 2021

The Special Committee of the Board of Directors

of Kirkland Lake Gold Ltd.

Royal Bank Plaza, South Tower

200 Bay Street, Suite 2800

Toronto, ON, M5J 2J1

Canada

To the Special Committee of the Board of Directors:

CIBC World Markets Inc. ("CIBC", "we", "us" or "our") understands that Kirkland Lake Gold Ltd. ("Kirkland" or the "Company") intends to enter into a merger agreement (the "Merger Agreement") with Agnico Eagle Mines Limited ("Agnico") pursuant to which, among other things, each outstanding common share of the Company will be exchanged for 0.7935 of a common share of Agnico (the "Exchange Ratio") (such transaction as a whole being defined herein as the "Proposed Transaction").

We further understand that pursuant to the Merger Agreement:

a) the Proposed Transaction will be effected by way of a plan of arrangement (the "Plan of Arrangement") under section 182 of the Business Corporations Act (Ontario);

b) the completion of the Proposed Transaction will be conditional upon, among other things, approval by:

i) at least two-thirds of the votes cast by the shareholders of Kirkland (the "Kirkland Shareholders") who are present in person or represented by proxy at the special meeting (the "Kirkland Special Meeting") of Kirkland Shareholders;

ii) a simple majority of the votes cast by the shareholders of Agnico (the "Agnico Shareholders") who are present in person or represented by proxy at the special meeting (the "Agnico Special Meeting" and together with the Kirkland Special Meeting, the "Special Meetings") of Agnico Shareholders; and

iii) the Ontario Superior Court of Justice.

c) the terms and conditions of the Proposed Transaction will be described in a joint management information circular and related documents of the Company and Agnico (collectively, the "Circular") that will be mailed to the Kirkland Shareholders and the Agnico Shareholders in connection with the Special Meetings.

Engagement of CIBC

By letter agreement dated August 30, 2021, (the "Engagement Agreement"), the special committee of the board of directors of the Company (the "Special Committee") retained CIBC to act as financial advisor to the Special Committee in connection with the Proposed Transaction. Pursuant to the Engagement Agreement, the Special Committee has requested that we prepare and deliver to them our written opinion (the "Opinion") as to the fairness, from a financial point of view, of the Exchange Ratio to the Kirkland Shareholders.

The Engagement Agreement provides for the payment of a fixed fee to CIBC upon the execution of our Engagement Agreement, and upon delivery of our Opinion to the Special Committee. None of the fees payable to us under the Engagement Agreement are contingent upon the conclusions reached by us in the Opinion, or upon the completion of the Proposed Transaction. The Company has also agreed to reimburse CIBC for its reasonable out-of-pocket expenses and to indemnify CIBC in respect of certain liabilities that might arise out of our engagement.

In the ordinary course of its business and unrelated to the Proposed Transaction, Canadian Imperial Bank of Commerce, an affiliate of CIBC, is a member of a lending syndicate providing a revolving credit facility to Agnico.

Credentials of CIBC

CIBC is one of Canada's largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC and the form and content herein have been approved for release by a committee of its managing directors and internal counsel, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

i) a draft dated September 27, 2021 of the Merger Agreement;

ii) a draft of the Plan of Arrangement dated September 27, 2021;

iii) a draft of the voting support agreements dated September 27, 2021 between Agnico and the directors and officers of the Company;

iv) the audited consolidated financial statements, annual reports and annual information forms of the Company for the years ended December 31, 2020, 2019, and 2018;

v) the audited consolidated financial statements, annual reports and annual information forms of Agnico for the years ended December 31, 2020, 2019, and 2018;

vi) the interim reports, including the unaudited condensed consolidated interim financial statements and management's discussion and analysis, of the Company for the three and six months ended March 31, 2021 and June 30, 2021;

vii) the interim reports, including the unaudited condensed consolidated interim financial statements and management's discussion and analysis, of Agnico for the three and six months ended March 31, 2021 and June 30, 2021;

viii) certain internal financial, operational, corporate and other information concerning Kirkland that was prepared or provided by the management of Kirkland, including internal operating and financial projections;

ix) certain internal financial, operational, corporate and other information concerning Agnico that was prepared or provided by the management of Agnico, including internal operating and financial projections;

x) selected public market trading statistics and selected financial information of Kirkland, Agnico and other selected public companies considered by us to be relevant;

xi) various reports published by equity research analysts, industry sources and credit rating agencies regarding Kirkland, Agnico, the precious metals industry and other public companies, to the extent deemed relevant by us;

xii) a certificate addressed to us, dated as of the date hereof, from two senior officers of the Company, as to the completeness and accuracy of the Information (as defined below); and

xiii) such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.

In addition, we have participated in discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects of both Kirkland and Agnico. We have also participated in discussions with BMO Capital Markets and Maxit Capital, financial advisors to the Company, as well as Fasken Martineau DuMoulin LLP and Cassels Brock & Blackwell LLP, external legal counsel to the Special Committee and the Company, respectively, concerning the Proposed Transaction, the Merger Agreement and related matters.

Assumptions and Limitations

Our Opinion is subject to the assumptions, qualifications and limitations set forth below.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of any of the assets or securities of the Company, Agnico or any of their respective affiliates and our Opinion should not be construed as such, nor have we been requested to identify, solicit, consider or develop any potential alternatives to the Proposed Transaction.

With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company or its affiliates or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of the Company in connection with preparing this Opinion and with your permission, we have assumed the accuracy and fair presentation of, and relied upon, the Company's audited consolidated financial statements and the reports of the auditors thereon and the Company's unaudited condensed consolidated interim financial statements.

With respect to the historical financial data, operating and financial forecasts and budgets provided to us concerning both Kirkland and Agnico and relied upon in our financial analyses, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of management of each of Kirkland and Agnico, respectively, having regard to the business, plans, financial condition and prospects of each of Kirkland and Agnico.

We have also assumed that all of the representations and warranties contained in the Merger Agreement are correct as of the date hereof and that the Proposed Transaction will be completed substantially in accordance with its terms and all applicable laws and that the Circular will disclose all material facts relating to the Proposed Transaction and will satisfy all applicable legal requirements.

The Company has represented to us, in a certificate of two senior officers of the Company dated the date hereof, among other things, that (i) the information, data and other material (financial or otherwise) provided to us by the Company, including the written information, public disclosure documents and discussions concerning the Company referred to above under the heading "Scope of Review" (collectively, the "Information") was, at the date the Information was provided to us, complete, true and correct in all material respects, and (ii) since the date on which the Information was provided to us, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its affiliates and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Proposed Transaction or the sufficiency of this letter for your purposes.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and Agnico as they are reflected in the Information and as they were represented to us in our discussions with management of the Company and its affiliates and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

The Opinion is being provided to the Special Committee for its exclusive use only in considering the Proposed Transaction and may not be published, disclosed to any other person, relied upon by any other person, or used for any other purpose, without the prior written consent of CIBC. Our Opinion is not intended to be and does not constitute a recommendation to the Special Committee as to whether they should approve the Merger Agreement nor as a recommendation to any Kirkland Shareholder as to how to vote or act at the Kirkland Special Meeting or as an opinion concerning the trading price or value of any securities of Kirkland or Agnico following the announcement or completion of the Proposed Transaction.

CIBC believes that its financial analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to carry out such could lead to undue emphasis on any particular factor or analysis.

The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of this Opinion.

Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Exchange Ratio is fair, from a financial point of view, to the Kirkland Shareholders.

Yours very truly,

APPENDIX G

BMO CAPITAL MARKETS FAIRNESS OPINION

(see attached)

September 27, 2021

The Board of Directors

Kirkland Lake Gold Ltd.

Royal Bank Plaza, South Tower

200 Bay Street, Suite 2800

Toronto, ON, Canada M5J 2J1

To the Board of Directors:

BMO Nesbitt Burns Inc. ("BMO Capital Markets" or "we" or "us") understands that Kirkland Lake Gold Ltd. (the "Company" or "Kirkland Lake") and Agnico Eagle Mines Limited ("Agnico") propose to enter into a merger agreement to be dated September 28, 2021 (the "Merger Agreement") pursuant to which, among other things, Agnico will acquire each issued and outstanding common share of the Company (the "Kirkland Lake Shares") in exchange for 0.7935 common shares of Agnico per Kirkland Lake Share (the "Exchange Ratio") pursuant to an arrangement under the Business Corporations Act (Ontario) (the "Arrangement"). The terms and conditions of the Arrangement will be summarized in a joint management information circular (the "Circular") of Agnico and Kirkland Lake that is expected to be mailed to holders of Kirkland Lake Shares (the "Shareholders") in connection with a special meeting of the Shareholders to be held to consider, and if deemed advisable, approve the Arrangement.

We have been retained to provide financial advice to the Company, including our opinion (the "Opinion") to the board of directors of the Company (the "Board of Directors") as to the fairness, from a financial point of view, of the Exchange Ratio pursuant to the Arrangement to the Shareholders.

ENGAGEMENT OF BMO CAPITAL MARKETS

BMO Capital Markets was formally engaged by the Company pursuant to an agreement dated September 27, 2021 (the "Engagement Agreement"), effective March 26, 2021, the date BMO Capital Markets was first contacted regarding a potential advisory assignment. Under the terms of the Engagement Agreement, BMO Capital Markets has agreed to provide the Company and the Board of Directors with various advisory services in connection with the Arrangement including, among other things, the provision of the Opinion.

Under the terms of the Engagement Agreement, BMO Capital Markets will receive a fee for rendering the Opinion, which is not contingent on the completion of the Arrangement. We will also receive certain fees for our advisory services under the Engagement Agreement, a substantial portion of which are contingent upon the successful completion of the Arrangement. The Company has also agreed to reimburse us for our reasonable out-of-pocket expenses and to indemnify us against certain liabilities that might arise out of our engagement.

CREDENTIALS OF BMO CAPITAL MARKETS

BMO Capital Markets is one of North America's largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions.

The Opinion represents the opinion of BMO Capital Markets, the form and content of which have been approved for release by a committee of our officers who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital markets matters.

INDEPENDENCE OF BMO CAPITAL MARKETS

Neither BMO Capital Markets, nor any of our affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) (the "Act") or the rules made thereunder) of the Company, Agnico, or any of their respective associates or affiliates (collectively, the "Interested Parties").

BMO Capital Markets has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past two years, other than: (i) acting as financial advisor to the Company and the Board of Directors pursuant to the Engagement Agreement; (ii) acting as co-documentation agent for Agnico's amended US$1.2 billion revolving credit facility in December 2018; and (iii) providing various trading products and trade finance services to the Company and Agnico.

Other than as set forth above, there are no understandings, agreements or commitments between BMO Capital Markets and any of the Interested Parties with respect to future business dealings. BMO Capital Markets may, in the future, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the Interested Parties from time to time.

BMO Capital Markets and certain of our affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or more of the Interested Parties and, from time to time, may have executed or may execute transactions on behalf of one or more Interested Parties for which BMO Capital Markets or such affiliates received or may receive compensation. As investment dealers, BMO Capital Markets and certain of our affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to one or more of the Interested Parties or the Arrangement. In addition, Bank of Montreal ("BMO"), of which BMO Capital Markets is a wholly-owned subsidiary, or one or more affiliates of BMO, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

SCOPE OF REVIEW

In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

1. a draft of the Merger Agreement dated September 27, 2021;

2. a draft of the voting support agreements (the "Support Agreements") dated September 21, 2021, between Agnico and the directors and certain officers of the Company;

3. certain publicly available information relating to the business, operations, financial condition and trading history of the Company, Agnico and other selected public companies we considered relevant;

4. certain internal financial, operating, corporate and other information prepared or provided by or on behalf of the Company relating to the business, operations and financial condition of the Company;

5. internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of the Company (the "Kirkland Lake Forecasts");

6. certain internal financial, operating, corporate and other information with regard to the business, operations, financial condition and prospects of Agnico provided to us by the Company, including financial projections of Agnico prepared by management of Agnico reviewed and provided to us by management of the Company;

7. discussions with management of the Company relating to the Company's and Agnico's respective current business, plans, financial condition, and prospects;

8. discussions with management of the Company relating to Company management's assessment of opportunities to enhance cash flows of the combined entity;

9. public information with respect to selected precedent transactions we considered relevant;

10. historical commodity prices and the impact of various commodity pricing assumptions on the business, prospects and financial forecasts of the Company and Agnico;

11. various reports published by equity research analysts or industry sources we considered relevant;

12. a letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which the Opinion is based, addressed to us and dated as of the date hereof, provided by senior officers of the Company; and

13. such other information, investigations, analyses and discussions as we considered necessary or appropriate in the circumstances.

BMO Capital Markets has not, to the best of its knowledge, been denied access by the Company to any information under the Company's control requested by BMO Capital Markets.

ASSUMPTIONS AND LIMITATIONS

We have relied upon and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, representations and other material obtained by us from public sources or provided to us by or on behalf of the Company or otherwise obtained by us in connection with our engagement (the "Information"). The Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to, and have not assumed any obligation to, independently verify the completeness, accuracy or fair presentation of any such Information. We have assumed that forecasts, projections, estimates and budgets provided to us and used in our analyses were reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgments of management of the Company and Agnico, as applicable, having regard to the Company's and Agnico's respective business, plans, financial condition and prospects.

Senior officers of the Company have represented to BMO Capital Markets in a letter of representation delivered as of the date hereof, among other things, that: (i) the Information provided to BMO Capital Markets orally by, or in the presence of, an officer or employee of the Company, or in writing by the Company or any of its subsidiaries (as defined in National Instrument 45-106 Prospectus and Registration Exemptions) or any of its or their representatives in connection with BMO Capital Markets' engagement, (a) in respect of the Company or any of its subsidiaries, was at the date the Information was provided to BMO Capital Markets, and is as of the date hereof, complete, true and correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Act) and, (b) in respect of Agnico or any of its subsidiaries, was, to the best of their knowledge, information and belief at the date the Information was provided to BMO Capital Markets, and is as of the date hereof, complete, true and correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Act); and (ii) since the dates on which the Information was provided or made available to BMO Capital Markets, except as disclosed in writing to BMO Capital Markets, (a) (1) there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries, and (2) to the best of their knowledge, information and belief, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Agnico or any of its subsidiaries and (b) no change has occurred in the Information or any part thereof which would have or which could reasonably be expected to have a material effect on the Opinion.

In preparing the Opinion, we have assumed that (i) the executed Merger Agreement and Support Agreements will not differ in any material respect from the drafts that we reviewed, (ii) that the Arrangement will be consummated in accordance with the terms and conditions of the Merger Agreement without waiver of, or amendment to, any term or condition that is in any way material to our analyses, (iii) the representations and warranties in the Merger Agreement are true and correct as of the date hereof, as qualified in the Merger Agreement and (iv) any governmental, regulatory or other consents and approvals necessary for the consummation of the Arrangement will be obtained without any material adverse effect on the contemplated benefits expected to be derived from the Arrangement.

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of the Company and Agnico as they are reflected in the Information and as they have been represented to BMO Capital Markets in discussions with management of the Company and its representatives. In our analyses and in preparing the Opinion, BMO Capital Markets made numerous judgments and assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond our control or that of any party involved in the Arrangement.

The Opinion is provided to the Board of Directors for its exclusive use only in considering the Arrangement and may not be used or relied upon by any other person or for any other purpose without our prior written consent. The Opinion does not constitute a recommendation as to how any Shareholder should vote or act on any matter relating to the Arrangement or a recommendation to the Board of Directors to enter into the Merger Agreement. Except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us, acting reasonably) in the Circular, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of the securities or assets of the Company or of any of its affiliates, and the Opinion should not be construed as such. The Opinion is not, and should not be construed as, advice as to the price at which the securities of the Company or Agnico may trade at any time. BMO Capital Markets was not engaged to review any legal, tax or regulatory aspects of the Arrangement and the Opinion does not address any such matters. We have relied upon, without independent verification, the assessment by the Company and its legal and tax advisors with respect to such matters. In addition, the Opinion does not address the relative merits of the Arrangement as compared to any strategic alternatives that may be available to the Company. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination transaction with, the Company or any other alternative transaction.

The Opinion is rendered as of the date hereof and BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO Capital Markets after the date hereof. Without limiting the foregoing, if we learn that any of the information we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, BMO Capital Markets reserves the right to change or withdraw the Opinion.

CONCLUSION

Based upon and subject to the foregoing, BMO Capital Markets is of the opinion that, as of the date hereof, the Exchange Ratio pursuant to the Arrangement is fair from a financial point of view to the Shareholders.

Yours truly,

BMO Nesbitt Burns Inc.

APPENDIX H

MAXIT CAPITAL FAIRNESS OPINION

(see attached)

Brookfield Place, 181 Bay Street, Suite 830

Toronto, ON M5J 2T3

September 27, 2021

Kirkland Lake Gold Ltd.

Royal Bank Plaza, South Tower

200 Bay Street, Suite 2800

Toronto, ON, Canada M5J 2J1

To the Board of Directors of Kirkland Lake Gold Ltd.:

Maxit Capital LP ("Maxit Capital", "we" or "us") understands that Kirkland Lake Gold Ltd. ("Kirkland Lake Gold" or the "Company") intends to enter into a merger agreement (the "Merger Agreement") with Agnico Eagle Mines Limited ("Agnico Eagle") pursuant to which, among other things, Agnico Eagle will acquire all of the issued and outstanding common shares of Kirkland Lake Gold (the "Kirkland Lake Gold Shares") by way of a court-approved plan of arrangement (the "Plan of Arrangement") under the Business Corporations Act (Ontario) (the "Arrangement"). Under the terms of the Arrangement, at the effective time of the Arrangement (the "Effective Time"), holders of Kirkland Lake Gold Shares (the "Kirkland Lake Gold Shareholders"), will receive 0.7935 of an Agnico Eagle common shares (each whole share, an "Agnico Eagle Share") for each Kirkland Lake Gold Share held (the "Exchange Ratio") at the Effective Time.

Based on the foregoing, we understand that following completion of the Arrangement, existing Kirkland Lake Gold Shareholders and holders of Agnico Eagle Shares (the "Agnico Eagle Shareholders") will own approximately 46% and 54% of the outstanding Agnico Eagle Shares, respectively.

The terms and conditions of the Arrangement will be fully described in a joint management information circular (the "Circular") which will be prepared by the board of directors of each of Kirkland Lake Gold and Agnico Eagle and mailed to, among others, the Kirkland Lake Gold Shareholders and the Agnico Eagle Shareholders in connection with the special meetings of the Kirkland Lake Gold Shareholders and Agnico Eagle Shareholders (the "Kirkland Lake Gold Meeting" and the "Agnico Eagle Meeting", respectively, and collectively the "Meetings") to be held by Kirkland Lake Gold and Agnico Eagle, respectively, to consider, among other things, the Arrangement.

We also understand that the Company's board of directors (the "Board of Directors") has appointed an independent special committee (the "Special Committee") to consider the Arrangement and to make recommendations to the Board of Directors concerning the Arrangement and responses thereto.

Engagement of Maxit Capital

By letter agreement dated September 27, 2021 (the "Engagement Agreement"), the Company retained Maxit Capital to act as financial advisor in connection with the Arrangement and any alternative transaction. Pursuant to the Engagement Agreement, the Company has requested that we prepare and deliver a written opinion (the "Opinion") as to the fairness, from a financial point of view, of the Exchange Ratio offered pursuant to the Arrangement to the Kirkland Lake Gold Shareholders.

Maxit Capital will be paid a fixed fee for rendering this Opinion, no portion of which is conditional upon this Opinion being favourable. Maxit Capital will also be paid an additional fee if the Arrangement or any agreement or variation of the Arrangement, or an alternative transaction is completed. The Company has also agreed to reimburse Maxit Capital for its reasonable out-of-pocket expenses and to indemnify Maxit Capital in respect of certain liabilities that might arise out of our engagement.

Credentials of Maxit Capital

Maxit Capital is an independent advisory firm with expertise in mergers and acquisitions. The Opinion expressed herein is the opinion of Maxit Capital and the form and content herein have been approved for release by its managing partners, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Independence of Maxit Capital

Neither Maxit Capital, nor any of our affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) or the rules made thereunder) of the Company, Agnico Eagle, or any of their respective associates or affiliates (collectively, the "Interested Parties").

Maxit Capital has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past two years, other than acting as financial advisor to the Company pursuant to the Engagement Agreement and other than acting as financial advisor to the Company pursuant to a previous engagement with the Company in December 2019.

Other than as described in the Engagement Agreement, there are no other understandings, agreements or commitments between Maxit Capital and any of the Interested Parties with respect to any current or future business dealings which would be material to the Opinion. Maxit Capital may, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the Interested Parties from time to time.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

i. a draft of the Merger Agreement dated September 27, 2021;

ii. a draft of the Plan of Arrangement dated September 27, 2021;

iii. the draft form of voting support agreements dated September 27, 2021, between Agnico and the directors and officers of the Company;

iv. the annual reports, including the audited consolidated financial statements and management's discussion and analysis, of the Company for the years ended December 31, 2020, 2019 and 2018;

v. the interim reports, including the unaudited condensed consolidated interim financial statements and management's discussion and analysis, of the Company for the quarters ended March 31, 2021 and June 30, 2021;

vi. the annual information forms of the Company for the years ended December 31, 2020, and 2019;

vii. the annual reports, including the audited consolidated financial statements and management's discussion and analysis, of Agnico Eagle for the years ended December 31, 2020, 2019 and 2018;

viii. the interim reports, including the unaudited condensed consolidated interim financial statements and management's discussion and analysis, of Agnico Eagle for the quarters ended March 31, 2021 and June 30, 2021;

ix. the annual information forms of Agnico Eagle for the years ended December 31, 2020 and 2019;

x. certain internal financial, operating, corporate and other information prepared or provided by or on behalf of the Company and Agnico Eagle concerning the business operations, assets, liabilities and prospects of the Company and Agnico Eagle;

xi. internal management forecasts, development and operating projections, estimates (including future estimates of mineable resources) and budgets prepared or provided by or on behalf of the Company and Agnico Eagle;

xii. discussions with management of Kirkland Lake Gold and Agnico Eagle relating to the business and financial condition of the Company and Agnico Eagle;

xiii. select public market trading statistics and relevant financial information of the Company, Agnico Eagle and other public entities;

xiv. select financial statistics and relevant financial information with respect to relevant precedent transactions;

xv. select reports published by equity research analysts and industry sources regarding the Company, Agnico Eagle and other comparable public entities;

xvi. a certificate addressed to us, dated as of the date hereof, from two senior officers of the Company as to the completeness and accuracy of the Information (as defined below); and

xvii. such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.

Maxit Capital has also participated in discussions regarding the Arrangement and related matters with Cassels Brock & Blackwell LLP (legal counsel to the Board of Directors), BMO Capital Markets (co- financial advisor to Kirkland Lake Gold), CIBC World Markets (financial advisor to the Special Committee) and Fasken Martineau DuMoulin LLP (legal counsel to the Special Committee).

In addition, we have participated in discussions with members of the senior management of Kirkland Lake Gold regarding its businesses, operations, financial condition, prospects and related matters.

Assumptions and Limitations

Our Opinion is subject to the assumptions, qualifications and limitations set forth below. We have not been asked to prepare, and have not prepared, an independent evaluation, formal valuation or appraisal of the securities or assets of the Company, nor were we provided with any such evaluations, valuations or appraisals. We did not conduct any physical inspection of the properties or facilities of the Company. Furthermore, our Opinion does not address the solvency or fair value of the Company under any applicable laws relating to bankruptcy or insolvency. Our Opinion should not be construed as advice as to the price at which the securities of the Company may trade at any time and does not address any legal, tax or regulatory aspects of the Arrangement.

With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, including information provided by the Company in relation to Agnico Eagle, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company or its affiliates or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of the Company in connection with preparing this Opinion and with your permission, we have assumed the accuracy and fair presentation of, and relied upon, the audited financial statements of the Company and the reports of the auditors thereon and the unaudited interim financial statements of the Company.

With respect to the historical financial data, operating and financial forecasts and budgets provided to us concerning the Company and relied upon in our financial analyses, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of management of the Company, having regard to the Company's business, plans, financial condition and prospects.

The Company has represented to us, in a certificate of two senior officers of the Company dated the date hereof, among other things, that (i) the financial and other information, data, advice, opinions, representations and other material provided to us orally by, or in the presence of, an officer or employee of the Company, or in writing by the Company or any of its subsidiaries (as defined in National Instrument 45-106 Prospectus Exemptions) or any of their representatives in connection with our engagement, including the public disclosure and other documents of the Company referred to above under the heading "Scope of Review" (collectively, the "Information") was, at the date the Information was provided to us or the date the applicable public disclosure document was filed, as applicable, and is as of the date hereof, complete, true and correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Securities Act (Ontario)), (ii) since the dates on which the Information was provided to us, except as otherwise disclosed to us, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no change has occurred in the Information or any part thereof, in each case, which would have or which would reasonably be expected to have a material effect on the Opinion, and (iii) with respect to any portions of the Information that constitute forecasts, projections, estimates (including, without limitation, estimates of future resource or reserve additions) or budgets, such forecasts, projections, estimates or budgets were reasonably prepared on bases reflecting the best then available assumptions, estimates and judgments of management of the Company having regard to the Company's business, plans, financial condition and prospects and are not, in the reasonable belief of management of the Company, misleading in any material respect.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Arrangement or the sufficiency of this letter for your purposes. Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company as they are reflected in the Information and as they were represented to us in our discussions with management of the Company and its affiliates and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement.

The Opinion is being provided to the Board of Directors for its exclusive use only in considering the Arrangement and may not be published, disclosed to any other person, relied upon by any other person, or used for any other purpose, without the prior written consent of Maxit Capital, provided that the Opinion may be reproduced in full in the Circular. Our Opinion does not address the relative merits of the Arrangement as compared to other business strategies or transactions that might be available to the Company or in which the Company might engage. Our Opinion is not intended to be and does not constitute a recommendation to any Kirkland Lake Gold Shareholders with respect to the Arrangement. Additionally, we do not express any opinion as to the prices at which the Kirkland Lake Gold Shares or Agnico Eagle Shares may trade at any time.

Maxit Capital believes that its financial analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of an opinion is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to carry out such partial analysis or summary description could lead to undue emphasis on any particular factor or analysis.

The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the Information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of this Opinion.

Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Exchange Ratio is fair, from a financial point of view, to Kirkland Lake Gold Shareholders.

Yours very truly,

Maxit Capital LP

APPENDIX I

TD SECURITIES FAIRNESS OPINION

(see attached)

TD Securities Inc. 66 Wellington Street West TD Bank Tower, 9th Floor Toronto, Ontario M5K 1A2

September 27, 2021

The Board of Directors Agnico Eagle Mines Limited

145 King Street East, Suite 400

Toronto, Ontario

M5C 2Y7

To the Board of Directors of Agnico Eagle Mines Limited:

TD Securities Inc. ("TD Securities") understands that Agnico Eagle Mines Limited ("Agnico Eagle") is considering entering into a merger agreement (the "Merger Agreement") with Kirkland Lake Gold Ltd. ("Kirkland Lake Gold"), pursuant to which Agnico Eagle would acquire all of the issued and outstanding common shares of Kirkland Lake Gold (the "Kirkland Lake Gold Shares") pursuant to an arrangement of Kirkland Lake Gold under the Business Corporations Act (Ontario) (the "Arrangement"). Pursuant to the terms of the Merger Agreement, the holders of Kirkland Lake Gold Shares (the "Kirkland Lake Gold Shareholders") will be entitled to receive, in exchange for each Kirkland Lake Gold Share, 0.7935 of a common share of Agnico Eagle (the "Agnico Eagle Shares" and such amount, the "Consideration"). The above description is summary in nature. The specific terms and conditions of the Arrangement are set out in the Merger Agreement and are to be more fully described in the notices of special meetings of shareholders and joint management information circular (the "Information Circular") of Agnico Eagle and Kirkland Lake Gold which is to be sent to the holders of Agnico Eagle Shares (the "Agnico Eagle Shareholders") and Kirkland Lake Gold Shareholders in connection with the Arrangement.

ENGAGEMENT OF TD SECURITIES

TD Securities was formally engaged by Agnico Eagle pursuant to an engagement agreement effective as of June28, 2021 (the "Engagement Agreement"), to provide financial advisory services and to act as financial advisor to Agnico Eagle in connection with the Arrangement.

Pursuant to the Engagement Agreement, Agnico Eagle has asked TD Securities to prepare and deliver to the Board of Directors of Agnico Eagle an opinion (the "Opinion") regarding the fairness, from a financial point of view, to Agnico Eagle of the Consideration to be paid pursuant to the Arrangement by Agnico Eagle. TD Securities has not prepared a valuation of Agnico Eagle, Kirkland Lake Gold or any of their respective securities or assets and the Opinion should not be construed as such.

The terms of the Engagement Agreement provide that TD Securities will receive a fee for its services, a portion of which is payable on delivery of the Opinion, a portion of which is contingent on public announcement of the Arrangement, and a portion of which is contingent on the successful completion of the Arrangement or certain other events, and will be reimbursed for its reasonable out-of-pocket expenses. Furthermore, Agnico Eagle has agreed to indemnify TD Securities, in certain circumstances, against certain expenses, losses, claims, actions, suits, proceedings, investigations, damages and liabilities which may arise directly or indirectly from services performed by TD Securities in connection with the Engagement Agreement.

On September 27, 2021, TD Securities orally delivered the Opinion to the Board of Directors of Agnico Eagle based upon and subject to the scope of review, assumptions and limitations and other matters described herein and contemplated by the Engagement Agreement. This Opinion provides the same opinion, in writing, as that given orally by TD Securities on September 27, 2021. Subject to the terms of the Engagement Agreement, TD Securities consents to the inclusion of the Opinion, in its entirety, in the Information Circular, along with a summary thereof, in a form acceptable to TD Securities, and to the filing thereof by Agnico Eagle with the applicable Canadian securities regulatory authorities.

®The TD logo and other trade-marks are the property of The Toronto-Dominion Bank.

CREDENTIALS OF TD SECURITIES

TD Securities is one of Canada's largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. TD Securities also has significant international operations. TD Securities has been a financial advisor in a large number of transactions involving public and private companies in various industry sectors and has extensive experience in preparing valuations and fairness opinions.

The Opinion represents the opinion of TD Securities and its form and content have been approved by a committee of senior investment banking professionals of TD Securities, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

RELATIONSHIP WITH INTERESTED PARTIES

Neither TD Securities nor any of its affiliated entities is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of Agnico Eagle, Kirkland Lake Gold or any of their respective associates or affiliates (collectively, the "Interested Parties"). Neither TD Securities nor any of its affiliates is an advisor to any of the Interested Parties with respect to the Arrangement other than to Agnico Eagle pursuant to the Engagement Agreement.

During the 24 months preceding the date on which TD Securities was first contacted with respect to the engagement of TD Securities by Agnico Eagle, TD Securities and its affiliates have provided ordinary course advisory and investment banking services to Agnico Eagle, including acting as (i) financial advisor to Agnico Eagle on a potential transaction involving a development-stage mining asset; (ii) joint bookrunner to Agnico Eagle on its issuance of US$200 million of guaranteed senior unsecured notes in April 2020 consisting of US$100 million 2.78% series A senior notes due 2030 and US$100 million 2.88% series B senior notes due 2032; and (iii) joint lead arranger and joint bookrunner to Agnico Eagle on its US$1,200 million credit facility. The Toronto-Dominion Bank ("TD Bank"), the parent company of TD Securities, directly or through one or more affiliates, may provide banking services and other financing services to Agnico Eagle, Kirkland Lake Gold and related entities in the normal course of business.

TD Securities and its affiliates act as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of any Interested Party, and, from time to time, may have executed or may execute transactions on behalf of any Interested Party or other clients for which it may have received or may receive compensation. As an investment dealer, TD Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Arrangement, Agnico Eagle, Kirkland Lake Gold or any other Interested Party.

The fees paid to TD Securities in connection with the foregoing activities, together with the fees payable to TD Securities pursuant to the Engagement Agreement, are not financially material to TD Securities. No understandings or agreements exist between TD Securities and any Interested Party with respect to future financial advisory or investment banking business, other than those that may arise as a result of the Engagement Agreement. TD Securities may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Agnico Eagle, Kirkland Lake Gold or any other Interested Party. TD Bank may continue to provide in the future, in the ordinary course of business, banking services including loans to Agnico Eagle, Kirkland Lake Gold or any other Interested Party.

®The TD logo and other trade-marks are the property of The Toronto-Dominion Bank.

SCOPE OF REVIEW

In connection with the Opinion, TD Securities reviewed and relied upon (without attempting to verify independently the completeness or accuracy of) or carried out, among other things, the following:

1. draft of the Merger Agreement dated September 27, 2021;

2. annual reports of Agnico Eagle and Kirkland Lake Gold, including the audited financial statements and related management's discussion and analysis, for the years ended December 31, 2018, 2019 and 2020;

3. quarterly interim reports of Agnico Eagle and Kirkland Lake Gold, including the unaudited financial statements and related management's discussion and analysis, for the fiscal quarters ended March 31, 2021 and June 30, 2021;

4. Agnico Eagle and Kirkland Lake Gold National Instrument 43-101 Technical Reports for key assets as TD Securities deemed relevant;

5. other securities regulatory filings of Agnico Eagle and Kirkland Lake Gold for the years ended December 31, 2018, 2019 and 2020;

6. Agnico Eagle management's operating and financial models for its major assets and for Agnico Eagle on a consolidated basis;

7. Kirkland Lake Gold management's operating and financial models for its major assets and for Kirkland Lake Gold on a consolidated basis;

8. operating and financial models for Kirkland Lake Gold as reviewed, adjusted and provided to us and approved by the management of Agnico Eagle;

9. various financial and operational information regarding Agnico Eagle prepared by management of Agnico Eagle;

10. various financial and operational information regarding Kirkland Lake Gold prepared by management of Kirkland Lake Gold;

11. due diligence reports on Kirkland Lake Gold prepared by management and advisors of Agnico Eagle;

12. representations contained in a certificate dated September 27, 2021 from senior officers of Agnico Eagle (the "Certificate");

13. discussions with senior management of Agnico Eagle with respect to various risks related to existing mines, project development, Agnico Eagle and Kirkland Lake Gold's long-term prospects and other issues and matters considered relevant by TD Securities;

14. various research publications prepared by industry and equity research analysts regarding Agnico Eagle, Kirkland Lake Gold and other selected public entities considered relevant;

15. public information relating to the business, operations, financial performance and security trading history of Agnico Eagle, Kirkland Lake Gold and other selected public entities considered relevant by TD Securities;

®The TD logo and other trade-marks are the property of The Toronto-Dominion Bank.

16. public information with respect to certain other transactions of a comparable nature considered relevant by TD Securities; and

17. such other corporate, industry, and financial market information, investigations and analyses as TD Securities considered necessary or appropriate in the circumstances.

TD Securities has not, to the best of its knowledge, been denied access by Agnico Eagle or Kirkland Lake Gold to any information requested by TD Securities. TD Securities did not meet with the auditors of Agnico Eagle or Kirkland Lake Gold and has assumed the accuracy, completeness and fair presentation of, and has relied upon, without independent verification, the financial statements of Agnico Eagle and Kirkland Lake Gold and any reports of the auditors thereon.

PRIOR VALUATIONS

Senior officers of Agnico Eagle, on behalf of Agnico Eagle and not in their personal capacities, have represented to TD Securities that, among other things, to the best of their knowledge, information and belief after reasonable inquiry, there have been no valuations or appraisals relating to Agnico Eagle or any affiliate or any of its material assets or liabilities made in the preceding 24 months and in the possession or control of Agnico Eagle other than those which have been provided to TD Securities or, in the case of valuations known to Agnico Eagle which it does not have within its possession or control, notice of which has not been given to TD Securities.

ASSUMPTIONS AND LIMITATIONS

With Agnico Eagle's acknowledgement and agreement as provided for in the Engagement Agreement, TD Securities has relied upon the accuracy, completeness and fair presentation in all material respects of all financial and other data and information (collectively, the "Information") filed by Agnico Eagle and Kirkland Lake Gold with securities regulatory or similar authorities (including on the System for Electronic Document Analysis and Retrieval ("SEDAR")), provided to it by or on behalf of Agnico Eagle or Kirkland Lake Gold or their respective representatives in respect of Agnico Eagle or Kirkland Lake Gold and/or their respective affiliates, or otherwise obtained by TD Securities, including the Certificate identified above. The Opinion is conditional upon such accuracy, completeness and fair presentation in all material respects of the Information. Subject to the exercise of professional judgment, and except as expressly described herein, TD Securities has not attempted to verify independently the accuracy, completeness or fair presentation of any of the Information.

With respect to the budgets, forecasts, projections or estimates provided to TD Securities and used in its analyses, TD Securities notes that projecting future results is inherently subject to uncertainty. TD Securities has assumed, however, that such budgets, forecasts, projections or estimates provided to TD Securities and used in its analyses were prepared using the assumptions identified therein which TD Securities has been advised by Agnico Eagle are (or were at the time of preparation and continue to be) reasonable in the circumstances. TD Securities expresses no independent view as to the reasonableness of such budgets, forecasts, projections and estimates or the assumptions on which they are based.

Senior officers of Agnico Eagle, in their capacities as officers and not in their personal capacities, have represented to TD Securities in the Certificate, among other things, that to the best of their knowledge, information and belief after due inquiry: (i) Agnico Eagle has no knowledge of any material facts, public or otherwise, not specifically provided to TD Securities relating to Agnico Eagle or Kirkland Lake Gold which would reasonably be expected to affect materially the Opinion given by TD Securities; (ii) with the exception of forecasts, projections or estimates referred to in subparagraph (iv) below, the Information as filed under Agnico Eagle's profile on SEDAR and/or provided to TD Securities by or on behalf of Agnico Eagle or its representatives in respect of Agnico Eagle and its affiliates in connection with the Transaction is or,

®The TD logo and other trade-marks are the property of The Toronto-Dominion Bank.

in the case of historical Information was, at the date of preparation, true, complete and accurate in all material respects and did not and does not contain any untrue statement of a material fact and does not omit to state a material fact necessary to make the Information not misleading in the light of circumstances in which it was presented; (iii) to the extent that any of the Information identified in subparagraph (ii) above is historical, there have been no changes in any material facts or new material facts since the respective dates thereof which have not been disclosed to TD Securities or updated by more current information not provided to TD Securities by Agnico Eagle and there has been no material change, financial or otherwise in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Agnico Eagle and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion; and (iv) any portions of the Information provided to TD Securities (or filed on SEDAR) which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of Agnico Eagle, are (or were at the time of preparation and continue to be) reasonable in the circumstances.

In preparing the Opinion, TD Securities has made a number of assumptions, including that all final or executed versions of agreements and documents will conform in all material respects to the drafts provided to TD Securities, that all conditions precedent to the consummation of the Arrangement can and will be satisfied, that all approvals, authorizations, consents, permissions, exemptions or orders of relevant regulatory authorities, courts of law, or third parties required in respect of or in connection with the Arrangement will be obtained in a timely manner, in each case without adverse condition, qualification, modification or waiver, that all steps or procedures being followed to implement the Arrangement are valid and effective and comply in all material respects with all applicable laws and regulatory requirements, that all required documents have been or will be distributed to Agnico Eagle Shareholders and Kirkland Lake Gold Shareholders, as applicable, in accordance with applicable laws and regulatory requirements, and that the disclosure in such documents is or will be complete and accurate in all material respects and such disclosure complies or will comply in all material respects with the requirements of all applicable laws and regulatory requirements. In its analyses in connection with the preparation of the Opinion, TD Securities made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of TD Securities, Agnico Eagle, Kirkland Lake Gold and their respective subsidiaries and affiliates or any other party involved in the Arrangement. Among other things, TD Securities has assumed the accuracy, completeness and fair presentation of and has relied upon the financial statements forming part of the Information. The Opinion is conditional on all such assumptions being correct.

The Opinion has been provided for the exclusive use of the Board of Directors of Agnico Eagle in connection with the Arrangement. The Opinion may not be used or relied upon by any other person or for any other purpose without the express prior written consent of TD Securities. The Opinion does not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to Agnico Eagle, nor does it address the underlying business decision to implement the Arrangement or any other term or aspect of the Arrangement or the Merger Agreement or any other agreements entered into or amended in connection with the Arrangement. In considering fairness, from a financial point of view, TD Securities considered the Arrangement from the perspective of Agnico Eagle generally and did not consider the specific circumstances of Agnico Eagle Shareholders or any particular Agnico Eagle Shareholder, including with regard to income tax considerations. TD Securities expresses no opinion with respect to future trading prices of securities of Agnico Eagle or Kirkland Lake Gold. TD Securities has not undertaken an independent evaluation, appraisal or physical inspection of any assets or liabilities of Agnico Eagle, Kirkland Lake Gold or their respective subsidiaries and affiliates and has not visited any of Agnico Eagle's or Kirkland Lake Gold's mines or projects in connection with the Opinion. The Opinion is rendered as of September 27, 2021, on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of Agnico Eagle, Kirkland Lake Gold and their respective subsidiaries and affiliates as they were reflected in the Information provided to TD Securities. Any changes therein may affect the Opinion and,

®The TD logo and other trade-marks are the property of The Toronto-Dominion Bank.

although TD Securities reserves the right to change, withdraw or supplement the Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or to change, withdraw or supplement the Opinion after such date. TD Securities is not an expert on, and did not provide advice to the Board of Directors of Agnico Eagle regarding, legal, accounting, regulatory or tax matters. The Opinion may not be summarized, published, reproduced, disseminated, quoted from or referred to without the express written consent of TD Securities in accordance with the terms of the Engagement Agreement.

The preparation of a fairness opinion, such as the Opinion, is a complex process and is not necessarily amenable to partial analysis or summary description. TD Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete or misleading view of the process underlying the Opinion. Accordingly, the Opinion should be read in its entirety.

CONCLUSION

Based upon and subject to the foregoing and such other matters that TD Securities considered relevant, TD Securities is of the opinion that, as of September 27, 2021, the Consideration to be paid pursuant to the Arrangement by Agnico Eagle is fair, from a financial point of view, to Agnico Eagle.

Yours very truly,

TD SECURITIES INC.

®The TD logo and other trade-marks are the property of The Toronto-Dominion Bank.

APPENDIX J

BOFA SECURITIES FAIRNESS OPINION

(see attached)

Merrill Lynch Canada Inc.

181 Bay Street, Suite 400

Toronto, Ontario

Canada M5J 2V8

Tel: 416-369-7400

September 27, 2021

The Board of Directors

Agnico Eagle Mines Limited

145 King Street East, Suite 400

Toronto, Ontario, Canada

M5C 2Y7

Members of the Board of Directors:

We understand that Agnico Eagle Mines Limited ("Agnico") proposes to enter into a Merger Agreement (the "Agreement"), between Agnico and Kirkland Lake Gold Ltd. ("Kirkland"), pursuant to which, among other things, on the terms and subject to the conditions contained in the Agreement, each outstanding common share, no par value per share, of Kirkland (the "Kirkland Common Shares") will be deemed to be transferred by the holder thereof to Agnico in exchange for 0.7935 (the "Exchange Ratio") of a common share, no par value per share, of Agnico (the "Agnico Common Shares") pursuant to a plan of arrangement, the terms and conditions of which are more fully set forth in the Agreement (the "Arrangement").

You have requested our opinion as to the fairness, from a financial point of view, to Agnico of the Exchange Ratio provided for in the Arrangement.

In connection with this opinion, we have, among other things:

(i) reviewed certain publicly available business and financial information relating to Agnico and Kirkland;

(ii) reviewed certain internal financial and operating information with respect to the business, operations and prospects of Kirkland furnished to or discussed with us by the management of Kirkland, including certain financial forecasts relating to Kirkland prepared by the management of Kirkland (such forecasts, the "Kirkland Forecasts");

(iii) reviewed an alternative version of the Kirkland Forecasts incorporating certain adjustments thereto made by the management of Agnico (the "Adjusted Kirkland Forecasts") and discussed with the management of Agnico its assessments as to the relative likelihood of achieving the future financial results reflected in the Kirkland Forecasts and the Adjusted Kirkland Forecasts;

(iv) reviewed certain internal financial and operating information with respect to the business, operations and prospects of Agnico furnished to or discussed with us by the management of Agnico, including certain financial forecasts relating to Agnico prepared by the management of Agnico (such forecasts, the "Agnico Forecasts");

The Board of Directors

Agnico Eagle Mines Limited

(v) reviewed certain estimates as to the amount and timing of cost savings, inclusive of the costs to achieve such cost savings (the "Synergies") anticipated by the management of Agnico to result from the Arrangement;

(vi) discussed the past and current business, operations, financial condition and prospects of Kirkland with members of senior managements of Agnico and Kirkland, and discussed the past and current business, operations, financial condition and prospects of Agnico with members of senior management of Agnico;

(vii) reviewed the potential pro forma financial impact of the Arrangement on the future financial performance of Agnico;

(viii) reviewed the trading histories for Agnico Common Shares and Kirkland Common Shares and a comparison of such trading histories with each other and with the trading histories of other companies we deemed relevant;

(ix) compared certain financial and stock market information of Agnico and Kirkland with similar information of other companies we deemed relevant;

(x) compared certain financial terms of the Arrangement to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(xi) reviewed the relative financial contributions of Agnico and Kirkland to the future financial performance of the combined company on a pro forma basis;

(xii) reviewed a draft, dated September 27, 2021, of the Agreement (the "Draft Agreement"); and

(xiii) performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of Agnico that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Kirkland Forecasts, we have been advised by Agnico, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Kirkland as to the future financial performance of Kirkland. With respect to the Adjusted Kirkland Forecasts, the Agnico Forecasts and the Synergies, we have assumed, at the direction of Agnico, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Agnico as to the future financial performance of Kirkland and Agnico and the other matters covered thereby and, based on the assessments of the management of Agnico as to the relative likelihood of achieving the future financial results reflected in the Kirkland Forecasts and the Adjusted Kirkland Forecasts, we have relied, at the direction of Agnico, on the Adjusted Kirkland Forecasts for purposes of our opinion. We have relied, at the direction of Agnico, on the assessments of the management of Agnico as to Agnico's ability to achieve the Synergies and have been advised by Agnico, and have assumed, that the Synergies will be realized in the amounts and at the times projected. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Agnico, Kirkland or any other entity, nor have we made any physical inspection of the properties or assets of Agnico, Kirkland or any other entity and we have assumed, with the consent of Agnico, that there are no material undisclosed liabilities of or relating to Agnico or Kirkland for which appropriate reserves or other provisions have not been made. We have not evaluated the solvency or fair value of Agnico or Kirkland under any state, provincial, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of Agnico, that the Arrangement will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Arrangement, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Agnico, Kirkland or the contemplated benefits of the Arrangement. We also have assumed, at the direction of Agnico, that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us.

The Board of Directors

Agnico Eagle Mines Limited

 We express no view or opinion as to any terms or other aspects or implications of the Arrangement (other than the Exchange Ratio to the extent expressly specified herein), including, without limitation, the form or structure of the Arrangement or any terms, aspects or implications of any other arrangements, agreements or understandings that are or may be entered into in connection with or related to the Arrangement or otherwise. Our opinion is limited to the fairness, from a financial point of view, to Agnico of the Exchange Ratio provided for in the Arrangement and no opinion or view is expressed with respect to any consideration received in connection with the Arrangement by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Arrangement, or class of such persons, relative to the Exchange Ratio or otherwise. Furthermore, no opinion or view is expressed as to the relative merits of the Arrangement in comparison to other strategies or transactions that might be available to Agnico or in which Agnico might engage or as to the underlying business decision of Agnico to proceed with or effect the Arrangement. We are not expressing any opinion as to what the value of Agnico Common Shares actually will be when issued or the prices at which Agnico Common Shares or Kirkland Common Shares will trade at any time, including following announcement or consummation of the Arrangement. We also are not expressing any view or opinion with respect to, and we have relied, at the direction of Agnico, upon, the assessments of representatives of Agnico regarding, legal, regulatory, accounting, tax and similar matters relating to Agnico, Kirkland and the Arrangement as to which we understand that Agnico obtained such advice as it deemed necessary from qualified professionals. In addition, we express no opinion or recommendation as to how any securityholder should vote or act in connection with the Arrangement or any other matter.

The Board of Directors

Agnico Eagle Mines Limited

We have acted as financial advisor to Agnico in connection with the Arrangement and will receive a fee for our services, portions of which are payable upon delivery of this opinion and announcement of the Arrangement, and a significant portion of which is contingent upon consummation of the Arrangement. In addition, Agnico has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Agnico, Kirkland and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Agnico and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a lender under certain letters of credit, credit facilities and other credit arrangements of Agnico and/or certain of its affiliates, (ii) having provided or providing certain commodity, derivatives, foreign exchange and other trading services to Agnico and/or certain of its affiliates, and (iii) having provided or providing certain treasury management products and services to Agnico and/or certain of its affiliates. In addition, we and/or certain of our affiliates have maintained, currently are maintaining, and in the future may maintain, commercial (including vendor and/or customer) relationships with Agnico and/or certain of its affiliates.

In addition, we and our affiliates in the past have provided, currently are providing, and/or in the future may provide, investment banking, commercial banking and other financial services to Kirkland and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services.

It is understood that this letter is for the benefit and use of the Board of Directors of Agnico (in its capacity as such) in connection with and for purposes of its evaluation of the Arrangement and is not rendered to or for the benefit of, and shall not confer rights or remedies upon, any person other than the Board of Directors of Agnico.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our fairness opinion review committee.

The Board of Directors

Agnico Eagle Mines Limited

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Exchange Ratio provided for in the Arrangement is fair, from a financial point of view, to Agnico.

Very truly yours,

MERRILL LYNCH CANADA INC.

APPENDIX K
INFORMATION CONCERNING AGNICO

Notice to Reader

The following information provided by Agnico is presented on a pre-Arrangement basis (except where otherwise indicated) and reflects the current business, financial and share capital position of Agnico. This information has been provided by Agnico and is the sole responsibility of Agnico and should be read in conjunction with the documents incorporated by reference into this "Appendix K - Information Concerning Agnico" and the information concerning Agnico appearing elsewhere in this Circular. Kirkland does not assume any responsibility for the accuracy or completeness of such information. See "Information Concerning Kirkland", "Appendix L - Information Concerning Kirkland" and "Information Concerning the Combined Company Following the Arrangement" for business, financial and share capital information related to Kirkland both before and after giving effect to the Arrangement.

Forward-Looking Statements

Certain statements contained in this "Appendix K - Information Concerning Agnico", and in the documents incorporated by reference herein, constitute forward-looking statements and forward-looking information (collectively referred to as "forward-looking statements") within the meaning of applicable Securities Laws. Such forward-looking statements relate to future events or Agnico's future performance. See "Joint Management Information Circular - Cautionary Statement Regarding Forward-Looking Statements". Readers should also carefully consider the matters and cautionary statements discussed under the heading "Risk Factors" in this Circular, under "Appendix K - Information Concerning Agnico - Risk Factors" below and the Agnico AIF.

Documents Incorporated by Reference

Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada and filed with, or furnished to, the SEC. Copies of the Agnico documents incorporated herein by reference may be obtained on request without charge by contacting Chris Vollmershausen, Senior Vice President, Legal, General Counsel & Corporate Secretary at 145 King Street East, Suite 400, Toronto, Ontario, Canada M5C 2Y7, at info@agnicoeagle.com or at 1-647-260-3771. In addition, copies of the Agnico documents incorporated herein by reference may be obtained by accessing the disclosure documents available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Agnico's filings through SEDAR and EDGAR are not incorporated by reference in this Circular except as specifically set out herein.

The following documents of Agnico are filed with the various securities commissions or similar authorities in each of the provinces and territories of Canada and are specifically incorporated by reference into and form an integral part of this Circular:

(a) annual information form for the year ended December 31, 2020, dated March 26, 2021 (the "Agnico AIF");

(b) audited consolidated annual financial statements for the year ended December 31, 2020 and 2019 (the "Agnico Annual Financial Statements");

(c) unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2021 and 2020 (the "Agnico Q3 Interim Financial Statements");

(d) management's discussion and analysis for the year ended December 31, 2020 (the "Agnico Annual MD&A");

(e) management's discussion and analysis for the three and nine months ended September 30, 2021 (the "Agnico Q3 Interim MD&A");

(f) management information circular dated March 22, 2021 relating to the annual and special meeting of Agnico Shareholders held on April 30, 2021 (the "Agnico AGM Circular"); and

(g) the material change report of Agnico dated October 8, 2021 relating to execution of the Merger Agreement.

Any documents of the type required by National Instrument 44-101 - Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditor's report thereon, management's discussion and analysis of financial condition and results of operations, information circulars, annual information forms, marketing materials and business acquisition reports, and any other document which indicates on the cover page thereof that it is incorporated by reference in this Circular, that is filed by Agnico with Canadian securities regulators on SEDAR at www.sedar.com after the date of this Circular and before the Agnico Meeting are deemed to be incorporated by reference into this Circular. All such documents will also be filed with or furnished to the SEC by Agnico and will be available under Agnico's issuer profile on EDGAR at www.sec.gov.

Any statement contained in this Circular or in any other document incorporated or deemed to be incorporated by reference in this Circular shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which is deemed to be incorporated by reference in this Circular modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Circular except as so modified or superseded.

Non-GAAP Measures

In certain documents incorporated by reference into this "Appendix K - Information Concerning Agnico", there are references to certain non-GAAP financial performance measures. These are not recognized measures under IFRS and may not be comparable to similar measures reported by other gold mining companies. Readers are cautioned not to consider these non-GAAP financial performance measures as an alternative to, or more meaningful than measures of financial performance as determined in accordance with IFRS. Readers are further cautioned not to place undue reliance on any one financial measure.

For more information, see the Agnico AIF, the Agnico Annual MD&A, the Agnico Q3 Interim Financial Statements and the Agnico Q3 Interim MD&A, each of which is incorporated herein by reference.

Overview

Agnico is a senior Canadian gold mining company that has produced precious metals since 1957. Its operating mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States, Sweden and Colombia. The following is a list of Agnico's operating mines, all of which are 100% owned, directly or indirectly, by Agnico, unless otherwise indicated:

  LaRonde Complex (Québec, Canada)
  Canadian Malartic mine (50% owned) (Québec, Canada)
  Goldex mine (Québec, Canada)
  Meadowbank Complex (Nunavut, Canada)
  Meliadine mine (Nunavut, Canada)
  Hope Bay mine (Nunavut, Canada)
  Kittila mine (Finland)

  Pinos Altos mine (Chihuahua, Mexico)
  La India mine (Sonora, Mexico)

Agnico's head and registered office is located at Suite 400, 145 King Street East, Toronto, Ontario, Canada M5C 2Y7. Agnico's principal place of business in the United States is located at 1675 E. Prater Way, Suite 102, Sparks, Nevada 89434.

Agnico is a corporation organized under the Business Corporations Act (Ontario). Agnico was formed by articles of amalgamation under the laws of the Province of Ontario on June 1, 1972, as a result of the amalgamation of Agnico Mines Limited ("Agnico Mines") and Eagle Gold Mines Limited. Agnico Mines was incorporated under the laws of the Province of Ontario on January 21, 1953 under the name "Cobalt Consolidated Mining Corporation Limited" and changed its name to Agnico Mines Limited on October 25, 1957. Eagle Gold Mines Limited was incorporated under the laws of the Province of Ontario on August 14, 1945.

On December 31, 1992, Agnico amalgamated with Lucky Eagle Mines Limited. On January 1, 1996, Agnico amalgamated with Goldex Mines Limited and 1159885 Ontario Limited. On October 17, 2001, Agnico amalgamated with Mentor Exploration and Development Co. On August 1, 2007, Agnico amalgamated with Cumberland Resources Ltd., Agnico-Eagle Acquisition Corporation and Meadowbank Mining Corporation. On January 1, 2011, Agnico amalgamated with 1816276 Ontario Inc. (the ultimate successor entity to Comaplex Minerals Corp.). On January 1, 2013, Agnico amalgamated with 1886120 Ontario Inc. (the successor corporation to 9237-4925 Quebec Inc.). On January 1, 2020, Agnico amalgamated with 2421451 Ontario Inc., which had previously been part of the holding structure through which Agnico held its interest in the Canadian Malartic mine.

Agnico is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, Northwest Territories, Yukon and Nunavut, and the Agnico Shares trade on the TSX and the NYSE under the trading symbol "AEM". It is anticipated that, after completion of the Arrangement, the Combined Company will be a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, Northwest Territories, Yukon and Nunavut and will continue to trade on the TSX and the NYSE under the trading symbol "AEM".

Further details concerning Agnico, including information with respect to Agnico's assets, operations and history, are provided in the Agnico AIF. Readers are encouraged to thoroughly review such document as it contains important information about Agnico.

Corporate Structure

The following chart sets out the corporate structure of Agnico, each of its significant Subsidiaries and certain other entities, together with the jurisdiction of organization of Agnico and each such Subsidiary or entity as at the date hereof (all of which are directly or indirectly wholly-owned by Agnico, unless otherwise indicated).

AGNICO EAGLE MINES LIMITED
(Ontario)
(NYSE, TSX: AEM)
TMAC Resources Inc. (Ontario)
75%
0901223 B.C. Ltd. (British Columbia)
Agnico Eagle (USA) Limited (Nevada)
50%
Canadian Malartic Corporation (Ontario)
1641315 Ontario Inc. (Ontario)
2754465 Ontario Inc. (Ontario)
(1)
Agnico Eagle Mines Mexico Cooperatie U.A. (Netherlands)
Genex Exploration Corp. (Yukon)
Penna Insurance Inc. (Barbados)
(3) 99.99%
Minera Azor Dorado, S.A. de C.V. (Mexico)
Servicios Agnico Eagle Colombia S.A.S (Colombia)
50%**
Minera Monte Águila S.A.S (Colombia)
(2)
Grupo Agnico Eagle Mexico, S.A. de C.V. (Mexico)
Agnico Eagle Sweden AB (Sweden)
60.6128%
19.6936%
Canadian Malartic GP
10.53%
1.19%
88.28%
Agnico Eagle Mexico, S.A. de C.V. (Mexico)
(3)
REMI Agnico, S.A. de C.V., SOFOM, E.N.R. (Mexico)
(3)
Minera Agave, S.A. de C.V. (Mexico)
(1)
Servicios Pinos Altos, S.A. de C.V. (Mexico)
(1)
Servicios Agnico Eagle Mexico, S.A. de C.V. (Mexico)
(1)
Servicios Agnico del Pacifico, S.A. de C.V. (Mexico)
Agnico Eagle Finland Oy (Finland)
55%
Gunnarn Mining AB (Sweden)
(4)
Agnico Sonora, S.A. de C.V (Mexico)
(4)
L.C. Mines, S.A. de C.V. (Mexico

* Notes:

1. Unless otherwise indicated, all ownership interests are 100%.

2. 2754465 Ontario Inc. held 29.36% of Minera Monte Águila S.A.S as at December 31, 2020. Its shareholding percentage is expected to reach 50% by September 29, 2021, being a year from the date the Shareholders' Agreement was executed. In the interim period, provided 2754465 Ontario funds the operations of Minera Monte Águila S.A.S in accordance with the terms of the Shareholders' Agreement, 2754465 Ontario will have 50% of Minera Monte Águila S.A.S's voting rights.

3. *De minimis* interests are held by the following entities:

(1) 1641315 Ontario Inc.
(2) Agnico Eagle Mines Limited
(3) Agnico Eagle Mexico, S.A. de C.V.
(4) Grupo Agnico Eagle Mexico, S.A. de C.V.

4. Mine Ownership:

Agnico Eagle Mines Limited – *LaRonde Complex, Goldex, Meadowbank Complex, Meliadine*
Agnico Eagle Finland Oy – *Kittila*
Agnico Eagle Mexico, S.A. de C.V. – *Pinos Altos*
Agnico Sonora, S.A. de C.V. – *La India*
Canadian Malartic GP – *Canadian Malartic*
TMAC Resources Inc. – *Hope Bay*

Recent Developments

Agnico and Kirkland entered into and announced the Merger Agreement on September 28, 2021, as subsequently amended by the Amending Agreement, pursuant to which Agnico agreed to acquire all of the issued and outstanding Kirkland Shares (other than Kirkland Shares held by Dissenting Shareholders, if any, which will be repurchased for cancellation by Kirkland) by way of a plan of arrangement under the OBCA. As consideration under the Arrangement, Kirkland Shareholders (other than Dissenting Shareholders) will receive 0.7935 of an Agnico Share for each Kirkland Share or Kirkland CDI held. Former Agnico Shareholders and Former Kirkland Shareholders are expected to own approximately 54% and 46% of the Agnico Shares in the Combined Company, respectively, immediately after completion of the Arrangement (on a non-diluted basis), in each case based on the number of Agnico Shares and Kirkland Shares issued and outstanding as of September 27, 2021, and Kirkland will become a wholly-owned subsidiary of Agnico. For a full description of the Arrangement and the Merger Agreement, see "The Arrangement" and "The Merger Agreement" in this Circular.

Description of Capital Structure

Agnico's authorized capital consists of an unlimited number of shares of one class designated as common shares, of which 244,865,927 Agnico Shares were issued and outstanding as at the Agnico Record Date.

All issued and outstanding Agnico Shares are fully paid and non-assessable. The holders of the Agnico Shares are entitled to one vote per share at meetings of shareholders and to receive dividends if, as and when declared by the Agnico Board. In the event of voluntary or involuntary liquidation, dissolution or winding-up of Agnico, after payment of all outstanding debts, the remaining assets of Agnico available for distribution would be distributed rateably to the holders of the Agnico Shares. Holders of the Agnico Shares have no pre-emptive, redemption, exchange or conversion rights. Agnico may not create any class or series of shares or make any modification to the provisions attaching to the Agnico Shares without the affirmative vote of two-thirds of the votes cast by the holders of the Agnico Shares.

Securities Authorized for Issuance under the Agnico Option Plan

Agnico has reserved 38,000,000 Agnico Shares for issuance under the Agnico Option Plan. As of October 28, 2021, there were 5,053,061 Agnico Options available for issuance under the Agnico Option Plan and 4,608,466 Agnico Options outstanding with exercise prices between C$55.10 and C$89.59 and a weighted-average exercise price of C$74.02. Each Agnico Option is exercisable for one Agnico Share.

Consolidated Capitalization of Agnico

Except as otherwise described herein, there have been no material changes in Agnico's share and debt capital, on a consolidated basis, since September 30, 2021, the date of Agnico's most recently filed consolidated financial statements. See the Agnico Q3 Interim Financial Statements and the Agnico Q3 Interim MD&A, which are incorporated by reference in this Circular, for additional information with respect to Agnico's consolidated capitalization. Also see the table under the heading "Information Concerning the Combined Company Following the Arrangement - Pro Forma Capitalization" in this Circular for more information about Agnico's consolidated capitalization both before and after giving effect to the Arrangement.

Market For Securities

The Agnico Shares are listed on the TSX and the NYSE under the symbol "AEM". On September 27, 2021, the last trading day prior to the announcement that Agnico and Kirkland had entered into the Merger Agreement, the closing prices of the Agnico Shares on the TSX and the NYSE were C$63.81 and $50.55, respectively. On October 28, 2021, the last trading day prior to the date of this Circular, the closing prices of the Agnico Shares on the TSX and the NYSE were C$68.34 and $55.39, respectively.

Prior Sales

No Agnico Shares or other securities of Agnico have been repurchased by Agnico during the 12-month period preceding the Merger Agreement. Agnico has not sold or issued any Agnico Shares or securities convertible into Agnico Shares during the 12-month period prior to the date of this Circular other than as follows:

Date of Issue	Number of Securities Issued	Issue/Exercise Price (C$)	Reason for Issuance
October 1, 2020	2,500	$56.45	Exercise of Options
October 1, 2020	500	$58.04	Exercise of Options
October 1, 2020	1,000	$66.57	Exercise of Options
October 2, 2020	100	$55.10	Exercise of Options
October 2, 2020	100	$58.04	Exercise of Options
October 2, 2020	250	$79.98	Exercise of Options
October 5, 2020	69,679	$104.63	Issue under the Employee Share Purchase Plan
October 5, 2020	4,650	US$78.24	Issue under the Employee Share Purchase Plan
October 14, 2020	200	$58.04	Exercise of Options
October 16, 2020	500	US$26.28	Exercise of Options
October 16, 2020	500	$79.98	Exercise of Options
October 22, 2020	625	$79.98	Exercise of Options
November 5, 2020	2,250	$55.10	Exercise of Options
November 5, 2020	1,000	$58.04	Exercise of Options
November 9, 2020	7,500	$58.04	Exercise of Options
November 9, 2020	250	$36.37	Exercise of Options
November 9, 2020	1,000	$58.04	Exercise of Options
November 10, 2020	2,000	$55.10	Exercise of Options
November 10, 2020	300	$56.45	Exercise of Options
November 10, 2020	3,800	$58.04	Exercise of Options

Date of Issue	Number of Securities Issued	Issue/Exercise Price (C$)	Reason for Issuance
November 10, 2020	750	$79.98	Exercise of Options
December 15, 2020	177	$88.15	Issue under the Dividend Re-investment Plan
December 15, 2020	194,002	US$65.82	Issue under the Dividend Re-investment Plan
December 15, 2020	7	US$69.28	Issue under the Dividend Re-investment Plan
December 31, 2020	4,000	$36.37	Exercise of Options
December 31, 2020	750	$55.10	Exercise of Options
December 31, 2020	750	$56.45	Exercise of Options
December 31, 2020	750	$58.04	Exercise of Options
January 1, 2021	1,401,300	$89.59	Option Grant
January 1, 2021	189,450	US$70.51	Option Grant
January 4, 2021	4,000	$36.37	Exercise of Options
January 4, 2021	750	$79.98	Exercise of Options
January 5, 2021	78,036	$91.52	Issue under the Employee Share Purchase Plan
January 5, 2021	5,490	US$71.50	Issue under the Employee Share Purchase Plan
January 6, 2021	4,000	$36.37	Exercise of Options
January 6, 2021	5,463	US$40.40	Exercise of Options
January 6, 2021	5,250	US$46.18	Exercise of Options
January 6, 2021	20,413	$55.10	Exercise of Options
January 6, 2021	11,937	$58.04	Exercise of Options
January 6, 2021	4,600	US$61.61	Exercise of Options
January 6, 2021	8,525	$79.98	Exercise of Options
January 7, 2021	800	US$40.40	Exercise of Options
January 7, 2021	1,000	US$46.18	Exercise of Options
January 7, 2021	2,500	$58.04	Exercise of Options
January 8, 2021	17,250	$55.10	Exercise of Options
January 8, 2021	24,500	$58.04	Exercise of Options
January 8, 2021	5,125	$79.98	Exercise of Options
January 11, 2021	16,550	$55.10	Exercise of Options
January 11, 2021	250	$56.45	Exercise of Options
January 11, 2021	12,300	$58.04	Exercise of Options
January 11, 2021	4,950	$79.98	Exercise of Options
January 14, 2021	750	$58.04	Exercise of Options
January 14, 2021	1,000	$55.10	Exercise of Options
January 18, 2021	3,750	$55.10	Exercise of Options
January 27, 2021	100	US$40.40	Exercise of Options
January 27, 2021	3,988	$55.10	Exercise of Options
February 3, 2021	400	US$40.40	Exercise of Options
February 3, 2021	500	US$46.18	Exercise of Options
February 3, 2021	313	US$61.61	Exercise of Options
February 4, 2021	550	US$40.40	Exercise of Options
February 8, 2021	100	US$40.40	Exercise of Options
February 9, 2021	937	$58.04	Exercise of Options
February 9, 2021	1,000	$55.10	Exercise of Options
February 10, 2021	1,700	$55.10	Exercise of Options
February 10, 2021	5,137	$58.04	Exercise of Options
February 12, 2021	2,250	$55.10	Exercise of Options
February 12, 2021	700	$56.45	Exercise of Options
February 12, 2021	750	$58.04	Exercise of Options
February 16, 2021	500	$56.45	Exercise of Options
February 17, 2021	2,000	$58.04	Exercise of Options
February 18, 2021	500	$58.04	Exercise of Options
February 19, 2021	100	US$40.40	Exercise of Options
March 5, 2021	237	$55.10	Exercise of Options
March 11, 2021	200	$55.10	Exercise of Options
March 15, 2021	300	$58.04	Exercise of Options
March 18, 2021	338	$58.04	Exercise of Options
March 19, 2021	300	$58.04	Exercise of Options
March 22, 2021	181	$73.65	Issue under the Dividend Re-Investment Plan
March 22, 2021	211,960	US$55.91	Issue under the Dividend Re-Investment Plan
April 5, 2021	109,300	$73.25	Issue under the Employee Share Purchase Plan

Date of Issue	Number of Securities Issued	Issue/Exercise Price (C$)	Reason for Issuance
April 5, 2021	5,978	US$58.14	Issue under the Employee Share Purchase Plan
April 13, 2021	475	$55.10	Exercise of Options
April 13, 2021	400	US$40.40	Exercise of Options
April 14, 2021	150	US$40.40	Exercise of Options
April 15, 2021	1,000	$58.04	Exercise of Options
April 19, 2021	500	$58.04	Exercise of Options
April 20, 2021	750	$55.10	Exercise of Options
April 22, 2021	5,000	$55.10	Exercise of Options
April 23, 2021	10,000	$55.10	Exercise of Options
April 23, 2021	500	US$46.18	Exercise of Options
April 26, 2021	150	US$46.18	Exercise of Options
April 27, 2021	625	$79.98	Exercise of Options
May 4, 2021	500	$55.10	Exercise of Options
May 5, 2021	250	$55.10	Exercise of Options
May 6, 2021	9,250	$55.10	Exercise of Options
May 6, 2021	2,500	$56.45	Exercise of Options
May 6, 2021	8,250	$58.04	Exercise of Options
May 10, 2021	4,200	US$40.40	Exercise of Options
May 10, 2021	4,250	US$46.18	Exercise of Options
May 10, 2021	938	$55.10	Exercise of Options
May 10, 2021	2,687	$58.04	Exercise of Options
May 10, 2021	6,000	US$61.61	Exercise of Options
May 10, 2021	675	$79.98	Exercise of Options
May 11, 2021	5,200	$55.10	Exercise of Options
May 11, 2021	1,000	$58.04	Exercise of Options
May 11, 2021	600	$79.98	Exercise of Options
May 13, 2021	562	US$61.61	Exercise of Options
May 14, 2021	2,000	$55.10	Exercise of Options
May 14, 2021	1,000	$58.04	Exercise of Options
May 17, 2021	10,500	$58.04	Exercise of Options
May 18, 2021	100	US$40.40	Exercise of Options
May 18, 2021	1,000	$55.10	Exercise of Options
May 18, 2021	475	$58.04	Exercise of Options
May 19, 2021	1,600	US$40.40	Exercise of Options
May 19, 2021	600	US$46.18	Exercise of Options
May 19, 2021	13,351	$55.10	Exercise of Options
May 19, 2021	12,875	$58.04	Exercise of Options
May 19, 2021	1,500	$79.98	Exercise of Options
May 20, 2021	2,250	$58.04	Exercise of Options
May 21, 2021	4,550	US$40.40	Exercise of Options
May 21, 2021	4,750	US$46.18	Exercise of Options
May 21, 2021	11,500	$55.10	Exercise of Options
May 21, 2021	3,937	US$61.61	Exercise of Options
May 21, 2021	4,126	US$70.51	Exercise of Options
May 24, 2021	500	US$40.40	Exercise of Options
May 25, 2021	800	US$40.40	Exercise of Options
May 25, 2021	3,000	$55.10	Exercise of Options
May 25, 2021	2,375	$58.04	Exercise of Options
May 26, 2021	275	$55.10	Exercise of Options
May 26, 2021	650	$58.04	Exercise of Options
May 27, 2021	625	$55.10	Exercise of Options
May 28, 2021	1,000	$58.04	Exercise of Options
June 1, 2021	750	$55.10	Exercise of Options
June 1, 2021	8,000	$56.45	Exercise of Options
June 1, 2021	625	$79.98	Exercise of Options
June 3, 2021	500	US$40.40	Exercise of Options
June 3, 2021	100	US$46.18	Exercise of Options
June 4, 2021	100	US$40.40	Exercise of Options
June 4, 2021	100	$55.10	Exercise of Options
June 7, 2021	800	US$40.40	Exercise of Options

Date of Issue	Number of Securities Issued	Issue/Exercise Price (C$)	Reason for Issuance
June 7, 2021	750	US$46.18	Exercise of Options
June 7, 2021	625	US$61.61	Exercise of Options
June 11, 2021	500	$55.10	Exercise of Options
June 14, 2021	200	US$42.00	Exercise of Options
June 14, 2021	1,000	US$46.18	Exercise of Options
June 14, 2021	1,750	$55.10	Exercise of Options
June 14, 2021	2,000	$58.04	Exercise of Options
June 15, 2021	301	$86.64	Issue under the Dividend Re-Investment Plan
June 15, 2021	40	US$71.09	Issue under the Dividend Re-Investment Plan
June 15, 2021	263,989	US$67.54	Issue under the Dividend Re-Investment Plan
June 16, 2021	200	US$46.18	Exercise of Options
June 21, 2021	1,250	$55.10	Exercise of Options
June 22, 2021	500	$55.10	Exercise of Options
July 5, 2021	107,672	$76.60	Issue under the Employee Share Purchase Plan
July 5, 2021	6,090	US$62.12	Issue under the Employee Share Purchase Plan
July 8, 2021	1,000	$58.04	Exercise of Options
July 8, 2021	750	$55.10	Exercise of Options
July 14, 2021	2,000	$55.10	Exercise of Options
August 2, 2021	400	US$42.00	Exercise of Options
August 3, 2021	1,200	$55.10	Exercise of Options
August 5, 2021	1,000	$58.04	Exercise of Options
August 6, 2021	300	US$40.40	Exercise of Options
September 13, 2021	500	$46.18	Exercise of Options
September 15, 2021	258	$72.23	Issue under the Dividend Re-Investment Plan
September 15, 2021	359,493	US$54.24	Issue under the Dividend Re-Investment Plan
October 5, 2021	130,116	$64.41	Issue under the Employee Share Purchase Plan
October 5, 2021	8,118	US$50.81	Issue under the Employee Share Purchase Plan
October 25, 2021	400	US$42.00	Exercise of Options

Price Range and Trading Volumes of Agnico Shares

The following tables set forth, for the periods indicated, the reported high, low and month-end closing trading prices and the aggregate volume of trading of the Agnico Shares on the TSX and the NYSE.

	Trading of Agnico Shares on the TSX
	High (C$)	Low (C$)	Monthly Volume (#)
2021
October (to October 28)	71.80	64.46	15,128,212
September	73.72	63.03	18,881,694
August	80.26	71.60	11,173,298
July	80.71	75.33	11,159,363
June	87.60	74.96	14,888,450
May	88.73	81.66	14,913,757
April	84.00	74.86	14,746,857
March	71.37	51.66	16,091,856
February	92.75	71.04	16,454,744
January	96.68	86.96	11,489,706
2020
December	93.57	87.66	16,410,128
November	109.74	81.79	19,701,714
October	110.60	101.26	11,426,645
September	114.00	100.02	16,096,162

	Trading of Agnico Shares on the NYSE
	High ($)	Low ($)	Monthly Volume (#)
2021
October (to October 28)	57.89	50.99	8,152,792
September	58.87	49.72	10,711,426
August	64.09	55.95	7,459,946
July	64.77	59.95	7,107,305
June	72.48	60.45	7,651,501
May	73.57	66.37	7,675,419
April	67.23	59.67	6,684,922
March	53.16	36.36	6,701,851
February	73.02	55.87	7,623,418
January	76.39	67.97	6,383,045
2020
December	73.02	68.69	5,646,264
November	84.16	62.89	6,323,935
October	84.18	76.13	4,626,460
September	86.47	74.71	6,086,018

Dividend Policy and History

Agnico's current policy is to pay quarterly dividends on the Agnico Shares and, on October 27, 2021, Agnico declared a quarterly dividend of $0.35 per Agnico Share, which will be paid on December 15, 2021 to Agnico Shareholders of record as of December 1, 2021. Agnico paid quarterly dividends of $0.35 per Agnico Share on March 22, 2021, June 15, 2021 and September 15, 2021. In 2020, the dividends paid were $0.95 per Agnico Share (quarterly payments of $0.20 per Agnico Share in the first, second and third quarters and $0.35 per Agnico Share in the fourth quarter). In 2019, the dividends paid were $0.55 per Agnico Share (quarterly payments of $0.125 per Agnico Share in the first, second and third quarters and $0.175 per Agnico Share in the fourth quarter). In 2018, the dividends paid were $0.44 per Agnico Share (quarterly payments of $0.11 per Agnico Share).

Agnico expects to maintain its existing dividend policy and payments until the Arrangement is completed. Future dividends will be at the discretion of the Agnico Board and will be subject to factors and conditions such as Agnico's earnings, financial condition, cash flow, capital requirements and broader market and economic conditions. Agnico's bank credit facility contains a covenant that restricts Agnico's ability to declare or pay dividends if certain events of default under the bank credit facility have occurred and are continuing. See also "Information Concerning the Combined Company Following the Arrangement - Dividend Policy and Capital Allocation".

Interest of Informed Persons in Material Transactions

There were no material interests, direct or indirect, of Agnico's directors or executive officers, or any director or executive officer of a Subsidiary of Agnico or any Person who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Agnico Shares, or any associate or affiliate of such Persons, in any transaction since the commencement of Agnico's last completed financial year or in any proposed transaction which has materially affected, or would materially affect, Agnico or any of its Subsidiaries.

Material Contracts

Except as otherwise disclosed in this Circular and as discussed in the Agnico AIF, during the 12 months prior to the date of this Circular, Agnico has not entered into any contracts, nor are there any contracts still in effect, that are material to Agnico or any of its Subsidiaries, other than contracts entered into in the ordinary course of business. See "Material Contracts" in the Agnico AIF, which is incorporated by reference in this Circular.

Auditor, Transfer Agent and Registrar

Agnico's auditor is Ernst & Young LLP. Ernst & Young LLP, as auditor of Agnico, has advised Agnico that it is independent of Agnico in the context of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario and has complied with the SEC's rules on auditor independence.

Agnico's registrar and transfer agent is Computershare, located in Toronto, Ontario.

Risk Factors

An investment in the securities of Agnico and the completion of the Arrangement are subject to certain risks. In addition to considering the other information in this Circular, including the risk factors relating to the Arrangement set forth under "Risk Factors" in this Circular, readers should carefully consider the risk factors described under the heading "Risk Factors" in the Agnico AIF which is incorporated by reference in this Circular. If any of the identified risks were to materialize, Agnico's business, financial position, results and/or future operations may be materially affected. The risk factors identified in this Circular and the documents incorporated by reference are not exhaustive and other factors may arise in the future that are currently not foreseen by management of Agnico that may present additional risks in the future.

Interests of Experts

Each of TD Securities and BofA Securities is named as having prepared or certified a report, statement or opinion in this Circular, specifically their respective fairness opinions. See "The Arrangement - Agnico Fairness Opinions". Except for the fees to be paid to the financial advisors, a substantial portion of which is contingent on completion of the Arrangement, to the knowledge of Agnico, none of the foregoing financial advisors, their directors, officers, employees and partners, as applicable, or their respective associates or affiliates, beneficially owns, directly or indirectly, 1% or more of any outstanding securities of Agnico or any associate or affiliate of Agnico, has received or will receive any direct or indirect interests in the property of Agnico or any of its associates or affiliates, or is expected to be elected, appointed or employed as a director, officer or employee of Agnico or any associate or affiliate thereof.

The Agnico Annual Financial Statements, incorporated by reference in this Circular, have been audited by Ernst & Young LLP, as set forth in their report thereon. Ernst & Young LLP has advised Agnico that it is independent of Agnico in the context of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario and has complied with the SEC's rules on auditor independence.

Additional Information

Additional information relating to Agnico is available under Agnico's issuer profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Financial information concerning Agnico is provided in the Agnico Annual Financial Statements and the Agnico Annual MD&A, and the Agnico Q3 Interim Financial Statements and Agnico Q3 Interim MD&A, which can be accessed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. The information contained on, or accessible through, any of these websites is not incorporated by reference into this Circular and is not, and should not be considered to be, a part of this Circular unless it is explicitly so incorporated. See "Documents Incorporated by Reference" above.

Agnico Shareholders may contact Investor Relations at Agnico by telephone at (416) 947-1212 or by email at info@agnicoeagle.com to request copies of Agnico's financial statements and management's discussion and analysis. Copies of this Circular and the other Agnico Meeting Materials may also be found under Agnico's issuer profiles on SEDAR and EDGAR.

APPENDIX L
INFORMATION CONCERNING KIRKLAND

Notice to Reader

The following information provided by Kirkland is presented on a pre-Arrangement basis (except where otherwise indicated) and reflects the current business, financial and share capital position of Kirkland. This information has been provided by Kirkland and is the sole responsibility of Kirkland and should be read in conjunction with the documents incorporated by reference into this "Appendix L - Information Concerning Kirkland" and the information concerning Kirkland appearing elsewhere in this Circular. Agnico does not assume any responsibility for the accuracy or completeness of such information. See "Information Concerning Agnico", "Appendix K - Information Concerning Agnico" and "Information Concerning the Combined Company Following the Arrangement" of this Circular for business, financial and share capital information related to Agnico both before and after giving effect to the Arrangement.

Forward-Looking Statements

Certain statements contained in this "Appendix L - Information Concerning Kirkland", and in the documents incorporated by reference herein, constitute forward-looking statements within the meaning of applicable Securities Laws. Such forward-looking statements relate to future events or Kirkland's future performance. See "Joint Management Information Circular - Cautionary Statement Regarding Forward-Looking Statements". Readers should also carefully consider the matters and cautionary statements discussed under the heading "Risk Factors" in this Circular, under "Appendix L - Information Concerning Kirkland - Risk Factors" below and the Kirkland AIF.

Documents Incorporated by Reference

Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in each of the provinces of Canada, other than Quebec and filed with, or furnished to, the SEC. Copies of the Kirkland documents incorporated herein by reference may be obtained on request without charge by contacting Jennifer Wagner, Executive Vice President, Corporate Affairs and Sustainability at 3120 - 200 Bay Street, Toronto, Ontario, Canada M5J 2J1 or at 1-(416) 840-7884. In addition, copies of the Kirkland documents incorporated herein by reference may be obtained by accessing the disclosure documents available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Kirkland's filings through SEDAR and EDGAR are not incorporated by reference in this Circular except as specifically set out herein.

The following documents of Kirkland are filed with the various securities commissions or similar authorities in each of the provinces of Canada, other than Quebec and are specifically incorporated by reference into and form an integral part of this Circular:

(a) annual information form for the year ended December 31, 2020, dated March 30, 2021 (but excluding the disclosure contained under the heading "Material Properties - Detour Lake" of the Kirkland AIF and the disclosure relating to the Detour Lake under the heading "Interests of Experts" of the Kirkland AIF) (the "Kirkland AIF");

(b) audited consolidated annual financial statements for the year ended December 31, 2020 and 2019 (the "Kirkland Annual Financial Statements");

(c) unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2021 and 2020 (the "Kirkland Q2 Interim Financial Statements");

(d) managements discussion and analysis for the year ended December 31, 2020 (the "Kirkland Annual MD&A");

(e) managements discussion and analysis for the three and six months ended June 30, 2021 (the "Kirkland Q2 Interim MD&A");

(f) management information circular dated April 9, 2021 relating to the annual meeting of Kirkland Shareholders held on May 6, 2021 (the "Kirkland AGM Circular"); and

(g) the material change report of Kirkland dated October 8, 2021 relating to execution of the Merger Agreement.

Any documents of the type required by National Instrument 44-101 - Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditor's report thereon, management's discussion and analysis of financial condition and results of operations, information circulars, annual information forms, marketing materials and business acquisition reports, and any other document which indicates on the cover page thereof that it is incorporated by reference in this Circular, that is filed by Kirkland with Canadian securities regulators on SEDAR at www.sedar.com after the date of this Circular and before the Kirkland Meeting are deemed to be incorporated by reference into this Circular. In addition, any report on Form 40-F, 20-F or Form 6-K (or any respective successor form) filed by Kirkland with, or furnished by Kirkland to, the SEC subsequent to the date of this Circular and before the Kirkland Meeting shall also be deemed to be incorporated by reference into this Circular (in the case of any report on Form 6-K, if and to the extent expressly provided in such report).

Any statement contained in this Circular or in any other document incorporated or deemed to be incorporated by reference in this Circular shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which is deemed to be incorporated by reference in this Circular modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Circular except as so modified or superseded.

Non-GAAP Measures

Certain non-GAAP financial performance measures are included in this "Appendix L - Information Concerning Kirkland" or in certain documents incorporated by reference herein, including adjusted net cash provided by operating activities, free cash flow, adjusted free cash flow, operating cash costs and operating cash costs per ounce sold, sustaining and growth capital expenditures, all-in sustaining costs ("AISC"), AISC per ounce sold, average realized gold price per ounce sold, adjusted net earnings and adjusted net earnings per share, earnings before interest, taxes and depreciation and amortization and working capital. In the gold mining industry, these are common performance measures but are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Kirkland believes that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to assist in their evaluation of Kirkland's performance and ability to generate cash flow from its operations. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

For more information, see the Kirkland AIF, the Kirkland Annual MD&A, the Kirkland Q2 Interim MD&A and the Kirkland Q2 Interim MD&A, each of which is incorporated herein by reference.

Overview

Kirkland is a senior gold mining, development and exploration company with a diversified portfolio of assets located in the stable mining jurisdictions of Canada and Australia with a significant pipeline of high-quality exploration projects. The production profile of Kirkland is anchored by three high-quality, cornerstone assets. These assets include two high-grade, low-cost underground operations, the Macassa mine complex located in northeastern Ontario (the "Macassa Mine") and the Fosterville gold mine located in the State of Victoria, Australia (the "Fosterville Mine"), as well as Detour Lake mine ("Detour Lake"), a large-scale open-pit mining operation located in northern Ontario. Detour Lake was acquired by Kirkland on January 31, 2020 through the acquisition of all of the issued and outstanding common shares of Detour Gold Corporation ("Detour"). In addition, Kirkland indirectly owns the Holt mine (the "Holt Complex") and the Taylor mine which are situated along the Porcupine-Destor Fault Zone, in northeastern Ontario, and the Cosmo gold mine located in the Northern Territory, Australia. Kirkland has a strong foundation of quality, low-cost gold production, with its mines producing a total of 1,369,652 ounces in 2020, at an average operating cash costs per ounce sold of $404 and AISC per ounce sold of $800. As a result, Kirkland is targeting production for 2021 of 1,300,000-1,400,000 ounces. Kirkland's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

Kirkland is dedicated to continued growth in high-margin, low-cost production and mine life through the ongoing conversion of mineral resources to mineral reserves and the idenfication of new mineral resources through a strong commitment to exploration, while at the same time generating high levels of profitability and free cash flow. Kirkland also strives to enhance shareholder value through the direct return of capital to its shareholders, through its quarterly dividend, as well as through common share repurchases, when appropriate. Kirkland pursues its business plans through a disciplined approach focused on profitable operations, while also maintaining the high standards that Kirkland's core values represent.

Newmarket Gold Inc. (one of the predecessors to Kirkland) ("Old Newmarket") was originally incorporated as 565300 B.C. Ltd under the Company Act (British Columbia) on May 27, 1998 and changed its name to Raystar Enterprises Ltd. on August 13, 1998. Old Newmarket transitioned to the Business Corporations Act (British Columbia) on May 25, 2004. On October 17, 2007, Old Newmarket changed its name to Raystar Capital Ltd., and on October 4, 2013 announced that it had changed its name to "Newmarket Gold Inc." On July 7, 2015, Old Newmarket was continued under the OBCA. On July 10, 2015, Old Newmarket amalgamated with Crocodile Gold Corp. pursuant to a plan of arrangement under the OBCA to create an amalgamated entity which was also named Newmarket Gold Inc. On November 30, 2016, Newmarket Gold Inc. combined with Kirkland Lake Gold Inc. ("Old Kirkland Lake Gold") pursuant to a plan of arrangement under the Canada Business Corporations Act (Canada), as a result of which, Old Kirkland Lake Gold became a wholly-owned subsidiary of Newmarket Gold Inc. (the "Old Kirkland Arrangement"). In connection with the Old Kirkland Arrangement, Newmarket Gold Inc. changed its name from Newmarket Gold Inc. to Kirkland Lake Gold Ltd.

Kirkland's head and registered office is located at 2800 - 200 Bay Street, Toronto, Ontario, Canada M5J 2J1. Kirkland is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland.

For further information regarding Kirkland, refer to its filings with the securities commission or similar regulatory authority in Canada which may be obtained through SEDAR at www.sedar.com or its filings with the SEC which are available on EDGAR at www.sec.gov.

Recent Developments

On June 7, 2021, Kirkland announced that it had received acceptance from the TSX to renew its normal course issuer bid ("NCIB"). Under the NCIB, Kirkland may purchase for cancellation up to 26,694,051 Kirkland Shares (representing 10% of the issued and outstanding Kirkland Shares in the public float as of June 4, 2021) over a 12-month period. As of October 28, 2021, under the renewed NCIB, the maximum number of securities that Kirkland may purchase on a daily basis, other than block purchase exemptions, is 262,641 Kirkland Shares. As of October 28, 2021, Kirkland has repurchased 3,392,100 Kirkland Shares for a total of approximately $137 million under the NCIB.

On June 17, 2021, Kirkland announced a quarterly dividend equal to $0.1875 per Kirkland Share to be paid on July 14, 2021 to Kirkland Shareholders of record as of the close of business on June 30, 2021.

On June 21, 2021, Kirkland announced that it had entered into an automatic share purchase plan ("ASPP") with its designated broker to facilitate repurchases of Kirkland Shares under the NCIB.

On September 2, 2021, Kirkland announced the release of a new mineral resource estimate for Detour Lake, effective as of June 30, 2021. The new mineral resource estimate was released as a result of a material increase in the measured and indicated mineral resources for Detour Lake that was identified as part of Kirkland's mid-year internal mineral resource progress update. Kirkland also announced its plans to release a new NI 43-101 technical report to support the new mineral resource estimate for Detour Lake. For further details on the new mineral resource estimate for Detour lake, see "Material Properties - Detour Lake".

On September 16, 2021, Kirkland announced a quarterly dividend equal to $0.1875 per Kirkland Share to be paid on October 13, 2021 to Kirkland Shareholders of record as of the close of business on September 29, 2021.

On September 28, 2021, Kirkland entered into the Merger Agreement with Agnico, pursuant to which Agnico agreed to acquire all of the issued and outstanding Kirkland Shares (other than Kirkland Shares held by a Dissenting Shareholder, if any, which will be repurchased for cancellation by Kirkland) by way of a plan of arrangement under the OBCA. As consideration under the Arrangement, Kirkland Shareholders (other than Dissenting Shareholders) will receive 0.7935 of an Agnico Share for each Kirkland Share or Kirkland CDI held. Former Agnico Shareholders and Former Kirkland Shareholders are expected to own approximately 54% and 46% of the Agnico Shares in the Combined Company, respectively, immediately after completion of the Arrangement (on a non-diluted basis), in each case based on the number of Agnico Shares and Kirkland Shares issued and outstanding as of September 27, 2021, and Kirkland will become a wholly-owned subsidiary of Agnico. For a full description of the Arrangement and the Merger Agreement, see "The Arrangement" and "The Merger Agreement" in this Circular.

On September 29, 2021, Kirkland announced that it had suspended the ASPP effective as of September 28, 2021.

On October 19, 2021, Kirkland filed the amended and restated Detour Lake Report in respect of the new mineral resource estimate for Detour Lake announced on September 2, 2021. The report was prepared in compliance with NI 43-101 and was effective as of July 26, 2021. For further details on the Detour Lake Report, see "Material Properties - Detour Lake".

Material Properties

Kirkland's material mineral properties including the Macassa Mine, the Fosterville Mine and Detour Lake. See the Kirkland AIF, which in incorporated into this Circular by reference, for a description of the Macassa Mine and the Fosterville Mine and summaries of the Macassa Report and the Fosterville Report.

Detour Lake

The scientific and technical information included in the below summary has been derived, in part, from, and in some instances are extracts from, the amended and restated technical report entitled "Detour Lake Operations, Ontario, Canada, NI 43-101 Technical Report" (the "Detour Lake Report") filed on October 19, 2021 with an effective date of July 26, 2021, and prepared by Steven Gray, P. Geo., Andre Leite, P. Eng., Juan Figueroa, P. Geo., Jean-Francois Dupont, P.Eng., Veronika Raizman, P. Geo. and Paul Andrew Fournier, P. Eng., each of whom is a "qualified person" pursuant to NI 43-101. All defined terms used in the following summary have the meanings ascribed to them in the Detour Lake Report. The below summary is subject to all assumptions, qualifications and procedures set out in the Detour Lake Report. The Detour Lake Report was prepared in accordance with NI 43-101. For full technical details of the report, reference should be made to the complete text of the Detour Lake Report, which has been filed with the applicable regulatory authorities are available under Kirkland's issuer profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov. The summary set forth below is qualified in its entirety with reference to the full text of the Detour Lake Report. The authors of the Detour Lake Report have reviewed and approved the scientific and technical disclosure contained in this Circular related to Detour Lake. See "Interests of Experts" below.

Project Description, Location and Access

The Detour Lake operation is situated approximately 300 km northeast of Timmins and 185 km by road northeast of Cochrane. From the town of Cochrane, the Detour Lake operation is easily accessible by the Detour              Lake mine road, the northern extension of Highway 652. The first 151 km on Highway 652 is paved surface, followed by 34 km of well-maintained gravel surfaced road to the mine site. Road access is available year-round. The closest major airport to the site is at Timmins, Ontario, approximately 61 km to the southeast.

The Detour Lake operation mineral tenures form one contiguous group of mining patents, mining leases and cell mining claims in the District of Cochrane, Ontario, with a small group of cell claims in Massicotte Township, Québec that collectively cover an area of 646 km2. The mineral tenure in Ontario consists of 2,213 cell mining claims (39,714 ha), 44 lease documents (23,712 ha), and six patent documents (602 ha). There are an additional 20 cell claims covering 549 ha in Quebec.

Kirkland has 30 leases and 10 patents totaling 18,574.442 ha of surface rights for the Detour Lake operation. The patented lands are subject to a yearly annual mining tax payable to the Crown. The 21 year mining leases are subject to annual rental payment to the Crown and applications for renewal are subject to review and consent by the NDMNRF. The surface rights are sufficient for all surface infrastructure and mine operations.

The Detour Lake operation is subject to the royalties listed in the table below. Certain of the claims are subject to a 2% net smelter returns royalty payable to Franco-Nevada. This royalty is included in the cash flow analysis that supports the mineral reserve estimate for the Detour Lake operation. Other claims are subject to royalties to third-parties but these claims do not fall within the area of the estimated mineral resources and mineral reserves. Kirkland has certain payment obligations to First Nations groups in the area of the estimated mineral resources and mineral reserves; these payments are included in the economic analysis. The Detour Lake operation is not subject to any other back-in rights payments, agreements or encumbrances.

Prism claims it is entitled to a 7.5% net profit interest on the Aurora and Sunday Lake properties (the "NPI"). Kirkland disputes the claim made by Prism and has asserted that the NPI does not in fact exist. In April 2019, Prism filed a statement of claim against Detour and applied for a summary judgement motion against Detour. In April 2021, the Ontario Superior Court of Justice ruled in favour of Prism, asserting that the NPI is enforceable against Detour. In May 2021, Kirkland filed an appeal of the summary judgement ruling issued by the Superior Court to the Ontario Court of Appeal. The appeal is scheduled for January 2022.

Royalty Summary Table

Property	NSR Amount	NSR Holder	Buy-out Option
Blocks A through E	2%	Franco-Nevada	none
Mine Property	2%	Franco-Nevada	none
Purchased claims (individual)	2%	Individual prospector	none
Gowest	1%	Franco-Nevada	C$750,000

Exploration activities require water-taking permits to be obtained to provide the necessary water for exploration drilling activities. To date, all such permits have been granted as required.

There are no known significant factors or risks that might affect access or title to, or the right or ability to perform work on, the property which the Detour Lake operation is subject to. See "Infrastructure, Permitting and Compliance Activities" for permitting and environmental considerations applicable to the Detour Lake operation.

History

On January 31, 2020, Kirkland acquired Detour, which became a wholly-owned subsidiary of Kirkland. On January 2, 2021, Kirkland completed a corporate reorganization of its wholly-owned subsidiaries, pursuant to which Detour amalgamated with Old Kirkland Lake Gold to create an amalgamated entity which is also named Kirkland Lake Gold Inc.

Companies who have had project involvement prior to Kirkland's interest in the Detour Lake operation include Amoco, Campbell, Dome, Placer Dome, Pelangio-Larder Mines Limited, Franco-Nevada Mining Company Limited, Marl Resources Corp., Pelangio, Trade Winds, Goldcorp Canada Ltd. and Detour. Work completed included geological mapping, geochemical surveys (rock chip, grab, channel, trench and soil sampling), airborne geophysical surveys, ground geophysical surveys (Crone electromagnetic, RADEM, magnetometer, induced polarization), core and reverse circulation ("RC") drilling, metallurgical testwork, mineral resource and mineral reserve estimates, mining studies, environmental studies, and geotechnical and hydrological studies. Campbell mined the Campbell open pit from 1983-1987. Placer Dome conducted underground operations from 1987-1999 and briefly restarted open pit mining in 1998. Detour commenced operations at the Detour Lake Main Pit in 2013.

During the initial 17-year mine life from 1987-1999, production is estimated at 1.7 Moz gold from about 14.3 Mt grading 3.82 g/t gold, with mill recovery averaging 93.1%. Production during Detour's ownership period (2013-January 30, 2020) is estimated at 3.6 Moz gold from about 135.5 Mt grading 0.90 g/t gold, with mill recovery averaging 90.1%.

Geological Setting, Mineralization and Deposit Type

The Detour Lake operation is located within the northwestern portion of the Abitibi Greenstone Belt that consists of east-west-trending synclines of felsic to ultramafic volcanic rocks. Intervening domes are cored by syn-volcanic tonalite and gabbro-diorite rocks and alternate with east-west-trending bands of late tectonic turbiditic and conglomeratic sedimentary rocks. The greenstone-granite architecture is partially aligned and disrupted along a linear, east-west-trending belt that defines the position of the Sunday Lake Deformation Zone.

There are two recognized episodes of gold mineralization at the Detour Lake and West Detour deposits. The first episode consists of a wide and generally auriferous sulphide-poor quartz vein stockwork formed in the hanging wall of the Sunday Lake Deformation Zone. The second episode is a stage of gold mineralization overprinting the early auriferous stockwork, principally in the hanging wall of the Sunday Lake Deformation Zone, with a higher sulphide content.

Mineralization surrounding the current Detour Lake resource has been defined over a strike extent of 3.75 km, a width of 1.35 km, and an approximate elevation range of 800 m. Mineralization is hosted within a broad assemblage of mafic volcanic rocks with an overall east-west trend. The bulk of the mineralization within this corridor is concentrated along a highly-strained corridor of a moderate to strong potassic alteration envelope at the contacts between pillowed and massive mafic flows. Gold is associated with quartz-carbonate-pyrite-pyrrhotite ± tourmaline veins and/or disseminated to very local semi-massive sulphides in hydrothermally-altered wall rocks.

The West Detour deposit has a strike extent of 3.1 km, a width of 2.2 km, and an approximate elevation range of 1 km. Generally, the gold zones occur in a variety of structural settings and several rock types including massive to pillowed tholeiitic basalt flows, variably deformed-altered basaltic to peridotitic komatiite units, cherty tuffs, gabbro and deformed felsic to intermediate dykes. Mineralized lenses vary from 5 - 50 m in true width. Gold is associated with pyrite, pyrrhotite and rarely chalcopyrite.

The Zone 58N deposit has an east-west strike length of 450 m, extends from surface to a depth of 800 m, and the mineralized system remains open at depth. Gold mineralization in Zone 58N is within the southern portion of a feldspar porphyry intrusion, and hosted by a swarm of plagioclase-phyric tonalitic dykes that intrude mafic rocks. Gold is found within and at the margins of quartz ± tourmaline ± carbonate stockwork-type veins that infill areas of brittle deformation. Visible gold occurs in nearly every drill hole that intersects mineralization and is also present as micro-inclusions within pyrite grains, or intergrown with bismuth-tellurides.

The surface expression of Zone 75 is located 20-50 m south of Zone 58N. The Zone 75 mineralized system has been intersected over an east-west strike length of approximately 650 m, from surface to a depth of 600 m, and the mineralized system remains open at depth. Zone 75 mineralization is localized to the stratigraphic contact of high-magnesian and high-iron tholeiitic mafic units. When in close spatial proximity to Zone 58N, the mineralization within Zone 75 is much stronger and gold grades typically increase significantly. At depth when the lateral distance between Zone 58N and Zone 75 increases to >50 m, mineralization dramatically decreases in terms of both sulphide and gold content.

Deposits identified to date are considered to be examples of orogenic greenstone-hosted hydrothermal lode gold deposits.

Exploration potential remains in the area where mineral resources are estimated. The Main and Quartz Hangingwall Zones in the Detour Lake deposit remain open at depth. The West Detour mineralization has potential be extended both to the west and at depth. The North Pit also has potential for depth and along strike extension, as does the 58N Zone and Zone 75. Regionally, geophysical surveys and exploration drill holes have identified a number of gold-bearing structural trends that warrant additional exploration evaluation.

Exploration

Since Kirkland acquired Detour, Kirkland has completed additional exploration drilling, mineral resource and mineral reserve estimates, updated the mining method and mine planning, migrated data to a new Fusion database, expanded or is in the process of constructing selected infrastructure (core storage, accommodations camp, an airfield and aerodrome, onsite assay laboratory, additional mobile maintenance offices and shops) and continued with permitting of the West Detour project.

Drilling

Approximately 8,384 holes (1,884,240.3 meters) of drilling is contained in the database, including 17 wedge holes. Drilling and assaying that supports the mineral resource estimate for the Detour Lake deposit were completed from 1974-2016 by Placer Dome, Tradewinds, Pelangio and Detour. Drilling and assaying that supports the mineral resource estimate for the West Detour deposit was completed from 1996-2021 by Place Dome, Tradewinds, Pelangio, Detour and Kirkland. Drilling and assaying that supports the mineral resource estimate for the North Pit deposit was completed from 2004-2016 by Tradewinds, Pelangio, and Detour. Placer Dome completed one drill hole in the area drilled in the 1990s. Drilling and assaying that supports the mineral resource estimate for the Zone 58N deposit was completed by Detour from 2012-2017.

Drilling (subsequent to 2020)

Drilling in 2021 (up until July 26, 2021) included a total of 178 holes (124,231 meters) of diamond drilling.

Drilling completed by Kirkland during 2020-2021 was primarily focused on the West Detour area. All drill core handling was done on site with the logging and sampling processes conducted by employees and contractors of Kirkland. Information was collected using a DHLogger database (June 2020 drilling onward). Drill core was placed into wooden trays at the drill with depths of each run marked on wooden blocks and inserted into trays by the drill crew. These trays were delivered to the exploration core logging facility on site by the drill crew.

All geotech, geological and sampling data were collected and (in the case of samples) marked by Kirkland geologists. All data entry was done on individual local databases capable of synchronizing with a Central DHLogger/Fusion database managed by Kirkland database geologists. These local databases are synchronized daily.

The starting and ending depth, and corresponding box number for each box was entered into the core index sheet and used to print box tags. The rock quality designation ("RQD") was recorded, as were the core recovery and core competency percentages, and the natural fracture frequency. Drill hole tab and collar information was added by the geologist including hole type, hole size, drill location, casing, coordinates, planned azimuth, planned dip, contractor, type of drilling, casing status, wedges, extension, survey instrument, cemented/plugged, abandoned hole, flagged hole and drilling start date.

Geological logging, including overburden, lithologies, alteration, mineralization, structure, deformation, and veining, was systematically recorded in DHLogger and uploaded into the Fusion database. Lithologies were logged as major and minor units. A minor unit was classified as between 0.1-1 m in core width and had no relation or potential for gold mineralization. Any visible gold identified by the logger was flagged and the interval was noted in the hole flags section. Veining was recorded as individual veins and as veining percentages. Alteration, sulphide and deformation were a continuous log within the major lithology. Structures were logged as points and intervals, and logging described the type of fabric, the angle to the core axis, and the intensity.

Drilling completed after the July 26, 2021 database close out to September 30, 2021 included 56 core drill holes and six wedge holes totalling 52,594.5 m. The additional drill holes drilled proximal to the Detour Mine are drilled below the mineral reserve pit and have confirmed the continuity of the mineralization. The West Detour drill holes targeted both outside and within the current area where inferred mineral resources were estimated. In the relevant qualified person's opinion, the new drilling in the West Detour area has the potential to support estimation of additional inferred mineral resources as well as to potentially support an upgrade of a portion of the current inferred mineral resource estimate to higher confidence categories.

Drilling (prior to 2020)

Drill core is photographed, logged and recoveries are recorded. Surface collar surveys include a mix of measurements from cut grids, and differential global positioning system instruments. The initial position and azimuth of most underground holes was typically determined using measurements from underground survey stations and reference points. Down-hole surveys have used acid tests, and Tropari, Sperry Sun, Flexit SmartTool, Reflex EZ-Shot, Reflex Maxibor II, and Reflex Gyro Sprint-IQ instruments. Depending on the campaign and instrumentation being used, survey data could be collected at 3-75 m intervals downhole.

For surface drilling programs testing the Detour Lake deposit, the true width is estimated to be 65-75% of the drilled length, except for exploration holes drilled to the north where the true width is estimated at 60-65% of the drilled length. Actual true width is dependent of the inclination and direction of the hole when intercepting the mineralized zone. For surface drilling programs testing the West Detour deposit, the true width is estimated to be 65-75% of the drilled length. Actual true width is dependent of the inclination and direction of the hole when intercepting the mineralized zone. For historic underground drilling programs at the Detour Lake and West Detour deposits drilling was done in "fans" and true thickness of mineralization is variable from approximately 60-85% of drilled thickness.

Grade control at the Detour Lake operation is done through RC drilling, conducted at 10 m spacing (north-south) on 20 m sections. Holes are drilled at an azimuth of 180° (due south), at -60° inclination. Lengths of holes are designed to intercept either two or three full benches, thus are typically 28 m or 42 m long, unless adjusted for unusual bench heights. The occasional area can be drilled to 56 m depth to accommodate drill access near old underground workings or other circumstances. All holes locations are surveyed. Any RC hole over three benches has a gyroscopic survey performed for hole deviation. Kirkland RC grade control holes completed in 2020-2021 are not used to support mineral resource estimation.

Comments on Drilling

In the opinion of the relevant qualified person, the quantity and quality of the logged geological data, collar, and downhole survey data collected in the exploration and infill drill programs are sufficient to support mineral resource and mineral reserve estimation and mine planning as follows:

• core and RC logging meets industry standards for gold exploration at the time the logging was conducted;

• collar surveys have been performed using industry standard instrumentation at the time the survey was conducted;

• downhole surveys were performed using industry standard instrumentation at the time the survey was conducted;

• recovery data from core drill programs are acceptable; and

• drill orientations are generally appropriate for the mineralization style and the orientation of mineralization for the bulk of the deposit areas.

Drilling has generally been done at regularly-spaced intervals and is considered representative of the deposits. Drilling was not specifically targeted to the high-grade portions of the deposits, rather, a relatively consistent drill spacing was completed.

Sample Preparation, Analysis and Data Verification

Core was typically split for sampling, with one half sent for assay and the other half retained as a reference. A small percentage of the core drilled during Kirkland's ownership was not sawn and was shipped as whole core samples. Sample intervals ranged from 0.3-1.5 m.

Bulk density determinations for the Detour Lake deposit initially used an average derived from the historical mining operations. Kirkland reviewed available bulk density values, and for the current mineral resource estimate, a density value was determined for each assigned lithology code by constructing histograms and removing outliers and determining the average for each lithology. The density value of 2.9 t/m3 is supported by 7,045 determinations completed by Detour Lake and Pelangio. Lithologies without a bulk density were assigned an average density of 2.99 t/m3. The resource estimate uses an average value of 2.90 t/m3 for the West Detour deposit, based on 2,742 determinations that were completed by Kirkland in 2021. The Zone 58N estimate uses an average value of 2.8 t/m3, based on 2,644 measurements by Detour.

A number of laboratories were used over the Detour Lake operation's history. Where known, the laboratories used during the legacy programs included Assayers Limited, in Rouyn, Quebec; the Dome Mine Laboratory in Timmins, Ontario; Swastika Laboratories Ltd, in Swastika, Ontario; the Detour Lake Mine assay laboratory; X-Ral Laboratories in Rouyn, Quebec; Bondar Clegg in Ottawa, Ontario; Chemex Laboratories in Mississauga, Ontario; Chemex Laboratories in Rouyn, Quebec; Accurassay Laboratories in Thunder Bay, Ontario; and Activation Laboratories Ltd in Timmins, Ontario. Accreditations at the time the work was performed is not known. All laboratories other than the Dome Mine Laboratory and the Detour Lake mine assay laboratory were independent of the operators at the time. All laboratories were independent of Kirkland. Trade Winds and Detour used SGS Minerals in Garson, Ontario, SGS Minerals in Don Mills, Ontario, Accurassay in Timmins, Ontario, Accurassay in Thunder Bay, Ontario, ALS Minerals in Sudbury, Ontario and ALS Minerals in Vancouver, B.C. Where known, the laboratories held ISO17025 accreditation for selected analytical techniques. The laboratories were independent of Trade Winds and Detour and are independent of Kirkland. In 2020-2021, Kirkland used ALS Minerals, with sample preparation at ALS Minerals in Timmins, Ontario, and analysis at ALS Vancouver. Exploration samples were also submitted to Actlabs, SGS Laboratories in Cochrane, Ontario and AGAT Laboratories in Mississauga, Ontario. These laboratories conducted both sample preparation and analysis. The laboratories hold ISO17025 accreditation for selected analytical techniques. The laboratories are independent of Kirkland. ALS Vancouver and Actlabs were used as secondary laboratories for the 2020-2021 campaigns.

Grade control samples are analysed at SGS Cochrane and Actlabs. The laboratories currently hold ISO17025 accreditation for selected analytical techniques. The laboratories were independent of Detour and are independent of Kirkland. Grade control samples are crushed, pulverized and assayed using assay with an ICP-OES finish. Sulphur and carbon analysis are done on 14 m composites (equivalent to one bench) using LECO.

Sample preparation and analysis protocols varied during the legacy programs. Samples were typically crushed, ground or pulverized, and assayed using either fire assay of a one-assay-ton sub-sample, an aqua regia digestion and ketone extraction method, atomic absorption or a pulp and metallics procedure. During the Detour programs, samples were crushed, pulverized, and analyzed using either fire assaying with AAS finish, an inductively-coupled plasma-atomic emission spectroscopy finish, a gravimetric finish, metallic screen procedures, or an inductively-coupled plasma-optical emission spectrometry finish. In 2020-2021, during the Kirkland program, sample preparation at each laboratory was similar, with samples being initially logged in the tracking system, weighed, dried, and finely crushed to better than 70% passing a 2 mm (Tyler 9 mesh, US Std. No.10) screen. Sample assaying was completed using fire assay techniques with samples <10 g/t Au being analyzed using AAS and samples >10 g/t Au analyzed with a gravimetric finish. Samples containing visible gold along with the sample immediately preceding and immediately after the visible gold were analyzed using a screen metallics procedure. At SGS Cochrane, a portion of the samples analyzed by fire assay were finished using ICP-OES on a 50.0 g sample and samples >10 g/t Au analyzed with a gravimetric finish.

Quality Assurance/Quality Control and Data Verification

Quality assurance and quality control ("QA/QC") in the form of insertion of blanks, standard reference material (standards) and duplicates was not routinely practiced during legacy program submission of samples for analysis. The QA/QC for the legacy programs typically relied on the laboratory's internal protocols. After 1993, standards, blanks and duplicates were routinely inserted in the sample stream. Review of the available QA/QC program results do not indicate any problems with the analytical programs, and the gold analytical data are acceptable to support mineral resource and mineral reserve estimation.

Kirkland implemented a systematic QA/QC program for its 2020 exploration drilling program which includes the insertion of one standard and one coarse blank material every 20 samples dispatched. One coarse blank or a standard is inserted within every 10 samples. The standard is generally inserted close to samples that are anticipated to be auriferous. Where visible gold is observed a high-grade standard is placed prior to the sample and a coarse blank is placed after the sample along with a wash code designation communicated to the analytical laboratory to ensure a silica wash is completed immediately after the sample containing visible gold is crushed. Kirkland uses six OREAS gold standards sourced from Australia. At ALS Vancouver, internal laboratory checks include the insertion of one blank, two standards, and three duplicates for every 78 samples (per fusion furnace). QA/QC conducted by Actlabs consists of the insertion of two blanks every 24 samples, one preparation duplicate every 50 samples, one laboratory duplicate every 10 samples, and multiple standards for every 24 samples. SGS Cochrane materials include method blanks, replicates and reference materials and are randomly inserted with the frequency set according to method protocols at ~12%. Quality control materials will also include barren reference materials, or preparations blanks and preparation duplicates if samples have been taken through the sample reduction process. Verification of balance calibration is performed daily. AGAT Laboratories ensures certified reference materials are weighed and processed at least every 20 samples or once per fusion set if the set is less than 20 samples. Replicates and duplicates are chosen at random and are processed every 20 samples or once per fusion set if the set is less than 20 samples.

Kirkland migrated the Detour Access databases to a Fusion database. Kirkland performed a major data verification exercise during the data migration process. Verification procedures included the review and modifications of coordinates, surveys, samples, lithologies, alteration, mineralization, deformation, structure, veining and RQD data. Currently, logging and geotechnical data are directly uploaded from the logging software. Collar survey data are uploaded from a (DGPS) Topcon GR3 instrument with a Nikon total station instrument. The Universal Transverse Mercator, 1983 North American Datum system was used to record position data. Downhole survey data are uploaded from a Reflex Gyro Sprint-IQ and Reflex EZ Trac instrument using a computerized hub. All data are checked using inbuilt software checking routines.

Sample security was managed by exploration staff from the drilling phase through to core processing and subsequent dispatching by contracted couriers directly to the analytical facilities. Sample collection was systematically monitored from the drill rigs to the core facility and storage area located in a security monitored gated on-site preparation facility. Chain-of-custody procedures consist of sample submittal forms to be sent to the laboratory with sample shipments to ensure that all samples are received by the laboratory.

A number of data verification programs for Detour Lake and the West Detour project deposits were carried out by independent consultants and Detour personnel over time. Kirkland personnel re-verified the entire database during migration of the data from the three Access databases used by Detour to the current Fusion database. Verification programs completed by Kirkland include daily sample dispatch review and reporting, review and approval of drill logs prior to uploading into the Fusion database, and review and authorization of received assay data by the Senior Database Administrator and the qualified person prior to uploading into the Fusion database. Other checks completed by the qualified person include site visits, review of geological data collection and checks that the QA/QC procedures used by Kirkland are consistent with standard industry practices. A complete verification and validation of analytical, geological and survey information was completed for the data supporting the Detour Lake Report from January 2020 to July 26, 2021.

Positive production reconciliation since the start of the mining operations at Detour Lake validates the assumptions of metal content and gold extraction. The applicable author of the Detour Lake Report considers that a reasonable level of verification has been completed and that no material issues have been left unidentified from the programs undertaken. The data are acceptable to be used in mineral resource and mineral reserve estimation.

Mineral Processing and Metallurgical Testing

The Detour Lake process plant was constructed in 2012, started operations in 2013, and has been operating since. The plant design was based on metallurgical testwork completed during pre-feasibility and feasibility studies, conducted from 2009-2010. Most of the metallurgical testing was completed at SGS Lakefield Research Limited in Ontario with follow-up testwork (lead nitrate and oxygen control) carried out on-site by site personnel.

Metallurgical testwork completed as part of the 2009 pre-feasibility study on Detour Lake included mineralogical examination; gravity recovery tests, including gravity recoverable gold tests; cyanide leach tests on gravity tailings; grade variability testing; barren solution recycle testing; cyanide destruction tests; preparation of tailings for chemical and physical characterization and environmental testing; and environmental testwork. During the 2010 Detour Lake feasibility study, tests focused on project optimization, and included evaluation of gold recovery versus grind size, use of oxygen in leach and crushing and grinding studies.

Since those studies, extensive plant testwork has proved the benefit of leaching with high oxygen rates and lead nitrate. Three full grinding circuit surveys were completed by Detour Lake operations personnel and modelled by third-party consultants BBA using JKSimMet to assist with grinding circuit optimizations and characterization. Improvements are planned for the gravity circuit to increase gold recovery (feeding of cyclone underflow to the gravity circuit, operating the intensive leach reactor in leach mode for more time); are planned or underway for the leach circuit to increase gold recovery (addition of a sixth leach tank to the leach trains, improvements in oxygen diffusion, reduced leach densities, and lead nitrate addition); improving grind fineness (ball size optimization, process control improvement, increase ball-mill power; and expectation of reduced hardness of mineralization from Detour West); better cyanide control (limiting copper dissolution through temperature control); reducing carbon-in-pulp solution losses; and minimizing gold-in-carbon losses.

Work conducted on the Zone 58N area included head assaying, mineralogy, gravity concentration, cyanide leach tests. The mineralization was evaluated to check if the current process plant flowsheet could be used. Based on the results of the Zone 58N metallurgical testing, the existing Detour Lake process plant is capable of processing the Zone 58N mineralization.

Metallurgical recovery forecasts are based on equations developed during the Detour Lake pre-feasibility and feasibility studies, modified with information from run of mine operations. As the West Detour deposit has similar mineralogy to that of the Detour Lake deposit, the same recovery assumptions are used for the West Detour mineralization. The metallurgical recovery assumptions used in the 2020 Detour Lake mine life of mine ("LOM") plan average 91.9%. Recoveries for Zone 58N are forecast at 98.1%.

The variability of the ore in the Detour Main Pit is related to the talc, copper and sulphur content. The talc zone is mainly located on the southern end of the Main Pit. Copper and sulphur are present throughout the pit in various quantities. High-talc ores are soft and process faster. High-talc ore used to impact recovery in the past and talc ores were limited to 15% of the plant feed. However, the operations have determined that recovery can be maintained with very high lead nitrate dosage rates. Processing of 40% talc ore in 2020 yielded similar recoveries as non-talc ore. Sulphur content can impact recovery, and blending strategies to avoid feeding the plant with ores over 2% sulphur are in place and have worked successfully.

Copper is an element that impact cyanide and sulphur di-oxide consumption. It is managed by blending if too high and controlling slurry temperature to leach feed. To avoid the copper plating on the carbon, a control strategy on the cyanide/copper ratio is in place.

Mineral Resource and Mineral Reserve Estimates

The Detour Lake operation consists of the operating Detour Lake Main Pit and planned open pit operations at West Detour and North Pits. Mineral resources are estimated for the Detour Lake, West Detour, North Pit and Zone 58N areas. Mineral reserves are estimated for the Detour Lake and West Detour areas. The West Detour estimate is split into the West Detour and North Pit pits.

Mineral Resource Estimate

Mineral resources are estimated for the Detour Lake, West Detour, North Pit and Zone 58N areas. There are two separate geological models for the West Detour deposit. The models that support the mineral reserve estimates have a boundary between the West Detour and Detour Lake models at section line 16,995 E.

The geological models for Detour Lake, West Detour and Zone 58N are based on 3D wireframes. The geological model for the North Pit is based on interpreted mineralized zone (domain) established using an indicator kriging interpolation of gold grades.

A 3D model of all prior mined areas in the Detour Lake area was created from available plans and sections. Individual models were created for underground access, stopes, and the Campbell open pit. This model was used to deplete the block model.

Compositing was done on 5 m intervals at Detour Lake and West Detour, 3 m intervals for the North Pit, and 2 m intervals for Zone 58N. Grade capping was applied based on a reconciliation study for Detour Lake, and on examination of probability plots for West Detour, North Pit and Zone 58N. Spatial continuity of the composite grades within each deposit was assessed using variography and correlograms.

The interpolation of the Detour Lake resource model was completed using ordinary kriging ("OK"). An inverse distance weighting to the second power ("ID2") interpolation, an inverse distance weighting to the third power ("ID3") interpolation, and nearest neighbour ("NN") estimates were completed concurrent to the OK estimate for validation purposes. Density was estimated using an ID3 method and used the gold search parameters. The interpolation of the West Detour deposit resource model was completed using OK. The North Pit deposit block model was estimated using OK interpolation method on 3 m capped composite gold grades. ID2 and NN interpolations were also estimated for validation purposes. Due to the highly erratic distribution of gold grades at Zone 58N, a five-pass interpolation strategy was adopted using a combination of NN and ID3. Models were validated using a combination of visual inspection, global bias checks and swath plots. Results were considered acceptable.

Mineral resource confidence classifications were assigned based on a combination of distance to the nearest drill hole, a minimum number of drill holes, and geological and grade continuity.

The descriptions above for the estimates for the Detour Lake, North Pit and Zone 58N areas remain the same for the resource model estimates. The West Detour mineral resource estimate has updated model limits. The models that support the mineral resource estimates have a boundary between the West Detour and Detour Lake models at easting 590140. The updated model is only used for mineral resource reporting, and does not support the mineral reserves. The West Detour area was domained into 10 zones, based primarily on visual observation of gold grade, however, zones may coincide with geological features that can be identified over longer strike lengths. A block size of 10 x 10 x 7.25 m was selected as an appropriate simulated mining unit. Samples were initially composited to 1 m lengths for capping purposes, then re-composited to 5 m lengths. Gold grade caps varied by domain, ranging from 7-70 g/t Au. Variography was completed by modeled domain using the capped 5 m composites. Variograms have a significant nugget with an average of 29%.

The estimation of gold grades for West Detour were completed using OK. All but one domain had hard boundaries for estimation purposes. Gold was estimated in six passes of expanding volumes. The first two passes used a minimum of seven composites and a maximum of 16 composites to estimate a block, and the third to sixth passes included a minimum of four composites and maximum of 16. In the multiple pass process, once a block was estimated, it was not re-estimated in subsequent passes. Estimation validation included visual inspection, examination of swath plots, and comparison of the OK estimate with NN and ID2 estimates. Results were considered acceptable. Mineral resource confidence classifications were assigned based on a combination of distance to the nearest drill hole, a minimum number of drill holes, and geological and grade continuity. No measured mineral resources were classified.

The Detour Lake, West Detour and North Pit mineral resource models were combined in a common model. The combined model was adjusted for mining depletions as of July, 2021. Mineral resources are reported at variable cut-off grades ranging from 0.35 - 0.5 g/t gold. The Zone 58N deposit estimate assumes that the deposit will be mined using underground mining methods, based on the use of transverse and longitudinal long-hole stopes. The estimate is reported above a cut-off grade of 2.2 g/t gold.

Mineral resources are reported using the 2014 CIM Definition Standards. The mineral resources estimated for the North Pit and Zone 58N have an effective date of December 31, 2020, and the mineral resources estimated for Detour Lake and West Detour have an effective date of July 26, 2021. Mineral resources are reported exclusive of those mineral resources converted to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The updated resource model for West Detour is not used in the current mineral reserve statement. There is no material difference between the two West Detour resource models within the designed pit shapes that constrain the mineral reserve estimates. The additional mineralization in the updated West Detour model represents potential project upside. There is potential to redesign the Detour Lake and Detour West open pits to convert some or all of those indicated mineral resources to mineral reserves, and thus revise the mine plan and potentially increase the mine life. However, mining studies such as assessment of tailings and waste rock storage capacities, optimized pit planning and consideration of any future permitting requirements will have to be considered in such a conversion.

Factors that may affect the mineral resource estimates include: metal price and exchange rate assumptions; changes to the assumptions used to generate the estimation domains; changes in local interpretations of mineralization geometry and continuity of mineralized zones; changes to geological and mineralization shape and geological and grade continuity assumptions; changes in the treatment of high-grade gold values; density assignments; changes to geotechnical, mining and metallurgical recovery assumptions; changes to the input and design parameter assumptions that pertain to the assumptions for open pit and underground mining constraining the estimates; and assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environment and other regulatory permits, and maintain the social license to operate.

Mineral Reserve Estimate

Mineral reserves are reported as the diluted ore tonnage and grade scheduled to be fed to the mill over the life of the operation, based on open pit mining methods. The associated production schedule considers an optimized mill and stockpile strategy to maximize discounted cash flows. Measured and indicated mineral resources within the Detour Lake, West Detour and North Pit final pits were converted to proven and probable mineral reserves respectively. Inferred mineral resources captured within the pit shells were sent to waste.

Each deposit was optimized independently to reflect the different bench height planned for that pit. Engineered pit designs were completed using the pit optimization shells as a guide. The resulting pit designs include practical geometry that is required in an operational mine, such as the haul road to access all the benches, recommended pit slopes with geotechnical berms, proper benching configuration and smoothed pit walls.

The cut-off evaluation incorporated considerations of mill and stockpile capacities, mine constraints and economic parameters when defining mill and stockpile cut-off grades over time on a yearly basis. The marginal cut-off grade is 0.27 g/t gold but an elevated cut-off of 0.35 g/t gold is used as a minimum in the cut-off grade optimization process. Mining will use the variable optimized cut-off grade strategy.

Mine dilution is accounted for by the use of mine panels that emulate variable degrees of dilution as a function of the continuity of the mineralization at different cut-off grades. Different panel sizes and dimensions were tested against production reconciliation results for the past four years (2016-2019) at a cut-off grade of 0.5 g/t gold. The average dilution factored in over the LOM represents a 7% increase in tonnage and 6% lower grade.

Mineral reserves are reported using the 2014 CIM Definition Standards, have an effective date of December 31, 2020 and are reported assuming a variable optimized cut-off strategy with a minimum cut-off grade of 0.35 g/t gold. The updated resource model for West Detour is not used in the current mineral reserve statement. There is no material difference between the two West Detour resource models within the designed pit shapes that constrain the mineral reserve estimates.

Factors that may affect the mineral reserve estimates include: changes to the gold price and exchange rate assumptions; changes to pit slope and geotechnical assumptions; changes to operating cost assumptions used in the constraining pit shell; changes to pit designs from those currently envisaged; unforeseen dilution; changes to hydrogeological and pit dewatering assumptions; changes to inputs to capital and operating cost estimates; ability to permit West Detour and North Pit pits and western extent of the ultimate Detour Lake pit; and changes to modifying factor assumptions, including environmental, permitting and social licence to operate.

Mineral Resource and Mineral Reserve Statements

The mineral reserves and mineral resources (exclusive of mineral reserves) estimates for the Detour Lake Mine Open Pit and Detour Lake Mine Underground, as of the effective dates set forth below, are presented below.

Detour Lake (Open Pit Mineral Reserves), Effective Date December 31, 2020

Deposit	Cut-Off Grade (g/t Au)	Proven			Probable			Proven and Probable
		Tonnes (Mt)	Grade (g/t)	Contained Ounces (koz)	Tonnes (Mt)	Grade (g/t)	Contained Ounces (koz)	Tonnes (Mt)	Grade (g/t)	Contained Ounces (koz)
Detour Lake	≥0.50	76.3	1.23	3,010	306.7	0.90	8,852	383.0	0.96	11,862
	<0.50	4.5	0.42	60	110.0	0.41	1,449	114.4	0.41	1,510
	Subtotal	80.7	1.18	3,071	416.7	0.77	10,301	497.4	0.84	13,372
West Detour	≥0.50	2.0	0.96	61	56.6	0.94	1,717	58.5	0.95	1,779
	<0.50	1.0	0.40	14	31.1	0.40	402	32.1	0.40	416
	Subtotal	3.0	0.77	75	87.6	0.75	2,120	90.7	0.75	2,194
North Pit	≥0.50	-	-	-	5.9	0.95	180	5.9	0.95	180
	<0.50	-	-	-	2.2	0.41	29	2.2	0.41	29
	Subtotal	-	-	-	8.1	0.80	209	8.1	0.80	209
Total all pits	≥0.50	78.2	1.22	3,071	369.1	0.91	10,749	447.4	0.96	13,821
	<0.50	5.5	0.42	74	143.2	0.41	1,880	148.7	0.41	1,954
	Total	83.7	1.17	3,145	512.4	0.77	12,630	596.1	0.82	15,775

Notes to accompany the mineral reserve tables:

1. The mineral reserve estimate has an effective date of December 31, 2020. The qualified person for the estimate is Mr. Andre Leite, P. Eng., a Kirkland employee.

2. Mineral reserves amenable to open pit mining methods were estimated using a gold price assumption of US$1,300/oz, an exchange rate of 1.31 C$:US$, a 2% net smelter return royalty, refining charge of 0.05%, variable metallurgical recoveries based on a formula, inter-ramp pit slope angles that range from 25.1-56.3º, mining cost of C$3.42/t mined, incremental haulage costs of C$0.019/7.25 m bench at Detour Lake and C$0.15/5 m bench at West Detour and North Pit, process costs of C$9.75/t milled, general and administrative costs of C$3.59/t milled, non-mining sustaining capital costs of C$3.42/t milled, and mining sustaining capital costs of C$0.35/t mined. The estimate is reported above variable optimized cut-off and a minimum cut-off grade of 0.35 g/t Au.

3. Estimates were rounded in accordance with reporting guidelines. Totals may not sum due to rounding.

Detour Lake Measured and Indicated Mineral Resources (Exclusive of Reserves), Effective Date December 31, 2020 (North Pit and Zone 58N estimates) and July 26, 2021 (Detour Lake and West Detour estimates)

		Measured			Indicated			Total Measured and Indicated
Deposit	Cut-off Grade (g/t Au)	Tonnes (Mt)	Grade (g/t Au)	Contained Ounces (koz)	Tonnes (Mt)	Grade (g/t Au)	Contained Ounces (koz)	Tonnes (Mt)	Grade (g/t Au)	Contained Ounces (koz)
Main Pit	0.35-<0.5	3.0	0.42	41	68.9	0.42	932	71.9	0.42	973
West Pit	0.35-<0.5	-	-	-	113.5	0.42	1,530	113.5	0.42	1,530
North Pit	0.35-<0.5	-	-	-	0.2	0.43	2	0.2	0.43	2
Subtotal	0.35-<0.5	3.0	0.42	41	182.5	0.42	2,464	185.5	0.42	2,505
Main Pit	>0.5	22.8	1.68	1,231	182.8	1.00	5,872	205.6	1.07	7,103
West Pit	>0.5	-	-	-	180.4	0.88	5,096	180.4	0.88	5,096
North Pit	>0.5	-	-	-	0.5	0.90	15	0.5	0.90	15

		Measured			Indicated			Total Measured and Indicated
Deposit	Cut-off Grade (g/t Au)	Tonnes (Mt)	Grade (g/t Au)	Contained Ounces (koz)	Tonnes (Mt)	Grade (g/t Au)	Contained Ounces (koz)	Tonnes (Mt)	Grade (g/t Au)	Contained Ounces (koz)
Zone 58N	>2.2	-	-	-	2.9	5.80	534	2.9	5.80	534
Subtotal	>0.5	22.8	1.68	1,231	366.6	0.98	11,517	389.4	1.02	12,748
Grand Total	Variable	25.8	1.53	1,272	549.1	0.79	13,981	574.9	0.83	15,252

Detour Lake Inferred Mineral Resources (Exclusive of Reserves), Effective Date December 31, 2020 (North Pit and Zone 58N estimates) and July 26, 2021 (Detour Lake and West Detour estimates)

Deposit	Cut-off Grade (g/t Au)	Inferred
		Tonnes (Mt)	Grade (g/t Au)	Contained Ounces (koz)
Main Pit	0.35-<0.5	9.3	0.42	124
West Pit		10.8	0.42	146
North Pit		0.0	0.37	0
Total	0.35-<0.5	20.0	0.42	270
Main Pit	>0.5	11.6	0.92	343
West Pit		16.6	0.94	502
North Pit		0.0	0.88	0
Zone 58N	>2.2	1.0	4.35	136
Total	>0.5	29.3	1.04	981
Main Pit (in Reserve pit)	0.35-<0.5	2.0	0.41	27
West Pit (in Reserve pit)		0.0	0.41	1
North Pit (in Reserve pit)		0.0	0.45	0
Total	0.35-<0.5	2.1	0.41	28
Main Pit (in Reserve pit)	>0.5	1.9	0.83	52
West Pit (in Reserve pit)		0.1	0.67	1
North Pit (in Reserve pit)		0.0	0.85	0
Total	>0.5	2.0	0.83	53
Total Inferred	Variable	53.4	0.78	1,332

Notes to accompany the mineral resource tables:

1. The mineral resources estimated for the North Pit and Zone 58N have an effective date of December 31, 2020. The mineral resources estimated for Detour Lake and West Detour have an effective date of July 26, 2021. The qualified person for the Detour Lake, North Pit and Zone 58N estimates is Mr. Andre Leite, P.Eng., a Kirkland employee. The qualified person for the West Detour estimate is Mr. Juan Figueroa, P.Geo., a Kirkland employee.

2. Mineral resources are reported exclusive of those mineral resources converted to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resources are reported using the 2014 CIM Definition Standards.

3. Mineral resources considered amenable to open pit mining methods were estimated using a gold price of US1,500/oz, variable metallurgical recovery assumptions based on formulae, refining and transport costs of C$5/oz Au, 2% royalty, mining costs of C$3.05/t mined, process costs of C$8.82/t milled, general and administrative costs of C$3.47/t milled, non-mining sustaining capital costs of $2.19/t milled, mining sustaining capital costs of C$0.56/t mined, incremental bench cost of $0.019/t/bench, and variable pit slope angles that range from 25-58º. The estimate is reported above cut-off grades that vary from 0.35 - 0.5 g/t Au.

4. Mineral resources considered amenable to underground pit mining methods were estimated assuming long-hole and transverse stoping methods. The estimates used a gold price of US1,300/oz, metallurgical recovery assumption of 97%, refining and transport costs of C$5/oz Au, average mining cost of C$75/t mined, process and tailings costs of C$9/t milled, general and administrative costs of C$11.50/t, assumed dilution average of 12%. The estimate is reported above a cut-off grade of 2.2 g/t Au.

5. Estimates have been rounded in accordance with reporting guidelines. Totals may not sum due to rounding.

Kirkland is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing and political or other relevant factors that would materially affect either the mineral resource estimate or the mineral reserve estimate for Detour Lake other than discussed above.

Mining Operations

The geotechnical design parameters for Detour Lake Main Pit were reviewed by Golder in 2020. The assessment accounts for a revised bench height of 14.5 m for the Main Pit implemented in 2020 and for information obtained as temporary and final walls are exposed. The geotechnical parameters for the West Detour and North pit were also provided by Golder. The bench face angles varied from 65-75 degrees and the inter ramp angles varied between 46-56 degrees. A process of ongoing geotechnical monitoring and documentation was implemented at the mine and additional risk mitigation techniques continue to be evaluated and employed as needed.

The mine water management plan is matched to the mine development strategy. It accounts for a pit dewatering system consisting of pump stations, pit sumps and old underground workings (used as additional water storage capacity to manage water inflows). Water management infrastructure includes non-contact water diversion structures and water retention ponds, appropriately sized based on hydrological/hydrogeological modeling and the changes in mining activity and stockpiling over the LOM.

The Detour Lake pit design incorporates a double ramp access for most of the LOM. The final ramp and principal access will be located in the north wall. The West Detour and North Pit were designed using a single ramp access. There are a total of nine phases designed for the LOM: five for the Detour Lake Main Pit, three for the West Detour Pit and one for North Pit.

The design of each one of the three final pits (Detour Lake, West Detour and North Pit) is guided by respective optimized shells.

Both waste rock storage facility ("WRSF") and stockpile strategies are in agreement with the permitting strategy for the West Detour pit and respect related environmental constraints. Currently the mine has two WRSFs, one ore stockpile and one overburden/topsoil stockpile for mine reclamation purposes. The mine plan accounts for three additional ore stockpiles, three new WRSFs, and one new overburden/topsoil stockpile.

The Detour Lake mine uses conventional truck-shovel open pit mining. The mine is operated using an owner-operator mining equipment and labour strategy. Excluding the muskeg and overburden/till top layer, all material must be blasted. Pioneering drilling and blasting is required in the overburden/rock contact. Additionally, during winter months free digging of overburden material is not possible due to frost. Mining at West Detour is planned to employ similar conventional mining methods with the initial use of smaller equipment for the pre-stripping phase, especially in overburden. Given the smaller dimensions of the North Pit, a smaller fleet size will be used.

The Detour Lake mine has used a 12 m bench-height since operations commenced. A 6 m sub-bench was used to mine the areas requiring pioneering to improve operational conditions related to boulders and pinnacles of bedrock. Starting in mid-2020, the mine transited to a 14.5 m bench height for areas to be primarily mined by rope shovels and to 7.25 m benches in areas to be mined using hydraulic shovels. The revised mine design has led to improvements in shovel productivities.

The Detour Lake mine operates 24 hours per day year-round on 12 hour shifts for all operational crews. Operational teams work on a 7-day in/7-day out rotation. The mine has implemented a successful hot-seating process for its main production equipment (shovel, trucks and drills). Management/supervisory and support personnel work at site on different schedules.

The mine production schedule forecasts a total 1,725 Mt to be mined over a period of 18 years (2021-2038). A total of 597 Mt of ore is planned to be milled over a period of 22 years (2021-2042); with the last four years of production supported by long-term stockpile reclaim. The optimized and variable cut-off strategy combined with 158 Mt of stockpile capacity, results in an average LOM stripping ratio of 1.90.

The mine life estimate is based on current mineral reserves only. Kirkland conducts ongoing exploration and drilling with the objective of identifying new mineral resources and converting mineral resources into additional mineral reserves. If and to the extent that Kirkland is successful in identifying new mineral reserves, the mine life estimate may be updated.

Processing and Recovery Operations

Design assumptions were based on the metallurgical test work described under "Detour Lake - Mineral Processing and Metallurgical Testing" above.

The process plant is based on a robust metallurgical flowsheet designed for optimum recovery with minimum operating costs. The flowsheet is based upon unit operations that are well proven in industry.

The primary crushing system is a single stage, open circuit, primary gyratory crusher that feeds a secondary cone crusher operated in open circuit. The gold recovery circuit selected was a leach circuit followed by a carbon-in-pulp circuit. The mineralization then proceeds to acid wash, stripping, electrowinning and refining.

The processing plant was designed to process ore at an average throughput of 55,000 tpd or 20 MT/a, equivalent to milling rates of 2,500 tpoh with operating time of 92% in a 24 hour day. While operating time has lagged at around 89%, the milling has far exceeded the design rate averaging 2,952 t/hr in 2020 for 23.06 Mt milled. On at least 70 occasions in 2020, a 74 thousand tonne milled per day rate was achieved.

With the upturn of current performance of the processing plant, ongoing optimization efforts and some new capital initiatives, the LOM plan assumes that the plant throughput will increase from 23 Mt in 2020 to 28.0 Mt in 2025 and thereafter. The annual plant throughput of 28.0 Mt is planned to be achieved by increasing the milling rate to 3,436 t/hr and improving operating time to 93%.

Various initiatives have been developed to bring the plant to the 28 Mt throughput rate. Those initiatives are: improved fragmentation; improved primary crusher choke feeding; secondary crusher screens; curved pulp lifters; semi-autogenous grind mill speed increase; permit to go over 75,000 tpd; re-feed system after the secondary crushers; pebble crusher variable speed drives; ore blending; and an increase in plant operating time to 93%.

Energy consumption is not expected to significantly increase as a result of the increased throughput rate. A lot of the initiatives to increase plant throughput are related to increases in grinding efficiency with the same power. The LOM assumes at 28.0 Mt to use 731,000 MW per year, which the plant electrical system is adequately designed to supply.

A decant tower system is used to reclaim and pump water from the TMA back to the process plant to satisfy process water requirements. Reclaim water is piped to the process plant. Depending on the water balance in the TMA, water from the open pit and various collection ditches around the WRSFs can also be directed to the plant. Make-up water for the reagent mixing is sourced from East Lake when required.

Consumables used in the plant include: steel balls; quicklime; sodium cyanide; sulphur di-oxide; sodium metabisulphite; anti-scalant; caustic; copper sulphate; carbon; and ore anti-freeze conditioner.

Infrastructure, Permitting and Compliance Activities

Surface infrastructure to support operations is primarily in place, and includes: three open pits: Detour Lake Main (in operation), West Detour and North Pit (to be constructed); processing facilities: grinding and leaching facilities, along with management and engineering offices, change house, workshop, warehouse, and assay laboratory facilities; mine facilities: management and engineering offices, change house, heavy mining vehicle and light vehicle workshops, wash bay, warehouse, explosives magazine, crusher, mine access gate house, return water pump house; administration buildings: facilities for overall site management, safety inductions, and general and administrative functions; accommodations camp; four stockpiles; four WRSFs; three TMA cells; water management facilities: stormwater and water storage dams, diversions, culverts; and a landfill facility.

Projects were ongoing through 2020 which included construction of additional camp capacity, construction of an airfield and aerodrome, construction of an onsite assay laboratory, construction of additional mobile maintenance offices and shops, and construction of additional exploration facilities.

Facilities in Cochrane include administration offices, a bus terminal with employee parking lot and security check-ins, four houses and an eight-unit apartment block. Kirkland has a shared services centre in Timmins that services Detour Lake. SGS Minerals operates a full-service analytical laboratory in Cochrane in support of Detour Lake.

Workers are accommodated in two camps. Accommodations are in the process of being expanded, and will have a total of 1,447 persons. Potable water is obtained from Little Hopper Lake, which is adequate for Detour Lake's current and future needs. Potable water is also obtained from borehole wells close to the camp. Fresh water is pumped from East Lake and is primarily used in the processing plant for reagent mixing but is also used as wash water in the truck wash facility and water make-up for the fire water tank.

The existing 180 km long powerline runs from the processing facility to a tie in at Island Falls, and thence to the Pinard substation. The 230 kilovolt transmission line allows for the distribution of more than 85 MW of power, suitable to service the entire Detour Lake mine operation. In the event of a power failure, there is sufficient emergency power generation for the provision of basic services.

Tailings are stored on surface in an engineered TMA located east of the process plant. The TMA is designed to function as three interconnected cells for tailings and water management. Tailings deposition will generally occur in only one cell at any time with water recycle for process plant use occurring mainly from the active cells, but possibly also during some periods from the inactive deposition cell prior to final closure. In the fourth quarter of 2020, tailings deposition was transitioned from Cell 1 to Cell 2. The construction of a thickened tails is planned with deposition of thickened tails starting in January 2025. Starting in 2037 tails is to be deposited in the Main Pit (mine operation in the Main pit finishing in 2036). The TMA Cell 2 and Cell 3 facility provides for storage of approximately 454 Mt of tailings solids. Inspection and monitoring is performed during construction and operation of the tailings dams to assess their performance and safety and to verify that actual conditions are consistent with the design assumptions and intentions. A dam safety review completed in 2020 confirmed that the TMA is performing as designed.

In 2020, a mine water pond with capacity of 3.5 Mm3 was completed. The mine water pond serves as a central water management facility (e.g., for open pit water and local runoff), and provides additional contingencies for storage and treatment, if needed. Tailings, tailings slurry water, and water reclaimed for the operation of the process plant are managed through the TMA. Water is continuously reclaimed back to the plant site for processing needs using a decant tower with pumping facilities located in the tailings pond. Make-up water for the operation of the process plant is sourced from East Lake when required. When required, water collected from the mine site (that has not been in contact with processed reagents) is discharged to East Creek to prevent the accumulation of water above target operating levels. In 2023, the discharge location will be transferred to a location on Sunday Creek, pending regulatory approval.

The Detour Lake Main Pit and West Detour areas were subject to extensive baseline, environmental monitoring, and technical studies, as per provincial and federal regulatory requirements. The presence of Woodland Caribou is of particular note because it is a Species at Risk, designated as Threatened under the Provincial Endangered Species Act and Federal Species at Risk Act. Potential impacts and mitigation measures are being addressed through the Endangered Species Act Overall Benefit Permit, for which approval is anticipated in late 2021.

Key areas that are actively monitored include air quality, potential for metals leaching and acid rock drainage, surface and groundwater quality, fisheries and other aquatic resources, and vegetation and wildlife.

Two federal and four provincial licences/authorizations were granted in support of the current mining operations. Subsequent permits, such as Permits to Take Water and Environmental Compliance Approvals, have been approved, renewed, and/or amended as needed in order to support ongoing development and operations.

Prior to development of the West Detour project, a number of provincial and federal environmental approvals, or amendments to existing approvals, will be required. In particular, the West Detour project is subject to a Class C Environmental Assessment pursuant to the Ontario Environmental Assessment Act. The ESR was published in draft in January 2017, and a final ESR was submitted to the NDMNRF in August 2019. An ESR addendum was submitted in October 2020 to address additional comments from government and Indigenous communities. The West Detour ESR was approved and a statement of completion was provided in March 2021.

Kirkland has undertaken ongoing consultation with the public, government regulators and its Indigenous partners regarding the operations, environmental commitments and planned activities. Kirkland has also established consultation principles to guide interactions within mine permitting, operations, and exploration.

Kirkland has agreements with First Nations who have treaty and Indigenous rights which they assert within the operations area of the Detour Lake mine. These agreements provide a framework for strengthened collaboration in the development and operations of the mine and outlines tangible benefits for the First Nations, including direct financial support, skills training and employment, opportunities for business development and contracting, and a framework for issues resolution, regulatory permitting and Kirkland's future financial contributions. In addition, Kirkland engages with Indigenous communities in connection with permitting applications and ongoing projects.

Kirkland will be responsible for providing the full amount of the financial assurance for the closure and rehabilitation of the Detour Lake mine and the West Detour project, subject to any required or approved changes to the existing Closure Plan. The total estimated closure cost for the Detour Lake Operations at peak development (i.e., all facilities constructed) is $149,811,737, exclusive of the West Detour project. Security provided to the NDMNRF to date for the present stage of development totals $105,798,258. Financial assurance for the West Detour project will be formalized with the filing of Closure Plan Amendment 3, anticipated for the second or third quarter of 2022.

Capital and Operating Costs

Capital Costs

Capital costs consist largely of mining equipment (replacements, additions, component replacements, capitalized maintenance), construction of tailings cells and dam raises, deferred stripping using a by-phase approach, and processing plant projects to increase plant capacity to 28 Mt/a. Capital costs for the first three years of plan are based on budget cycle estimates with supplier quotes, engineered designs, maintenance strategies, production plans or preliminary estimates. Estimates in later years are based on maintenance strategies, equipment replacement schedules, and long-term sustaining capital estimates are based on recent operating history and current asset value. Tailings cells 2 and 3 are based on physical material movement requirements and recent unit cost history.

The table below presents the 2021 budgeted costs and estimated costs for the LOM, excluding 2021.

Capital Cost Forecast

Area	2021 Budget (US$ million)	LOM Estimated Cost excluding 2021 (US$ million)
Site general and infrastructure	91	618
Mining and processing	81	1,550
Operations expansion	173	1,109
Closure and rehabilitation	1	134
Total	347	3,411

Note:

1. Numbers have been rounded. The mine life is 18 years, followed by four years of production supported by long-term stockpile reclaim. 2021 reported excluding exploration capital spending.

Operating Costs

Operating costs are based on actual costs seen during operations at site and are projected through the LOM plan.

All operating costs were evaluated on an annual basis and include all costs related to mining ore and waste from the Detour Lake, West Detour and North pits; processing of ore; all expenses associated with site administration; adjustments for deferred stripping and changes in inventory; costs related to agreements with First Nations; and royalties to Franco Nevada and First Nations. The consumables for the operation are based on current prices or contracts for future years.

Budgeted 2021 and estimated LOM operating costs, excluding 2021, are provided in the table below.

Operating Cost Forecast

Area	Units	2021 Budget (US$)	LOM Estimated Cost excluding 2021 (US$)
Mining	US$/t mined	2.62	2.65
Processing	US$/t processed	6.37	6.67
Site general	US$/t processed	3.50	2.41

Note:

1. The mine life is 18 years, followed by four years of production supported by long-term stockpile reclaim.

Costs in subsequent years may vary significantly from the 2021 budget and LOM cost estimates as a result of current or future year non-recurring expenditures, changes to input cost and exchange rates, and changes to Kirkland's current operations and/or production plans. Kirkland's current LOM plan is based on existing mineral reserves. Kirkland conducts ongoing exploration and analysis at its operating mines to improve project value, which may change the capital and operating costs in the future.

Economic Analysis

The Detour Lake operation was valued using a discounted cash flow approach. Estimates were prepared for all the individual elements of cash revenue and cash expenditures for ongoing operations. Cash flows are assumed to occur in the middle of each period.

Operating costs were prepared based on recent operating history and technical assumptions associated with the production profile. Capital costs were prepared based on engineering estimates, vendor quotes, maintenance strategies, or estimated long-term requirements based on recent operating history and current asset values.

The currency used to calculate the cash flow is Canadian dollars. A discount rate of 5% was assumed based on more than seven years of commercial production in a stable low-risk jurisdiction.

The gold price assumption used in the economic analysis is US$1,500/oz Au at an exchange rate of 1.31 C$:US$. Gold price assumptions are determined corporately by Kirkland. The assumption is more conservative than the London Metal Exchange closing prices on December 31, 2020 for spot (US$1,894/oz Au) and 24-month futures (US$1,907/oz Au). It is slightly higher than the London Bullion Market Association average monthly precious metals price for the past three years (US$1,477/oz Au).

The cumulative free cash flow before tax is estimated at C$11,141 million. The cumulative free cash flow after tax is C$8,354 million. At a 5% discount rate, the net present value of free cash flows before tax is C$6,614 million and of free cash flow after tax is C$4,968 million. Internal rate of return and payback period results are not relevant as the cumulative discounted after-tax free cash flows are never negative. This reflects the fact that the Detour Lake mine is already in operation and that operating cash flows are sufficient to cover sustaining and growth capital requirements.

Future Study and Recommendations

According to the authors of the Detour Lake Report, the additional mineralization in the updated West Detour mineral resource model represents potential project upside. There is potential to redesign the Detour Lake and Detour West open pits to convert some or all of those indicated mineral resources to mineral reserves, and thus revise the mine plan and potentially increase the mine life. However, mining studies such as assessment of tailings and waste rock storage capacities, optimized pit planning and consideration of any future permitting requirements will have to be considered in such a conversion.

The authors of the Detour Lake Report recommend Kirkland conduct a two-phase work program, which can be conducted concurrently. The total estimated budget is C$106.4 million. The first work phase consists of the mine plan update to incorporate the 2021 West Detour mineral resource estimation (expanded West Detour limits). This will require review and consideration of, amongst other mining and technical parameters, WRSF and TSF capacities, pit optimization, geotechnical and hydrogeological parameters, supporting infrastructure requirements, and capital and operating costs. This program is estimated to require a budget of approximately C$2 million to complete, mainly related to additional geotechnical drilling in the area between the Detour Lake and the West Detour pits. The second work phase consists of exploration drilling. The program in the near-mine area should focus on mineralization below the 800 m Level, mineralization continuing along strike and down plunge to the west of the West Detour open pit, and the potential for mineralization further east and west of the pits along the Sunday Lake Deformation Zone. Regional exploration should target the Lower Detour area along the Lower Detour and Massicotte Deformation Zones in the vicinity of the 58N zone. The near-mine and regional exploration programs assume drilling of 430,000 m at an all-in cost of C$243/m, for a total program cost of C$104.4 million.

Description of Capital Structure

Kirkland is authorized to issue an unlimited number of Kirkland Shares of which there were 263,696,770 Kirkland Shares issued and outstanding as of October 28, 2021. Kirkland is also authorized to issue an unlimited number of preferred shares ("Kirkland Preferred Shares") of which there were none outstanding as of October 28, 2021. The Kirkland Shares are listed and posted for trading on the TSX and the NYSE under the trading symbol "KL" and via Kirkland CDIs on the ASX under the trading symbol "KLA".

Kirkland Shares

Holders of Kirkland Shares are entitled to receive notice of any meetings of Kirkland Shareholders, to attend and to cast one vote per Kirkland Share at all such meetings, except meetings at which only holders of another class or series of shares are entitled to vote separately as such class or series. Holders of Kirkland Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Kirkland Board at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of Kirkland are entitled to receive on a pro rata basis the net assets of Kirkland after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Kirkland Shares with respect to dividends or liquidation. The Kirkland Shares do not carry any cumulative voting, pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Kirkland Preferred Shares

Kirkland may issue Kirkland Preferred Shares at any time or from time to time in one or more series. Before any shares of a series are issued, the Kirkland Board shall fix the number of shares that will form such series and shall, subject to the limitations set out in Kirkland's articles, determine the designation, rights, privileges, restrictions and conditions to be attached to the Kirkland Preferred Shares of such series. The Kirkland Preferred Shares of each series shall rank on a parity with the Kirkland Preferred Shares of every other series with respect to dividends and return of capital and shall be entitled to a preference over the Kirkland Shares and over any other shares ranking junior to the Kirkland Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of Kirkland, or any other distribution of the assets of Kirkland among its shareholders for the purpose of winding up its affairs. Except as required by law or unless provision is made in Kirkland's articles, the holders of the Kirkland Preferred Shares as a class shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of Kirkland. The rights, privileges, restrictions and conditions attached to the Kirkland Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Kirkland Preferred Shares.

Trading Price and Volume

The following tables set forth information relating to the monthly trading of the Kirkland Shares and Kirkland CDIs, as applicable, on the TSX and the NYSE and the ASX, respectively, for the 12-month period prior to the date of this Circular.

	Trading of Kirkland's Shares on the TSX
	High (C$)	Low (C$)	Monthly Volume (#)
2021
October 1 to October 28	57.90	51.36	12,594,478
September	58.43	49.15	28,032,427
August	55.88	48.05	15,980,112
July	54.08	47.65	14,635,603
June	53.1	46.77	17,518,043
May	54.34	46.31	19,822,636
April	49.69	42.94	19,849,451
March	44.73	40.07	28,722,655
February	50.72	41.43	19,568,113
January	57.36	48.81	18,344,446
2020
December	55.07	49.7	27,231,353
November	65.37	50.01	22,446,844
October	67.99	58.3	17,111,733
September	72.52	62.01	23,507,773

	Trading of Kirkland Shares on the NYSE
	High ($)	Low ($)	Monthly Volume (#)
2021
October 1 to October 28	46.98	40.74	26,595,107
September	46.18	38.97	47,211,888
August	44.59	37.68	30,264,818

July	43.53	38.12	33,548,978
June	43.93	37.84	29,084,421
May	44.97	37.68	37,239,502
April	39.61	34.16	39,375,223
March	35.45	31.72	48,222,842
February	39.77	32.58	38,364,947
January	45.18	38.14	38,047,484
2020
December	43.37	38.96	36,094,310
November	50.13	38.38	38,448,826
October	51.78	43.76	30,713,936
September	55.29	46.25	33,177,883

	Trading of Kirkland CDIs on the ASX
	High (A$)	Low (A$)	Monthly Volume (#)
2021
October 1 to October 28	62.19	54.00	51,860
September	59.44	50.41	32,385
August	57.50	51.40	40,718
July	56.40	50.40	129,342
June	57.00	47.90	31,021
May	52.04	42.64	53,282
April	47.50	41.50	191,115
March	54.16	44.00	49,916
February	63.11	50.01	93,950
January	60.05	53.29	145,303
2020
December	57.67	51.95	59,210
November	68.96	54.50	67,088
October	71.58	62.80	30,923
September	74.75	66.50	53,371

The closing price of the Kirkland Shares on September 27, 2021, the last full trading day on the TSX and the NYSE, and the closing price of the Kirkland CDIs on the ASX on September 28, 2021, the last full trading day on the ASX, prior to the announcement that Agnico and Kirkland had entered into the Merger Agreement, was C$55.70, $44.09 and A$60.00, respectively.

The closing price of the Kirkland Shares on the TSX and the NYSE on October 28, 2021, the last full trading day on the TSX and the NYSE, and the closing price of the Kirkland CDIs on the ASX on October 28, 2021, the last fully trading day on the ASX, prior to the date of this Circular, was C$54.23, $43.94 and A$59.70, respectively.

Prior Sales

The following table sets forth information in respect of issuances of Kirkland Shares and securities that are convertible or exchangeable into Kirkland Shares during the 12-month period prior to the date of this Circular.

Date of Issuance	Number and Type of Security	Price per Kirkland Share or Exercise Price per Kirkland Option (C$)	Reason for Issuance
November 20, 2020	7,125 Kirkland Shares	35.55	Stock Option Exercise
November 27, 2020	2,506 Kirkland Shares	27.91	Stock Option Exercise

Date of Issuance	Number and Type of Security	Price per Kirkland Share or Exercise Price per Kirkland Option (C$)	Reason for Issuance
January 1, 2021	117,329 Kirkland PSUs	53.62	Grant of Awards
January 1, 2021	117,702 Kirkland RSUs	53.62	Grant of Awards
January 1, 2021	15,188 Kirkland DSUs	53.62	Grant of Awards
January 27, 2021	13,029 Kirkland Shares	35.55	Stock Option Exercise
February 1, 2021	7,587 Kirkland Shares	30.03	Stock Option Exercise
February 2, 2021	7,587 Kirkland Shares	30.03	Stock Option Exercise
March 10, 2021	1,157 Kirkland Shares	4.18	Stock Option Exercise
March 10, 2021	654 Kirkland Shares	4.18	Stock Option Exercise
March 22, 2021	1,811 Kirkland Shares	2.85	Stock Option Exercise
April 1, 2021	343 Kirkland DSUs	41.91	Grant of Awards
April 19, 2021	20,838 Kirkland Shares	4.18	Stock Option Exercise
April 22, 2021	5,435 Kirkland Shares	3.42	Stock Option Exercise
May 10, 2021	69,145 Kirkland PSUs	47.96	Grant of Awards
May 10, 2021	69,145 Kirkland RSUs	47.96	Grant of Awards
May 18, 2021	999 Kirkland Shares	6.82	Stock Option Exercise
July 1, 2021	299 Kirkland DSUs	48.04	Grant of Awards
July 16, 2021	1,000 Kirkland Shares	3.42	Stock Option Exercise
July 22, 2021	749 Kirkland Shares	6.82	Stock Option Exercise
August 6, 2021	2,952 Kirkland PSUs	53.55	Grant of Awards
August 6, 2021	2,952 Kirkland PSUs	53.55	Grant of Awards
August 26, 2021	499 Kirkland Shares	6.82	Stock Option Exercise
August 31, 2021	2,499 Kirkland Shares	6.82	Stock Option Exercise
September 7, 2021	1,000 Kirkland Shares	3.42	Stock Option Exercise
September 8, 2021	249 Kirkland Shares	6.82	Stock Option Exercise
October 1, 2021	269 Kirkland DSUs	53.47	Grant of Awards

Notes:

(1) Awards granted will vest and be payable based on the five-day VWAP of the Kirkland Shares on the TSX ended on the last trading date immediately before the date of vesting and may be satisfied through the issuance of cash, Kirkland Shares or any combination thereof in accordance with the terms of the Kirkland Long-Term Incentive Plan.

(2) Performance is measured based on Kirkland's total shareholder return compared to the S&P/TSX Global Gold Index over a three-year performance period ending December 31 with a payout factor ranging between Nil to 2.00 based on Kirkland's percentile ranking for the performance period.

(3) Deferred share units that have been granted to non-executive directors are settled on the date of separation from the Kirkland Board based on the five-day VWAP of the Kirkland Shares on the TSX prior to the date of separation and may be paid in cash, Kirkland Shares or any combination thereof.

Consolidated Capitalization of Kirkland

Except as otherwise described herein, there has not been any material change to Kirkland's share and loan capital, on a consolidated basis, since June 30, 2021, the date of Kirkland's most recently filed consolidated financial statements. See the Kirkland Q2 Interim Financial Statements and the Kirkland Q2 Interim MD&A, which are incorporated by reference in this Circular, for additional information with respect to Kirkland's consolidated capitalization.

Dividend Policy and History

There are no restrictions on the ability of Kirkland to declare and pay dividends on the Kirkland Shares. During the year ended December 31, 2018, Kirkland paid a total of $16,329,968 in dividends to Kirkland Shareholders. During the year ended December 31, 2019, Kirkland paid a total of $29,469,062 in dividends to Kirkland Shareholders. During the year ended December 31, 2020, Kirkland paid a total of $115,942,291 in dividends to Kirkland Shareholders. Subsequent to the year ended December 31, 2020, Kirkland paid a total of $50,268,352 in dividends on January 14, 2021 to Kirkland Shareholders of record as of December 31, 2020 and announced an increase of its quarterly dividend to $0.1875 per Kirkland Share. On March 18, 2021, Kirkland announced a quarterly dividend of $0.1875 per Kirkland Share to be paid on April 14, 2021 to Kirkland Shareholders of record as of March 31, 2021. On June 17, 2021, Kirkland announced a quarterly dividend equal to $0.1875 per Kirkland Share to be paid on July 14, 2021 to Kirkland Shareholders of record as of June 30, 2021. On September 16, 2021, Kirkland announced a quarterly dividend equal to $0.1875 per Kirkland Share to be paid on October 13, 2021 to Kirkland Shareholders of record as of September 29, 2021.

The declaration and payment of future dividends will be at the discretion of the Kirkland Board and will be made based on Kirkland's financial position and other factors relevant at the time.

Interest of Informed Persons in Material Transactions

Other than as set forth under "Securities Law Matters - Interests of Certain Persons in the Arrangement" in this Circular, there were no material interests, direct or indirect, of Kirkland's directors or executive officers, or any director or executive officer of a Subsidiary of Kirkland or any Person who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the issued and outstanding Kirkland Shares, or any associate or affiliate of such Persons, in any transaction since the commencement of Kirkland's last completed financial year or in any proposed transaction which has materially affected, or would materially affect, Kirkland or any of its Subsidiaries.

Material Contracts

Except as otherwise disclosed in this Circular and as discussed in the Kirkland AIF, during the 12 months prior to the date of this Circular, Kirkland has not entered into any contracts, nor are there any contracts still in effect, that are material to Kirkland or any of its Subsidiaries, other than contracts entered into in the ordinary course of business. See "Material Contracts" in the Kirkland AIF, which is incorporated by reference in this Circular.

Auditor, Transfer Agent and Registrar

Kirkland's auditor is KPMG LLP, Chartered Professional Accountants.

Kirkland's registrar and transfer agent is TSX Trust Company, located in Toronto, Ontario.

Risk Factors

An investment in the securities of Kirkland and the completion of the Arrangement are subject to certain risks. In addition to considering the other information in this Circular, including the risk factors relating to the Arrangement set forth under "Risk Factors" in this Circular, readers should carefully consider the risk factors described in the Kirkland AIF as well as the Kirkland Annual MD&A and Kirkland Q2 Interim MD&A, each of which is incorporated by reference in this Circular. If any of the identified risks were to materialize, Kirkland's business, financial position, results and/or future operations may be materially affected. The risk factors identified in this Circular and the documents incorporated by reference are not exhaustive and other factors may arise in the future that are currently not foreseen by management of Kirkland that may present additional risks in the future.

Interests of Experts

Steven Gray, P.Geo., Andre Leite, P.Eng., Juan Figueroa, P.Geo., Jean-Francois Dupont, P.Eng., Dr. Veronika Raizman, P.Geo. and Paul Andrew Fournier, P.Eng. have acted as qualified persons in connection with the Detour Lake Report and have reviewed and approved the scientific and technical information related to Detour Lake contained in this "Appendix L - Information Concerning Kirkland". Each of the aforementioned persons is an employee of Kirkland. Natasha Vaz, P. Eng., has acted as qualified person responsible for all scientific and technical information contained in this "Appendix L - Information Concerning Kirkland" not otherwise reviewed and approved by any other named expert. Ms. Vaz is an employee of Kirkland.

The aforementioned persons held either less than 1% or no securities of Kirkland or of any associate or affiliate of Kirkland when they rendered services, prepared the reports or the mineral reserve estimates or the mineral resource estimates referred to, as applicable, or following the rendering of services or preparation of such reports or data, as applicable, and either did not receive any or received less than a 1% direct or indirect interest in any such securities of Kirkland or of any associate or affiliate of Kirkland in connection with the rendering of such services or preparation of such reports or data.

Each of CIBC Capital Markets, BMO Capital Markets and Maxit Capital is named as having prepared or certified a report, statement or opinion in this Circular, specifically their respective fairness opinions. See "The Arrangement - Kirkland Fairness Opinions". Except for the fees to be paid to the financial advisors, in respect of BMO Capital Markets and Maxit Capital a substantial portion of which is contingent on completion of the Arrangement, to the knowledge of Kirkland, none of the foregoing financial advisors, their directors, officers, employees and partners, as applicable, or their respective associates or affiliates, beneficially owns, directly or indirectly, 1% or more of the outstanding securities of Kirkland or any associate or affiliate of Kirkland, has received or will receive any direct or indirect interests in the property of Kirkland or any of its associates or affiliates, or is expected to be elected, appointed or employed as a director, officer or employee of Kirkland or any associate or affiliate thereof.

KPMG LLP, Chartered Professional Accountants, as auditor of Kirkland, has reported that they are independent of Kirkland within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and that they are independent accountants with respect to Kirkland under all relevant U.S. professional and regulatory standards.

Additional Information

Additional information relating to Kirkland is available under Kirkland's issuer profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Financial information concerning Kirkland is provided in the Kirkland Annual Financial Statements and the Kirkland Annual MD&A, and the Kirkland Q2 Interim Financial Statements and Kirkland Q2 Interim MD&A, which can be accessed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. The information contained on, or accessible through, any of these websites is not incorporated by reference into this Circular and is not, and should not be considered to be, a part of this Circular unless it is explicitly so incorporated. See "Documents Incorporated by Reference" above.

Kirkland Shareholders may contact Jennifer Wagner, Executive Vice President, Corporate Affairs and Sustainability by telephone at (416) 840-7884 or by email at jwagner@kl.gold to request copies of Kirkland's financial statements and management's discussion and analysis. Copies of this Circular and the other Kirkland Meeting Materials may also be found under Kirkland's issuer profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

APPENDIX M
SECTION 185 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

Pursuant to the Interim Order, Kirkland Shareholders have the right to dissent in respect of the Arrangement in accordance with section 185 of the OBCA, as modified by the Plan of Arrangement and the Interim Order. Such right to dissent is described in the Circular. The full text of section 185 of the OBCA is set forth below.

Rights of dissenting shareholders

185 (1) Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a)  amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b)  amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c)  amalgamate with another corporation under sections 175 and 176;

(d)  be continued under the laws of another jurisdiction under section 181;

(d.1)  be continued under the Co-operative Corporations Act under section 181.1;

(d.2)  be continued under the Not-for-Profit Corporations Act, 2010 under section 181.2; or

(e)  sell, lease or exchange all or substantially all its property under subsection 184 (3), a holder of shares of any class or series entitled to vote on the resolution may dissent.

Idem

(2) If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a)  clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b)  subsection 170 (5) or (6).

One class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

Exception

(3) A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a)  amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b)  deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

Shareholder's right to be paid fair value

(4) In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

No partial dissent

(5) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(6) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent.

Idem

(7) The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

Notice of adoption of resolution

(8) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

Idem

(9) A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

Demand for payment of fair value

(10) A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a)  the shareholder's name and address;

(b)  the number and class of shares in respect of which the shareholder dissents; and

(c)  a demand for payment of the fair value of such shares.

Certificates to be sent in

(11) Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates, if any, representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Idem

(12) A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

Endorsement on certificate

(13) A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

Rights of dissenting shareholder

(14) On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a) the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b) the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c) the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder's rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10).

Same

(14.1) A dissenting shareholder whose rights are reinstated under subsection (14) is entitled, upon presentation and surrender to the corporation or its transfer agent of any share certificate that has been endorsed in accordance with subsection (13),

(a) to be issued, without payment of any fee, a new certificate representing the same number, class and series of shares as the certificate so surrendered; or

(b) if a resolution is passed by the directors under subsection 54 (2) with respect to that class and series of shares,

(i) to be issued the same number, class and series of uncertificated shares as represented by the certificate so surrendered, and

(ii) to be sent the notice referred to in subsection 54 (3).

Same

(14.2) A dissenting shareholder whose rights are reinstated under subsection (14) and who held uncertificated shares at the time of sending a notice to the corporation under subsection (10) is entitled,

(a) to be issued the same number, class and series of uncertificated shares as those held by the dissenting shareholder at the time of sending the notice under subsection (10); and

(b) to be sent the notice referred to in subsection 54 (3).

Offer to pay

(15) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a) a written offer to pay for the dissenting shareholder's shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Idem

(16) Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

Idem

(17) Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Application to court to fix fair value

(18) Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

Idem

(19) If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

Idem

(20) A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

Costs

(21) If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

Notice to shareholders

(22) Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a) has sent to the corporation the notice referred to in subsection (10); and

(b) has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder's right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

Parties joined

(23) All dissenting shareholders who satisfy the conditions set out in clauses (22) (a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

Idem

(24) Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

Appraisers

(25) The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(26) The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b).

Interest

(27) The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Where corporation unable to pay

(28) Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Idem

(29) Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a) withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder's full rights are reinstated; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Idem

(30) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

Court order

(31) Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

Commission may appear

(32) The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

APPENDIX N

PRO FORMA FINANCIAL STATEMENTS

(see attached)

Pro Forma Consolidated Statement of Income
For the year ended December 31, 2020

(thousands of United States dollars, except per share amounts)
Unaudited

			Pro Forma		Pro Forma
	Agnico	Kirkland	Adjustments		Consolidated

REVENUES
Revenues from mining operations	$3,138,113	$2,460,104			$5,598,217

COSTS AND EXPENSES
Production	1,424,152	672,791	85,450	5 (a)	2,182,393
Exploration and corporate development	113,492	14,415			127,907
Amortization of property, plant and mine development	631,101	383,052	197,456	5 (b)	1,211,609
General and administrative	116,288	60,490			176,778
Finance costs	95,134	1,938			97,072
(Gain) loss on derivative financial instruments	(107,873)	5,616			(102,257)
Environmental remediation	27,540	33,730			61,270
Foreign currency translation loss	22,480	58,462			80,942
Other expenses	48,234	76,901			125,135
Income before income and mining taxes	767,565	1,152,709	(282,906)		1,637,368
Income and mining taxes expense	255,958	365,004	(87,051)	5 (c)	533,911
Net income for the year	$511,607	$787,705	$(195,855)		$1,103,457

Net income per share - basic				6	$2.45
Net income per share - diluted				6	$2.44

See accompanying notes

Pro Forma Consolidated Statement of Income
For the six months ended June 30, 2021

(thousands of United States dollars, except per share amounts)
Unaudited

			Pro Forma		Pro Forma
	Agnico	Kirkland	Adjustments		Consolidated

REVENUES
Revenues from mining operations	$1,900,712	$1,214,582			$3,115,294

COSTS AND EXPENSES
Production	839,572	370,570			1,210,142
Exploration and corporate development	68,651	12,565			81,216
Amortization of property, plant and mine development	356,424	215,448	90,105	5 (d)	661,977
General and administrative	76,258	32,527			108,785
Finance costs	45,429	1,140			46,569
Gain on derivative financial instruments	(54)	(3,268)			(3,322)
Environmental remediation	-	(474)			(474)
Foreign currency translation gain	(638)	(8,220)			(8,858)
Other expenses	3,235	19,185			22,420
Income before income and mining taxes	511,835	575,109	(90,105)		996,839
Income and mining taxes expense	186,126	169,749	(27,840)	5 (e)	328,035
Net income for the period	325,709	405,360	(62,265)		668,804

Net income per share - basic				6	1.48
Net income per share - diluted				6	1.47

Pro Forma Consolidated Balance Sheet
As at June 30, 2021

(thousands of United States dollars)
Unaudited

			Pro Forma		Pro Forma
	Agnico	Kirkland	Adjustments		Consolidated

ASSETS
Current assets:
Cash and cash equivalents	$277,670	$858,373	$(280,022)	5 (f) (g)	$856,021
Short-term investments	3,270	-			3,270
Trade receivables	16,284	167			16,451
Inventories	712,143	164,916	85,450	5 (h)	962,509
Income taxes recoverable	7,366	18,073			25,439
Fair value of derivative financial instruments	32,857	-			32,857
Other current assets	221,240	42,939			264,179
Total current assets	1,270,830	1,084,468	(194,572)		2,160,726

Goodwill	407,792	-			407,792
Property, plant and mine development	7,566,608	5,923,982	7,725,291	5 (i) (j)	21,215,881
Deferred tax assets	-	38,607			38,607
Investments	333,370	79,138			412,508
Intangible asset	-	79,162			79,162
Long-term ore in stockpiles and other assets	340,390	14,176			354,566
	$9,918,990	$7,219,533	$7,530,719		$24,669,242

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$475,344	$249,675			$725,019
Reclamation and other provisions	17,822	42,844			60,666
Share based liabilities	-	11,920			11,920
Dividends payable	-	50,022	(50,022)	5 (f)	-
Interest payable	12,297	-			12,297
Income taxes payable	30,699	13,904			44,603
Finance lease obligations	25,476	6,175			31,651
Current portion of long-term debt	125,000	-			125,000
Fair value of derivative financial instruments	14,635	-			14,635
Total current liabilities	701,273	374,540	(50,022)		1,025,791

Long-term debt	1,441,476	-			1,441,476
Lease obligations	95,547	18,557			114,104
Share based liabilities	-	5,051			5,051
Deferred proceeds	-	77,575	(77,575)	5 (j)	-
Reclamation provision	719,689	175,332			895,021
Deferred income and mining tax liabilities	1,023,194	1,272,964	2,465,217	5 (k)	4,761,375
Other liabilities	73,339	7,696			81,035
Total liabilities	4,054,518	1,931,715	2,337,620		8,323,853

EQUITY
Common shares	5,794,462	3,321,111	7,264,806	5 (l) (m)	16,380,379
Stock options	184,876	21,244	(21,244)	5 (l)	184,876
Contributed surplus	37,254	-			37,254
Deficit	(209,245)	1,920,342	(2,025,342)	5 (f) (l)	(314,245)
Other reserves	57,125	25,121	(25,121)	5 (l)	57,125
Total equity	5,864,472	5,287,818	5,193,099		16,345,389
	$9,918,990	$7,219,533	$7,530,719		$24,669,242

Notes to the Pro Forma Consolidated Financial Statements
(Unaudited)

(thousands of United States dollars, unless otherwise indicated)

Note 1 - Basis of presentation

The unaudited pro forma consolidated statements of income for the year ended December 31, 2020 and for the six months ended June 30, 2021 (the "pro forma statements of income") and the unaudited pro forma consolidated balance sheet as at June 30, 2021 (the "pro forma balance sheet") and, together (the "pro forma financial statements"), give effect to the proposed acquisition (the "Acquisition") by Agnico Eagle Mines Limited ("Agnico") of Kirkland Lake Gold Ltd. ("Kirkland") as if the Acquisition took place on January 1, 2020 for the pro forma statements of income and June 30, 2021 for the pro forma balance sheet.

The pro forma financial statements for the year ended December 31, 2020 and as at and for the six months ended June 30, 2021 have been derived using the following information:

(a) the audited consolidated financial statements of Agnico for the year ended December 31, 2020;

(b) the audited consolidated financial statements of Kirkland for the year ended December 31, 2020;

(c) the unaudited interim consolidated financial statements of Agnico as at and for the six months ended June 30, 2021;

(d) the unaudited interim consolidated financial statements of Kirkland as at and for the six months ended June 30, 2021; and

(e) other supplementary information as was considered necessary to reflect the Acquisition in the pro forma financial statements.

The pro forma financial statements have been prepared for illustrative purposes only to show the effect of the Acquisition (as described further in Note 3). The pro forma statements of income reflect that Agnico acquired all of Kirkland's outstanding shares and that Agnico is considered the accounting acquirer under IFRS 3 - Business Combinations ("IFRS 3"). The pro forma financial statements are not intended to be indicative of Agnico's financial position or the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded subsequent to the transaction will differ from those recorded in the pro forma financial statements.

The historical consolidated financial statements have been adjusted to give effect to pro forma events that are: (i) directly attributable to the Acquisition; (ii) factually supportable; and (iii) with respect to the pro forma statements of income, expected to have a continuing impact on the consolidated financial results post- Acquisition.

The pro forma financial statements do not reflect and do not give effect to: (i) any integration costs that may be incurred as a result of the Acquisition; (ii) synergies, operating efficiencies and cost savings that may result from the Acquisition; or (iii) benefits expected to be derived from the combined company's growth projects.

Certain of Kirkland's assets, liabilities, income and expenses have been reclassified to conform to Agnico's consolidated financial statement presentation. These changes are summarized as follows:

Kirkland Presentation	Pro Forma Presentation
Sum of "Production costs" and "Royalty expense"	Production
"Transaction costs"	Other expenses
"Care and maintenance"	Other expenses
Subset of "Other income (loss), net"	(Gain) loss on derivative financial instruments
Subset of "Other income (loss), net"	Foreign currency translation loss (gain)
Subset of "Finance costs"	(Gain) loss on derivative financial instruments

Sum of "Finance income" and "Finance costs"	Finance costs
Sum of "Current income tax expense" and "Deferred income tax expense"	Income and mining taxes expense
Subset of "Accounts receivable"	Other current assets
"Prepaid expenses"	Other current assets
Subset of "Other long-term assets"	Investments
"Provisions" (current)	Reclamation and other provisions
Subset of "Provisions"	Other liabilities
Subset of "Provisions"	Reclamation provision

Note 2 - Significant Accounting Policies

The accounting policies used in the construction of the pro forma financial statements for the year ended December 31, 2020 and as at and for the six months ended June 30, 2021 are those set out in Agnico's consolidated financial statements for the year ended December 31, 2020 and as at and for the six months ended June 30, 2021. In preparing the pro forma financial statements, a preliminary review was undertaken to identify accounting policy differences between the accounting policies used by Agnico and those of Kirkland where the impact was potentially material and could be reasonably estimated. Based on our preliminary review, we believe the significant accounting policies of Kirkland conform, in all material respects, to those of Agnico. A final review of Kirkland's accounting policies will be completed after closing of the Acquisition to ensure all differences have been identified and appropriately recognized.

Note 3 - Description of the Proposed Acquisition

On September 28, 2021, Agnico and Kirkland entered into a merger agreement (the "Agreement") pursuant to which Agnico agreed, subject to certain terms and conditions, to acquire all of the issued and outstanding common shares of Kirkland (the "Kirkland Shares"), with the combined company to continue under the name "Agnico Eagle Mines Limited". Pursuant to the Agreement, Kirkland shareholders will receive 0.7935 of an Agnico common share (each whole share, an "Agnico Share") for each Kirkland Share. Based on the assumptions set out below, upon closing of the Acquisition, existing Agnico shareholders and Kirkland shareholders will own approximately 54% and 46% of the combined company, respectively.

Completion of the Acquisition is contingent upon the approval of the shareholders of both Agnico and Kirkland, court approval, regulatory approvals and certain other customary conditions.

Note 4 - Purchase Price Allocation

The acquisition by Agnico of Kirkland will be accounted for under IFRS 3. The acquisition method of accounting was used to prepare these pro forma financial statements with Agnico identified as the acquirer. This method requires an allocation of the fair value of the consideration payable by Agnico in connection with the Acquisition (the "Purchase Price") to the net assets acquired and liabilities assumed, based on their fair values as of the date of the Acquisition.

Agnico has performed a preliminary allocation of the estimated Purchase Price to the assets and liabilities acquired based on their fair values as of the date of Acquisition except for deferred income tax assets and liabilities that are determined in accordance with IAS 12 - Income Taxes. There will be adjustments to the estimated fair values as the Purchase Price allocation is finalized. These differences may be material.

In accordance with the principles of IFRS 3, Agnico has assumed the estimated Purchase Price of $10.586 billion to acquire the assets and liabilities of Kirkland. This price is based on the issuance of 209,414,785 Agnico Shares, which is the result of the product of: (i) (A) 263,796,770 Kirkland Shares issued and outstanding as at September 27, 2021 plus (B) 116,003 Kirkland Shares to be issued to Kirkland Optionholders (as defined in the Agreement, assuming all outstanding Kirkland Options (as defined in the Agreement) are exercised prior to the closing of the Acquisition), and (ii) the exchange ratio of 0.7935 of an Agnico Share per Kirkland Share.

Each Kirkland Option that is not exercised prior to the closing of the Acquisition will be exchanged for an Agnico Replacement Option as defined in and set out under the terms of the Agreement. In addition, each Kirkland RSU and Kirkland PSU, and each Kirkland DSU not held by Continuing Kirkland Directors (as each term is defined in the Agreement) outstanding immediately prior to the closing of the Acquisition will be assumed by Agnico and settled or redeemed following closing substantially in accordance with their terms, subject to adjustment to reflect the exchange ratio under the Acquisition and to reference the price of the Agnico Shares following closing of the Acquisition. The fair value of the Kirkland RSUs, Kirkland PSUs and Kirkland DSUs being assumed by Agnico in connection with the Acquisition is reflected in Kirkland's existing liabilities.

The preliminary estimated Purchase Price is calculated as follows:

Number of Agnico Shares to be issued to Kirkland shareholders	209,414,785
Closing price of Agnico Shares on September 27, 2021	$50.55
Estimated Purchase Price	$10,585,917

The estimated Purchase Price reflected in these pro forma financial statements does not purport to represent the actual Purchase Price to be transferred upon closing of the Acquisition. The fair value of the Purchase Price (i.e., the Agnico Shares to be issued) will be measured at the current market price on the closing date of the Acquisition. The final value of the Purchase Price could be materially different from the amount reflected in these pro forma financial statements.

As of October 29, 2021, Agnico has not completed a detailed valuation study necessary to arrive at the final estimates of the fair value of Kirkland's assets to be acquired and liabilities to be assumed. A final determination of the fair value of Kirkland's assets and liabilities, including property, plant and mine development, will be based on the actual property, plant and mine development of Kirkland that exist as of the closing date of the Acquisition and, therefore, cannot be made prior to the closing of the Acquisition. Further, no effect has been given to any other new Kirkland Shares or other equity awards that may be issued or granted subsequent to September 27, 2021 and before the closing of the Acquisition. As a result, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of compiling the pro forma financial statements. Agnico has estimated the fair value of Kirkland's assets and liabilities based on discussions with Kirkland's management, preliminary valuation information, due diligence and information presented in Kirkland's public filings. Upon completion of the Acquisition, a final determination of fair value of Kirkland's assets and liabilities will be performed. The final Purchase Price allocation ultimately reflected in the Agnico consolidated financial statements may be materially different than the amounts reflected in the pro forma financial statements. Such material differences could include the values ascribed to property, plant and mine development and deferred income and mining taxes and the allocation of any excess of the Purchase Price over the fair value of Kirkland's net assets to goodwill.

The following table illustrates the preliminary allocation of the estimated Purchase Price to the acquired identifiable assets and liabilities assumed as of June 30, 2021:

Cash and cash equivalents	$683,351
Inventories	250,366
Other current assets	61,179
Property, plant and mine development	13,589,129
Other long-term assets	211,083
Accounts payable and accrued liabilities	(249,675)
Other current liabilities	(74,843)
Provisions and other non-current liabilities	(206,636)
Deferred income and mining tax liabilities	(3,678,037)
Total assets acquired, net of liabilities assumed	$10,585,917

The fair value of the Purchase Price and net assets to be acquired will ultimately be determined as of the closing date of the Acquisition in accordance with IFRS 3 with a final Purchase Price allocation completed within one year.

Note 5 - Pro forma assumptions and adjustments

The pro forma financial statements reflect the following assumptions and adjustments to give effect to the Acquisition as if it had occurred on June 30, 2021 for the consolidated balance sheet and January 1, 2020 for the consolidated statements of income.

The pro forma statement of income for the year ended December 31, 2020 includes the following pro forma assumptions and adjustments:

(a) an increase in production costs of $85.5 million as a result of the fair value increments related to inventory identified in the estimated Purchase Price allocation. The adjustment assumes that all metals inventory will turn over in less than one year, and thus the full impact of the adjustment is reflected in the pro forma statement of income for the year ended December 31, 2020. As a result, no adjustment is required in the pro forma statement of income for the six-month period ended June 30, 2021;

(b) an increase in amortization of $197.5 million to reflect the amortization of the fair value increments related to assets subject to depreciation identified in the estimated Purchase Price allocation. The amortization of the fair value increment was calculated on a units-of-production basis with the denominator as the total tonnage of proven and probable mineral reserves; and

(c) a decrease in income tax expense of $87.1 million to reflect the tax effect of the pro forma adjustments.

The pro forma statement of income for the six months ended June 30, 2021 includes the following pro forma assumptions and adjustments:

(d) an increase in amortization of $90.1 million to reflect the amortization of the fair value increments related to assets subject to depreciation identified in the estimated Purchase Price allocation. The amortization of the fair value increment was calculated on a units-of-production basis with the denominator as the total tonnage of proven and probable mineral reserves; and

(e) a decrease in income tax expense of $27.8 million to reflect the tax effect of the pro forma adjustments.

The pro forma balance sheet as at June 30, 2021 include the following pro forma assumptions and adjustments:

(f) a decrease in cash and cash equivalents of $280.0 million reflecting:

(i) $50.0 million dividend payable to Kirkland shareholders as at June 30, 2021 which was subsequently paid on July 14, 2021;

(ii) $125.0 million in Kirkland share repurchases subsequent to June 30, 2021; and

(iii) $105.0 million in estimated transaction costs associated with the Acquisition. As these costs are not expected to have a continuing impact on Agnico's results, the amount was recorded as a charge to deficit;

(g) no adjustment has been made to reflect Agnico Permitted Dividends (as defined in the Agreement) or payments to settle any Kirkland DSUs held by current directors of Kirkland who do not continue on the Agnico board of directors following closing of the Acquisition;

(h) an increase of $85.5 million to reflect the difference between the estimated fair value and carrying value of Kirkland's metals inventory using the spot gold price on June 30, 2021 of $1,763;

(i) an increase of $7,725.3 million to reflect the difference between the estimated fair value and carrying value of Kirkland's property, plant and mine development. For the purposes of the pro forma financial statements, any excess of the Purchase Price paid over the estimated fair value of Kirkland's net assets has been assumed to be attributable to the fair value of Kirkland's property, plant and mine development. Upon completion of Agnico's valuation of property, plant and mine development, such excess, if any, will be reclassified to goodwill;

(j) a decrease of $77.6 million to reflect that the deferred proceeds are considered in the fair value estimate of the property, plant and mine development assets;

(k) an adjustment to reflect a deferred tax liability of $2,465.2 million which is primarily due to the fair value increase to the acquired assets and liabilities;

(l) an adjustment to reflect the elimination of Kirkland's historical shareholders' equity accounts; and

(m) an adjustment to reflect the issuance of 209,414,785 Agnico Shares, based on a ratio of 0.7935 of an Agnico Share for each outstanding Kirkland Share determined according to the assumptions set out herein. The closing price of Agnico Shares on September 27, 2021 was $50.55.

Note 6 - Pro forma net income per share

For the purposes of the pro forma financial statements, the net income per share has been calculated using the weighted average number of shares which would have been outstanding as at the period end, after giving effect to the Acquisition as if it had occurred on January 1, 2020.

	Six Months	Year Ended
	Ended June 30,	December 31,
	2021	2020
	(thousands)	(thousands)
Weighted average number of Agnico shares outstanding - basic	243,165	241,508
Weighted average number of Agnico shares outstanding - diluted	244,373	243,072
Agnico shares to be issued to Kirkland shareholders (Note 4)	209,415	209,415
Pro forma weighted average number of Agnico shares outstanding - basic	452,580	450,923
Pro forma weighted average number of Agnico shares outstanding - diluted	453,788	452,487
Pro forma consolidated net income	$668,804	$1,103,457
Pro forma net income per share - basic	$1.48	$2.45
Pro forma net income per share - diluted	$1.47	$2.44

QUESTIONS MAY BE DIRECTED TO THE
PROXY SOLICITATION AGENTS

Agnico Shareholders:

North America Toll Free: 1-877-452-7184

Outside North America: 1-416-304-0211

Email: assistance@laurelhill.com

Kirkland Shareholders:

North American Toll Free Phone

1.877.659.1824

Australian Toll Free Phone

1.800.155.612